As confidentially submitted to the Securities and Exchange Commission on January 13, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LightBeam Electric Company

(Exact name of registrant as specified in its charter)

Delaware	4911	26-4637531
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

400 Harbor Drive, Suite B

Sausalito, CA 94965

(415) 992-3499

James Lavelle

Chairman and Chief Executive Officer

400 Harbor Drive, Suite B

Sausalito, CA 94965

(415) 992-3499

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher T. Jensen David W. Pollak Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178 (212) 309-6000	Richard D. Truesdell, Jr. Byron B. Rooney Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)(2)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of any additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion, dated January 13, 2015

                Shares

LIGHTBEAM ELECTRIC COMPANY

Common Stock

$             Per Share

This is an initial public offering of our common stock. We are offering              shares of our common stock. We anticipate that the initial public offering price of our common stock will be between $             and $             per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “LEC.”

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 21.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to LightBeam Electric Company	$	$

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for additional information.

To the extent that the underwriters sell more than                 shares of common stock, the underwriters have the option to purchase up to an additional                 shares from us within 30 days from the date of this prospectus at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on                 , 2015.

BMO Capital Markets	Barclays

Prospectus dated                 , 2015

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell, and seeks offers to buy, only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any free writing prospectus is current only as of the date of this document, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

Notice to Investors

Upon the completion of this offering, we will be a holding company with certain U.S. operating subsidiaries that are “public utilities” (as defined in the Federal Power Act, or “FPA”) and, therefore, subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, (“FERC,”) under the FPA. While our U.S. operating subsidiaries that are subject to FPA regulation will hold certain limited exemptions from the FPA’s direct and indirect merger and acquisition provisions, a purchaser or direct or indirect holder of ten percent or more of our voting securities may not hold such exemptions. The FPA places certain restrictions and requirements on the transfer to a “holding company” under FPA Section 203(a)(2) of an amount of our voting securities sufficient to convey direct or indirect control over us, and FERC’s regulations assume that a direct or indirect voting right of ten percent or greater constitutes control. The FPA requires the holding company either to obtain prior authorization from FERC prior to the transfer of an amount of our common stock sufficient to convey direct or indirect “control” over any of our public utility subsidiaries, or to qualify for a blanket authorization granted under FERC’s regulations for certain types of transfers generally deemed by FERC not to convey direct or indirect “control.” We intend to conduct this offering in a manner consistent with FERC’s guidance on “control” and the requirements for applicable authorizations granted under FERC’s regulations. Additionally, our amended and restated certificate of incorporation will prohibit, absent prior FERC authorization, any person that is a “holding company” from acquiring, through this offering or in subsequent purchases other than secondary market transactions, an amount of our common stock sufficient to convey direct or indirect “control” over any of our public utility subsidiaries without the prior written consent of our board of directors and authorization of FERC. This prospectus does not constitute an offer to sell any share of our common stock to any person in violation of these or any other provisions of our amended and restated certificate of incorporation, or any applicable regulation or order of the FERC.

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus. In addition, estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business and that are protected under applicable intellectual property laws. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us.

Presentation of Financial Information

LightBeam Electric Company plans to acquire the Initial Portfolio (as defined below) through consummation of the Acquisitions (as defined below) of the Founding Companies (as defined below) concurrently with the completion of this offering and has been deemed the accounting acquirer. The financial statements of the Founding Companies (“Founding Company Financial Statements”) listed below are presented as follows:

•	Certain subsidiaries of Solar Power Generation, Ltd. (“SPGL”) are included in the Solar Power Generation Portfolio combined financial statements;

•

Genalta Holding I Limited Partnership, Genalta Holding II Limited Partnership, Genalta Holding GP Ltd. and Genalta Holding GP Ltd. are included in the Genalta Power, Inc. consolidated financial statements;

•	Green States Energy, Inc. and its subsidiaries are included in the Green States Energy consolidated financial statements;

•	Global Ampersand LLC and its subsidiaries are included in the Global Ampersand consolidated financial statements;

•	Certain subsidiaries of Constantine Wind Energy, Ltd. (“CWE”) are included in the Constantine Wind Energy Portfolio combined financial statements;

•	Certain subsidiaries of Muirden Energy LLP are included in the Muirden Energy Portfolio combined financial statements; and

•	Certain subsidiaries of Mosscliff Environmental, Ltd. are included in the Mosscliff Environmental Portfolio combined financial statements.

Certain of the Founding Companies, Solar Power Generation Portfolio (“SPGP”), Green States Energy, Inc. and subsidiaries (“GSE”), Genalta Power, Inc. (“Genalta”) and Global Ampersand LLC (“Global”) and subsidiaries being acquired in these Acquisitions have been deemed to be predecessors. In instances where we are acquiring groups of related companies that collectively comprise a single business, we have considered the facts and circumstances surrounding the history of each entity to determine which of the Founding Companies to present as the reporting entity. Accordingly, this prospectus includes audited annual historical financial statements and unaudited interim historical financial statements for LightBeam Electric Company and each of the predecessors, as applicable. In addition, this prospectus contains certain pro forma financial information about LightBeam Electric Company, giving effect to the consummation of the Acquisitions and completion of this offering. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Cautionary Statement Regarding the Use of Non-GAAP Measures

This prospectus contains references to Adjusted EBITDA and cash available for distribution, which are not measures under generally accepted accounting principles in the United States (“U.S. GAAP”) and, therefore, may differ from definitions of these measures used by other companies in our industry. We define Adjusted EBITDA as net income plus interest expense, income tax expense, depreciation and amortization and certain non-cash items. We define cash available for distribution as net cash provided by operating activities, determined in accordance with U.S. GAAP, as adjusted for the items set forth under “Cash Dividend Policy—General—Estimate of Future Cash Available for Distribution.” We disclose Adjusted EBITDA and cash available for distribution because we believe that these measures may assist investors in assessing our financial performance and the anticipated cash flow from our projects. Neither of these measures should be considered the sole measure of our performance and should not be considered in isolation from, or as a substitute for, the financial statements included elsewhere in this prospectus prepared in accordance with U.S. GAAP. For further discussion of the limitations of these non-U.S. GAAP measures and the reconciliations of Adjusted EBITDA to net income and cash available for distribution to net cash provided by (used in) operating activities, see “Selected Historical Financial Data” and footnote (b) thereto and “Cash Dividend Policy” elsewhere in this prospectus.

Certain Terms Used in This Prospectus

•

“Acquisitions” refers to the purchase agreements and related transactions pursuant to which we will acquire the projects in our Initial Portfolio from our initial Members concurrently with the completion of this offering;

•	“CFDs” refers to the U.K. contracts for differences arrangements;

•	“COD” refers to the commercial operation date of the applicable project;

•	“DGCL” refers to the Delaware General Corporation Law;

•	“EPC” refers to engineering, procurement and construction;

•	“FERC” means the Federal Energy Regulatory Commission, a U.S. Government agency;

•	“FIT” refers to feed-in-tariff rate structure;

•

“Founding Companies” refers to certain subsidiaries of Solar Power Generation, Ltd., a U.K. limited company, Genalta Holding I Limited Partnership, a Canadian limited partnership, Genalta Holding II Limited Partnership, a Canadian limited partnership, Genalta Holding GP Ltd., a Canadian corporation, Genalta Holding II GP, Ltd., a Canadian corporation, Green States Energy, Inc., a Delaware corporation, Global Ampersand LLC, a Delaware limited liability company, Constantine Wind Energy, Ltd., a U.K. limited company, TTCP Energy Finance Fund II, LLC, a Delaware limited liability company, Mosscliff Environmental, Ltd., a U.K. limited company, Muirden Energy LLP, a U.K. limited liability partnership, and Fifty ID RE Ltd., a U.K. limited company;

•	“FPA” refers to the Federal Power Act;

•

“initial Members” refers to the individuals and entities which will be contributing our Initial Portfolio to us pursuant to the Acquisitions through contribution of all of their ownership interests in the Founding Companies, including, without limitation, British Solar Renewables Ltd., a U.K. limited company, Genalta Power, Inc., a Canadian corporation, ACM California LLC, a Delaware limited liability company, and Tamra-Tacoma Capital Partners, LLC, a Delaware limited liability company, in return for cash and shares of our common stock;

•

“Initial Portfolio” refers to the diversified portfolio of projects with a total generating capacity of approximately 239 MW in the United Kingdom, the United States and Canada consisting primarily of solar, as well as wind, waste gas, natural gas, waste heat and biomass power generation, that we will own upon the completion of this offering;

•	“IPPs” refers to independent power producers;

•	“ISOs” refers to independent system operators, which are organizations that administer wholesale electricity markets;

•	“ITCs” refers to investment tax credits;

•	“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2012;

•	“LECs” refers to the U.K. levy exemption certificates;

•	“LightBeam” refers to LightBeam Electric Company without giving effect to the Acquisitions.

•	“LightBeam Developer Network” or “LDN” refers to our series of mutually beneficial relationships with an international group of regional developers;

•	“MBR” refers to market-based rates;

•	“Members” refers to the developers who participate in our LDN;

•	“MW” refers to megawatts;

•	“MWh” refers to megawatt hours;

•	“Net capacity” or “net MW” refers to the maximum, or rated, power generating capacity, in MW, of a project minus all station use and losses;

•	“O&M” refers to operations and maintenance services provided at our various projects;

•

“PPAs” refers to the power purchase agreements through which our projects have contracted to sell energy, and in some cases environmental attributes (such as credits, benefits and emissions reductions), to various offtakers;

•	“PTCs” refers to production tax credits;

•	“PURPA” refers to the U.S. Public Utility Regulatory Policies Act of 1978, as amended;

•	“QF” means an electric power generating facility that is a “qualifying facility” under FERC regulations;

•	“REC” refers to Renewable Energy Certificate;

•	“RO” refers to the U.K. Renewables Obligation;

•	“ROC” refers to the U.K. renewable obligation certificates; and

•	“RPS” refers to Renewable Portfolio Standards.

v

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. You should read this entire prospectus carefully before making your investment decision and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements appearing elsewhere in this prospectus.

Unless the context provides otherwise, references herein to “we,” “our,” “us,” and “our company” refer to LightBeam Electric Company, a Delaware corporation, after giving effect to the Acquisitions. Concurrently with the completion of this offering, our initial Members will sell all or a portion of their ownership interests in the Founding Companies to LightBeam, which we refer to as the “Acquisitions,” in return for cash and shares of our common stock and, in certain cases, contingent consideration. See “Certain Relationships and Related Party Transactions—Acquisitions.” Unless otherwise indicated, the information contained in this prospectus assumes: (i) the Acquisitions have been consummated; (ii) an initial public offering price of $         per share of common stock (the midpoint of the estimated offering price range set forth on the cover page of this prospectus); (iii) the payment of a       -for-1 stock dividend immediately prior to the consummation of this offering; and (iv) the underwriters have not exercised their option to purchase additional shares.

About LightBeam Electric Company

We are a dividend growth-oriented company formed to acquire and manage high quality clean and renewable electric generation projects with stable, long-term cash flow. Our primary business objective is to pay our stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Upon the completion of this offering, we will own a diversified portfolio of projects that are operational, under construction or in advanced development, with a total generating capacity of approximately 239 MW in the United Kingdom, the United States and Canada consisting primarily of solar, as well as wind, waste gas, natural gas, waste heat and biomass power generation. The projects in our Initial Portfolio will sell their electric generating output pursuant to PPAs with creditworthy counterparties, with a capacity-weighted, average remaining life of approximately 18 years. With these agreements and the addition of new electric generating capacity over time, we expect to generate stable and growing cash flow available for distribution to our stockholders.

A differentiating part of our growth strategy is our LDN. Through our LDN, we have developed mutually beneficial relationships with an international group of regional developers who operate in attractive, high growth markets. We have selected our initial Members based on their experience in identifying, developing and operating global clean and renewable power generation projects, the quality of their projects in operation and under construction, and their potential to contribute additional projects to us in the future. We believe that our initial Members are well-positioned to continue to take advantage of the rapid growth of the global clean and renewable power market because of their local knowledge, relationships and expertise.

Our initial Members are those developers from whom we will acquire our Initial Portfolio. We are also in negotiations with certain of our initial Members and other developers for the acquisition of additional projects. Although we plan to primarily acquire projects in operation, we may also acquire projects that are under construction or in advanced development with minimal risk of delay or incompletion.

We believe that being part of our LDN will result in meaningful benefits to our Members that will enhance their competitive position in their respective markets and help drive their growth. Among other benefits, we believe that our relationships with global financial institutions and the cultivation of our relationships with leading vendors of services and equipment required in the electric generation industry will provide our Members with improved access to construction financing on more favorable terms, and increased purchasing power and reduced costs for their procurement of equipment and services. As a result, we expect that our Members will be able to execute their development activities on a more efficient and profitable basis, and that participation in our LDN will provide our Members with greater liquidity and diversification of their project investments as well as a high degree of visibility on our project requirements, while aligning their interests with ours.

We expect that this relationship with our initial Members will provide us with opportunities to add new electric generation capacity to our portfolio in the future. In exchange for the benefits of our LDN, we intend to obtain purchase options for our Members’ projects in order to drive our growth. We believe that our initial Members will continue to contribute additional projects to us as they would prefer to be a part of our strategic partnership rather than sell their projects to larger companies that compete with them. We also believe that the benefits of our LDN will attract other regional developers to become Members, which will provide us with additional growth opportunities.

Current Operations

We expect to generate approximately $             million and $             million of cash available for distribution for the 12 months ended December 31, 2015 and December 31, 2016, respectively. We have established our initial quarterly dividend level based upon a targeted annual payout ratio of approximately     % of projected annual cash available for distribution. Accordingly, we expect to set our initial quarterly dividend at $             per share of common stock, or $             per share on an annual basis. See “Cash Dividend Policy.”

We intend to target a     % annualized growth rate in our cash available for distribution per share over the     -year period following the completion of this offering. This target assumes the acquisition of our Initial Portfolio.

The following chart provides an overview of our Initial Portfolio by counterparty credit rating, contract duration, technology and region, in each case based on MW capacity.

Project Description	Location	COD		Rated MW(1)	# of Projects	Counterparty	Counterparty Credit Rating		Remaining Duration(2)
Solar
U.K. Solar B13	Kent, U.K.	Q1 - 2015		46.8	1	U.K. Structure(3)	U.K. Structure	(4)	20
U.K. Solar B10	Kent, U.K.	Q1 - 2015		17.6	1	U.K. Structure(3)	U.K. Structure	(4)	20
U.K. Solar B17	Somerset, U.K.	Q1 - 2015		11.5	1	U.K. Structure(3)	U.K. Structure	(4)	20
U.K. Solar B12	Dorset, U.K.	Q1 - 2015		10.1	1	U.K. Structure(3)	U.K. Structure	(4)	20
U.K. Solar B7	Dorset, U.K.	Q2 - 2015		5.0	1	U.K. Structure(3)	U.K. Structure	(4)	20
U.K. Solar B8	Dorset, U.K.	Q2 - 2015		5.0	1	U.K. Structure(3)	U.K. Structure	(4)	20
U.K. Solar B9	Dorset, U.K.	Q2 - 2015		5.0	1	U.K. Structure(3)	U.K. Structure	(4)	20
U.K. Solar B14	Devon, U.K.	Q2 - 2015		4.8	1	U.K. Structure(3)	U.K. Structure	(4)	20
U.K. Solar B11	Weymouth, U.K.	Q2 - 2015		4.4	1	U.K. Structure(3)	U.K. Structure	(4)	20
North Carolina	North Carolina, U.S.	2011		5.2	6	Tennessee Valley Authority	Aaa /AA+		17
Massachusetts 1	Massachusetts, U.S.	2014		4.4	1	Town of Sandwich	A2 / AA+		20
Massachusetts 2	Massachusetts, U.S.	2014		3.8	1	MA Dev Financial Agency	A1 / A+		20
New Mexico 1	New Mexico, U.S.	2011		2.9	3	Southwestern Public Service Co.	Baa1 / A-		17
New Mexico 2	New Mexico, U.S.	2013		2.5	1	City of Roswell	Aa3 / AA		19

				129.0	21

Biomass
El Nido	California, U.S.	2011	(5)	12.5	1	PG&E	A3 / BBB		17
Chowchilla	California, U.S.	2011	(5)	12.5	1	PG&E	A3 / BBB		17

				25.0	2

Project Description	Location	COD	Rated MW(1)	# of Projects	Counterparty	Counterparty Credit Rating		Remaining Duration(2)
Waste Gas, Natural Gas, & Waste Heat
Baytex #2 Cadotte	Alberta, Canada	Q1 - 2015	16.0	1	Baytex Energy	Ba3 / BB		10
Shell #2 Cadotte	Alberta, Canada	Q1 - 2015	4.0	1	Shell Canada Energy	Aa1 / AA		4
Judy Creek Simple Cycle	Alberta, Canada	2014	15.0	1	Pengrowth Energy Corporation	Baa3 / BBB-	(6)	20
Carson Creek Simple Cycle	Alberta, Canada	2014	15.0	1	Pengrowth Energy Corporation	Baa3 / BBB-	(6)	20
Harvest Bellshill	Alberta, Canada	Q2 - 2015	5.6	1	Harvest Operations Corp.	Ba3 / B+		20
Shell Galloway	Alberta, Canada	2013	4.0	1	Shell Canada Energy	Aa1 / AA		9
Husky Cadotte	Alberta, Canada	2012	3.0	1	Husky Energy	Baa2 / BBB+		8
Baytex Expansion	Alberta, Canada	2013	1.0	1	Baytex Energy	Ba3 / BB		9
Judy Creek	Alberta, Canada	2012	2.0	1	Pengrowth Energy Corporation	Baa3 / BBB-	(6)	18

			65.6	9

Wind
CWE	Multiple Locations, U.K.	2012 - Q1-13	9.4	74	Opus Energy Ltd.; Smartest Energy Ltd; EDF Energy	U.K. Structure	(4)	18-20
Huerfano	Colorado, U.S.	2013	8.0	1	San Isabel Electric Authority	Not Rated	(7)	24
Muirden Portfolio	Multiple Locations, U.K.	2014 - Q1-15	0.9	2	U.K. Structure(3)	U.K. Structure	(4)	20
Mosscliff Portfolio	Multiple Locations, U.K.	2013 - Q1-15	0.6	4	U.K. Structure(3)	U.K. Structure	(4)	19-20

			18.9	81

Total			238.5	113

(1)	With regard to solar projects, all references to rated capacity (e.g., MW) refer to measurements of direct current, or “DC,” except where otherwise noted. The rated capacities of our biomass, waste gas, natural gas, waste heat and wind projects are based on alternating current, or “AC,” output.
(2)	For U.K. projects, the expiration is shown as the year when the FIT or ROC incentive expires. For other projects, expiration is shown as the last year in which the primary power sales agreement expires. The remaining duration is as of December 31, 2014.
(3)	The U.K. projects that have not yet reached COD do not have FIT or ROC contracts in place. Nevertheless, U.K. energy suppliers are required to purchase FIT project output (which is intended to be less than the aggregate of all the suppliers’ renewable obligations) and those who participate in the ROC program are required to pay the ROC buyout price for requirements that are not met by the purchase of ROC project output, so the revenues for these projects when completed can be reasonably estimated based on that assumption (see “Business—Our Initial Portfolio—Typical Project Agreements—Energy Sale Arrangements in the U.K.”).
(4)	U.K. Government Supported Renewable Contract Structure: Electricity suppliers in the U.K. are required to participate in the FIT program and, as a result of government policy, economically incentivized to participate in the ROC program (see “Business—Our Initial Portfolio—Typical Project Agreements—Energy Sale Arrangements in the U.K.”). While many electricity suppliers do not have credit ratings, the contracted cash flows are supported by the required participation of all electricity suppliers. We consider the cash flows from these projects to be as secure as projects with high credit counterparties.
(5)	Date of repowering is listed here instead of the original COD.
(6)	Pengrowth Energy Corporation (“Pengrowth”) is not rated by Moody’s Investors Service Inc. (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”). Pengrowth has outstanding debt with a “2-” designation from the National Association of Insurance Commissioners (“NAIC”), which is intended to be equivalent to a Baa3 / BBB- rating.
(7)	San Isabel Electric Association, Inc. (“San Isabel”) is a rural electric cooperative, providing retail electric service in all or parts of seven counties in Southern Colorado. San Isabel is one of 44 member cooperatives in Tri-State Generation and Transmission Association, Inc. (“Tri-State”), a taxable wholesale electric power generation and transmission cooperative operating on a not-for-profit basis. Tri-State has an issuer rating of A and Baa1 by Moody’s and S&P, respectively, and a senior unsecured rating of A-1 by Fitch Rating Inc. (“Fitch”).

The following charts provide an overview of the fuel source, geographic and counterparty characteristics of our Initial Portfolio.

(1)	See footnote 4 to the chart of projects in our Initial Portfolio above.
(2)	See footnote 6 to the chart of projects in our Initial Portfolio above.

Our Growth Strategy

We believe we are well-positioned to expand our ownership of global clean and renewable energy generation projects through our relationships with our initial Members and with additional developers that become Members of our LDN. Fragmentation within the global renewable power market has created inefficiency but also provides for opportunity. Energy policy and regulation tend to be regionalized, and regional developers often possess local knowledge, relationships and expertise that provide them with a competitive advantage in developing clean and renewable power projects. However, regional developers also face a number of competitive challenges because of their lack of purchasing power and economies of scale relative to larger energy companies. These challenges include a higher cost of capital and more difficulty obtaining financing, less favorable pricing on equipment and services, and uncertainty regarding the ability to monetize their projects. We have developed our LDN in order to address these challenges, enabling these developers to compete more effectively and to drive the ongoing growth of their businesses and, in turn, support our growth objectives. We believe our LDN will provide our Members with a series of benefits that will ultimately help them improve their competitiveness and enhance their overall economic returns, including:

•

Monetization of assets: we believe that our relationship with our Members will provide them with a high degree of certainty with respect to the long-term ownership of the projects they develop, including timing for valuation and liquidity, as well as an economic incentive to develop additional projects that will be sold to us;

•

Efficiencies of transaction replication: transaction costs associated with the sale of small renewable projects can be large relative to the acquisition cost. We believe that we will be able to leverage the experience of our management team in developing, financing and acquiring clean and renewable energy projects, supplemented by an experienced team of legal, accounting and technical advisors, to efficiently identify, evaluate and acquire projects which are presented to us. We believe that these capabilities will serve to reduce the transaction costs for such future projects, reduce the time required for transaction execution and make us a more attractive counterparty;

•

Improved access to financing on more favorable terms: our relationships with global financial institutions and our interest in purchasing our Members’ projects should provide them with greater access to financing, while we expect our scale and access to the capital markets will result in a lower cost of capital;

•

Benefits of purchasing power: our scale and our management’s relationships with service companies that provide engineering, permitting, construction, resource analysis, legal and other critical services can be passed on to our Members. Similarly, we expect to cultivate relationships with equipment manufacturers and equipment suppliers that can result in lower cost to our Members;

•

Increased efficiency: our on-going relationship with our Members will provide them with a high degree of visibility on our project requirements, allowing them to tailor their development projects accordingly and allowing us to develop a deeper understanding of the projects in advance of purchasing them, thus reducing the overall diligence time and expense; and

•

Alignment of interests: we believe that our Members will achieve greater liquidity, diversification, income and growth benefits by associating with us rather than selling their projects to a competitor. Our mutually beneficial relationships with our Members, including our Members’ equity ownership in us, have been developed to ensure that we work collaboratively toward a common set of objectives.

We believe that, as the benefits of our LDN to our initial Members become more widely known in the global clean and renewable power generation market, we will be able to expand our network of Members to increase the number of potential projects we may acquire in the future.

Our Business Strategy

Our primary business objective is to pay our stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. We expect to accomplish this in the following manner:

Secure Future Acquisitions from Current and Future Members of our LDN. We expect that our initial Members and additional developers that join our LDN will be our most significant source of future acquisitions. We believe that our highly differentiated strategy targeting an alternative means for regional developers to monetize their operating projects and projects under construction will attract additional high quality energy companies to join our LDN.

Focus Globally on High Quality Diversified Assets in Low Risk Environments. Our goal is to become a top-tier global clean and renewable independent power producer. Our Initial Portfolio consists of projects in the United Kingdom, the United States and Canada. We selected these jurisdictions because they have stable governments and highly-developed economies that are large consumers of electricity. These regions have a significant presence of high quality regional energy companies as well as regulatory climates that are favorable to producers of clean and renewable energy. We expect to acquire on a global basis additional high quality projects in stable markets from experienced, regional developers. Our Initial Portfolio is also diversified by fuel source, consisting primarily of solar, as well as wind, waste gas, natural gas, waste heat and biomass. We expect that any additional projects we acquire will utilize such fuel sources or other proven sources. We believe that such geographic and fuel source diversification will tend to reduce the magnitude of individual project risk or regional exposure to climactic, regulatory, political, economic and other geographic risks or risks related to a particular sector of the clean and renewable energy industry. We expect that this will provide a more stable cash flow profile over the long term than a non-diversified portfolio, while also providing us with access to opportunities in additional markets that are expected to experience significant growth in clean and renewable energy generation.

Maintain Sound Financial Practices and Prudent Leverage to Grow our Cash Dividend. We intend to maintain a commitment to disciplined financial practices and prudent leverage to enable us to pay a consistent and growing cash dividend to, and serve the long-term interests of, our stockholders. Our financial practices will include a risk and credit policy focused on transacting with creditworthy counterparties, a hedging policy designed to reduce interest rate and currency exchange risks and a dividend policy, which is based on distributing a significant portion of cash available for distribution each quarter. We intend to evaluate various alternatives for financing future acquisitions to use our leverage effectively and efficiently to maximize our cash available for distribution.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategy because of the following competitive strengths.

Our LightBeam Developer Network. Through our LDN, we have created a compelling alternative for a diverse international group of regional developers to monetize their high quality clean and renewable generation projects and to enhance their regional competitiveness. We select Members with experience in developing and operating stable projects, possessing growing pipelines of future projects under construction and established relationships in their regional markets, presenting growth opportunities for them and us. Since we do not currently engage in development activities in the markets in which our Members are active, we believe that we do not compete with such activities and that participating in our LDN will present a more attractive alternative for developers than monetizing their assets through arrangements with competitors. We believe that we will be able to leverage the experience of our management team in developing, financing and acquiring clean and renewable energy projects, supplemented by an experienced team of legal, accounting and technical advisors, to efficiently identify, evaluate and acquire projects which are presented to us. We believe that these capabilities will serve to reduce the transaction costs for such future projects. We believe that our relationships with global financial institutions and the cultivation of our relationships with leading vendors of services and equipment required in the electric generation industry will provide our Members with improved access to construction financing on more favorable terms, increased purchasing power and reduced costs for their procurement of equipment and services. We also believe that participation in our LDN will provide our Members with liquidity, diversification, income and growth benefits associated with owning shares of our common stock, increased efficiency from their visibility of our project requirements, while providing us with a deeper understanding of their projects in advance of purchasing them. We believe that these mutually beneficial relationships create a valuable and durable alignment of interests to ensure we are working collaboratively toward a common set of objectives.

Contracted Projects with Stable Cash Flow from Creditworthy Counterparties. The contracted, diverse nature of our Initial Portfolio supports stable cash flow. Our projects sell electricity to a diverse set of creditworthy counterparties. These contracts have a capacity-weighted average remaining life of approximately 18 years.

New, Diverse Portfolio of High-Quality Generating Assets. We benefit from an Initial Portfolio that consists primarily of recently constructed projects and projects under construction. All of our completed projects were constructed with equipment produced by experienced manufacturers and have achieved a COD within the past four years. Our Initial Portfolio is composed of 113 high quality projects with approximately 239 MW of clean and renewable energy capacity. We expect the diversification of our Initial Portfolio geographically and by fuel source should reduce our exposure to risks specific to particular sectors of the clean and renewable energy industry. We believe that the modern and high quality nature of our Initial Portfolio will result in relatively low operating and maintenance costs and will help us to achieve our expected levels of availability and performance.

Experienced Strategic and Operational Management. Our executive management team has extensive experience in managing public companies, developing and financing projects, identifying and closing acquisitions, and understanding regulation and regulatory environments, including over 100 years of combined experience in energy and project finance. The members of our board of directors also have experience with clean and renewable energy, project finance and acquisitions, including as executives of energy companies and other publicly-traded companies, regulatory officials, investment bankers and corporate attorneys. We believe that this blend of experience in our industry and with managing public companies will serve to support our efforts in identifying, acquiring and integrating profitable clean and renewable energy projects.

We believe that the experience of our executive management and board of directors in energy, project finance and acquisitions, as well as the management and operational expertise of our Members, will enable us to efficiently acquire and integrate profitable clean and renewable energy projects.

Industry Overview

According to the U.S. Energy Information Administration (“EIA”) International Energy Outlook 2013, global net electricity generation is expected to grow at a compound annual growth rate (“CAGR”) of 2.8% from 2010 to 2020. Although the 2008-2009 global economic recession slowed the rate of growth in global demand for electricity, demand returned in 2010. According to the EIA, net electricity generation from renewable energy accounted for 20.6% of global net electricity generation in 2010, making it the third largest contributor after coal and natural gas. Over the period from 2010 to 2020, the EIA expects net electricity generation from renewable energy to be the fastest growing source of net electricity generation at a CAGR of 4.5%.

Renewable energy is generated using naturally-replenishing resources such as water, wind, sunlight, plant and wood waste / biomass, and geothermal energy. In many parts of the world, increasing concerns regarding manufacturing jobs, security of energy supply and the environmental consequences of greenhouse gas emissions (“GHG”), as well as the outlook for fossil-fuel prices, have resulted in governmental policies that support an increase in electricity generation from renewable energy. The significant growth in electricity generation from renewable energy is principally the result of an improvement in the cost competitiveness of renewable energy technologies and support from governments to increase the contribution of electricity generation from renewable energy. By 2020, net electricity generation from renewable energy is projected to account for 24.4% of global net electricity generation. While wind and solar resources are intermittent, depending on the time of day and climatic conditions, improving storage technology and the dispersing of wind power and solar power projects over wide geographic areas can mitigate these concerns.

Renewable Power Generation Market in the United Kingdom

The U.K. faces the challenges of replacing life-expiring coal and nuclear generating capacity and complying with policy objectives to cut carbon emissions.

The Department of Energy and Climate Change (“DECC”) estimates that about a fifth of the U.K.’s electricity generating capacity may have to close over this decade as the U.K.’s power stations age and as EU environmental legislation, notably the Large Combustion Plant Directive (“LCPD”) and Industrial Emissions Directive (“IED”), impose stricter standards. Specifically, there is a requirement to close coal and oil stations that have “opted out” of the LCPD that will lead to the retirement of 12 GW of major capacity in Great Britain by 2016. The LCPD aims to reduce emissions of sulphur dioxide, nitrogen oxides and dust from large combustion plants. All plants built after 1987 must comply with the emission limits in LCPD. Existing plants can either comply with the LCPD through installing emission abatement equipment or elect to “opt out” of the directive. All existing plants that “opt out” must close by the end of 2015, driving the need for new generation plants to be commissioned in order to maintain the country’s security of supply. The IED imposes similar restrictions on conventional generation, with remaining coal-fired and some gas-fired generation expected to close by 2023.

The European Union (“EU”) and U.K. targets for reducing carbon emissions also require investment in low carbon electricity generation. Compared to other EU Member States, the U.K. generates a relatively low proportion of electricity from renewable sources. DECC has estimated that, in 2011, only 3.8% of gross energy consumption (including electricity and other uses of energy output such as heating and transportation) was procured from renewable sources versus the national target of 15% by 2020. The share for electricity (excluding other types of energy consumption) was 9.2% in 2011 from renewable sources, up from 6.7% in 2010.

The U.K.’s national target under the Renewable Energy Directive is for 15% of gross energy consumption to come from renewable sources by 2020. The U.K. government put in place a Renewable Energy Roadmap in July 2011 to achieve that objective, which was then updated in December 2012.

Renewable Power Generation Market in the United States

Industry participants in the United States have increasingly transitioned to building renewable generation resources in response to more stringent environmental regulations and supportive federal and state incentives and policy initiatives. Edison Electric Institute (“EEI”), a trade group of electric utilities and generators, estimates that 17 GW of new generation capacity was added in the United States in 2013. Natural gas (7,370 MW) and solar (4,936 MW) accounted for the majority of the new capacity, with solar having a record breaking year in 2013 and surpassing wind for the first time as the leading source of new renewable capacity. In 2012, renewables were the dominant source of new capacity within the U.S. power generation industry, contributing 50.2% of capacity growth.

In its Annual Energy Outlook 2013, the EIA forecasts that capacity additions from 2012 to 2040 will total 340 GW. Annual additions in 2012 and 2013 remain relatively high, averaging 22 GW per year. Of those early builds, 51% are renewable plants.

U.S. federal, state and local governments have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, ITCs, PTCs, cash grants and RPS programs.

Renewable Power Generation Market in Canada

According to Canada’s National Energy Board, non-hydro renewables were the fastest growing electricity generating source in Canada between 2008 and 2012, with an annual growth rate of 16%. Canada had more than 7,000 MW of wind, solar, biomass, tidal and wave capacity in 2012, accounting for 5.5% of Canada’s total electricity generating capacity. The provinces with the most wind power capacity are Ontario, Quebec and Alberta, while British Columbia is the leader in biomass capacity.

Over the past few years, the significant growth in renewable power generation in Canada has resulted from rising electricity and fossil fuel prices, the increased cost of large-scale hydroelectric sites, public concern over conventional coal and nuclear power generation, air quality and greenhouse gases, improvements in renewable energy technologies, and shorter construction lead times for certain renewable energy projects. Renewable electricity generation in Canada is also supported by federal and provincial incentives such as long-term fixed price contracts, accelerated depreciation and RPS. Canada’s National Energy Board also expects that Canada’s portfolio generation mix will continue towards cleaner energy generation sources, including to reflect government and industry efforts to curb energy-related greenhouse gases and to take into account provincial energy strategies. These favorable underlying fundamental factors should support the growth of clean and renewable power generation sources in Canada over the long term.

Our Organizational Structure and the Acquisitions

LightBeam Electric Company is a Delaware corporation formed in 2008. We have entered into a series of agreements described under “Certain Relationships and Related Party Transactions—Acquisitions” to acquire, concurrently with and as a condition to the completion of this offering, the assets and entities constituting our

Initial Portfolio held by the Founding Companies. The Founding Companies, on a pro forma combined basis, had revenues of approximately $25.9 million for the year ended December 31, 2013 and approximately $22.5 million for the nine months ended September 30, 2014. Upon the completion of this offering and the Acquisitions, we will own a diversified portfolio of projects with a total generating capacity of approximately 239 MW in the United Kingdom, the United States and Canada. See “Business—Our Initial Portfolio.”

The aggregate consideration being paid by us to acquire our Initial Portfolio from the initial Members of our LDN is estimated to be approximately $289.6 million, consisting of approximately $157.1 million in cash and $132.5 million in LightBeam common stock (representing              shares, assuming a stock price of $             per share, the mid-point of the estimated offering price range on the cover page of this prospectus). We will also assume approximately $69.9 million in indebtedness relating to our Initial Portfolio. The total consideration excludes certain earn-out arrangements and is also subject to adjustment based upon the pricing terms of this offering. Furthermore, a portion of the estimated consideration described above may be deferred pending completion of certain projects under construction. For further information regarding such arrangements, adjustments and deferrals, see “Certain Relationships and Related Party Transactions—Acquisitions.” The purchase price for each project is based upon a fair market value approach, which takes into account each project’s economic characterization, technology type, size and location.

In addition, we expect to issue an aggregate of              shares of our common stock, or     % of the outstanding shares of our common stock after the completion of this offering, to our directors, officers and certain employees pursuant to consulting agreements and employment agreements entered into by us concurrently with and/or upon completion of this offering. See “Management—Employment and Consulting Agreements with our Named Executive Officers—Consulting Agreements,” and “Management—Employment and Consulting Agreements with our Named Executive Officers—Employment Agreements.”

Risk Factors

An investment in our common stock involves a high degree of risk. Below is a summary of certain key risk factors that you should carefully consider before you invest in our common stock. This list is not exhaustive. Please read the full discussion of these risks and other risks described under “Risk Factors.”

Risks Related to our Projects, Acquisition Strategy, Future Growth and Financial Activities

•	We have conducted minimal operations and have not generated significant revenue to date, and certain of the Founding Companies also have recent histories of substantial operating losses.

•	We will not have experience operating the projects in our Initial Portfolio prior to the completion of this offering.

•

We cannot assure you that we will be able to successfully integrate the operations of the projects in our Initial Portfolio or institute Company-wide systems and procedures to successfully manage the combined Initial Portfolio on a consolidated basis.

•	Our LDN may not provide the benefits that we expect, which may impair our ability to obtain additional project acquisition opportunities from them or attract new Members.

•

The pro forma financial information presented in this prospectus covers periods when the collective group of assets and entities in our Initial Portfolio were not under common control or management and, therefore, may not be indicative of our future financial or operating results.

•	Many of the projects in our Initial Portfolio were recently constructed or are under construction and have a limited operating history.

•	We may not be able to manage our growth efficiently.

•	Our projects rely on a limited number of key power purchasers.

•

A prolonged environment of low prices for natural gas, or other conventional fuel sources, could have a material adverse effect on our long-term business prospects, financial condition and results of operations.

•

Our operations are subject to numerous land use, environmental, health and safety laws and regulations and permit requirements. If the projects we acquire do not comply with, or are subject to liability under, applicable laws, regulations or permit requirements, we may be required to incur significant costs, pay penalties or fines or curtail or cease operations of the affected projects.

•	Government regulations providing incentives for renewable generation could change at any time, and such changes may negatively impact our growth strategy.

Risks Related to This Offering and Ownership of Our Common Stock

•	We are a holding company with no operations of our own, and we will depend on our projects for cash to fund all of our operations and expenses, including to make dividend payments.

•

We cannot guarantee that our forecast will prove to be accurate. Our actual results of operations for the forecast period will likely be different than the results disclosed in the forecast and the variations may be material.

•	Our cash available for distribution to holders of our shares may be reduced as a result of restrictions on our subsidiaries’ cash distributions to us under the terms of their indebtedness.

•	There is no existing market for our shares, and we do not know if one will develop with adequate liquidity to sell our shares at prices equal to or greater than the offering price.

•

Future sales of our shares of common stock in the public market by us or by our stockholders could lower our share price, dilute your ownership in us and may adversely affect the market price of our shares.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not “emerging growth companies.” These exemptions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of an initial public offering of common equity securities;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	reduced executive compensation disclosure obligation in our registration statements, periodic reports and proxy statements; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and golden parachute arrangements.

An “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt out” of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to “opt out” of the extended transition period is irrevocable. We intend to take advantage of the remaining exemptions. As a result, we do not know if some investors will find our common stock less attractive. The result may be a less active trading market for our common stock, and our share price may become more volatile.

We will remain an “emerging growth company” until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common units that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at 400 Harbor Drive, Suite B, Sausalito, California 94965. Our telephone number is (415) 992-3499. Our website is located at www.lightbeamelectric.com. We expect to make available our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions.

Use of proceeds	The net proceeds from this offering will be approximately $ , (based upon an assumed initial public offering price of $ , the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to pay a portion of the cash consideration payable to the initial Members pursuant to the Acquisitions. We expect to obtain a line of credit or other financing of approximately $ million in the aggregate to be used to pay the remaining portion of the cash consideration payable to the initial Members pursuant to the Acquisitions, to repay $ million of indebtedness secured by the projects in our Initial Portfolio and for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Cash dividends	We intend to pay regular quarterly cash dividends in U.S. dollars to holders of shares of our common stock. Our quarterly dividend will initially be set at $ per share of common stock, or $ per share of common stock on an annualized basis, and the amount may be changed in the future without advance notice. We expect to pay a quarterly dividend on or about the 45th day following each fiscal quarter to stockholders of record on the last day of such quarter. With respect to our first dividend payable on or about to holders of record on , we intend to pay a pro-rated dividend covering the period from the completion of this offering through , based on our initial dividend level and the actual length of that period.

Our ability to pay our initial and subsequent dividends, if any, is subject to various restrictions and other factors. For a detailed discussion of the basis upon which we established our initial quarterly dividend and factors that could affect our ability to pay dividends at that level or at all, see “Cash Dividend Policy.”

Risk factors	See “Risk Factors” beginning on page 21 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock	For a discussion of material U.S. federal income tax considerations for non-U.S. holders of shares of our common stock, see “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock.”

NYSE symbol	We intend to apply to list our common stock on the New York Stock Exchange under the symbol “LEC.”

The number of shares of our common stock outstanding immediately after this offering is based on (i)              shares of common stock outstanding as of                 , 2015, (ii)              shares to be issued pursuant to the Acquisitions, (iii)              shares to be issued in this offering and (iv) an estimated              shares to be issued concurrently with the completion of this offering pursuant to employment agreements and consulting agreements entered into by us, but excludes:

•

             shares of common stock reserved for future issuance under the LightBeam Electric Company 2015 Long-Term Incentive Plan (the “2015 Incentive Plan”), as well as any shares of our common stock reserved for future issuance pursuant to the adjustment provisions of the plan.

Unless otherwise indicated, all information in this prospectus:

•	assumes consummation of the Acquisitions;

•	assumes no exercise by the underwriters of their option to purchase up to shares of our common stock in this offering; and

•	gives effect to the -for-1 stock dividend to be paid on our common stock immediately prior to the consummation of this offering.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

Summary historical and pro forma financial data of LightBeam as of and for the years ended December 31, 2013 and 2012 and as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013, are set forth below. Certain of the Founding Companies being acquired by LightBeam in the Acquisitions have been deemed to be predecessors. Accordingly, summary historical financial data are also presented for each of such predecessors as of the dates and for the periods indicated. The summary historical financial data as of the fiscal year end of LightBeam and each predecessor and for the completed fiscal year have been derived from the audited historical financial statements of LightBeam and its predecessors, each of which is included elsewhere in this prospectus. The summary historical financial data as of the interim balance sheet dates and for the interim periods of LightBeam and each predecessor, as applicable, have been derived from the unaudited historical financial statements of LightBeam and its predecessors, each of which is included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The pro forma adjustments included herein related to the Acquisitions are based upon our current expectations resulting from negotiations to date.

The historical results of LightBeam and its predecessors are not necessarily indicative of future performance. You should read the information in this section in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—Acquisitions,” and the historical financial statements of LightBeam and its predecessors that are included elsewhere in this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

(In 000’s, Except Per Share Data)

LightBeam Electric Company

			Combined Pro Forma as Adjusted			Combined Pro Forma as Adjusted
	Nine-Month Period Ended September 30,		Nine-Month Period Ended September 30,	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013	2012	2013
Statement of Operations Data:
Revenue	$—	$—	$	$—	$—	$
Cost of Revenue	—	—		—	—

Gross Margin	—	—		—	—
General and Administrative Expenses	3,317	679		1,075	1,143

Operating Loss	(3,317)	(679)		(1,075)	(1,143)

Total Other Income(a)	—	—		—	331

Net Loss	$(3,317)	$(679)	$	$(1,075)	$(812)	$

Net Loss Per Share—Basic and Diluted	$(210.76)	$(46.10)	$	$(71.46)	$(60.04)	$

Weighted Average Shares Used In Computing Net Loss Per Share—Basic and Diluted	15,738	14,735		15,045	13,514

Other Financial Data:
Adjusted EBITDA(b)	$(3,317)	$(679)	$	$(1,075)	$(1,143)	$

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$(1,135)	$(631)		$(1,134)	$(829)
Investing activities	$(456)	$(253)		$(292)	$280
Financing activities	$1,438	$922		$1,789	$638

Balance Sheet Data (at period end):
Working capital(c)	$(2,237)		$	$98	$(325)	$
Development projects	$294		$	$503	$212	$
Total assets	$921		$	$959	$307	$
Total stockholders’ equity (deficit)	$(1,672)		$	$601	$(113)	$

Adjusted EBITDA Reconciliation:
Net loss	$(3,317)	$(679)	$	$(1,075)	$(812)	$
Less:
Gain on sale of assets(a)	—	—		—	331

Adjusted EBITDA	$(3,317)	$(679)		$(1,075)	$(1,143)	$

Solar Power Generation Portfolio (Predecessor)

	Three-Month Period Ended September 30,		Year Ended June 30,
	2014	2013	2014	2013
Statement of Operations Data:
General and Administrative Expenses	$146	$136	$569	$154

Net Loss	$(146)	$(136)	$(569)	$(154)

Net Loss Per Share—Basic and Diluted	$(163)	$(151)	$(633)	$(646)

Weighted Average Shares Used In Computing Net Loss Per Share—Basic and Diluted	900	900	900	238

Other Financial Data:
Adjusted EBITDA(b)	$(146)	$(136)	$(569)	$(154)

Balance Sheet Data (at period end):
Working capital(c)	$(4,758)		$(3,709)	$(512)
Development in progress	$3,888		$2,937	$363
Total long-term assets	$3,888		$2,937	$363
Due to related party	$4,758		$3,709	$512
Total shareholder’s deficit	$(870)		$(771)	$(149)

Green States Energy, Inc. and Subsidiaries (Predecessor)

	Nine-Month Period Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Statement of Operations Data:
Revenues	$4,521	$2,442	$3,379	$1,776
Operating Expenses	3,749	4,013	5,165	4,119

Operating Income (Loss)	772	(1,571)	(1,786)	(2,343)

Other Income (Expense):
Grant income	285	196	306	262
Bargain purchase gain	—	713	713	—
Change in fair value of derivative liability—stock warrants	351	(677)	(740)	475
Interest expense	(2,029)	(1,287)	(1,966)	(1,394)

Total Other Expense	(1,393)	(1,055)	(1,687)	(657)

Net Loss	$(621)	$(2,626)	$(3,473)	$(3,000)

Net Loss Per Share—Basic and Diluted	$(0.02)	$(0.26)	$(0.27)	$(0.10)

Weighted Average Shares Used In Computing Net Loss Per Share—Basic and Diluted	18,571	19,456	19,267	18,132

Other Financial Data:
Adjusted EBITDA(b)	$2,696	$293	$528	$(833)

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$3,095	$1,963	$(653)	$6,557
Investing activities	$(13,155)	$(17,001)	$(14,619)	$(491)
Financing activities	$10,890	$15,606	$15,819	$(5,820)

Balance Sheet Data (at period end):
Working capital(c)	$(16,702)		$(19,160)	$(1,547)
Investment in energy property	$59,136		$50,197	$27,669
Total assets	$77,086		$58,970	$31,527
Long-term liabilities	$39,073		$24,693	$17,872
Total equity	$10,482		$10,565	$11,312

Adjusted EBITDA Reconciliation:
Net loss	$(621)	$(2,626)	$(3,473)	$(3,000)
Less:
Bargain purchase gain	—	713	713	—
Change in fair value of derivative liability—warrants	351	—	—	475
Add:
Depreciation and amortization	1,639	1,668	2,008	1,249
Change in fair value of derivative liability—warrants	—	677	740	—
Interest expense	2,029	1,287	1,966	1,394

Adjusted EBITDA	$2,696	$293	$528	$(832)

Genalta Power, Inc. (Predecessor)

	Year Ended September 30,
	2014	2013
Statement of Operations Data:
Revenues	$6,336	$4,510
Operating Expenses	12,954	6,210

Loss From Operations	(6,618)	(1,700)

Total Other Income (Expenses)	(9,825)	205

Net Loss	$(16,443)	$(1,495)

Common Shares
Earnings Per Share—Basic and Diluted	$(0.21)	$(0.02)

Weighted Average Shares Outstanding—Basic and Diluted	59,699	53,620

Class B Common Shares
Earnings Per Share—Basic and Diluted	$(0.21)	$(0.02)

Weighted Average Shares Outstanding—Basic and Diluted	18,575	18,575

Other Financial Data:
Adjusted EBITDA(b)	$(2,839)	$170

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$(5,160)	$1,030
Investing activities	$(20,059)	$(35,795)
Financing activities	$18,958	$44,488

Balance Sheet Data (at period end):
Working capital(a)	$(11,117)	$8,138
Property, plant and equipment, net	$45,888	$20,103
Operating assets under construction	$10,465	$24,946
Total assets	$78,338	$72,570
Long-term loans	$33,108	$34,739
Debentures	$17,685	$18,556
Total (deficit) equity	$(1,796)	$7,252

Adjusted EBITDA Reconciliation:
Net loss	$(16,443)	$(1,495)
Less:
Foreign exchange gain	$—	$29
Gain on sale on investments and investment in warrants (related party)	—	2,555
Add:
Depreciation and amortization	3,749	1,721
Interest expense	3,401	971
Accretion on debentures and amortization of debt issuance costs	2,525	1,475
Loss on debenture conversion option	3,813	82
Foreign exchange loss	116	—

Adjusted EBITDA	$(2,839)	$170

Global Ampersand (Predecessor)

	Nine-Month Period Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Statement of Operations Data:
Revenues	$12,134	$11,959	$15,966	$13,245
Operating Expenses	13,391	14,777	19,989	19,297

Loss from Operations	(1,257)	(2,818)	(4,023)	(6,052)

Other Income (Expense):
Grant income	91	74	120	18
Interest income	—	—	—	99
Interest expense	(4,521)	(4,258)	(5,732)	(6,290)

Total Other Expense	(4,430)	(4,184)	(5,612)	(6,173)

Net Loss	$(5,687)	$(7,002)	$(9,635)	$(12,225)

Other Financial Data:
Adjusted EBITDA(b)	$418	$(1,131)	$(1,752)	$(3,795)

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$(1,467)	$(1,869)	$(2,552)	$(2,371)
Investing activities	$—	$—	$—	$(231)
Financing activities	$1,442	$1,605	$2,330	$3,223

Balance Sheet Data (at period end):
Working capital(c)	$(61,850)		$(57,617)	$(67,559)
Property, plant and equipment, net	$17,942		$19,527	$21,677
Total assets	$24,743		$26,059	$28,505
Current portion of long-term debt and accrued interest	$62,046		$57,569	$67,727
Long-term liabilities	$1,923		$2,013	$1,068
Member’s deficit	$(41,791)		$(36,104)	$(42,969)

Adjusted EBITDA Reconciliation:
Net loss	$(5,687)	$(7,002)	$(9,635)	$(12,225)
Add:
Depreciation	1,584	1,613	2,151	2,140
Interest expense	4,521	4,258	5,732	6,290

Adjusted EBITDA	$418	$(1,131)	$(1,752)	$(3,795)

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

(In 000’s, Except Per Share Data)

(a)	LightBeam recorded a gain of $331 on the sale of development rights to an unrelated third party for a cash purchase price of $629.

(b)	Adjusted EBITDA is defined as net income (loss) plus interest expense, income tax expense, depreciation and amortization and certain non-cash items. Adjusted EBITDA is a non-U.S. GAAP financial measure. Adjusted EBITDA is not a measure of performance or liquidity under U.S. GAAP and should not be considered by investors in isolation to, or as a substitute for, a measure of profit, or as an indicator of operating performance or cash flows from operating activities as determined in accordance with U.S. GAAP. LightBeam does not consider this non-U.S. GAAP financial measure to be a substitute for, or superior to, the information provided by U.S. GAAP. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. The presentation of Adjusted EBITDA should not be construed as an inference that future results will be unaffected by unusual items. LightBeam believes Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and borrowers’ ability to service debt;

•	it is used by our management for internal planning purposes, including certain aspects of our consolidated operating budget and capital expenditures; and

•	it will be used by investors to assess the ability of our assets to generate sufficient cash flows to make distributions to our stockholders.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•

although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

(c)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our combined and pro forma financial statements and the related notes thereto.

Risks Related to Our Projects

We have conducted minimal operations and have not generated significant revenue to date, and certain of the Founding Companies also have recent histories of substantial operating losses.

We were founded in 2008, but have conducted minimal operations and have not generated significant revenue to date. We have a limited performance record and operating history, and, therefore, limited historical financial information upon which you can evaluate our operating performance, our ability to implement and achieve our growth strategy and/or our ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our growth strategy.

Each of the opinions of the independent registered public accounting firm auditing the annual financial statements of the Company and each of the Founding Companies deemed to be its predecessors included in this prospectus contains a qualification as to the ability of such company to continue as a going concern. Each such company has generated substantial operating losses during the periods presented in this prospectus. Although we expect that, as more of the projects in our Initial Portfolio commence commercial operations and earn revenue and we and the Members of our LDN benefit from our increased scale, purchasing power and access to financing, we will begin generating operating profits, we cannot assure you that we will be able to do so.

We will not have experience operating the projects in our Initial Portfolio prior to the completion of this offering.

We will acquire all of the projects in our Initial Portfolio concurrently with the completion of this offering. Accordingly, our management team has no direct experience with the operation of these projects. Our management team may encounter difficulty hiring and training qualified personnel or working with service providers in order to effectively operate these projects. Certain aspects of the projects in our Initial Portfolio may not meet the specifications we expect from the diligence process. These projects may not perform according to our expectations and we may be unable to maintain the availability of these projects consistent with their prior performance or at efficient cost levels. Our inability to operate these projects profitably and efficiently would have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to successfully integrate the operations of the projects in our Initial Portfolio or institute company-wide systems and procedures to successfully manage the combined Initial Portfolio on a consolidated basis.

The projects in our Initial Portfolio are currently owned by the initial Members of our LDN and will be acquired by us in the Acquisitions. We will need to integrate the projects in our Initial Portfolio. The integration process could result in the departure of key employees of our O&M providers, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our and their ability to maintain relationships with clients, customers and employees. Our inability to successfully integrate these projects would have a material adverse effect on our business, financial condition and results of operations.

Our LDN may not provide the benefits that we expect, which may impair our ability to obtain additional project acquisition opportunities from them or attract new Members.

We believe that our LDN will provide our initial Members with improved access to financing on more favorable terms and that the experience of our management team in developing, financing and acquiring clean and renewable energy projects, supplemented by an experienced team of legal, accounting and technical advisors, will reduce transaction costs and the time required for transaction execution. We also believe that our scale and relationships with service companies, equipment manufacturers and equipment suppliers will provide our initial Members with increased purchasing power. However, our initial Members and any future Members may cease to participate in our LDN. Members do not have any obligation to provide us with opportunities to acquire additional projects or access to their relationships. In particular, if our initial Members do not obtain improved access to financing, increased purchasing power, or other expected benefits of participating in our LDN, they may decide to discontinue participating in our LDN, depriving us of access to additional project acquisition opportunities. The failure of our LDN to provide these expected benefits or the departure of Members from our LDN may also impair our ability to attract new Members. These reduced growth opportunities or loss of relationships could have a material adverse effect on our business, financial condition and results of operations.

The pro forma financial information presented in this prospectus covers periods when the collective group of assets and entities in our Initial Portfolio were not under common control or management and, therefore, may not be indicative of our future financial or operating results.

The pro forma financial information presented in this prospectus covers periods when the assets and entities in our Initial Portfolio were not under common control or management and is based on various adjustments, assumptions and preliminary estimates and may not be an indication of our financial condition or results of operations following the Acquisitions and the completion of this offering for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information.” Our actual financial condition and results of operations following the Acquisitions and the completion of this offering may not be consistent with, or evident from, this pro forma financial information.

Many of the projects in our Initial Portfolio were recently constructed or are under construction and have a limited operating history.

Many of the projects in our Initial Portfolio that we will acquire upon completion of this offering were recently constructed or are under construction, and projects may not perform as we expect. As a result, our assumptions and estimates regarding the performance of these projects are and will be made without the benefit of a meaningful operating history, which may impair our ability to accurately estimate our financial condition and results of operations. The ability of the projects to perform as we expect will also be subject to risks inherent in newly constructed clean and renewable energy projects, including equipment performance below our expectations, system failures and outages. The failure of some or all of our projects to perform according to our expectations could have a material adverse effect on our business, financial condition and results of operations.

The loss of one or more of our executive officers, key employees, asset managers or O&M providers may adversely affect our ability to effectively manage our operating projects and acquire construction projects on schedule.

We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. Our management will coordinate, review and rely on the services of third-party asset managers, while also directly monitoring the performance of our generation assets. The projects in our Initial Portfolio are currently operating under long-term O&M contracts with experienced operators. We expect that any additional projects we acquire in the future will also operate under similar long-term arrangements. The loss of any such asset managers or O&M providers, through the expiration of our agreements with them, because of their non-performance, or for other reasons, could have a negative effect on our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. In particular, because the solar and wind power industries are evolving, there is a scarcity of experienced employees in such industries. We may not be able to replace departing members of our management team, key employees, asset managers or O&M providers. Integrating new executives into our management team and training new employees with no prior experience in the power industry or certain of the segments thereof in which we operate could prove disruptive to our projects, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit our ability to effectively manage our operating projects and acquire construction projects on schedule and within budget, which could have a material adverse effect on our business, financial condition and results of operations. An inability to retain new asset managers or O&M providers could also negatively affect the operations and performance of our projects, resulting in reduced availability, lower revenue or increased costs, which also could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to manage our growth efficiently.

We are also seeking to expand rapidly through the acquisition of additional new projects. You should consider our prospects in light of the risks and uncertainties emerging and growing companies encounter in evolving industries such as ours. Our lack of operating history and experience and anticipated near-term growth could also make it difficult for us to manage our project expansion efficiently due to the lack of experience of our management team in managing our Initial Portfolio or our inability to employ a sufficient number of skilled personnel or otherwise to effectively manage our capital expenditures and control our costs, including the requisite general and administrative costs necessary to achieve our anticipated growth. These challenges could adversely affect our ability to manage and operate our current or future operating projects in a manner consistent with our expectations, which could have a material adverse effect on our business, financial condition and results of operations.

Our projects rely on a limited number of key power purchasers.

There are a limited number of possible power purchasers for electricity and renewable energy certificates or credits produced in a given geographic location. Because the projects we will acquire upon completion of this offering depend on sales of electricity and renewable energy certificates or credits to certain key power purchasers, our projects will be highly dependent upon these power purchasers fulfilling their contractual obligations under their respective PPAs or pursuant to jurisdictional mandates under RPS. Our projects’ power purchasers may not comply with their contractual payment obligations or satisfy such mandates or may become subject to insolvency or liquidation proceedings during the term of the relevant contracts and, in such event, we may not be able to find another purchaser on similar or favorable terms or at all. In addition, we are exposed to the creditworthiness of our power purchasers, and there is no guarantee that any power purchaser will maintain its credit rating, if any. However, if one of our U.K. power purchasers fails to perform, a project may approach another electricity supplier and that electricity supplier would be required to make FIT or ROC payments according to the applicable program. Nevertheless, if we were unable to engage another electricity supplier to purchase the power generated by our U.K. projects under the rules of the applicable program, as a result of changes in the applicable program rules or otherwise, we would be subject to competition to identify and obtain a replacement purchaser. We cannot assure you that we would be able to do so on acceptable terms, or at all. To the extent that any of our projects’ power purchasers are, or are controlled by, governmental entities, our projects may also be subject to legislative or other political action that impairs their contractual performance. Failure by any key power purchasers to meet their contractual commitments or the insolvency or liquidation of one or more of our power purchasers could have a material adverse effect on our business, financial condition and results of operations.

If the energy production by or availability of our projects is less than expected, our projects may not be able to satisfy minimum production or availability obligations with their counterparties, which could result in a material adverse effect on our business, financial condition and results of operations.

Our energy production or the availability of the projects we will acquire upon completion of this offering could be less than we have projected due to various factors, including unexpected solar or wind conditions, lack of availability of fuel for waste gas or biomass-fueled projects, natural disasters, equipment underperformance, operational issues, changes in law or actions taken by third parties. Our Initial Portfolio’s PPAs contain provisions that require us to produce a minimum amount of energy or be available a minimum percentage of time over periods of time specified in the PPAs. A failure to produce sufficient energy or to be sufficiently available to meet our commitments under our PPAs could result in the payment of damages or the termination of PPAs and could have a material adverse effect on our business, financial condition and results of operations.

As our PPAs, many of which are relatively short-term in duration, expire, we may not be able to replace them with agreements on similar terms in light of our reliance on certain customers and increasing competition in the markets in which we operate.

Many of our PPAs (particularly in the U.K.) are relatively short-term in duration and will need to be extended or replaced. The energy generation industry is characterized by intense competition and our projects encounter competition from utilities, industrial companies and other independent energy producers, in particular with respect to our uncontracted output. In recent years, there has been increasing competition among generators for PPAs and other off-take agreements and this has contributed to a reduction in electricity prices in certain markets characterized by excess supply above designated reserve margins. If there is a decrease in demand for electricity from commercial or industrial customers, the power marketing firms that are customers of many of the U.K. projects in our Initial Portfolio may not renew such PPAs. In light of these market conditions, we may not be able to replace an expiring or terminated agreement with an agreement on equivalent terms and conditions, including at prices that permit operation of the related project on a profitable basis. In addition, we believe many of our competitors have well-established relationships with our current and potential suppliers, lenders, customers and have extensive knowledge of our target markets. As a result, these competitors may be able to respond more quickly to evolving industry standards and changing customer requirements than we will be able to. Adoption of technology more advanced than ours could reduce our competitors’ production costs resulting in their having a lower cost structure than is achievable with the technologies we currently employ and adversely affect our ability to compete for PPA renewals. If we are unable to replace an expiring or terminated PPA, the affected facility may temporarily or permanently cease operations. External events, such as a severe economic downturn, could also impair the ability of some counterparties to our PPAs and other agreements to pay for energy and/or other products and services received. Our inability to enter into new or replacement PPAs or to compete successfully against current and future competitors in the markets in which we operate could have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of suppliers of solar panels and wind turbines and other system components to adequately meet anticipated demand for our solar and wind energy production. Any shortage, delay or component price change from these suppliers, including as a result of changes in exchange rates, taxes or tariffs, could result in sales and installation delays, cancellations and loss of market share.

The projects we will acquire upon completion of this offering will purchase solar panels, inverters, wind turbines and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar or wind energy production, or we may only be able to offer solar or wind energy at higher costs or after delays. If one or more of the suppliers that we rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand. In particular, there are a limited number of inverter suppliers. Once we acquire a plant that is designed to use a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur additional delay and expense to redesign the plant. There have also been periods of industry-wide shortage of key components, including solar panels and wind turbines, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. Any decline in the exchange rate of the functional currency of our solar projects compared to the functional currency of our component suppliers could increase our component prices. In addition, the U.S. government has imposed tariffs on solar cells manufactured in China. These tariffs will increase the price of solar panels containing these Chinese-manufactured cells, which may harm our financial results in the event we purchase such panels. In addition, warranties provided by suppliers of equipment for our projects may be limited by the ability of the supplier to satisfy its warranty obligations or by the expiration of applicable time or liability limits, which could reduce or void the warranty protection, or the warranties may be insufficient to compensate us for our losses. Any of these shortages, delays, tariffs or warranty issues could limit our growth, cause cancellations or have a material adverse affect on our business, financial condition and results of operations.

Our business will benefit from the declining cost of solar panels and wind turbines, and our business, financial condition and results of operations would be harmed if this trend reversed or did not continue.

Our business has benefited from the declining cost of solar panels and wind turbines and the raw materials necessary to manufacture them. If solar panel and wind turbine and raw materials prices increase or do not continue to decline, our growth could slow and our business, financial condition and results of operations would suffer. In addition, some of the solar panels used in our solar energy plants come from manufacturers based in China, some of whom benefit from favorable foreign regulatory regimes and governmental support, including subsidies. If this support were to decrease or be eliminated, or if tariffs imposed by the U.S. government were to materially increase the prices of these solar panels, our ability to purchase these products on competitive terms or to access specialized technologies from those countries could be restricted. Any of those events could harm us by requiring us to pay higher prices or to purchase solar panels or other system components from alternative, higher-priced sources.

The production of solar energy depends heavily on suitable meteorological conditions. If meteorological conditions are unexpectedly unfavorable, the electricity production from our solar energy projects may be substantially below our expectations and our ability to timely deploy new projects may be adversely impacted.

The energy produced and revenue and cash receipts generated by a solar energy project depend on suitable solar and weather conditions, both of which are beyond our control. Furthermore, components of the solar energy plants we will acquire upon completion of this offering, such as panels and inverters, could be damaged by severe weather, such as hailstorms or tornadoes. In these circumstances, we generally would be obligated to bear the expense of repairing the damaged solar energy plants. Sustained unfavorable weather also could unexpectedly delay construction of solar energy plants, leading to increased expenses and decreased revenue and cash receipts in the relevant periods. Weather patterns could change, making it harder to predict the average annual amount of sunlight striking each location where we have such facilities. This could make our solar energy projects less economical overall or make individual plants less economical. Any of these events or conditions could harm our business, financial condition and results of operations.

Even if an operating project’s sunlight is consistent with our long-term estimates, the unpredictable nature of weather often results in daily, monthly and yearly material deviations from the average sunlight we may anticipate during a particular period. If the sunlight at a project is materially below the average levels we expect for a particular period, our revenue from electricity sales from the project could correspondingly be less than expected. A diversified portfolio of projects located in different climates tends to reduce the magnitude of the deviation, but material deviations may still occur. As illustrated in the forecast presented elsewhere in this prospectus, our cash available for distribution will be most directly affected by the volume of electricity generated and sold by our projects we will acquire upon completion of this offering. However, for a static portfolio of projects, the consolidated expenses, including operating expenses and interest payments on indebtedness, have less variability than the volume of electricity generated and sold. Accordingly, decreases in the volume of electricity generated and sold by our projects will typically result in a proportionately greater decrease in our cash available for distribution. See “Cash Dividend Policy—Forecasted Cash Available for Distribution.”

A reduction in electricity generation and sales, whether due to the inaccuracy of sunlight assessments or otherwise, could lead to a number of material adverse consequences for our business, including:

•	our projects’ hedging arrangements being ineffective or more costly;

•

our projects’ failure to produce sufficient electricity to meet our commitments under our PPAs, hedge arrangements or contracts for sale of renewable energy certificates, which could result in our having to purchase electricity or renewable energy certificates on the open market to cover our obligations or result in the payment of damages or the termination of a PPA; and

•	our projects not generating sufficient cash flow to make payments of principal and interest as they become due on project-related debt, or to pay dividends to holders of our common stock.

Electricity generated from wind energy depends heavily on suitable wind conditions and wind turbines being available for operation. If wind conditions are unfavorable or below our expectations, or our wind turbines are not available for operation, our wind projects’ electricity generation and the revenue generated from our wind projects may be substantially below our expectations.

The revenue generated by the projects we will acquire upon completion of this offering will be principally dependent on the number of MWh generated in a given time period and the quantity of electricity generation from a wind power project will depend heavily on wind conditions, which are variable. Variability in wind conditions can cause our project revenues to vary significantly from period to period. We base our decisions about which wind projects to acquire as well as our electricity generation estimates, in part, on the findings of long-term wind and other meteorological studies conducted on the project site and its region, which measure the wind’s speed, prevailing direction and seasonal variations. Projections of wind resources also rely upon assumptions about turbine placement, interference between turbines and the effects of vegetation, land use and terrain, which involve uncertainty and require us to exercise considerable judgment. We may make incorrect assumptions in analyzing these wind and other meteorological studies and projecting future conditions. Any of these factors could cause our wind projects to generate less electricity than we expect and reduce our revenue from electricity sales, which could have a material adverse effect on our business, financial condition and results of operations.

Even if an operating project’s historical wind resources are consistent with our long-term estimates, the unpredictable nature of wind conditions often results in daily, monthly and yearly material deviations from the average wind resources we may anticipate during a particular period. If the wind resources at a project are materially below the average levels we expect for a particular period, our revenue from electricity sales from the project could correspondingly be less than expected. A diversified portfolio of projects located in different climates tends to reduce the magnitude of the deviation, but material deviations may still occur. As illustrated in the forecast presented elsewhere in this prospectus, our cash available for distribution will be most directly affected by the volume of electricity generated and sold by our projects we will acquire upon completion of this offering. However, for a static portfolio of projects, the consolidated expenses, including operating expenses and interest payments on indebtedness, have less variability than the volume of electricity generated and sold. Accordingly, decreases in the volume of electricity generated and sold by our projects will typically result in a proportionately greater decrease in our cash available for distribution. See “Cash Dividend Policy—Forecasted Cash Available for Distribution.”

A reduction in electricity generation and sales, whether due to the inaccuracy of wind energy assessments or otherwise, could lead to a number of material adverse consequences for our business similar to those described above resulting from a reduction in solar electricity generation and sales.

The biomass projects we will acquire upon completion of this offering depend on suppliers under fuel supply agreements and increases in fuel costs may adversely affect the profitability of the projects.

Revenues earned by the biomass projects we will acquire upon completion of this offering may be affected by the availability, or lack of availability, of a stable supply of fuel at reasonable or predictable prices. To the extent possible, the projects we will acquire upon completion of this offering will attempt to match fuel cost setting mechanisms in supply agreements to energy payments formulas in the PPA. To the extent that fuel costs are not matched well to PPA energy payments, increases in fuel costs may adversely affect the profitability of the projects.

The amount of energy generated at the projects is highly dependent on suppliers under certain fuel supply agreements fulfilling their contractual obligations. The loss of significant fuel supply agreements or an inability or failure by any supplier to meet its contractual commitments may adversely affect our results. Upon the expiration or termination of existing fuel supply agreements, we or our project operators will have to renegotiate these agreements or may need to source fuel from other suppliers. Our project operators may not be able to renegotiate these agreements or enter into new agreements on similar terms. Furthermore, there can be no assurance as to availability of the supply or pricing of fuel under new arrangements and it can be very difficult to accurately predict the future prices of fuel.

The amount of energy generated at the projects is dependent upon the available fuel supply. The long-term availability of such resources may decrease, which could have a material adverse effect upon our business, financial condition and results of operations.

The waste gas, natural gas and waste heat projects in our Initial Portfolio depend on businesses that perform crude oil and natural gas processing operations. If these operations were terminated, the supply of waste gas required by such projects and demand for the power produced by such projects would be eliminated.

The waste gas, natural gas and waste heat projects in our Initial Portfolio are highly dependent on businesses that perform crude oil and natural gas processing operations. These crude oil and natural gas processing operations provide the supply of waste gas required by the waste gas projects, and also are the offtakers of the power produced by such projects under individual power purchase agreements. Existing and future regulations, including those related to hydraulic fracturing, among other factors, could lead to the curtailment or closure of these crude oil and natural gas processing operations. In the event any of these crude oil and natural gas processing operations close down, this would eliminate the demand for such waste gas projects by our current suppliers and customers. Upon the closing of any of these crude oil and natural gas processing operations, we or our project operators will have to negotiate new waste gas supply arrangements as well as new offtake arrangements for the power produced by such waste gas projects. There can be no assurance as to availability of any such new suppliers or offtakers. Even if we are able to identify new suppliers or offtakers, we or our project operators may not be able to enter into any such new agreements on acceptable terms, or at all.

Any reduction in supply to, or demand for the power produced by, the waste gas, natural gas and waste heat projects in our Initial Portfolio could have a material adverse effect upon our business, financial condition and results of operations.

We may be unable to complete construction of any projects we have agreed to acquire or any future construction projects on time, and our construction costs could increase to levels that make a project too expensive to complete or make the return on our investment in that project less than expected.

There may be delays or unexpected developments in completing construction of any projects we have agreed to acquire or any future construction projects, which could cause the construction costs of these projects to exceed our expectations. Most of these construction projects are constructed under fixed-price and fixed-schedule contracts with construction and equipment suppliers. However, these contracts will provide for limitations on the liability of these contractors to pay liquidated damages for cost overruns and construction delays. We may suffer significant construction delays or construction cost increases as a result of underperformance of these contractors and equipment suppliers, as well as other suppliers, to our projects. Additionally, various other factors could contribute to construction-cost overruns and construction delays, including:

•	inclement weather conditions;

•	failure to receive solar panels, inverters, turbines or other critical components and equipment necessary to maintain the operating capacity of our projects, in a timely manner or at all;

•	failure to complete interconnection to transmission networks, which relies on several third parties, including interconnection facilities provided by local utilities;

•	failure to maintain all necessary rights to land access and use;

•	failure to receive quality and timely performance of third-party services;

•	failure to obtain and maintain environmental and other permits or approvals;

•	appeals of environmental and other permits or approvals that we hold;

•	compliance with permit conditions requiring slow-downs or stoppages of construction following the discovery of human remains, archeological or paleontological resources;

•	lawful or unlawful protests by or work stoppages resulting from local community objections to a project;

•	shortage of skilled labor on the part of our contractors;

•	adverse environmental and geological conditions; and

•	force majeure or other events out of our control.

Any of these factors could make a project too expensive to complete or otherwise make the project an unattractive investment for us.

Natural or man-made events may cause our power production to fall below our expectations.

Our electricity generation levels depend upon our ability to maintain the working order of the solar, wind, waste gas, natural gas, waste heat and biomass projects we will acquire upon completion of this offering. A natural or man-made disaster, severe weather or accident could damage or require us to shut down our plants or turbines or related equipment and facilities, impeding our ability to maintain and operate our projects and decreasing electricity generation levels and our revenues. These events could also degrade equipment or components and the interconnection and transmission facilities’ lives or maintenance costs.

To the extent we experience a prolonged interruption at one of our operating projects due to natural or man-made events and such events are not fully covered by insurance, our electricity generation levels could materially decrease, which could have a material adverse effect on our business, financial condition and results of operations.

Maintenance, expansion and refurbishment of electric generation facilities involve significant risks that could result in unplanned power outages or reduced output.

Although the projects in our Initial Portfolio that we will acquire upon completion of this offering are relatively new, they may require periodic upgrading and improvement in the future. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, shortage of or inability to acquire critical replacement or spare parts or failure in the operation of transmission facilities, including the failure of generator leads to available electricity transmission or distribution networks, could reduce our projects’ generating capacity below expected levels, reducing our revenues and jeopardizing our ability to pay dividends.

Degradation of the performance of our projects above levels provided for in the related PPAs or other agreements with power purchasers may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our projects may also reduce profitability.

If we make any major modifications to our projects or electric transmission lines, we may be required to comply with more stringent environmental regulations, which would likely result in substantial additional capital and other expenditures. We may also choose to repower, refurbish or upgrade our projects based on our assessment that such activity will provide adequate financial returns. Such projects require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future fuel and power prices. This could have a material adverse effect on our business, financial condition and results of operations.

A prolonged environment of low prices for natural gas or other conventional fuel sources, or a market with excess generating capacity, or changes to market mechanisms, could have a material adverse effect on our long-term business prospects, financial condition and results of operations.

A prolonged period of historically low prices for traditional fossil fuels, particularly natural gas, could cause demand for solar and wind power to decrease. Power prices have generally increased since the opening of the Langeled Pipeline in October 2006. However, in 2014 wholesale power prices declined on a year-over-year basis for the first time since 2009, while natural gas prices also declined. In addition, if markets develop excess generating capacity, this may also adversely affect the price of electricity we sell at market prices. Low spot market power prices, particularly in Alberta, Canada or in the U.K., if combined with other factors, could have a material adverse effect on our results of operations and cash available for distribution. In addition, depending on the region, electricity generated by solar energy projects competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities’ peak hour pricing policies or rate design, such as to a flat rate, would require us to lower the price of our solar energy projects to compete with the price of electricity from the electric grid. Meanwhile, cheaper conventional fuel sources could also have a negative impact on the power prices we are able to negotiate upon the expiration of our current PPAs or upon entering into a PPA for a subsequently acquired project. For example, global oil and natural gas prices have significantly declined in recent months. As a result, the price of our power subject to the open market could be materially and adversely affected, which could, in turn, have a material adverse effect on our results of operations and cash available for distribution. Accordingly, in such event, our future growth prospects could be adversely affected if we remain solely focused on renewable energy projects and are unable to transition to conventional projects such as gas-fired projects. In the U.K., a number of regulatory changes to the EU electricity market (including changes to energy trading and transmission charging) could have an adverse impact on electricity prices. A decline in the market price of electricity or a fall in the cost of generating electricity from non-renewable sources could reduce the price of electricity generated by solar photovoltaic (“PV”) facilities and wind farms, which in turn would have an adverse effect on the Company’s business. In addition, the EU is committed to greater integration of the European electricity markets, in particular through integration of transmission allocation and energy trading between and among countries. The EU’s objective is to increase cross-border market efficiency with a consequent control or reduction in electricity prices. This could have an adverse effect on our business, financial condition and results of operations.

Our competitive position could be adversely affected by changes in technology, prices, industry standards and other factors

The markets in which the projects that we will acquire upon completion of this offering operate change rapidly because of technological innovations and changes in prices, industry standards, product instructions, customer requirements and the economic environment. New technology or changes in industry and customer requirements may put pressure on the profitability of our projects by increasing the incentives of counterparties to our long-term contracts to seek new alternative projects or request higher service standards.

Our operations are subject to numerous land use, environmental, health and safety laws and regulations. If the projects we acquire do not comply with applicable laws, regulations or permit requirements, we may be required to pay penalties or fines or curtail or cease operations of the affected projects.

The projects we will acquire upon completion of this offering are subject to numerous land use, environmental, health and safety laws and regulations in each of the jurisdictions in which such projects operate or will operate. These laws and regulations require the projects to, among other requirements, obtain and maintain permits and approvals, undergo environmental impact assessments and review processes, monitor impacts to the environment and endangered species and implement land use, environmental, health and safety programs and procedures and mitigation measures to control risks associated with the siting, construction, operation and decommissioning of projects. For example, to obtain permits some projects, in certain cases, may be required to undertake programs to protect and maintain local endangered species. If such programs are not successful, our projects could be subject to increased levels of mitigation, penalties or revocation of our permits. In addition, permits and approvals are generally subject to periodic renewal and challenges from third parties.

If we do not comply with applicable land use, environmental, health and safety laws, regulations or permit requirements, or fail to obtain, maintain or renew necessary permits or approvals, we may be required to pay penalties or fines or curtail or cease operations of the affected projects. Violations of environmental and other laws, regulations and permit requirements, including those relating to, among other matters, air and water emissions, environmental impact studies, wetlands, avian species, endangered and threatened species and habitats, historical, archaeological, religious or cultural resources, noise and protection of human remains, may also result in criminal sanctions, injunctions or revocation of our permits.

Land use, environmental, health and safety laws, regulations and permit requirements may change or become more stringent. Any such changes could require our projects to incur additional material costs. Our projects’ costs of complying with current and future land use, environmental, health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions arising thereunder, could have a material adverse effect on our business, financial condition and results of operations.

We will use hazardous materials in the projects we will acquire, and any claims relating to improper handling, storage, release or disposal of, or exposure to, these or other hazardous materials or noncompliance with applicable laws and regulations could adversely affect our business, financial condition and results of operations.

The projects we will acquire upon completion of this offering use chemicals and biological and hazardous materials and generate waste products and are subject to a variety of federal, regional/state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and waste products. We cannot be sure that the safety measures that we will implement for handling and disposing of these chemicals, materials and waste products will be compliant with legal requirements or adequate to eliminate the risk of injury or contamination. In the event of injury or contamination, we could be held liable for any resulting damages. Violations of such laws or regulations could restrict our ability to expand facilities or pursue certain technologies, require us to acquire equipment or incur potentially significant compliance costs or sanctions, including fines, penalties or the partial or total stoppage of the projects, and otherwise adversely affect our business, financial condition and results of operations.

Certain environmental laws impose liability on current and previous owners and operators of real property and arrangers for the disposal of hazardous substances for the cost of removal or remediation of hazardous substances, even if the owner, operator or arranger did not know of, or was not responsible for, the release of such hazardous substances. In addition to actions brought by governmental agencies, private plaintiffs may also bring claims arising from the presence of hazardous substances on a property or exposure to such substances. Our liabilities at properties we own, lease or operate or at third-party sites where we send hazardous substances arising from releases of, or exposure to, hazardous substances could have a material adverse effect on our business, financial condition and results of operations.

Some of the projects we will acquire include dangerous workplaces at which hazardous materials are handled. If we fail to maintain safe work environments, we may be exposed to significant financial losses, as well as civil and criminal liabilities.

The projects we will acquire upon the completion of this offering often put their employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, heat or liquids stored under pressure and highly regulated materials. We will be responsible for the safety of these persons at most of our projects and, accordingly, required to implement safe practices and safety procedures, which will also be applicable to on-site subcontractors such as our O&M services providers. If we fail to design and implement such practices and procedures, the practices and procedures we implement are ineffective or our O&M service providers or other suppliers do not follow them, the personnel at these facilities may become injured and our and others’ property may become damaged. Unsafe work sites also have the potential to increase the cost of a project to our customers or the operation of a facility, and raise our operating costs. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The projects we will acquire rely on interconnections to transmission lines and other transmission facilities that are owned and operated by third parties. Construction projects that we own or may acquire are exposed to interconnection and transmission facility development and curtailment risks, which may delay the completion of such construction projects or reduce the return to us on those investments.

The projects we will acquire upon completion of this offering depend upon interconnection to electric transmission lines owned and operated by regulated utilities to deliver the electricity they generate. A failure or delay in the operation or development of these interconnection or transmission facilities could result in our losing revenues because such a failure or delay could limit the amount of power our operating projects deliver or delay the completion of construction projects that we own or may acquire. In addition, certain of our operating projects’ generation of electricity may be curtailed without compensation due to transmission limitations or limitations on the electricity grid’s ability to accommodate intermittent electricity generating sources, reducing our revenues and impairing our ability to capitalize fully on a particular project’s potential. Such a failure or curtailment at levels above our expectations could have a material adverse effect on our business, financial condition and results of operations.

Our use and enjoyment of real property rights for our projects may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to our projects.

The ownership interests in the land on which our projects are located may be subject to mortgages securing loans or other liens (such as tax liens) and other easement, lease rights and rights-of-way of third parties (such as leases of oil or mineral rights) that were created prior to our projects’ easements, leases and rights-of-way. As a result, certain of our projects’ rights under these easements, leases or rights-of-way may be subject, and subordinate, to the rights of those third parties. We perform title searches, obtain title insurance and enter into non-disturbance agreements to protect ourselves against these risks. Such measures may, however, be inadequate to protect our operating projects against all risk of loss of our rights to use the land on which our projects are located, which could have a material adverse effect on our business, financial condition and results of operations. In addition, certain lands, such as lands owned by the federal government and under the jurisdiction of the U.S. Department of Interior’s Bureau of Land Management, or the “Bureau of Land Management,” are subject to contractual rights that permit the Bureau of Land Management to adjust rent due on properties to market terms. Any such loss or curtailment of our rights to use the land on which our projects are located and any increase in rent due on such lands could have a material adverse effect on our business, financial condition and results of operations.

We will not own all of the land on which the projects we will acquire are located, which could result in disruption to our operations.

We will not own all of the land on which the projects we will acquire upon completion of this offering and related assets are located and we will, therefore, be subject to the possibility of less desirable terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. Although such projects have obtained rights to construct and operate these assets pursuant to related lease arrangements, our rights to conduct those activities will be subject to certain exceptions, including the term of the lease arrangement. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, may adversely affect our ability to operate our projects.

The North American operating projects we will acquire upon completion of this offering are subject to various governmental regulations, approvals, and compliance requirements that regulate the sale of electricity.

The U.S. electric generating projects we will acquire upon completion of this offering are subject to extensive federal, state and local laws and regulation. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs, and failure to comply with such requirements could result in the disconnection and/or shutdown of the noncomplying facility, our inability to sell electricity from the non-complying facility, the default of any contracts that we have for the sales that were to be made from the non-complying facility, the imposition of liens, fines, refunds and interest, and/or civil or criminal liability.

Public utilities under the FPA are required to obtain pre-sale FERC approval for all wholesale sales of electric energy, capacity and ancillary services, except for public utilities that hold FPA exemptions, including certain smaller (under 20 MW) wind, solar, waste and biomass (which includes landfill gas) fueled power generators, which instead must satisfy the requirements for FERC QF status under PURPA and FERC’s implementing regulations under PURPA (“PURPA Regulations”). All of our current U.S. projects make wholesale sales of energy and capacity in interstate commerce and are public utilities for purposes of the FPA, subject to certain partial exemptions from the FPA and the Public Utility Holding Company Act of 2005 (“PUHCA”), as described below.

All of the current U.S. electric generating facilities we will acquire upon completion of this offering are QFs under PURPA and the PURPA Regulations. We are permitted by FERC to make wholesale sales (sales for resale) of electricity from a QF that is no larger than 20 MW without further FERC approval. A QF typically may not use any fuel other than a FERC-approved alternative fuel, except for limited use of commercial-grade fuel for certain specified start-up, emergency and reliability purposes. We are required to document the QF status of each of our facilities with FERC, which typically involves disclosing upstream facility ownership, fuel and size characteristics, power sales, interconnection matters, and related technical disclosures.

Our wholesale sales under market-based rate (“MBR”) authority are subject to certain market behavior rules, and if any of our generating companies are deemed to have violated those rules, we will be subject to potential disgorgement of profits associated with the violation, penalties, refunds of unlawfully collected amounts with interest, and/or suspension or revocation of MBR authority. If such generating companies were to lose their MBR authority, such companies would be required to obtain the FERC’s acceptance of a cost-of-service rate schedule and could become subject to the significant accounting, record-keeping, and reporting requirements that are imposed on utilities with cost-based rate schedules, and would require prior specific authorization from FERC to issue equity or debt securities. This could have a material adverse effect on the rates we are able to charge for power from our facilities and the day-to-day operation of our business.

The U.S. regulatory environment for electric generation has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission assets. These changes are ongoing and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as proposals to re-impose traditional cost-of-service regulation of wholesale power sales.

Since our revenue from the sale of electricity by our power projects depends in part on the existence of competitive markets, a reversal or discontinuation of the competitive restructuring of the electric power markets could damage our business prospects and financial results.

A QF that is larger than 20 MW requires further MBR authority to sell wholesale electric energy and capacity at negotiated rates and thereby avoid cost-of-service rate regulation. Wholesale sellers granted such MBR authority also are typically granted various blanket authorizations and waivers from certain regulations under the FPA, including blanket authorization to issue equity or debt securities. FERC has the discretion to award a wholesale seller MBR authority. Eligibility for MBR authority is predicated on a variety of factors, primarily including the overall market power that the power seller—together with all of its FERC-defined “affiliates”—has in the relevant market. At present, none of our facilities is required to hold MBR authority. In the future, if we acquire or develop a non-QF generator or any generator larger than 20 MW, or engage in certain other U.S. power sale or transmission activities, we may be required to obtain MBR authority or otherwise comply with FERC regulations from which we are now immune. Those FERC regulations set forth extensive public reporting requirements, limitations on geographic market presence, pre-consummation approvals of direct and indirect mergers and acquisitions, approvals of certain financings, limitations on transactions with entities that are our affiliates, and other matters.

All of our current operating projects located in North America are also subject to reliability standards such as those imposed by the North American Electric Reliability Corporation (“NERC”) and the Alberta Reliability Standards (“ARS”) imposed by the Alberta Electric System Operator (“AESO”). If we fail to comply with the mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties. We are subject to certain state regulations that may affect the sale of electricity from our projects, the operations of our projects, as well as the potential for state electricity taxes. In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce our competitiveness and cause a significant reduction in demand for our products and services. For example, certain jurisdictions have proposed assessing fees on customers purchasing energy from solar energy projects and attempted to impose new charges that would disproportionately impact solar energy system customers who utilize net metering, either of which would increase the cost of energy to those customers and could reduce demand for our solar energy production. Changes in regulatory treatment at the state level are difficult to predict and could have a significant impact on our ability to operate and on our financial condition and results of operations.

ISOs and RTOs determine market design, market rules, tariffs, cost allocations and bidding rules for the regional power markets that they operate, which are subject to frequent changes.

Several of our North American electric generation projects are located in regions in which the wholesale electric markets are administered by Independent System Operators (“ISOs”) and Regional Transmission Organizations (“RTOs”). Several of our current operating projects are subject to the California ISO (“CAISO”), which is the ISO that prescribes rules for the terms of participation in the Californian energy market, the Electric Reliability Council of Texas (“ERCOT”), which is the ISO that prescribes the rules for and terms of participation in the Texan energy market, and the AESO, which is the ISO that prescribes the rules for and terms of participation in the Albertan energy market. Many of these entities can impose rules, restrictions and terms of service that are quasi-regulatory in nature and can have a material adverse impact on our business. In some geographic markets, electric utilities may be required under PURPA and the PURPA regulations to buy electric energy and capacity from our QFs and pay them at rates based on the “avoided costs” of the electric utility, while in other geographic markets electric utilities may not be required to do so. In many geographic markets, electric utilities are no longer required under PURPA and the PURPA Regulations to purchase the electric energy and capacity from our QFs that are larger than 20 MW unless they have contractually agreed to do so prior to the prospective termination of this requirement.

The ISOs and RTOs operate each of the FERC-regulated wholesale power markets across most of the continental U.S. (New England, New York, the Mid-Atlantic region, the Midwest, the Southwest and California, except for an entirely intrastate market in a portion of Texas where we currently have no QFs located), and the ISOs and RTOs themselves develop and determine subject to FERC review, their market rules, market clearing practices and pricing rules including floors and ceilings on prices for electric energy, capacity and ancillary services, as well as establish eligibility requirements for market participation. Bulk power transmission within the ISO and RTO regional markets are only available from such organizations and not from transmission-owning utilities. Even though our QFs hold partial immunity from some direct rate regulation by FERC, any of our QFs that sells wholesale electricity in an ISO or RTO market, or is interconnected to a utility located in an ISO or RTO geographic territory, is subject to the applicable ISO or RTO tariff and rules and to that ISO or RTO’s market pricing practices, which in each case set variable, real-time prices for energy that undergo changes based on that particular ISO or RTO’s market practices. In each case the ISO’s or RTO’s tariff, market rules, and practices—which we do not control -govern the setting of variable, real-time prices for energy that undergo changes in real time due to economic factors and ISO or RTO rules.

While FERC regulates each of the ISOs and RTOs (except for the Texas intrastate market), FERC substantially defers to the market practices and tariff interpretations of the ISOs and RTOs, and each of the ISOs and RTOs modifies its requirements, market rules and practices frequently. We have no ability to control the price-setting, market-design and other activities and requirements of the ISOs and RTOs. The types of price limitations and other regulatory mechanisms that the ISOs and RTOs impose may have a material adverse effect on the profitability of our current owned power projects or any power projects we may acquire in the future that sell electricity into such markets. FERC regulations affecting wholesale power sales, and ISO and RTO rules, tariffs and practices are all beyond our control, and all change frequently. If we enter a new jurisdiction, we will be subject to additional regulatory requirements with which we may not yet have direct experience. The lack of uniformity of regulatory and business practices, the possibility that requirements and practices will change, and the difficulties we may face in entering new markets with which we are unfamiliar could affect our financial performance in existing and new markets, which could affect our business, financial condition and results of operations.

Our industry could be subject to increased regulatory oversight.

Our industry could be subject to increased regulatory oversight. Changing regulatory policies and other actions by governments and third parties with respect to curtailment of electricity generation, electricity grid management restrictions, interconnection rules and transmission may all have the effect of limiting the revenues from, and increasing the operating costs of, our projects, which could have a material adverse effect on our business, financial condition and results of operations. FERC enforcement of market rules and ISO and RTO tariffs is vigorous, trading practice requirements and prohibitions are technical and are modified frequently, and FERC has wide discretion to impose corrective and punitive sanctions.

Due to regulatory restructuring initiatives at the federal, provincial, state and foreign levels, the electricity industry has undergone changes over the past several years. Future government initiatives will further change the electricity industry, including the Electricity Market Reform (“EMR”) introduced in the U.K., as described below. Some of these initiatives may delay or reverse the movement towards competitive markets. We cannot predict the future design of wholesale power markets or the ultimate effect that on-going regulatory changes will have on our business, financial condition and results of operations.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disaster, hostile cyber intrusions or other catastrophic events, could have a material adverse effect on our business, financial condition and results of operations.

The projects we will acquire upon completion of this offering and the projects that we may acquire in the future, as well as the facilities of third parties on which they rely, may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the projects’ ability to generate, transmit, transport or distribute power. Strategic targets, such as energy projects, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at our plants and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage.

Furthermore, certain of our power generation assets are located in or near active earthquake zones in California, and certain of our project companies and suppliers conduct their operations in the same region or in other locations that are susceptible to natural disasters. In addition, some of the locations where certain of our projects and their suppliers are located, from time to time, have experienced shortages of water, electric power and natural gas. The occurrence of a natural disaster, such as an earthquake, drought, flood or localized extended outages of critical utilities or transportation systems or any critical resource shortages, affecting us or our suppliers, could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers.

Any such terrorist acts, environmental repercussions or disruptions or natural disasters could result in a significant decrease in revenues or significant reconstruction or remediation costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition and results of operations.

The projects we will acquire upon completion of this offering are not able to insure against all potential risks and may become subject to higher insurance premiums.

The projects we will acquire upon completion of this offering are exposed to the risks inherent in the construction and operation of solar, wind, waste gas, natural gas, waste heat and biomass projects, such as breakdowns, manufacturing defects, natural disasters, terrorist attacks and sabotage. We are also exposed to environmental risks. We have insurance policies covering certain risks associated with our business. Our insurance policies do not, however, cover losses as a result of force majeure. In addition, our insurance policies for some of our projects cover losses as a result of certain types of natural disasters, terrorist attacks or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms or at all. A serious uninsured loss or a loss significantly exceeding the limits of our insurance policies could have a material adverse effect on our business, financial condition and results of operations.

Our global operations subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to the countries or regions in which we operate, which could adversely affect our financial performance.

We will acquire projects in our Initial Portfolio located in the United Kingdom, the United States and Canada, and plan on expanding our operations to additional global markets. Our future operating results in global markets could be negatively affected by a variety of factors, most of which are beyond our control. These factors include political conditions, including political instability, economic conditions, legal and regulatory changes or constraints, trade policies, currency regulations, and other matters in any of the countries or regions in which we operate, now or in the future. Other factors which may impact our operations include foreign trade, monetary and fiscal policies of the United Kingdom, the United States, Canada and of other countries, laws, regulations and other activities of foreign governments, agencies and similar organizations. Additional risks inherent in our global operations generally include, among others, the costs and difficulties of managing global operations and adverse tax consequences.

International operations subject us to political and economic uncertainties.

The projects in our Initial Portfolio that we will acquire upon completion of this offering include solar, wind, biomass and waste gas projects located in the United Kingdom, United States and Canada. We intend to rapidly expand and diversify our portfolio by acquiring additional clean and renewable energy projects. As a result, our activities are subject to significant political and economic uncertainties that may adversely affect our operating and financial performance. These uncertainties include, but are not limited to:

•	the risk of a change in renewable power pricing policies, possibly with retroactive effect;

•	measures restricting the ability of our facilities to access the grid to deliver electricity at certain times or at all;

•	the macroeconomic climate and levels of energy consumption in the countries where we have operations;

•	the comparative cost of other sources of energy;

•	changes in taxation policies and/or the regulatory environment in the countries in which we have operations, including reductions to renewable power incentive programs;

•	the imposition of currency controls and foreign exchange rate fluctuations;

•	high rates of inflation;

•	protectionist and other adverse public policies, including local content requirements;

•	import/export tariffs, increased regulations or capital investment requirements;

•	changes to, or increased, land use and environmental regulations and permitting requirements;

•	difficulty in timely identifying, attracting and retaining qualified technical and other personnel;

•	difficulty competing against competitors who may have greater financial resources and/or a more effective or established localized business presence;

•	difficulty in developing any necessary partnerships with local businesses on commercially acceptable terms; and

•	being subject to the jurisdiction of courts other than those of the United States, which courts may be less favorable to us.

These uncertainties, many of which are beyond our control, could have a material adverse effect on our business, financial condition and results of operations.

We may expand our international operations into countries where we currently have no presence, which would subject us to risks that may be specific to those new markets.

As we intend to expand our operations through the acquisition of additional clean and renewable energy projects, we may decide to expand into other international markets. Risks inherent in an expansion of operations into new international markets include the following:

•	inability to work successfully with third parties having local expertise to develop and construct projects and operate plants;

•	restrictions on repatriation of earnings and cash;

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multiple, conflicting and changing laws and regulations, including those relating to export and import, the power market, tax, the environment, health and safety, labor and other government requirements, approvals, permits and licenses;

•	difficulties in enforcing agreements in foreign legal systems;

•	changes in general economic and political conditions, including changes in government-regulated rates and incentives relating to clean and renewable generation;

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, sanctions and other business restrictions;

•	difficulties with, and extra-normal costs of, recruiting and retaining local individuals skilled in international business operations;

•	international business practices that may conflict with other customs or legal requirements to which we are subject, including anti-bribery and anti-corruption laws;

•	risk of nationalization or other expropriation of private enterprises and land;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	inability to obtain adequate financing on attractive terms and conditions.

Doing business in new international markets will require us to be able to respond to rapid changes in the particular market, legal and political conditions in these countries. We may not be able to timely develop and implement policies and strategies that will be effective in each international jurisdiction where we may decide to conduct business.

Changes in foreign withholding taxes could adversely affect our results of operations.

We will conduct a portion of our operations in the United Kingdom and Canada, and may in the future expand our business into other foreign countries. We are subject to risks that foreign countries may impose additional withholding taxes or otherwise tax our foreign income. Currently, distributions of earnings and other payments, including interest, to us from our foreign projects could constitute ordinary dividend income taxable to the extent of our earnings and profits, which may be subject to withholding taxes imposed by the jurisdiction in which such entities are formed or operating. Any such withholding taxes will reduce the amount of after-tax cash we can receive. If those withholding taxes are increased, the amount of after-tax cash we receive will be further reduced.

Currency exchange rate fluctuations may have an impact on our financial results and condition.

We have exposures to currency exchange rate fluctuations related to buying, selling and financing our business in currencies other than the local currencies of the countries in which we will operate after the completion of this offering. A substantial portion of the payments we will receive are in British pounds and Canadian dollars. Currency exchange rate fluctuations may disrupt the business of our suppliers by making their purchases of raw materials more expensive and more difficult to finance. We intend to reduce our exposure by aligning our costs with the currency in which we obtain revenues or, if that is impracticable, through financial instruments that provide offsets or limits to our exposures. However, any measures that we may implement in the future to reduce the effect of currency exchange rate fluctuations and other risks of our global operations may not be effective or may be expensive. We cannot provide assurance that currency exchange rate fluctuations will not otherwise have a material adverse effect on our business, financial condition or results of operations or cause significant fluctuations in quarterly and annual results of operations.

In addition, foreign currency translation risk arises upon the translation of balance sheet and income statement items of our foreign subsidiaries whose functional currency is the British pound or Canadian dollar or another currency other than the U.S. dollar into U.S. dollars for purposes of preparing the financial statements included elsewhere in this prospectus, which are presented in U.S. dollars. The assets and liabilities of our non-U.S. dollar denominated subsidiaries are translated at the closing rate at the date of reporting and income statement items are translated at the average rate for the period. These currency translation differences may have significant negative or positive impacts. Upon the disposal of a non-U.S. dollar denominated subsidiary, the cumulative amount of exchange differences relating to that non-U.S. dollar denominated subsidiary are reclassified from equity to profit or loss. Our foreign currency translation risk mainly relates to our operations in the United Kingdom and Canada. Foreign currency transaction risk arises when we or our subsidiaries enter into transactions where the settlement occurs in a currency other than the functional currency of us or our subsidiary. Exchange differences (gains and losses) arising on the settlement of monetary items or on translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. In order to reduce significant foreign currency transaction risk from our operating activities, we may use forward exchange contracts to hedge forecasted cash inflows and outflows.

Our cross-border operations require us to comply with anti-corruption laws and regulations of the U.K. government, U.S. government, Canadian government and various other jurisdictions.

Doing business in multiple countries requires us and our subsidiaries to comply with the laws and regulations of the U.K. government, U.S. government, Canadian government and various other jurisdictions. Our failure to comply with these rules and regulations may expose us to liabilities. These laws and regulations may apply to our companies, individual directors, officers, employees and agents and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our non-U.S. operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977 (“FCPA”) and the Canadian Corruption of Foreign Public Officials Act. The FCPA prohibits U.S. companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between our employees and any such foreign official could expose our company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between our company and a private third-party. The Canadian Corruption of Foreign Public Officials Act contains similar provisions. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. The U.K. Bribery Act 2010 has a broader scope than both the U.S. and Canadian provisions, covering not only the bribery of foreign public officials, but also “general bribery offenses,” and is applicable to both the public and private sectors. It is also an offense for commercial organizations to fail to prevent bribery on their behalf (but subject to a defense if appropriate procedures have been established to prevent such acts). We will establish policies and procedures designed to assist us and our personnel in complying with applicable U.K., U.S., Canadian and other laws and regulations; however, we cannot assure you that these policies and procedures will completely eliminate the risk of a violation of these legal requirements, and any such violation (inadvertent or otherwise) could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Acquisition Strategy and Future Growth

The growth of our business depends on locating and acquiring interests in additional attractive power projects at favorable prices.

Our business strategy includes acquiring additional attractive power projects that are either operational, construction-ready, or, in certain circumstances, under advanced development. We intend to pursue opportunities to acquire projects from our initial and future Members pursuant to purchase options, joint venture agreements and similar arrangements. Various factors could affect the availability of attractive projects to grow our business, including:

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competing bids for a project from other IPPs, strategic investors, private equity firms, equipment manufacturers, commercial lenders and others, including companies that may have substantially greater capital and other resources than we do;

•

fewer third-party acquisition opportunities than we expect, which could result from, among other things, available projects having less desirable economic returns or higher risk profiles than we believe suitable for our business plan and investment strategy;

•

projects that we may acquire were not developed by us. We have had no control over the PPAs and other contracts to which those projects may be subject, and contractual terms may not be commercially favorable to us. In addition, as is discussed below, the acquisition of existing power projects involves numerous risks. When our options to acquire such projects are not exclusive or are subject to conditions on exercise, those projects may be less economically attractive to us or may not be assured to become our assets;

•	our failure to successfully finance project acquisitions; and

•

local opposition to solar energy project construction or wind turbine installations is growing in certain markets due to concerns about alleged impacts of solar and wind projects, including aesthetic, wildlife, noise, health and other alleged impacts. In addition, indigenous communities in the United States and Canada, including Native Americans and First Nations, are becoming more involved in the development of projects and have certain treaty rights that can negatively affect the viability of projects. As a result, for these and other reasons, litigation and challenges to projects has increased.

Any of these factors could prevent us from executing our growth strategy or otherwise have a material adverse effect on our business, financial condition and results of operations.

Additionally, even if we consummate acquisitions that we believe will be accretive to cash available for distribution per share, those acquisitions may in fact result in a decrease in cash available for distribution per share as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or other external events beyond our control. Furthermore, if we consummate any future acquisitions, our capitalization and results of operations may change significantly, and stockholders will not generally have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Acquisition of existing power projects involves numerous risks.

Our strategy includes acquiring existing power projects. The acquisition of existing projects involves numerous risks, many of which may not be able to be discovered through our due diligence process, including exposure to previously existing liabilities and unanticipated costs; difficulty in integrating the acquired projects into our existing business; and, if the projects are in new markets, the risks of entering markets where we have limited experience. While we will perform our due diligence on prospective acquisitions, we may not be able to discover all potential operational deficiencies in such projects. A failure to achieve the financial returns we expect when we acquire projects could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations.

Our growth strategy is dependent in part upon the acquisition of attractive power projects developed by third-parties and any inability of such development companies to obtain the requisite financing to develop and construct projects could have a material adverse effect on our ability to grow our business.

Power project development is a capital intensive, high-risk business that relies heavily on and, therefore, is subject to the availability of debt and equity financing sources to fund projected construction and other projected capital expenditures. As a result, in order to successfully develop a project, development companies from which we may seek to acquire projects must obtain at-risk funds sufficient to complete the development phase of their projects. Our strategy is to provide long-term equity financing for the projects we acquire, thereby replacing shorter-term construction finance and equity investors. Although we expect that our willingness to acquire such projects through entry into letters of intent, purchase options or similar agreements will assist development companies in attracting shorter-term financing, we cannot assure you that such development companies will be able to obtain such debt or equity financing. We must also obtain the funds required for us to pay the cash portion of any such acquisition from equity, debt or bank financings, including tax equity transactions, or from government grants in order to successfully complete our acquisitions and fund the required construction and other capital costs of the acquired projects. We currently intend to acquire projects that are construction-ready, which is generally the point in time when the project is able to procure construction financing. Any significant disruption in the credit and capital markets, or a significant increase in interest rates, could make it difficult for development companies to successfully develop attractive projects as well as limit a project’s ability to obtain financing to complete the construction of a project we may seek to acquire. If development companies from which we seek to acquire projects are unable to raise funds or to secure construction financing, the ability to grow our project portfolio may be limited, which could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations.

Our ability to grow our cash available for distribution is substantially dependent on our ability to make acquisitions on economically favorable terms.

Our goal of growing our cash available for distribution and increasing dividends to our stockholders is substantially dependent on our ability to make and finance acquisitions on terms that result in an increase in cash available for distribution per share. We have established a             -year targeted annualized growth rate in our cash available for distribution per share of         %. To grow our cash available for distribution per share through acquisitions, we must be able to acquire new generation assets on economically favorable terms. Even if we consummate acquisitions that we believe will be accretive to cash available for distribution per share, those acquisitions may in fact result in a decrease in cash available for distribution per share as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or other external events beyond our control. If we are unable to make accretive acquisitions because we are unable to identify attractive acquisition opportunities, negotiate acceptable purchase contracts, obtain financing on economically acceptable terms (as a result of the then current market value of our shares or otherwise) or are outbid by competitors, we may not be able to realize our targeted growth in cash available for distribution per share.

Government regulations providing incentives for renewable generation could change at any time, and such changes may negatively impact our growth strategy.

Our growth strategy depends in part on government policies that support renewable generation and enhance the economic viability of owning renewable electric generation assets. Renewable energy sources in the United Kingdom can currently benefit from a comprehensive suite of incentives, including FITs, ROCs and LECs. These incentives reflect and are consistent with the commitment made by EU member states to meet certain renewable energy targets. Renewable energy sources in the United States currently benefit from various federal and state governmental incentives, such as PTCs, ITCs, ITC cash grants, loan guarantees, RPS programs and accelerated tax depreciation. Renewable energy sources in Canada also benefit from federal and provincial incentives, such as RPS programs, GHG reduction credits, accelerated cost recovery deductions, the availability of off-take contracts through RFPs and other commercially oriented incentives. The existence of these policies and programs is reflected in the price we charge for electricity generated by our projects. To the extent that these programs are cancelled, withdrawn, revised, not renewed or similar ones are not made available (whether at the federal, state, provincial, EU or EU member state level), there could be a decreased demand for renewable energy, and this could reduce the number of projects available to us for acquisition which could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations. Specifically in relation to the U.K., in order to maintain investor confidence, the U.K. government has to date ensured that the benefits already granted to operating renewable energy generation projects are exempted from future regulatory change; this practice is referred to as “grandfathering.” Grandfathering is a policy decision and, as such, there is no guarantee that the practice of grandfathering will be continued. Court judgments in the U.K. have to date supported the view that a government should not make retrospective changes that reduce support for existing accredited projects, though such judgments may not be followed in the future or their precedent may be overturned by legislation.

U.K. Electricity Market Reform

The U.K.’s EMR will close the RO to new accreditation (subject to certain limited grace periods which will permit some projects to be accredited after that date) as of April 1, 2017. In addition, ROCs issued after April 1, 2027 will be replaced by “fixed price certificates.” The DECC has stated that it intends to maintain existing levels and duration of support for current participants under the RO but there is no guarantee that this will be the case. It is possible change in law provisions may be triggered under pre-existing PPAs as a result of EMR, giving counterparties (i.e. power purchasers) the ability to re-open or even terminate some agreements.

EMR will be relevant to new assets developed by us, particularly where those investments will be supported under CFDs, (a description of which is set forth below). Some projects that are not or cannot be accredited under the RO may not be entitled to CFD support. Solar PV and onshore wind projects will have to compete for a CFD in annual allocation rounds for which there is a limited budget, and as such it is less certain that they will receive support under a CFD than under the RO.

Levy Control Framework

The Levy Control Framework has been established to make sure that DECC achieves its fuel, energy and climate change goals in a way that is consistent with economic recovery and minimizing the impact on consumer bills. Where the cost of renewables support regimes exceeds the relevant cap, the U.K. Treasury can request that DECC put in place a plan that will bring its spend back down within the cap. Support levels under the RO, FIT and CFDs may require to be adjusted. Adjustments are likely to be restricted to support levels for new projects, in line with the U.K. government’s grandfathering policy, although this cannot be guaranteed. If this occurs, it could have a material adverse effect on our business, financial condition and results of operations.

U.K. Government withdrawal of RO for certain new solar PV projects

The U.K. government announced recently that it intends to close the RO to new solar PV generating stations of greater than 5 MW as of April 1, 2015 (subject to certain grace periods). The current levels of RO support for existing projects will not be changed. The grace periods are proposed to apply to projects in development and which are completed by March 31, 2016 although the details remain to be clarified. The consequence of the withdrawals of the RO is that new solar PV projects will have to bid for support under the new CFD regime. The U.K. government’s decision has been challenged by several solar companies. To date, we are not aware of any judgment being issued. All of the U.K. solar projects in our Initial Portfolio, certain of which are expected to sell output under ROC contracts, are under construction with scheduled completion in early 2015. If the completion of such projects is delayed and the RO withdrawal were to take effect, this could have a material adverse effect on our ability to develop new assets.

U.K. Government withdrawal of agricultural subsidies for land used for solar power

The U.K. government has recently announced that, from January 2015, farmers who allow solar panels to be placed on their land will no longer be eligible for any farm subsidy payments under the U.K.’s Common Agriculture Policy for that land. The intention is to encourage the development of large scale rooftop mounted solar generating facilities. As a result of this change in the regulations, farmers will be less incentivized to lease their land to solar developers, or to seek higher lease payments to compensate for the subsidy withdrawal, which may have an adverse effect on our ability to develop new assets.

Expiration of Alberta Specified Gas Emitters Regulation

Under Alberta’s Specified Gas Emitters Regulation (SGER), facilities emitting over 100,000 tons of GHG per year are required to reduce their emissions intensity by 12% from an established baseline. Facilities that do not meet these targets must pay $15 per excess ton into the specified technology fund or purchase Alberta-based offset credits. Many oil and gas companies have begun investing in renewable energy projects in Alberta to offset their carbon emissions. However, the SGER is scheduled to expire on June 30, 2015. The Government of Alberta is considering whether to extend the regulation. If not extended, the expiration of the SGER may have an adverse effect on demand for our Canadian waste gas projects.

We face competition, including from investor-owned utilities, dividend-oriented investment vehicles, diversified energy IPPs, private equity funds, strategic investors, renewable energy sellers and lessors of equipment to self-generators, and other renewable energy IPPs and, in particular, other solar and wind power companies.

We believe our primary competitors are investor-owned utilities, dividend-oriented investment vehicles, diversified energy IPPs, private equity funds, strategic investors and some solar and wind power companies or IPPs focused on renewable energy generation. We compete with these companies to acquire well-developed projects with projected stable cash flows that can be built in a cost-effective manner. We also compete with other solar and wind power developers for the limited pool of personnel with requisite industry knowledge and experience. We purchase solar panels, inverters and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and equipment delivery delays and price changes. Furthermore, in recent years, there have been times of increased demand for wind turbines and their related components, causing turbine suppliers to have difficulty meeting the demand. If there are shortages of these components in the future, solar panel, inverter, turbine and other component manufacturers may give priority to other market participants, including our competitors, who may have resources greater than ours.

We also compete with investor-owned utilities, dividend-oriented investment vehicles, diversified energy IPPs, private equity funds, strategic investors and other renewable energy companies (and power companies in general) for the lowest cost financing, which provides the highest returns for our projects. We will compete on price if we sell electricity into power markets at wholesale market prices. Depending on the regulatory framework and market dynamics of a region, we may also compete with other solar or wind power companies and other renewable energy generators when our projects bid on or negotiate for long-term power sale agreements or sell electricity into the spot market. Our ability to compete on price with other wind power companies and other renewable energy IPPs may be negatively impacted if the regulatory framework of a region favors other sources of renewable energy over solar or wind power, or if there are limited or no incentives for renewable electric projects in a particular market.

We have no control over where our competitors may erect solar or wind projects. Our solar energy projects may face competition in local markets from utilities, construction companies or increasingly sophisticated electrical and roofing companies. In addition, our competitors may erect wind projects adjacent to our wind projects that may cause upwind array losses to occur at our wind projects. Upwind array losses reflect the diminished wind resource available at a project resulting from interference with available wind caused by adjacent wind turbines. An adjacent wind power project that causes upwind array losses could have a material adverse effect on our business, financial condition and results of operations.

Any change in power consumption levels could have a material adverse effect on our business, financial condition and results of operations.

The amount of solar and wind power consumed by the electric utility industry is affected primarily by the overall demand for electricity, environmental and other governmental regulations and the price and availability of fuels such as nuclear, coal, natural gas and oil as well as other sources of renewable energy. A decline in prices for these fuels could cause demand for solar and wind power to decrease and adversely affect the demand for renewable energy. For example, low natural gas prices have led, in some instances, to increased natural gas consumption by electricity-generating utilities in lieu of other power sources. In addition, global oil prices have significantly declined in recent months. To the extent renewable energy becomes less cost-competitive on an overall basis as a result of a lack of governmental incentives, cheaper alternatives or otherwise, demand for solar and wind power and other forms of renewable energy could decrease. Slow growth in overall demand for electricity or a long-term reduction in the demand for renewable energy could have a material adverse effect on our plan to grow our business and could, in turn, have a material adverse effect on our results of operations and cash available for distribution.

Some U.S. states with RPS programs have met, or will in the near future, meet such targets through projects under contract, which could cause demand for new solar and wind power and other power capacity to decrease.

Some U.S. states with RPS targets have met, or in the near future will meet, their targets through the recent increase in renewable energy development activity. For example, California, which has one of the most aggressive RPS in the United States, is poised to meet its current target of 25% renewable energy generation by 2016 and has the potential to meet its goal of 33% renewable power generation by 2020 with already-proposed new renewable projects. As a result of achieving these targets, and if these U.S. states do not increase their targets in the near future, demand for additional solar and wind power generating capacity could decrease. To the extent other states and provinces do not become market leaders in their stead or increase their RPS targets, demand for power from solar and wind power and other renewable energy projects could decrease in the future, which could have a material adverse effect on our business and our growth.

New projects being developed that we may acquire may need governmental approvals and permits, including environmental approvals and permits, for construction and operation. Any failure to obtain necessary permits could adversely affect the amount of our growth.

The design, construction and operation of clean and renewable projects are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal, and the terms of a subsequently issued permit may not be consistent with those of the permit initially issued. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial or loss of a permit essential to a project or the imposition of more stringent conditions upon renewal could impair the construction and delay the operating date of a project. In addition, we cannot predict whether the permits will attract significant opposition from third parties or whether the permitting process will be lengthened due to complexities, legal claims or appeals. Delay in the review and permitting process for a project can impair or delay our ability to acquire, construct or operate a project or increase the cost such that the project is no longer attractive to us, which could adversely affect the amount of our growth. If we acquire or develop a generating project or group of adjacent projects larger than 20 MW in size, we may be required to obtain MBR authority from FERC, the availability of which is conditioned on our (including our voting investors) not possessing market power in the electric sector, among other FERC requirements. The FERC’s orders that grant such wholesale sellers MBR authority reserve the right to revoke or revise that authority if the FERC subsequently determines that the seller can exercise market power in transmission or generation, create barriers to entry, or engage in abusive affiliate transactions. In addition, public utilities are subject to FERC reporting requirements that impose administrative burdens and that, if violated, can expose us to criminal and civil penalties or other risks.

U.K. energy policy and Electricity Market Reform may impact our ability to develop new projects.

The U.K. is currently implementing significant changes to its electricity regulatory approach, which includes changes to the way incentives will be made available to new renewable energy projects. In addition, the U.K. government continues to review its broader energy policy. It is unclear at present how these changes will impact the renewable energy sector, but there is a risk that these regulatory and policy developments could constrain our ability to develop economically viable new projects in the U.K. In particular, the U.K. government has indicated that it is not supportive of continuing large scale development of new onshore wind projects. There is also a risk that the existing regime applicable to our operational projects could be withdrawn or revised, the consequence of which may have a material adverse effect on our business, financial condition and results of operations.

While we will own only solar, wind, waste gas, natural gas, waste heat and biomass projects upon completion of this offering, in the future we may decide to expand our acquisition strategy to include other types of projects or transmission projects. Any future acquisition of projects or transmission projects in other sectors may present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

While we will own only solar, wind, waste gas, natural gas, waste heat and biomass projects upon completion of this offering, in the future we may expand our acquisition strategy to include other types of projects or transmission projects. There can be no assurance that we will be able to identify attractive acquisition opportunities or acquire such projects at a price and on terms that are attractive or that, once acquired, such projects will operate profitably. Additionally, these acquisitions could expose us to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering new sectors of the power industry, including requiring a disproportionate amount of our management’s attention and resources, which could have an adverse impact on our business as well as place us at a competitive disadvantage relative to more established energy market participants. Our ownership or control of transmission projects could lead to us becoming subject to cost-of-service ratemaking and accounting requirements and to additional approval and public reporting requirements imposed by the FERC under the FPA. If we own or control a transmission project, we may have little control over the revenues or the selection of customers, since FERC imposes strict “open-access” and non-discrimination requirements on most non-governmental transmission facilities. A failure to successfully integrate such acquisitions into our existing project portfolio as a result of unforeseen operational difficulties or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with litigation or administrative proceedings that could materially impact our operations, including proceedings in the future related to projects we subsequently acquire.

We are subject to risks and costs, including potential negative publicity, associated with lawsuits, in particular, with respect to environmental claims and lawsuits or claims contesting the development or operation of our projects. See “Business—Legal Proceedings.” The result of and costs associated with defending any such lawsuit, regardless of the merits and eventual outcome, may be material and could have a material adverse effect on our operations. In the future, we may be involved in legal proceedings, disputes, administrative proceedings, claims and other litigation that arise in the ordinary course of business related to a project that we subsequently acquire. For example, individuals and interest groups may sue to challenge the issuance of a permit for a project or seek to enjoin construction or operation of a project. We may also become subject to claims from individuals who live in the proximity of our projects based on alleged negative health effects related to acoustics caused by wind turbines. In addition, we may subsequently become subject to legal proceedings or claims contesting the construction or operation of our projects. Any such legal proceedings or disputes could delay completion of the construction of a project in a timely manner or at all, or materially increase the costs associated with commencing or continuing commercial operations at a project. Settlement of claims and unfavorable outcomes or developments relating to these proceedings or disputes, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations.

Pursuant to our cash dividend policy, we intend to distribute substantially all of our cash available for distribution through regular quarterly dividends, and our ability to grow and make acquisitions with cash on hand could be limited.

Pursuant to our cash dividend policy, we intend to distribute substantially all of our cash available for distribution through regular quarterly dividends to holders of our common stock, as discussed in more detail in “Cash Dividend Policy.” As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain our per share dividend rate. We may also rely upon external financing sources, including the issuance of debt and equity securities and bank borrowings to fund our acquisitions and growth capital expenditures. The incurrence of bank borrowings or other debt to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants, which, in turn, may impact our ability to pay dividends to holders of our common stock. We may decide not to pursue otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves.

In the future, we may acquire certain projects in joint ventures, and our partners’ interests may conflict with our and our stockholders’ interests.

In the future, we may acquire certain projects in joint ventures. Joint ventures inherently involve a lesser degree of control over business operations, which could result in an increase in the financial, legal, operational or compliance risks associated with a project, including, but not limited to, variances in accounting internal control requirements. To the extent we do not have a controlling interest in a project, our joint venture partners could take actions that decrease the value of our investment and lower our overall return. In addition, conflicts of interest may arise in the future between us and our stockholders, on the one hand, and our joint venture partners, on the other hand, where our joint venture partners’ business interests are inconsistent with our and our stockholders’ interests. Further, disagreements or disputes between us and our joint venture partners could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business, all of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Activities

Our indebtedness may adversely affect our ability to operate our business and impair our ability to pay dividends.

After giving effect to the Acquisitions, this offering and the use of proceeds therefrom, our pro forma combined as adjusted indebtedness as of September 30, 2014 would have been approximately $         million, or approximately     % of our total pro forma combined capitalization of approximately $         million at such date. See “Unaudited Pro Forma Condensed Combined Financial Information,” “Capitalization” and “Use of Proceeds” for a discussion of the related pro forma adjustments and assumptions.

Our indebtedness could have important consequences, including, for example:

•

failure to comply with the covenants in the agreements governing these obligations could result in an event of default under those agreements, which could be difficult to cure, or result in our bankruptcy;

•

our debt service obligations require us to dedicate a portion of our cash flow to pay principal and interest on our debt, thereby reducing the funds available to us for working capital or to pay dividends, and adversely affecting our ability to borrow to operate and grow our business;

•	our limited financial flexibility could reduce our ability to plan for and react to unexpected opportunities; and

•

our debt service obligations could make us vulnerable to adverse changes in general economic, credit and capital markets, industry and competitive conditions and adverse changes in government regulation and place us at a disadvantage compared with competitors with less debt.

Any of these consequences could have a material adverse effect on our business, financial condition and results of operations. Certain of the Founding Companies are currently in non-compliance or have previously failed to comply with the covenants and other terms of the project-level debt agreements. Following their acquisition by us, the Founding Companies may continue to face difficulties in complying with such requirements. If we do not comply with our obligations under our debt instruments, we may be required to refinance all or part of our existing debt, borrow additional amounts or sell securities, which we may not be able to do on favorable terms or at all. In addition, increases in interest rates and changes in debt covenants may reduce the amounts that we can borrow, reduce our cash flows and increase the equity investment we may be required to make to ensure complete construction of projects we acquire. These increases could cause some of our projects to become economically unattractive. If we are unable to raise additional capital or generate sufficient operating cash flow to repay our indebtedness, we could be in default under our lending agreements and could be required to delay construction of our projects, reduce overhead costs, reduce the scope of our projects or abandon or sell some or all of our projects, all of which could have a material adverse effect on our business, financial condition and results of operations.

If our subsidiaries default on their obligations under their project-level debt, we may decide to make payments to lenders to prevent foreclosure on the collateral securing the project-level debt, which would, without such payments, cause us to lose our ownership interest in the subsidiary or in some or all of its assets.

Our subsidiaries incur various types of debt. Non-recourse debt is repayable solely from the applicable project’s revenues and is secured by the project’s physical assets, major contracts, cash accounts and, in many cases, our ownership interest in the project subsidiary. Limited recourse debt is debt where we have provided a limited guarantee, and recourse debt is debt where we have provided a full guarantee, which means if our subsidiaries default on these obligations, we will be liable directly to those lenders, although in the case of limited recourse debt only to the extent of our limited recourse obligations. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries as well as other sources of available cash, reducing our cash available to execute our business plan and pay dividends to holders of our shares. In addition, if our subsidiaries default on their obligations under non-recourse financing agreements, we may decide to make payments to prevent the lenders of these subsidiaries from foreclosing on the relevant collateral. Such a foreclosure would result in our losing our ownership interest in the subsidiary or in some or all of its assets. The loss of our ownership interest in one or more of our subsidiaries or some or all of their assets could have a material adverse effect on our business, financial condition and results of operations.

We are subject to indemnity obligations.

We provide a variety of indemnities in the ordinary course of business to contractual counterparties and to our lenders and other financial partners. In addition, although we primarily rely on limited recourse or non-recourse financing at our project-level entities we sometimes provide specific indemnities to support such financings.

Our failure to pay any of these indemnities would enable the applicable project lenders to foreclose on the project collateral. In addition, the payments we may be obligated to make pursuant to these indemnities could have a material adverse effect on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

To the extent that we engage in hedging activities to reduce our currency exchange rate exposure, we may be prevented from realizing the full benefits of exchange rate increases above the level of the hedges. However, because we are not fully hedged, we will continue to have exposure on the unhedged portion of the currency we exchange.

Our hedging activities may not be as effective as we anticipate in reducing the volatility of our future cash flows. Our hedging activities can result in substantial losses if hedging arrangements are imperfect or ineffective or our hedging policies and procedures are not followed properly or do not work as intended. Further, hedging contracts are subject to the credit risk that the other party may prove unable or unwilling to perform its obligations under the contracts, particularly during periods of weak and volatile economic conditions. Certain of the financial instruments we may use to hedge our exchange rate exposure may be required to be accounted for on a mark-to-market basis. This would cause periodic earnings volatility due to fluctuations in exchange rates. Any exposure to adverse currency exchange rate fluctuations could materially and adversely affect our financial condition and results of operations.

We enter into PPAs when we sell our electricity into non-ISO markets or where we believe it is otherwise advisable. Under a PPA, we contract to sell all or a fixed proportion of the electricity generated by one of our projects, sometimes bundled with renewable energy certificates and capacity or other environmental attributes (such as credits, benefits and emissions reductions), to a power purchaser, often a utility. We do this to stabilize our revenues from that project. We are exposed to the risk that the power purchaser will fail to perform under a PPA, with the result that we may have to sell our electricity at the market price, which could be substantially lower than the price provided in the applicable PPA. In most instances, we also commit to sell minimum levels of generation. If the project generates less than the committed volumes, we may be required to buy the shortfall of electricity on the open market or make payments of liquidated damages or be in default under a PPA, which could result in its termination.

We sometimes seek to sell forward a portion of our renewable energy certificates or other environmental credits to fix the revenues from those attributes and hedge against future declines in prices of renewable energy certificates or other environmental attributes (such as credits, benefits and emissions reductions). If our projects do not generate the amount of electricity required to earn the renewable energy certificates or other environmental attributes (such as credits, benefits and emission reductions) sold forward or if for any reason the electricity we generate does not produce renewable energy certificates or other environmental attributes (such as credits, benefits and emissions reductions) for a particular state, we may be required to make up the shortfall of renewable energy certificates or other environmental attributes (such as credits, benefits and emissions reductions) through purchases on the open market or make payments of liquidated damages. Further, current market conditions may limit our ability to hedge sufficient volumes of our anticipated renewable energy certificates or other environmental attributes (such as credits, benefits and emissions reductions), leaving us exposed to the risk of falling prices for renewable energy certificates or other environmental attributes (such as credits, benefits and emissions reductions). Future prices for renewable energy certificates or other environmental attributes (such as credits, benefits and emissions reductions) are also subject to the risk that regulatory changes will adversely affect prices.

Risks Related to This Offering and Ownership of Our Common Stock

We are a holding company with no operations of our own, and we will depend on our projects for cash to fund all of our operations and expenses, including to make dividend payments.

Our operations are conducted entirely through our projects and our ability to generate cash to meet our debt service obligations or to pay dividends is dependent on the earnings and the receipt of funds from our project subsidiaries through distributions or intercompany loans. Our projects’ ability to generate adequate cash depends on a number of factors, including sunlight, wind and other weather conditions, timely completion of construction of projects that we acquire in the future, the price of electricity, payments by key power purchasers, increased competition, foreign currency exchange rates, compliance with all applicable laws and regulations and other factors. See “—Risks Related to Our Projects.” Our ability to declare and pay regular quarterly cash dividends will be subject to our obtaining sufficient cash distributions from our project subsidiaries after the payment of operating costs, debt service and other expenses. See “Cash Dividend Policy.” We may lack sufficient available cash to pay dividends to holders of our shares due to shortfalls attributable to a number of operational, commercial or other factors, including insufficient cash flow generation by our projects, as well as unknown liabilities, the costs associated with governmental regulation, increases in our operating or general and administrative expenses, principal and interest payments on our and our subsidiaries’ outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

We cannot guarantee that our forecast will prove to be accurate. Our actual results of operations for the forecast period will likely be different than the results disclosed in the forecast and the variations may be material.

The forecast presented elsewhere in this prospectus was prepared using assumptions that our management believes are reasonable. See “Cash Dividend Policy—Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2015 and 2016—Forecast Limitations, Assumptions and Other Considerations.” These include assumptions regarding the future composition of our project portfolio, future operating costs of our projects, our projects’ future level of electricity generation, interest rates, foreign currency exchange rates, administrative expenses, tax treatment of income, future capital expenditure requirements and the absence of material adverse changes in economic conditions or government regulations. They also include assumptions about sunlight, wind and other weather patterns (which are variable and difficult to predict) and availability of our equipment.

In particular, our cash available for distribution is most directly affected by the volume of electricity generated and sold by our projects because revenue from electricity sales is the most significant component of our net income and net cash provided by operating activities. However, for a static portfolio of projects, our expenses, including operating expenses and interest payments on indebtedness, have less variability than the volume of electricity generated and sold. Accordingly, decreases in the volume of electricity generated and sold by our projects typically result in a proportionately greater decrease in our cash available for distribution. For example, if the forecasted volume of electricity generated by our projects for the year ended December 31, 2015 increased or decreased by     % (corresponding to                 , after taking account of the portfolio effect), we estimate that our 2015 forecasted net cash provided by operating activities and cash available for distribution would correspondingly increase or decrease by approximately $             (or approximately     % with respect to forecasted cash available for distribution) and that our 2015 net income and Adjusted EBITDA would correspondingly increase or decrease by approximately $            . See “Cash Dividend Policy—Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2015 and 2016.” For an explanation of the portfolio effect on our projected output, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, the forecast assumes that no unexpected risks materialize during the forecast period. Any one or more of these assumptions may prove to be incorrect, in which case our actual results of operations will be different from, and possibly materially worse than, those contemplated by the forecast. There can be no assurance that the assumptions underlying the forecast will prove to be accurate. Actual results for the forecast period will likely vary from the forecast results and those variations may be material. We make no representation that actual results achieved in the forecast period will be the same, in whole or in part, as those forecasted herein.

Our cash available for distribution to holders of our shares may be reduced as a result of restrictions on our subsidiaries’ cash distributions to us under the terms of their indebtedness.

Following completion of this offering, we intend to declare and pay regular quarterly cash dividends on all of our outstanding shares. However, in any period, our ability to pay dividends to holders of our shares depends on the performance of our subsidiaries and their ability to distribute cash to us as well as all of the other factors discussed under “Cash Dividend Policy.” The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness.

Restrictions on distributions to us by our subsidiaries under the agreements governing their respective project-level debt could limit our ability to pay anticipated dividends to holders of our shares. These agreements contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions. If any of our subsidiaries is unable to satisfy these restrictions or is otherwise in default under such agreements, it would be prohibited from making distributions to us that could, in turn, limit our ability to pay dividends to holders of our shares. The terms of our project-level indebtedness typically require commencement of commercial operations prior to our ability to receive cash distributions from a project. The terms of any such indebtedness also typically include cash management or similar provisions, pursuant to which revenues generated by projects subject to such indebtedness are immediately, or upon the occurrence of certain events, swept into an account for the benefit of the lenders under such debt agreements. As a result, project revenues typically only become available to us after the funding of reserve accounts for, among other things, debt service, taxes and insurance at the project level. In some instances, projects may be required to sweep cash to reserve funds intended to mitigate the results of pending litigation or other potentially adverse events. If our projects do not generate sufficient cash available for distribution, we may be required to fund dividends from working capital, proceeds from this offering, the sale of assets or by obtaining other debt or equity financing, which may not be available, any of which could have a material adverse effect on the price of our shares and on our ability to pay dividends at anticipated levels or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our ability to pay regular dividends on our shares is subject to the discretion of our board of directors.

Our stockholders will have no contractual or other legal right to dividends. The payment of future dividends on our shares will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, including the requirements of Section 170 of the Delaware General Corporation Law (the “DGCL”) that we pay dividends only out of surplus or net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and other considerations that our board of directors deems relevant. Our board of directors will have the authority to establish cash reserves for the prudent conduct of our business, and the establishment of or increase in those reserves could result in a reduction in cash available for distribution to pay dividends on our shares at anticipated levels. Accordingly, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our shares, which could adversely affect the market price of our shares.

There is no existing market for our shares, and we do not know if one will develop with adequate liquidity to sell our shares at prices equal to or greater than the offering price.

Prior to this offering, there has not been a public market for our shares. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on any stock exchanges or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling our shares that you purchase in this offering. The initial public offering price for our shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our shares at prices equal to or greater than the price you paid in this offering or at all.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our shares less attractive to investors.

We are an “emerging growth company.” For as long as we are an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and certain reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier. See “Prospectus Summary—Emerging Growth Company Status.” We cannot predict if investors will find our shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such standards apply to private companies. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an “emerging growth company” can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an “emerging growth company” or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act. Although we are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards, we may choose to take advantage of some, but not all, of these other provisions. We have availed ourselves of the exemption from disclosing certain executive compensation information in this prospectus pursuant to the JOBS Act. We have also availed ourselves of the option to present only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus. We cannot predict if investors will find our shares less attractive because we will rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

The concentration of our share ownership following the offering will limit your ability to influence corporate matters.

Upon completion of this offering, the initial Members of our LDN will hold approximately             of our shares, or approximately            of our shares if the underwriters exercise their overallotment option in full, and this concentration of share ownership may limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. As a result of their ownership in our company, the initial Members may have significant influence over all matters that require approval by our stockholders, including the election of directors. As a result, the initial Members may have the ability to exercise substantial influence over our company, including with respect to decisions relating to our capital structure, issuing additional shares or other equity securities, paying dividends on our shares, incurring additional debt, making acquisitions, selling properties or other assets, merging with other companies and undertaking other extraordinary transactions. In any of these matters, the interests of the initial Members may differ from or conflict with the interests of our other stockholders.

If securities or industry analysts do not publish or cease to publish research or reports about us, our business or our market, or if they change their recommendations regarding our shares adversely, the price and trading volume of our shares could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendations regarding our shares adversely, or provide more favorable relative recommendations about our competitors, the price of our shares would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our shares to decline.

Market interest and foreign exchange rates may have an effect on the value of our shares.

One of the factors that will influence the price of our shares will be the effective dividend yield of our shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our shares to expect a higher dividend yield and, our inability to increase our dividend as a result of an increase in borrowing costs, insufficient cash available for distribution or otherwise, could result in selling pressure on, and a decrease in the market price of, our shares as investors seek alternative investments with higher yield.

The price of our shares may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our shares may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our shares could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual results of operations or those of other companies in our industry;

•	a change in interest rates or changes in currency exchange rates;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our shares or the stock of other companies in our industry;

•	the failure of research analysts to cover our shares;

•	strategic actions by us, our power purchasers or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	material litigation or government investigations;

•	changes in applicable tax laws;

•	changes in general conditions in the U.K., U.S., Canadian or global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in key personnel;

•	sales of shares by us, members of our management team or our principal stockholders;

•	termination of lock-up agreements with our management team and principal stockholders;

•	the granting or exercise of rights to acquire our common stock;

•	volume of trading in our shares; and

•	the realization of any risks described under “Risk Factors.”

In addition, volatility in the stock markets has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our shares could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce the market price of our shares and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigation. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and our reputation could be harmed.

We have identified material weaknesses in internal control over financial reporting of LightBeam and the Founding Companies. The material weaknesses identified relate primarily to the current lack of sufficient financial reporting and accounting personnel with the technical expertise to appropriately account for complex, non-routine transactions and to perform the requisite financial reporting, as well as the current lack of sufficient policies and procedures surrounding financial reporting. Such material weaknesses resulted in adjustments to our and the Founding Companies’ financial statements, some of which were material. While we are addressing these material weaknesses by hiring additional personnel with appropriate accounting knowledge and public company financial reporting expertise to build our financial management and reporting infrastructure, engaging a third party to provide additional accounting services, improving our technology, and further developing and documenting our accounting policies and financial reporting procedures in advance of becoming a public company and thereafter, we cannot assure you that we will be successful in implementing these measures or, if implemented, such measures will be effective. In addition, we will be required to incur costs in improving our internal control system and the hiring and training of additional personnel.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the control deficiencies and the resulting material weaknesses that were identified as a result of the limited procedures performed, we believe that it is possible that additional material weaknesses and control deficiencies may have been identified if such an evaluation had been performed.

Failure to maintain effective internal controls over financial reporting could adversely affect our reputation, financial condition and results of operations. Failure to comply with the Sarbanes-Oxley Act and the other demands placed upon us as a public company could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities and to litigation.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results, and such costs may increase when we cease to be an “emerging growth company.”

As a public company, we will incur significant legal, accounting, investor relations and other expenses that generally are not incurred by private companies, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, various provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010, as well as rules implemented by the SEC and the stock exchanges on which we expect our shares will be traded.

Such costs may increase when we cease to be an “emerging growth company.” For as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” See “Prospectus Summary—Emerging Growth Company Status.” After we are no longer an “emerging growth company,” we expect to incur additional expenses and devote substantial management effort toward ensuring compliance with those requirements applicable to companies that are not “emerging growth companies.”

The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically over the past several years. We expect these rules and regulations to increase our legal and financial compliance costs substantially and to make some activities more time consuming and costly. We are currently unable to estimate these costs with a high degree of certainty. Greater expenditures may be necessary in the future with the advent of new laws and regulations pertaining to public companies. If we are not able to comply with reporting and corporate governance requirements in a timely manner, the market price of our shares could decline and we could be subject to sanctions or investigations by the SEC, the applicable stock exchanges or other regulatory authorities, which would require additional financial and management resources. Because the JOBS Act has only recently been enacted, it is not yet clear whether investors will accept the more limited disclosure requirements that we may be entitled to follow while we are an “emerging growth company.” To the extent investors are not comfortable with a more limited disclosure regime, they may not be comfortable purchasing and holding our shares if we elect to comply with the reduced disclosure requirements. We also expect that, as a public company, it will be more expensive for us to obtain director and officer liability insurance.

The accounting treatment for many aspects of our business is complex and any changes to the accounting interpretations or accounting rules governing our business could have a material adverse effect on our GAAP reported results of operations and financial results.

The accounting treatment for many aspects of our business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our business:

•	revenue recognition and related timing;

•	intra-company contracts;

•	operation and maintenance contracts;

•	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;

•	long-term vendor agreements; and

•	foreign holding company tax treatment.

You will suffer immediate and substantial dilution.

The initial public offering price per share is substantially higher than our pro forma net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the pro forma book value of our assets after subtracting our liabilities. At our offering price of $            per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $            per share. See “Dilution.”

As a result of the FPA and FERC’s regulations in respect of transfers of control, absent prior authorization by FERC, we may not convey, nor will an investor in our company generally be permitted to obtain, a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, and a violation of this limitation could result in civil or criminal penalties under the FPA and possible further sanctions imposed by FERC under the FPA.

Upon completion of this offering, we will be a holding company with U.S. operating subsidiaries that are “public utilities” (as defined in the FPA) and, therefore, subject to FERC’s jurisdiction under the FPA. While the U.S. electric assets we will acquire upon completion of this offering are Qualifying Facilities that are not themselves subject to FERC merger, acquisition, or securities regulation, if we acquire or develop projects that are not entitled to these immunities from FERC regulation, the FPA would require us either to (i) obtain prior authorization from FERC to transfer an amount of our voting securities sufficient to convey direct or indirect control over any of our public utility subsidiaries or (ii) qualify for a blanket authorization granted under or an exemption from FERC’s regulations in respect of transfers of control. Similar restrictions apply to purchasers of our voting securities who are a “holding company” under the PUHCA in a holding company system that includes a transmitting utility or an electric utility, or an “electric holding company,” regardless of whether our voting securities are purchased in this offering or in subsequent offerings, in open market transactions or otherwise. A purchaser of our voting securities would be a “holding company” under the PUHCA and an electric holding company if the purchaser acquired direct or indirect control over 10% or more of our voting securities or if FERC otherwise determined that the purchaser could directly or indirectly exercise control over our management or policies (e.g., as a result of contractual board or approval rights). Under the PUHCA, a “public-utility company” is defined to include an “electric utility company,” which is any company that owns or operates facilities used for the generation, transmission or distribution of electric energy for sale, and which includes EWGs such as our U.S. operating subsidiaries. Accordingly, absent prior authorization by FERC or a general increase to the applicable percentage ownership under a blanket authorization, for the purposes of sell-side transactions by us and buy-side transactions involving purchasers of our securities that are electric holding companies, no purchaser can acquire 10% or more of our issued and outstanding voting securities. A violation of these regulations by us, as sellers, or an investor, as a purchaser of our securities, could subject the party in violation to civil or criminal penalties under the FPA, including civil penalties of up to $1 million per day per violation and other possible sanctions imposed by FERC under the FPA.

As a result of the FPA and FERC’s regulations in respect of transfers of control, and consistent with the requirements for blanket authorizations granted thereunder or exemptions therefrom, absent prior authorization by FERC, no purchaser of our shares in this offering, or subsequent offerings of our voting securities, will be permitted to purchase an amount of our securities from us that would cause such purchaser and its affiliate and associate companies to collectively hold 10% or more of our voting securities outstanding on a post-offering basis. Additionally, purchasers in this offering should manage their investment in us in a manner consistent with FERC’s regulations in respect of obtaining direct or indirect “control” of our company. Accordingly, following the completion of this offering, absent prior authorization by FERC, investors in our shares that are electric holding companies are advised not to acquire a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, whether in connection with an offering by us, open market purchases or otherwise.

Provisions of our organizational documents and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our shares.

Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions will:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	limit the removal of directors by the stockholders;

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	prohibit our stockholders from calling a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	prohibit the acquisition of shares of common stock if FERC approval is required, as described above, and has not been obtained.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Capital Stock.”

Future sales of our shares in the public market by us or by our stockholders could lower our share price, dilute your ownership in us and adversely affect the market price of our shares.

Upon the completion of the offering, the shares that we are selling in this offering will be freely tradable without restriction under the Securities Act unless acquired by affiliates of ours. In addition, the shares to be issued pursuant to employment and consulting agreements entered into by us will be registered under the Securities Act and freely tradable without restriction unless acquired by our affiliates. The shares to be issued pursuant to the Acquisitions and the shares outstanding prior to the date of this prospectus have not been registered under the Securities Act, and, therefore, may not be sold unless registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144. Furthermore, the initial Members and our executive officers and directors will agree to certain restrictions on the sale, transfer or other disposition of these shares pursuant to lock-up agreements with the underwriters. The restrictions under the lock-up agreements with the underwriters will lapse 180 days after the date of this prospectus. Subject to compliance with Rule 144 and with any lock-up restrictions, the initial Members, our executive officers and our other stockholders may be able to sell a substantial number of shares in the public market. We may also issue additional shares in subsequent public offerings.

We cannot predict the effect, if any, that future issuances or sales of our shares by us or our stockholders will have on the market price of our shares. Sales of substantial amounts of our shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our shares. See “Certain Relationships and Related Party Transactions” and “Shares Eligible for Future Sale.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact included in this prospectus are forward-looking statements. The words “may,” “could,” “should,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “predict,” “forecast” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this prospectus speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	our lack of experience operating the projects in our Initial Portfolio;

•	the limited operating history of the recently constructed projects in our Initial Portfolio;

•	fluctuations in supply, demand, prices and other conditions for electricity and other commodities;

•	the ability of our counterparties to satisfy their financial commitments or business obligations;

•	our electricity generation, our projections thereof and factors affecting production, including sun, wind and other weather conditions, availability and curtailment;

•	the availability of, and fluctuations in the cost of, system components for our projects;

•	our ability and the ability of our Members to complete construction projects on schedule and within budgeted costs;

•	changes in, or additional, laws, including applicable tax laws and environmental regulations;

•	our ability to obtain, maintain and comply with required permits;

•

public response to and changes in the local, state, provincial and federal regulatory framework affecting clean and renewable energy projects, including the potential expiration of various subsidies and tax credits in the U.K., the U.S. and Canada;

•	our ability to identify and acquire additional projects at favorable prices;

•	the availability of financing for our power projects;

•	an increase in interest rates;

•	competition from other power project developers;

•	development constraints, including the availability of interconnection and transmission access;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	our ability to operate our business efficiently, manage capital expenditures and costs effectively and generate cash flow;

•	our expectations regarding the time during which we will be an “emerging growth company” under Section 2(a)(19) of the Securities Act;

•	our ability to retain and attract executive officers and key employees;

•	the effective life and cost of maintenance of our equipment;

•	our ability to keep pace with and take advantage of new technologies;

•	the effects of litigation, including administrative and other proceedings or investigations, relating to our projects under construction and those in operation;

•	negative public or community response to our power projects; and

•	other factors discussed under “Risk Factors.”

We derive many of our forward-looking statements from our forecasts, which are based upon many detailed assumptions, including industry data referenced elsewhere in this prospectus. While we believe our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors,” “Cash Dividend Policy—Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2015 and 2016—Forecast Limitations, Assumptions and Other Considerations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements in this prospectus as well as other cautionary statements that are made from time to time in our other filings with the SEC or public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if those results or developments are substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect.

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $             million ($             million if the underwriters exercise their option to purchase additional shares in full), based upon an assumed public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to pay $             million of the cash consideration to be paid to our initial Members pursuant to the Acquisitions, as described in “Certain Relationships and Related Party Transactions—Acquisitions.” We expect to obtain a line of credit or other financing of approximately $             million in the aggregate to be used to pay the remaining portion of the cash consideration payable to the initial Members pursuant to the Acquisitions, to repay $             million of indebtedness incurred for the development and construction of, and secured by, the projects in our Initial Portfolio, which bore interest ranging from 5.25% to 9.00% as of September 30, 2014, and for working capital and general corporate purposes. One of our directors and principal stockholders has interests in one of our initial Members. See “Certain Relationships and Related Party Transactions—Acquisitions.”

In connection with the Acquisitions, we will also issue to our initial Members              shares as consideration for the projects in our Initial Portfolio they will contribute to us. See “Certain Relationships and Related Party Transactions—Acquisitions.”

CAPITALIZATION

The following table sets forth the cash and cash equivalents and the capitalization as of September 30, 2014 on (i) an actual basis for LightBeam Electric Company, (ii) a pro forma combined basis to reflect the Acquisitions and other pro forma adjustments and assumptions set forth under the heading “Unaudited Pro Forma Condensed Combined Financial Information” as if each has occurred on such date and (iii) a pro forma combined basis, as adjusted to give effect to a         -for 1 stock dividend immediately prior to the consummation of this offering, and this offering and the use of the proceeds therefrom as set forth under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our and our initial Members’ historical financial statements and our unaudited pro forma condensed combined financial information and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—Our Organizational Structure and the Acquisitions,” “Use of Proceeds,” “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—Acquisitions.”

	As of September 30, 2014
	Actual	Pro Forma Combined	Pro Forma Combined, As Adjusted
		(in thousands)
Cash and Cash Equivalents	$303	$4,253	$

Short-Term Indebtedness
Current portion of long-term debt	—	13,017
Long-Term Debt:
Long-term debt	—	34,788
Convertible note payable	—	22,110

Total Long-Term Debt	—	56,898

Total Stockholders’ (Deficit) Equity:
Common stock, $0.01 par value per share, 30,000 shares authorized and 16,045 shares issued and outstanding, actual	—	—
Common stock, $0.01 par value per share, shares authorized and shares issued and outstanding, pro forma combined	—	—
Common stock, $0.01 par value per share, shares authorized and shares issued and outstanding, pro forma combined, as adjusted
Additional paid-in capital	4,181	301,863
Accumulated deficit	(5,853)	1,153

Total Stockholders’ (Deficit) Equity	(1,672)	303,016

Total Capitalization	$(1,672)	$372,931	$

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of shares of our common stock sold in this offering will exceed the as adjusted pro forma combined net tangible book value per share of our common stock after the offering. Prior to the Acquisitions, our initial Members will not own any shares of our common stock and, accordingly, in order to more meaningfully present the dilutive impact on the purchasers in this offering, we have presented dilution in net tangible book value per share to investors in this offering assuming that the issuance of our shares in connection with the Acquisitions has occurred. At September 30, 2014, we would have had a pro forma combined net tangible book value of approximately $             million, or $             per share to be issued to our initial Members pursuant to the Acquisitions. After giving further effect to this offering and the use of proceeds therefrom, the as adjusted pro forma combined net tangible book value at September 30, 2014 attributable to our shares of common stock would have been $             million, or $             per share. Purchasers of our shares in this offering will experience substantial and immediate dilution in as adjusted pro forma combined net tangible book value per share, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma combined net tangible book value per share as of September 30, 2014, assuming the issuance of shares to our initial Members in the Acquisitions(1)	$
Decrease in pro forma combined net tangible book value per share attributable to purchasers in this offering,

As adjusted pro forma combined net tangible book value per share after the Acquisitions, issuance and sale of shares of common stock in this offering and the use of proceeds therefrom(2)

Immediate dilution in pro forma combined net tangible book value per share to purchasers in this offering(3)		$

(1)	Pro forma combined net tangible book value per share is determined by dividing pro forma net tangible book value of approximately $ million as of September 30, 2014 by the sum of the number of our shares outstanding after the issuance of shares to our initial Members pursuant to the Acquisitions, but before this offering.
(2)	Based on as adjusted pro forma combined net tangible book value of approximately $ million as of September 30, 2014 divided by of our shares to be outstanding after this offering. Assumes an initial public offering price of $ per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in net tangible book value per share would equal $ and $ , respectively.
(3)	Dilution is determined by subtracting the as adjusted pro forma combined net tangible book value per share after giving effect to the Acquisitions (but before this offering) from the initial public offering price per share of common stock paid by an investor in this offering.

The following table sets forth, as of September 30, 2014, the differences among the number of shares of common stock purchased, the total consideration paid or exchanged and the average price per share paid by our existing stockholders after giving effect to the Acquisitions, but immediately prior to this offering, and by purchasers of our shares of common stock in this offering, assuming an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

	Shares			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders(1)			%	$		%	$
Purchasers in this offering			%	$		%	$

(1)	Total consideration paid by our existing stockholders consists of our pro forma stockholders’ equity of $ million, giving effect to the Acquisitions, as adjusted for $ million of cash consideration we expect to pay our initial Members in connection with the Acquisitions from the proceeds of this offering.

CASH DIVIDEND POLICY

The following discussion includes forward-looking statements relating to our cash dividend policy as well as an illustrative forecast of our possible future operating results for each of the years ending December 31, 2015 and 2016. This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast, and the differences may be materially less favorable. Our operations are subject to numerous risks and uncertainties, including those discussed above under the caption “Risk Factors” and “Forward-Looking Statements.” You should not place undue emphasis on these forward-looking statements.

Our actual results in future periods may also be materially different than our and our initial Members’ historical financial results or our pro forma financial results. For additional information regarding our historical financial results, you should refer to our and our initial Members’ audited historical financial statements included elsewhere in this prospectus.

General

Our Cash Dividend Policy

We intend to pay regular quarterly dividends in U.S. dollars to holders of our common stock. Our quarterly dividend will initially be set at $             per share, or $             per share on an annualized basis. Our ability to pay dividends will be subject to the risks cited above and the factors described below under “—Risks Regarding Our Cash Dividend Policy.” We have no legal obligation to pay any cash dividends to holders of our shares of common stock. We have established our initial quarterly dividend level based on a targeted cash available for distribution payout ratio of     %, after considering the annual cash available for distribution that we expect our projects will be able to generate following the commencement of commercial operations at all of our construction projects and with due regard to retaining a portion of the cash available for distribution to grow our business. We intend to grow our business primarily through the acquisition of operational and construction-ready power projects, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time.

We expect to pay a quarterly dividend, if any, on or about the 45th day following each fiscal quarter, on or about the 15th day of each February, May, August and November, to holders of record of our shares of common stock on or about the first day of each such month. With respect to our first dividend payable on or about                     , 2015 to holders of record on                     , 2015, we intend to pay a pro-rated dividend covering the period from the completion of this offering through                     , 2015, based on our initial dividend level and the actual length of that period.

Our cash available for distribution is likely to fluctuate from quarter to quarter, perhaps significantly, as a result of variability and other factors. See “Risk Factors.” Accordingly, during quarters in which we generate cash available for distribution in excess of the amount required to pay our stated quarterly dividend, we may reserve a portion or all of the excess to fund dividends in future quarters, to fund the acquisition of additional power projects, to increase our cash reserves, or to fund additional business activities to support the growth or operation of our business. In addition, we may use sources of cash not included in our calculation of cash available for distribution, such as certain net cash provided by financing and investing activities, to pay dividends to holders of our shares of common stock in quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly dividend. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we will exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Estimate of Future Cash Available for Distribution

Our management team considered various financial performance and liquidity measures, including net income (loss), Adjusted EBITDA and cash available for distribution, in assessing the amount of cash that we expect our projects will be able to generate during the forecast period. Adjusted EBITDA and cash available for distribution are non-U.S. GAAP financial measures that we intend to use to assist us in determining whether we are generating cash flow at a level that can sustain, or support an increase in, our dividend.

We believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. We define “cash available for distribution” as net cash provided by operating activities, determined in accordance with U.S. GAAP, as adjusted by:

•	adding or subtracting changes in operating assets and liabilities;

•

subtracting deposits into (or adding withdrawals from) restricted cash accounts, which are required pursuant to the cash reserve requirements of financing agreements, to the extent they are paid from operating cash flows during a period;

•	adding distributions received from our non-controlling interests in other entities or subtracting cash distributions from non-controlling interests in our consolidated subsidiaries;

•	subtracting scheduled debt service payments and repayments in accordance with related borrowing arrangements, to the extent they are paid from operating cash flows during a period;

•	subtracting non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period;

•	subtracting all project-level and corporate-level taxes paid or due to be paid in the U.S. or in foreign jurisdictions; and

•	adding or subtracting other items as necessary to present the cash flows we deem representative of our core business operations.

For a reconciliation of Adjusted EBITDA to net income and a discussion of the limitations of Adjusted EBITDA as an analytical tool, see “Selected Historical Financial Information.” For reconciliations of Adjusted EBITDA and cash available for distribution to net cash provided by (used in) operating activities and of cash available for distribution to net income, in each case, for the twelve months ended September 30, 2014 and for the years ending December 31, 2015 and 2016, see “—Unaudited Cash Available for Distribution for the Twelve Months Ended September 30, 2014” and “—Forecasted Cash Available for Distribution,” respectively.

We disclose cash available for distribution because management believes it will be used by investors and analysts to evaluate our liquidity. However, cash available for distribution has limitations as an analytical tool because it excludes depreciation and accretion, does not capture the level of capital expenditures necessary to maintain the operating performance of our projects, is not reduced for principal payments on our project indebtedness except to the extent they are paid from operating cash flows during a period and excludes the effect of certain other cash flow items, all of which could have a material effect on our financial condition and results from operations. Cash available for distribution is a non-U.S. GAAP measure and should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other liquidity measure determined in accordance with U.S. GAAP, nor is it indicative of funds available to fund our cash needs. In addition, our calculation of cash available for distribution is not necessarily comparable to cash available for distribution as calculated by other companies. Investors should not rely on cash available for distribution as a substitute for any U.S. GAAP measure, including net income (loss) and net cash provided by (used in) operating activities. For a discussion of the risks and uncertainties with respect to our forecasted cash available for distribution see “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We cannot guarantee that our forecast will prove to be accurate. Our actual results of operations for the forecast period will likely be different than the results disclosed in the forecast and the variations may be material,” and

“Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our cash available for distribution to holders of our shares may be reduced as a result of restrictions on our subsidiaries’ cash distributions to us under the terms of their indebtedness.”

Risks Regarding Our Cash Dividend Policy

We do not have a sufficient operating history as an independent company upon which to rely in evaluating whether we will have sufficient cash available for distribution and other sources of liquidity to allow us to pay dividends on our shares of common stock at our initial quarterly dividend level on an annualized basis. While we believe that we will have sufficient available cash to enable us to pay the aggregate dividend on our shares of common stock for the years ending December 31, 2015 and 2016, we may be unable to pay the quarterly dividend or any amount on our shares of common stock during these periods or any subsequent period. Holders of our shares of common stock have no contractual or other legal right to receive cash dividends from us on a quarterly or other basis and, while we currently intend to maintain our initial dividend following the completion of this offering and to grow our business and increase our dividend per share over time, our cash dividend policy is subject to all the risks inherent in our business and may be changed at any time. Some of the reasons for such uncertainties in our stated cash dividend policy include the following factors:

•

Our subsidiaries are subject to restrictions on distributions under the agreements governing their respective project-level debt. Additionally, we may incur debt in the future to acquire new projects, the terms of which will likely require commencement of commercial operations prior to our ability to receive cash distributions from such acquired projects. These agreements likely will contain financial tests and covenants that our subsidiaries must satisfy prior to making distributions. If any of our subsidiaries is unable to satisfy these restrictions or is otherwise in default under our financing agreements, it would be prohibited from making distributions to us, which could, in turn, limit our ability to pay dividends to holders of our shares of common stock at our intended level or at all.

•

Our board of directors will have the authority to establish cash reserves for the prudent conduct of our business, and the establishment of or increase in those reserves would reduce the cash available to pay our dividends. Our board will determine the amount of any cash dividends depending on our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board deems relevant.

•

We may lack sufficient cash available for distribution to pay our dividends due to operational, commercial or other factors, some of which are outside of our control, including insufficient cash flow generation by our projects, as well as unexpected operating interruptions, weather conditions, legal liabilities, the cost associated with governmental regulation, changes in governmental subsidies or regulations, increases in our operating or selling, general and administrative expenses, principal and interest payments on our and our subsidiaries’ outstanding debt, tax expenses, working capital requirements and anticipated cash reserve needs. See “Risk Factors” for a discussion of the risks to which our business is subject. Our other sources of liquidity may also be insufficient to fund shortfalls in cash available for distribution to pay our dividend.

•	Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our common stock either:

•	out of its surplus, as defined in and computed in accordance with the DGCL; or

•	in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

•

We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally, our cash dividend policy could significantly impair our ability to grow. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain or increase our per share dividend level. There are no limitations in our bylaws on our ability to issue additional shares of capital stock, including preferred stock that would have priority over our common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our common stock.

Unaudited Cash Available for Distribution for the Twelve Months Ended September 30, 2014

If we had completed the transactions contemplated in this prospectus on October 1, 2013, our unaudited cash available for distribution for the twelve months ended September 30, 2014 would have been approximately $             million. In addition, our cash available for distribution after investing and funding activities would have been approximately $             million for the twelve months ended September 30, 2014. These amounts would have been insufficient to pay the full quarterly cash dividend on all of our shares of common stock to be outstanding immediately after consummation of this offering based on our initial quarterly dividend of $             per share of our common stock per quarter (or $             per share on an annualized basis).

Our calculation of unaudited cash available for distribution does not include incremental external general and administrative expenses that we expect to incur as a result of being a publicly traded company, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. We estimate that these incremental external general and administrative expenses initially will be approximately $             million per year. Such expenses are not reflected in our unaudited pro forma condensed combined financial information included elsewhere in this prospectus.

Our unaudited pro forma condensed combined financial information, from which our unaudited cash available for distribution was derived, does not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. We derived the amounts of unaudited cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

Forecasted Cash Available for Distribution

Forecast Summary

Based upon the assumptions described below and other assumptions that we believe to be reasonable as of the date of this prospectus, the forecast indicates that we will generate cash available for distribution during the years ending December 31, 2015 and 2016 of $             million and $             million, respectively.

Year ending December 31, 2015

Our forecast for the year ending December 31, 2015 indicates that we expect to generate cash available for distribution during the period of $             million.

Year ending December 31, 2016

Our forecast for the year ending December 31, 2016 indicates that we expect to generate cash available for distribution during the period of $             million.

LightBeam Electric Company

Forecasted Cash Available for Distribution for the Fiscal Years Ending

December 31, 2015 and 2016

Forecast Limitations, Assumptions and Other Considerations

While we believe that the assumptions underlying the forecast are reasonable in light of management’s current expectations concerning future events, we can give you no assurance that our assumptions will be realized or that we will generate cash available for distribution during the forecast periods at the levels forecasted, in which event we may not be able to pay cash dividends on our shares of common stock at our initial dividend level or at all. Assumptions and estimates underlying the forecast are inherently uncertain, and our future operating results are subject to a wide variety of risks and uncertainties, including significant business, economic, and competitive risks and uncertainties described under the headings “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus. Any one of these risks or uncertainties could cause our actual results to differ materially from those contained in the forecast. Accordingly, we cannot assure you that the prospective results in the forecast above are indicative of our future performance. Our actual results will differ from those presented, and the differences could be material. Purchasers of our shares of common stock should not regard inclusion of the forecast in this prospectus as a representation by any person that the results contained in the forecast will be achieved.

We do not as a matter of course make public projections as to future sales, earnings or other results. However, our management has prepared the prospective financial information set forth below to present an illustration of management’s expectations of our future ability to pay dividends. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent registered public accounting firm, nor any other independent registered public accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The forecast has been prepared using assumptions that we believe to be reasonable and that are consistent with our intended course of action for the entities acquired in the Initial Portfolio for the periods presented, except that such assumptions exclude all other unexpected charges or events that may occur. The key assumptions upon which the forecast is based are as follows:

Potential Risks

Our business is exposed to numerous risks that could have a material adverse effect on our business, financial condition, results of operations or cash available for distribution. However, we have assumed that no such risks will materialize for the purposes of preparing the forecast. For a discussion of the important factors that could cause actual results to differ materially from our forecast, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

Initial Public Offering and Acquisitions

The forecast assumes that we will raise net proceeds of $             million in this offering through the issuance of              shares of our common stock at an initial public offering price per share of $            , the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The forecast also assumes that the proceeds of this offering will be used as described in “Use of Proceeds” and that, in connection with the completion of this offering, we will enter into the Acquisitions. See “Certain Relationships and Related Party Transactions—Acquisitions.”

MWh Sold

After all of our projects have commenced commercial operations, we expect to generate and sell an aggregate of          MWh of electricity from the projects in our Initial Portfolio during a typical year, based upon the assumptions described above.

Project Expense

Project expense is comprised of the direct costs of operating and maintaining our projects, including labor, service arrangements, land lease royalty payments, property taxes, insurance, power scheduling and forecasting, environmental costs and contractual administration. Expenses are forecast based on historical experience, land contracts, contracted service arrangements and other management estimates.

The forecast assumes our operating projects will operate within budgeted operating costs, including with respect to repair and maintenance costs, and that there will be no unusual, non-recurring or unexpected operating, repair or maintenance charges.

Depreciation and Amortization

The depreciation and amortization expense reflected in the forecast is based on the carried historical cost basis of our individual projects.

Total Operating Expenses

Total operating expenses consist principally of general and administrative expenses.

Interest Expense

The forecast assumes that interest expense is based on the expected level of interest paid on our project-level debt facilities. For each of our projects, project-level debt facilities include a fixed-loan amortization schedule, such that loan balances at any point in time are known. The project-level financings are either based on fixed interest rates or floating London Interbank Offered Rate, or “LIBOR,”—based interest rates.

The forecast makes the following assumptions regarding our project-level debt facilities:

•	our project-level debt facilities will bear interest at the rates currently applicable to our project-level facilities; and

•	we and our subsidiaries will remain in compliance with, and not be in default under, any project-level debt facilities during the forecast periods.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of our project-level financing arrangements, including applicable interest rates.

Our estimate of interest expense during the forecast periods and thereafter is based on the estimated scheduled amortization for project-level indebtedness, as shown in the following table:

Tax Provision (Benefit)

The forecast assumes that, following the completion of this offering, we will be subject to federal and state income taxes as a U.S. corporation, that certain of our subsidiaries will be subject to U.K. and Canadian federal and provincial income taxes and that valuation allowances will be established and maintained with respect to certain net operating losses.

Cash Flows from Operating Activities

The forecast of working capital increase is based on the projected difference between cash receipts and accrued revenue.

Capital Expenditures

The forecast assumes we will have limited capital expenditures other than in connection with the construction of our projects pursuant to the budgets for our construction projects. Operational capital expenditure items, other than non-recurring items, for which cash reserves have been provided, are estimated to be approximately $             and $             in each of 2015 and 2016, respectively, for minor improvements and capital outlays associated with our operating assets.

Exchange Rates

The forecast assumes that the average exchange rate between the U.S. dollar and the British pound will be approximately              and between the U.S. dollar and Canadian dollar will be approximately              for the years ending December 31, 2015 and 2016, respectively. The assumed average exchange rates were determined by reference to actual exchange rates from              and forward exchange rates for                 .

Significant Accounting Policies

In preparing the forecast, we have applied the accounting policies used in the preparation of the financial statements shown elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” and financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL FINANCIAL DATA

Selected historical financial data of LightBeam as of and for the years ended December 31, 2013 and 2012 and as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013, are set forth below. Certain of the Founding Companies being acquired by LightBeam in the Acquisitions have been deemed to be predecessors. Accordingly, selected historical financial data are also presented for each of such predecessors as of the dates and for the periods indicated. The selected historical financial data as of the fiscal year end of LightBeam and each predecessor and for such completed fiscal years have been derived from the audited historical financial statements of LightBeam and its predecessors, each of which is included elsewhere in this prospectus. The selected historical financial data as of the interim balance sheet dates and for the interim periods of LightBeam and each predecessor, as applicable, have been derived from the unaudited historical financial statements of LightBeam and its predecessors, each of which is included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The historical results of LightBeam and its predecessors are not necessarily indicative of future performance. You should read the information in this section in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—Acquisitions,” and the historical financial statements of LightBeam and its predecessors that are included elsewhere in this prospectus.

LightBeam Electric Company

(In 000’s, Except Per Share Data)

	Nine-Month Period Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Statement of Operations Data:

General and Administrative Expenses	$3,317	$679	$1,075	$1,143

Operating Loss	(3,317)	(679)	(1,075)	(1,143)

Total Other Income(a)	—	—	—	331

Net Loss	$(3,317)	$(679)	$(1,075)	$(812)

Net Loss Per Share—Basic and Diluted	$(210.76)	$(46.10)	$(71.46)	$(60.04)

Weighted Average Shares Used In Computing Net Loss Per Share—Basic and Diluted	15,738	14,735	15,045	13,514

Balance Sheet Data (at period end):
Working capital(c)	$(2,237)		$98	$(325)
Development projects	$294		$503	$212
Total assets	$921		$959	$307
Total stockholders’ equity (deficit)	$(1,672)		$(601)	$(113)

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$(1,135)	$(631)	$(1,134)	$(829)
Investing activities	$(456)	$(253)	$(292)	$280
Financing activities	$1,438	$922	$1,789	$638

Other Financial Data:
Adjusted EBITDA(b)	$(3,317)	$(679)	$(1,075)	$(1,143)

Adjusted EBITDA Reconciliation:
Net loss	$(3,317)	$(679)	$(1,075)	$(812)
Less:
Gain on sale of assets(a)	—	—	—	331

Adjusted EBITDA	$(3,317)	$(679)	$(1,075)	$(1,143)

Solar Power Generation Portfolio (Predecessor)

(In 000’s, Except Per Share Data)

	Three-Month Period Ended September 30,		Year Ended June 30,
	2014	2013	2014	2013
Statement of Operations Data:

General and Administrative Expenses	$146	$136	$569	$154

Net Loss	$(146)	$(136)	$(569)	$(154)

Net Loss Per Share—Basic and Diluted	$(163)	$(151)	$(633)	$(646)

Weighted Average Shares Used In Computing Net Loss Per Share—Basic and Diluted	900	900	900	238

Balance Sheet Data (at period end):
Working capital(c)	$(4,758)		$(3,709)	$(512)
Development in progress	$3,888		$2,937	$363
Total long-term assets	$3,888		$2,937	$363
Due to related party	$4,758		$3,709	$512
Total shareholders’ deficit	$(870)		$(771)	$(149)

Other Financial Data:
Adjusted EBITDA(b)	$(146)	$(136)	$(569)	$(154)

Adjusted EBITDA Reconciliation:
Net loss	$(146)	$(136)	$(569)	$(154)
No adjustments	—	—	—	—

Adjusted EBITDA	$(146)	$(136)	$(569)	$(154)

Green States Energy, Inc. and Subsidiaries (Predecessor)

(In 000’s, Except Per Share Data)

	Nine-Month Period Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Statement of Operations Data:
Revenues	$4,521	$2,442	$3,379	$1,776
Operating Expenses	3,749	4,013	5,165	4,119

Operating Income (Loss)	772	(1,571)	(1,786)	(2,343)

Other Income (Expense):
Grant income	285	196	306	262
Bargain purchase gain	—	713	713	—
Change in fair value of derivative liability—warrants	351	(677)	(740)	475
Interest expense	(2,029)	(1,287)	(1,966)	(1,394)

Total Other Expense	(1,393)	(1,055)	(1,687)	(657)

Net Loss	$(621)	$(2,626)	$(3,473)	$(3,000)

Net Loss Per Share—Basic and Diluted	$(0.02)	$(0.26)	$(0.27)	$(0.10)

Weighted Average Shares Used In Computing Net Loss Per Share—Basic and Diluted	18,571	19,456	19,267	18,132

Balance Sheet Data (at period end):
Working capital(c)	$(16,702)		$(19,160)	$(1,547)
Investment in energy property	$59,136		$50,197	$27,669
Total assets	$77,087		$58,970	$31,527
Long-term liabilities	$39,073		$24,693	$17,872
Total equity	$10,482		$10,565	$11,312

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$3,095	$1,963	$(653)	$6,557
Investing activities	$(13,155)	$(17,001)	$(14,619)	$(491)
Financing activities	$10,890	$15,606	$15,819	$(5,820)

Other Financial Data:
Adjusted EBITDA(b)	$2,696	$293	$528	$(832)

Adjusted EBITDA Reconciliation:
Net loss	$(621)	$(2,626)	$(3,473)	$(3,000)
Less:
Bargain purchase gain	—	713	713	—
Change in fair value of derivative liability—warrants	351	—	—	475
Add:
Depreciation and amortization	1,639	1,668	2,008	1,249
Change in fair value of derivative liability—warrants	—	677	740	—
Interest expense	2,029	1,287	1,966	1,394

Adjusted EBITDA	$2,696	$293	$528	$(832)

Genalta Power, Inc. (Predecessor)

(In 000’s, Except Per Share Data)

	Year Ended September 30,
	2014	2013
Statement of Operations Data:
Revenues	$6,336	$4,510
Operating Expenses	12,954	6,210

Loss From Operations	(6,618)	(1,700)

Total Other Income (Expenses)	(9,825)	205

Net Loss	$(16,443)	$(1,495)

Class A Common Shares
Net Loss Per Share—Basic and Diluted	$(0.21)	$(0.02)

Weighted Average Shares Outstanding—Basic and Diluted	59,699	53,620

Class B Common Shares
Net Loss Per Share—Basic and Diluted	$(0.21)	$(0.02)

Weighted Average Shares Outstanding—Basic and Diluted	18,575	18,575

Balance Sheet Data (at period end):
Working capital(c)	$(11,117)	$8,138
Property, plant and equipment, net	$45,888	$20,103
Operating assets under construction	$10,465	$24,946
Total assets	$78,338	$72,570
Long-term loans	$33,108	$34,739
Debentures	$17,685	$18,556
Total (deficit) equity	$(1,796)	$7,252
Cash Flow Data:
Net cash provided by (used in)
Operating activities	$(5,160)	$1,030
Investing activities	$(20,059)	$(35,795)
Financing activities	$18,958	$44,488

Other Financial Data:
Adjusted EBITDA(b)	$(2,839)	$170

Adjusted EBITDA Reconciliation:
Net loss	$(16,443)	$(1,495)
Less:
Foreign exchange gain	$—	$29
Gain on sale of investments and investment in warrants (related party)	—	2,555
Add:
Depreciation, amortization and accretion	3,749	1,721
Interest expense	3,401	971
Accretion on debentures and amortization of debt issuance costs	2,525	1,475
Loss on debenture conversion option	3,813	82
Foreign exchange loss	116	—

Adjusted EBITDA	$(2,839)	$170

Global Ampersand (Predecessor)

(In 000’s, Except Per Share Data)

	Nine-Month Period Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Statement of Operations Data:

Revenues	$12,134	$11,959	$15,966	$13,245

Operating Expenses	13,391	14,777	19,989	19,297

Loss from Operations	(1,257)	(2,818)	(4,023)	(6,052)

Other Income (Expense):
Grant income	91	74	120	18
Interest income	—	—	—	99
Interest expense	(4,521)	(4,258)	(5,732)	(6,290)

Total Other Expense	(4,430)	(4,184)	(5,612)	(6,173)

Net Loss	$(5,687)	$(7,002)	$(9,635)	$(12,225)

Balance Sheet Data (at period end):
Working capital (c)	$(61,850)		$(57,617)	$(67,559)
Property, plant and equipment, net	$17,942		$19,527	$21,677
Total assets	$24,743		$26,059	$28,505
Current portion of long-term debt and accrued interest	$62,046		$57,569	$67,727
Long-term liabilities	$1,923		$2,013	$1,068
Member’s deficit	$(41,791)		$(36,104)	$(42,969)

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$(1,467)	$(1,869)	$(2,552)	$(2,371)
Investing activities	$—	$—	$—	$(231)
Financing activities	$1,442	$1,605	$2,329	$3,223

Other Financial Data:
Adjusted EBITDA (b)	$418	$(1,131)	$(1,752)	$(3,795)

Adjusted EBITDA Reconciliation:
Net loss	$(5,687)	$(7,002)	$(9,635)	$(12,225)
Add:
Depreciation	1,584	1,613	2,151	2,140
Interest expense	4,521	4,258	5,732	6,290

Adjusted EBITDA	$418	$(1,131)	$(1,752)	$(3,795)

SELECTED HISTORICAL FINANCIAL DATA

(In 000’s, Except Per Share Data)

(a)	LightBeam recorded a gain of $331 on the sale of development rights to an unrelated third party for a cash purchase price of $629.

(b)	Adjusted EBITDA is defined as net income (loss) plus interest expense, income tax expense, depreciation and amortization and certain non-cash items. Adjusted EBITDA is a non-U.S. GAAP financial measure. Adjusted EBITDA is not a measure of performance or liquidity under U.S. GAAP and should not be considered by investors in isolation to, or as a substitute for, a measure of profit, or as an indicator of operating performance or cash flows from operating activities as determined in accordance with U.S. GAAP. LightBeam does not consider this non-U.S. GAAP financial measure to be a substitute for, or superior to, the information provided by U.S. GAAP. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. The presentation of Adjusted EBITDA should not be construed as an inference that future results will be unaffected by unusual items. LightBeam believes Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and borrowers’ ability to service debt;

•	it is used by our management for internal planning purposes, including certain aspects of our consolidated operating budget and capital expenditures; and

•	it will be used by investors to assess the ability of our assets to generate sufficient cash flows to make distributions to our stockholders.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•

although it reflects adjustments for factors that we do not consider indicative of future performance, we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements.

Investors are encouraged to evaluate each adjustment and the reasons LightBeam considers it appropriate for supplemental analysis.

(c)	Working capital is defined as current assets less current liabilities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

The following unaudited pro forma condensed combined financial information gives effect to the Acquisitions by LightBeam Electric Company of, or certain entities owned by, SPGL, GSE, Genalta, Global, Constantine Wind Energy Limited, Muirden Energy LLP and Mosscliff Power Limited for consideration of $289,627, consisting of $157,093 in cash and $132,534 in LightBeam common stock (representing                      shares, assuming a stock price of $         per share, the mid-point of the estimated offering price range on the cover page of this prospectus). In addition, we have given recognition to noncontrolling interest in certain entities to be acquired. We will also assume approximately $69,915 in indebtedness relating to our Initial Portfolio. The Acquisitions will occur simultaneously with the closing of this offering. The unaudited pro forma condensed combined financial information is prepared in accordance with Securities and Exchange Commission Regulation S-X Article 11, using the acquisition method of accounting, and is based on the historical financial statements of LightBeam and the Founding Companies after giving pro forma effect to the consideration paid by LightBeam to consummate the Acquisitions using the net proceeds from this offering, as well as certain other pro forma adjustments. The pro forma adjustments included herein related to the Acquisitions are based upon our current expectations resulting from negotiations to date.

Following the provisions of Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), LightBeam is deemed to be the accounting acquirer. ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values, as determined in accordance with ASC 820, Fair Value Measurements, as of the acquisition date. In addition, the applicable accounting literature requires that consideration transferred be measured at the closing date of the asset acquisition, which may be different than the amount of consideration assumed in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined balance sheet gives effect to the Acquisitions and this offering as if they had occurred on September 30, 2014. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the nine months ended September 30, 2014 give effect to the Acquisitions and this offering as if they had occurred on January 1, 2013, representing the beginning of the earliest period presented.

With respect to other potential cost savings, LightBeam has not and cannot quantify these savings until completion of the Acquisitions of the Founding Companies. It is anticipated that these savings will be offset by costs related to LightBeam’s new corporate management and by the costs associated with being a public company. However, many of these costs, like the savings they offset, are currently not factually supportable and cannot be accurately quantified at this time. Accordingly, neither the expected savings nor certain of the anticipated costs have been included in the unaudited pro forma condensed combined financial information.

The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial information does not purport to represent what LightBeam’s financial position or results of operations would actually have been if such transactions in fact had occurred on those dates and are not necessarily representative of LightBeam’s financial position or results of operations for any future period. Since the Founding Companies were not under common control or management, historical results may not be comparable to, or indicative of, future performance. The unaudited pro forma condensed combined financial information should be read in conjunction with the other financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

LIGHTBEAM ELECTRIC COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

SEPTEMBER 30, 2014

(in thousands, except share data)

	LightBeam Electric Company	(4) Founding Companies	(5) Adjustments for Entities and Operations Not Acquired	(6) Purchase Accounting		(7) Other Pro Forma Adjustments		Total Pro Forma Combined	(8) Pro Forma Adjustments for Net Proceeds of this Offering	Total Pro Forma Combined as Adjusted
Assets
Current Assets:
Cash and cash equivalents	$303	$8,888	$(4,938)	$—		$—		$4,253	$	$
Restricted cash	—	3,135	(2,859)	—		—		276
Accounts receivable	50	6,664	(2,069)	—		—		4,645
Value-added tax receivable	—	1,214	(210)	—		—		1,004
Deferred financing costs—net	—	1,250	—	(1,250	)6(A)	—	7(D)ii	—
Prepaid expenses and other current assets	3	7,912	(1,009)	—		—		6,906

Total Current Assets	356	29,063	(11,085)	(1,250)		—		17,084

Long-Term Assets:
Property, plant and equipment	—	177,820	—	(908	)6(B)	—		176,912
Intangible assets	—	8,335	—	149,168	6(B)	—		157,503
Restricted cash	—	1,280	—	—		—		1,280
Deferred financing costs	—	2,830	(2,102)	(728	)6(A)	—		—
Goodwill	—	—	—	80,228		—		80,228
Other assets	565	10,585	(9,097)	—		—		2,053

Total Long-Term Assets	565	200,850	(11,199)	227,760		—		417,976

Total Assets	$921	$229,913	$(22,284)	$226,510		$—		$435,060	$	$

LIGHTBEAM ELECTRIC COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (CONTINUED)

SEPTEMBER 30, 2014

(in thousands)

	LightBeam Electric Company	(4) Founding Companies	(5) Adjustments for Entities and Operations Not Acquired	(6) Purchase Accounting	(7) Other Pro Forma Adjustments		Total Pro Forma Combined	(8) Pro Forma Adjustments for Net Proceeds of this Offering	Total Pro Forma Combined as Adjusted
Liabilities and Stockholders’ (Members’) Equity
Liabilities
Current Liabilities:
Current portion of long-term debt	$—	$90,454	$(77,437)	$—	$—		$13,017	$	$
Accounts payable and accrued liabilities	2,500	26,260	(4,558)	—	—		24,202
Asset retirement obligation	—	320	—	—	—		320
Related party payable	—	32,529	(32,529)	—	—		—
Accrued interest	—	1,154	(1,154)	—	—		—
Deferred revenue	—	1,147	(502)	—	—		645
Derivative liabilities	—	498	—	—	—		498
Other current liabilities	93	934	(733)	—	—		294

Total Current Liabilities	2,593	153,296	(116,913)	—			38,976

Long-Term Liabilities:
Long-term debt, less current maturities	—	65,093	(30,305)	—	—	7(D)[i]	34,788
Convertible note payable	—	22,110	—	—	—		22,110
Asset retirement obligation	—	1,197	(716)	—	—		481
Development service fee payable	—	1,888	—	—	—		1,888
Deferred tax liability	—	256	—	—	—		256
Derivative liabilities	—	4,640	(4,640)	—	—		—
Deferred revenue	—	17,311	(1,050)	—	—		16,261

Total Long-Term Liabilities	—	112,495	(36,711)	—	—		75,784

Total Liabilities	2,593	265,791	(153,624)	—	—		114,760

LIGHTBEAM ELECTRIC COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (CONTINUED)

SEPTEMBER 30, 2014

(in thousands, except share data)

	LightBeam Electric Company	(4) Founding Companies	(5) Adjustments for Entities and Operations Not Acquired	(6) Purchase Accounting		(7) Other Pro Forma Adjustments		Total Pro Forma Combined	(8) Pro Forma Adjustments for Net Proceeds of this Offering	Total Pro Forma Combined, as Adjusted
Stockholders’ (Members’) Equity:
Common stock	$—	$17,077	$—	(17,077)		$—		$—	$	$
Additional paid-in capital	4,181	8,835	131,020	150,967	6(C)	6,860	7(A),7(B)	301,863
Accumulated deficit	(5,853)	(78,655)	—	92,521	6(D)	(6,860	)7(A),7(B)	1,153
Accumulated other comprehensive income (loss)	—	(420)	320	100		—
Subscription receivable	—	(1)	—	1		—		—
Loans and other debts due to members	—	2	—	(2)		—		—

Total Stockholders’ (Members’) Equity	(1,672)	(53,162)	131,340	226,510		—		303,016

Noncontrolling interest	—	17,284	—	—		—		17,284

Total Equity	(1,672)	(35,878)	131,340	226,510		—		320,300

Total Liabilities and Stockholders’ (Members’) Equity	$921	$229,913	$(22,284)	$226,510		$—		$435,060	$	$

LIGHTBEAM ELECTRIC COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2014

(in thousands, except share data)

	LightBeam Electric Company	(4) Founding Companies	(5) Adjustments for Entities and Operations Not Acquired		(7) Other Pro Forma Adjustments		Total Pro Forma Combined	(8) Pro Forma Adjustments for Net Proceeds of this Offering	Total Pro Forma Combined as Adjusted
Revenues	$—	$22,525	$—		$—		$22,525	$	$
Costs of Revenues	—	(26,443)	—		(8,016	)7(E)	(34,459)

Gross Margin	—	(3,918)	—		(8,016)		(11,934)
General and Administrative Expenses	(3,317)	(936)	—		1,474	7(C),7(F)	(2,779)

Operating Loss	(3,317)	(4,854)	—		(6,542)		(14,713)

Other Income (Expense):
Interest expense	—	(11,671)	—	7(D)v	—	7(D)iii,7(D)iv	(11,671)
Accretion and change in fair value	—	(1,360)	—		—		(1,360)
Foreign currency transaction loss	—	(41)	—		—		(41)
Interest income	—	158	—		—		158
Other income	—	376	—		—		376
Gain on sale of assets	—	41	—		—		41
Change in fair value of derivative liability—warrants	—	351	—		—		351

Total Other Income (Expense)	—	(12,146)	—				(12,146)

Loss Before Income Taxes	(3,317)	(17,000)	—		(6,542)		(26,859)

Income Taxes	—	—	—		—	7(G)	—

Net Loss	$(3,317)	$(17,000)	$—		$(6,542)		$(26,859)	$	$

Net Loss Per Share	$(210.76)								$

Weighted Average Shares Outstanding (9)	15,738

LIGHTBEAM ELECTRIC COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands, except share data)

	LightBeam Electric Company	(4) Founding Companies	(5) Adjustments for Entities and Operations Not Acquired		(7) Other Pro Forma Adjustments		Total Pro Forma Combined	(8) Pro Forma Adjustments for Net Proceeds of this Offering	Total Pro Forma Combined as Adjusted
Revenues	$—	$25,917	$—		$—		$25,917	$	$
Costs of Revenues	—	(32,295)	—		(10,688	)7(E)	(42,983)

Gross Margin	—	(6,378)	—		(10,688)		(17,066)
General and Administrative Expenses	(1,075)	(1,087)	—		(1,506	)7(C),7(F)	(3,668)

Operating Loss	(1,075)	(7,465)	—		(12,194)		(20,734)

Other Income (Expense):
Interest expense	—	(9,873)	—	7(D)v	—	7(D)iii,7(D)iv	(9,873)
Accretion and change in fair value	—	(1,475)	—		—		(1,475)
Foreign currency transaction gain	—	29	—		—		29
Other income	—	593	—		—		593
Gain on sale of assets	—	3,268	—		—		3,268
Loss on debenture conversion option	—	(82)	—		—		(82)
Change in fair value of derivative liability—warrants	—	(741)	—		—		(741)

Total Other Income (Expense)	—	(8,281)	—				(8,281)

Loss Before Income Taxes	(1,075)	(15,746)	—		(12,194)		(29,015)

Income Taxes	—	—	—		—	7(G)	—

Net Loss	$(1,075)	$(15,746)	$—		$(12,194)		$(29,015)	$	$

Net Loss Per Share	$(71.46)								$

Weighted Average Shares Outstanding (9)	15,045

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 1—General

In 2012, LightBeam embarked upon a strategy of acquiring and consolidating a diverse, worldwide portfolio of renewable and clean energy projects, including solar, wind, waste gas, natural gas, waste heat and biomass power generation. LightBeam plans to acquire its Initial Portfolio of projects concurrently with the completion of this offering.

Note 2—Accounting Policies and Presentation

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by LightBeam. Certain reclassifications have been made to the historical financial information of the Founding Companies presented herein to conform to LightBeam’s historical presentation.

Note 3—Material Nonrecurring Charges Contemplated Within 12 Months Following the Transaction

LightBeam expects to incur certain nonrecurring charges and their related tax effects, which will result directly from the transaction and which will be included in the statement of operations of LightBeam within the 12 months following the transaction. Such expenses include consulting expenses and professional fees. Stock-based compensation and other costs directly attributable to the transaction, which have not been included in the unaudited pro forma condensed combined statements of operations, are estimated to be $            .

Note 4—Historical Financial Information of the Founding Companies

The underlying historical financial information of the Founding Companies acquired has been derived from either the interim or annual financial statements of the Founding Companies included elsewhere in this prospectus and also from interim financial information of the Founding Companies not included in this prospectus.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 4—Historical Financial Information of the Founding Companies (Continued)

Founding Companies

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2014

	Solar Power Generation Portfolio	Green States Energy, Inc. and Subsidiaries	Genalta Power, Inc.	Global Ampersand	Constantine Wind Energy Portfolio	Muirden Energy Portfolio	Mosscliff Power Portfolio	Founding Companies
	(a)	(a)	(b)	(a)	(c)	(c)	(c)
Assets

Current assets:
Cash and cash equivalents	$—	$1,735	$4,938	$417	$680	$1,071	$47	$8,888
Restricted cash	—	—	2,859	—	276	—	—	3,135
Accounts receivable	—	1,652	2,069	1,720	1,187	20	16	6,664
Value-added tax receivable	—	—	210	—	978	26	—	1,214
Deferred financing costs—net	—	1,250	—	—	—	—	—	1,250
Prepaid expenses and other current assets	—	6,192	1,009	624	62	—	25	7,912

Total Current Assets	—	10,829	11,085	2,761	3,183	1,117	88	29,063

Long-Term assets:
Property, plant and equipment	3,888	59,136	56,354	17,942	36,594	2,174	1,732	177,820
Intangible assets, net	—	5,842	—	2,493	—	—	—	8,335
Restricted cash	—	1,280	—	—	—	—	—	1,280
Deferred financing costs, net	—	—	2,102	—	728	—	—	2,830
Other assets	—	—	8,797	1,547	2	—	239	10,585

Total Long-term Assets	3,888	66,258	67,253	21,982	37,324	2,174	1,971	200,850

Total Assets	$3,888	$77,087	$78,338	$24,743	$40,507	$3,291	$2,059	$229,913

(a)	Balance sheet information at September 30, 2014 was derived from the unaudited interim financial statements of the respective Founding Company, as presented elsewhere in this prospectus.
(b)	Balance sheet information at September 30, 2014 was derived from the audited financial statements of Genalta Power, Inc., as presented elsewhere in this prospectus.
(c)	Balance sheet information at September 30, 2014 was obtained from the unaudited interim financial statements of the respective Founding Company, which have not been presented in this prospectus.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 4—Historical Financial Information of the Founding Companies (Continued)

Founding Companies

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2014

	Solar Power Generation Portfolio	Green States Energy, Inc. and Subsidiaries	Genalta Power, Inc.	Global Ampersand	Constantine Wind Energy Portfolio	Muirden Energy Portfolio	Mosscliff Power Portfolio	Founding Companies
	(a)	(a)	(b)	(a)	(c)	(c)	(c)
Liabilities and Stockholders’ (Members’) Equity

Liabilities

Current Liabilities:
Current portion of long-term debt	$—	$13,017	$15,391	$62,046	$—	$—	$—	$90,454
Accounts payable and accrued liabilities	—	13,348	4,558	2,368	5,123	372	491	26,260
Asset retirement obligation	—	—	—	—	314	—	6	320
Related party payable	4,758	—	—	76	27,216	414	65	32,529
Accrued interest	—	—	1,019	—	135	—	—	1,154
Deferred revenue	—	524	502	121	—	—	—	1,147
Derivative liabilities	—	498	—	—	—	—	—	498
Other current liabilities	—	145	733	—	—	—	56	934

Total Current Liabilities	4,758	27,532	22,203	64,611	32,788	786	618	153,296

Long-Term Liabilities:

Long-term debt, less current maturities	—	—	51,525	—	9,397	2,598	1,573	65,093
Convertible note payable	—	22,110	—	—	—	—	—	22,110
Asset retirement obligation	—	481	716	—	—	—	—	1,197
Development service fee payable	—	1,888	—	—	—	—	—	1,888
Deferred tax liability	—	256	—	—	—	—	—	256
Derivative liabilities	—	—	4,640	—	—	—	—	4,640
Deferred revenue	—	14,338	1,050	1,923	—	—	—	17,311

Total Long-Term Liabilities	—	39,073	57,931	1,923	9,397	2,598	1,573	112,495

Total Liabilities	4,758	66,605	80,134	66,534	42,185	3,384	2,191	265,791

(a)	Balance sheet information at September 30, 2014 was derived from the unaudited interim financial statements of the respective Founding Company, as presented elsewhere in this prospectus.
(b)	Balance sheet information at September 30, 2014 was derived from the audited financial statements of Genalta Power, Inc., as presented elsewhere in this prospectus.
(c)	Balance sheet information at September 30, 2014 was obtained from the unaudited interim financial statements of the respective Founding Company, which have not been presented in this prospectus.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 4—Historical Financial Information of the Founding Companies (Continued)

Founding Companies

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2014

	Solar Power Generation Portfolio	Green States Energy, Inc. and Subsidiaries	Genalta Power, Inc.	Global Ampersand	Constantine Wind Energy Portfolio	Muirden Energy Portfolio	Mosscliff Power Portfolio	Founding Companies
	(a)	(a)	(b)	(a)	(c)	(c)	(c)
Stockholders’ (Members’) Equity:
Common stock	$1	$18	$17,057	$—	$—	$—	$1	$17,077
Additional paid-in capital	—	7,389	1,446	—	—	—	—	8,835
Accumulated deficit	(869)	(7,959)	(26,229)	(41,791)	(1,676)	—	(131)	(78,655)
Accumulated other comprehensive income (loss)	(1)	—	(320)	—	(2)	(95)	(2)	(420)
Subscription receivable	(1)	—	—	—	—	—	—	(1)
Loans and other debts due to members	—	—	—	—	—	2	—	2

Total Stockholders’ (Members’) Equity	(870)	(552)	(8,046)	(41,791)	(1,678)	(93)	(132)	(53,162)

Noncontrolling interest	—	11,034	6,250	—	—	—	—	17,284
Total Equity	(870)	10,482	(1,796)	(41,791)	(1,678)	(93)	(132)	(35,878)

Total Liabilities and Stockholders’ (Members’) Equity	$3,888	$77,087	$78,338	$24,743	$40,507	$3,291	$2,059	$229,913

(a)	Balance sheet information at September 30, 2014 was derived from the unaudited interim financial statements of the respective Founding Company, as presented elsewhere in this prospectus.
(b)	Balance sheet information at September 30, 2014 was derived from the audited financial statements of Genalta Power, Inc., as presented elsewhere in this prospectus.
(c)	Balance sheet information at September 30, 2014 was obtained from the unaudited interim financial statements of the respective Founding Company, which have not been presented in this prospectus.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 4—Historical Financial Information of the Founding Companies (Continued)

Founding Companies

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2014

	Solar Power Generation Portfolio	Green States Energy, Inc. and Subsidiaries	Genalta Power, Inc.	Global Ampersand	Constantine Wind Energy Portfolio	Muirden Energy Portfolio	Mosscliff Power Portfolio	Founding Companies
	(e)	(d)	(f)	(d)	(e)	(e)	(e)
Revenues	$—	$4,521	$3,674	$12,134	$2,128	$—	$68	$22,525
Costs of Revenues	—	(3,749)	(7,951)	(13,391)	(1,302)	(14)	(36)	(26,443)

Gross Margin	—	772	(4,277)	(1,257)	826	(14)	32	(3,918)
General and Administrative Expenses	(431)	—	—	—	(444)	(47)	(14)	(936)

Operating Income	(431)	772	(4,277)	(1,257)	382	(61)	18	(4,854)

Other Income (Expense):
Interest expense	—	(2,029)	(3,582)	(4,521)	(1,465)	(14)	(60)	(11,671)
Accretion and change in fair value	—	—	(1,360)	—	—	—	—	(1,360)
Foreign currency transaction gain (loss)	—	—	7	—	(38)	(10)	—	(41)
Interest income	—	—	—	—	158	—	—	158
Other income	—	285	—	91	—	—	—	376
Gain on sale of assets	—	—	—	—	41	—	—	41
Change in fair value of derivative liability—warrants	—	351	—	—	—	—	—	351

Total Other Income (Expense)	—	(1,393)	(4,935)	(4,430)	(1,304)	(24)	(60)	(12,146)

Loss Before Income Tax	(431)	(621)	(9,212)	(5,687)	(922)	(85)	(42)	(17,000)

Income Taxes	—	—	—	—	—	—	—	—

Net Loss	$(431)	$(621)	$(9,212)	$(5,687)	$(922)	$(85)	$(42)	$(17,000)

(d)	Statement of operations information for the nine-month period ended September 30, 2014 was derived from the unaudited interim financial statements of the respective Founding Company, as presented elsewhere in this prospectus.
(e)	Statement of operations information for the nine-month period ended September 30, 2014 was obtained from the unaudited interim financial information for each respective Founding Company, which has not been presented in this prospectus.
(f)	Statement of operations information for the nine-month period ended September 30, 2014 for Genalta is derived from the unaudited nine-month interim period ended June 30, 2014 financial information, which has not been included in this prospectus.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 4—Historical Financial Information of the Founding Companies (Continued)

Founding Companies

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2013

	Solar Power Generation Portfolio	Green States Energy, Inc. and Subsidiaries	Genalta Power, Inc.	Global Ampersand	Constantine Wind Energy Portfolio	Muirden Energy Portfolio	Mosscliff Power Portfolio	Founding Companies
	(i)	(g)	(h)	(g)	(g)	(g)	(g)
Revenues	$—	$3,379	$4,510	$15,966	$2,044	$—	$18	$25,917
Costs of Revenues	—	(5,164)	(6,210)	(19,989)	(910)	—	(22)	(32,295)

Gross Margin	—	(1,785)	(1,700)	(4,023)	1,004	—	(4)	(6,378)
General and Administrative Expenses	(401)	—	—	—	(616)	(10)	(60)	(1,087)

Operating Income	(401)	(1,785)	(1,700)	(4,023)	518	(10)	(64)	(7,465)

Other Income (Expense):
Interest expense	—	(1,966)	(971)	(5,732)	(1,179)	—	(25)	(9,873)
Accretion and change in fair value	—	—	(1,475)	—	—	—	—	(1,475)
Foreign currency transaction gain	—	—	29	—	—	—	—	29
Other income	—	306	149	120	18	—	—	593
Gain on sale of assets	—	713	2,555	—	—	—	—	3,268
Loss on debenture conversion option	—	—	(82)	—	—	—	—	(82)
Change in fair value of derivative liability—warrants	—	(741)	—	—	—	—	—	(741)

Total Other Income (Expense)	—	(1,688)	205	(5,612)	(1,161)	—	(25)	(8,281)

Loss Before Income Tax	(401)	(3,473)	(1,495)	(9,635)	(643)	(10)	(89)	(15,746)

Income Taxes	—	—	—	—	—	—	—	—

Net Loss	$(401)	$(3,473)	$(1,495)	$(9,635)	$(643)	$(10)	$(89)	$(15,746)

(g)	Statement of operations information for the year ended December 31, 2013 was derived from the audited financial statements of the respective Founding Company, as presented elsewhere in this prospectus.
(h)	Statement of operations information for the year ended December 31, 2013 was derived from the Genalta audited financial statements for the year ended September 30, 2013, as presented elsewhere in this prospectus.
(i)	Statement of operations information for the year ended December 31, 2013 was derived from the Solar Power Generation Portfolio unaudited interim financial information for the twelve month interim period ended December 31, 2013, which has not been included in this prospectus.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 5—Adjustments for Entities and Operations Not Acquired

LightBeam has entered into purchase and sale agreements to acquire substantially all the key operating assets of the Founding Companies. However, LightBeam did not acquire certain entities, assets, liabilities or obligations of the Founding Companies reflected in the historical financial information of the Founding Companies. These entities, assets, liabilities and operations were primarily related to Genalta, as well as related-party balances and certain debt balances of all the Founding Companies. Accordingly, adjustments have been made to remove the net assets not acquired so as to reflect on a pro forma basis the assets actually to be acquired and liabilities to be assumed by LightBeam. Adjustments have not been made to the unaudited pro forma condensed combined statement of operations for entities and operations not acquired as such activity is not specifically identifiable and therefore not factually supportable.

Note 6—Purchase Accounting

The total purchase price for these Acquisitions is $289,627. The purchase consideration is comprised of $157,093 in cash and $132,534 in LightBeam common stock (representing          shares, assuming a stock price of $         per share, the mid-point of the estimated offering price range on the cover page of this prospectus). We will also assume approximately $69,915 in outstanding indebtedness related to the Initial Portfolio. Total acquisition cost expected to be incurred in conjunction with the Acquisitions is estimated to be $                .

The purchase price for the Acquisitions is based is upon a negotiated amount or private market valuation (“PMV”) for each Founding Company. Upon acquisition, each of the sellers of the Founding Companies is guaranteed a minimum premium of 15% over the applicable Founding Company’s PMV and a maximum premium of 40% based upon the market capitalization of LightBeam at the date of the completion of this offering. For the purpose of the unaudited pro forma condensed combined financial information, we have assumed the minimum premium of 15% in determining the purchase price.

Our purchase of SPGP consists of nine projects being acquired. It is expected that certain of the projects will be operational at the offering date, while other projects will be either under construction or pending approval of permit applications, the construction of which will not have commenced. Operational projects at the offering date will be acquired based upon the negotiated purchase price as described above. For projects under construction, advances will be made to the seller at the offering date, sufficient to fund development and construction costs incurred to date on such projects. The balance of the purchase price will be paid upon construction completion and adequate performance testing. As of the date of this offering, the pro forma purchase price for the collective group of SPGP entities being acquired is $18,100. Subsequent to the date of the Acquisitions and this offering, we expect to pay in excess of $230,000 to the sellers of SPGP for construction and development services, with such costs being capitalized as payments are made. Accordingly, the purchase price for the SPGP entities is a function of construction costs incurred and entities in operation at the acquisition dates.

In January 2015, one of our Founding Companies, Genalta entered into an agreement to contribute a substantial portion of its operating assets and related liabilities into a partnership with a third party. Under the terms of the partnership agreement, Genalta has been provided the right to reacquire the Genalta contributed assets from the partnership at any time after this offering for a price specified in the agreement. The unaudited pro forma condensed combined financial information reflects the acquisition of all key operating assets of Genalta, regardless of whether a portion of such key operating assets have been contributed under the aforementioned partnership agreement, as it is probable that LightBeam will acquire all the key operating assets of Genalta, and therefore Genalta intends to exercise its option to reacquire the projects from the partnership.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 6—Purchase Accounting (Continued)

The total purchase price of $289,627 was allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as if the Acquisitions took place on September 30, 2014. The expected useful lives of the fixed assets acquired range from five to 30 years. The amortization period for intangible assets is generally the length of the contract and the intangible assets acquired have contract lengths ranging from eight years to 20 years. The information below represents the preliminary purchase price allocation to the net assets of the Founding Companies acquired:

Fair value of consideration transferred:
Cash	$157,093
Common shares	132,534

Total consideration transferred	289,627

Fair value of non-controlling interest acquired	17,284

Total	$306,911

Identifiable assets acquired and liabilities assumed:
Current assets	$16,728
Property, plant and equipment—Fixed assets	139,639
Property, plant and equipment—Assets under development	37,273
Intangible assets—Power agreements	112,522
Intangible assets—Other	44,981
Restricted cash	1,280
Other assets	1,488
Current liabilities	(37,578)
Long-term debt, less current maturities	(34,788)
Convertible note payable	(22,110)
Other long-term liabilities	(18,886)

Total identifiable net assets	$240,549

Goodwill	$80,228

Bargain purchase gain	$(13,866)

Adjustments related to purchase accounting are as follows:

A.	Adjustment represents the elimination of $1,978 of deferred financing costs from the historical balance sheet of the Founding Companies acquired in purchase accounting.

B.	Amount represents the fair value adjustment to property and intangible assets of the Founding Companies acquired as a result of purchase accounting.

C.	The effects of the Acquisitions have been recorded to additional paid-in capital. The ultimate source of funding for the Acquisitions is expected to be a combination of proceeds raised from this offering and borrowings under a corporate credit facility. The effects on additional paid-in capital will be adjusted as pro forma recognition is given for the anticipated equity and debt funding to occur on the date of the completion of this offering.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 6—Purchase (Continued)

D.	Elimination of accumulated deficit in the Founding Companies has occurred by adjusting for (1) entities or operations not acquired and (2) eliminating the historical accumulated deficit of entities / operations subject to the Acquisitions. Retained earnings / accumulated deficit have been further affected by the recognition of the bargain purchase gain resulting from the Acquisitions.

The preliminary allocation of the purchase consideration is based on management’s estimates, judgments and assumptions. These estimates, judgments and assumptions are subject to change upon final valuation and should be treated as preliminary values. The final allocation of consideration will include changes in (1) estimated fair values of property and equipment, (2) allocations to intangible assets and liabilities, (3) contingent consideration, and (4) other assets and liabilities. Furthermore, the allocations will be determined as of the closing date of the Acquisitions and not September 30, 2014.

Note 7—Other Pro Forma Adjustments

Other pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

A.	Stock compensation—At the date of the initial public offering, certain individuals who will serve as employees and members of LightBeam’s management team will receive share grants. The amount of the share grants is dependent upon our market capitalization on the date of the completion of this offering and the number of common shares to be issued to in connection with the Acquisitions on such date. All such share grants will be fully vested by the first anniversary of this offering.

We have estimated $                 of stock compensation will be issued to officers and other employees of LightBeam. Such amounts were not included in our historical financial statements. We have reflected such amounts within the unaudited pro forma condensed combined balance sheet and have excluded such amounts from the unaudited pro forma condensed combined statement of operations, due to their nature as material nonrecurring charges.

B.	Consultant compensation—We have executed consulting agreements with several individuals who, since 2013, have been providing various energy industry related and financial consulting services related to this offering. These agreements provide compensation of varying amounts that will be paid in common stock to the consultants, contingent upon the initial public offering.

We have estimated the accumulated cost of consulting services, which will be expensed at the time of this offering, to be $6,860. We have reflected such costs within the unaudited pro forma condensed combined balance sheet and have excluded them from the unaudited pro forma condensed combined statement of operations, due to their nature as material nonrecurring charges.

C.	Executive compensation—We have entered into employment agreements with certain individuals who will become members of the LightBeam management team. The terms of the agreements provide for employee service to commence at the date of completion of, and contingent upon, this offering.

For the purpose of the unaudited pro forma condensed combined statement of operations, we have determined that had we had such employees providing service since January 1, 2013, we would have recognized $1,330 in compensation expense for the nine-month period ended September 30, 2014 and $1,773 for the year ended December 31, 2013.

D.	Debt

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 7—Other Pro Forma Adjustments (Continued)

i.	Debt—Concurrent with the Acquisitions and this offering, we will enter into a corporate credit facility which provides us the ability to borrow $ . At the date of the Acquisitions and this offering, we plan to borrow $ under such facility to help fund the cash portion of the purchase price paid in conjunction with the Acquisitions.

ii.	Deferred financing costs—Amount represents $ of upfront fees incurred related to the establishment of the corporate credit facility.

iii.	Interest expense—Amount represents $ and $ of interest expense for the nine-month period ended September 30, 2014 and for the year ended December 31, 2013 on borrowings incurred at the date of this offering of $ . Interest costs have been calculated based on the interest rate within a corporate credit agreement of % .

iv.	Amortization of deferred financing costs—Amount represents $ and $ related to the amortization of deferred financing costs for the nine-month period ended September 30, 2014 and for the year ended December 31, 2013, respectively. Such amounts relate to upfront fees incurred in conjunction with debt incurred at the offering date.

v.	Reversal of historical interest expense—Adjustment represents the reversal of historic interest expense of $ and $ incurred within the Founding Companies during the nine-month period ended September 30, 2014 and during the year ended December 31, 2013. As LightBeam is not acquiring the related debt, we have adjusted for the cost of borrowing.

E.	Depreciation and amortization—represents $266 and $7,750, respectively, for the nine-month period ended September 30, 2014 and $355 and $10,333, respectively, for the year ended December 31, 2013 that are being recognized as additional expense due to the purchase price allocation that increased the fair value of property, plant and equipment and intangible assets, respectively, on the acquisition date. The useful lives of the property, plant and equipment range from five to 30 years and the amortization period for intangible assets is eight to 20 years.

F.	Transaction costs—represents $2,804 for the nine-month period ended September 30, 2014 and $267 for the year ended December 31, 2013 that are being reversed from historical financial information as these costs are directly related to the offering.

G.	Includes adjustment of income taxes for the items described in notes (C) through (F) above, using an estimated aggregate statutory income tax rate of the jurisdictions for which the above adjustments relate. Using this method, the estimated aggregate income tax rate used is percent for the nine months ended September 30, 2014 and for the year ended December 31, 2013.

Note 8—Pro Forma Adjustments for Net Proceeds of this Offering

The net proceeds of $             (assuming an initial offering price of $     per share, the midpoint of the estimated price range on the cover page of this prospectus) from the issuance of              shares of LightBeam common stock were recorded net of estimated offering costs. Offering costs consist of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.

The net proceeds of this offering were used to pay $        of the $        total cash portion of the consideration due to the stockholders of the Founding Companies in connection with the Acquisitions.

LIGHTBEAM ELECTRIC COMPANY

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

(in thousands, except share data)

Note 9—Net Loss per Share

The shares used in computing net loss per share include:

•	shares to be issued on the offering date and shares to be issued on the anniversary of the offering date to management of LightBeam.

•	share to be issued to consultants of LightBeam on the offering date.

•	shares to be issued on the offering date to the stockholders of the Founding Companies in connection with the Acquisitions.

•	shares representing the number of shares sold in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of LightBeam and the Founding Companies that are predecessors in conjunction with LightBeam’s historical consolidated financial statements, the historical financial statements for the predecessors, and the unaudited pro forma condensed combined financial information, each of which is included elsewhere in this prospectus, as well as the information presented under “Summary Historical Financial Data,” “Capitalization,” “Selected Historical Financial Data,” and “Material U.S. Federal Income Tax Consideration for Non-U.S. Holders of Common Stock.” Furthermore, the following discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and other matters included elsewhere in this prospectus.

Unless otherwise indicated, all dollar amounts in this discussion are presented in thousands.

Overview

We are a dividend growth-oriented company formed to acquire and manage high quality clean and renewable electric generation projects with stable, long-term cash flow. Its primary business objective is to pay stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Upon the completion of this offering, we will own a diversified portfolio of projects that are operational, under construction or in advanced development with a total generating capacity of approximately 239 MW in the United Kingdom, the United States and Canada consisting primarily of solar, as well as wind, waste gas, natural gas, waste heat and biomass power generation. The projects in the Initial Portfolio will sell their electric generating output pursuant to PPAs with creditworthy counterparties, with a capacity-weighted, average remaining life of approximately 18 years. With these agreements and the addition of new electric generating capacity over time, we expect to generate stable and growing cash flow available for distribution to stockholders.

Our initial Members are those developers from whom we will acquire our Initial Portfolio. LightBeam is also in negotiations with certain initial Members as well as other developers for the acquisition of additional projects. Although we plan to primarily acquire projects in operation, we may also acquire projects that are in advanced development or whose construction is in process with minimal risk of delay or incompletion.

LightBeam plans to acquire its Initial Portfolio of projects concurrently with the completion of this offering and has been deemed the accounting acquirer. Certain of the Founding Companies being acquired by LightBeam have been deemed to be predecessors. As such, this section includes Management’s Discussion and Analysis of Financial Condition and Results of Operations for LightBeam, as well as for SPGP, GSE, Genalta, and Global, all considered to be predecessors.

LIGHTBEAM ELECTRIC COMPANY

Overview

LightBeam was incorporated in the state of Delaware on September 22, 2008. Through 2011, LightBeam’s business strategy involved identifying locations in northern California as prospective sites for the installation of solar power generating facilities and carrying out the permitting process for the development of these facilities. In October 2011, LightBeam sold its development rights in Gridley Main to an unrelated third party. Gridley Main consisted of several agreements necessary to construct a solar energy power generating project located in Gridley, California.

In 2012, LightBeam altered its business plan and embarked upon a strategy of acquiring and consolidating a diverse, worldwide portfolio of renewable and clean energy projects, including solar, wind, waste gas, natural gas, waste heat, and biomass power generation projects. LightBeam plans to acquire its Initial Portfolio of projects concurrently with the completion of this offering.

Significant Factors and Trends Affecting LightBeam’s Business

LightBeam has a limited history of operations upon which to evaluate its future potential. During its first six years of operations, LightBeam identified five separate locations as prospective solar energy production sites. Three of these sites are located in the city of Gridley, California, and the other two are located at the Bay Area Rapid Transit (“BART”) stations in Lafayette and Orinda, California. LightBeam incurred pre-development costs (legal fees, consulting fees, engineering fees, and other expenditures) related to each of these five projects. LightBeam sold its rights to the development of Gridley Main and Gridley Two to an unrelated third party in 2011 and 2012, respectively. LightBeam sold its rights to the Gridley WWTP Project (so called because it is to be located at the Gridley Waste Water Treatment Plan facility) to a different unrelated third party in 2014. LightBeam transferred the development rights to the two BART projects to an affiliate in 2014.

Significant Factors Affecting Results of Operations and Financial Condition

LightBeam did not generate any operating revenues during the years ended December 31, 2013 and December 31, 2012. Since its inception, with the exception of the sales of two Gridley pre-development projects, LightBeam has been funded through the issuance of common stock. The future operations of LightBeam will be dependent upon raising additional equity capital via this offering along with the concurrent acquisition of the Initial Portfolio. In addition, LightBeam expects to finance a portion of its acquisitions of the Initial Portfolio through the establishment of a credit facility or other debt financing.

Results of Operations—LightBeam Electric Company

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

The following table sets forth the operating results of LightBeam for the nine months ended September 30, 2014 and September 30, 2013. The period to period comparisons of the nine-month results of operations that follow are not necessarily indicative of future results.

	For the Nine Months Ended September 30,		Increase (Decrease) ($)	Increase (Decrease) (%)
	2014	2013
Statement of Operations Data
General and Administrative Expenses	$3,317	$679	$2,638	389%

Operating Loss	(3,317)	(679)	(2,638)	389%

Net Loss	$(3,317)	$(679)	$(2,638)	389%

Revenues

LightBeam did not generate any operating revenues during the nine-month periods ended September 30, 2014 and 2013.

General and Administrative Expenses

General and administrative expenses relate to operational expenses and include rent, legal and accounting, travel, consulting fees, salaries and employee benefits. The increase period-over-period for the nine months ended September 30, 2014 and 2013 for general and administrative expenses was principally the result of legal and accounting fees, travel expense, and consulting fees.

•

Legal and accounting fees increased period-over-period by $1,643 to $1,652 for the nine months ended September 30, 2014 from $9 for the nine months ended September 30, 2013. This increase was a result of legal fees (1) incurred due to the planned acquisition of several clean and renewable energy production companies in connection with the Acquisitions and (2) related to the planning for this offering and accounting fees incurred in connection with the audits of the financial statements of these clean and renewable energy production companies.

•

Travel expense increased period-over-period by $135 to $330 for the nine months ended September 30, 2014 from $195 for the nine months ended September 30, 2013. This increase was a result of increased travel expenses incurred by employees and by consultants in connection with due diligence work related to the planned acquisition of the clean and renewable energy production companies.

•

Consulting fees increased period-over-period by $11 to $13 for the nine months ended September 30, 2014 from $2 for the nine months ended September 30, 2013. This increase was a result of the need to retain consultants in connection with the planned acquisition of these companies.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table sets forth the operating results of LightBeam for the years ended December 31, 2013 and 2012:

	For the Years Ended December 31,		Increase (Decrease) ($)	Increase (Decrease) (%)
	2013	2012
Statement of Operations Data
General and Administrative Expenses	$1,075	$1,142	$(67)	(6%)

Operating Loss	(1,075)	(1,142)	(67)	(6%)

Other Income
Gain on sale of assets	—	331	(331)	(100%)

Total Other Income	—	331	(331)	(100%)

Net Loss	$(1,075)	$(811)	$264	33%

Revenues

LightBeam did not generate any operating revenues during the years ended December 31, 2013 and 2012.

General and Administrative Expenses

•

General and administrative expenses pertain to operational expenses and include rent, legal and professional, utilities, insurance, consulting fees and salaries and employee benefits. The decrease year over year for general and administrative expenses was principally the result of decreases in legal and accounting, salaries and wages which were partially offset by increases in consulting fees and travel expense.

•

Legal and accounting fees decreased year over year by $201 to $16 for the year ended December 31, 2013 from $217 for the year ended December 31, 2012. This decrease was a result of reduced legal fees incurred in connection with general corporate matters.

•

Salaries and wages expense decreased year over year by $71 to $441 for the year ended December 31, 2013 from $512 for the year ended December 31, 2012. This decrease was a result of the termination of a highly compensated employee in late 2012 who was subsequently replaced with a lower compensated employee in 2013.

•

Consulting fees increased year over year by $104 to $178 for the year ended December 31, 2013 from $74 for the year ended December 31, 2012. This increase was a result of the need to retain consultants for the planned acquisition of the clean and renewable energy companies.

•

Travel expense increased year over year by $86 to $288 for the year ended December 31, 2013 from $202 for the year ended December 31, 2012. This increase was a result of increased travel expenses incurred by employees and by consultants primarily in connection with due diligence work related to the planned acquisition of these companies.

Other Income

Other income consists primarily of gain on sale of assets.

•	Gain on sale of assets decreased year over year by $331 to zero for the year ended December 31, 2013 from $331 for the year ended December 31, 2012. No assets were sold during 2013.

Liquidity and Capital Resources—LightBeam Electric Company

Liquidity Position

	September 30, 2014	December 31,
		2013	2012
Cash and cash equivalents	$303	$456	$92

Total	$303	$456	$92

Overview

LightBeam’s liquidity position, as measured by cash and cash equivalents, increased by $364 during 2013 and decreased by $153 during the nine-month period ended September 30, 2014. The increase during 2013 was attributable to the receipt of capital contributions during the year. The decrease during the nine-month period ended September 30, 2014 was attributable to cash expenditures exceeding the amount of capital contributions received during the period.

The consolidated financial statements of LightBeam have been prepared on a going concern basis. LightBeam’s ability to continue as a going concern is dependent upon the continuing ability to obtain equity financing or new debt financing to fund its operations until positive cash flow is generated from ongoing business operations. See Note 2 to the audited consolidated financial statements of LightBeam for further information.

Cash Flows

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

	2014	2013	Change
Nine Months Ended September 30,
Net cash used in operating activities	$(1,135)	$(631)	$(504)
Net cash used in investing activities	(456)	(253)	(203)
Net cash provided by financing activities	1,438	922	516

Net Cash Used in Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2014 compared to net cash used in operating activities during the nine months ended September 30, 2013 increased primarily due to increased costs incurred in connection with legal and accounting fees and travel expenses incurred in connection with activities related to performing due diligence on the projects in the Initial Portfolio that are planned to be acquired on the date of the completion of this offering.

Net Cash Used in Investing Activities

	2014	2013
Nine Months Ended September 30,
Costs incurred for development projects	$(456)	$(253)

Net cash used in investing activities	$(456)	$(253)

The increase in net cash used in investing activities period-over-period was driven by increases in development projects of $203.

Net Cash Provided by Financing Activities

	2014	2013
Nine Months Ended September 30,
Proceeds from financing of development projects	$136	$—
Loans receivable to stockholders	(25)	(61)
Repayments of stockholder loans	—	95
Payments for referral fees	(20)	(22)
Deferred costs—initial public offering	(271)	—
Issuance of common stock	1,618	910

Net cash provided by financing activities	$1,438	$922

Net cash provided by financing activities during the nine months ended September 30, 2014, compared to net cash provided by financing activities during the nine months ended September 30, 2013, increased by $516 from $922 to $1,438 as a result of an increase in contributed capital of $708, proceeds from financing of development projects of $136, a decrease in stockholder loans receivable of $36, and a decrease in referral fees of $2. This increase was partially offset by fees incurred in connection with this offering of $271, and a decrease in stockholder loan repayments of $95.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	2013	2012	Change
Year Ended December 31,
Net cash used in operating activities	$(1,134)	$(829)	$(305)
Net cash (used in) provided by investing activities	(292)	280	(572)
Net cash provided by financing activities	1,789	638	1,151

Net Cash Used in Operating Activities

Net cash used in operating activities during the year ended December 31, 2013 compared to the year ended December 31, 2012 increased primarily due to a gain recorded on the sale of assets of $331 in 2012. There were no assets sold in 2013. This was partially offset by a decrease in operating loss of $88.

Net Cash (Used in) Provided by Investing Activities

	2013	2012
Year Ended December 31,
Proceeds from sale of assets	$—	$630
Purchase of property, plant, and equipment	(292)	(350)

Net cash (used in) provided by investing activities	$(292)	$280

Changes in net cash (used in) provided by investing activities were driven primarily by the proceeds received on the sale of the assets in 2012, offset partially by a decrease in the purchase of property, plant and equipment.

Net Cash Provided by Financing Activities

	2013	2012
Year Ended December 31,
Loans to shareholders	$(81)	$(109)
Repayments of stockholder loans	107	—
Payments for referral fees	(42)	(24)
Issuance of common stock	1,805	771

Net cash provided by financing activities	$1,789	$638

Net cash provided by financing activities during the year ended December 31, 2013, compared to net cash provided by financing activities during the year ended December 31, 2012, increased by $1,151 as a result of an increase in the receipt of contributed capital of $1,067, repayment of stockholder loans of $95, and a decrease of loans to stockholders of $7. This increase was partially offset by an increase in referral fees of $18.

Debt Service and Other Contractual Obligations

LightBeam had no debt obligations at December 31, 2013. During the nine months ended September 30, 2014, LightBeam entered into a financing obligation for $50 related to the sale of its membership interests in another entity to an unaffiliated party, with the right to repurchase at a future date. The $50 was recorded as an asset and a liability in the accompanying consolidated balance sheets.

LightBeam is currently leasing its offices in Sausalito, California, on a month-to-month rental agreement at the rate of $3,152 per month (not in thousands). LightBeam is also leasing one automobile at a monthly rate of $468 (not in thousands).

We have entered into an agreement with an investment banking firm to assist us in identifying potential acquisitions of renewable energy generating assets. In connection with the Acquisitions, we will pay an amount equal to the greater of (a) $300,000 and (b) the sum of (i) 3.0% of the first $10 million in transaction value paid in each Acquisition, (ii) 1.0% of the amount of transaction value in any Acquisition in excess of $10 million, up to $25 million, and (iii) 0.5% of the amount of transaction value paid in any Acquisition in excess of $25 million.

Off Balance Sheet Arrangements

LightBeam has no off balance sheet arrangements.

Critical Accounting Policies

The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. LightBeam considers an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, LightBeam evaluates estimates and the application of the policies. LightBeam bases estimates on historical experience, current conditions and on various other assumptions that LightBeam believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that LightBeam believes are critical to the preparation of the consolidated financial statements are presented below.

Accounts Receivable

LightBeam’s receivables are uncollateralized customer obligations generated by selling electricity generated in the energy markets under PPAs. LightBeam maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts. The allowance is based upon the creditworthiness of LightBeam’s customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance.

Impairment of Long-Lived Assets and Intangible Assets

LightBeam periodically evaluates its investments in long lived assets for impairment whether events have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, LightBeam uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Share-Based Payments

Equity-settled share-based payments to directors, officers and employees are measured at the fair value of the equity instruments, less the fair value of the proceeds received on granting the equity instruments at the grant date. The fair value of the equity instruments, including share options, warrants, common shares or preferred shares, expected to vest as determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period with a corresponding increase in share-based payments reserve.

At the end of the reporting period, LightBeam revises its estimate of the number of equity instruments expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognized in the accompanying statements of operations such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share-based payments reserve.

At the time when the equity instruments are exercised or converted, the amount previously recognized in share-based payments reserve will be transferred to share capital. When the equity instruments are cancelled (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), they are treated as if they had vested on the date of cancellation and any cost not yet recognized in the accompanying statements of operations is expensed immediately. If equity instruments are cancelled by forfeiture as a result of vesting conditions not being satisfied, any expense previously recognized in relation to the forfeited equity instruments is reversed. As a result, on a cumulative basis, no amount is recognized if the equity instruments granted do not vest because of failure to satisfy a vesting condition.

Provisions

Provisions are recognized when LightBeam has a present obligation (legal or constructive) as a result of a past event, it is probable that the entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Income Taxes

LightBeam accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts for financial reporting purposes.

LightBeam records valuation allowances to reduce its deferred tax assets to the amount expected to be realized. In assessing the adequacy of recorded valuation allowances, LightBeam considers a variety of factors including the scheduled reversal of deferred tax liabilities, future taxable income and prudent and feasible tax planning strategies.

LightBeam follows applicable authoritative guidance on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. As of the balance sheet dates, LightBeam had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities are included in general and administrative expenses. For the years ended December 31, 2013 and 2012, LightBeam did not incur any penalties and interest.

SOLAR POWER GENERATION PORTFOLIO

Overview

SPGL engages in the development and operation of distributed generation and utility-scale solar photovoltaic sites in the United Kingdom. Each site, under U.K. permitting regulations, is required to be housed in an individual special purpose vehicle (“SPV”), which is set up as a wholly-owned subsidiary under SPGP.

The information included in management’s discussion and analysis includes only the SPVs subject to the proposed purchase by LightBeam, contingent on the closing of this offering, which consist of the following:

Galton Manor Solar Park Ltd.

East Farm Solar Park Ltd.

Holly Farm Solar Park Ltd.

Hadlow Solar Park Ltd.

Newlands Farm Solar Park Ltd.

North Farm Solar Park Ltd.

Owls Hatch Solar Park Ltd.

Place Barton Farm Solar Park Ltd.

Southfield Farm Solar Park Ltd.

SPGP refers to the collective group of SPVs to be acquired by LightBeam from SPGL as the Solar Power Generation Portfolio, or SPGP.

Significant Factors and Trends Affecting SPGP’s Business

SPGP is dependent on the demand for renewable energy and the prices for electricity, renewable credits and other energy attributes. The long-term PPAs entered into by SPGP convey all electricity output, renewable energy credits and other attributes generated by the projects to the buyer for a period of time. Since the economic life of a solar power plant typically exceeds the term of a PPA, demand for renewable energy and the price for the various attributes associated with plant output will determine the level of revenue in the future. The U.K. government supports renewable energy and the various attributes associated with renewable electricity through structured pricing programs that provide a degree of price certainty into the future.

Significant Factors Affecting Results of Operations and Financial Condition

SPGP has a number of development projects to be placed into operation sometime during the first or second quarter of fiscal year 2015. Prior to the closing of this offering, SPGP’s development projects have been funded by an entity owned by the controlling stockholder of SPGP, Angus Macdonald.

Results of Operations—Solar Power Generation Portfolio

None of SPGP’s projects are currently operational and all of its activities are related to the development of solar energy plants. Accordingly, SPGP has not reported any revenues to date and all expenses have been capitalized, except for administrative costs related to the development of the solar energy plants, which have been expensed. Administrative expenses totaled $146 for the three months ended September 30, 2014 and $569 for the year ended June 30, 2014.

Other comprehensive income relates to the translation of the financial statements from local functional currency for all of the SPVs to United States dollars (“USD”).

Liquidity and Capital Resources—Solar Power Generation Portfolio

Overview

SPGP has historically focused capital expenditures on development in progress, all of which is funded through its parent company, Sustainable Power Generation Limited.

The combined financial statements of SPGP have been prepared on a going concern basis. SPGP’s ability to continue as a going concern is dependent upon the continuing ability to obtain debt or equity financing to fund its operations until positive cash flow is generated from ongoing business operations. See Note 2 to the audited combined financial statements of SPGP for further information.

Cash Flows

Non-Cash—Investing Activities

SPGP received services by a related party for the development of certain projects in the amounts of $951 and $528 for the three months ended September 30, 2014 and 2013, respectively, and $2,574 and $363 for the years ended June 30, 2014 and 2013, respectively. These amounts have been recorded in development in progress on the combined balance sheets.

Non-Cash—Financing Activities

The SPGP’s operations and development costs have been funded by BSR, a related party under common ownership with SPGL, to complete the site planning, development, permitting process, and construction for the various solar energy sites. Advances from related parties were $678 and $1,049 for the three months ended September 30, 2014 and 2013, respectively, and $517 and $3,144 for the years ended June 30, 2014 and 2013, respectively.

Debt Service and Other Contractual Obligations

SPGP has entered into various options to lease the land specified for each of its solar energy sites. SPGP does not anticipate exiting any of the agreements and expects to exercise all open option agreements upon the permitting and approval of the sites. In the majority of cases, there is no cost to SPGP to enter into these lease options.

Off Balance Sheet Arrangements

SPGP has no off balance sheet arrangements.

Critical Accounting Policies

The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. SPGP considers an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, SPGP evaluates estimates and the application of the policies. SPGP bases estimates on historical experience, current conditions and on various other assumptions that SPGP believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that SPGP believes are critical to the preparation of the consolidated financial statements are presented below.

Revenue Recognition

SPGP will not generate revenue until financing is obtained and construction of the sites is completed. Prior to or Upon completion of construction, SPGP will either sell the individual sites to related parties or third parties, or will sell the electricity the site generates under the terms of a power purchase agreement (PPA) or at spot market prices. Revenue would then be recognized based upon the amount of electricity delivered at rates specified under the PPA contracts, assuming all other revenue recognition criteria are met.

Accounts Receivable

SPGP’s receivables are uncollateralized customer obligations generated by selling electricity generated in the energy markets under PPAs. SPGP maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts. The allowance is based upon the creditworthiness of SPGP’s customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance.

Impairment of Long-Lived Assets and Intangible Assets

SPGP periodically evaluates its investments in long lived assets for impairment whether events have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, SPGP uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Asset Retirement Obligation

In connection with the acquisition or development of energy property, SPGP may have the legal requirement to remove long-lived assets constructed on leased property and to restore the leased property to its condition prior to the construction of the long-lived assets. This legal requirement is referred to as an asset retirement obligation (“ARO”). If SPGP determines that an ARO is required for a specific energy property, SPGP records the present value of the estimated liability during the construction of the facility. AROs recorded for owned facilities are recorded by increasing the carrying value of investment in energy property and depreciated over the facility’s useful life, while an ARO recorded for a leasing arrangement is accounted for as a liability in the initial period recognized and amortized over the term of the lease. After initial recognition of the liability, SPGP accretes the ARO to its future value over the facility’s useful life or lease period.

Provisions

Provisions are recognized when SPGP has a present obligation (legal or constructive) as a result of a past event, it is probable that the entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Income Taxes

SPGP accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts for financial reporting purposes.

SPGP records valuation allowances to reduce its deferred tax assets to the amount expected to be realized. In assessing the adequacy of recorded valuation allowances, SPGP considers a variety of factors including the scheduled reversal of deferred tax liabilities, future taxable income and prudent and feasible tax planning strategies.

SPGP follows applicable authoritative guidance on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. As of the balance sheet dates, SPGP had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities are included in general and administrative expenses. For the years ended December 31, 2013 and 2012, SPGP did not incur any penalties and interest.

GREEN STATES ENERGY, INC.

Overview

GSE, including its subsidiaries, is an IPP that acquires, develops and operates clean electric generating plants in North America. GSE currently owns 12 operating utility-scale solar PV power plants with an aggregate capacity of more than 18 MW. GSE has the ability to take clean energy power plant projects through the development process, through financing and construction, to operations. GSE has offices in Connecticut, New Jersey and South Carolina.

Organization

The consolidated financial statements include the results of GSE, its consolidated subsidiaries, consisting of GSE Operations Company, LLC (“GSE OPS”), a wholly owned subsidiary of GSE, GSE NC 1, LLC (“GSE NC”), GSENM1, LLC (“GSE NM 1”), SEV NM Phase 2, LLC (“GSE NM2”) and GSE MA1, LLC (“GSE MA”) a wholly owned subsidiary of GSE, GSE MA2, LLC (“GSE MA2”) and its variable interest entity, GSE Development Company, LLC (“GSE DEV”).

Significant Factors and Trends Affecting GSE’s Business

GSE is dependent on the demand for renewable energy and the prices for electricity, renewable credits and other energy attributes. The long-term PPAs entered into by GSE convey all electricity output, renewable energy credits and other attributes generated by the projects to the buyer for a period of time. Since the economic life of a solar power plant typically exceeds the term of a PPA, demand for renewable energy and the price for the various attributes associated with plant output will determine the level of revenue in the future.

Significant Factors Affecting Results of Operations and Financial Condition

Industry participants in the United States have increasingly transitioned to building renewable generation resources in response to more stringent environmental regulations and supportive federal and state incentives and policy initiatives. U.S. federal, state and local governments and utilities have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, cash grants and other energy programs. GSE’s financial condition and results of operations have been and will continue to be affected by weather conditions and the age of its solar projects.

Results of Operations—Green States Energy, Inc. and Subsidiaries

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

The following table sets forth the operating results of GSE for the nine months ended September 30, 2014 and September 30, 2013. The period to period comparisons of the nine-month results of operations that follow are not necessarily indicative of future results.

	2014	2013	Increase (Decrease) ($)	Increase (Decrease) (%)
Statement of Operations Data:
Revenues	$4,521	$2,442	$2,079	85%

Operation and maintenance expense	(2,110)	(2,345)	235	(10%)
Depreciation and Amortization	(1,639)	(1,668)	29	(2%)

Total Operating Income (Loss)	772	(1,571)	2,343	(149%)

Other Income (Expense)
Grant income	285	196	89	45%
Bargain purchase gain	—	713	(713)	(100%)
Change in fair value of derivative liability—warrants	351	(677)	1,028	(152%)
Interest expense	(2,029)	(1,287)	(742)	58%

Total Other Expense, net	(1,393)	(1,055)	(338)	32%

Net Loss	$(621)	$(2,626)	$2,005	(76%)

Revenues

GSE derives revenue from the sale of electricity and solar renewable energy credits, (collectively “energy generation”). Energy generation is recognized as electricity is generated by the solar energy facilities and delivered to the customers. Revenues are recorded on an accrual basis and are based on actual output and contractual sales prices.

The increase in revenue from the nine-month period ended September 30, 2014 compared to the same period in 2013 was a result of bringing online the GSEMA1 and GSEMA2 facilities in May and June of 2014, which accounted for $1,268 of additional revenue. Also, in 2014 GSE had the benefit of the full nine months of revenue for the GSENM1 and GSENM2 projects, which accounted for $671 of the increase in revenue.

Operation and Maintenance Expense

Operation and maintenance expenses include all direct costs associated with energy generation. Such direct costs include operations and maintenance, lease payments, property taxes, and insurance. Direct project operation and maintenance expense period-over-period was directly attributable to bringing online the GSEMA1 and GSEMA2 assets, which accounted for $96 of additional costs and was offset by lower general and administrative expenses. The $116 cost associated with the full nine months of expenses for the GSENM1 and GSENM2 projects also contributed to the increase.

General and administrative expenses related to utilities, insurance, salaries and employee benefits. The decrease period-over-period for the nine months ended September 30, 2014 and 2013 for such expenses was principally the result of a decrease in stock-based compensation and employee salaries and benefits.

•

Stock-based compensation decreased period-over-period by $112 to $397 for the nine months ended September 30, 2014 from $509 for the nine months ended September 30, 2013. This decrease was a result of lower stock compensation provided to GSE management.

•

Salaries and employee benefits expense decreased period-over-period by $46 to $306 for the nine months ended September 30, 2014 from $352 for the nine months ended September 30, 2013. This decrease was a result of the resignation of an employee in January 2014 who was not replaced.

Depreciation and Amortization

Depreciation for property, plant and equipment is calculated using the straight-line method over the assets’ useful lives range from five years to 30 years. Depreciation decreased overall by $29 for the period ended September 30, 2014 compared to the same period in 2013 due to the addition of the GSEMA1 and GSEMA2 projects which was offset more by additional amortization expense in 2013 due to the construction loan fees associated with the NMP2 project.

Other Income (Expense)

Other income (expense) is comprised of interest expense, change in fair value related to warrant derivatives, 1603 Treasury Grant income as well as a bargain purchase specific to the GSENM1 project.

•

Grant income increased period-over-period by $89 to $285 for the nine months ended September 30, 2014 as compared to $196 for the nine months ended September 30, 2013. This increase was a result of the additions of the Massachusetts project and the full nine months of grant income associated with NMP2.

•

The bargain purchase gain decreased period over period by $713 to zero during the nine months ended September 30, 2014. The bargain purchase in 2013 related to the acquisition of the GSENM1 project. There were no business combinations in 2014 that resulted in bargain purchase gains.

The $1,028 change in fair value of stock warrants period-over-period resulted in a gain of $351 for the nine months ended September 30, 2014 compared to a loss of $677 for the nine months ended September 30, 2013. This gain was a result of the change in the fair value due to an increase in the volatility factor as well as the term in which the warrants are set to expire.

•

Interest expense increased period-over-period by $742 to $2,029 for the nine months ended September 30, 2014 from $1,287 for the nine months ended September 30, 2013. This increase was a result of the development of the MA1 and MA2 projects as well as the full nine months of interest expense for the New Mexico projects related to the additional debt burden.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table sets forth the operating results of GSE for the years ended December 31, 2013 and December 31, 2012:

	2013	2012	Increase (Decrease) ($)	Increase (Decrease) (%)
Statement of Operations Data:
Revenues	$3,379	$1,776	$1,603	90%

Operation and maintenance expense	(3,156)	(2,871)	(285)	10%
Depreciation and amortization	(2,008)	(1,248)	(760)	61%

Total Operating Loss	(1,785)	(2,343)	558	(24%)

Other Income (Expense)
Grant income	306	262	44	17%
Bargain purchase gain	713	—	713	0%
Change in fair value of derivative liability—warrants	(741)	475	(1,216)	(256%)
Interest expense	(1,966)	(1,394)	(572)	41%

Total Other Expense	(1,688)	(657)	(1,031)	157%

Net Loss	$(3,473)	$(3,000)	$(473)	16%

Revenues

GSE derives revenues from the sale of electricity and solar renewable energy credits, collectively energy generation. Energy generation is recognized as electricity is generated by the solar energy facilities and delivered to the customers. Revenues are recorded on an accrual basis and are based on actual output and contractual sales prices.

The increase in revenues for the year ended December 31, 2013 compared to the year ended December 31, 2012 was a result of the addition of the New Mexico portfolio of projects. The NMP1 phase was operational upon acquisition date in February 2013. The NMP2 project was acquired, constructed and put into operation in June 2013. The increase in revenues as a result of project development was slightly offset by lower production of energy at the GSENC1 facility due to weather conditions.

Operation and Maintenance Expense

Operation and maintenance expense includes all direct costs associated with energy generation and all general and administrative expense of GSE. Such direct costs include operations and maintenance, lease payments, property taxes, and insurance. General and administrative expense includes rent, utilities, insurance, salaries and employee benefits.

Direct cost increased due to the addition of the New Mexico portfolio. GSE incurred $263 of additional costs due to the added operating expenses of the New Mexico projects.

General and administrative expenses decreased period-over-period for the year ended December 31, 2013 and 2012 principally as a result of an increase in stock-based compensation offset by a decrease in consulting fees and legal and accounting expenses.

•

Stock-based compensation increased period-over-period by $204 to $614 for the year ended December 31, 2013 from $410 for the year ended December 31, 2012. This increase was a result of higher stock compensation provided to GSE management.

•

Consulting fees and legal and accounting expenses decreased period-over-period by $498 to $372 for the year ended December 31, 2013 from $870 for the year ended December 31, 2012. This decrease was a result of a more focused approach to project acquisitions.

Depreciation and Amortization

Depreciation for property, plant and equipment is calculated using the straight-line method over the assets’ useful lives of thirty years. Depreciation increased in 2013 due to the acquisition of the New Mexico projects. In addition, GSE recognized amortization expense of $318 in 2013 due to the short-term loan associated with the construction of the GSENM2 project.

Other Income (Expense)

Other income (expense) is comprised of interest expense, change in fair value related to warrant derivatives, 1603 Treasury Grant income as well as a bargain purchase specific to the GSENM1 project.

•

Grant income increased period-over-period by $44 to $306 for the year ended December 31, 2013 as compared to $262 for the year ended December 31, 2012. This increase was a result of the additions of the NMP2 project.

•	Bargain purchase gain increased period-over-period by $713 from zero for the year ended December 31, 2012. The bargain purchase related to the acquisition of the GSENM1 project.

•

The $1,216 change in fair value of stock warrants period-over-period resulted in a loss of $741 for the year ended December 31, 2013 compared to a gain of $475 for the year ended December 31, 2012. This change was a result of the change in the fair value due to the increase in the volatility factor as well as additional warrants issued in 2013.

•

Interest expense increased period-over-period by $572 to $1,966 for the year ended December 31, 2013 from $1,394 for the year ended December 31, 2012. This increase was a result of the increased debt burden related to the New Mexico projects.

Liquidity and Capital Resources—Green States Energy, Inc. and Subsidiaries

Liquidity Position

	September 30, 2014	December 31,
		2013	2012
Cash and cash equivalents	$1,735	$906	$359
Restricted cash(1)	1,280	781	725

Total	$3,015	$1,687	$1,084

(1)	Consists primarily of $500 related to Red Stone Energy Fund, LLC, the Tax Equity Investor, and $200 of debt service reserve funds held and related to the long-term debt with Bridge Bank.

Overview

GSE’s liquidity position, as measured by cash and cash equivalents and restricted cash, increased by $603 during 2013 and increased by $1,328 during the nine-month period ended September 30, 2014. The increase during 2013 was attributable to cash flow from newly acquired New Mexico operating assets as well as continued equity proceeds raised. The increase during the nine-month period ended September 30, 2014 was attributable to newly acquired Massachusetts operating assets.

GSE has historically focused capital expenditures on new projects, which have been funded by debt, tax equity, and GSE equity. For the year ended December 31, 2013, budgeted capital expenditures allocated to the completion of the Massachusetts projects were approximately $9,895. GSE financed these projects through long-term debt with Bridge Bank and proceeds from the 1603 Treasury Grant.

For the GSENC1 project, the notes do not have any financial covenants; however, as of December 31, 2013 and September 30, 2014, GSE was in default on certain payment provisions, therefore GSE is currently paying a default interest rate of 12%. GSE is in the process of refinancing this note with Bridge Bank and expects to have completed such financing in January 2015. GSE was in compliance with all other applicable covenants.

GSE generally manages cash and debt to provide for working capital requirements as needed.

Current liabilities as of September 30, 2014 included $11,030 of construction contract payable for the GSEMA2 project which was refinanced into long-term debt in October 2014. Current assets included $5,794 of 1603 Treasury grant receivable for the GSEMA1 and GSEMA2 projects which was received in the fourth quarter of 2014.

Current liabilities as of December 31, 2013 include $9,895 of construction payable for the GSEMA1 project which was refinanced into long-term debt in July 2014 and $8,428 related to GSENC1 note payable to Hunt Electric. Also, there was a loan of $2,083 related to the 1603 Treasury grant for the GSENM2 project which was offset by a grant receivable in current assets.

The consolidated financial statements of GSE have been prepared on a going concern basis. GSE’s ability to continue as a going concern is dependent upon the continuing ability to obtain debt or equity financing to fund its operations until positive cash flow is generated from ongoing business operations. See Note 1 to the audited consolidated financial statements of GSE for further information.

Subsequent to December 31, 2013, GSE refinanced the $9,895 construction payable into long-term debt with Bridge Bank for the GSE MA1 project that was placed into service in May 2014. Bridge Bank provided the long-term debt financing for the GSE MA2 project as well. GSE also received $5,000 as part of the 1603 program from the U.S. Treasury for the MA1 and MA2 projects. In addition, GSE received $2,100 as part of the 1603 program from U.S. Treasury in April 2014 for the GSE NM2 project, which further reduced the current note payable balance at December 31, 2013. Finally, GSE executed a long-term loan with Bridge Bank for the GSE NC1 project in November 2014. The new long-term loan refinanced the entire secured note payable to Hunt Electric issued in February 2013 with an initial principal amount of $1,271,795, bearing interest at 9% per annum.

Cash Flows

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

	2014	2013	Change
Nine Months Ended September 30,
Net cash provided by operating activities	$3,095	$1,963	$1,132
Net cash used in investing activities	(13,155)	(17,001)	3,846
Net cash provided by financing activities	10,890	15,606	(4,716)

Net Cash Provided by Operating Activities

Net cash provided by operating activities during the nine months ended September 30, 2014 compared to net cash provided by operating activities during the nine months ended September 30, 2013 increased primarily due to a decrease in net loss and increase in 1603 Treasury grant receivable due to the GSEMA1 and GSEMA2 projects being placed into service.

Net Cash Used in Investing Activities

	2014	2013
Nine Months Ended September 30,
Acquisition of business	$—	$(6,700)
Purchase of energy property and equipment	(12,656)	(10,851)
Proceeds from sale of investment in energy property	—	525
Restricted cash	(499)	25

Net cash used in investing activities	$(13,155)	$(17,001)

Changes in net cash used in investing activities period-over-period were driven by the acquisitions of the New Mexico projects which occurred in 2013 and the acquisitions of the Massachusetts projects which occurred in 2014.

Net Cash Provided by Financing Activities

	2014	2013
Nine Months Ended September 30,
Payments on deferred developer fee	$—	$(108)
Proceeds from notes payable	14,092	15,902
Payments on notes payable	(2,653)	(379)
Payment of deferred financing costs	(689)	(769)
Issuance of common stock—net of offering costs	274	1,094
Distributions to noncontrolling interest	(134)	(134)

Net cash provided by financing activities	$10,890	$15,606

Net cash provided by financing activities during the nine months ended September 30, 2014 compared to net cash provided by financing activities during the nine months ended September 30, 2013 decreased as a result of the receipt of funding from Bridge Bank for the New Mexico projects in 2013 and of the funding from Bridge Bank for the MA1 project. The increase in repayments in 2014 was due to receipt of the 1603 Treasury Grant for the NMP2 project of $2,083 which was used to pay-off the 1603 Treasury loan that was outstanding with Bridge Bank.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	2013	2012	Change
Year Ended December 31,
Net cash (used in) provided by operating activities	$(653)	$6,557	$(7,210)
Net cash used in investing activities	(14,619)	(491)	(14,128)
Net cash provided by (used in) financing activities	15,819	(5,820)	21,639

Net Cash Used in Operating Activities

Net cash used in operating activities during the year ended December 31, 2013 compared to net cash provided by operating activities during the year ended December 31, 2012 changed primarily due to the receipt by GSE in 2012 of $7,852 from the U.S. Treasury as part of its 1603 program for the GSENC1 asset. GSE received no such funds during the year ended December 31, 2013.

Net Cash Used in Investing Activities

	2013	2012
Year Ended December 31,
Acquisition of business	$(6,700)	$—
Purchase of energy property and equipment	(8,388)	(279)
Proceeds from sale of investment in energy property	525	—
Restricted cash	(56)	(212)

Net cash used in investing activities	$(14,619)	$(491)

The increase in net cash used in investing activities period-over-period was driven by the acquisitions of the New Mexico projects which occurred in 2013.

Net Cash Provided by Financing Activities

	2013	2012
Year Ended December 31,
Payments on deferred developer fee	$144	$132
Proceeds from notes payable	15,875	—
Payments on notes payable	(594)	(8,252)
Payments of deferred financing costs	(1,031)	—
Issuance of common stock, net of offering costs	1,891	1,517
Issuance of warrants, net of offering costs	—	545
Distributions to noncontrolling interest	(177)	(128)
Capital contributions by noncontrolling interest holders, net of operating costs	—	630

Net cash provided by (used in) financing activities	$15,819	$(5,556)

Net cash provided by financing activities during the year ended December 31, 2013 compared to net cash used in financing activities during the year ended December 31, 2012 changed as a result of the receipt of funding from Bridge Bank for the New Mexico Projects in 2013. The repayments were lower in 2013 due to the receipt by GSE in 2012 of $7,852 from Treasury, as part of the 1603 Grant Program, which was applied to the outstanding debt on the GSENC1 project.

Debt Service and Other Contractual Obligations

The following table summarizes the contractual obligations of GSE as of December 31, 2013:

	Payments due by period
	2014	2015	2016	2017	2018	Thereafter	Total
Contractual Obligations
Long-term debt, including interest(1)	$3,072	$2,938	$2,995	$2,951	$7,670	$12,703	$32,329
NM Loans	710	783	862	947	5,649	4,223	13,174
Asset retirement obligation(2)	23	29	31	33	35	2,011	2,162
Land lease payments(3)	395	396	396	397	399	9,650	11,633

Total	$4,200	$4,146	$4,284	$4,328	$13,753	$28,587	$59,298

(1)	Includes $23,709 of principal and $8,620 of scheduled interest payments.
(2)	Represents expected cash payments adjusted for inflation for estimated costs to perform asset retirement activities.
(3)	Represents various agreements that provide for payments to landowners for the right to use the land upon which the projects are located.

Subsequent to year end, GSE refinanced the $9,895 construction payable into long-term debt with Bridge Bank for the GSE MA1 project that was placed into service in May 2014. The total debt was $10,800. In addition, GSE acquired and placed into service GSE MA2 in June 2014. Bridge Bank provided the long-term debt financing for GSE MA2 in the amount of $8,313 and GSE executed a long-term loan with Bridge Bank for the GSE NC1 project in November 2014. The new long-term loan refinanced the entire note payable with Hunt Electric.

Off Balance Sheet Arrangements

GSE has no off balance sheet arrangements.

Critical Accounting Policies

The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. GSE considers an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, GSE evaluates estimates and the application of the policies. GSE bases estimates on historical experience, current conditions and on various other assumptions that GSE believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that GSE believes are critical to the preparation of the consolidated financial statements are presented below.

Revenue Recognition

GSE derives revenues from the sale of electricity and sale of solar renewable energy credits. GSE also receives other income through receipt of grants from government entities.

Energy generation revenue and solar renewable energy credits revenue are recognized as electricity is generated by the solar energy facility, delivered to the customers and when collectability is reasonably assured. Revenues are based on actual output and contractual sale prices set forth in long-term PPAs. GSE has a limited number of customers, generally of high credit quality. GSE extends credit based on an evaluation of customers’ financial conditions, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. GSE considers invoices past due when they are outstanding longer than the stated term. GSE monitors its exposure for credit losses and maintains allowances for anticipated losses. No allowance for doubtful accounts was necessary at December 31, 2013 or 2012.

When GSE is eligible for Section 1603 Grants (Note 1), GSE recognizes a receivable and corresponding deferred income for the grants when the Solar Energy Facilities achieve COD. Eligibility and collectability is determined based upon an analysis of the related Solar Energy Facility’s compliance with legal and regulatory requirements, and completion of related Section 1603 Grant applications. Deferred grant income is amortized using the straight-line method over the useful life of the related Solar Energy Facility. These grants are based on the level of capital expenditures for qualifying projects. U.S. GAAP does not address accounting for grants, hence IAS 20 is generally followed. IAS 20 allows two approaches—to reduce capitalized property, plant and equipment and recognize grant as reduced depreciation, expense over useful life or record as deferred income and amortized using the straight-line method over the useful life of the asset.

Accounts Receivable

GSE’s receivables are uncollateralized customer obligations generated by selling electricity generated in the energy markets under PPAs. GSE maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts. The allowance is based upon the creditworthiness of GSE’s customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance.

Impairment of Long-Lived Assets and Intangible Assets

GSE periodically evaluates its investments in long lived assets for impairment whether events have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, GSE uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Asset Retirement Obligation

In connection with the acquisition or development of energy property, GSE may have the legal requirement to remove long-lived assets constructed on leased property and to restore the leased property to its condition prior to the construction of the long-lived assets. This legal requirement is referred to as an ARO. If GSE determines that an ARO is required for a specific energy property, GSE records the present value of the estimated liability during the construction of the facility. AROs recorded for owned facilities are recorded by increasing the carrying value of investment in energy property and depreciated over the facility’s useful life, while an ARO recorded for a leasing arrangement is accounted for as a liability in the initial period recognized and amortized over the term of the lease. After initial recognition of the liability, GSE accretes the ARO to its future value over the facility’s useful life or lease period.

Debenture And Debt Liabilities

Debentures and debt liabilities are recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion into shares of GSE (conversion option) or until the instrument’s maturity date.

No gain or loss is recognized in the accompanying consolidated statements of operations upon conversion or expiration of the conversion option. As such, a proportionate amount of any unamortized debt issuance costs and accretion related to the debentures converted into common shares is transferred to share capital on conversion. The debentures also have a repayment fee feature that meets the definition of an embedded derivative. As a result, this repayment fee feature is accounted for separately and recognized at fair value at the end of each reporting period, with the changes in fair value recognized in earnings as other expense.

Warrants

Warrants may be issued in connection with financings or equity issuances. A warrant is convertible into one share of common stock and its fair value on issuance is recorded in additional paid-in capital in the accompanying balance sheets. The fair value of the warrants is estimated using the Black-Scholes pricing model based on assumptions of expected volatility, risk-free rate of return, expected life, potential dividends and expected forfeitures.

Share-Based Payments

Equity-settled share-based payments to directors, officers and employees are measured at the fair value of the equity instruments, less the fair value of the proceeds received on granting the equity instruments at the grant date. The fair value of the equity instruments, including share options, warrants, common shares or preferred shares, expected to vest as determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period with a corresponding increase in share-based payments reserve.

At the end of the reporting period, GSE revises its estimate of the number of equity instruments expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognized in the accompanying statements of operations such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share-based payments reserve.

At the time when the equity instruments are exercised or converted, the amount previously recognized in share-based payments reserve will be transferred to share capital. When the equity instruments are cancelled (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), they are treated as if they had vested on the date of cancellation and any cost not yet recognized in the accompanying statements of operations is expensed immediately. If equity instruments are cancelled by forfeiture as a result of vesting conditions not being satisfied, any expense previously recognized in relation to the forfeited equity instruments is reversed. As a result, on a cumulative basis, no amount is recognized if the equity instruments granted do not vest because of failure to satisfy a vesting condition.

Provisions

Provisions are recognized when GSE has a present obligation (legal or constructive) as a result of a past event, it is probable that the entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Income Taxes

GSE accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts for financial reporting purposes.

GSE records valuation allowances to reduce its deferred tax assets to the amount expected to be realized. In assessing the adequacy of recorded valuation allowances, GSE considers a variety of factors including the scheduled reversal of deferred tax liabilities, future taxable income and prudent and feasible tax planning strategies.

GSE follows applicable authoritative guidance on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. As of the balance sheet dates, GSE had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities are included in general and administrative expenses. For the years ended December 31, 2013 and 2012, GSE did not incur any penalties and interest.

GENALTA POWER INC.

Overview

Genalta was incorporated under the Business Corporations Act of British Columbia on May 30, 2007 under the name 0792703 B.C. LTD. with a subsequent name change to Genalta Power, Inc. on October 23, 2008. Genalta commissioned its first operating plant in June 2012 and currently has a total of 38 MW of plants operating and 45.5 MW of plants under construction.

Genalta is an IPP, partnering with industry to build a portfolio of distributed power plants, increasing the returns for clients through utilizing its existing energy sources, to deliver a reliable source of power.

Genalta’s strategy is to (1) package a variety of existing energy-to-power technologies and equipment into a Genalta Energy Management (“GEM”) system, based on host site conditions and requirements, (2) take the assembly to the host sites, (3) install the GEM to capture the project host’s waste energy or fuel from the their sites, (4) convert the source energy into electricity and (5) deliver a net output of electricity under a long-term contract.

Significant Factors and Trends Affecting Genalta’s Business

Genalta’s power generation is dependent on market prices for energy, capacity, renewable credits and supply of source fuel and the demand for renewable electricity. The long-term PPAs entered into by Genalta convey all energy, capacity and renewable energy credits generated by the plants to the buyer for a period of time with the pricing in the PPAs having a dependence on market prices. However, there are various protections for the plants, including minimum guaranteed payments, fuel deliveries, facility charges, and ultimate liability, including liquidated damages or uncompensated project costs to be paid by the oil field hosts.

Genalta’s energy sources include a wide variety of feed stocks, including produced gas, solution gas, flare gas, waste heat, waste pressure, sales gas, and stranded natural gas. Due to the variety of source fuels, fuel factors affecting price are often regional and typically only affect a limited number of feed stocks. The source fuels are typically processed using reciprocating engines, gas turbines and organic Rankine cycle turbines.

Significant Factors Affecting Results of Operations and Financial Condition

The first Genalta plant started operations in June 2012 with additional plants coming online or under construction since that date. Each plant required extensive field testing. During the field testing of time, maintenance and repair costs are higher as compared to other power plants. As improvements are made and preventative maintenance schedules established, costs have been reduced.

Results of Operations—Genalta Power Inc.

Year Ended September 30, 2014 Compared to Year Ended September 30, 2013

The following table sets forth the operating results of Genalta for the years ended September 30, 2014 and September 30, 2013. These year over year comparisons of the results of operations that follow are not necessarily indicative of future results.

	2014	2013	Increase (Decrease) ($)	Increase (Decrease) (%)
Statement of Operations Data:
Revenues	$6,377	$4,510	$1,867	41%
Operating Expenses	12,954	6,210	6,744	109%

Loss from Operations	(6,577)	(1,700)	(4,877)	287%

Other Income (Expenses)	(9,866)	205	(10,071)	(4,913%)

Net Loss	$(16,443)	$(1,495)	$(14,948)	1,000%

Revenues

Genalta derives revenue from various different sources, including power generation, consulting, engineering, field services, scientific research and development and other. Energy service revenue from agreements with customers is earned based on measurements of service performed and delivered during each period. Power generation revenue is recorded as the power services are delivered. Consulting revenue from a contract to provide services is recognized by reference to the stage of completion of the contract. Revenue from time and material contracts is recognized at the contractual rates as labor hours are delivered and direct expenses are incurred.

Interest revenue from Guaranteed Investment Certificate (“GIC”) investments, included as part of cash and cash equivalents, is recognized when it is probable that the economic benefits will flow to Genalta and the amount of revenue can be measured reliably. Interest revenue is accrued as of the date of the consolidated balance sheet of financial position, by reference to the principal outstanding and at the effective rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount on the initial recognition. Where the outcome of an engineering or a construction contract on which contract revenue is earned can be estimated reliably, revenue and costs are recognized by reference to the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the total estimated contract costs.

Where the outcome of an engineering or construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred that it is probable will be recovered. Contract costs are recognized as expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is immediately recognized as an expense. Where it is probable that an engineering or construction contract is the first stage of a PPA that will utilize Genalta assets, the revenue and costs are not recognized but accumulated as engineering contracts in progress until construction of the power generation assets commences. Upon completion of construction and the commissioning process, the accumulated project costs are then capitalized as full operating assets and depreciated.

Revenue from government grants and investment tax credits (such as scientific research and experimental development) are not recognized until there is reasonable assurance that Genalta will comply with the conditions attached to the grant or investment tax credit and that the grant will be received. Receipt of a grant does not of itself provide conclusive evidence that the conditions attached to the grant or investment tax credit have been or will be fulfilled.

Government grants or investment tax credits related to assets are presented in the consolidated balance sheet as government grants and amortized over the useful life of the related assets. Grants or investment tax credits received for previously recognized expenses or expense recognized in the current year are presented as government grant income or scientific research and experimental development income on the consolidated statement of operations

During the years ended September 30, 2014 and 2013, gross revenue of $6,377 and $4,510 were recognized. Genalta sold $6,195 and $2,966 of energy generation and realized an average electricity price of $48.06 and $100.28, respectively, for the years ended September 30, 2014 and 2013. The increase in revenue and energy generation year over year was a result of a full year of plants operating and additional plants being brought online. The change in the realized average electricity price of $52, or 52.1%, was a result of the overall average power spot rate. Additional factors offsetting the increase in revenue year over year were reduced scientific research and experimental development revenue, engineering services revenue and other revenue.

Operating Expenses

Operating expenses include all direct costs associated with energy generation. Such direct costs include O&M, depreciation and amortization, and transmission expenses. The O&M expense category includes interconnection costs, labor expenses, turbine servicing costs, lease royalty payments, property taxes, insurance, materials, supplies, shared services and administrative expenses attributable to projects, and costs and expenses under administrative service agreements and O&M agreements.

Depreciation commences when assets are available for use and is recognized on a straight-line basis to depreciate the capitalized cost of the asset to the estimated residual value over the estimated useful life of the asset. When significant parts of an asset have different expected useful lives they are accounted for as separate components and depreciated separately. Plants and assets under construction are not depreciated until they become available for use.

The estimated useful lives, residual values and depreciation method are reviewed at least annually, with the effect of any changes in estimate accounted for on a prospective basis. Computer software and computer equipment are amortized on a straight-line basis over two years and furniture and equipment are amortized on a straight-line basis over five years. Power generation assets are amortized over the lesser of their expected useful lives under contract or expected useful lives; between 10 and 20 years. The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the proceeds on disposal and the carrying amount of the asset, and is recognized in the consolidated statement of operations.

The increase year over year for the years ended September 30, 2014 and 2013 for operating expenses was principally the result of O&M costs, depreciation expenses, and general and administrative expenses associated with additional plants.

•

O&M expense increased year over year by $2,712 to $3,428 for the year ended September 30, 2014 from $716 for the year ended September 30, 2013. This increase was a result of additional energy plants operating and being commissioned during the year.

•

Depreciation, amortization and accretion expense increased year over year by $2,028 to $3,749 for the year ended September 30, 2014 from $1,721 for the year ended September 30, 2013. This increase was a result of additional plants being commissioned during the year.

•

General and administrative expenses pertain to operational expenses and include rent, utilities, insurance, professional services, office and administration, marketing and travel, foreign exchange loss or gain, salaries and employee benefits. The increase year over year for the years September 30, 2014 and 2013 for general and administrative expenses was principally the result of opening an additional office for engineering staff and the associated utilities.

•

Rent expense increased year over year by $61 to $307 for the year ended September 30, 2014 from $246 for the year ended September 30, 2013. This increase was a result of result of opening an additional office for engineering staff.

•

Utilities expense increased year over year by $5 to $11 for the year ended September 30, 2014 from $6 for the year ended September 30, 2013. This increase was a result of opening an additional office for engineering staff.

•

Insurance expense decreased year over year by $2 to $58 for the year ended September 30, 2014 from $60 for the year ended September 30, 2013. This decrease was a result of slight increase in the annual insurance rate offset by the exchange rate difference from Canadian dollars (“CAD”) to USD.

•

Salaries and employee benefits expense increased year over year by $810 to $3,118 for the year ended September 30, 2014 from $2,308 for the year ended September 30, 2013. This increase was a result of additional staff hiring.

•

Professional services expense increased year over year by $1,189 to $1,890 for the year ended September 30, 2014 from $701 for the year ended September 30, 2013. This increase was a result of additional legal fees, audit fees, and third party fees due to increased business construction volume and additional limited partnerships within the overall corporate structure.

•

Office and administration expense decreased year over year by $26 to $175 for the year ended September 30, 2014 from $201 for the year ended September 30, 2013. This decrease was a result of reclassifying certain building location costs to operational costs due to increased operational activity at that location.

•

Marketing and travel expense decreased year over year by $32 to $218 for the year ended September 30, 2014 from $250 for the year ended September 30, 2013. This decrease was a result of lower travel expenses.

Other Expenses

Other expense is comprised of interest expense and gain on sale of assets as well as other income through the receipt of grants from government entities.

•

Interest expense increased year over year by $2,430 to $3,401 for the year ended September 30, 2014 from $971 for the year ended September 30, 2013. This increase was a result of interest costs primarily related to project financing.

•	There was an increase of $1,050 related to accretion on debentures and amortization of debt issuance costs and an increase of $3,731 related to the loss on debenture conversion option.

•

Gain on sale of assets decreased year over year by $2,555 to zero for the year ended September 30, 2014 from $2,555 for the year ended September 30, 2013. This change was a result of selling a project equity position at a gain in fiscal 2013.

•

Foreign exchange loss and other expenses increased year over year by $130 to $104 for the year ended September 30, 2014 from a gain of $26 for the year ended September 30, 2013. This increase was a result of the CAD rate decreasing against the USD.

•

Governmental grant and SRED income decreased year over year by $112 to $41 for the year ended September 30, 2014 from $153 for the year ended September 30, 2013. This decrease was a result of a decrease in governmental grants received by Genalta year over year.

Liquidity and Capital Resources—Genalta Power Inc.

Liquidity Position

	September 30,
	2014	2013
Cash	$4,938	$11,913
Restricted cash(1)	2,859	1,679

Total	$7,797	$13,592

(1)	Consists primarily of cash on deposit.

Overview

Genalta’s liquidity position, as measured by cash and restricted cash, decreased by $5,795 during 2014. The decrease during 2014 was attributable to constructing additional power plants and funding working capital requirements of Genalta.

Genalta has historically focused capital expenditures on new projects, which have been funded by debt facilities and equity. For the year ended September 30, 2014, budgeted capital expenditures allocated to completion of construction projects totaled $79,000. Genalta expects to finance the completion of these projects through construction facilities that convert to term financing upon commissioning and project equity financing and corporate equity.

Genalta generally manages cash and debt to provide for working capital requirements as needed. Cash and debt are generally denominated in the local currency of the subsidiary holding the assets or liabilities, except where there are operational cash flow reasons to hold non-functional currency or debt.

The consolidated financial statements of Genalta have been prepared on a going concern basis. Genalta’s ability to continue as a going concern is dependent upon the continuing ability to obtain debt or equity financing to fund its operations until positive cash flow is generated from ongoing business operations. See Note 2 to the audited consolidated financial statements of Genalta for further information.

Cash Flows

Year Ended September 30, 2014 Compared to Year Ended September 30, 2013

	2014	2013	Change
Year Ended September 30,
Net cash (used in) provided by operating activities	$(5,160)	$1,030	$(6,190)
Net cash used in investing activities	(20,059)	(35,795)	15,736
Net cash provided by financing activities	18,958	44,488	(25,530)

Net Cash Used in Operating Activities

Net cash used in operating activities during the year ended September 30, 2014 compared to net cash used in operating activities during the year ended September 30, 2013 decreased primarily due to funding the overhead required in constructing power plants.

Net Cash Used in Investing Activities

	2014	2013
Year Ended September 30,
Property, plant and equipment	$(18,645)	$(35,973)
Investment in joint ventures	(602)	(1,484)
Proceeds on sale of investments	—	2,742
Restricted cash	(1,348)	(1,706)
Changes in non-cash working capital	536	626

Net cash used in investing activities	$(20,059)	$(35,795)

Changes in net cash used in investing activities were primarily driven by investments in power plants and sale of a 25% owned equity share in a limited partnership.

Net Cash Provided by Financing Activities

	2014	2013
Year Ended September 30,
Proceeds from issuance of shares and warrants	$2,336	$2,588
Proceeds from issuance of notes payable and loans	31,422	38,612
Proceeds from issuance of note payable to related party	1,848	—
Proceeds from issuance of debentures	—	4,925
Proceeds from government grants and tax incentives	—	899
Proceeds on sale of equity interest	4,621	—
Payment of share and loan issuance costs	(730)	(2,267)
Repayment of loans	(20,159)	(269)
Payment of cash distribution	(380)	—

Net cash provided by financing activities	$18,958	$44,488

Net cash provided by financing activities during the year ended September 30, 2014 compared to net cash provided by financing activities during the year ended September 30, 2013 decreased primarily as a result of the repayment of a loan in the amount of $20,159, proceeds from debentures of $4,925 received by Genalta in 2013 and share and loan issuance proceeds costs decreasing year over year by $5,067, partially offset by proceeds on sale of equity interest of $4,621.

Debt Service and Other Contractual Obligations

The following table summarizes the contractual obligations of Genalta as of September 30, 2014:

	Payments due by period
	2015	2016	2017	2018	Thereafter	Total
Notes payable(1)	$12,206	$—	$—	$—	$—	$12,206
Vendor finance	928	648	—	—	—	1,576
Project finance	2,256	2,240	2,252	2,229	26,387	35,364
Debentures(2)	6,255	—	11,430	—	—	17,685
Asset retirement obligations(3)	—	—	—	—	2,250	2,250
Vehicle loans	30	25	23	6	—	84

Total	$21,675	$2,913	$13,705	$2,235	$28,637	$69,165

(1)	Debt includes principal and interest. Variable rate interest was computed using rates as of September 30, 2014.
(2)	Refers to interest payments due on Genalta’s Series A, Series B and Series C debenture units. The 8,350,000 series A debenture units issued in April 2012 mature on April 5, 2017 and bear interest at 11% per annum paid semi-annually. The 7,188,000 series B debenture units issued in April 2012 mature on April 5, 2015 and bear interest at 11% per annum paid semi-annually. The 5,000,000 series C debenture units issued in November 2012 mature on April 5, 2017 and bear interest at 8% per annum, paid semi-annually.
(3)	Represents expected cash payments adjusted for inflation for estimated costs to perform asset retirement activities.

Off Balance Sheet Arrangements

Genalta has no off balance sheet arrangements.

Critical Accounting Policies

The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. Genalta considers an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, Genalta evaluates estimates and the application of the policies. Genalta bases estimates on historical experience, current conditions and on various other assumptions that Genalta believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that Genalta believes are critical to the preparation of the consolidated financial statements are presented below.

Revenue Recognition—Power Generation Revenue

Genalta derives revenues from the sale of electricity and sale of renewable energy credits. Energy generation revenue and renewable energy credits revenue are recognized as electricity is generated by the energy facility, delivered to the customers and when collectability is reasonably assured. Revenues are based on actual output and contractual sale prices set forth in long-term PPAs. Genalta has a limited number of customers, generally of high credit quality. Genalta extends credit based on an evaluation of customers’ financial conditions, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. Genalta considers invoices past due when they are outstanding longer than the stated term. Genalta monitors its exposure for credit losses and maintains allowances for anticipated losses.

Revenue Recognition—Engineering Services and Construction Revenue

Revenue from a contract to provide engineering services is recognized on a time and material basis at the contractual rates as labor hours are delivered and direct expenses are incurred.

Where it is probable that an engineering services agreement is in the first stage of a power purchase agreement, which will utilize Genalta assets, the revenue and costs are not recognized but accumulated as engineering contracts in progress.

Revenue Recognition—Government Grants

Government grants and investment tax credits (such as Scientific Research and Experimental Development) are not recognized until there is reasonable assurance that Genalta will comply with the conditions attached to the grant or investment tax credit and that the grant will be received. Receipt of a grant does not of itself provide conclusive evidence that the conditions attached to the grant or investment tax credit have been or will be fulfilled. Government grants and investment tax credits are amortized and included in other income.

Government grants or investment tax credits related to assets are presented in the accompanying consolidated balance sheets as government grants and amortized to net loss over the useful life of the related assets. Grants or investment tax credits received for previously recognized expenses or expense recognized in the current year are presented as government grant income or scientific research and experimental development income on the accompanying consolidated statements of operations.

Deferred Revenue

Revenues received from customers that have not yet been earned are included in deferred revenue.

Accounts Receivable

Genalta’s receivables are uncollateralized customer obligations generated by selling electricity generated in the energy markets under PPAs. Genalta maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts. The allowance is based upon the creditworthiness of Genalta’s customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance.

Impairment of Long-Lived Assets and Intangible Assets

Genalta periodically evaluates its investments in long lived assets for impairment whether events have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, Genalta uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Asset Retirement Obligation

In connection with the acquisition or development of energy property, Genalta may have the legal requirement to remove long-lived assets constructed on leased property and to restore the leased property to its condition prior to the construction of the long-lived assets. This legal requirement is referred to as an ARO. If Genalta determines that an ARO is required for a specific energy property, Genalta records the present value of the estimated liability during the construction of the facility. AROs recorded for owned facilities are recorded by increasing the carrying value of investment in energy property and depreciated over the facility’s useful life, while an ARO recorded for a leasing arrangement is accounted for as a liability in the initial period recognized and amortized over the term of the lease. After initial recognition of the liability, Genalta accretes the ARO to its future value over the facility’s useful life or lease period.

Debenture and Debt Liabilities

Debentures and debt liabilities are recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion into shares of Genalta (conversion option) or until the instrument’s maturity date.

No gain or loss is recognized in the accompanying consolidated statements of operations upon conversion or expiration of the conversion option. As such, a proportionate amount of any unamortized debt issuance costs and accretion related to the debentures converted into common shares is transferred to share capital on conversion. The debentures also have a repayment fee feature that meets the definition of an embedded derivative. As a result, this repayment fee feature is accounted for separately and recognized at fair value at the end of each reporting period, with the changes in fair value recognized in earnings as other expense.

Warrants

Warrants may be issued in connection with financings or equity issuances. A warrant is convertible into one share of common stock and its fair value on issuance is recorded in additional paid-in capital in the accompanying balance sheets. The fair value of the warrants is estimated using the Black-Scholes pricing model based on assumptions of expected volatility, risk-free rate of return, expected life, potential dividends and expected forfeitures.

Share-Based Payments

Equity-settled share-based payments to directors, officers and employees are measured at the fair value of the equity instruments, less the fair value of the proceeds received on granting the equity instruments at the grant date. The fair value of the equity instruments, including share options, warrants, common shares or preferred shares, expected to vest as determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period with a corresponding increase in share-based payments reserve.

At the end of the reporting period, Genalta revises its estimate of the number of equity instruments expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognized in the accompanying statements of operations such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to share-based payments reserve.

At the time when the equity instruments are exercised or converted, the amount previously recognized in share-based payments reserve will be transferred to share capital. When the equity instruments are cancelled (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), they are treated as if they had vested on the date of cancellation and any cost not yet recognized in the accompanying statements of operations is expensed immediately. If equity instruments are cancelled by forfeiture as a result of vesting conditions not being satisfied, any expense previously recognized in relation to the forfeited equity instruments is reversed. As a result, on a cumulative basis, no amount is recognized if the equity instruments granted do not vest because of failure to satisfy a vesting condition.

Income Taxes

Tax expense comprises current and deferred tax. Tax expense is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive loss or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted at the end of the reporting period. Genalta periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where Genalta is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which Genalta expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and Genalta intends to settle its current tax assets and liabilities on a net basis.

Deferred taxes are recognized as an expense or income, except when they relate to items that are recognized in other comprehensive loss or directly in equity.

The Company follows ASC 740, Income Taxes, on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At September 30, 2014 and 2013, Genalta had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities are included in other expenses. For the years ended September 30, 2014 and 2013, Genalta did not incur any penalties and interest. Genalta’s evaluation of uncertain tax position was performed for tax years ended September 30, 2010 and forward, the tax years which remain subject to examination by Canada Revenue Agency at September 30, 2014.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

Overview

Global Ampersand LLC was formed under the state laws of Delaware on August 26, 2006 and is wholly-owned by ACM California LLC. Global engages in activities related to developing, owning, managing and operating biomass energy production facilities. Global owns a 100% capital interest in El Nido Power, LLC (“El Nido”) and Ampersand Chowchilla Biomass LLC (“Chowchilla”), respectively. El Nido and Chowchilla each operates a 12.5 MW biomass-fired electrical generation facility in El Nido and Chowchilla, California. El Nido and Chowchilla each use wood waste, construction waste, agricultural products, and other types of organic materials as fuel to generate electricity for sale to utility companies.

Certain costs of energy generation facilities built in the United States may qualify for energy investment tax credits as provided under Section 48 of the Internal Revenue Code of 1986, as amended (the “Code”) (“Section 48 Tax Credit”) or alternatively, upon election, may be eligible for the United States Department of the Treasury (“Treasury”) grant payment for specified energy property in lieu of tax credits pursuant to a Section 1603 Grant.

Global is an exempt wholesale generator pursuant to Section 1262(6) of the PUHCA as determined by the Federal Energy Regulatory Commission. Global sells electricity to PG&E pursuant to two PPAs, each 15 years in term. On December 12, 2008, the Chowchilla facility’s commercial operation date was achieved with the PPA beginning on that date and continuing through December 11, 2023. In February 2009, the El Nido facility’s commercial operation date was achieved with the PPA beginning on that date and continuing through February 2031.

Significant Factors and Trends Affecting Global’s Business

Biomass power generation is dependent on market prices for energy, capacity, renewable credits and biomass fuel and the demand for renewable electricity. Entering into a long-term PPA conveys all energy, capacity and renewable energy credits generated by the plants to the buyer for a period of time and limits the plant’s dependence on market prices, except prices for biomass fuel.

Biomass fuel includes a wide variety of feed stocks, including construction waste, agricultural waste, logging and sawmill waste, tree trimmings and municipal green waste. Due to the variety of feed stocks and the distance that biomass fuel can be economically transported, factors affecting price are often regional and typically only affect a limited number of feed stocks. Biomass fuel is typically processed using diesel powered tub grinders or chippers and is transported by truck. Therefore, the price of diesel influences the processing and transportation costs for biomass fuel.

Significant Factors Affecting Results of Operations and Financial Condition

On December 12, 2008, the Chowchilla facility’s commercial operation date was deemed and the term of the PPA began and will continue through December 11, 2023. On February 21, 2009, the Merced facility’s commercial operation date was deemed and the term of the PPA began and will continue through February 20, 2024. The plants required extensive field testing which extended into 2013. During this period of time, maintenance and repair costs were high as compared to other biomass plants. As improvements were made and preventative maintenance schedules established, costs have been reduced. As a result of the expenditures, electricity generation and revenues have improved.

Results of Operations—Global Ampersand LLC and Subsidiaries

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

The following table sets forth the operating results of Global for the nine months ended September 30, 2014 and 2013. The period to period comparisons of the nine-month results of operations that follow are not necessarily indicative of future results.

	Nine Months Ended September 30,		Increase (Decrease) ($)	Increase (Decrease) (%)
	2014	2013
Statement of Operations Data
Revenues	$12,134	$11,959	$175	1%
Operating Expenses	13,391	14,777	(1,386)	(9%)

Loss from Operations	(1,257)	(2,818)	1,561	(55%)

Other Income (Expense)
Grant income	91	74	17	23%
Interest expense	(4,521)	(4,258)	(263)	6%

Total Other Expense	(4,430)	(4,184)	(246)	6%

Net Loss	$(5,687)	$(7,002)	$1,315	(19%)

Revenues

Global derives revenue from the generation of energy and ancillary products. Energy generation is recognized as electricity is generated from biomass power facilities and delivered to the grid. Revenues are recorded on an accrual basis and are based on actual output and contractual sales prices.

During the nine months ended September 30, 2014 and 2013, Global sold 105,069 and 102,663 MWh of electricity, respectively, to PG&E at the contract price as set forth in Global’s PPA with PG&E. The increase in revenue and energy generation period-over-period was a result of improved operations due to investments in Global’s plants. The contract price obtained by Global for its electricity remained unchanged year over year under Global’s PPAs with PG&E. Any change in the realized average electricity price received is a result of seasonal changes in power prices under Global’s PPAs. Global receives a premium for electricity generated and sold during peak demand seasons and at peak demand periods during the day. Electricity sold during time periods of low demand is sold at a discount.

Operating Expenses

Operating expenses include all direct costs associated with energy generation. Such direct costs include O&M, cost of fuel, labor and depreciation and amortization. The O&M expense category includes interconnection costs, turbine servicing costs, property taxes, insurance, materials, supplies, shared services and administrative expenses attributable to projects and costs and expenses under administrative service agreements, O&M agreements, and general and administrative expenses. Depreciation for the biomass plant is calculated using the straight-line method over the assets’ useful lives of 20 years and the remaining assets are depreciated over five to 10 years.

The decrease period-over-period for the nine months ended September 30, 2014 and 2013 for costs of revenues was principally the result of reduced O&M expenses and lower fuel costs.

•

O&M expense decreased period-over-period by $1,425 to $4,053 for the nine months ended September 30, 2014 from $5,478 for the nine months ended September 30, 2013. This decrease was a result of various improvements made in 2013 and early 2014 that reduced maintenance costs, chemical usage and improved plant reliability. Global reduced chemical costs by $105 for the nine months ended September 30, 2014 by modifying the plant’s ammonium injection system, adding a sodium bicarbonate injection system and negotiating discounts with various suppliers. Global reduced its vehicle and rolling stock costs by $223 and diesel fuel usage by $26 by replacing its loaders with newer, more efficient units. Global upgraded various components in its fuel handling system, which included disk screens, hoggers and spiker rolls as well as improved its preventative maintenance program on the fuel handling system. As a result, parts and maintenance on the fuel systems were reduced by $116 and reliability improved. Experience and training of staff also reduced the usage of outside contractors, resulting in a $93 reduction for outage services and a $129 reduction for environmental and professional consulting as well as reduced downtime. Investment in the baghouse and ash handling system in 2013, including aligning air lances, replacing rotary valves and changing cages and bags, caused a reduction in expenditures in 2014 of $160.

•

Cost of fuel decreased period-over-period by $230 to $4,145 for the nine months ended September 30, 2014 from $4,375 for the nine months ended September 30, 2013. This decrease was a result of a lower average cost of fuel at both plants. Labor remained relatively flat, decreasing slightly period-over-period by $46 to $2,725 for the nine months ended September 30, 2014 from $2,771 for the nine months ended September 30, 2013. This was a result of eliminating one position at the plants.

•

Depreciation remained relatively flat, decreasing slightly period-over-period by $29 to $1,584 for the nine months ended September 30, 2014 from $1,613 for the nine months ended September 30, 2013. This was a result of fully depreciating equipment which was depreciated over five years and first used in 2008 and 2009. This included the truck tipper, computer equipment and safety equipment.

•

General and administrative expenses pertain to operational expenses and include rent, property taxes, utilities, insurance and professional fees. The increase period-over-period for the nine months ended September 30, 2014 and 2013 by $344 to $884 for the nine months ended September 30, 2014 from $540 for the nine months ended September 30, 2013 was principally a result of a property tax settlement and changes in insurance costs while rent expense and utilities remained relatively unchanged.

•	The property tax settlement of $132 was the result of finalizing the assessed value of the both properties which had been disputed since 2008. Property taxes also increased by $19.

•

Insurance expense increased period-over-period by $50 to $257 for the nine months ended September 30, 2014 from $207 for the nine months ended September 30, 2013. This increase was a result of upgrading rolling stock, increases in coverage and payment timing.

Other Income (Expense)

Other income (expense) is comprised of interest expense and income as well as other income through the receipt of grants from government entities.

•

Interest expense increased period-over-period by $263 to $4,521 for the nine months ended September 30, 2014 from $4,258 for the nine months ended September 30, 2013. This increase was a result of increases in debt.

Grant income increased period-over-period by $17 to $91 for the nine months ended September 30, 2014 from $74 for the nine months ended September 30, 2013. This increase was a result of the timing of payments received in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table sets forth the operating results of Global for the years ended December 31, 2013 and 2012:

	Year ended December 31,		Increase (Decrease) ($)	Increase (Decrease) (%)
	2013	2012
Statement of Operations Data
Revenues	$15,966	$13,245	$2,721	21%
Operating Expenses	19,989	19,297	692	4%

Loss from Operations	(4,023)	(6,052)	2,029	(34%)

Other Income (Expense)
Interest expense	(5,732)	(6,290)	558	(9%)
Interest income	—	99	(99)	(100%)
Grant income	120	18	102	567%

Total Other Expense	(5,612)	(6,173)	561	(9%)

Net Loss	$(9,635)	$(12,225)	$2,590	(21%)

Revenues

Global derives revenue from the generation of electricity. Energy generation is recognized as electricity is generated from biomass power facilities and delivered to the grid. Revenues are recorded on an accrual basis and are based on actual output and contractual sales prices.

During the years ended December 31, 2013 and 2012, Global sold 137,753 and 115,886 MWh of electricity, respectively, to PG&E at the contract price as set forth in Global’s PPA with PG&E. The 19% increase in electricity generation and 21% increase in revenue year over year was a result of improved operations due to investment in Global’s plants in 2011. The contract price obtained by Global for its electricity remained unchanged year over year under Global’s PPA with PG&E. Any change in the realized average electricity price received is a result of seasonal changes in power prices under Global’s PPA.

The O&M expense category includes interconnection costs, turbine servicing costs, materials, supplies, shared services and administrative expenses attributable to projects, and costs and expenses under administrative service agreements, O&M agreements, and general and administrative expenses. Depreciation for the biomass plant is calculated using the straight-line method over the assets’ useful lives of 20 years and the remaining assets are depreciated over five to 10 years.

The increase year over year for the years ended December 31, 2013 and 2012 for costs of revenues was principally the result of increased variable costs due to improvements in capacity and availability and transition costs associated with changing operators.

•

O&M expense increased year over year by $805 to $6,526 at December 31, 2013 as compared to $5,721 for the year ended December 31, 2012. This increase was a result of transition costs from changing operations companies that increased operator expenses by $158, increase of $116 for rolling stock expenses and rentals due to aging loaders, increase in outside services of $133 due to the hiring of a fuel manager in late 2012 and an environmental retest in 2013, and an increase of $535 for major outages due to the rebuilding of the turbine driven feed pumps, installation of instrumentation, replacement of nozzles and tube replacement. This was offset by a decrease of $163 for chemicals due to improvements to the ammonia injection system and the addition of a sodium bicarbonate injection system that reduced usage of limestone to control SO2.

•

Cost of fuel expense increased year over year by $383 to $5,756 for the year ended December 31, 2013 from $5,373 for the year ended December 31, 2012. This increase was a result of a 19% increase in electricity generation capacity factor and a 9% increase in plant availability that resulted in increased fuel usage.

•

Cost of labor increased year over year by $489 to $4,583 for the year ended December 31, 2013 and $4,094 for the year ended December 31, 2013. This increase was a result of transition expenses from changing operators, increasing employees from 35 at the beginning of 2012 to 40 at the beginning of 2013 and an $81 increase in workers compensation insurance that was offset by an $82 decrease due to the discontinuing of the defined pension plan.

•

Depreciation expense remained relatively flat, increasing slightly year over year by $11 to $2,151 for the year ended December 31, 2013 from $2,140 for the year ended December 31, 2012. This was a result of the addition of spike rolls to the fuel feed system during the fourth quarter of 2012. Improvements made during 2012 and 2013 were primarily classified as major repairs or major maintenance.

•

General and administrative expenses pertain to operational expenses and include rent, property taxes, utilities, insurance and professional fees. The decrease year over year for the years ended December 31, 2013 and 2012 in general and administrative expenses was principally the result of property tax settlements and adjustments in 2012 while rent expense remained relatively unchanged.

•

Property tax expense decreased year over year by $379 to $298 for the year ended December 31, 2013 from $677 for the year ended December 31, 2012. Sales tax also declined by $51. The decrease was due to a property tax settlement in 2012, which included a reduced assessed value on the property that reduced 2013 property taxes and reduced out of state purchases in 2013.

•

Legal and accounting expense decreased year over year by $169 to $61 for the year ended December 31, 2013 from $230 for the year ended December 31, 2012 and consulting fees declined by $129. Global incurred legal, accounting and consulting costs in 2012 related to its 1603 Treasury Grant Filing and to obtain a letter of credit.

Other Income (Expense)

Other income (expense) is comprised of interest expense and income, gain on sale of assets as well as other income through the receipt of grants from government entities.

•

Interest expense decreased year over year by $558 to $5,732 for the year ended December 31, 2013 from $6,290 for the year ended December 31, 2012. This decrease was a result of a $10,169 reduction in long-term debt.

•	Interest income in 2012 was the result of $5 of interest on PG&E deposits that were returned in 2012 when Global posted a letter of credit and $94 of increased interest income.

•

Grant income increased year over year by $102 to $120 for the year ended December 31, 2013 from $18 for the year ended December 31, 2012. This increase was a result of a Treasury Grant awarded in the end of the third quarter of 2012 and a second Treasury Grant awarded in January 2013.

Liquidity and Capital Resources—Global Ampersand LLC and Subsidiaries

Liquidity Position

	September 30, 2014	December 31
		2013	2012
Cash and cash equivalents	$417	$442	$665
Security deposits(1)	1,547	1,507	1,489
Letter of credit facilities	8,000	8,000	8,000

Total	$9,964	$9,949	$10,154

(1)	Consists primarily of $1,000 performance assurance with PG&E, $300 deposit for letters of credit and $247 of general deposits as of September 30, 2014.

Overview

Global’s liquidity position, as measured by cash and cash equivalents, security deposits plus letter of credit facilities, decreased by $205 during 2013 and increased by $15 during the nine months ended September 30, 2014. Global posted a letter of credit with PG&E in the fourth quarter of 2012 as part of a performance assurance and PG&E returned a deposit which Global had previously provided. The return of the deposit right before year end resulted in the 2012 year-end cash and cash equivalents being higher than 2013 year-end cash and cash equivalents. The increase during the nine-month period ended September 30, 2014 was attributable to lease deposits with Cat Financial for loaders, which is recorded as security deposits.

Global has historically focused capital expenditures on refurbishing the biomass power plants and improving operations. Capital expenditures have been funded by borrowings from related parties.

Global’s letter of credit facilities contain customary representations, warranties and covenants and events of default customary for financings of this type. As of September 30, 2014, Global was in compliance with all applicable covenants.

Global generally manages cash and debt to provide for working capital requirements as needed.

The consolidated financial statements of Global have been prepared on a going concern basis. Global’s ability to continue as a going concern is dependent upon the continuing ability to obtain debt or equity financing to fund its operations until positive cash flow is generated from ongoing business operations. See Note 2 to the audited consolidated financial statements of Global for further information.

Cash Flows

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

	2014	2013	Change
Nine Months Ended September 30,
Net cash used in operating activities	$(1,468)	$(1,869)	$401
Net cash provided by financing activities	1,442	1,605	(163)

Net Cash Used in Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2014 compared to net cash used in operating activities during the nine months ended September 30, 2013 decreased due to improvements in generation and various cost reductions. Accrued interest increased by $143 during the nine months ended September 30, 2014 compared to September 30, 2013.

Net Cash Provided by Financing Activities

	2014	2013
Nine Months Ended September 30,
Cash advances on debt	$1,450	$1,630
Cash payments made on debt	(8)	(25)

Net cash provided by financing activities	$1,442	$1,605

Net cash provided by financing activities during the nine months ended September 30, 2014 compared to net cash provided by financing activities during the nine months ended September 30, 2013 decreased slightly as a result of reduced cash funding needs.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	2013	2012	Change
Year Ended December 31,
Net cash used in operating activities	$(2,552)	$(2,371)	$(181)
Net cash used in investing activities	—	(231)	231
Net cash provided by financing activities	2,329	3,223	(894)

Net Cash Used in Operating Activities

Net cash used in operating activities during the year ended December 31, 2013 compared to net cash used in operating activities during the year ended December 31, 2012 increased primarily due to the return of cash held by PG&E for the performance assurance. Global was able to replace an $8,000 cash deposit with a letter of credit during 2012 and an agreement to accrue interest totaling $4,002 on debt in 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities during the year ended December 31, 2012 was due to purchases of property, plant and equipment. Global did not purchase any equipment which was classified as capital expenditures during the year ended December 31, 2013. All purchases in 2013 of parts and equipment were classified as repairs and maintenance, spare parts or small tools.

Net Cash Provided by Financing Activities

	2013	2012
Year Ended December 31,
Proceeds from note payable	$483	$—
Cash advances on debt	1,880	3,257
Cash payments made on debt	(33)	(34)

	$2,330	$3,223

Net cash provided by financing activities during the year ended December 31, 2013 compared to net cash provided by financing activities during the year ended December 31, 2012 increased as a result of proceeds from note payable of $483, partially offset by a reduction in cash advances received from Global’s lender of $1,378 from 2012 to 2013.

Debt Service and Other Contractual Obligations

The following table summarizes the contractual obligations of Global as of December 31, 2013:

	Payments due by period
	2014	2015	2016	2017	2018	Thereafter
Contractual Obligations
Land lease payments[1]	$192	$192	$192	$204	$204	$612

Total	$192	$192	$192	$204	$204	$612

(1)	Represents various agreements that provide for payments to landowners for the right to use the land upon which the projects are located.

Off Balance Sheet Arrangements

Global has no off balance sheet arrangements.

Critical Accounting Policies

The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. Global considers an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, Global evaluates estimates and the application of the policies. Global bases estimates on historical experience, current conditions and on various other assumptions that Global believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that Global believes are critical to the preparation of the consolidated financial statements are presented below.

Revenue Recognition

Global derives revenue from the generation of energy. Energy generation revenue is recognized as electricity is generated and delivered to the grid from either the Chowchilla or Merced biomass power facilities, and collectability is reasonably assured. Revenues are based on actual output and contractual sale prices set forth in long-term PPAs, assuming all other revenue recognition criteria are met. Global evaluates its PPAs to determine whether they are in substance leases or derivatives and, if applicable, recognizes revenue pursuant to ASC 840 Leases and ASC 815 Derivatives and Hedging, respectively. As of December 31, 2013 and 2012, there were no PPAs that are accounted for as leases or derivatives and revenue is recognized on an accrual basis.

When Global is eligible for Section 1603 Grants, Global recognizes receivable and corresponding deferred revenue for the grants when the Facilities are placed in service and the Section 1603 Grant is awarded. Eligibility and collectability are determined based upon an analysis of the related Facilities compliance with legal and regulatory requirements, and completion of related Section 1603 Grant applications. Deferred grant income is amortized using the straight-line method over the useful life of the related Facilities.

Accounts Receivable

Global’s receivables are uncollateralized customer obligations generated by selling electricity generated in the energy markets under PPAs. Global maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts. The allowance is based upon the creditworthiness of Global’s customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance.

Impairment of Long-Lived Assets and Intangible Assets

Global periodically evaluates its investments in long lived assets for impairment whether events have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, Global uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

Provisions

Provisions are recognized when Global has a present obligation (legal or constructive) as a result of a past event, it is probable that the entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Income Taxes

Global accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts for financial reporting purposes.

Global records valuation allowances to reduce its deferred tax assets to the amount expected to be realized. In assessing the adequacy of recorded valuation allowances, Global considers a variety of factors including the scheduled reversal of deferred tax liabilities, future taxable income and prudent and feasible tax planning strategies.

Global follows applicable authoritative guidance on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. As of the balance shelf dates, Global had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities are included in general and administrative expenses. For the years ended December 31, 2013 and 2012, Global did not incur any penalties and interest.

RECENTLY ISSUED ACCOUNTING STANDARDS

The following recently issued accounting standards will apply to LightBeam and the predecessors on a combined basis, giving effect to the Acquisitions and the completion of this offering.

In November 2014, FASB issued Accounting Standards Update (ASU) 2014-17, Pushdown Accounting, which gives an acquired entity the option of applying pushdown accounting in its stand-alone financial statements upon a change-in-control event. ASU 2014-17 is effective immediately. The adoption of ASU 2014-17 will have no impact on the financial position, results of operations or cash flows of LightBeam following this offering.

In September 2014, FASB issued ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force), which amends current guidance for stock compensation tied to performance targets. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. ASU 2014-12 will be effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The adoption of ASU 2014-12 is not expected to have a material impact on the financial position, results of operations or cash flows of LightBeam and the predecessors.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The standard will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related disclosures in certain circumstances. The new standard incorporates and expands upon certain principles that are currently in the auditing standards. Specifically, the new standard defines substantial doubt, requires assessments each annual and interim period, provides an assessment period of one year from the issuance date, and requires disclosures both when substantial doubt is alleviated by management’s plans and when substantial doubt remains unalleviated. ASU 2014-15 will be effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. LightBeam is currently in the process of evaluating the impact of adoption of this ASU on its consolidated financial statements following this offering.

In May 2014, the FASB issued ASU 2014-09, Revenues from Contracts with Customers, which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which such company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance will be effective for LightBeam in the first quarter of its fiscal year ending December 31, 2017. LightBeam is currently in the process of evaluating the impact of this adoption of this ASU on its consolidated financial statements following this offering.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

LightBeam and the predecessors have limited exposure to market risk due to the nature of the financial instruments carried on their balance sheets. Financial instruments as of each company’s respective balance sheet dates consisted of cash and cash equivalents, security deposits, accounts receivable, accounts payable, accrued liabilities, long-term debt and credit facilities. Each company’s financial position is subject to market risk, including, but not limited to, changes in the value of financial instruments including those resulting from changes in interest rates and foreign currency exchange rates. As of each company’s respective balance sheet dates the fair value of these financial instruments approximated carrying values.

Each company is exposed to changes in interest rates primarily through amounts outstanding under various credit facilities. As of each company’s respective balance sheet date, management has analyzed the effect of interest rates on the various credit facilities, for which there was approximately $174,000 of outstanding borrowings as of each company’s respective balance sheet date. Based on the outstanding borrowings under the various agreements at each company’s respective balance sheet date, increase in the interest rate would result in an additional $1,740 of annual interest expense.

LightBeam and the predecessors are subject to foreign currency risk through international operations. Genalta and SPGP carried cash denominated in foreign currencies, primarily in the Canadian Dollar and British Pound Sterling. Accounts whose functional currency is not the U.S. dollar and translated using exchange rates in effect at period-end for assets and liabilities and exchange rates averaged over the period for results of operations. The related translation adjustments are reported in accumulated other comprehensive income in equity. Transaction gains and losses are reported in the consolidated statement of operations. As a result, both positive and negative currency fluctuations against the U.S. dollar may affect results of operations and accumulated other comprehensive income. Exposure to foreign currency exchange risk is minimized in relation to the results of operations since a significant portion of revenue is denominated in U.S. dollars. This situation may change in the future if revenue earned and expenses incurred denominated in foreign currencies increases.

LightBeam and the predecessors currently do not manage future foreign exchange risk exposures that cause both earnings and cash volatility by utilizing a hedging strategy. As of each company’s respective balance sheet date, LightBeam and the predecessors had no derivative contracts outstanding. LightBeam and the predecessors do not enter into financial instrument transactions for trading or speculative purposes. LightBeam and the predecessors have not established any special purpose entities and do not have any material off balance sheet financing transactions. LightBeam and the predecessors will continue to monitor their foreign currency exposure and will implement a hedging strategy if LightBeam and the predecessors feel that there is a material risk and that the hedge is cost effective.

INDUSTRY

Overview of the Global Electricity Generation Industry

According to EIA International Energy Outlook 2013, global net electricity generation is expected to grow at a CAGR of 2.8% from 2010 to 2020. Although the 2008-2009 global economic recession slowed the rate of growth in global demand for electricity, demand returned in 2010. According to the EIA, net electricity generation from renewable energy accounted for 20.6% of global net electricity generation in 2010, making it the third largest contributor after coal and natural gas. Over the period from 2010 to 2020, the EIA expects net electricity generation from renewable energy to be the fastest growing source of net electricity generation at a CAGR of 4.5%.

Renewable energy is generated using naturally-replenishing resources such as water, wind, sunlight, plant and wood waste / biomass, and geothermal energy. In many parts of the world, increasing concerns regarding manufacturing jobs, security of energy supply and the environmental consequences of GHG emissions, as well as the outlook for fossil-fuel prices, have resulted in governmental policies that support an increase in electricity generation from renewable energy. The significant growth in electricity generation from renewable energy is principally the result of an improvement in the cost competitiveness of renewable energy technologies and support from governments to increase the contribution of electricity generation from renewable energy. By 2020, net electricity generation from renewable energy is projected to account for 24.4% of global net electricity generation. While wind and solar resources are intermittent, depending on the time of day and climatic conditions, improving storage technology and the dispersing of wind power and solar power projects over wide geographic areas can mitigate these concerns.

Natural gas is expected to be the third fastest growing source of electricity generation. An increase in unconventional natural gas resources such as shale gas, in particular, in North America, is expected to result in growth in net electricity generation from natural gas at a CAGR of 2.2% from 2010 to 2020.

The EIA expects net electricity generation from nuclear power to increase at a CAGR of 3.3% from 2010 to 2020. However, there is still considerable uncertainty regarding the future of nuclear power, which suggests that the EIA’s expectations for the addition of new nuclear power generating capacity may not be fully realized. Further, the EIA expects approximately 98% of the increase in net electricity generating capacity from nuclear power to occur in non-OECD countries, with China, Russia and India accounting for the largest growth through 2020. Future net electricity generation from renewable energy, natural gas, and, to a lesser extent, nuclear power is largely expected to displace net electricity generation from coal, although coal is expected to remain the largest source of global net electricity generation through 2020.

Source: International Energy Outlook 2013 – U.S. Energy Information Administration

Over the period from 2010 to 2020, the EIA expects 45% and 34% of the increase in net electricity generation from renewable energy to be from hydro power and wind power, respectively. While hydro power represented 81.5% of global net electricity generation from renewable energy in 2010, its contribution is expected to decline to approximately 68.4% by 2020 as projects utilizing other renewable energy technologies, including wind power and solar power, come online. Net electricity generation from wind power is expected to increase at a CAGR of 10.5% from 2010 to 2020, increasing its contribution to global net electricity generation from renewable energy from 8.2% in 2010 to 17.5% in 2020.

Global Net Electricity Generation from Renewable Energy by Energy Source

Source: International Energy Outlook 2013 – U.S. Energy Information Administration

Drivers of Growth in Renewable Power

In many countries and power markets around the world, governments and electricity customers are concerned with issues of energy security, sustainability and the environmental impacts related to power generation. Renewable power has advantages in these areas relative to traditional thermal power generation. These advantages have led governments to promote the adoption of renewable power in many jurisdictions throughout the world. In addition, advancements in renewable power technology that improve efficiency and lower costs also enhance growth. Significant growth drivers that may increase the use of renewable power include:

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No fuel requirement. The majority of power generation plants currently in operation are fueled by coal, nuclear and natural gas. Changing supply and demand factors for these fuels lead to price volatility for the generator plants that purchase them, which in turn can lead to volatility in the price of electricity paid by off-takers and end-use customers. In addition, some generators must import fuels from other countries and are exposed to market disruptions and political risks as a result. Renewable power relies on freely available sources of fuel, such as wind, water and sun and is not subject to fuel-price volatility or market disruptions. As power generation from renewable sources increases in a market or country, concerns about energy, security and price volatility in that market may be reduced. As a result, governments have an incentive to continue to promote further development of renewable power generation.

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Environmental concerns over thermal power generation. Traditional fossil-fuel based thermal power generation emits greenhouse gas emissions and other pollutants that renewable sources of power generally do not. Government incentives or mandates to use a specified proportion of renewable power generation in the overall power generation mix can help jurisdictions achieve targets to limit or reduce greenhouse gas emissions and other harmful pollutants. Stricter environmental regulations in certain jurisdictions may have the effect of increasing the cost of thermal power generation, which can bring renewable power generation closer to grid-parity in those jurisdictions.

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Reductions in the cost of renewable power generation. As a result of the decreasing construction and operating costs of renewable power, technological advancements and efficiency improvements, and tax subsidies being provided in many jurisdictions, the cost of renewable power has come down significantly and in some cases is comparable to older technology. According to a study by Lazard’s Global Power, Energy and Infrastructure Group, the cost of utility-scale solar energy is as low as 5.6 cents per kilowatt-hour, and wind is as low as 1.4 cents. In comparison, the cost of natural gas is at least 6.1 cents per kilowatt-hour and coal costs 6.6 cents. Without subsidies, the firm’s analysis shows solar costs of at least 7.2 cents per kilowatt-hour, with wind costing 3.7 cents.

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Challenges to aging and traditional thermal and nuclear power generation. The continued reliance on large aging coal and nuclear plants is a source of concern for power system regulators and the general public. Coal plants are facing increasing legislative pressures to make significant environmental compliance investments. In some cases, these increased environmental compliance costs are accelerating the retirement of coal plants, which need to be replaced with new capacity. Following the 2011 Fukushima nuclear disaster in Japan and in light of ongoing cost uncertainties and concern over nuclear waste disposal, public opposition to new nuclear construction and to further extending investments in existing nuclear plants has increased. Continued retirements of aging thermal and nuclear plants provide additional development opportunities for renewable power to fill that supply gap.

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Governments in many jurisdictions are using a variety of policies to encourage development of renewable power. According to REN21, a global policy network backed by the IEA, at least 118 countries (including all 27 European Union countries) had renewable energy targets in place by early 2012, and 109 countries had policies to support renewable energy in the power sector, including tax subsidies, grants, low-cost loans, FITs and RPS. The EIA indicates that 29 U.S. states and the District of Columbia have RPS or similar policy goals in place that require load-serving utilities to procure electricity from renewable energy generating sources.

Overview of Core Power Markets

Renewable Power Generation Market in the United Kingdom

The U.K. faces the challenges of replacing life-expiring coal and nuclear generating capacity and complying with policy objectives to cut carbon emissions.

The DECC estimates that about a fifth of the U.K.’s electricity generating capacity may have to close over this decade as the U.K.’s power stations age and as EU environmental legislation, notably the LCPD and IED, impose stricter standards. Specifically, there is a requirement to close coal and oil stations that have “opted out” of the LCPD that will lead to the retirement of 12 GW of major capacity in Great Britain by 2016. The LCPD aims to reduce emissions of sulphur dioxide, nitrogen oxides and dust from large combustion plants. All plants built after 1987 must comply with the emission limits in LCPD. Existing plants can either comply with the LCPD through installing emission abatement equipment or elect to “opt out” of the directive. All existing plants that “opt out” must close by the end of 2015, driving the need for new generation plants to be commissioned in order to maintain the country’s security of supply. The IED imposes similar restrictions on conventional generation, with remaining coal-fired and some gas-fired generation expected to close by 2023.

The EU and U.K. targets for reducing carbon emissions also require investment in low carbon electricity generation. Compared to other EU Member States, the U.K. generates a relatively low proportion of electricity from renewable sources. DECC has estimated that in 2011, only 3.8% of gross energy consumption (including electricity and other uses of energy output such as heating and transportation) was procured from renewable sources versus the national target of 15% by 2020. The share for electricity (excluding other types of energy consumption) was 9.2% in 2011 from renewable sources, up from 6.7% in 2010.

The U.K.’s national target under the Renewable Energy Directive is for 15% of gross energy consumption to come from renewable sources by 2020. The U.K. government put in place a Renewable Energy Roadmap in July 2011 to achieve that objective, which was then updated in December 2012.

Growth Drivers / Current Support Mechanisms for U.K. Renewable Power Generation

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The Renewables Obligation. The RO has been the primary support mechanism for renewable electricity projects in the U.K. to date. The RO came into effect in 2002 in England, Wales and Scotland, followed by Northern Ireland in 2005. It places an obligation on energy suppliers to source an annually increasing proportion of the electricity they supply to customers from eligible renewable sources. In order to comply with their obligations, suppliers may present ROCs or pay a buyout price to the Office of Gas and Electricity Markets (“Ofgem”). ROCs are green certificates that are issued to generators for each “unit (MWh)” of eligible renewable electricity generated. Once a renewable generator is found eligible, it will receive ROCs for 20 years. Suppliers purchase the necessary ROCs from generators (together with the electricity generated) in lieu of having to pay the buyout price for any obligation that is not covered by the required amount of renewable generation. The buyout price per MWh of electricity is adjusted by Ofgem each year to reflect changes in the retail price index (“RPI”). It was £30 per MWh in the base year, 2002 / 2003. The buyout price for 2013 / 2014 has been set at £42.02 per MWh. The price suppliers will pay to renewable generators for ROCs tracks closely with the buyout price set by Ofgem.

In addition to the ROC price, suppliers may also pay generators a “ROC Recycle” price on a £/MWh basis. The ROC Recycle price is determined annually based on the total buyout payments to Ofgem in a given compliance year. Ofgem pools these funds and then divides the aggregate amount by the number of ROCs generated in that compliance year. This value becomes the ROC Recycle price. The ROC Recycle funds are redistributed to suppliers pro-rata based on each supplier’s annual ROC compliance. Suppliers may, but are not obligated to offer generators the ROC Recycle price as part of a PPA. The table below shows the final ROC Recycle price for recent compliance years:

Obligation Period	Final recycle value (£/MWh)
2013-14	£0.70
2012-13	£3.67
2011-12	£3.58
2010-11	£14.35
2009-10	£15.17
2008-09	£18.61

Pursuant to the EMR, the RO will close to all new generation in the future, with the closing date depending on the technology. The U.K. solar projects in our Initial Portfolio that are under construction are scheduled to reach commercial operation in the first six months of 2015. Solar PV projects greater than 5 MW are not eligible to participate in the RO after March 31, 2015 unless they have achieved certain milestones that provide them with a grace period through March 2016 to achieve final accreditation. We expect that each of the solar PV projects in our Initial Portfolio will achieve commercial operation by March 31, 2015 or qualify for such grace period. The milestones involve having satisfied financial commitment requirements, or having received preliminary accreditation by May 13, 2014, or satisfying certain grid connection requirements by March 31, 2015. Doing so extends their eligibility to participate in the RO through March 31, 2017. Wind projects will be eligible to participate in the RO through March 2017. The RO will be replaced by a CFD scheme. In its December 2013 report titled “Electricity Market Reform Delivery Plan,” the DECC stated that the CFD will “help achieve total U.K. renewable deployment of around 42 GW by 2020, generating around 109 TWh (or around 33% of electricity but with a range of 30-36%)” and “will be enable additional investments of around GBP 40 billion in renewable electricity generation projects up to 2020.” Existing operational projects (and those which are certified and commence operations) are “grandfathered” under the current regime, which will continue to apply to them (but see below with respect to transitional arrangements and the move to “fixed price certificates”).

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The small scale Feed-In Tariffs. The FIT supports renewable energy generation sites with a capacity of 5 MW or less. Generators are paid a generation tariff for the renewable component of electricity generated and an export tariff for the commodity component of the electricity generated and exported to the grid. Each MWh purchased by an electricity supplier from a FIT project is counted towards the U.K.’s requirement to source 15% of its total energy needs from renewable sources by 2020. Large electricity suppliers are required to purchase energy generated by FIT-eligible projects. While the RO scheme will close to all new renewable projects greater than 5 MW, the FIT scheme will continue to stay in place for renewable projects of 5 MW or less. The small scale FIT applies in Great Britain only; small scale generators in Northern Ireland are supported by the RO.

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The Levy Exemption Certificates (“LECs”). Renewable generators are also eligible to receive transferable exemptions from the Climate Change Levy (“CCL”) in the form of LECs. The CCL is a tax on some non-domestic supplies of energy to help fund carbon reduction initiatives and provide energy efficiency incentives. Businesses can avoid paying the CCL if they source their electricity from CCL exempt sources such as renewable sources (except large-scale hydro). LECs are issued to accredited renewable generators for each MWh of renewable electricity produced. Renewable generators monetize this value through the receipt and sale of LECs, which are bundled with the electricity and ROCs when sold to a supplier. Suppliers use LECs as part of the evidence to demonstrate to HMRC that the electricity they supplied to consumers in the U.K. is from renewable sources and therefore exempt from the CCL. The LEC value is established by the ability to avoid the CCL, which for April 2014 through March 2015 is set at £5.41 per MWh. This aspect of U.K. regulation is set to expire in 2023 and it may or may not be extended.

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The Non-Fossil Fuel Orders. A small minority of wind farms in the U.K. operate under the Non-Fossil Fuel Orders (“NFFO”) and the Scottish Renewables Obligation (“SRO”) of 1994, 1997, and 1998 (1999 in Scotland). NFFO and SRO provide a single fixed price for each unit of power generated by the contracted wind farms and delivered onto the grid over a 15 year period. No new NFFO contracts have been awarded since 1999.

Off-taker Agreements

In the U.K. all electricity suppliers are required to comply with the national RO by procuring ROCs and the associated power from accredited renewable generators. The ROC buyout price is fixed for 20 years, adjusted annually only for inflation. The number of ROCs that are issued to renewable generators for each MWh of eligible generation is based on a multiplier that is determined by Ofgem, based upon the technology and COD of the project. The cost of the ROCs is passed on to consumers through the price at which their suppliers sell them power. To maintain sufficient demand for ROCs each year, Ofgem tracks ROC production, and, if production is expected to exceed the annual RO requirement, Ofgem will increase the RO requirement. In terms of the power price portion of the PPA, as most PPAs have power priced as a pass-through percentage of the wholesale rate, suppliers are essentially taking a transaction fee on the power, which gives them an incentive to compete for and enter into these PPAs, which we expect to continue as long as the RO is in place.

In terms of FIT offtake, only suppliers with more than 250,000 customers are required to participate in the program. However, a number of smaller suppliers may voluntarily participate, since suppliers must enter into off-take agreements with accredited renewable generators in order for the U.K. to achieve its goal of sourcing 15% of total energy needs from renewable sources by 2020. As the FIT price is pegged to a project’s COD, if a given counterparty became bankrupt in the future, we expect that the project would be able to enter into a PPA with another counterparty at the same price.

Most of the customers of projects in the U.K. renewable energy market are power marketing firms that buy wholesale electricity and then supply primarily commercial and industrial customers. Only a small number of suppliers own any of their own generation. Electricity purchased from generators is transmitted to the end users through the National Grid or regional Distribution Network Operators (“DNOs”). All of the U.K. projects in our Initial Portfolio will be interconnected through DNOs. Scheduling and balancing is managed by the supplier who pays for electricity based upon the readings at the project meter at the point of interconnection. End users of electricity receive one bill from suppliers for electricity usage as well as charges to fund these distribution and transmission networks.

As noted above, Ofgem allows suppliers to charge an environmental rider on customer bills to pay for the additional cost of procuring renewable energy, including supplier’s administrative costs. The result is that in the U.K., as compared to markets like the United States, management believes the relationship between off-taker and generator is less adversarial and price competitive, as suppliers have certainty of their ability to recover the costs of renewable energy procurement.

Electricity Market Reform

The Energy Act 2013 provides a legislative framework for EMR which will introduce very significant changes to the U.K. electricity market. In summary, it is comprised of four key components:

(i)	long-term contracts for difference for low carbon generation (“CFDs”);

(ii)	a Carbon Price Floor;

(iii)	a Capacity Mechanism to encourage the availability of capacity, demand reduction measures and storage in order to ensure security of supply; and

(iv)	an “Emissions Performance Standard” to limit how much carbon power stations can emit.

Two of these components are of particular relevance to the renewables sector: CFDs and the carbon price floor.

Commencing in 2015, generators with a CFD will receive a 15-year, fixed strike price for power generated, indexed to the Consumer Price Index. The electricity will be sold into the market under a PPA, and any shortfall (or excess) in the market price will be paid (or retained) by a U.K. government counterparty. CFDs will be allocated under annual rounds, in which the strike price will be determined. In each round, generators will bid a specified strike price, although if the amount of power supply in any auction exceeds the available demand (determined by the U.K. government) not all bidders may receive a CFD. There will be separate allocations and budgets for different technologies, in particular distinguishing between established and new technologies. If the budget is insufficient to satisfy all applications for a CFD, what is known as “constrained allocation,” projects in the same situation will have to compete with one another for a CFD. The most expensive schemes which require higher strike prices will be unsuccessful in obtaining a CFD. Solar PV and onshore wind are “established technologies” and will compete for the same allocation. It is predicted that there will be constrained allocation for established technologies.

The CFD counterparty will be a government-owned counterparty, the Low Carbon Contracts Company Ltd. A supplier obligation is being introduced to fund CFDs.

Under transitional arrangements, ROCs issued after April 1, 2027 will be replaced with “fixed price certificates” a new form of certificate. DECC has indicated that the intention is to maintain levels and length of support for existing participants under the RO with the long-term value of a fixed price certificate to be set at the prevailing ROC buy-out price in 2027 plus 10% and indexed to either CPI or RPI, which the U.K. government has said it intends to target as the long-term value of the ROC. A key feature of the fixed price certificate is that the U.K. will become the single buyer of renewable attributes.

The second key element, the carbon price floor, was introduced to encourage additional investment in low-carbon power generation by providing greater support and certainty to the carbon price. The floor will be based on an assessment of a desired target price for carbon realized by the EU Emissions Trading Scheme (ETS) and will be given effect by levying carbon price support on fossil fuel generators in the U.K. under the Climate

Change Levy. Carbon price support is likely to affect RO-supported renewable generators by increasing the wholesale electricity market price to reflect the additional carbon costs incurred by fossil fuel generators.

Outlook

We believe that wholesale power prices are likely to rise at or above the U.K.’s rate of inflation in the near future. From 2001 through November 2014, wholesale power prices in the U.K. increased at a compound annual rate of 6.45% compared to 2.82% for the RPI. Ofgem expects power prices to continue to rise primarily as a result of the market’s increased reliance on natural gas generation which is expected to double between now and 2020 as the U.K. begins the process of retiring a substantial portion of their coal fleet due to age and environmental regulations. In addition, the U.K. is increasingly reliant on European natural gas which is priced on an oil-linked basis.

Renewable Power Generation Market in the United States

Industry participants in the United States have increasingly transitioned to building renewable generation resources in response to more stringent environmental regulations and supportive federal and state incentives and policy initiatives. EEI estimates that 17 gigawatts of new generation capacity was added in the United States in 2013. Natural gas (7,370 MW) and solar (4,936 MW) accounted for the majority of the new capacity, with solar having a record breaking year in 2013 and surpassing wind for the first time as the leading source of new renewable capacity. In 2012, renewables were the dominant source of new capacity within the U.S. power generation industry, contributing 50.2% of capacity growth.

In its “Annual Energy Outlook 2013,” the EIA forecasts that capacity additions from 2012 to 2040 will total 340 gigawatts. Annual additions in 2012 and 2013 remain relatively high, averaging 22 gigawatts per year. Of those early builds, 51 percent are renewable plants.

U.S. federal, state and local governments have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, ITCs, PTCs, cash grants and RPS programs.

Growth Drivers / Current Support Mechanisms of U.S. Renewable Power Generation

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Modified Accelerated Cost Recovery System. Wind and solar projects qualify for the U.S. federal Modified Accelerated Cost Recovery System depreciation. This schedule allows a taxpayer to recognize the depreciation of tangible property on a five-year basis even though the useful lives of such property are generally greater than five years.

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The ITC and 1603 Cash Grant Program. These are U.S. federal incentives that are available after the project commences commercial operations and provide an income tax credit or cash grant for up to 30% of eligible installed costs. A solar project must commence commercial operations on or before December 31, 2016, to qualify for the 30% ITC. A solar project that commences commercial operations after December 31, 2016, may qualify for an ITC equal to 10% of eligible installed costs. Alternatively, in order to qualify for the 1603 Cash Grant, a solar project must have begun construction by the end of 2011 and have commenced commercial operations on or before December 31, 2016. Wind project owners may elect to claim an ITC equal to 30% of the capital cost of qualified equipment for wind projects placed in service on or after January 1, 2009 for which construction begins before January 1, 2014.

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The PTC. The PTC is a U.S. federal incentive that provides a U.S. federal income tax credit on a ¢/kWh basis for all qualifying energy produced by a qualifying U.S. wind project during the first ten years after it commences commercial operations. The PTC is no longer available for new wind projects unless they were “under construction” by the end of 2013 and the developer uses “continuous efforts” towards commencing commercial operations. Under IRS guidance, projects that were under construction by the end of 2013 and have commenced commercial operations by the end of 2015 will be deemed to have used continuous efforts.

•

RPS. RPS are state regulatory programs created by state legislatures to encourage the development of renewable energy. They typically require utilities to produce or procure a certain percentage of their energy needs from renewable energy, and there are typically legislative or regulatory mechanisms put in place to support the collection from customers of costs associated with meeting these renewable targets. According to the DOE, twenty-nine states and the District of Columbia currently have an RPS in place and nine other states have non-binding goals supporting renewable energy. Additionally, several states have pending legislation to adopt new RPS programs. Most states with mandatory RPS programs typically set a target between 10% and 30% of total energy capacity, while other states set a MW target to achieve their RPS goals.

Source: Database of State Incentives on Renewables & Efficiency—Map of RPS Policies

Renewable Power Generation Market in Canada

According to Canada’s National Energy Board (“NEB”), non-hydro renewables were the fastest growing electricity generating source in Canada between 2008 and 2012, with an annual growth rate of 16%. Canada had more than 7,000 MW of wind, solar, biomass, tidal and wave capacity in 2012, accounting for 5.5% of Canada’s total electricity generating capacity. The provinces with the most wind power capacity are Ontario, Quebec and Alberta, while British Columbia is the leader in biomass capacity.

Policy and incentives such as Ontario’s FIT program and other provinces’ renewable energy standards, as well as Federal Government incentive programs and tax credits have contributed to this growth. The NEB also expects that Canada’s portfolio generation mix will continue towards cleaner energy generation sources, including to reflect government and industry efforts to curb energy-related greenhouse gases and to take into account provincial energy strategies. For example, the NEB expects wind to account for 9% of Canada’s total electricity generating capacity by 2035 (from 4% in 2012) and biomass/solar/geothermal to grow to 4% of total capacity (from 2% in 2012).

Current provincial renewable energy objectives expected to support the growth of renewable energy include the following:

High load growth and retirements of existing generators are expected to drive the need for new generation in Alberta. According to the AESO’s 2014 Long-term Outlook, the province’s internal load is expected to grow at an average annual rate of 2.5% from 2014 to 2034. In response to federal regulation, a number of large coal-fired baseload plants will shut down in the next two decades, further highlighting the necessity for additional capacity. Although Alberta has not set a specific renewables target, the combination of the above factors along with the Alberta government’s commitment to implementing an alternative energy framework will continue to encourage investments in renewable generation. For example, under Alberta’s SGER, facilities emitting over 100,000 tons of greenhouse gases per year are required to reduce their emissions intensity by 12% from an established baseline. Facilities that do not meet these targets must comply by paying $15 per excess ton into the specified technology fund or by purchasing Alberta-based offset credits. To this end, large oil and gas companies have started to invest in renewable energy projects in the province to offset carbon emissions. The Government of Alberta recently extended the expiration date of the SGER from September 1, 2014 to June 30, 2015, and is considering whether to extend the regulation for a further period of time.

Given the vast scale of upstream oil and bitumen production in Alberta, there is also significant potential for Waste Gas to Power (“WGP”) projects. Much of the viable waste gas in Alberta is still being flared or vented, and an estimated 2,000 MW of energy is recoverable in the province. Recently, it was announced that LightBeam’s Cadotte Peace River Power Generating Facility became the first flare gas-to-power application to qualify for emissions offset credits in Alberta.

Overview of Sources of Clean Electricity Generation

Solar

Solar PV power generating facilities consist of an array of solar panels. These solar panels are made up of smaller solar cells (often encased in glass to protect them from the elements), which convert electromagnetic radiation from the sun into electricity by means of semiconductors. The semiconductors use photons of light to knock electrons into a higher state of energy to create electricity (known as the photovoltaic effect). The electricity produced by solar PV generating facilities is in the form of direct current (“DC”) (unidirectional flow of electricity). An inverter is required to convert the direct current electricity to alternating current (“AC”), which is the type of current upon which most electricity distribution and transmission grids are based.

Solar power generation by solar PV farms is growing all over the world. Solar PV generation costs remain high in comparison to hydro or wind and in most situations still require government incentives for new projects

Source: Bloomberg New Energy Finance, “H1 2014 Levelised Cost of Electricity—PV” and “Q1 2014 PV Market Outlook,” February 2014

to be built. However, costs have been decreasing steadily due to efficiencies in the supply chain. The cost of solar PV modules is becoming more affordable for large scale projects, and their reliability has been proven for projects operating for more than 20 years. Since the start of 2010, the average total installed cost of utility-scale solar has declined over 50%, according to Bloomberg New Energy Finance.

Solar PV farms do not produce any GHG or acid rain, both of which have significant negative impacts on the environment. Solar energy generation does not result in thermal, chemical, radioactive, water, and air pollution associated with fossil fuel and nuclear generated power. The visual impact of solar projects is generally negligible and the lands occupied are fully rehabilitable without any negative impact after the end of the project and most of the equipment, such as racking and modules, can be fully removed and recycled. In addition, the sun’s availability, in both duration and intensity, is well documented and has generally been monitored for a long period of time. The yearly variation of the resource lies in the 3 to 4% range, which is much lower than the variations observed for hydro and wind resources.

Solar PV farms are relatively easy to build and all costs can be quantified in advance of construction. The construction of a solar farm project consists of standard foundation and racking systems, PV modules, wiring, and connection to the power grid. The civil structures are limited to maintenance access roads, fencing, and a small control building. The maintenance of a solar farm is quite simple considering the fact that there are no mechanical components, such as for turbines. Performance of the PV systems is controlled by a monitoring system and regular maintenance is limited to some cleaning, minor repairs and spare part changes.

Wind

Electricity generated from wind is becoming an increasingly important source of power globally. Wind generation is not subject to fuel price volatility and it produces no greenhouse gas or other emissions. Wind turbines can only generate electricity when the wind blows at speeds within a certain operating range.

Energy is produced from the wind power exerted on the blades of a wind turbine which are attached to a central shaft to rotate a generator. Wind turbines are equipped with a control system which optimizes electrical production and adjusts to varying wind speed and direction.

Wind farms are relatively simple to construct compared to more traditional electricity generating facilities. A typical wind farm can be constructed within a much shorter time frame than other power facilities, such as hydro, natural gas, nuclear, or coal facilities, which can take several years to complete. As a result, wind farms are less susceptible to risks associated with construction delays and cost overruns. Wind farms require only a small percentage of the land they occupy for road access and foundations. The rest of the project’s site is available for other uses, such as agriculture, industry, and recreation. Wind farms do not have any fuel costs and use a remote monitoring system that allows for offsite operation and supervision. In addition, improvements to wind turbine technology have increased the efficiency and reliability of wind energy projects. As a result, operating expenses are low compared to many traditional methods of electricity generation.

Wind technology is improving as a result of taller towers, longer blades and more efficient energy conversion equipment, which allow wind projects to more efficiently capture wind resource and produce more energy. As shown in the table below, the IEA estimates that over the last ten years technology improvements have decreased the cost of wind energy in the U.S. between 24% and 39% depending on wind speed, with the greatest improvements seen at lower wind speeds.

Source: TEA Wind Energy Technology Roundup 2013 Edition

Biomass

Biomass power production is the process of transforming elements of physical chemistry, such as wood residue or agricultural waste into thermal power, through controlled combustion. In order to do this, the combustible material is inserted into a boiler. The combustion is controlled based on the required quantity and the temperature of the air. The vapor that is produced in the boiler is then injected into a turbine, where the energy which it releases is transferred into mechanical energy. The mechanical energy produced by the turbine is then transformed into electricity by the generator.

Biomass combustion is low emissions as it produces negligible amounts of sulfur dioxide and nitrous oxide emissions relative to other fossil fuels. Biomass is a renewable resource that consumes carbon dioxide during its growing cycle. Sources of biomass such as wood waste would otherwise have to be disposed of by either incineration or dumping at a landfill site. As a result, a biomass facility contributes no additional carbon dioxide emissions from those that would otherwise have been produced at incineration facilities or from decay in landfill sites (in which leachates would also be produced). To the extent that energy produced at a biomass plant replaces energy that would have been required from a coal, oil or gas power facility, greenhouse gas emissions are lower.

In addition, there are no known disposal alternatives for waste biomass that can match the environmental performance of the biomass power industry. Some forms of biomass have the added advantage of delivering base load electricity regardless of weather conditions or time of day. While the engineering required to design and construct biomass plants is well known, the cost of construction, operation and maintenance of a baseload biomass project can be greater than for an equivalent sized natural gas plant. When biomass is used to fuel a baseload thermal generation operation, the generator requires 24-hour staffing to handle those operations safely; some other renewable resources, such as solar and wind, do not require direct operator control to produce marketable electricity.

Biomass facilities have relatively low fuel costs since they constitute an alternative to landfilling for most biomass waste suppliers. The volatility of their cost structures is low compared to fossil fueled plants. However, because their fuel source is comprised of various types of burnable waste, sourcing and delivery of appropriate and adequate quantities of fuel to biomass facilities require a greater focus than for most other renewable generating resources. Additionally, the cost of accumulating and harvesting biomass in its raw form can be higher than the cost of extracting fossil fuels. Furthermore, for maximum efficiency, these plants typically require sufficient land around the generating plant to be able to store at least several days, if not weeks, worth of fuel on-site in order to maintain a continuous uninterrupted flow of fuel.

Moreover, California has enacted legislation to promote additional diversion of materials from landfills including AB341 (enacted in 2011), targeting 75% recycling, composting and diversion by 2020. As of 2011, including Chowchilla and El Nido, there were 22 biomass conversion facilities in California, with a total combined capacity of 545 MW.

Waste Gas to Power

WGP is the process of capturing gas discarded by an existing industrial process and using that gas to generate power. Each year, vast quantities of natural gas from upstream oil and bitumen production is flared or vented. This waste gas can be harnessed with well-established technologies to generate electricity.

WGP generates electricity by burning waste gases that would otherwise be flared or vented directly into the atmosphere. Power can be used on-site or sold back to the grid to support corporate and governmental initiatives to conserve gas and generate economical, clean power. The key advantage of WGP systems is that they utilize gas from existing thermal processes, which would otherwise be wasted, to produce electricity or mechanical power, as opposed to directly consuming additional fuel for this purpose.

The construction of WGP facilities involves consideration of the type of waste gas and the specific contaminants that it will contain. This consideration results in the selection of thermal components and associated support systems that are able to process and burn the non-pipeline quality gas without significant damage to the plant equipment over time. Since these plants are often located near the “host” that is providing the fuel source, operation can involve providing electricity to the host’s industrial process. Thus, in some cases the host provides fuel at no cost in exchange for a lower power price or an agreement to pay all operating costs plus provide a measure of profit. In other cases, the plant pays the host for the fuel and sells the power to the grid.

WGP solutions can be implemented at sites that entail substantial waste gas production. The typical host sites include oilfields, natural gas facilities, and petrochemical plants. These types of underlying industrial processes generate gaseous by-products that contain high energy content, which is recovered and converted into useful power via WGP technologies.

The incentives for adopting WGP are multifold. In addition to key environmental and public health benefits for society at large, the host sites that adopt WGP enjoy increased operational efficiency and reliability from having secured a sustainable outlet for waste gas and an additional source of cost-effective power supply. In jurisdictions that impose emissions requirements or require waste gas to be conserved, WGP may also allow producers to meet their regulatory obligations where economics and geography do not permit internally-driven compliance solutions.

BUSINESS

About LightBeam Electric Company

We are a dividend growth-oriented company formed to acquire and manage high quality clean and renewable electric generation projects with stable, long-term cash flow. Our primary business objective is to pay our stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Upon the completion of this offering, we will own a diversified portfolio of projects that are operational, under construction or in advanced development, with a total generating capacity of approximately 239 MW in the United Kingdom, the United States and Canada consisting primarily of solar, as well as wind, waste gas, natural gas, waste heat and biomass power generation. The projects in our Initial Portfolio will sell their electric generating output pursuant to PPAs with creditworthy counterparties, with a capacity-weighted, average remaining life of approximately 18 years. With these agreements and the addition of new electric generating capacity over time, we expect to generate stable and growing cash flow available for distribution to our stockholders.

A differentiated part of our growth strategy is our LDN. Through our LDN, we have developed mutually beneficial relationships with an international group of regional developers who operate in attractive, high growth markets. We have selected our initial Members based on their experience in identifying, developing and operating global clean and renewable power generation projects, the quality of their projects in operation and under construction, and their potential to contribute additional projects to us in the future. We believe that our initial Members are well-positioned to continue to take advantage of the rapid growth of the global clean and renewable power market because of their local knowledge, relationships and expertise.

Our initial Members are those developers from whom we will acquire our Initial Portfolio. We are also in negotiations with certain of our initial Members and other developers for the acquisition of additional projects. Although we plan to primarily acquire projects in operation, we may also acquire projects that are under construction or in advanced development with minimal risk of delay or incompletion.

We believe that being part of our LDN will result in meaningful benefits to our Members that will enhance their competitive position in their respective markets and help drive their growth. Among other benefits, we believe that our relationships with global financial institutions and the cultivation of our relationships with leading vendors of services and equipment required in the electric generation industry will provide our Members with improved access to construction financing on more favorable terms, and increased purchasing power and reduced costs for their procurement of equipment and services. As a result, we expect that our Members will be able to execute their development activities on a more efficient and profitable basis, and that participation in our LDN will provide our Members with greater liquidity and diversification of their project investments as well as a high degree of visibility on our project requirements, while aligning their interests with ours.

We expect that this relationship with our initial Members will provide us with opportunities to add new electric generation capacity to our portfolio in the future. In exchange for the benefits of our LDN, we intend to obtain purchase options for our Members’ projects in order to drive our growth. We believe that our initial Members will continue to contribute additional projects to us as they would prefer to be a part of our strategic partnership rather than sell their projects to larger companies that compete with them. We also believe that the benefits of our LDN will attract other regional developers to become Members, which will provide us with additional growth opportunities.

Current Operations

We expect to generate approximately $             million and $             million of cash available for distribution for the 12 months ended December 31, 2015 and December 31, 2016, respectively. We have established our initial quarterly dividend level based upon a targeted annual payout ratio of approximately         % of projected annual cash available for distribution. Accordingly, we expect to set our initial quarterly dividend at $             per share of common stock, or $             per share on an annual basis. See “Cash Dividend Policy.”

We intend to target a         % annualized growth rate in our cash available for distribution per share over the             -year period following the completion of this offering. This target assumes the acquisition of our Initial Portfolio.

The following chart provides an overview of our Initial Portfolio by counterparty credit rating, contract duration, technology and region, in each case based on MW capacity.

Project Description	Location	COD		Rated MW(1)	# of Projects	Counterparty	Counterparty Credit Rating	Remaining Duration(2)
Solar
U.K. Solar B13	Kent, U.K.	Q1 - 2015		46.8	1	U.K. Structure(3)	U.K. Structure(4)	20
U.K. Solar B10	Kent, U.K.	Q1 - 2015		17.6	1	U.K. Structure(3)	U.K. Structure(4)	20
U.K. Solar B17	Somerset, U.K.	Q1 - 2015		11.5	1	U.K. Structure(3)	U.K. Structure(4)	20
U.K. Solar B12	Dorset, U.K.	Q1 - 2015		10.1	1	U.K. Structure(3)	U.K. Structure(4)	20
U.K. Solar B7	Dorset, U.K.	Q2 - 2015		5.0	1	U.K. Structure(3)	U.K. Structure(4)	20
U.K. Solar B8	Dorset, U.K.	Q2 - 2015		5.0	1	U.K. Structure(3)	U.K. Structure(4)	20
U.K. Solar B9	Dorset, U.K.	Q2 - 2015		5.0	1	U.K. Structure(3)	U.K. Structure(4)	20
U.K. Solar B14	Devon, U.K.	Q2 - 2015		4.8	1	U.K. Structure(3)	U.K. Structure(4)	20
U.K. Solar B11	Weymouth, U.K.	Q2 - 2015		4.4	1	U.K. Structure(3)	U.K. Structure(4)	20
North Carolina	North Carolina, U.S.	2011		5.2	6	Tennessee Valley Authority	Aaa / AA+	17
Massachusetts 1	Massachusetts, U.S.	2014		4.4	1	Town of Sandwich	A2 / AA+	20
Massachusetts 2	Massachusetts, U.S.	2014		3.8	1	MA Dev Financial Agency	A1 / A+	20
New Mexico 1	New Mexico, U.S.	2011		2.9	3	Southwestern Public Service Co.	Baa1 / A-	17
New Mexico 2	New Mexico, U.S.	2013		2.5	1	City of Roswell	Aa3 / AA	19

				129.0	21

Biomass
El Nido	California, U.S.	2011	(5)	12.5	1	PG&E	A3 / BBB	17
Chowchilla	California, U.S.	2011	(5)	12.5	1	PG&E	A3 / BBB	17

				25.0	2

Waste Gas, Natural Gas, & Waste Heat
Baytex #2 Cadotte	Alberta, Canada	Q1 - 2015		16.0	1	Baytex Energy	Ba3 / BB	10
Shell #2 Cadotte	Alberta, Canada	Q1 - 2015		4.0	1	Shell Canada Energy	Aa1 / AA	4
Judy Creek Simple Cycle	Alberta, Canada	2014		15.0	1	Pengrowth Energy Corporation	Baa3/BBB-(6)	20
Carson Creek Simple Cycle	Alberta, Canada	2014		15.0	1	Pengrowth Energy Corporation	Baa3/BBB-(6)	20
Harvest Bellshill	Alberta, Canada	Q2 - 2015		5.6	1	Harvest Operations Corp.	Ba3 / B+	20
Shell Galloway	Alberta, Canada	2013		4.0	1	Shell Canada Energy	Aa1 / AA	9
Husky Cadotte	Alberta, Canada	2012		3.0	1	Husky Energy	Baa2 / BBB+	8
Baytex Expansion	Alberta, Canada	2013		1.0	1	Baytex Energy	Ba3 / BB	9
Judy Creek	Alberta, Canada	2012		2.0	1	Pengrowth Energy Corporation	Baa3/BBB-(6)	18

				65.6	9

Wind
CWE	Multiple Locations, U.K.	2012 - Q1-13		9.4	74	Opus Energy Ltd.; Smartest Energy Ltd; EDF Energy	U.K. Structure(4)	18-20
Huerfano	Colorado, U.S.	2013		8.0	1	San Isabel Electric Authority	Not Rated(7)	24
Muirden Portfolio	Multiple Locations, U.K.	2014 - Q1-15		0.9	2	U.K. Structure(3)	U.K. Structure(4)	20
Mosscliff Portfolio	Multiple Locations, U.K.	2013 - Q1-15		0.6	4	U.K. Structure(3)	U.K. Structure(4)	19-20

				18.9	81

Total				238.5	113

(1)	With regard to solar projects, all references to rated capacity (e.g., MW) refer to measurements of direct current, or “DC,” except where otherwise noted. The rated capacities of our biomass, waste gas, natural gas, waste heat and wind projects are based on alternating current, or “AC,” output.
(2)	For U.K. projects, the expiration is shown as the year when the FIT or ROC incentive expires. For other projects, expiration is shown as the last year in which the primary power sales agreement expires. The remaining duration is as of December 31, 2014.
(3)

The U.K. projects that have not yet reached COD do not have FIT or ROC contracts in place. Nevertheless, U.K. energy suppliers are required to purchase FIT project output (which is intended to be less than the aggregate of all the suppliers’

renewable obligations) and those who participate in the ROC program are required to pay the ROC buyout price for requirements that are not met by the purchase of ROC project output, so the revenues for these projects when completed can be reasonably estimated based on that assumption (see “—Our Initial Portfolio—Typical Project Agreements—Energy Sale Arrangements in the U.K.”).

(4)	U.K. Government Supported Renewable Contract Structure: Electricity suppliers in the U.K. are required to participate in the FIT program and, as a result of government policy, economically incentivized to participate in the ROC program (see “—Our Initial Portfolio—Typical Project Agreements—Energy Sale Arrangements in the U.K.”). While many electricity suppliers do not have credit ratings, the contracted cash flows are supported by the required participation of all electricity suppliers. We consider the cash flows from these projects to be as secure as projects with high credit counterparties.
(5)	Date of repowering is listed here instead of the original COD.
(6)	Pengrowth is not rated by Moody’s or S&P. Pengrowth has outstanding debt with a “2-” designation from the NAIC, which is intended to be equivalent to a Baa3/BBB- rating.
(7)	San Isabel is a rural electric cooperative, providing retail electric service in all or parts of seven counties in Southern Colorado. San Isabel is one of 44 member cooperatives in Tri-State, a taxable wholesale electric power generation and transmission cooperative operating on a not-for-profit basis. Tri-State has an issuer rating of A and Baa1 by Moody’s and S&P, respectively, and a senior unsecured rating of A- by Fitch.

The following charts provide an overview of the fuel source, geographic and counterparty characteristics of our Initial Portfolio.

(1)	See footnote 4 to the chart of projects in our Initial Portfolio above.
(2)	See footnote 6 to the chart of projects in our Initial Portfolio above.

Our Growth Strategy

We believe we are well-positioned to expand our ownership of global clean and renewable energy generation projects through our relationships with our initial Members and with additional developers that become Members of our LDN. Fragmentation within the global renewable power market has created inefficiency but also provides for opportunity. Energy policy and regulation tend to be regionalized, and regional developers often possess local knowledge, relationships and expertise that provide them with a competitive advantage in developing clean and renewable power projects. However, regional developers also face a number of competitive challenges because of their lack of purchasing power and economies of scale relative to larger energy companies. These challenges include a higher cost of capital and more difficulty obtaining financing, less favorable pricing on equipment and services, and uncertainty regarding the ability to monetize their projects. We have developed our LDN in order to address these challenges, enabling these developers to compete more effectively and to drive the ongoing growth of their businesses and, in turn, support our growth objectives. We believe our LDN will provide our Members with a series of benefits that will ultimately help them improve their competitiveness and enhance their overall economic returns, including:

•

Monetization of assets: we believe that our relationship with our Members will provide them with a high degree of certainty with respect to the long-term ownership of the projects they develop, including timing for valuation and liquidity, as well as an economic incentive to develop additional projects that will be sold to us;

•

Efficiencies of transaction replication: transaction costs associated with the sale of small renewable projects can be large relative to the acquisition cost. We believe that we will be able to leverage the experience of our management team in developing, financing and acquiring clean and renewable energy projects, supplemented by an experienced team of legal, accounting and technical advisors, to efficiently identify, evaluate and acquire projects which are presented to us. We believe that these capabilities will serve to reduce the transaction costs for such future projects, reduce the time required for transaction execution and make us a more attractive counterparty;

•

Improved access to financing on more favorable terms: our relationships with global financial institutions and our interest in purchasing our Members’ projects should provide them with greater access to financing, while we expect our scale and access to the capital markets will result in a lower cost of capital;

•

Benefits of purchasing power: our scale and our management’s relationships with service companies that provide engineering, permitting, construction, resource analysis, legal and other critical services can be passed on to our Members. Similarly, we expect to cultivate relationships with equipment manufacturers and equipment suppliers that can result in lower cost to our Members;

•

Increased efficiency: our on-going relationship with our Members will provide them with a high degree of visibility on our project requirements, allowing them to tailor their development projects accordingly and allowing us to develop a deeper understanding of the projects in advance of purchasing them, thus reducing the overall diligence time and expense; and

•

Alignment of interests: we believe that our Members will achieve greater liquidity, diversification, income and growth benefits by associating with us rather than selling their projects to a competitor. Our mutually beneficial relationships with our Members, including our Members’ equity ownership in us, have been developed to ensure that we work collaboratively toward a common set of objectives.

We believe that, as the benefits of our LDN to our initial Members become more widely known in the global clean and renewable power generation market, we will be able to expand our network of Members to increase the number of potential projects we may acquire in the future.

Our Business Strategy

Our primary business objective is to pay our stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. We expect to accomplish this in the following manner:

Secure Future Acquisitions from Current and Future Members of our LDN. We expect that our initial Members and additional developers that join our LDN will be our most significant source of future acquisitions. We believe that our highly differentiated strategy targeting an alternative means for regional developers to monetize their operating projects and projects under construction will attract additional high quality energy companies to join our LDN.

Focus Globally on High Quality Diversified Assets in Low Risk Environments. Our goal is to become a top-tier global clean and renewable independent power producer. Our Initial Portfolio consists of projects in the United Kingdom, the United States and Canada. We selected these jurisdictions because they have stable governments and highly-developed economies that are large consumers of electricity and that have a significant presence of high quality regional energy companies as well as regulatory climates that are favorable to producers of clean and renewable energy. We expect to acquire on a global basis additional high quality projects in stable markets from experienced, regional developers. Our Initial Portfolio is also diversified by fuel source, consisting primarily of solar, as well as wind, waste gas, natural gas, waste heat and biomass. We expect that any additional projects we acquire will utilize such fuel sources or other proven sources. We believe that such geographic and fuel source diversification will tend to reduce the magnitude of individual project risk or regional exposure to climactic, regulatory, political, economic and other geographic risks or risks related to a particular sector of the clean and renewable energy industry. We expect that this will provide a more stable cash flow profile over the long term than a non-diversified portfolio, while also providing us with access to opportunities in additional markets that are expected to experience significant growth in clean and renewable energy generation.

Maintain Sound Financial Practices and Prudent Leverage to Grow our Cash Dividend. We intend to maintain a commitment to disciplined financial practices and prudent leverage to enable us to pay a consistent and growing cash dividend to, and serve the long-term interests of, our stockholders. Our financial practices will include a risk and credit policy focused on transacting with creditworthy counterparties, a hedging policy designed to reduce interest rate and currency exchange risks and a dividend policy, which is based on distributing a significant portion of cash available for distribution each quarter. We intend to evaluate various alternatives for financing future acquisitions to use our leverage effectively and efficiently to maximize our cash available for distribution.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategy because of the following competitive strengths.

Our LightBeam Developer Network. Through our LDN, we have created a compelling alternative for a diverse international group of regional developers to monetize their high quality clean and renewable generation projects and to enhance their regional competitiveness. We select Members with experience in developing and operating stable projects, possessing growing pipelines of future projects under construction and established relationships in their regional markets, presenting growth opportunities for them and us. Since we do not currently engage in development activities in the markets in which our Members are active, we believe that we do not compete with such activities and that participating in our LDN will present a more attractive alternative for developers than monetizing their assets through arrangements with competitors. We believe that we will be able to leverage the experience of our management team in developing, financing and acquiring clean and renewable energy projects, supplemented by an experienced team of legal, accounting and technical advisors, to efficiently identify, evaluate and acquire projects which are presented to us. We believe that these capabilities will serve to reduce the transaction costs for such future projects. We believe that our relationships with global financial institutions and the cultivation of our relationships with leading vendors of services and equipment required in the electric generation industry will provide our Members with improved access to construction financing on more favorable terms, increased purchasing power and reduced costs for their procurement of equipment and services. We also believe that participation in our LDN will provide our Members with liquidity, diversification, income and growth benefits associated with owning shares of our common stock, increased efficiency from their visibility of our project requirements, while providing us with a deeper understanding of their projects in advance of purchasing them. We believe that these mutually beneficial relationships create a valuable and durable alignment of interests to ensure we are working collaboratively toward a common set of objectives.

Contracted Projects with Stable Cash Flow from Creditworthy Counterparties. The contracted, diverse nature of our Initial Portfolio supports stable cash flow. Our projects sell electricity to a diverse set of creditworthy counterparties. These contracts have a capacity-weighted average remaining life of approximately 18 years.

New, Diverse Portfolio of High-Quality Generating Assets. We benefit from an Initial Portfolio that consists primarily of recently constructed projects and projects under construction. All of our completed projects were constructed with equipment produced by experienced manufacturers and have achieved a COD within the past four years. Our Initial Portfolio is composed of 113 high quality projects with approximately 239 MW of clean and renewable energy capacity. We expect the diversification of our Initial Portfolio geographically and by fuel source should reduce our exposure to risks specific to particular sectors of the clean and renewable energy industry. We believe that the modern and high quality nature of our Initial Portfolio will result in relatively low operating and maintenance costs and will help us to achieve our expected levels of availability and performance.

Experienced Strategic and Operational Management. Our executive management team has extensive experience in managing public companies, developing and financing projects, identifying and closing acquisitions, and understanding regulation and regulatory environments. The members of our board of directors also have experience with clean and renewable energy, project finance and acquisitions, including as executives of energy companies and other publicly-traded companies, regulatory officials, investment bankers and corporate attorneys. We believe that this blend of experience in our industry and with managing public companies will serve to support our efforts in identifying, acquiring and integrating profitable clean and renewable energy projects.

We believe that the experience of our executive management and board of directors in energy, project finance and acquisitions, as well as the management and operational expertise of our Members, will enable us to efficiently acquire and integrate profitable clean and renewable energy projects.

Organization of Our Business

Our business is organized to pursue the acquisition, integration and management of clean and renewable energy projects. In addition to our executive officers, upon the completion of this offering, we expect to employ             personnel engaged in project acquisitions and development, as well as the management of our portfolio and supervision of our service providers. Our headquarters is in Sausalito, California, and we intend to maintain other offices in London and New York.

Project Acquisitions and Development

The primary duties of our employees are identifying potential regional developers for inclusion as Members of our LDN and additional projects for acquisition, performing extensive due diligence on such projects, negotiating the acquisition of such projects and integrating such projects into our portfolio upon their acquisition. In order to ensure the projects that we acquire through our LDN meet our standards, we carefully qualify the project development companies that become our Members. Our initial Members, which include, without limitation, British Solar Renewables Ltd., Genalta Power, Inc., ACM California LLC and Tamra-Tacoma Capital Partners, L.L.C., have gone through a rigorous review process. We evaluate the management teams of our Members and the quality of the counterparties to the long-term contracts under which they operate to assess the stable, predictable cash flow we expect such projects to generate. We consider the quality of equipment installed in these projects and believe that the equipment in our portfolio is manufactured and designed to support the operating profile that we expect. We also select Members with growing pipelines of future projects under construction and strong relationships in their regional markets, presenting growth opportunities for them and us. In connection with the acquisition of projects under construction to be included in our portfolio, our management team will work closely with prospective Members and potential sources of construction financing to optimize the cost of project capital.

Following the acquisition of projects, our employees will be responsible for integrating and protecting the long-term value of our projects. Our employees will oversee contract management, environmental management, community relations, power marketing and finance of each of our projects and closely monitor the performance of each project in order to attempt to maximize financial performance and minimize risk. Our team will monitor each project’s compliance with its project agreements and applicable laws and regulations, including environmental regulations.

Asset Management

Our staff will coordinate, review and rely on the services of third-party asset managers, while also directly monitoring the performance of all our generation assets. We have chosen two asset managers who have proven experience in the regions where our generation assets are located. The chief responsibilities of the asset managers include generation dispatch where necessary, contract obligation compliance, oversight of O&M service providers, production monitoring and analysis, outage evaluation and improvement, and regulatory compliance and reporting.

Consolidated Asset Management Services (“CAMS”), together with its affiliates, will manage our North American assets. CAMS is a privately held company headquartered in Houston, Texas providing asset management and other services to the Power Generation, Energy Exploration & Production and Midstream sectors of the Energy industry. Formed in 2007, CAMS manages power generation facilities representing over 8,000 MW, including renewable and conventional generation resources. CAMS team members have experience in the development, construction management, commissioning, startup and maintenance of clean and renewable generation assets in the U. S. and abroad. CAMS also provides specific technical expertise, through its affiliates, in the areas of environmental permitting, monitoring and reporting; cathodic protection and corrosion engineering; and IT infrastructure design, maintenance and support.

BSR, a privately held company headquartered near Glastonbury, England, will manage our United Kingdom assets. BSR is an affiliate of one of the initial Members of our LDN, and as one of the U.K.’s largest integrated solar photovoltaic companies, also provides asset management services. Its asset management team has in-depth knowledge and skills that have been honed by practical experience in generation projects it has constructed for its own portfolio as well as for others. The BSR team’s skill base covers a broad range of renewable energy platforms such as biomass, wind, anaerobic digestion, energy from waste and landfill gas. Formed in 2011, BSR manages power generation facilities totaling over 160 MW. BSR’s team members, together with its affiliate, have experience in the development, construction management, grid connection, commissioning, startup and maintenance of clean and renewable generation assets in the U.K.

Operations and Maintenance

The projects in our Initial Portfolio are currently operating under operations and maintenance (“O&M”) contracts with our initial Members, their affiliates, or third-party service providers and will continue to operate under such agreements following the completion of the Acquisitions and this offering. We expect the projects to continue operating under such agreements through their respective termination dates. The O&M contracts vary between one year and 20 years in duration and generally provide for payment of fixed fees for scheduled maintenance services, adjusted annually for inflation. We expect that any additional projects we acquire in the future will also operate at least initially under similar arrangements. Following the expiration of such contracts, we will have the flexibility to negotiate their renewal, provide such functions in-house or engage alternative third-party operator(s) at the lowest available cost. For example, BSR is one of the United Kingdom’s leading integrated solar power companies, having connected 200 MW of solar power plants since 2010 and is expected to continue to provide O&M services to the U.K. solar projects. Another of our initial Members, Genalta Power, is a leader in the Canadian alternative fuels-to-energy industry. Genalta is operating projects primarily designed to reduce greenhouse gas emissions by using non-pipeline quality gas and waste process heat to generate electricity. The projects operated by Genalta incorporate innovative technologies developed during more than 50,000 hours of dedicated design and engineering time to solve a waste disposal problem for their industrial hosts while providing an additional electric generating resource on a cost-effective basis. In those instances where O&M services are being provided by third-party service providers, they have many years of experience with the specific resource type. In some cases, these providers are also owners of similar facilities, while in other cases they specialize in services such as plant design, modifications and performance improvement, in addition to facility operation and maintenance.

Our Initial Portfolio

Upon completion of this offering, we will own 21 solar projects comprised of 12 projects in the United States and nine projects in the United Kingdom. We will also own two biomass projects in the United States, nine waste gas, natural gas and waste heat projects in Canada, 80 wind projects in the United Kingdom and one wind project in the United States. The projects in our Initial Portfolio sell their electric generating output pursuant to PPAs with creditworthy counterparties, with a capacity-weighted, average remaining life of approximately 18 years. We expect any project we acquire will be party to a similar arrangement, but we may acquire projects with greater levels of uncontracted capacity.

Certain of the projects in our Initial Portfolio have been financed through the incurrence of project-level debt. The table set forth below presents the basic terms of such project level-debt.

Project	Type	Project Location	Rated MW	Outstanding Principal (As of 9/30/2014)(1)	Interest Type	Initial Rate	Term (years)	Maturity
Judy Creek Simple Cycle	Waste Gas	Canada	15.0	CAD 10,880,391	Fixed	5.25%	10.0	August 2024
Carson Creek Simple Cycle	Waste Gas	Canada	15.0	CAD 10,880,391	Fixed	5.25%	10.0	August 2024
Shell Galloway	Waste Gas	Canada	4.0	CAD 9,407,041	Fixed	5.59%	9.8	May 2023
Husky Cadotte	Waste Gas	Canada	3.0	CAD 3,112,869	Fixed	5.29%	9.0	June 2022
Judy Creek Waste Heat	Waste Gas	Canada	2.0	CAD 3,899,123	Fixed	5.86%	9.2	September 2022
Baytex Expansion	Waste Gas	Canada	1.0	CAD 681,143	Fixed	5.62%	9.8	April 2023

				CAD 38,860,958

North Carolina	Solar	United States	5.2	$—	Fixed	6.50%	10.0	November 2024
Massachusetts 1	Solar	United States	4.4	$5,224,000	Fixed	7.00%	7.0	September 2021
Massachusetts 1	Solar	United States	4.4	$5,600,000	Fixed	7.75%	7.0	September 2021
Massachusetts 2	Solar	United States	3.8	$2,700,000	Fixed	6.25%	7.0	September 2021
Massachusetts 2	Solar	United States	3.8	$5,320,000	Fixed	7.00%	7.0	October 2021
New Mexico 1	Solar	United States	2.9	$5,564,421	Fixed	8.00%	5.0	February 2018
New Mexico 1	Solar	United States	2.9	$1,134,650	Fixed	9.00%	5.6	September 2018
New Mexico 1	Solar	United States	2.9	$134,650	Fixed	9.00%	5.0	September 2018
New Mexico 2	Solar	United States	2.5	$5,798,212	Fixed	8.00%	5.0	August 2018

				$31,475,933

Total in USD Equivalent				$126,514,401

(1)	Exchange rate used: CAD/USD = 0.89.

Typical Project Agreements

Our projects have entered into agreements that are customary for clean and renewable energy projects. These include agreements for energy sales, Engineering, Performance and Construction (“EPC”), O&M services, site leases and grid connection, which are described generally below, followed by additional information for each project.

Energy Sale Arrangements in the U.K.

Each of the U.K. projects in our Initial Portfolio sells its output under a PPA that is based on one of two key government programs: a FIT program or a ROC program. Certain renewable projects with installed capacity below 5 MW, including solar, can opt either for the FIT program or the ROC program.

Under the FIT program, projects receive either 25-year (if online prior to August 2012) or 20-year (if online after August 2012) fixed tariff rates. The initial FIT tariff rate is further dependent on the size of the project and the specific commercial operation date and consists of a generation tariff and an export tariff, each paid on a per MWh basis and adjusted annually for inflation using the U.K.’s Retail Price Index (“RPI”). The following tables show the current FIT generation tariff and export tariff rates for solar PV and wind projects in the Initial Portfolio, depending on the date they reached commercial operations:

Current Solar PV FIT Rates (Projects 250 kW+)

COD	April 2010- Aug. 2011	Aug 2011- March 2012	April 2012- July 2012	Aug. 2012- Oct. 2012	Nov. 2012- April 2013	May 2013- Dec. 2013	Jan. 2014- June 2014	July 2014- March 2015
Generation	£341.00	£94.30	£94.30	£75.20	£72.90	£70.30	£66.10	£63.80
Export	£33.90	£33.90	£33.90	£47.70	£47.70	£47.70	£47.70	£47.70

Current Wind FIT Rates (Project 15 kW—100 kW)

COD	April 2010- March 2012	April 2012- Nov. 2012	Dec 2012- March 2014	April 2014- March 2015
Generation	£280.60	£269.00	£222.30	£177.80
Export	£33.90	£33.90	£47.70	£47.70

Current Wind FIT Rates (Project 100 kW—500 kW)

COD	April 2010- Nov. 2012	Dec. 2012- March 2014	April 2014- March 2015
Generation	£218.10	£185.30	£80.40
Export	£33.90	£47.70	£47.70

Source: Ofgem

The FIT rates are valid for 20 or 25 years, subject only to an annual adjustment for RPI. The following table shows historical and forecast RPI.

U.K. Retail Price Index—Historical and Forecast

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
3.0%	2.8%	3.2%	4.3%	4.0%	-0.5%	4.6%	5.2%	3.2%	3.0%

10-yr Avg. 2004-2013	5-yr Avg. 2009-2013	3-yr Avg. 2011-2013	Forecast 2014e	Forecast 2015e
3.28%	3.1%	3.8%	2.5%	3.3%

Sources:

Historical RPI data taken from U.K. Office for National Statistics.

Expected RPI taken from U.K. Treasury report that averages RPI forecasts from a variety of public and private sources.

The generation tariff represents payment for the renewable attributes of each megawatt hour of electricity generated, while the export tariff is payment for the actual electricity “commodity” generated. Generators may opt out of the FIT export tariff to sell their power directly to suppliers at a specified price or at the prevailing wholesale market price through short and long-term contractual arrangements. Generators can also opt back in to receiving the export tariff or from the export tariff back to a negotiated PPA contract once every 12 months. In essence, the export tariff becomes a floor price for the commodity and generators will access the option they believe will create the most revenue in a given time period. Currently, all of our FIT projects have opted out of the export tariff and sell the commodity portion of electricity to suppliers through alternate contractual arrangements, since the export tariff is typically below current market prices. In addition to the generation and export tariff-related revenues, the projects sell Levy Exemption Certificates (“LECs”) and various grid benefits to suppliers through the PPAs. LEC pricing is set annually by Her Majesty’s Revenue and Customs (“HMRC”) under the Climate Change Levy. The Climate Change Levy program is expected to run through 2023, but may be extended at a future date. Grid benefits are determined based on market pricing and project location. LEC and grid benefits do not represent a significant portion of project revenues.

Our U.K. wind projects, which total 10.9 MW, sell their output under the 20-year FIT contract structure. We also expect that the B7, B8, B9, B11 and B14 solar projects under construction totaling 24.2 MW will sell their output under the 20-year FIT contract structure when they achieve commercial operations.

The remainder of our projects in the U.K., totaling approximately 110.2 MW, are solar PV projects that sell their output or are expected to sell their output under the ROC contract structure, whereby projects qualify for a fixed 20-year price for the renewable attributes of their generation, adjusted annually for RPI (but see “Industry—Overview of Core Power Markets” for the discussion of the proposed transition to “fixed price certificates”). Each project that qualifies for the ROC program is also assigned a “banding” level, depending on technology and the date the project was accredited. All of our U.K. ROC operating projects are solar PV projects and are assigned banding levels between 1.4x and 1.6x. The banding level determines the number of renewable certificates that a project has available to sell for each MWh of generation. Banding levels are determined in four-year increments and were established for solar PV projects in 2012. A number of our U.K. ROC projects are under construction with expected commercial operation dates in the first quarter of 2015. The U.K. government announced recently that it intends to close the RO to new solar PV generating stations of greater than 5 MW as of April 1, 2015 (subject to certain grace periods). The current levels of RO support for existing projects will not be changed. The grace periods are proposed to apply to projects in development and which are completed by March 31, 2016 although the details remain to be clarified. The consequence of the withdrawals of the RO is that new solar PV projects will have to bid for support under the new CFD regime. The U.K. government’s decision has been challenged by several solar companies. To date, we are not aware of any judgment being issued. All of the U.K. solar projects in our Initial Portfolio, certain of which are expected to sell output under ROC contracts, are under construction with scheduled completion in early 2015. The table below shows the banding levels, current ROC prices, and corresponding “realized price” per MWh of generation for ground-mounted solar PV, depending on the commercial operations date:

Current Ground Mounted Solar PV ROC Banding and Pricing

COD	April 2013- March 2014	April 2014- March 2015	April 2015- March 2016	April 2016- March 2017
Banding	1.6x	1.4x	1.3x	1.2x
Current ROC Price	£43.03	£43.30	TBD	TBD
Realized Price (Banding x ROC Price	£69.28	£60.62	TBD	TBD

Source: U.K. Department of Energy & Climate Change.

As described above, the initial ROC banding level is valid for 20 years, as is the ROC price subject only to an annual adjustment for RPI. See “—U.K. Retail Price Index—Historical and Forecast.”

In actual practice, the price that is paid for each renewable certificate by the power purchaser may reflect a slight discount to the ROC price and results from negotiation between the generator and the purchaser. Projects under the ROC program do not have a “floor price” to fall back on for the commodity portion of revenues, and negotiate the commodity price with the power purchasers. The commodity price will reflect the marketplace and wholesale market prices, along with contract length. ROC projects also sell LECs and can receive payments for embedded benefits. As under the FIT program, LEC and embedded benefits do not represent a significant portion of project revenues.

On an annual basis, approximately 60% of the total U.K. revenues come from the renewable component of the FIT and ROC PPAs. Approximately 35% of U.K. revenues come from the energy commodity prices, and the remaining revenues come from payments for LECs and grid benefits.

Under our U.K. project PPAs, each party typically has a right to terminate upon an occurrence of an event of default that has not been cured within 20 days of written notice. Following termination for default where the project is the non-defaulting party, the project is entitled to receive a termination payment which is the sum of net liabilities suffered in connection with termination of the agreement. For FIT program agreements, although no termination payment is specified, the power purchaser is liable with respect to all its payment obligations up to a maximum liability cap of £500,000. Note that if the project does terminate any of its FIT, ROC, or power sales agreements for an event of purchaser default, the project would be expected to secure a replacement agreement on similar or identical terms with an alternative purchaser as U.K. regulations require major electricity suppliers to enter into such agreements with renewable generators. Under the PPAs, events of default typically include:

•	Failure to pay amounts due;

•	Insolvency events;

•	Failure to maintain required government licenses and approvals;

•	Material breach of obligations under the contract; and

•	A force majeure event lasting longer than 3-months.

The contracts do not contain availability or production requirements.

Energy Sale Arrangements in the U.S. Each of our projects in the U.S. has agreed to sell its output under a PPA that is either a “bundled rate” whereby all attributes of the power are sold for one price, or energy output is sold for one price and the renewable attributes receive an amount that is additive to the energy price. The Chowchilla, El Nido and Huerfano projects sell their output under bundled rate structure contracts that originally had 20-year or 25-year terms. The North Carolina and Massachusetts 1&2 projects sell their energy output under contracts that originally had 20-year terms, and sell the renewable attributes of the power generally under 10-year contracts. The New Mexico 1&2 projects sell their energy output and renewable attributes under 10-year contracts, with the sale of energy output being extendable for an additional 10 years.

Under our U.S. project PPAs, each party typically has a right to terminate the agreement following the occurrence of an event of default that has not been cured within a specified time period. If a purchaser defaults the project may receive damages and termination payments as applicable. Events of default typically include:

•	Failure to pay amounts due;

•	Bankruptcy events;

•	Failure to maintain required government licenses and approvals;

•	Failure to maintain required credit support; and

•	Material breach of obligations under the contract.

Our PPAs have certain production requirements, which, if not met, may result in the payment of liquidated damages to the purchaser, and, in some cases, may result in the right of the purchaser to terminate the agreement. The agreements do contain provisions for force majeure, including that either party may terminate the PPA if a force majeure event extends longer than a given time period.

Energy Sale Arrangements in Canada. Each of our projects in Canada has agreed to sell its output under a PPA with its oil field host/purchaser with a term that varies between four years and 20 years from its execution. All PPAs are referenced to Alberta Electric System Operator market pricing and some of the PPAs have capped floor prices and ceiling prices. Most of the contracts offer guaranteed minimum payments by the respective oil field hosts in the event that their fuel deliveries do not meet stated minimum levels or net revenues (revenues less fuel costs) do not exceed stated minimum levels. There are also additional revenues through emission reduction credits, the price of which is expected to rise in the coming years as additional incentives are instituted to force increased emissions reductions. Due to stricter environmental standards, oil producers are now required to properly dispose of waste gas rather than simply flaring it and one of the proper disposal methods is generating electricity. By generating electricity, the projects enable oil producers to meet stricter environmental standards, produce electricity as a byproduct of the disposal and generate GHG credits through the Alberta Environment and Sustainable Resource Department’s Climate Change and Emissions Management Fund. These GHG credits can either be sold at the prevailing rate or used by the oil field operators to offset emissions. Based upon current operating projects, the current Alberta Environment Offset of 0.65 tons CO2e/MWh and Alberta Environment Price of $15/ton CO2e, we expect that GHG credits will produce additional revenues of $9.75/MWh. This could increase if the government increases the incentive price, or decrease if plant efficiency increases and fuel use decreases.

Our projects in Canada also receive revenue from other sources, including the provision of ancillary services and provincially-mandated rebates. In addition, Alberta has mandated that the grid provider pay a tariff in the form of a cash rebate for the non-use of the transmission grid.

Under our Canadian project PPAs, each party typically has a right to terminate the agreement following the occurrence of an event of default that has not been cured within a specified time period. If a purchaser defaults, the project will receive termination payments as applicable. Events of default typically include:

•	Failure to pay amounts due;

•	Inability to deliver source fuel;

•	Change in project’s economic viability;

•	Bankruptcy events; and

•	Material breach of obligations under the contract.

Our PPAs have certain fuel supply requirements, which, if not met, may result in the payment of liquidated damages by the purchaser, and, in some cases, may result in the right of the purchaser to terminate the agreement and pay a termination fee that will make the project whole. In addition, for certain of the projects, if it is determined that the project cannot be economically dispatched, the purchaser may terminate the PPA but must pay a termination fee that will make the project whole. The agreements also contain provisions for force majeure, including the provision that either party may terminate the PPA if a force majeure event extends longer than a given time period.

Engineering, Procurement, and Construction Arrangements. Our operating projects have entered into engineering, procurement, and construction agreements with leading contractors and equipment suppliers. As of             , 2015,             of the projects in our Initial Portfolio have commenced operations.

O&M Arrangements. Our operating projects have entered into O&M Agreements with qualified O&M operators, which in most cases are the on-site personnel who have most recently been performing the operations and maintenance. These agreements vary between one year and 20 years in duration. Under the terms of these agreements, the O&M operator typically agrees to provide operations, maintenance, and, in some cases, administrative services to our projects. These O&M contracts are generally for a fixed annual fee for scheduled maintenance services, adjusted annually for inflation. In most cases, unscheduled maintenance is billed separately based on actual work performed and is generally charged at pre-determined labor rates with cost of parts as a simple pass-through. We benefit from a portfolio of relatively newly constructed assets, with most of our clean and renewable assets either having achieved COD within the past three years or in the late stages of construction. Given the modern nature of our portfolio, which includes a substantial number of relatively low operating and maintenance cost solar generation assets, we expect to achieve high fleet availability and expend modest maintenance-related capital expenditures.

Site Lease Arrangements. Our projects have entered into real estate property and easement rights that we believe will allow the projects in our portfolio to operate without material real estate claims until the end of each projects’ expected useful life. In the case where a project has entered into a long-term site lease or leases, these rights are typically for a period of 20-25 years with further extension rights available at the project’s discretion. The leases give our projects the right to develop, construct, and operate a facility for the duration of the lease in exchange for a lease payment typically structured as a fixed payment escalating either at a set rate or indexed to inflation. The leases often contain additional easement rights allowing for the construction of distribution or transmission lines to interconnect the project. In some cases the projects may enter into interconnection easement leases separate from the site lease. Leases typically include provisions insuring that the landowner does not interfere with the operation of the project, as well as provisions for decommissioning the project once it ceases to operate.

Grid Connection Arrangements. In each of the regions in which we operate, our projects have entered into interconnection agreements with the necessary utilities, distribution companies, independent system operators or electricity suppliers required to interconnect the project to the distribution or transmission system. These interconnection agreements define the cost to the project of interconnecting to the grid which could include interconnection facilities at the point-of-interconnection as well as other regional system upgrades required to maintain system reliability. In addition, these agreements set forth the interconnection construction schedule as well as any ongoing requirements the project must maintain in order to remain interconnected to the grid.

Individual Project Descriptions

The projects in our Initial Portfolio are currently owned by the Founding Companies and will be acquired by us in the Acquisitions. For information about the Founding Companies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements contained elsewhere in this prospectus.

Solar

SPGP Projects

B13

Overview. B13 is a 46.8 MW solar generation facility located in a rural area near Herne Bay, Kent, U.K., which is expected to reach commercial operations in the first quarter of 2015. The facility will be located on a site that totals about 250 acres, which B13 has an option to lease under a 26-year lease arrangement with an additional option to extend for 15 years. The facility will interconnect via an overhead 33 kV distribution line constructed to connect the project to the U.K. Power Networks (Distribution) plc. (“U.K. Power”) 132 kV network.

ROC Contract. We expect B13 will qualify for the U.K. government mandated 20-year price for ROCs adjusted annually for inflation. Based on existing ROC projects, we would expect B13 to sign a PPA to sell

100% of its ROC and energy output to a U.K. energy supplier. In addition to the ROC price, we would expect the PPA terms to include more than 90% of the spot market price for power and more than 80% of the U.K. government determined LEC price.

Equipment. The facility will utilize polycrystalline modules manufactured by Hareon as well as inverters manufactured by SMA. The module manufacturer offers a 25-year limited power output warranty, which provides protections associated with equipment nonperformance, requiring the manufacturer to repair or replace the applicable module or provide a supplemental module at its own expense. In addition, Hareon also provides a 10-year defect warranty. Inverters are subject to a base five-year initial warranty and a five-year warranty extension can also be purchased from SMA.

B10

Overview. B10 is a 17.59 MW solar generation facility located in a rural area near Hadlow, Kent, U.K., which is expected to reach commercial operations in the first quarter of 2015. B10 holds an option for a 25-year lease with an additional option to extend for 15 years on a site that exceeds 65 acres. The facility will interconnect via an overhead 33 kV distribution line constructed to connect the project to the South Eastern Power Networks Plc 33 kV network.

ROC Contract. B10 has already met the requirements for the grace period that will extend beyond March 31, 2015 to achieve COD. Based on existing ROC projects, we would expect B10 to sign a PPA to sell 100% of its ROC and energy output to a U.K. energy supplier. In addition to the ROC price, we would expect the PPA terms to include more than 90% of the spot market price for power and more than 80% of the U.K. government determined LEC price.

Equipment. The facility will utilize polycrystalline modules manufactured by Jinko Solar as well as inverters manufactured by Gamesa Electric. The module manufacturer offers a 25-year limited power output warranty, which provides protections associated with equipment nonperformance, requiring the manufacturer to repair or replace the applicable module or provide a supplemental module at its own expense. In addition, Jinko Solar also provides a 10-year defect warranty. Inverters are subject to a base five-year initial warranty and a five-year warranty extension can also be purchased from Gamesa Electric.

B17

Overview. B17 is a 11.53 MW solar generation facility located in a rural area near Bridgehampton, Somerset, U.K., which is expected to reach commercial operations in the first quarter 2015. B17 holds an option for a 26-year lease with an additional option to extend for 15 years on a site of 70 acres. The facility will interconnect via an overhead 33 kV distribution line constructed to connect the project to the SSE Power Distribution Plc (“SSE”) 33 kV network.

ROC Contract. B17 has already met the requirements for the grace period that will extend beyond March 31, 2015 to achieve COD. Based on existing ROC projects, we would expect B17 to sign a PPA to sell 100% of its ROC and energy output to a U.K. energy supplier. In addition to the ROC price, we would expect the PPA terms to include more than 90% of the spot market price for power and more than 80% of the U.K. government determined LEC price.

Equipment. The facility will utilize polycrystalline modules manufactured by Jinko Solar as well as inverters manufactured by Gamesa Electric. The module manufacturer offers a 25-year limited power output warranty, which provides protections associated with equipment nonperformance, requiring the manufacturer to repair or replace the applicable module or provide a supplemental module at its own expense. In addition, Jinko Solar also provides a 10-year defect warranty. Inverters are subject to a base five-year initial warranty and a five-year warranty extension can also be purchased from Gamesa Electric.

B12

Overview. B12 is a 10.06 MW solar generation facility located in a rural area near Spetisbury, Dorset, U.K., which is expected to reach commercial operations in the first quarter 2015. B12 holds an option for a 25-year lease with an additional option to extend for 15 years on a site that exceeds 35 acres. The facility will interconnect via an overhead 33 kV distribution line constructed to connect the project to the SSE 33 kV network.

ROC Contract. We expect B12 will qualify for the U.K. government mandated 20-year price for ROCs adjusted annually for inflation. Based on existing ROC projects, we would expect B12 to sign a PPA to sell 100% of its ROC and energy output to a U.K. energy supplier. In addition to the ROC price, we would expect the PPA terms to include more than 90% of the spot market price for power and more than 80% of the U.K. government determined LEC price.

Equipment. The facility will utilize polycrystalline modules manufactured by Jinko Solar as well as inverters manufactured by Gamesa Electric. The module manufacturer offers a 25-year limited power output warranty, which provides protections associated with equipment nonperformance, requiring the manufacturer to repair or replace the applicable module or provide a supplemental module at its own expense. In addition, Jinko Solar also provides a 10-year defect warranty. Inverters are subject to a base five-year initial warranty and a five-year warranty extension can also be purchased from Gamesa Electric.

B7

Overview. B7 is a 5.0 MW solar generation facility located in a rural area near Dorchester, Dorset, U.K., which is expected to reach commercial operations in the second quarter of 2015. The facility will be located on a site that totals about 25 acres, which B7 has optioned to lease under a 25-year lease arrangement with an additional option to extend for 15 years. The facility will interconnect via an underground 11 kV distribution line constructed to connect the project to the SSE 33 kV network.

FIT Contract. B7 will qualify for U.K. government mandated 20-year FIT payments for electricity adjusted annually for inflation. Based on existing FIT projects, we would expect B7 to sign a PPA to sell 100% of its renewable and commodity output to a U.K. energy supplier. In addition to the renewable price, we would expect the PPA terms to include more than 90% of the spot market price for power and at least 75% of the U.K. government determined LEC price.

Equipment. Project is currently sourcing and negotiating supply contracts for major equipment which we expect to be with the same or similar vendors and on substantially similar terms as our other U.K. solar projects.

B8

Overview. B8 is a 5.0 MW solar generation facility located in a rural area near Owermoigne, Dorset, U.K., which is expected to reach commercial operations in the second quarter of 2015. The facility will be located on a site that totals about 40 acres, which B8 has optioned to lease under a 25-year lease arrangement with an additional option to extend for 15 years. The facility will interconnect via an underground 11 kV distribution line constructed to connect the project to the SSE 33 kV network.

FIT Contract. B8 will qualify for U.K. government mandated 20-year FIT payments for electricity adjusted annually for inflation. Based on existing FIT projects, we would expect B8 to sign a PPA to sell 100% of its renewable and commodity output to a U.K. energy supplier. In addition to the renewable price, we would expect the PPA terms to include more than 90% of the spot market price for power and at least 75% of the U.K. government determined LEC price.

Equipment. Project is currently sourcing and negotiating supply contracts for major equipment which we expect to be with the same or similar vendors and on substantially similar terms as our other U.K. solar projects.

B9

Overview. B9 is a 5.0 MW solar generation facility located in a rural area near Galton Holly & East, Dorset, U.K., which is expected to reach commercial operations in the second quarter 2015. B9 holds an option for a 25-year lease with an additional option to extend for 15 years on a site that exceeds 25 acres. The facility will interconnect via an underground 11 kV distribution line constructed to connect the project to the SSE 11 kV network.

FIT Contract. B9 will qualify for U.K. government mandated 20-year FIT payments for electricity adjusted annually for inflation. Based on existing FIT projects, we would expect B9 to sign a PPA to sell 100% of its renewable and commodity output to a U.K. energy supplier. In addition to the renewable price, we would expect the PPA terms to include more than 90% of the spot market price for power and at least 75% of the U.K. government determined LEC price.

Equipment. Project is currently sourcing and negotiating supply contracts for major equipment which we expect to be with the same or similar vendors and on substantially similar terms as our other U.K. solar projects.

B14

Overview. B14 is a 4.8 MW solar generation facility located in a rural area near Totnes, Devon, U.K., which is expected to reach commercial operations in the second quarter 2015. B14 holds an option for a 26-year lease with an additional option to extend for 15 years on a site that exceeds 25 acres. The facility will interconnect via an overhead 33 kV distribution line constructed to connect the project to the Western Power Distribution (“WPD”) 33 kV network.

FIT Contract. B14 will qualify for U.K. government mandated 20-year FIT payments for electricity adjusted annually for inflation. Based on existing FIT projects, we would expect B14 to sign a PPA to sell 100% of its renewable and commodity output to a U.K. energy supplier. In addition to the renewable price, we would expect the PPA terms to include more than 90% of the spot market price for power and at least 75% of the U.K. government determined LEC price.

Equipment. The project is currently sourcing and negotiating supply contracts for major equipment which we expect to be with the same or similar vendors and on substantially similar terms as our other U.K. solar projects.

B11

Overview. B11 is an 4.43 MW solar generation facility located in a rural area near Chickerell, Weymouth, U.K., which is expected to reach commercial operations in the second quarter of 2015. B11 holds an option for a 25-year lease with an addition option to extend for 15 years on a site that totals about 18 acres. The facility will interconnect via an overhead 33 kV distribution line constructed to connect the project to the SSE 33 kV network.

FIT Contract. B11 will qualify for U.K. government mandated 20-year FIT payments for electricity adjusted annually for inflation. Based on existing FIT projects, we would expect B11 to sign a PPA to sell 100% of its renewable and commodity output to a U.K. energy supplier. In addition to the renewable price, we would expect the PPA terms to include more than 90% of the spot market price for power and at least 75% of the U.K. government determined LEC price.

Equipment. Project is currently sourcing and negotiating supply contracts for major equipment which we expect to be with the same or similar vendors and on substantially similar terms as our other U.K. solar projects.

GSE Projects

North Carolina

Overview. North Carolina is composed of six solar generation facilities totalling 5.16 MW located in eastern North Carolina, all of which commenced operations in December 2011. The facilities are located on six sites totaling approximately 40 acres, which are leased by the project under a 10-year lease arrangement, each with an option to extend the lease for 10 years at the project’s discretion. Each facility is interconnected on-site to the distribution grid.

PPA. The North Carolina facilities sell 100% of their power and environmental attributes (such as credits, benefits and emission reductions) to the Tennessee Valley Authority (“TVA”) through 20-year net-metering PPAs that expire in 2031. The PPAs price power at the applicable TVA retail rate for the 20-year term and contain a fixed REC price for years 1-10.

Equipment. The facilities utilize polycrystalline modules manufactured by Suntech Power Holdings Co., Ltd., as well as inverters manufactured by Advanced Energy Industries. The module manufacturer offers a 25-year limited power output warranty, which provides protections associated with equipment nonperformance, requiring the manufacturer to repair or replace the applicable module or provide a supplemental module at its own expense. In addition, the modules are protected by a 10-year defect warranty. Inverters are protected by a five-year warranty.

Project-Level Financing. North Carolina is financed with an $8.9 million project-level term loan that will mature in 2024. The term loan will accrue interest at 6.5% annually in years one through seven, 6.75% annually in years eight through ten, and is subject to an amortization schedule with interest and principal amounts paid quarterly. The term loan is secured by the project and also guaranteed by us.

In addition, North Carolina monetized the available North Carolina State Tax Credit via a $7.1 million state tax credit equity financing which closed in December 2011, with Redstone Renewable Energy Fund LLC (“Redstone”) as the tax equity counterparty. Redstone receives 99% of the state and federal tax benefits generated by the facility and a preferred dividend of $180,000 per year until the earlier of January 1, 2017 or the date at which Redstone achieves a 25.73% IRR. As of September 30, 2014, the investor owed $787,000 to the project which was contingent on the debt financing put in place in November 2014.

Massachusetts 1

Overview. Massachusetts 1 is a 4.356 MW solar generation facility located in eastern Massachusetts, which commenced operations in May 2014. The facility is located on a site that totals approximately 34 acres, which is leased by the project under a 20-year lease arrangement with 15 years of extension rights at the project’s discretion. The facility is interconnected via a 25 kV distribution line constructed to connect the project to the network.

PPAs. Massachusetts 1 sells 100% of its output, not including environmental attributes (such as credits, benefits and emissions reductions), to the Town of Sandwich through a 20-year net-metering PPA. The PPA prices power at the higher of either a certain percentage of Sandwich’s retail rates or a floor price. In addition, Massachusetts 1 sells 100% of its environmental attributes (such as credits, benefits and emissions reductions) in years 1-10 through a 10-year REC PPA expiring in 2023 with XE MA REC AV, LLC, an Xzerta Energy company, which is in turn a division of Auriga Holdings, LLC. The REC PPA contains a fixed price for the term of the PPA. To backstop payments under the contract, the buyer has posted collateral and Auriga Holdings, LLC has provided a parent guarantee.

Equipment. The facility utilizes polycrystalline modules manufactured by both Trina and Jinko Solar as well as inverters manufactured by Advanced Energy Industries. Both module manufacturers offer a 25-year limited power output warranty, which provides protections associated with equipment nonperformance, requiring the manufacturer to repair or replace the applicable module or provide a supplemental module at its own expense. In addition, the modules are protected by a 10-year defect warranty. Inverters are protected by a 10-year warranty.

Project-Level Financing. Massachusetts 1 is financed by a project-level term loan divided into two tranches, the Term Loan, and the SREC Term Loan. The Term Loan is in the amount of $5.2 million, matures on July 3, 2021 and accrues interest at a rate of 7% per year through July 3, 2020, after which the rate is 7.25% per year. The SREC Term Loan is in the amount of $5.6 million and matures on July 3, 2021 and accrues interest at a rate of 7.75% per year through July 3, 2020, after which the rate is 8% per year. As of September 30, 2014, the outstanding balance of the Section 1603 Term Loan was $2.7 million and the full amounts remained outstanding on the remainder of the loans. The loan is subject to an amortization schedule with interest and principal amounts paid quarterly. The loan is secured by Massachusetts 1, and New Mexico 2, and is expected to be guaranteed by us. The project has received its 1603 Cash Grant refund.

Massachusetts 2

Overview. Massachusetts 2 is a 3.796 MW solar generation facility located in northern Massachusetts, which commenced operations in June 2014. The facility is located on a site that totals about 26 acres, which are leased by the project under a 20-year lease arrangement. The facility is interconnected via an overhead 13.8 kV distribution line constructed to connect the project to the network.

PPAs. Massachusetts 2 sells 100% of its output, not including environmental attributes (such as credits, benefits and emissions reductions), to the Massachusetts Development Finance Agency through a 20-year PPA. In addition, Massachusetts 2 sells 100% of its environmental attributes (such as credits, benefits and emissions reductions) in years 1-10 through a 9.5-year REC PPA expiring in 2021 with Devens SREC Funding, LLC. The REC PPA contains a fixed price for the term of the PPA. To backstop payments under the contract, the buyer has posted collateral and also insured the first seven years of payment with International Company of Hanover, Plc.

Equipment. The facility utilizes polycrystalline modules manufactured by both Trina Solar and Jinko Solar as well as inverters manufactured by Advanced Energy Industries. Both module manufacturers offer a 25-year limited power output warranty, which provides protections associated with equipment nonperformance, requiring the manufacturer to repair or replace the applicable module or provide a supplemental module at its own expense. In addition, the modules are protected by a 10-year defect warranty. Inverters are protected by a 10-year warranty.

Project-Level Financing. Massachusetts 2 is financed by a project-level term loan totaling $8 million. The loan is divided into two tranches, the Term Loan and the SREC Term Loan. The Term Loan is in the amount of $2.7 million, matures on October 16, 2021 and accrues interest at a rate of 6.25% per year through October 16, 2020, after which the rate is 6.5% per year. The SREC Term Loan is in the amount of $5.3 million and matures on October 16, 2021 and accrues interest at a rate of 7% per year through October 16, 2020, after which the rate is 7.25% per year. The loan is subject to an amortization schedule with interest and principal amounts paid quarterly. The loan is secured by Massachusetts 2, New Mexico 1, and also is expected to be guaranteed by us. The project has received its 1603 Cash Grant refund.

New Mexico 1

Overview. New Mexico 1 is a group of solar PV projects totaling 2.88 MW comprised of three distinct projects located at 16 different physical sites near Roswell in Chaves County, New Mexico. The projects commenced operations in January 2011 and are located on multiple sites totaling approximately 20 acres. The sites are leased from three landowners under 10-year leases expiring in 2021 with an option to extend another 10 years at our sole discretion.

PPA. New Mexico 1 sells 100% of the electricity generated to Southwestern Public Service Co. (“SPS”), a subsidiary of Xcel Energy, and the site owners, through 10-year net metering power agreements and ground lease agreements with the site owners. The agreements price power sold to each site owner at their standard SPS rates. Power not used by the landowners is sold to SPS at SPS’ Tariff Rate No. 4 for Qualifying Facilities, which is currently based on real-time prices in the Southwest Power Pool (“SPP”). The majority of the facility’s generation is sold directly to SPS. In addition, the agreements contain a fixed price for RECs which are sold directly to SPS and which comprise the majority of total revenues. After year 10, the site lease may be extended at our sole discretion, allowing the facility to sell net-metered power to the hosts and SPS for an additional 10 years. During the lease extension period, we are not expecting further REC sales.

Equipment. The facilities utilize photovoltaic solar power modules manufactured by REC ScanModule AB and inverters manufactured by SatCon Technology Corp. (“Satcon”). The modules are subject to a 10-year minimum output warranty that provides protections associated with production, defects, workmanship, safety and operation, requiring REC ScanModule AB to repair the product, replace it or refund it at market price.

Project-Level Financing. New Mexico 1 is financed by a project-level term loan totaling $6.2 million of which $5.6 million remains outstanding as of September 30, 2014. The loan matures on February 12, 2018 and accrues interest at a rate of 8% per year. The term loan is subject to an amortization schedule with interest and principal amounts paid quarterly. The loan is secured by New Mexico 1, New Mexico 2, and also expected to be guaranteed by us.

New Mexico 1 has also issued two subordinated notes in the amounts, as of September 30, 2014, of $1.1 million due to Hunt, the EPC provider, and $1 million due to Sunrise Energy Ventures, the initial developer of the project. Both notes accrue interest at 9% and have a five-year amortization schedule with interest and principal amounts paid annually. The Hunt Note matures on September 1, 2018, and the Sunrise Note on September 1, 2018. The notes are expected to be guaranteed by us.

New Mexico 2

Overview. New Mexico 2 is a 2.496 MW solar PV project near Roswell in Chaves County, New Mexico. The project commenced operations in June 2013 and is located on a single tract containing approximately 20 acres. The site is leased from the City of Roswell under a 10-year lease with an option to extend another 10 years at our sole discretion.

PPA. New Mexico 2 sells 100% of the electricity generated to Southwestern Public Service Co., a subsidiary of SPS, and the City of Roswell, through 10-year net metering power sales agreements and a ground lease agreement with the City of Roswell. The agreements price power sold to Roswell at SPS Tariff Rate No. 4 for Qualifying Facilities, which is currently based on real-time prices in SPP. Power not used by Roswell is sold to SPS under the same rate structure. The majority of the facility’s generation is sold to SPS. In addition, the agreements contain a fixed price for RECs which are sold directly to SPS and which comprise the majority of total revenues. After year 10, the site lease may be extended at our sole discretion, allowing the facility to sell net-metered power to the host and SPS for an additional 10 years. During the lease extension period, we are not expecting further REC sales.

Equipment. The facility utilizes photovoltaic solar power modules manufactured by REC Modules Ptc Ltd. (“REC Solar”) and Renesola Jiangsu Ltd. (“Renesola”) and inverters manufactured by Solectria Renewables LLC (“Solectria”). The modules are subject to a 10-year minimum output warranty that provides protections associated with production, defects, workmanship, safety and operation, requiring REC Solar and Renesola to repair the product, replace it or refund it at market price. Inverters are subject to a five year warranty with an additional five-year extension purchased from Solectria that provides protections associated with defects and workmanship requiring Solectria to repair or replace the product.

Project-Level Financing. New Mexico 2 is financed by a project-level term loan totaling $6.2 million of which $5.8 million remains outstanding as of September 30, 2014. The loan matures on August 23, 2018 and accrues interest at a rate of 8% per year. The term loan is subject to an amortization schedule with interest and principal amounts paid quarterly. The term loan is secured by New Mexico 1 and New Mexico 2 and also expected to be guaranteed by us.

Biomass

Set forth below is an overview of our biomass projects. Such projects are owned by Global, one of our Founding Companies, or its affiliates.

Most of the biomass energy facilities in California were built in the 1980s or early 1990s, after PURPA began requiring utilities to purchase power provided by qualifying IPPs at relatively attractive rates. One provision of PURPA was a requirement to increase use of energy from cogeneration facilities that produce electricity and steam. This led to a boom in the construction of new biomass conversion and cogeneration facilities. However, changes in California’s regulatory policies starting in 1994 resulted in a decrease in the market prices and financial incentives available for biomass conversion facilities, leading to a shutdown or conversion (to natural gas-fired designs) of many of these facilities. Renewed financial incentives and regulations from local and federal government sources (such as the Archaeological Resources Protection Act of 2008), heightened energy security concerns and better technologies led to a resurgence in new and refurbished biomass facilities in California.

Chowchilla

Overview. Chowchilla Biomass Facility (“Chowchilla”) is a 12.5 MW biomass electricity generating plant located on a 12.5-acre site in Madera County, in the Central Valley of California pursuant to a 16-year lease. Originally constructed and commissioned in February 1990 and operated for a period of five years, the plant was shut-down in 1995 and put into long-term storage. It was refurbished, restarted and placed in service in August 2011. Its sister plant, El Nido Biomass Facility (“El Nido”), is also located in Madera County and is almost identical to Chowchilla.

PPA. All energy, capacity and environmental attributes (such as credits, benefits and emissions reductions) from Chowchilla are sold to Pacific Gas and Electric Co. (“PG&E”) based on a bundled energy rate pursuant to a PPA that expires in 2031. The agreement is a 20-year off-take agreement for up to 11.25 MW of net capacity and energy.

Operations and Maintenance. Deltaway Operation Services, LLC (“Deltaway”) took over the operations and ongoing maintenance of both Chowchilla and El Nido in February 2013 under an O&M agreement that runs through 2023, with automatic two-year renewal extensions. Deltaway specializes in biomass and waste to energy facilities, has provided services to 30 power plants worldwide and has a track record of improving operations at biomass and waste-to-energy facilities. Deltaway has sole authority, control and responsibility for site personnel, all of whom are considered employees of Deltaway. The scope of services under the Deltaway contract also includes management of facility resources, capital modifications and improvements recommendations, budget, cost control, procurement, performance monitoring and maintenance optimization.

Fuel Supply. The fuel supply for Chowchilla and El Nido is a mix of agricultural and urban wood waste. Urban wood waste typically contains clean waste wood and debris from construction and demolition, dunnage, scrap lumber, pallets, millwork residue, stumps, tree trimmings, and other manufacturing waste. Agricultural fuel is sourced locally from orchards and other agricultural waste sources, and includes whole tree or orchard removal, annual prunings from fruit and nut trees, as well as nut shells and fruit pits obtained from food processers, which meet specifications for minimum size and maximum limits on moisture content and ash. Chowchilla and El Nido have entered into multiple one-year and short-term fuel purchase agreements covering the majority of their fuel requirements. The fuel supply agreements are fixed-price with provisions for penalties for excessive ash or moisture content and price adjustments for sizing and heat values. Over the past year, 87% of the two plants’ supply needs were secured by contracts, with 58% of those needs coming from three suppliers. Additionally, California has enacted legislation to promote additional diversion of materials from landfills including AB341 (enacted in 2014), targeting 75% recycling, composting and diversion by 2020. As of 2011, other than Chowchilla and El Nido, there were 23 biomass electric generation facilities in California. The total combined capacity of these plants is approximately 562 MW.

Project-Level Financing. Chowchilla and El Nido were acquired free of any debt. They are required to post and maintain a letter of credit under their PPAs with PG&E in the amount of $4.5 million. Construction and refurbishment of the plants was financed by the previous owner.

El Nido

Overview. El Nido is a 12.5 MW biomass electricity generating plant located on a 76-acre site in Madera County in the Central Valley of California. The site is owned by the project. Originally constructed and commissioned in October 1988 and operated for a period of seven years, the plant was shut-down in 1995 and put into long-term storage. It was refurbished, restarted and placed in service in August 2011.

PPA. All energy, capacity and green attributes from El Nido are sold to PG&E based on a bundled energy rate pursuant to a PPA that expires in 2031. The agreement is a 20-year off-take agreement for up to 11.25 MW of net capacity and energy.

Operations and Maintenance. See discussion under “—Chowchilla—Operations and Maintenance.”

Fuel Supply. See discussion under Chowchilla Fuel Supply.

Waste Gas, Natural Gas and Waste Heat

Set forth below is an overview of our waste gas, natural gas and waste heat projects. Such projects are owned by the entities related to Genalta that are our Founding Companies or their affiliates.

Baytex #2 Cadotte and Shell #2 Cadotte (Peace River Power Center)

Overview. The Peace River Power Center (“PRPC”) is comprised of the 16 MW Baytex #2 Cadotte Project and 4.0 MW Shell #2 Cadotte Project. The PRPC is located approximately 38 kilometers east of Peace River, Alberta, Canada. The PRPC will produce electricity by burning waste gas from the nearby Baytex Energy Limited (“Baytex”) and Shell Canada Energy (“Shell”) oil field operations. The waste gas consists mainly of methane produced in association with crude oil and bitumen extraction. The fuel supply lines from these fields are interconnected so that excess gas from either field can be burned in either project that has excess capacity.

The PRPC is being constructed in two phases with significant concurrent construction. Phase 1, dedicated exclusively to the Baytex #2 Cadotte Project at 12 MW is to be constructed first and is projected to enter commercial operation in early 2015. Phase 2 of the Baytex #2 Cadotte Project, at 4.0 MW, and the Shell #2 Cadotte Project, also 4.0 MW, are projected to enter commercial operation later in Q1 2015. The project site is leased from the Government of Alberta under a 20-year lease. The PRPC interconnects with the nearby 25 kV distribution system.

PPA. The Baytex #2 Cadotte and Shell #2 Cadotte projects have PPAs with their respective energy hosts, which supply the fuel under fixed-term agreements. For the Baytex #2 Cadotte project, Baytex sells fuel to the project and all net electricity generated by the project is sold into the AESO power pool. The price of the fuel will equal 34% of the net project electric revenues attributable to fuel supplied by Baytex. Baytex will also receive 10% of the net proceeds from the sale of GHG credits. Baytex agrees to supply a set minimum amount of fuel per day until the contract terminates on June 6, 2026. At that time, Baytex has the option to extend the contract for an additional 10-year period. If quarterly fuel deliveries fall below the minimum contracted amount and the project is capable of using the energy, Baytex shall pay liquidated damages. If there is excess fuel delivered during the calendar quarter, the project will pay Baytex an excess gas payment. For the Shell #2 Cadotte project, Shell will provide the fuel supply until December 31, 2018, and may upon six months’ notice extend the project agreement past this date. In exchange, the project will pay all facilities and operating costs and will pay either 5% or 10% of the revenues received from AESO to Shell for the output attributable to fuel supplied by Shell.

If Shell’s fuel delivery falls below the established minimum for any billing cycle and the generator is fully operational and capable of using fuel, Shell will pay liquidated damages.

Additional project revenues are available through transmission tariff savings and emission reduction credits as described under a previous section titled “—Energy Sale Arrangements in Canada.” The project and Shell will share any transmission tariff savings on a 50-50 basis. Shell will receive all of the GHG credits created by the project.

Equipment. The PRPC will use Caterpillar GC-260 internal combustion engine-generator sets rated at 4.0 MW capacity each, three units dedicated to the Baytex Project (Phase 1), and two units dedicated interchangeably to the Baytex #2 Project (Phase 2) and Shell #2 Project. The Caterpillar equipment warranty is 24 months from delivery to the site or 16,000 operating hours, whichever occurs first. The warranty includes reasonable labor by Caterpillar required to remove and replace any failed component(s).

Project-Level Financing. On completion of construction, the PRPC project will be financed with a 10-year term loan from Alberta Treasury Branches (“ATB”) as arranged by Stonebridge Financial Corporation (“Stonebridge Financial”), with principal and interest payments due monthly to maturity. The cost of this debt is 4.92%, which is based on Canadian long-term bond rates at the time of credit issuance plus 325 basis points.

Judy Creek, Carson Creek and Harvest Bellshill Simple Cycle Gas Turbines

Overview. The Judy Creek (15 MW), Carson Creek (15 MW), and Harvest Bellshill (5.6 MW) projects are simple cycle gas turbine projects that are co-located with their respective energy hosts. The Judy Creek and Carson Creek projects are located approximately 20 kilometers apart on Pengrowth gas production sites and sublease land from Pengrowth. The Harvest Bellshill project is located on Harvest Operations Corporation’s Bellshill production site and subleases land from Harvest Operations Corp. (“Harvest”). All three site leases are for 20 years, running concurrently with their respective PPAs. All three projects operate on pipeline-quality natural gas that can either be supplied by local production wells, if available, or from the TransCanada gas pipeline. The Judy Creek and Carson Creek projects commenced operations in June and May 2014, respectively. The Harvest Bellshill project is scheduled to commence operations during the second quarter of 2015. Each project is intended to operate at variable capacity factors, depending upon market conditions, to shield the energy host from peak power prices of the AESO power pool. Each of the three projects interconnects with a nearby 25 kV distribution system.

PPA. The PPAs for the projects are with their respective energy hosts, which supply the fuel under 20-year agreements. For the Judy Creek and Carson Creek projects, Pengrowth will supply the fuel and purchase all of the electricity. Natural gas will be supplied to the projects at the applicable same day index price, plus the pipeline tariff related to transporting the gas less rebated royalty. Pengrowth will purchase all electricity at a discount to the AESO hourly pool price. The PPAs provide Pengrowth an option to purchase an ownership interest in the facility at amortized cost plus an agreed adjustment factor, to a maximum of 25% in the first five years after COD and to a maximum 100% thereafter. The option may be exercised once every five years by giving 90 days’ notice. We believe that Pengrowth does not view these projects as a strategic part of its business and is not likely to exercise such purchase options unless the projects are not performing adequately.

In addition, if the monthly capacity factor for any month falls below a predetermined level, Pengrowth agrees to pay a minimum monthly fee to compensate the project for lost revenue. Pengrowth may terminate the PPAs for Judy Creek and Carson Creek with 90 days’ notice. In the event of termination, Pengrowth must pay all the unamortized costs associated with the project(s) plus the cost of decommissioning, with us retaining 100% ownership of the decommissioned equipment.

For the Harvest Bellshill project, Harvest provided the turbine to the project for the price of C$1 and will supply the fuel and purchase all of the electricity. Natural gas will be supplied to the project at the applicable same day index price, less the interruptible toll (if applicable), plus the TransCanada pipeline delivery toll (if applicable, currently C$0.105/Gj), less 50% of the royalty savings achieved. Harvest will purchase all electricity at a discount to the AESO hourly pool price.

In addition, if the monthly capacity factor for any month falls below a predetermined level, Harvest agrees to pay a minimum monthly fee to compensate the project for lost revenue due to low capacity factor operations. Harvest may terminate the PPA at any time after five years or if Harvest pays only the minimum monthly payment for 12 consecutive months. In the event of termination, Harvest must pay all uncompensated project costs and will retain title to the generation equipment.

Additional revenue streams are available to all three projects through transmission tariff savings and the sale of ancillary services.

The Judy Creek, Carson Creek, and Harvest Bellshill projects are all based on quick starting, simple cycle gas turbine technology that is typically intended to operate at variable capacity factors, depending upon market conditions. During the hours that these gas turbines are not generating electricity for their hosts, they are available to sell ancillary services.

Equipment. The Judy Creek and Carson Creek projects each use a new Solar Turbines Titan 130 combustion turbine and an ASEA Brown Boveri generator. The Harvest Bellshill project uses a reconditioned Solar Turbines Taurus 60 combustion turbine that first entered service in 1990 and an ASEA Brown Boveri generator. Solar Turbines typically have a 12-month first fire warranty on new combustion turbine-generator sets. For reconditioned turbines like the one at Harvest Bellshill, the warranty is typically 12 months from the date that the reconditioning work was performed. The Judy Creek, Carson Creek and Harvest Bellshill combustion turbine-generator sets are all covered under a 10-year extended service agreement with Solar Turbines, which covers normal maintenance and inspections as well as major maintenance overhauls.

Project-Level Financing. Debt financing for the Judy Creek and Carson Creek projects consists of a C$22.5 million (C$11.25 million per project) term loan amortized over 19.5 years provided by First Calgary Credit Union. Principal and interest payments are due monthly through maturity. The interest rate is set at the Canadian Government bond yield corresponding with the maturity of the loan, plus a spread of 275 basis points, with a floor rate of 5.25%.

On completion of construction, the Harvest Bellshill project will be financed with a 10-year term loan amortized over 19 years with a balloon payment due at the end of the tenth year. This is a 5.18% loan from ATB as arranged by Stonebridge Financial, with principal and interest payments due monthly to maturity. The cost of this debt will be based on Canadian long-term bond rates at the time of credit issuance plus 325 basis points.

Shell Galloway, Husky Cadotte and Baytex Expansion

Overview. The Cadotte Lake waste gas-to-energy projects are comprised of three distinct projects: Shell Galloway (4 MW), Husky Cadotte (3 MW) and Baytex Cadotte Expansion (1 MW).The Husky Cadotte and Baytex Cadotte Expansion projects are co-located on a site leased from the Government of Alberta near Peace River, Alberta, Canada. The Shell Galloway project is located on an adjacent site, which is also leased from the

Government of Alberta. Both site leases are for 20 years. The Husky Cadotte, Baytex Cadotte Expansion, and Shell Galloway projects commenced operations on June 2012, April 2013 and March 2013, respectively. Each project interconnects through a 25 kV distribution system. Each project produces electricity by burning waste gas from the nearby Husky Oil Limited (“Husky”), Baytex and Shell oil field operations. The fuel supply lines from these three fields are interconnected so that excess gas from any of the three fields can be burned in any of the three projects that has unused capacity. The waste gas consists mainly of methane produced in association with crude oil and bitumen extraction.

PPA. The PPAs for each project are with their respective energy hosts, which supply fuel under 10-year agreements. These PPAs have the potential of being extended at the end of 10 years, dependent upon the future availability of waste gas and the mutual agreement of the parties.

For the Husky Cadotte project, Husky will purchase the electricity generated and will receive 5% of net generating output for free to cover any project parasitic loads. The remaining electricity will be purchased at a discount to the AESO 30-day hourly normalized rate applicable to the hours of operation. The project will receive no less than a predetermined rate per MWh and Husky will pay no more than a predetermined ceiling rate per MWh. Both floor and ceiling rates are adjusted for inflation. If the gas provided by Husky falls below the minimum contracted amount and the project is operational and capable of using the energy, Husky will pay liquidated damages. If Husky does not provide sufficient fuel for the project, the PPA permits the use of fuel supplied by either Baytex or Shell. The PPAs provide Husky an option to purchase an ownership interest in the facility at amortized cost plus an agreed adjustment factor, to a maximum of 25% in the first five years after COD and to a maximum 100% thereafter. The option may be exercised once every five years by giving 90 days’ notice. We believe that Husky does not view this project as a strategic part of its business and is not likely to exercise such purchase option unless the project is not performing adequately.

For the Baytex Expansion project, Baytex sells fuel to the project and electricity is sold into the AESO power pool. Fuel payments will be based on a scaled heat rate in GJ/MWh and the AESO 30-day rolling hourly average spot rate plus any applicable royalties payable on such gas. If quarterly fuel deliveries fall below the minimum contracted amount and the project is capable of using the energy, Baytex shall pay liquidated damages.

For the Shell Galloway project, Shell will provide fuel. The project will pay to Shell the value received from AESO for the net electricity output of such billing cycle, which will be calculated as the net output times the certain AESO power pool price plus any AESO tariff credits or charges (e.g. AESO trading fees) times the share of the net output attributable to fuel supplied by Shell. In return, the project will receive a facilities charge, which includes the monthly project capital costs based on project costs, depreciation, income taxes and general and administrative expenses, plus an operating cost payment based on actual O&M costs. In addition, there is a bonus or penalty payment depending upon whether the annual capacity factor exceeds or falls below 98%. This payment or penalty will not exceed 0.5% of the project operating costs in any given project year.

Additional project revenues are available through transmission tariff savings and emission reduction credits. For the Husky Cadotte project, 75% of these benefits will accrue to the project and 25% to Husky. For the Baytex and Shell projects, any transmission benefits will accrue to the project.

Each project is also eligible to generate GHG credits as described under “—Energy Sale Arrangements in Canada.” For the Husky Cadotte and Baytex Cadotte Expansion projects, 100% of these benefits will accrue to the project. For the Shell Galloway project, 100% of the benefits will be owned by Shell.

Equipment. The projects are based on the Capstone C1000 power package module. The units selected for the Cadotte Lake Projects have a Digester Gas option, which incorporates materials enabling them to operate on fuel gas containing up to 2,000 parts per million (“ppm”) of Hydrogen Sulfide (“H2S”). The Capstone warranty for the C1000 units is 2 years or 39,999 turbine run hours with the start of warranty period being December 1, 2013 for the Husky and Baytex Cadotte projects and November 1, 2014 for the Shell Galloway project.

Project-Level Financing. Debt financing for each project is in the form or a term loan from ATB as arranged by Stonebridge Financial, with principal and interest payments due monthly to maturity. The interest rate was set at the Canadian Government bond yield corresponding with the maturity of the loan, plus a spread of 375 basis points. Three separate tranches were issued as follows in July 2013:

•	Husky Cadotte Project—C$3.99mm at 5.29%, maturing on June 30, 2022

•	Baytex Cadotte Expansion Project—C$0.70mm at 5.62%, maturing on April 30, 2023, and

•	Shell Galloway—C$10.43mm at 5.59%, maturing on May 1, 2023

Judy Creek Waste Heat

Overview. The Judy Creek Waste Heat project is a 2 MW waste heat-to-energy joint venture project located at Pengrowth’s Judy Creek wastewater processing facility near Swan Hills, Woodlands County, Alberta, Canada, and commenced commercial operation in December 2012. The project captures waste heat from the exhaust of two Pengrowth-owned gas turbines that drive water pumps. Pengrowth has granted the facility a 20-year lease consistent with the term of the PPA. We will be the managing partner of the joint venture, with 75% ownership, and Pengrowth will be the general partner with 25% ownership. The project is interconnected to a 25 kV distribution system.

PPA. The PPA for this project is with Pengrowth, which supplies the waste heat and purchases all the electricity under an agreement expiring in 2032. Electricity will be purchased at a discount to the AESO 30-day hourly normalized rate applicable to the hours of operation. However, the project will receive no less than a predetermined floor rate per MWh and Pengrowth will pay no more than a predetermined ceiling rate per MWh. Utility tariff savings will be equally divided between the project and Pengrowth. If the energy rate falls below the floor rate, Pengrowth will pay the floor rate but will accrue a credit equal to the difference between the floor rate paid and the energy rate. The accrued credit will be applied against future payments that are above the floor rate. Pengrowth guarantees a minimum contracted amount of waste heat. Surplus deliveries will be credited against potential future shortfalls. Liquidated damages will result from prolonged shortfalls of source energy. Proceeds generated from GHG credits will be split between the project and Pengrowth.

Equipment. The Judy Creek Waste Heat Project uses heat exchangers to collect the exhaust heat of the two Solar Centaur gas turbines used to pump wastewater. This heat is used to heat a refrigerant in an organic rankine cycle supplied by Atlas Copco Mafi-Trench Company LLC.

Project-Level Financing. Debt financing for the project is in the form or a term loan from ATB as arranged by Stonebridge Financial, with principal and interest payments due monthly to maturity. The interest rate was set at the Canadian Government bond yield corresponding with the maturity of the loan, plus a spread of 375 basis points. The loan was issued in July 2013 in the amount of C$4.08 million, maturing on September 30, 2022 at 5.86% interest rate (C$2.4mm balloon payment of principal due at maturity).

Wind

Set forth below is an overview of our wind projects.

Constantine Wind Energy Portfolio

Overview. The CWE Portfolio consists of 74 small wind project sites totaling 9.4 MW located in the U.K. with an average project size of 127 kW. Each site utilizes one or two turbines that supply electricity to the local distribution grid and receive FIT payments. The CWE Portfolio has 35 projects in operation totaling 3.3 MW, with the earliest commissioned in March 2012. An additional 18 sites totaling 3.5 MW are in construction with anticipated COD dates in Q1 2015. The remaining 21 projects have planning consents secured (with the exception of one project) and anticipated commercial operation by Q1 2015. Site control for most sites is secured under a 25- to 30-year lease arrangement, with five or 10-year renewal terms at the project owner’s discretion. Each facility is or will be interconnected on-site to the distribution grid or to the land owner’s electric supply connection point.

FIT Contracts. Each project has received or will be eligible to receive FIT accreditation from Ofgem, which provides a 20-year guaranteed payment stream to each project. PPAs for the projects currently in operation consist of agreements with Smartest Energy and Opus Energy, which expire in March 2015 and March 2016, respectively. Electricity suppliers are obligated to offer FIT PPAs to qualified projects.

Equipment. The projects utilize distributed wind turbines with individual ratings between 50 kW and 100 kW manufactured by Northern Power Systems of Vermont, Endurance Wind of Canada and Enercon of Germany. The suppliers also provide EPC and O&M services for the projects in conjunction with standard five-year turbine and parts warranties under the supply agreements.

Huerfano

Overview. Huerfano Wind is an 8 MW wind generation facility located in a rural area in Huerfano County, Colorado, which commenced operations in October 2013. The facility is located on a site that totals approximately 50 acres, which are leased by Huerfano under a 30-year lease arrangement. The facility is interconnected to the 69 kV bus of the adjacent Huerfano Substation owned by San Isabel Electric Association, Inc. (“SIEA”). The facility is owned by TTCP Energy Finance Fund II, LLC, one of our Founding Companies.

PPA. Huerfano sells 100% of its power and environmental attributes (such as credits, benefits and emissions reductions) to SIEA pursuant to a 25-year PPA. Revenues consist of a fixed payment based on actual energy production and escalate over the life of the agreement. The PPA contains an energy cap that we believe is sufficiently high so as not to significantly impact the plant’s P50 production in the future and has not impacted energy sales to SIEA since the plant began operations.

Equipment. Huerfano was designed, engineered, constructed and commissioned pursuant to an EPC agreement with Ralls Corporation (“Ralls”), a U.S. subsidiary of Sany Heavy Industry, Co., Ltd. (“Sany”), and subcontracted to Wanzek Construction, Inc. The facility utilizes 2 MW wind turbines manufactured by Sany and purchased directly from Ralls. The turbine warranty and guarantee are provided by Ralls and backstopped by a parent guarantee from Sany. The turbines are subject to a five-year parts and defect warranty in which repairs must be made at Ralls’ expense.

Operations & Maintenance. During the five-year warranty period, Ralls will provide day-to-day operations and maintenance services. Pursuant to the terms of the agreement, Huerfano is not charged a fee for the first two years of O&M services. For the remaining three years, Ralls will be paid a fixed annual fee.

Muirden Portfolio

Overview. The Muirden Portfolio consists of two small wind project sites, Leylodge and South Nittanshead, totaling 900 kW located in Scotland, U.K. Each site utilizes one or two turbines that supply electricity to the local distribution grid and receive or are eligible to receive FIT payments. Leylodge is operational, while South Nittanshead is expected to reach operation by early 2015. Site control is secured by 25-year leases and each facility is interconnected on-site to the distribution grid with Scottish Hydro.

FIT Contracts. Each project has received or will be eligible to receive FIT accreditation from Ofgem, which will provide a 20-year guaranteed payment stream to each project.

Equipment. The projects utilize distributed wind turbines with individual ratings of 225 kW manufactured by Wind Technik. The suppliers also provide EPC and O&M services for the projects in conjunction with standard five-year turbine and parts warranties under the supply agreements.

Mosscliff Portfolio

Overview. The Mosscliff Wind portfolio consists of four small wind project sites totaling 575 kW located in England and Scotland, U.K. The sites are South Uplaw (250 kW), Polkanuggo (225 kW), Ridings (50 kW) and Thurlibeer (50 kW). Each site utilizes one turbine that supplies electricity to the local distribution grid and receives or is eligible to receive FIT payments for 20 years. Ridings and Thurlibeer are in operation, and South Uplaw and Polkanuggo have all consents and are anticipated to come online by late January 2015. Site control for all sites is secured under lease arrangements ranging from 24 to 50 years, with renewal solely upon mutual agreement at term’s end. Each facility is or will be interconnected on-site to the distribution grid with either SP Power Networks or WPD (Southwest) plc.

FIT Contracts. Each project has received or will be eligible to receive FIT accreditation from Ofgem; Polkanuggo will have to reapply for pre-certification from Ofgem as its current eligibility date ended December 23, 2014, and it will not be online until January 2015.

Equipment. The projects utilize distributed wind turbines with individual ratings between 50 kW and 250 kW manufactured by Endurance Wind of Canada, Wind Technik of Germany and Vestas of Denmark. The suppliers also provide EPC and O&M services for the projects in conjunction with standard five-year turbine and parts warranties under the supply agreements.

Government Incentives

U.S. Incentives

U.S. federal, state and local governments have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, ITCs, PTCs, and cash grants, well as mandates that regulated retail electric utilities procure a specified percentage of total delivered electricity from eligible renewable generation resources. These incentives help catalyze private sector investments in renewable generation. Our projects have benefited from these government incentives, which we believe improve and enhance our cash returns.

United Kingdom Incentives

In the U.K., the RO and FIT programs have been the primary support mechanism to date (with the CFD program to be introduced as part of the EMR). It places an obligation on energy suppliers to source a growing proportion of the electricity they supply to customers from eligible renewable sources. The EU and U.K. targets for reducing carbon emissions require investment in low carbon electricity generation and compared to other EU Member States, the U.K. generates a relatively low proportion of electricity from renewable sources.

Canada Incentives

Renewable electricity generation in Canada is supported by federal and provincial incentives such as long-term fixed price contracts, accelerated depreciation and RPS. The government incentives make the development of clean energy projects more attractive either through renewable energy incentives and targets or by providing supportive contract prices. In addition, in Alberta, where the Genalta projects are located, tougher environmental regulations are forcing the shutdown of older, coal fired generation. However, our projects are eligible to receive GHG credits. Based upon the current Alberta Environment Offset of 0.65 tons CO2e/MWh and Alberta Environment Price of $15/ton CO2e, we expect that GHG credits will produce $9.75/MWh. These shutdowns in combination with the increased restrictions on greenhouse gas emissions from industrial facilities are creating incentives for new, clean generation.

Regulatory Framework

U.K. Regulation

In the U.K., the national government develops policy and regulates the renewable energy sector (both wind and solar). In addition, the national government regulates wholesale electricity markets and matters related to the cost of, and access, to transmission infrastructure.

There are three primary bodies which are responsible for the activities outlined above:

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The Department of Energy & Climate Change. The DECC is the U.K. Ministerial department with overall responsibility for the U.K.’s energy sector. As such, it is responsible for the development and implementation of government policy and legislation in relation to the electricity sector, including renewables and transmission. The policies are often in response to directives issued by the E.U., which are binding on the U.K. DECC is responsible for devising and implementing the support regime for the renewable sector, including FITs, ROs and the CCL. It also responsible for implementing the EMR (including CFDs). In addition, it has legislative and policy responsibility for the wholesale and retail electricity markets and transmission.

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The Office of Gas and Electricity Markets. Ofgem is a non-Ministerial department and an independent National Regulatory Authority (and recognized as such under E.U. directives). It is the principal regulator of the U.K. electricity market with responsibility for the supervision and development of the electricity market and the regulation and delivery of government schemes (including support for the renewable energy sector). Of particular relevance to us is Ofgem’s role in accrediting generating facilities for the RO, FIT and CCL schemes. Ofgem will also play the primary regulatory role as the EMR is implemented. In addition to the roles outlined above, Ofgem is also responsible for regulating the U.K.’s transmission network, which is owned and maintained by Distribution Network Operators (“DNOs”) and operated at a system level by National Grid (in England and Wales). With respect to transmission, Ofgem’s role is to ensure grid access and pricing is provided on a fair and transparent basis and to ensure critical grid infrastructure (including for renewable generation) continues to be funded and developed.

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National Grid plc and the DNOs. National Grid plc and the DNOs own and operate the U.K.’s transmission network. These entities are responsible for providing grid access and are entitled to recover certain costs in relation to both grid interconnection and transmission. These activities are regulated by Ofgem. The costs of operating the transmission network are recouped by National Grid Electricity Transmission through the levying of the Transmission Network Use of System charges on generators and suppliers. These charges are regulated by Ofgem.

U.S. Regulation

Regulatory Framework in the United States

Electric power sales and markets in the United States are subject to regulation at both the federal and state levels. Federal law provides for the exclusive jurisdiction over the sale of electricity at wholesale (that is, for resale in interstate commerce) and the transmission of electricity in interstate commerce, and for the regulation of mergers, acquisitions, financings, and wholesale and transmission power markets. State regulators regulate the rates that retail utilities can charge and the terms under which they serve retail (end-use) electric and gas customers. State regulators review individual utilities’ electricity supply requirements and have oversight over the ability of public utilities to pass through to their ratepayers the costs associated with power purchases from independent generators. Federal regulatory filings are required for renewable energy projects in the United States that sell energy at wholesale. Even when a particular energy business is subject to federal energy regulation, state and local approvals (such as siting and permitting approvals) are often required. In addition, federal regulators specify the facilities location, operating characteristics, and rates and terms applicable to natural gas transportation, while state regulators specify the facilities location, operating characteristics, and rates and terms applicable to local natural gas distribution and retail, or end-use, sales. Federal law also designated the FERC as the regulator of gas pipeline rights-of-way and hydropower dam safety and operation.

FERC

The FERC regulates the sale of electricity at wholesale (any sale for resale is a “wholesale” sale) and the transmission of electricity pursuant to its regulatory authority under the FPA. Non-governmental entities that engage in wholesale sales or transmission activities, or that control physical facilities or contracts under which those businesses are performed, are subject to FERC jurisdiction, and any such entity is a “public utility” under the FPA. As discussed above in “Notice to Investors,” FERC also regulates the transfer and sale of public utilities and direct and indirect voting interests in public utilities. FERC also regulates certain gas transportation and storage facilities, and regulates the rates and terms of gas transportation, in interstate commerce under the Natural Gas Act and the Natural Gas Policy Act.

With respect to electric transmission and sales, FERC’s jurisdiction includes, among other things, authority over the rates, charges and other terms for the sale of electricity at wholesale by public utilities (entities that own or operate projects subject to FERC jurisdiction) and for transmission services. In most cases, FERC does not set specific rates for the sale of electricity at wholesale by generating companies (such as our project companies) that qualify for MBR authority, enabling companies to price based upon negotiated rates reflecting market conditions. In order to be eligible for MBR authority, and to maintain exemptions from certain FERC regulations, our projects must request market based rate authorization from FERC. With respect to its regulation of the transmission of electricity, FERC requires transmission providers to provide open access transmission services, which supports the development of non-utility power generators and competitive power markets by assuring non-discriminatory access of non-utility generators to the transmission grid. FERC has also encouraged the formation of ISOs and RTOs to govern access to transmission services and to operate wholesale markets administered by ISOs/RTOs within geographic markets permitted by FERC.

In 2005, the U.S. federal government enacted EPACT 2005 conferring new authority for FERC to act to limit wholesale market power if required and strengthening FERC’s criminal and civil penalty authority (including the power to assess fines of up to $1 million per day per violation), and adding certain disclosure requirements. EPACT 2005 also directed FERC to develop regulations to promote the development of transmission infrastructure, which provides incentives for transmitting utilities to serve renewable energy projects and expanded and extended the availability of U.S. federal tax credits to a variety of renewable energy technologies, including wind power. EPAct 2005’s market conduct, penalty and enforcement provisions also apply to fraud and certain other misconduct in the gas sector.

In addition, the PUHCA provides FERC and state regulatory commissions with access to the books and records of holding companies and other companies in holding company systems, and it also provides for the review of certain costs. Companies that are holding companies under PUHCA solely with respect to one or more exempt wholesale generators, “qualifying facilities” or foreign utilities are exempt from these PUHCA books and records requirements.

Qualifying Small Power Producers. QFs are generating facilities that meet requirements established by FERC under PURPA and make filings with FERC to establish their QF status. Some QFs cogenerate electricity together with thermal energy. A cogeneration QF must produce a certain portion of its total energy output in the form of thermal energy that is used for a commercial purpose, and its fossil fuel input must be in a certain proportion to its electrical and thermal output. A small power QF must satisfy FERC requirements relating to facility size and fuel use, and proximity to other affiliated power facilities that use the same type of fuel. All of our current electric generating facilities are small power QFs.

PURPA requires utilities in some regions of the United States and permits utilities in other regions to purchase the electric output of QFs at negotiated rates or rates up to the incremental or “avoided” cost that the utility would have incurred if it produced the electricity itself or purchased it from another source. State public utility commissions must approve the rates and, in some instances, other contract terms under which utilities purchase electricity from QFs. Since the enactment of the EPACT 2005, many utilities have been prospectively excused from PURPA’s “must-buy” requirements. State public utility commissions are responsible for determining the avoided cost rates for utilities subject to their jurisdiction, although QFs and utilities may negotiate outside of this framework. Some state public utility commissions require utilities to file their agreements under which utilities purchase electricity from QFs. Many QFs also make other sales of power, subject to FERC regulation. Under PURPA and FERC’s implementing regulations, QFs also are entitled to limited exemptions from the FPA, PUHCA and state utility regulation, but PURPA and FERC’s implementing regulations do not override state laws that can limit retail power sales to utilities holding franchises under state law.

Market-Based Rates. No person may sell wholesale electricity absent express, prior permission or exemption from FERC under the FPA, apart from certain governmental entities and governmentally-funded electric cooperatives. When a person or business (such as a generator or power marketer) wishes to sell wholesale electricity at any rate other than at traditional, FERC-approved cost-based rates, the person or business must apply to FERC for MBR authority prior to engaging in FERC-regulated power sales. Only some limited power sales from QFs smaller than 20 MW are immune from this requirement (including all of our currently-owned and operational U.S. electric generating facilities).

A person or business applying for MBR authority must demonstrate to FERC that it does not possess market power, as defined by FERC. Market power can exist by virtue of an MBR applicant being affiliated with 20% or more of the uncommitted generating capacity in its market or any adjacent market, or being a “pivotal” supplier affiliated with a greater quantity of generating capacity than the FERC-defined shortage or surplus of power in that market or any adjacent market. MBR authority is not a permanent award—an MBR-holding entity must continue to satisfy FERC market power caps, must make ongoing, public reports to FERC concerning all of its power sales, and is subject to FERC regulation of all of its direct and indirect mergers, acquisitions, divestitures and changes in control. An entity that holds MBR authority—like all other persons that engage in FERC-regulated activities—must comply with FERC prohibitions of market manipulation, fraud, and misconduct under power sales tariffs that are subject to FERC jurisdiction under the EP Act. At present, the power sales activities conducted by our U.S. electric generation subsidiaries do not require MBR authority. However, in the future, FERC could expand its MBR requirements, and separately we could acquire larger and/or non-QF generating assets that are required to obtain and hold MBR authority.

State Utility Regulation

While federal law provides the utility regulatory framework for our sales of electricity at wholesale in interstate commerce, there are also important areas in which state regulatory control over traditional public utilities that fall under state jurisdiction may have an effect on our U.S. projects. For example, the regulated electric utility buyers of electricity from QFs are often required to seek state public utility commission approval for the pass through in retail rates of costs associated with PPAs entered into with a wholesale seller. Certain states, such as New York, regulate the acquisition, divestiture, and transfer of some wholesale power projects and financing activities by the owners of such projects. California, which is one of our markets, requires compliance with certain operations, electrical output, thermal energy sales, and maintenance reporting requirements for some wholesale generators including QFs. In addition, states and other local agencies require a variety of environmental and other permits, licenses and approvals.

State law governs whether an entity is allowed to sell retail electricity in that state, and whether gas can be sold by an entity other than a traditional, state-franchised gas utility. Some states, such as Florida, prohibit most sales of retail electricity except by the state’s franchised utilities. In other states, such as New Jersey and Pennsylvania, an independent generator may sometimes sell retail electric power to a co-located or adjacent business customer, and a gas supplier can sometimes make on-premises or adjacent-premises gas deliveries to a single plant or customer. Some states, such as Massachusetts and New York, permit retail power and gas marketers to use the facilities of the state’s franchised utilities to sell power and/or gas to retail customers as competitors of the utilities.

Independent System Operators and Regional Transmission Organizations

The bulk electric transmission system and the electricity markets in several geographic regions of the United States are operated by FERC-regulated ISOs and RTOs. Each of the ISOs/RTOs established the market design, market rules, tariffs, cost allocations, and bidding rules to which its market participants are subject. There is also a separate ISO in an entirely intrastate market in a portion of Texas that is not directly subject to FERC economic, corporate, financial or rate regulation under the FPA, but is subject to FERC’s national electric reliability authority.

ISO/RTO market participants include traditional utilities that own transmission and distribution facilities and sell power to retail customers; transmission and distribution utilities within an ISO/RTO market turn control over their facilities over to the ISO/RTO. ISO/RTO market participants also include independent generating companies that produce and sell electricity to other market participants who in turn typically re-sell the electricity; municipal and cooperative utilities that distribute and sell electricity to customers in their service territories; power management businesses that engage in load-reduction and provide power management contract services; and power marketers that engage in power trading and re-sales from generation assets owned or operated by others.

Each ISO/RTO has a monopoly on the provision of transmission service over the facilities of the ISO/RTO’s member utilities that the ISO/RTO controls but does not own, and on the management of the wholesale power sales market that relies on the same utilities’ facilities. The ISOs/RTOs themselves develop and determine their own market rules, market clearing practices, pricing rules including floors and ceilings on electricity prices, and establish eligibility requirements for market participation. Bulk power transmission within the ISO/RTO regional markets is only available from the ISOs/RTOs and not from transmission-owning utilities. Even though our QFs hold partial immunity from some direct rate regulation by FERC, any of our QFs that sells wholesale electricity in an ISO/RTO market, or is interconnected to a utility located in an ISO/RTO geographic territory, is subject to the applicable ISO/RTO tariff and rules and to that ISO/RTO’s market pricing practices, which in each case set variable, real-time prices for energy that undergo changes based on that particular ISO/RTO’s market practices.

Future Regulations

The regulations that are applicable to our current U.S. electric generation projects vary according to the type of energy being produced and the jurisdiction of the facility. As part of our growth strategy, we are looking to grow by pursuing development and acquisition opportunities. Such opportunities may exist in jurisdictions where we have no current operations and, as such, we may become exposed to different regulations for which we have no experience. Some states periodically revisit their regulation of electricity and gas sales. Other states, such as South Carolina and Florida, have adhered to traditional exclusive-franchise practices, and in these and other states most electricity and gas customers may receive retail service only from a utility that holds an exclusive geographic franchise to provide service at that customer’s location. In some states that have experienced energy price hikes or market volatility, such as New York and California, investments in expanding facilities or buying or building additional facilities may be subject to changing regulatory requirements that may encourage competitive market entry.

Canadian Regulation—Alberta

In Canada, the federal government does not regulate activities related to owning waste gas projects and participating in wholesale and retail energy markets. These activities are regulated at the provincial level. The province of Alberta has a market driven electricity industry characterized by deregulated generation, open access to regulated transmission and distribution, an active wholesale spot market and deregulated retail competition.

Renewable energy projects in Alberta require a number of governmental approvals, including the following:

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Alberta Utilities Commission (“AUC”) approval. Power Plant Approval is required from the AUC prior to construction of the facility. In addition, a Connection Order must be issued by the AUC prior to connecting the facility to the grid. The AUC application has multiple requirements including a noise assessment, environmental impact study and public consultations. Genalta, our initial Member owning and operating our Canadian waste gas projects, engages a third party expert to complete a noise study and provide verification that each facility will meet AUC noise guidelines. All landowners within 2km of the proposed power plant will be identified and public consultations completed as part of the application. In addition all Land interests in the area including the municipal district, the crown, various industrial owners, and local trappers will be notified. To meet additional requirements of the AUC application process, Genalta will seek non-objection from Alberta Environment and Sustainable Resource Development, request a generator asset ID from the AESO, apply for municipal development and building permits, and obtain Historic Resources Act clearance.

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Alberta Environment and Sustainable Resource Development (“AESRD”) approval. For new power generation systems larger than 1 MW, AESRD requires a full industrial facility application complete with an air dispersion study. The industrial facility application will provide detailed information on the proposed project, including all anticipated sources of emissions and potential releases from the turbine implementation. Once the application is reviewed and found to be complete, Alberta Environment typically requests that a notice be placed in the local newspaper seeking any requests for more information or objections. The key concern for AESRD related to gas turbines is the quality of the NOx emissions. The limit for NOx emissions for turbines is 0.6 kg/MWh. The air dispersion study will model the emissions from the new facility and determine the required stack size and height, while taking into consideration dispersion effects and the local conditions (i.e. terrain, prevailing winds, etc.). Genalta engages a third party expert to have a baseline air dispersion study prepared (although an air dispersion study was not required for Judy Creek) and the incremental emissions to process the gas modeled and evaluated. Alberta Environment will not issue approval until AUC approval has been issued.

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Development Permits. A development permit is required from the Municipal District prior to construction. The requirements to obtain a development permit usually include completing an application with information on the land owner, the existing use of the land, a description of the proposed development, and estimated construction cost. Upon obtaining necessary development permits, subsequent building and electrical permits are required. In most cases the municipal district relies on Superior Safety Codes to provide these permits and inspections. Superior Safety Codes is an authorized agency that provides permits and inspections throughout Alberta. This is a separate application process that requires additional site data. Inspections will be conducted on site at various stages throughout construction to maintain the permits.

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Interconnection Approvals. Approval from the regional electrical utility (Atco Electric and Fortis) along with AESO will be required to connect to the grid. ATCO Electric and Fortis will complete a feasibility study and conclude the interconnection is technically feasible.

We are also regulated by the Alberta Energy Regulator, which was recently created to assume certain regulatory functions of Alberta Environmental and Sustainable Resource Development and the former Alberta Energy Resources Conservation Board. The Alberta Energy Regulator issues industrial facility approvals governing air and water emissions for power generation facilities. It also regulates the development of Alberta’s energy resources, including oil, natural gas, oil sands, coal and pipelines.

Seasonality

The volume of energy we generate and therefore the amount of cash flow we receive from our projects is affected by weather and seasonality. A significant portion of our solar projects’ annual output is produced from May through September, when solar resources tend to be most favorable. Our wind projects produce a significant portion of their output from October through April, when wind resource tends to be most favorable. Contracted cash flow can also be impacted by PPAs that contain multipliers to incentivize output during periods characterized by high demand.

Competition

We operate in a capital-intensive industry that is currently highly fragmented and diverse, with numerous industry participants. We believe our primary competitors are investor-owned utilities, dividend-oriented investment vehicles, diversified energy IPPs, private equity funds, strategic investors and some solar and wind power companies or IPPs focused on renewable energy generation. We compete with these companies to acquire high quality projects with projected stable cash flows that can be built in a cost-effective manner, as well as for the related low-cost financing. Our projects compete on the basis of contract price and terms, as well as their location. There is a wide variation in terms of the capabilities, resources, scale and scope of our competitors, depending upon the particular fuel source or region. We believe, however, that our scale, purchasing power and relationships with global financial institutions and leading vendors of equipment and services required in the power generation industry provide us with competitive advantages. We also compete with other clean and renewable energy companies for the limited pool of personnel with requisite industry knowledge and experience.

Competitive conditions may also be substantially affected by various forms of energy legislation and regulation considered from time to time by federal, state, provincial and local legislatures and administrative agencies. Such laws and regulations may substantially increase the costs of acquiring, constructing and operating projects, and some of our competitors may be better able to adapt to and operate under such laws and regulations.

Customers

We sell or transfer our entire energy production and certain associated environmental attributes (such as credits, benefits, emission reductions and RECs) on a wholesale basis into various managed transmission systems subject to certain FIT Contracts, to investor-owned utilities, cooperatives, industrial companies and municipal owned entities under long-term PPAs and to provincial power agencies under RESOP Contracts and certain FIT Contracts.

Land Use, Environmental, Health and Safety Matters

Our operations are required to comply with various land use, environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, including laws and regulations related to, among other matters, air and water quality and emissions, environmental impact studies, endangered, threatened and otherwise protected bird, bat and other animal and plant species and habitats, historic, archaeological, religious or cultural resources, noise, protection of human remains and the management, disposal, investigation and remediation of hazardous substances. We are also required to comply with local environmental and land use requirements, including county and municipal land use, zoning, building, water use, and transportation requirements, including obtaining special use or conditional use permits, demonstrating that the project is compatible with existing land uses and protects the natural and human environment, and/or implementing testing, modelling or mitigation measures. These existing and future laws and regulations may impact existing and new projects and require us to obtain and maintain permits and approvals, comply with all land use and environmental laws and regulations applicable within each jurisdiction and implement land use, environmental, health and safety programs and procedures to monitor and control risks associated with the construction, operation and decommissioning of regulated or permitted energy assets, all of which involve a significant investment of time and resources. Failure to obtain, maintain or comply with such requirements, licenses, permits or approvals could delay or suspend our operations or subject us to additional costs, fines or other sanctions.

In addition, renewable energy projects may be subject to federal, provincial, state, municipal, county, local or foreign environmental reviews, where a broad array of the project’s potential environmental impacts, such as impacts on historic sites, aesthetics, air quality, wetlands and water resources, scenic areas, cultural, archaeological and paleontological resources, noise, endangered, threatened or otherwise protected bird, bat, other animal and plant species and communities, and human remains. Projects may be required to undergo an environmental impact assessment and/or statement (or the state equivalent) and submit such assessments and/or statements as part of their applications. An agency reviewing the project may require environmental mitigation measures to offset identified impacts, including commitment to ongoing monitoring or financial compensation as a condition of project approval. Such measures are often implemented during operations and may require significant costs, or compromise or even require temporary cessation or curtailment of operations under certain conditions.

We also incur costs in the ordinary course of business to comply with these laws, regulations and permit requirements. Land use, environmental, health and safety laws and regulations frequently change, and often become more stringent or subject to more stringent interpretation or enforcement. Such changes in land use, environmental, health and safety laws and regulations, or the interpretation or enforcement thereof, could require us to incur materially higher costs, or cause a costly interruption of operations due to delays in obtaining new or amended permits.

The failure of our operations to comply with land use, environmental, health and safety laws, regulations and permit requirements may result in administrative, civil and criminal penalties, imposition of investigatory, cleanup and site restoration costs and liens, denial or revocation of permits or other authorizations and issuance of injunctions to limit, suspend or cease operations. Merced Power, LLC (a subsidiary of Global) is a party to two consent decrees, each with both the U.S. Environmental Protection Agency (the “EPA”) and the San Joaquin Valley Unified Pollution Control District (the “District”), related to violations of emissions requirements at Chowchilla and El Nido. Pursuant to each consent decree, the District has assessed additional stipulated penalties of $272,312, which may be reduced following negotiations with Global and the implementation of supplemental environmental projects. Also, we have experienced, and could experience in the future, significant opposition from third parties with respect to our projects, including environmental non-governmental organizations, neighborhood groups, municipalities and First Nations.

In addition, claims by third parties for damages to persons or property, or for injunctive relief, have been brought in the past, and may be brought in the future as a result of alleged environmental, and health and safety impacts associated with our activities.

Environmental—U.K.

Projects in the EU (including the United Kingdom) that have the potential to harm the environment are required to undergo an Environmental Impact Assessment and submit an Environmental Impact Assessment or environmental statement as part of the relevant planning or permit application. In addition to this process, the EU requires competent authorities to carry out appropriate assessments in certain circumstances where a plan or project affects a Natura (sensitive European ecology) site. Most wind farm and solar PV projects are required to submit an Environmental Impact Assessment or environmental statement during their development, and some may affect Natura sites and be required to be assessed as such. Accordingly, in awarding development consent or approval for such a renewable energy project, the likelihood and significance of environmental impacts will usually have been assessed and determined by a competent authority to be acceptable. Any residual impacts will be required to be mitigated by planning conditions or obligations such as “Habitat Management Plans.”

The U.K. government has recently announced that new mid-size onshore wind projects (less than 50 MW) will require a compulsory consultation of local communities before a planning application is lodged. This change in planning law will only affect future projects.

Environmental—U.S.

To operate our U.S. projects, we are required to obtain from federal, state and local governmental authorities a range of environmental permits and other approvals, including those described below.

Federal Land Approvals. Our U.S. projects may be located, or partially located, on lands owned by the federal government and administered by the BLM or another federal agency. Therefore, we may be required to obtain and maintain BLM right-of-way grants, or the equivalent approval from other federal agencies such as the National Park Service or Bureau of Reclamation, for access to, or operations on, such lands. Obtaining and maintaining a grant requires that the project conduct environmental reviews and implement and demonstrate compliance with a permit such as a plan of development, including potentially expensive measures to protect resources, for example, biological, archeological and cultural resources significantly impacted by the grant.

Environmental Reviews. Our U.S. projects may be subject to federal, state, or local environmental reviews, where a broad array of the project’s potential environmental impacts is assessed and mitigated. An agency reviewing the project may require commitments to implement environmental mitigation measures to offset identified impacts as a condition of project approval. Such measures are often implemented during operations, and may require significant costs, or compromise or even require temporary cessation or curtailment of operations under certain conditions such as seasonal migrations.

Endangered, Threatened and Otherwise Protected Species. Federal agencies considering the permit applications for our U.S. projects are required to consult with the U.S. Fish and Wildlife Service (“USFWS”) to consider the impact on potentially affected endangered and threatened species and their habitats under the U.S. Endangered Species Act. Our U.S. projects are also required to comply with the Migratory Bird Treaty Act, the Bald and Golden Eagle Protection Act, and similar state legislation and regulations. Because the operation of our projects could result in injury or fatalities to endangered and protected birds, bats, and other animal and plant species, federal, state, and local agencies may require ongoing monitoring, mitigation activities, or financial compensation as a condition to issuing a permit for a project. In addition, the USFWS may subject a project to criminal or civil enforcement, including curtailment or shutdown, as a result of a violation of the above laws.

Historic Preservation. State, federal and local agencies may, under the National Historic Preservation Act or similar laws and regulations, require our U.S. projects to protect historic, archeological, or religious or cultural resources located or discovered near or on our project sites. Ongoing monitoring, mitigation activities, or financial compensation may be required as a condition of conducting project operations.

Protection of Human Remains. Federal, state and local agencies may, under the Native American Graves Protection and Repatriation Act, state health codes or similar laws and regulations, require our U.S. projects to protect human remains located or discovered near or on our U.S. project sites. The cessation or curtailment of construction or operations, ongoing monitoring, mitigation activities, or financial compensation may be required to achieve compliance and continue construction or operations.

Clean Air Act. Certain construction and operation activities may be subject to requirements under the Clean Air Act and analogous state and local laws and regulations, which regulate the emission of air pollutants, including GHGs, that may result in existing and/or increased capital, monitoring and compliance costs.

Clean Water Act. Certain construction and operation activities may be subject to requirements under the Clean Water Act and analogous state and local laws and regulations, which regulate the discharge of pollutants to jurisdictional waters, that may result in existing and/or increased capital, monitoring and compliance costs.

Local Regulations. Our U.S. projects are subject to local environmental and land use requirements, including county and municipal land use, zoning, building, water use, and transportation requirements. Permitting at the local municipal or county level often consists of obtaining a special use or conditional use permit under a land use ordinance or code, or, in some cases, rezoning in connection with the project. Obtaining or maintaining a permit often requires us to demonstrate that the project will conform to development standards specified under the ordinance so that the project is compatible with existing land uses and protects natural and human environments. Local or state regulatory agencies may require modeling, testing, and, where applicable, ongoing mitigation of sound levels, radar and other microwave interference, and/or shadow flicker in connection with the permitting and approval process. Local or state agencies also may require that projects be constructed within a specific period following approval or require decommissioning plans and the establishment of financial assurance mechanisms for carrying out the decommissioning plan.

Environmental—Canada

We are required to obtain a range of environmental permits and other approvals from federal, provincial and local governmental authorities to build and operate our Canadian projects, including those described below.

Alberta Energy Regulator Approvals. The Alberta Energy Regulator regulates the development of Alberta’s energy resources, including oil, natural gas, oil sands, coal and pipelines. In relation to the development of energy projects, it is also the regulatory body responsible for regulation and enforcement pursuant to, and issuance of any approvals such as Facilities Approvals required under, the Water Act (Alberta) and the Environmental Protection and Enhancement Act (Alberta).

Endangered and Protected Species. Our Canadian projects may also be subject to federal and provincial endangered species laws which prohibit harming endangered or threatened species and their habitats, and the Migratory Birds Convention Act, which protects migratory birds and their nests. Because the operation of our Canadian projects could result in injury or fatalities to protected birds and bats, federal or provincial agencies may require ongoing monitoring, mitigation activities, or financial compensation as a condition to issuing a permit for a project. In Alberta, if any species (or their habitats) that are listed as endangered or threatened under Alberta’s Wildlife Act, or as a species at risk under the federal Species at Risk Act, are impacted by our projects, permits under the relevant statutes may also be required. Such permits may only be issued in certain circumstances and at the discretion of the regulatory authorities. Such measures are often implemented during operations, and may require significant costs, or compromise or even require temporary cessation of operations under certain conditions such as seasonal migrations.

Other Approvals. Our Canadian projects are subject to a variety of other federal, provincial and municipal permitting and zoning requirements. Most provinces have laws that require provincial agencies to evaluate a broad array of environmental impacts (including those discussed above) before granting permits and approvals. In addition, federal government approvals regarding, among other things, aeronautics, fisheries, navigation or species protection may be required and could in some cases trigger additional environmental mitigation requirements. Additional requirements related to the permitting of transmission lines may be applicable in some cases. Our Canadian projects are also subject to certain municipal requirements, such as building and road use permits, and other municipal approvals that may be conditioned upon difficult or costly mitigation or compensation measures that may impair a project.

Management, Disposal and Remediation of Hazardous Substances—U.K., U.S. and Canada

We own, operate and lease real property and may be subject to requirements regarding the storage, use, transportation, release and disposal of petroleum products and toxic or hazardous substances, including spill prevention, control and counter-measure requirements. In the U.K., the management and disposal of waste (including hazardous substances) is subject to a comprehensive set of legislation derived from the E.U. Waste Framework Directive. In the U.S., project properties and materials stored or disposed thereon may be subject to, among other laws, the federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws. In Alberta, they may be subject to the Environmental Protection and Enhancement Act and accompanying provincial regulations. If our owned, operated or leased properties are contaminated, whether during or prior to our ownership, operation or lease, we could be responsible for the costs of investigation and cleanup and for any related liabilities, including claims for damage to property, persons or natural resources. That responsibility may arise even if we were not at fault and did not cause or were not aware of the contamination. In addition, waste we generate is at times sent to third party disposal facilities. If those facilities become contaminated, we and any other persons who arranged for the disposal or treatment of hazardous substances at those facilities may be jointly and severally responsible for the costs of investigation and remediation, as well as for any claims for damage to third parties, their property or natural resources. We may incur significant costs in the future if we become responsible for the investigation or remediation of hazardous substances at our owned or leased properties or at third-party disposal facilities.

Employees

As of December 31, 2014, we had three employees. We have entered into employment agreements, effective upon the completion of this offering, with                  employees. We believe that our relations with our employees are good. Upon completion of this offering, the operation of the projects in our Initial Portfolio will be performed by third parties pursuant to the O&M and asset management agreements.

Properties

We believe we have obtained or will obtain sufficient third-party consents, permits, and authorizations and have provided or will provide sufficient notice, if and as required, for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, and any notice that has not been provided, we believe these consents, permits, or authorizations will be obtained and these noticed provided after the completion of this offering, or that the failure to obtain these consents, permits or authorizations or to provide these notices will not have a material adverse effect on the operation of our business.

We believe we will have satisfactory title to all of the projects that will be included in the Acquisitions. Record title to some of our projects may continue to be held by original owners until we have made the appropriate filings in the jurisdictions in which such projects are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon the completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens and easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by us, we believe that none of these burdens will materially detract from the value of these properties or from our interest in these properties or materially interfere with their use in the operation of our business.

See “—Our Initial Portfolio—Individual Project Descriptions—Solar,” “—Our Initial Portfolio—Individual Project Descriptions—Waste Gas, Natural Gas and Waste Heat,” “—Our Initial Portfolio—Individual Project Descriptions—Biomass” and “—Our Initial Portfolio—Individual Project Descriptions—Wind” for a description of our principal properties as of the completion of this offering.

Insurance

We maintain insurance on terms generally carried by companies engaged in similar business and owning similar properties in the U.K., the U.S. and Canada and whose projects are financed in a manner similar to our projects. As is common in the electric generation industries, however, we do not insure fully against all the risks associated with our business either because insurance is not available or because the premiums for some coverage are prohibitive. For example, we do not maintain transmission or distribution line insurance. We maintain varying levels of insurance for the development, construction and operation phases of our projects, including property insurance, which, depending on the location of each project, may include catastrophic windstorm, flood and earthquake coverage; transportation insurance; advance loss of profits insurance; business interruption insurance; general liability and umbrella liability insurance; time element pollution liability insurance; auto liability insurance; worker’s compensation and employers’ liability insurance; and title insurance. The “all risk” property insurance coverage is maintained in amounts based on the replacement value or maximum foreseeable loss of our projects (subject to certain sub-limits for windstorm, flood and earthquake risks) and the business interruption insurance generally provides 12 months of coverage in amounts that vary from project to project based on the revenue generation potential of each project. All types of coverage are subject to applicable deductibles. We generally do not maintain insurance for certain environmental risks, such as environmental contamination.

Safety and Maintenance

We have business unit-specific safety rules to govern the way we conduct our operations at each of our projects. Employees at the projects are required to have the necessary U.K. Health and Safety at Work Act training, U.S. Occupational Safety and Health Administration training or Alberta Occupational Health and Safety training, as applicable, for certain tasks performed at our projects. We perform preventive and normal maintenance on all of our projects and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those projects in accordance with applicable regulation.

Legal Proceedings

We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. In particular, Global has filed for Section 1603 Grants related to refurbishment of the Chowchilla and El Nido facilities in the aggregate amount of $24,582,707. As of December 31, 2013, the U.S. Department of Treasury has authorized payment for $2,272,726 of the total amount requested and has effectively denied payment on the remaining amounts based on the difference in the interpretation of the service dates of such projects. Global is currently contesting this position. Additionally, Merced Power, LLC (a subsidiary of Global) is a party to two consent decrees, each with both the EPA and the District, related to violations of emissions requirements at Chowchilla and El Nido and pursuant to which stipulated penalties of $272,312 have been assessed. Please see “—Land Use, Environmental, Health and Safety Matters.”

MANAGEMENT

Executive Officers, Directors and Other Key Employees

Below is a list of names, ages, and a brief account of the business experience of the persons who currently are or who will be directors, executive officers and key employees of the Company upon the closing of this offering, each as of December 31, 2014.

Name	Age	Position with LightBeam Electric Company
Directors and Executive Officers
James Lavelle	63	Chairman and Chief Executive Officer
Mary Lou Fiala	62	Director Nominee(1)
David J. Hayes	55	Director Nominee(1)
George R. Krouse, Jr.	68	Director Nominee(1)
Gerald Luterman	70	Director Nominee(2)
Angus Macdonald	50	Director Nominee(1)
Carl Weatherley-White	52	President and Chief Financial Officer(3)
Dana Griffith	59	Chief Operating Officer(1)
Phil Andrews	69	Chief Accounting Officer and Corporate Controller(3)

Key Employees
Ram Ambatipudi	45	Senior Vice President—Business Development(1)
Gabe Togneri	61	Senior Vice President—Investor Relations and Communications(1)
Bruce Tang	48	Senior Vice President—Project Finance and Acquisitions(1)

(1)	To be appointed upon the closing of this offering.

(2)	To be appointed upon commencement of trading of our common stock on the New York Stock Exchange.

(3)	To be appointed effective , 2015.

James Lavelle, Chairman and Chief Executive Officer

Mr. Lavelle has served as our Chairman and Chief Executive Officer since our formation in 2008. From 1991 through early 2007, Mr. Lavelle was founder, Chairman and Chief Executive Officer of Cotelligent Group, Inc., an information technology services and digital media consolidation company that was listed on the New York Stock Exchange. He has also served as advisor to the Chancellor of University of California Irvine, as a member of the Advisory Board of the Leavey School of Business at Santa Clara University and on the Steering Committee of Venture Greenhouse. His leadership experience enables Mr. Lavelle to play a key role in all matters involving our board of directors and act as a liaison between management and the independent members of our board or directors.

Mary Lou Fiala, Director

We intend to appoint Ms. Fiala to our board of directors effective upon the closing of this offering. Ms. Fiala has served on the Board of Directors of Regency Centers since 1997, where she was President and Chief Operating Officer from January 1999 to February 2009 and then Vice Chairman until December 2009. From 1994 to 1997, she was Senior Vice President and Director at Stores, New England for Macy’s East/Federated Department Stores. From 1976 to 1994, she served as a Senior Vice President and Regional Director at Macy’s/Federated Department Stores Burdine’s Division. Ms. Fiala has served as Non-Executive Chairman of Build-A-Bear Workshop Inc. since November 2011 and has been a member of its Board of Directors since January 2005. She has also been a Director of General Growth Properties Inc. since November 2013 and is a member of the Board of Trustees of International Council of Shopping Centers (ICSC). Ms. Fiala will serve as Chairwoman of the Compensation Committee of our board. Ms. Filala’s leadership and success building Regency Centers, a publicly traded real estate investment trust, involved mergers and acquisitions as well as entering into contracts with a variety of customers under long-term leases. We believe the similarity of these aspects of her experience to our business are complimentary and will be of value to our Board of Directors.

David J. Hayes, Director

We intend to appoint Mr. Hayes to our board of directors effective upon the closing of this offering. Mr. Hayes has been a Visiting Lecturer of Law at Stanford University since 2013. He is an energy and environmental expert who served as Deputy Secretary and Chief Operating Officer of the Department of the Interior from 2009 to 2013. Prior to serving as Deputy Secretary, Mr. Hayes led the energy and environmental agency review process for President Obama’s Transition Team, with responsibility for the Departments of Energy, Agriculture, and Interior and the Environmental Protection Agency. From 1997 to 2001, Mr. Hayes served as the Deputy Secretary and counselor to the Secretary of the Interior in the Clinton Administration. Prior to that, he worked for many years in the private sector as a partner at Latham and Watkins, where he was Global Chair of the firm’s Environment, Land and Resources Department. Mr. Hayes is also the former Chair of the Board of Visitors for Stanford Law School and the former Chair of the Board of the Environmental Law Institute. During Mr. Hayes’ tenure at the U.S. Department of the Interior, he was responsible for the facilitation and issuance of licenses for all renewable energy generation on public lands and offshore waters. His expertise in environmental law in the U.S. and international markets will also be valuable to our board of directors.

George R. Krouse, Jr., Director

We intend to appoint Mr. Krouse as our lead independent director effective upon the closing of this offering. Mr. Krouse retired in December 2007 after spending 37 years at the law firm of Simpson Thacher & Bartlett LLP, where he practiced in the corporate, capital markets and merger and acquisition areas. While there, Mr. Krouse served as Head of the Corporate Department and Senior Administrative Partner of the firm. Mr. Krouse has served as a director of SBA Communications Corp. since October 2009. Mr. Krouse also serves on the Board of Visitors at Duke University School of Law, and in 2006, he was appointed a Senior Lecturing Fellow at Duke University School of Law. In addition to serving as lead independent director, Mr. Krouse will serve as Chairman of the Nominating and Governance Committee of our board. We intend to nominate Mr. Krouse to serve as a director because of his experience as a securities and mergers and acquisitions partner at a major law firm, where he counseled large companies on matters of corporate governance, risk oversight, capital markets, general business matters and acquisition transactions, as well as his senior financial and business management experience at this same firm.

Gerald Luterman, Director

We intend to appoint Mr. Luterman to our board of directors effective upon the commencement of trading of our common stock on the New York Stock Exchange. Mr. Luterman has been a director of FCB, a New York Stock Exchange-listed bank holding company where he serves on the audit and compensation committees since October 2010, and a director of Harbinger Group Inc., a NYSE-listed diversified holding company where he serves on the audit, compensation and governance and nomination committees since May 2013. From 1998 to 2007, Mr. Luterman served as Executive Vice President and Chief Financial Officer of KeySpan Corp., which was then acquired by National Grid plc. From 1994 to 1998, Mr. Luterman was Senior Vice President and Chief Financial Officer of Arrow Electronics. Prior to that, Mr. Luterman held senior financial positions with American Express and Emerson Electric. Mr. Luterman served on the boards of directors of NRG Energy from 2008 to 2014, Ikon Office Solutions Inc. from 2003 to 2008 and U.S. Shipping Partners from 2006 to 2009. He is also currently a trustee and Vice Chair of the Lutheran Medical Center and previously served as Chairman of the Finance Committee of the American Gas Association. Effective upon the date of this prospectus, Mr. Luterman will serve as Chairman of the Audit Committee of our board. Mr. Luterman’s career as a financial executive in a variety of public companies and as a director and financial expert on other public company boards of directors will add an important perspective to our board of directors.

Angus Macdonald, Director

We intend to appoint Mr. Macdonald to our board of directors effective upon the closing of this offering. Mr. Macdonald is the founder, and has served as Chief Executive Officer, of British Renewables since its formation in 2012. Prior to the formation of BSR, he was active in property development in the U.K. Mr. Macdonald’s earlier career spanned 20 years in aviation, and ranged from flying military helicopters to piloting for British Airways. Given our focus on the global solar power market we believe Mr. MacDonald’s experience and success in building, owning and operating his solar development business in the United Kingdom will add considerable value to our board of directors.

Carl Weatherley-White, President and Chief Financial Officer

We intend to appoint Mr. Weatherley-White as our President and Chief Financial Officer effective                 . Mr. Weatherley-White has served as a consultant to the Company since November 2013. Prior to joining LightBeam, Mr. Weatherley-White served as the Chief Financial Officer of K Road Power Holdings, a privately held utility-scale solar power developer, from January 2012 to December 2013. From 2005 through 2011, Mr. Weatherley-White was Managing Director of Investment Banking and head of project finance at Lehman Brothers and Barclays Capital. Previously, he was group head of structured finance at Credit Suisse where he worked in various investment banking roles from 1990 to 2005. Mr. Weatherley-White holds a Sc.B. in Neuroscience from Brown University. He was a Rotary Graduate Scholar at the University of Cape Town, South Africa. He is also a Chartered Financial Analyst.

Dana Griffith, Chief Operating Officer

We intend to appoint Mr. Griffith as our Chief Operating Officer effective upon the closing of this offering. Mr. Griffith has served as a consultant to the Company since August 2013. Prior to joining LightBeam, Mr. Griffith served as Power Coordination and Planning Engineer with the Northern California Power Agency (“NCPA”) for more than 30 years. At the time of his departure from NCPA, he was responsible for all aspects of the Agency’s renewable generation acquisition and development activities. Mr. Griffith holds a B.S. in Electrical Engineering from California State University, Sacramento.

Phil Andrews, Chief Accounting Officer and Corporate Controller

We intend to appoint Mr. Andrews as our Senior Vice President—Chief Accounting Officer and Corporate Controller effective                 . Mr. Andrews has served as a consultant to the Company since September 2013. In his early career, Mr. Andrews was employed by the Internal Revenue Service (“IRS”) where he worked as a Revenue Agent, Appellate Conferee, and Instructor. Upon leaving the IRS, Mr. Andrews worked with the Big 8 accounting firm Touche Ross & Co., and for more than 30 years has been the managing partner and, since 1996, as the sole owner of his own public accounting firm where he has provided a wide range of accounting, tax, and financial advisory services to the firm’s individual and corporate clients. Mr. Andrews is licensed to practice public accounting in California and is a member of the American Institute of Certified Public Accountants and the California Society of CPAs. He holds a B.A. in Accounting from California State University, San Francisco and an M.B.A. in Taxation from Golden Gate University.

Key Employees

Ram Ambatipudi, Senior Vice President—Business Development

We intend to appoint Mr. Ambatipudi as our Senior Vice President—Business Development effective upon the closing of this offering. Mr. Ambatipudi has served as a consultant to the Company since August 2013. Prior to joining LightBeam, Mr. Ambatipudi served as Director, Large Scale Renewables for Chevron Energy Solutions from 2005 to May 2012. From 2003 to 2005, Mr. Ambatipudi was General Manager of SolSource Energy, and before that was Vice President, Business Development for MyHomeKey from 1999 to 2001. In his career, Mr. Ambatipudi has also worked in the regulated utility, un-regulated energy sector, internet and telecommunications sectors. He holds a B.A. in Economics/International Area Studies from UCLA, as well as an M.B.A from the UCLA Anderson School.

Gabe Togneri, Senior Vice President—Investor Relations and Communications

We intend to appoint Mr. Togneri as our Senior Vice President—Investor Relations and Communications effective upon the closing of this offering. Mr. Togneri has served as a consultant to the Company since June 2014. Prior to joining LightBeam, he spent more than 30 years in the utility sector with Pacific Gas and Electric Co. and PG&E Corp., the last 13 years as Vice President of Investor Relations. During his time as Vice President of Investor Relations, Mr. Togneri managed investor communications during the California energy crisis of 2000-2001, and also in the aftermath of the 2010 San Bruno gas pipeline accident. Prior to serving as Vice President of Investor Relations, Mr. Togneri led the treasury, cash management, and financial planning groups. In these positions, he was responsible for executing over $6 billion in capital market financings, managing relationships with financial institutions and rating agencies, and overseeing company-wide forecasts used for operational and strategic planning. Mr. Togneri holds a B.S. in Mathematics from the University of California, Davis and Masters degrees in Statistics and Operations Research, as well as an M.B.A from the University of California, Berkeley.

Bruce Tang, Senior Vice President—Project Finance and Acquisitions

We intend to appoint Mr. Tang as our Senior Vice President—Project Finance and Acquisitions effective upon the closing of this offering. Mr. Tang has served as a consultant to the Company since June 2013. Mr. Tang has over 20 years of industry experience in financial and quantitative analysis, including as a Director in the Project Finance group of Recurrent Energy, a leading solar project developer, and the group head of pricing and analysis from September 2008 to June 2012. While at Rucurrent, Mr. Tang managed over $700 million of project debt and equity financings. Prior to his service at Recurrent, Mr. Tang spent 15 years as a senior financial analyst and principal of the global investment bank, Babcock & Brown, in its San Francisco office until 2008. While at Babcock, he specialized in asset-backed finance (leasing, partnerships and portfolio sales), real estate development and acquisitions, and project finance (in the alternative energy sector). Prior to his service at Babcock, Mr. Tang spent three years on the derivatives trading desk of Toyo Bank and Trust Co. in New York City. Mr. Tang holds a B.A. from Harvard University with a focus on European History.

Board Composition

Effective upon the closing of this offering, our board of directors will consist of six members. We expect that Ms. Fiala and Messrs. Hayes, Krouse, Luterman and Macdonald will each qualify as an “independent director,” as defined in the corporate governance rules of the New York Stock Exchange.

Our board of directors will be elected annually on a staggered basis, and each director will hold office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director will be as follows: our Class I directors,             and             , will serve for a term expiring at the 2016 annual meeting of stockholders, our Class II directors,             and             , will serve for a term expiring at the 2017 annual meeting of stockholders, and our Class III directors, Messrs. Lavelle and Macdonald, will serve for a term expiring at the 2018 annual meeting of stockholders.

Our board of directors will be responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors.

Our board of directors is primarily responsible for overseeing our risk management processes. Our board, as a whole, determines the appropriate level of risk for our company, assesses the specific risks that we face, and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our board administers this risk management oversight function, our audit committee, compensation committee, and nominating and governance committee support our board in discharging its oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Lead Independent Director

Our corporate governance guidelines will provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the chairman of our board of directors. Mr. Krouse will serve as our lead independent director. As lead independent director, Mr. Krouse will preside over periodic meetings of our independent directors, coordinate activities of the independent directors and perform such additional duties as our board of directors may otherwise determine.

Committees of the Board of Directors

Effective upon the closing of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Effective upon the closing of this offering, our Audit Committee will consist of Mr. Luterman, Mr.                 and Mr.                 . Mr. Luterman will be appointed to the Audit Committee upon the commencement of trading of our common stock on the New York Stock Exchange. We believe that Mr. Luterman, Mr.                 and Mr. will each qualify as independent directors according to the rules and regulations of the SEC and the New York Stock Exchange with respect to audit committee membership. We also believe that Mr. Luterman will qualify as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our website upon the completion of this offering. The information on our website is not part of this prospectus.

The responsibilities of the Audit Committee, which will be set forth in the committee’s charter, will include, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all audit and permissible non-audit services to be performed by them; (2) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (3) monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law; (4) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (5) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (6) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (7) reviewing and approving related person transactions; (8) preparing the audit committee report required by the SEC to be included in our annual proxy statement; and (9) conducting an annual assessment of the performance of the Audit Committee and its members, and the adequacy of its charter.

Compensation Committee

Effective upon the closing of this offering, our Compensation Committee will consist of Ms. Fiala, Mr.             and Mr.             . We believe that Ms. Fiala, Mr.             and Mr.                 will each qualify as an “independent director,” as defined in the rules and regulations of the SEC and the New York Stock Exchange. Our board of directors will adopt a written charter for the Compensation Committee in connection with this offering, which will be available on our website effective upon the closing of this offering. The information on our website is not part of this prospectus.

The responsibilities of the Compensation Committee, which will be set forth in the Committee’s charter, will include, among other matters: (1) reviewing, modifying, and approving (or if it deems appropriate, recommending to the full board of directors regarding) our overall compensation strategy and policies; (2) reviewing (or if it deems appropriate, recommending to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives; (3) evaluating, adapting and administering compensation, incentive-compensation and equity-based plans; (4) reviewing and recommending to the board of directors the compensation of our non-employee directors; (5) monitoring compliance by officers and directors with our stock ownership guidelines; (6) establishing policies with respect to equity compensation arrangements; (7) reviewing and discussing annually with management our “Compensation Discussion and Analysis” required by SEC rules; (8) preparing the Compensation Committee report required by the SEC to be included in our annual proxy statement; and (9) conducting an annual assessment of the performance of the Compensation Committee and its members, and the adequacy of its charter.

Nominating and Governance Committee

Effective upon the closing of this offering, our Nominating and Governance Committee will consist of Mr. Krouse, Mr.             and Mr.             . We believe that Mr. Krouse, Mr.             and Mr.             will each qualify as an “independent director,” as defined in the rules and regulations of the SEC and the New York Stock Exchange. Our board of directors will adopt a written charter for the Nominating and Governance Committee in connection with this offering, which will be available on our website upon the completion of this offering. The information on our website is not part of this prospectus.

The responsibilities of the Nominating and Governance Committee, which will be set forth in the committee’s charter will include, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement; (3) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; and (5) reviewing and assessing, at least annually, the performance of the Nominating and Governance Committee and the adequacy of its charter.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Family Relationships

There are no family relationships among any of our executive officers.

Code of Conduct and Ethics

Our board of directors will adopt a code of conduct and ethics that applies to all of our employees, including those officers responsible for financial reporting, in connection with this offering, which will be available on our website upon completion of this offering. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by applicable SEC or New York Stock Exchange rules. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our board or Compensation Committee.

Executive Compensation

Summary Compensation Table

The following table presents information regarding the total compensation earned in 2014 by our Chairman and Chief Executive Officer. We did not have any executive officer other than our Chairman and Chief Executive Officer during 2014 or as of December 31, 2014.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock awards	Option awards	Non-equity incentive plan compensation	Non-qualified deferred compensation earnings	All other compensation		Total
James Lavelle	2014	$231,843	—	—	—	—	—	$14,204	(1)	$246,047
Chairman and Chief Executive Officer

(1)	Consists of automobile lease payments and life insurance premiums.

Employment and Consulting Agreements with Our Named Executive Officers

Employment Agreements

Prior to the completion of this offering, we will enter into employment agreements with our Chairman and Chief Executive Officer, our President and Chief Financial Officer and our Chief Operating Officer (collectively, our “named executive officers” and, together with our Chief Accounting Officer and Corporate Controller, our “executive officers”), which agreements shall be effective upon the closing of this offering for a term expiring on the one-year anniversary of such closing date, subject to automatic renewal for successive one-year periods unless either we or the named executive officer provides notice of non-renewal at least 30 days prior to the end of such term or renewal period.

Pursuant to the terms of the employment agreements, we will pay annual base salaries of $         to Mr. Lavelle, $         to Mr. Weatherley-White and $         to Mr. Griffith. The base salaries of each of our named executive officers other than Messrs. Lavelle and Weatherley-White may be adjusted from time to time by our Chief Executive Officer in his sole discretion. Mr. Weatherley-White’s base salary may be increased (but not decreased) by our Chief Executive Officer from time to time in his sole discretion.

Each employment agreement will provide that the named executive officer will be eligible to participate in any discretionary bonus, short-term and long-term cash incentive plans and other incentive programs or arrangements approved by our board of directors that are generally available to our senior executives. The maximum annual discretionary cash bonus is equal to 100% of the annual base salary of such named executive officer.

Each named executive officer shall be eligible to participate in our equity incentive plans, including the 2015 Incentive Plan, and receive such awards as the Compensation Committee may grant in its sole discretion. In addition to any shares to which such person is entitled under the consulting agreements described under

“—Consulting Agreements” below, the Company has agreed to grant shares of common stock as set forth in the table below, the number of which shall be determined as a percentage of the total number of shares outstanding giving effect to the Acquisitions, but excluding the shares offered hereby, pursuant to the terms of the employment agreements. The shares to be granted upon the first anniversary of the closing of this offering shall be awarded only if the named executive officer is employed by us on such date and neither we nor such person has given notice of termination of his employment agreement.

Name	Shares Granted Upon the Closing of this offering	Shares Granted Upon the First Anniversary of the Closing of this Offering
James Lavelle	%	%
Carl Weatherley-White	%	%
Dana Griffith	%	%

Each employment agreement will also provide vacation benefits, reimbursement for business expenses, and the right to participate in company-wide benefits, including insurance, retirement, and other plans and programs as are available to our named executive officers. Each employment agreement will contain a covenant not to solicit any of our employees, agents or customers for a period of 12 months immediately following termination of employment, subject to certain exceptions, as well as confidentiality, preservation of intellectual property and non-disparagement obligations.

We and each named executive officer may terminate the named executive officer’s employment at any time. If we terminate the individual’s employment with “cause” or he terminates his employment without “good reason,” the terminated individual will receive his base salary through the date of termination or resignation and any accrued but unpaid compensation and vested benefits under any of our plans and programs in accordance with the terms thereof and applicable law (the “Accrued Entitlements”).

If, during the term of the employment agreement, we terminate the individual’s employment without “cause,” he terminates his employment with “good reason” or we provide notice of non-renewal and the individual is willing and able to continue providing services to us on substantially the same terms, then, in addition to the Accrued Entitlements, and conditioned upon execution and delivery to us of a release of claims relating to payments of benefits and matters arising out of his employment, the named executive officer shall be entitled to receive periodic payments of one year’s annual base salary plus, in the case of Mr. Lavelle and Mr. Weatherley-White, the average of the bonuses paid to such individual for each of the two years prior to termination (or if there have not been two bonuses, the highest bonus he received prior to termination or, if none, his target bonus opportunity). In the case of Mr. Lavelle and Mr. Weatherley-White, the vesting of any outstanding time-based vesting equity award that has not yet vested shall be accelerated and fully vested, while any performance-based vesting equity awards shall vest, if at all, in accordance with their terms and all post-employment exercise periods for vested stock options will be extended for 12 months. The individual will also be entitled to continued health care coverage under COBRA, with reimbursement from the Company of any increase in premium required to maintain the same coverage.

If the named executive officer dies within the term of the employment agreement, his beneficiary or estate will be entitled to receive the Accrued Entitlements and, in the case of Mr. Lavelle and Mr. Weatherley-White, a pro-rata bonus for the year of termination based upon the number of days of employment during such year, with any personal goals deemed to be earned at 100% (a “Pro-Rata Bonus”). Subject to certain exceptions, if the named executive officer becomes disabled within the term of the employment agreement, he will be entitled to receive the Accrued Entitlements and, in the case of Mr. Lavelle and Mr. Weatherley-White, a Pro-Rata Bonus.

Consulting Agreements

Before becoming our employees, Mr. Weatherley-White and Mr. Griffith provided services to us under the consulting agreements in preparation for this offering. Pursuant to the consulting agreement, upon completion of this offering or a private sale of our portfolio of projects, each named executive officer will receive shares of our common stock with a value equal to the monthly amount set forth below from the date of such person’s consulting agreement through the closing date of this offering or private sale, based upon the public offering or private sale price. Such named executive officers do not receive any cash compensation for their services as consultants, but are entitled to reimbursement of documented expenses. Each consulting agreement may be terminated by either party upon 10 days’ prior written notice. In the event of an early termination, upon completion of this offering or a private sale, the named executive officer would be entitled to receive shares of our common stock accrued through the date of termination.

Name	Monthly Consulting Fee	Agreement Date
Carl Weatherley-White	$	November 8, 2013
Dana Griffith	$	August 11, 2013

In addition, we have agreed to issue an aggregate of              shares outstanding immediately prior to the completion of this offering pursuant to employment and consulting agreements we have entered into with other employees and consultants.

Payments Upon a Change in Control

If during the term of Mr. Weatherley-White’s employment, we terminate his employment without “cause,” he terminates his employment with “good reason” or we provide notice of non-renewal within six months prior to a change in control or upon or within six months following a change in control, he shall be entitled to the Accrued Entitlements and the accelerated vesting of equity awards and COBRA coverage described above, as well as two times the sum of (i) his annual base salary plus (ii) the greater of (x) the average of the bonuses paid to him for each of the two years prior to termination (or if there have not been two bonuses, the highest bonus he received prior to termination or, if none, his target bonus opportunity) and (y) his target bonus opportunity. If such termination occurs within six months prior to a change in control, the cash severance that would be due in the absence of the change in control shall be payable in lump sum and the excess cash severance resulting from the change in control shall be payable in periodic installments.

Outstanding Equity Awards at Fiscal Year-End

Our Chairman and Chief Executive Officer held no stock options or unvested equity awards as of December 31, 2014.

Director Compensation

We did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2014.

2015 Incentive Plan

Background

Our board of directors has adopted, and our equity holders have approved, the LightBeam Electric Company 2015 Long-Term Incentive Plan. The 2015 Incentive Plan will become effective upon the date of this prospectus. The 2015 Incentive Plan will enable us to formulate and implement a compensation program that will attract, motivate and retain experienced, highly-qualified employees who will contribute to our financial success, and will align the interests of our employees with those of our stockholders through the ability to grant a variety of stock-based and cash-based awards. The 2015 Incentive Plan will serve as the umbrella plan for our stock-based and cash-based incentive compensation programs for our directors, officers, directors and other employees.

Our board of directors has approved, effective upon the date of this prospectus, under the 2015 Incentive Plan to our officers, directors and employees restricted share awards relating to                 shares of common stock. No other awards have been made under the 2015 Incentive Plan or will be made in connection with this offering.

Potential Dilution

The aggregate number of shares of common stock that may be issued to officers, directors and employees under the 2015 Incentive Plan will not exceed                 . Shares subject to awards granted under the 2015 Incentive Plan which are subsequently forfeited, expire unexercised or are otherwise not issued will not be treated as having been issued for purposes of the share limitation.

Description of the 2015 Incentive Plan

The following is a brief description of the material features of the 2015 Incentive Plan. This description is qualified in its entirety by reference to the full text of the 2015 Incentive Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Administration. The Compensation Committee (or another committee appointed by our board of directors and generally consisting of persons who are “non-employee directors,” as defined under Rule 16b-3 under the Exchange Act, “outside directors,” within the meaning of Code Section 162(m) and “independent directors” under the New York Stock Exchange’s rules, in either case, referred to as the “Committee”) will administer the 2015 Incentive Plan. The Committee will have the authority to select award recipients, determine the type, size and other terms and conditions of awards, and make all other decisions and determinations as may be required under the terms of the 2015 Incentive Plan or as the Committee may deem necessary or advisable for the administration of the 2015 Incentive Plan. The Committee will be permitted to delegate to one or more of our senior executives the authority to make grants of awards to officers (other than executive officers), employees or other individuals (other than non-employee directors) who provide services for us and such other administrative responsibilities as the Committee may deem necessary or advisable, to the extent such delegation is consistent with applicable law and the applicable stock exchange rules.

Eligibility. Officers, employees and non-employee directors of us and our subsidiaries and other individuals who provide services for us or any subsidiary are eligible to be selected as award recipients.

Type of Awards. The Committee is authorized to grant awards payable in either our shares or cash, including, without limitation, options to purchase shares, restricted shares, bonus shares, stock appreciation rights, restricted stock units, performance units and dividend equivalents. Awards may be granted alone or in combination with any other award granted under the 2015 Incentive Plan or any other plan based on the Committee’s discretion.

Terms and Conditions of Awards. The Committee will determine the size of each award to be granted (including, where applicable, the number of shares to which an award will relate), and all other terms and conditions of each award (including, without limitation, any exercise price, grant price, or purchase price, any restrictions or conditions relating to transferability, forfeiture, exercisability, or settlement of an award, and any schedule or performance conditions for the lapse of such restrictions or conditions, and accelerations or modifications of such restrictions or conditions); provided that (i) no award will expire more than ten years from the date of grant, (ii) except with respect to Substitute Awards (as defined below), awards granted as stock options or stock appreciation rights may not have an exercise price that is less than the fair market value of the shares on the date of grant, (iii) dividend equivalents will not be paid with respect to any unvested performance shares or performance units (provided that dividend equivalents may accrue on such unvested awards and be paid to the extent the shares vest), and (iv) any awards granted to non-employee directors will be granted to all non-employee directors on a non-discretionary basis based on a formula approved by the Committee. The types of awards that may be granted under the 2015 Incentive Plan include the following:

Stock Options and Stock Appreciation Rights. A stock option is a right to purchase a specified number of shares of our common stock at an exercise price established at the date of grant. Stock options granted may be either non-qualified stock options or incentive stock options (which are intended to qualify as “incentive stock options” within Section 422 of the Code). The exercise price of any stock option granted may not be less than the fair market value of our common stock on the date of grant. A stock appreciation right (referred to as a “SAR”) entitles the recipient to receive, upon surrender of the SAR, an amount of cash or number of shares of our common stock having a fair market value equal to the positive difference, if any, between the fair market value of one share of common stock on the date of exercise and the exercise price of the SAR (which exercise price shall not be less than the fair market value of our common stock on the date of grant). The Committee will specify at the time an option or SAR is granted, when, and in what proportions, an option or SAR becomes vested and exercisable.

Restricted Stock and Restricted Stock Units. An award of restricted stock is an issuance of shares of our common stock that is subject to certain restrictions established by the Committee and to forfeiture if the holder does not satisfy certain requirements (including, for example, continued employment with us for a specified period of time). Recipients of restricted stock do not receive the stock until the restrictions are satisfied, but may be entitled to vote the restricted stock and to exercise other shareholder rights. Thus, upon grant, the shares may be included in our total number of shares outstanding and accrue and pay dividends. An award of restricted stock units entitles the recipient to receive shares of our common stock at some later date once the holder has satisfied certain requirements. At that time (and not before), the shares will be delivered and the recipient will be entitled to all stockholder rights. Thus, upon grant, the shares of common stock covered by the restricted stock units are not considered issued and are not included in the total number of shares outstanding until all conditions have been satisfied. Dividend equivalents may accrue, or be paid, on restricted stock units at the discretion of the Committee.

Performance-Based Awards. The Committee may grant performance awards, which may be cash- or stock-based. Generally, performance awards require satisfaction of pre-established performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria as a condition of awards being granted, becoming exercisable or settleable, or as a condition to accelerating the timing of such events. The Committee will set the performance goals used to determine the amount payable pursuant to a performance award.

Aggregate Limitation on Stock-Based Awards. The aggregate number of shares that may be issued under the 2015 Incentive Plan during the life of the 2015 Incentive Plan will not exceed                 . For each share that is actually delivered pursuant to a stock-based award, the aggregate share limit under the 2015 Incentive Plan will be reduced by one share. Additionally, upon the exercise of each stock-settled SAR, the aggregate share limit under the 2015 Incentive Plan will be reduced further by the number of shares having a fair market value equal to the base price or exercise price for the number of shares so exercised, and for each stock-based award, each share withheld to satisfy the exercise price or withholding taxes with respect to any such award will reduce the aggregate share limit by one share. To the extent that any shares are forfeited and returned to us for no consideration, or are repurchased by us for the price paid by the participant for such shares, the aggregate share limit under the 2015 Incentive Plan will be increased to the same extent that the aggregate share limit was decreased upon the issuance of the shares based on the ratios above. To the extent that any shares are tendered to us in satisfaction of the withholding obligations for any stock-based awards, the aggregate share limit under the 2015 Incentive Plan will be increased by each share so tendered. Shares delivered under the 2015 Incentive Plan may be newly issued shares or reacquired shares (including shares acquired on the market). In the event of our acquisition of any company, outstanding equity grants with respect to stock of the acquired company may be assumed or replaced with awards under the 2015 Incentive Plan. Outstanding awards that are assumed or replaced by awards under the 2015 Incentive Plan in connection with an acquisition (referred to as “Substitute Awards”) will not reduce the 2015 Incentive Plan’s aggregate share limit, subject to applicable stock exchange requirements. The terms of any such Substitute Award will be determined by the Committee and may include exercise prices or base prices on terms that are different from those otherwise described in the 2015 Incentive Plan. If we assume a stockholder approved equity plan from an acquired company, any shares of common stock available under the assumed plan (after appropriate adjustments, as required to reflect the transaction) may be issued pursuant to awards under the 2015 Incentive Plan and will not reduce the 2015 Incentive Plan’s aggregate share limit, subject to applicable stock exchange requirements.

Adjustments. In the event of a large, special or non-recurring dividend or distribution, recapitalization, stock dividend, reorganization, business combination, or other similar corporate transaction or event affecting our common stock, the Committee may adjust the number and kind of shares subject to the aggregate and individual share limitations described above. The Committee may also adjust outstanding awards upon occurrence of these events as the Committee deems it equitable in order to preserve, without enlarging, the rights of participants. These adjustments may include changes to the number of shares subject to an award, the exercise price or share price referenced in the award terms, and other terms of the award. The Committee will make such substitutions or adjustments, including as described above, as it deems fair and equitable as a result of any share dividend or split declared by us. The Committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or to changes in applicable laws, regulations, or accounting principles.

Restrictions on Repricing. The 2015 Incentive Plan includes a restriction that, except in the case of a corporate transaction involving the company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), outstanding stock options and SARs previously granted under the 2015 Incentive Plan may not be repriced without stockholder approval. The term “repricing” refers to amendments designed to reduce the exercise price of outstanding stock options or the base amount of outstanding SARs or the cancellation of outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an exercise price or base amount, as applicable, that is less than the exercise price or base amount, as applicable, of the original award.

Clawback Policy. All awards made under the 2015 Incentive Plan shall be subject to the applicable provisions of any clawback or recoupment policies of ours, share trading policies and other policies that may be implemented and approved by our board of directors from time to time, including such policies that may be implemented after the date an award is granted.

Amendment; Termination. Our board of directors may amend, suspend, discontinue, or terminate the 2015 Incentive Plan or the Committee’s authority to grant awards under the 2015 Incentive Plan without stockholder approval or participant consent, provided that stockholder approval will be required for any amendment that will (i) materially modify the terms of the 2015 Incentive Plan or (ii) require stockholder approval as a matter of law or regulation or under the stock exchange rules. Unless earlier terminated by our board of directors, the 2015 Incentive Plan will terminate on the day before the tenth anniversary of the later of the effective date or the date of any subsequent stockholder approval of the 2015 Incentive Plan.

Federal Income Tax Implications of the 2015 Incentive Plan

The federal income tax consequences arising with respect to awards granted under the 2015 Incentive Plan will depend on the type of award. From the recipients’ standpoint, as a general rule, ordinary income will be recognized at the time of payment of cash, or delivery of actual shares. Future appreciation on shares held beyond the ordinary income recognition event will be taxable at capital gains rates when the shares are sold. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and we will not be entitled to any tax deduction in respect of capital gain income recognized by the recipient. Exceptions to these general rules may arise under the following circumstances: (i) if shares, when delivered, are subject to a substantial risk of forfeiture by reason of failure to satisfy any employment or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses (unless the recipient makes a special election to ignore the risk of forfeiture);

(ii) if an employee is granted a stock option that qualifies as an “incentive stock option,” no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares acquired upon exercise of such option are held longer than the later of one year from the date of exercise and two years from the date of grant; (iii) for awards granted after a specified transition period, we will not be entitled to a tax deduction for compensation attributable to awards granted to one of our covered employees, if and to the extent such compensation does not qualify as “performance-based” compensation under Code Section 162(m), and such compensation, along with any other non-performance-based compensation paid in the same calendar year, exceeds $1 million; and (iv) an award may be taxable at 20 percentage points above ordinary income tax rates at the time it becomes vested, even if that is prior to the delivery of the cash or stock in settlement of the award, if the award constitutes “deferred compensation” under Code Section 409A, and the requirements of Code Section 409A are not satisfied. The foregoing provides only a general description of the application of federal income tax laws to certain awards under the 2015 Incentive Plan, and is not intended as tax guidance to participants in the 2015 Incentive Plan, as the tax consequences may vary with the types of awards made, the identity of the recipients and the method of payment or settlement. This summary does not address the effects of other federal taxes (including possible “golden parachute” excise taxes) or taxes imposed under state, local, or foreign tax laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Organization of the Company

LightBeam Electric Company is a Delaware corporation formed in 2008 to acquire and manage high quality clean and renewable electric generation projects. We have entered into a series of agreements described under “—Acquisitions” to acquire, concurrently with and as a condition to the completion of this offering, the projects constituting our Initial Portfolio owned by the Founding Companies. Upon the completion of this offering and the Acquisitions, we will own a diversified portfolio of projects with a total generating capacity of approximately 239 MW in the United Kingdom, the United States and Canada. See “Business—Our Initial Portfolio.” The operating projects in our Initial Portfolio are currently operating under long-term O&M contracts described under “—O&M Agreements, “which we expect to retain through their termination dates.

As described under “—Acquisitions,” our initial Members will own an aggregate of             shares of our common stock after the completion of the Acquisitions, or         % of the outstanding shares of our common stock after the completion of this offering. In addition, we expect to issue concurrently with and/or upon completion of this offering an aggregate of             shares of our common stock, or         % of the outstanding shares of our common stock after the completion of this offering, to our officers, other employees and consultants pursuant to employment and consulting agreements entered into by us. See “Management—Employment and Consulting Agreements with Our Named Executive Officers.”

Acquisitions

In order to acquire our Initial Portfolio of solar, as well as wind, waste gas, natural gas, waste heat and biomass, power generation facilities, we have entered into agreements with our initial Members to acquire, concurrently with and as a condition to the closing of this offering, projects held by our Founding Companies. The Founding Companies, on a pro forma combined basis, had revenues of approximately $25.9 million for the year ended December 31, 2013 and approximately $22.5 million for the nine months ended September 30, 2014.

The aggregate consideration being paid by us to acquire our Initial Portfolio from the initial Members of our LDN is estimated to be approximately $289.6 million, consisting of approximately $157.1 million in cash and $132.5 million in LightBeam common stock (representing              shares, assuming a stock price of $             per share, the mid-point of the estimated offering price range on the cover page of this prospectus). We will also assume approximately $69.9 million in indebtedness relating to our Initial Portfolio. The total consideration excludes certain earn-out arrangements and is also subject to adjustment based upon the pricing terms of this offering. Furthermore, a portion of the estimated consideration described above may be deferred pending completion of certain projects under construction. The purchase price for each project is based upon a fair market value approach, which takes into account each project’s economic characterization, technology type, size and location.

Other Agreements

Certain of our U.K. solar projects are located on land leased from entities controlled by one of our directors, Angus Macdonald.

In addition, SPGL is party to an “EPC” contract with a related party that is controlled by Mr. Macdonald to complete the site planning, development, permitting process, and construction for the various solar energy sites being constructed thereby. Amounts due to the related party under these contracts totaled $2,270,833 at June 30, 2014 and $351,861 at June 30, 2013.

In 2014, we sold the development rights to prospective solar energy production sites at two BART stations in Lafayette, California and Orinda, California to LightBeam Development Company, LLC (“LDC”), an affiliate, and distributed all of the outstanding shares of LDC to its stockholders as a dividend.

In January 2015, we forgave loans in the aggregate amount of $374,563 made to our Chairman and Chief Executive Officer, James Lavelle, and to his son, Troy Lavelle, who is one of our employees. In addition, we paid compensation to Troy Lavelle of $10,000, $120,000 and $142,000 for each of 2011, 2012 and 2013, respectively.

Company Policy

It is the Company’s policy that any future transactions with directors, officers and affiliates will be approved by the Audit Committee and will be made on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth, after giving effect to the Acquisitions and this offering, certain information with respect to the beneficial ownership of our shares of common stock by:

•	each person known by us to own beneficially more than 5% of our shares;

•	each director and each person who will become a director effective upon the date of this prospectus (collectively, “named directors”);

•	each of our named executive officers; and

•	all of our directors, named directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The percentage of beneficial ownership upon consummation of this offering is based on             shares of common stock outstanding immediately after this offering, assuming the underwriters’ option to purchase additional shares is not exercised, which number is calculated after giving effect to the issuance and sale of             shares of common stock in this offering.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed will have, to our knowledge, sole voting and investment power with respect to the shares of capital stock, and the business address of each such beneficial owner is c/o LightBeam Electric Company, 400 Harbor Drive, Suite B, Sausalito, California 94965.

Name of Beneficial Owner	Number of Shares to be Beneficially Owned After this Offering	Percentage to be Beneficially Owned After this Offering
Directors, Named Directors and Named Executive Officers:
James Lavelle
Mary Lou Fiala
David J. Hayes
George R. Krouse
Gerald Luterman
Angus Macdonald
Carl Weatherley-White
Dana Griffith
All directors, named directors and executive officers as a group (9 persons)

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the consummation of this offering. Please see our forms of amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our amended and restated certificate of incorporation authorizes us to issue up to             shares of common stock, $0.01 par value per share, and             shares of preferred stock, $0.01 par value per share.

Following the completion of this offering and the Acquisitions,             shares of common stock and no shares of preferred stock will be issued and outstanding.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws as currently in effect. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of the stockholders, including the election of directors. There will be no cumulative voting rights, which means that holders of a majority of the outstanding shares of our common stock will be able to elect all of the directors and holders of less than a majority of such shares will be unable to elect any director.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued under this prospectus, when they are paid for, will be fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. No shares of preferred stock are currently outstanding, and we have no present plan to issue any shares of preferred stock.

Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provision. Although our amended and restated certificate of incorporation includes these provisions, it is possible that a court could rule that such provisions are inapplicable or unenforceable.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our directors may be removed only for cause by the affirmative vote of the holders of a majority of shares of common stock outstanding. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors or chairman of the board may call a special meeting of stockholders. In addition, our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Our amended and restated certificate of incorporation requires a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. Subject to the exceptions described above, our board of directors will be authorized to adopt, or to alter or repeal our bylaws. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Under some circumstances, a purchaser of our voting securities that is a treated by FERC as a “public utility” or as a “holding company” may be required to obtain FERC approval under the FPA before consummating the securities purchase or exercising the resulting voting rights. Our amended and restated certificate of incorporation prohibits any such acquisition of shares of our common stock if FERC approval is required and has not been obtained. If we develop or acquire an electric generating project that holds FERC MBR authority, which is commonly applicable to generating facilities larger than 20 MW, similar pre-consummation FERC approval requirements apply, even to any purchaser of our securities with ten percent (10%) or greater voting rights. FERC approval in any such case would require the preparation and filing of a formal application, the completion of a public notice period (during which we and any other interested member of the public may intervene, and may thereby delay FERC action), and the receipt of an order on the merits from FERC. This process can consume anywhere from six weeks to six months or longer, depending on the facts and the energy-related market presence of the purchaser.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our company or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 50% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the DGCL, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we expect to enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The New York Stock Exchange Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “LEC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding             shares of common stock. Of these shares,             shares (or             shares if the underwriters elect to exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares (other than as described below under “—Form S-8 Registration Statement”) are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as Rule 144 or Rule 701 promulgated thereunder.

Lock-Up Agreements

In connection with this offering, we, our named directors, officers and our initial Members have agreed, subject to certain exceptions, not to sell, transfer, offer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, for the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person (or persons whose shares are required to be aggregated) who is an affiliate of ours is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after completion of this offering; or

•	the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale;

provided that, in the case of restricted securities, at least six months have elapsed since the later of the date such shares were acquired from us or any of our affiliates.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” of ours is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with us.

Under Rule 144, a person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who holds shares of our common stock that are restricted securities, may sell such shares provided that at least six months have elapsed since the later of the date such shares were acquired from us or from any of our affiliates and subject to the availability of current information about us. If at least one year has elapsed since the later of the date such shares were acquired from us or from any of our affiliates, a non-affiliate of ours may sell such shares without restriction under Rule 144.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the date of this prospectus, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the date of this prospectus in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

S-8 Registration Statement

In conjunction with this offering, we expect to file a registration statement on Form S-8 under the Securities Act that will register up to             shares issuable pursuant to the employment and consulting agreements entered into by us, as well as awards granted under the 2015 Incentive Plan or reserved for issuance under such Plan. That registration statement will become effective upon filing, and the shares covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement, subject to Rule 144 limitations (other than with respect to the holding period requirement) applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of our common stock applicable to non-U.S. holders (as defined below) who purchase our common stock pursuant to this offering. This discussion is based on current provisions of the Code), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

It is assumed in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, controlled foreign corporations, passive foreign investment companies, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders subject to the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders deemed to sell our common stock under the constructive sale provisions of the Code and holders who hold our common stock as part of a straddle, hedge, synthetic security or conversion transaction), nor does it address any aspects of the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010. In addition, except to the extent provided below, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Information Reporting and Backup Withholding

Generally we or certain financial middlemen must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides to us or our paying agent a properly executed IRS Form W-8BEN, W-8BEN-E or W-8ECI (as applicable) or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The certification procedures described in the above paragraph will satisfy these certification requirements as well. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except that information reporting (but generally not backup withholding) may apply to payments if the broker is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, and any excess refunded, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock, and on or after January 1, 2017 will apply to payments of gross proceeds from the sale or other disposition of such stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Dividends

Generally distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted basis in our common stock, but not below zero. Any excess will be treated as capital gain from the sale of our common stock in the manner described under “—Gain on Sale or Other Disposition of Our Common Stock” below.

In general, dividends, if any, paid by us to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty). Notwithstanding the foregoing, dividends effectively connected with a U.S. trade or business, and, if required by an applicable income tax treaty, attributable to a permanent establishment of the non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder provides the applicable withholding agent with certain forms, including IRS Form W-8ECI (or any successor form), and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation and receives effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate), subject to certain adjustments.

Under applicable U.S. Treasury regulations, a non-U.S. holder is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty (including providing the applicable withholding agent with an IRS Form W-8BEN, W-8BEN-E or other appropriate form, certifying such non-U.S. holder’s entitlement to benefits under a treaty). Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (referred to as a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation may also be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain recognized by an individual described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our interests in real property located within the United States relative to the fair market value of our interests in real property located outside the United States and our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. Even if we were or were to become a USRPHC at any time during the shorter of the five-year period preceding a disposition and the non-U.S. holder’s holding period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code). We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. BMO Capital Markets Corp. and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
BMO Capital Markets Corp.
Barclays Capital Inc.

Total:

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until that option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above, and the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and the selling concession may be changed by the underwriters.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $            , all of which will be paid by us. We have agreed to reimburse the underwriters for up to a maximum of $             relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc., as set forth in the underwriting agreement.

We, our named directors, officers and our initial Members have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, offer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of BMO Capital Markets Corp. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a “Relevant Member State,” with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the “Relevant Implementation Date,” no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a “Relevant Person.”

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. The underwriters are being represented by Davis Polk & Wardwell LLP, New York, New York, in connection with this offering.

EXPERTS

The consolidated financial statements of LightBeam Electric Company (formerly LightBeam Energy, Inc.) as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to substantial doubt over going concern, as described in Note 2). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Galton Manor Solar Park Limited, East Farm Solar Park Limited, Holly Farm Solar Park Limited, Harlow Solar Park Limited, Newlands Farm Solar Park Limited, North Farm Solar Park Limited, Owls Hatch Solar Park Limited, Place Barton Farm Solar Park Limited, and Southfield Farm Solar Park Limited (collectively, the Solar Power Generation Portfolio) as of June 30, 2014 and 2013 and for the year ended June 30, 2014 and the period from October 23, 2012 (date of inception) through June 30, 2013, included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the combined financial statements and includes an explanatory paragraph referring to substantial doubt over going concern, as described in Note 2). Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Green States Energy, Inc. and Subsidiaries as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to substantial doubt over going concern, as described in Note 1 and an explanatory paragraph referring to the restatement of the 2013 and 2012 consolidated financial statements for the correction of misstatements, as described in Note 17 ). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Genalta Power Inc. as of September 30, 2014 and 2013 and for each of the two years in the period ended September 30, 2014, included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to substantial doubt over going concern, as described in Note 2). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Global Ampersand LLC and Subsidiaries as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to substantial doubt over going concern, as described in Note 2). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Constantine Wind Energy (CWE) North Limited, CWE Northwind 2 Limited, CWE Endurance Limited, CWE DS Limited, and CWE WH Limited and its wholly owned subsidiaries (collectively, the Constantine Wind Energy Portfolio) as of and for the years ended December 31, 2013 and 2012, included in this prospectus have been audited by Deloitte LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to substantial doubt over going concern, as described in Note 2), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Mosscliff Power Limited, Mosscliff Power 2 Limited, and Mosscliff Power 5 Limited (collectively, the Mosscliff Power Portfolio) as of December 31, 2013 and 2012 and for the year ended December 31, 2013 and the period from November 27, 2012 (date of inception) through December 31, 2012, included in this prospectus have been audited by Deloitte LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to substantial doubt over going concern, as described in Note 2), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of South Nittanshead Renewables LLP and Leylodge Renewables LLP (collectively, the Muirden Energy Portfolio) as of December 31, 2013 and 2012 and for the year ended December 31, 2013 and the period from August 16, 2012 (date of inception) through December 31, 2012, included in this prospectus have been audited by Deloitte LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to substantial doubt over going concern, as described in Note 2), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the shares of our common stock to be sold in this offering. This prospectus, which constitutes part of this registration statement, does not contain all of the information found in the registration statement. For further information regarding us and the shares of common stock offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules. Copies of the materials may also be obtained from the SEC without charge by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site on the Internet at http://www.sec.gov where you can find reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus forms a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects, including our ability to pay distributions on the shares, may have changed since that date.

Upon the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at www.lightbeamelectric.com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Index to Financial Statements

Page
LightBeam Electric Company
Report of Independent Registered Public Accounting Firm	F-7
Consolidated Balance Sheets at December 31, 2013 and 2012	F-8
Consolidated Statements of Operations for the years ended December 31, 2013 and 2012	F-10
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2013 and 2012	F-11
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-12
Notes to Consolidated Financial Statements	F-13

Solar Power Generation Portfolio
Report of Independent Registered Public Accounting Firm	F-22
Combined Balance Sheets at June 30, 2014 and 2013	F-23
Combined Statements of Operations and Comprehensive Loss for the year ended June 30, 2014 and the period from October 23, 2012 (Date of Inception) through June 30, 2013	F-24
Combined Statements of Changes in Shareholder’s Deficit for the year ended June 30, 2014 and the period from October 23, 2012 (Date of Inception) through June 30, 2013	F-25
Combined Statements of Cash Flows for the year ended June 30, 2014 and the period from October 23, 2012 (Date of Inception) through June 30, 2013	F-26
Notes to Combined Financial Statements	F-27

Green States Energy, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-35
Consolidated Balance Sheets at December 31, 2013 and 2012	F-36
Consolidated Statements of Operations for the years ended December 31, 2013 and 2012	F-38
Consolidated Statements of Changes in Equity for the years ended December 31, 2013 and 2012	F-39
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-40
Notes to Consolidated Financial Statements	F-42

Genalta Power, Inc.
Report of Independent Registered Public Accounting Firm	F-71
Consolidated Balance Sheets at September 30, 2014 and 2013	F-72
Consolidated Statements of Operations for the years ended September 30, 2014 and 2013	F-75
Consolidated Statements of Comprehensive Loss for the years ended September 30, 2013 and 2013	F-76
Consolidated Statements of Changes in Equity for the years ended September 30, 2014 and 2013	F-77
Consolidated Statements of Cash Flows for the years ended September 30, 2014 and 2013	F-78
Notes to Consolidated Financial Statements	F-80

Global Ampersand LLC and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-111
Consolidated Balance Sheets at December 31, 2013 and 2012	F-112
Consolidated Statements of Operations for the years ended December 31, 2013 and 2012	F-114
Consolidated Statements of Member’s Deficit for the years ended December 31, 2013 and 2012	F-115
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-116
Notes to Consolidated Financial Statements	F-117

Constantine Wind Energy Limited Portfolio
Independent Auditors’ Report	F-131
Combined Balance Sheets at December 31, 2013 and 2012	F-132
Combined Statements of Operations for the years ended December 31, 2013 and 2012	F-134

Page
Combined Statements of Comprehensive Loss for the years ended December 31, 2013 and 2012	F-135
Combined Statements of Changes in Shareholders’ Deficit for the years ended December 31, 2013 and 2012	F-136
Combined Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-137
Notes to Combined Financial Statements	F-138

Muirden Energy Portfolio
Independent Auditors’ Report	F-151
Combined Balance Sheets at December 31, 2013 and 2012	F-152
Combined Statements of Operations for the year ended December 31, 2013 and the period from August 16, 2012 (Date of Inception) through December 31, 2012	F-153
Combined Statements of Comprehensive Loss for the year ended December 31, 2013 and the period from August 16, 2012 (Date of Inception) through December 31, 2012	F-154
Combined Statements of Changes in Members’ Deficit for the year ended December 31, 2013 and the period from August 16, 2012 (Date of Inception) through December 31, 2012	F-155
Combined Statements of Cash Flows for the year ended December 31, 2013 and the period from August 16, 2012 (Date of Inception) through December 31, 2012	F-156
Notes to Combined Financial Statements	F-157

Mosscliff Power Portfolio
Independent Auditors’ Report	F-164
Combined Balance Sheets at December 31, 2013 and 2012	F-165
Combined Statements of Operations for the year ended December 31, 2013 and the period from November 27, 2012 (Date of Inception) through December 31, 2012	F-166
Combined Statements of Comprehensive Loss for the year ended December 31, 2013 and the period from November 27, 2012 (Date of Inception) through December 31, 2012	F-167
Combined Statements of Changes in Shareholders’ Deficit for the year ended December 31, 2013 and the period from November 27, 2012 (Date of Inception) through December 31, 2012	F-168
Combined Statements of Cash Flows for the year ended December 31, 2013 and the period from November 27, 2012 (Date of Inception) through December 31, 2012	F-169
Notes to Combined Financial Statements	F-170

LightBeam Electric Company
Condensed Consolidated Balance Sheets (unaudited) at September 30, 2014 and December 31, 2013	F-181
Condensed Consolidated Statements of Operations (unaudited) for the nine months ended September 30, 2014 and 2013	F-182
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit) (unaudited) for the nine months ended September 30, 2014	F-183
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit) (unaudited) for the nine months ended September 30, 2013	F-184
Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2014 and 2013	F-185
Notes to Condensed Consolidated Financial Statements	F-186

Solar Power Generation Portfolio
Condensed Combined Balance Sheets (unaudited) at September 30, 2014 and June 30, 2014	F-192
Condensed Combined Statements of Operations and Comprehensive Loss (unaudited) for the three months ended September 30, 2014 and 2013	F-193
Condensed Combined Statements of Changes in Shareholders’ Deficit (unaudited) for the three months ended September 30, 2014	F-194
Condensed Combined Statements of Changes in Shareholders’ Deficit (unaudited) for the three months ended September 30, 2013	F-195

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONSOLIDATED FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2013 AND 2012

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

LightBeam Electric Company

(Formerly LightBeam Energy, Inc.):

We have audited the accompanying consolidated balance sheets of LightBeam Electric Company (formerly LightBeam Energy, Inc.) (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included considerations of internal control over financial reporting as a basis for design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LightBeam Electric Company (formerly LightBeam Energy, Inc.), as of December 31, 2013 and 2012, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations, has no operating revenues, and is dependent upon obtaining adequate financing to fund its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

January 12, 2015

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Current Assets
Cash and cash equivalents	$455,729	$92,153
Prepaid rent	—	3,098

Total Current Assets	455,729	95,251

Other Assets
Development projects	503,480	211,948

Total Other Assets	503,480	211,948

Total Assets	$959,209	$307,199

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2013 AND 2012

	2013	2012
Liabilities and Stockholders’ Equity (Deficit)

Liabilities
Accounts payable	$357,880	$377,985
Salaries and payroll taxes payable	—	41,891

Total Liabilities	357,880	419,876

Commitments and Contingencies (Note 13)

Stockholders’ Equity (Deficit)
Common stock: par value $0.01, 30,000 shares authorized, 15,587 and 14,234 shares issued and outstanding at December 31, 2013 and 2012, respectively.	156	142
Additional paid-in capital	2,608,031	818,853
Accumulated deficit	(2,006,858)	(931,672)

Total Stockholders’ Equity (Deficit)	601,329	(112,677)

Total Liabilities and Stockholders’ Equity (Deficit)	$959,209	$307,199

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
General and Administrative Expenses	$1,075,215	$1,142,529

Operating Loss	(1,075,215)	(1,142,529)

Other Income
Other income	29	—
Gain on sale of assets	—	331,156

Total Other Income	29	331,156

Loss Before Provision for Income Taxes	(1,075,186)	(811,373)
Provision for Income Taxes	—	—

Net Loss	$(1,075,186)	$(811,373)

Net Loss per Share
Basic and diluted	$(71.46)	$(60.04)

Weighted average shares used in computing loss per share:
Basic and diluted	15,045	13,514

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Shares Capital		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Outstanding	Amount
Balance—January 1, 2012	3,120	$31	$180,914	$(120,299)	$60,646

Loans to stockholders	—	—	(109,200)	—	(109,200)
Cash payments for referral fees	—	—	(24,000)	—	(24,000)
Issuance of common stock	11,114	111	771,139	—	771,250
Net loss	—	—	—	(811,373)	(811,373)

Balance—December 31, 2012	14,234	142	818,853	(931,672)	(112,677)

Loans to stockholders	—	—	(80,955)	—	(80,955)
Repayments of stockholder loans	—	—	107,145	—	107,145
Cash payments for referral fees(1)	—	—	(62,000)	—	(62,000)
Issuance of common stock	1,353	14	1,824,988	—	1,825,002
Net loss	—	—	—	(1,075,186)	(1,075,186)

Balance—December 31, 2013	15,587	$156	$2,608,031	$(2,006,858)	$601,329

(1)	Includes non-cash referral fees of $20,000

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows from Operating Activities
Net loss	$(1,075,186)	$(811,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of assets	—	(331,156)
Changes in operating assets and liabilities:
Prepaid rent	3,098	(3,098)
Accounts payable and other current payables	(61,996)	317,126

Net Cash Used in Operating Activities	(1,134,084)	(828,501)

Cash Flows from Investing Activities
Proceeds on sale of assets	—	629,475
Other assets	(291,532)	(349,745)

Net Cash (Used in) Provided by Investing Activities	(291,532)	279,730

Cash Flows from Financing Activities
Loans to stockholder	(80,955)	(109,200)
Repayments of stockholder loans	107,145	—
Payments for referral fees	(42,000)	(24,000)
Issuance of common stock	1,805,002	771,250

Net Cash Provided by Financing Activities	1,789,192	638,050

Net Increase in Cash and Cash Equivalents	363,576	89,279
Cash and Cash Equivalents—Beginning	92,153	2,874

Cash and Cash Equivalents—Ending	$455,729	$92,153

Supplemental Information
Issuance of common stock for referral fees	$(20,000)	$—

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Organization and Nature of the Business

LightBeam Electric Company (formerly LightBeam Energy, Inc.) was incorporated in the state of Delaware on September 22, 2008. The consolidated financial statements include the results of the Company and its subsidiaries, consisting of Gridley Main Two, LLC, LightBeam Development Company and Gridley WWTP, LLC (collectively, the Company). Through 2011, the Company’s business strategy involved identifying locations in northern California as prospective sites for the installation of solar power generating facilities and carrying out the permitting process for the development of these facilities.

The Company had investments in three planned solar energy facilities in Gridley, California (Gridley WWTP) and in Orinda, California and Lafayette, California at the Bay Area Rapid Transit (BART) stations. The Company incurred legal, engineering, consulting and other costs related to acquiring power purchase agreements, leases, permits, authorizations, and other intangible assets.

In 2012, the Company altered its business plan and embarked upon a strategy of acquiring and consolidating a diverse, world-wide portfolio of renewable and clean energy projects, including solar, wind, hydro, natural gas, and biomass. The Company plans to consummate the acquisition of its initial portfolio of projects concurrently with an the completion of initial public offering of its common stock in 2015.

Note 2—Going Concern Considerations

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has had negative cash flows from operations for the years ended December 31, 2013 and 2012. The Company has not generated operating revenues during the years ended December 31, 2013 and 2012. Since its inception, the Company has been funded through the issuance of common stock. The Company’s ability to continue as a going concern is dependent on its ability to obtain equity financing through the further issuance of common stock and on the successful execution of an initial public offering of its common stock. There is no assurance that additional funding will be available when needed, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Management’s plan is to obtain additional financing through an initial public offering of its common stock in 2015. However as noted above, there is no assurance that financing will be available when needed.

Note 3—Summary of Significant Accounting Policies

Use of Estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 3—Summary of Significant Accounting Policies (Continued)

Use of Estimates (Continued)

of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most sensitive and significant accounting estimates relate to impairment of long-lived assets, going concern assumptions, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly-liquid investments with original maturities of three months or less. The Company maintains cash and cash equivalents, which consist principally of demand deposits with high credit quality financial institutions. The Company periodically assesses the financial conditions of financial institutions and believes the risk of loss to be remote.

Fair Value Measurements

The Company believes that the carrying value of cash and cash equivalents, accounts payable and salaries and payroll taxes payable is a reasonable estimate of fair value.

Deferred Project Costs

The Company capitalizes all expenditures directly related to the pre-development of its projects. These expenditures include legal fees, consulting fees and costs related to acquiring power purchase agreements, permits and authorizations regarding installation and operation of the power generating facilities, related geotechnical and environmental site assessments and similar reports. The Company will start amortizing on a straight-line basis over the estimated useful life of the asset once placed in service.

The Company periodically evaluates its investments in long-lived assets for impairment to determine whether events have occurred that would require revision of the remaining useful life of intangible assets or render them not recoverable. The Company does not believe any events have occurred that would indicate its long-lived assets were impaired at December 31, 2013 and 2012.

Stockholders Loans Receivable

The Company has presented loans receivable from stockholders as a reduction of equity, in accordance with the authoritative guidance for equity. Included in additional paid-in capital are loans receivable from shareholders of $349,563 and $375,755 as of December 31, 2013 and 2012, respectively. In January, 2015, the Company forgave all outstanding loans receivable from the Company’s officers.

Referral Fees

Fees paid in cash to individuals for introducing prospective investors to the Company have been deferred and charged directly to additional paid-in capital upon issuance of common stock. Fees paid for introducing prospective acquisitions to the Company has been charged to expense as incurred.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 3—Summary of Significant Accounting Policies (Continued)

Stock Compensation

The Company issues common stock to individuals in exchange for consulting services and referral services. The fair value of common stock issued for consulting services has been charged to the general and administrative expenses line within the accompanying consolidated statements of operations. The fair value of the common stock issued as compensation for referral fees for prospective investors has been charged against additional paid-in capital.

Recently Issued Accounting Standards

In November 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-17, Pushdown Accounting, which gives an acquired entity the option of applying pushdown accounting in its stand-alone financial statements upon a change-in-control event. ASU 2014-17 is effective immediately. The adoption of ASU 2014-17 will have no impact on the Company’s financial position, results of operations or cash flows.

In September 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force), which amends current guidance for stock compensation tied to performance targets. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. ASU 2014-12 will be effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The adoption of ASU 2014-12 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The standard will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard incorporates and expands upon certain principles that are currently in the auditing standards. Specifically, the new standard defines substantial doubt, requires assessments each annual and interim period, provides an assessment period of one year from the issuance date, and requires disclosures both when substantial doubt is alleviated by management’s plans and when substantial doubt remains unalleviated. ASU 2014-15 will be effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company’s consolidated financial statements.

Note 4—Shareholders’ Equity

The Company’s authorized capital consists of 30,000 shares of common stock, par value of $0.01 per share.

Note 5—Leases

The Company is currently leasing its offices in Sausalito, California, on a month-to-month rental agreement at the rate of $3,152 per month. It is leasing one automobile at a monthly rate of $468.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 6—Gain on Sale of Assets

On January 13, 2012, the Company sold its development rights in Gridley Main Two, LLC to an unrelated third party for a cash purchase price of $629,475. Gridley Main Two, LLC consisted of several agreements necessary to construct a solar energy power generating project to be located in Gridley, California. The Company recorded a gain on the sale in the amount of $331,156, within the gain on sale of assets line of the accompanying consolidated statements of operations.

Note 7—Employee Benefits

The Company provides health insurance coverage for its three employees and their dependents. There are no other Company funded or sponsored employee benefits.

Note 8—Consulting Agreements

Commencing in 2013, the Company has executed consulting agreements with several individuals who are providing various energy industry related and financial consulting services related to the Company’s planned initial public offering. These agreements provide compensation of varying amounts that will be paid in common stock to the consultants, contingent upon the initial public offering. Due to the contingent nature of these agreements, no compensation expense has been recorded to date related to these arrangements. At September 30, 2014, the amount of compensation to be paid in common shares to consultants for services pursuant to these agreements contingent upon the initial public offering was $6,860,344. The amount of monthly compensation to be paid to consultants pursuant to these agreements was $652,000 as of September 30, 2014.

The Company has executed an agreement with an investment banking firm to assist the Company in identifying potential acquisitions of renewable energy generating assets. Upon the closing of an acquisition transaction at the initial public offering, the Company will pay an amount equal to the greater of (a) $300,000 and (b) the sum of (i) 3.0% of the first $10 million in transaction value paid in any transaction, (ii) 1.0% of the amount of transaction value in any transaction in excess of $10 million, up to $25 million, and (iii) 0.5% of the amount of transaction value paid in any transaction in excess of $25 million.

Note 9—Employment Agreements

The Company has executed employment agreements with several individuals who will serve as employees of the Company. The terms of the agreements provide for employee service to commence as of the date of and contingent upon the planned initial public offering. In addition, certain share grants of common shares will be issued to employees contingent upon the initial public offering. Due to the contingent nature of these agreements, no compensation expense has been recorded to date related to these arrangements. The amounts of the share grants are dependent upon the market capitalization of the Company at the initial public offering and the number of common shares to be issued in connection with the acquisitions at the date of the initial public offering.

Note 10—Reorganization

In September 2013, the Company determined that it would separate its project development efforts from its operating projects. In order to achieve this separation, it formed a Delaware corporation, LightBeam Development Company (LDC), as a wholly-owned subsidiary of the Company and assigned its interests in projects under

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 10—Reorganization (Continued)

development to LDC. In conjunction with this transaction, the Company issued a dividend to the stockholders of record as of September 13, 2013, in the form of a transfer of the Company’s ownership interests in LDC. The actual assignment of the rights in the development projects and the transfer of the shares in LDC took place in May 2014. On the date of the assignment, the Company transferred the assets of LDC and charged to accumulated deficit. The stockholders of LDC hold the same pro rata interests in LDC as they held in the Company as of September 13, 2013.

Prior to the assignment of such assets and the transfer of LDC shares to the Company’s stockholders, the Company held all of the outstanding common stock of LDC, 100% of the membership interests in Gridley WWTP LLC, and other intangible rights. The Company continued to hold the membership interests in Gridley WWTP LLC until the sale of those membership interests to an unrelated third party in September 2014.

Note 11—Provision for Income Taxes

For tax purposes, income is sourced in the United States. Current tax expense is zero due to the losses incurred and a full valuation allowance recorded.

The following schedule reconciles the federal statutory rate in the United States to effective income tax rate.

	2013	2012
Federal Statutory Rate	34.00%	34.00%
State taxes, net of federal benefit	5.83%	5.83%
Meals and life insurance	(0.35%)	(0.54%)
Valuation allowance	(39.48%)	(39.29%)

Effective income tax rate	—%	—%

The following summarizes deferred income tax assets and liabilities:

	2013	2012
Deferred tax assets:
Charitable contribution	$797	$—
Net operating loss carryforward	749,320	325,518

Gross deferred tax assets	750,117	325,518
Less: valuation allowance	(750,117)	(325,518)

Net deferred tax assets	$—	$—

The deferred tax assets resulted primarily from temporary differences between book and tax basis of assets and liabilities. The Company assesses the likelihood that future taxable income levels will be sufficient to ultimately realize the tax benefits of the deferred tax assets. Should the Company determine that future realization of the tax benefits is more likely than not, all or a portion of the valuation allowance established would be reversed resulting in a reduction in the Company’s tax provision in the period of such determination. The Company estimates it is more likely than not that the benefit of the deferred tax assets will not be realized. Accordingly, a full valuation has been recorded as of December 31, 2013 and 2012.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 11—Provision for Income Taxes (Continued)

As of December 31, 2013, the Company has net operating loss carryforwards of $1,881,455 (federal) and $1,878,997 (state). The federal and state loss carryforwards begin to expire in 2030. As of December 31, 2012, the Company has net operating loss carryforwards of approximately $817,420 (federal) and $815,772 (state).

The Company is required to recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. As of December 31, 2013, the Company does not have any unrecognized tax benefits and does not have any tax positions for which it is reasonably possible that the amount of gross unrecognized tax benefits will increase or decrease within 12 months after the year ended December 31, 2013.

The Company files a U.S. federal income tax return and California income tax return. The Company’s federal and state tax returns through 2010 and 2009 are closed by statute for examination by the U.S. federal and state taxing authorities, respectively.

Note 12—Earnings Per Share

The calculations of earnings per share are as follows:

	2013	2012
Numerator:
Net loss	$(1,075,186)	$(811,373)

Denominator for basic and diluted earnings per share:
Weighted average shares outstanding	15,045	13,514

Basic and diluted net loss per share	$(71.46)	$(60.04)

On May 30, 2014, the Company declared a 10 for 1 stock dividend for stockholders of record as of September 13, 2013. The weighted average number of shares has been retrospectively applied for this stock dividend for all the periods presented.

Note 13—Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Note 14—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through January 12, 2015, the date the consolidated financial statements were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the consolidated financial statements.

In January 2015, the Company forgave all outstanding loans receivable from the Company’s officers.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 14—Subsequent Events (Continued)

The Company intends to acquire the assets or stock of Fifty ID RE Ltd., Genalta Power Inc., Global Ampersand LLC, Green States Energy Inc., Huerfano River Wind, LLC, and certain of the assets of Solar Power Generation Limited. Fifty ID RE Ltd. intends to acquire the assets or stock of Constantine Wind Energy Portfolio, Muirden Energy Portfolio and Mosscliff Power Portfolio, contingent upon its immediate resale to the Company. The Company is currently negotiating purchase agreements with these entities that are expected to be consummated on the date of the initial public offering of the Company’s stock.

SOLAR POWER GENERATION PORTFOLIO

COMBINED FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

JUNE 30, 2014 AND 2013

SOLAR POWER GENERATION PORTFOLIO

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Solar Power Generation Portfolio

We have audited the accompanying combined balance sheets of Galton Manor Solar Park Limited, East Farm Solar Park Limited, Holly Farm Solar Park Limited, Hadlow Solar Park Limited, Newlands Farm Solar Park Limited, North Farm Solar Park Limited, Owls Hatch Solar Park Limited, Place Barton Farm Solar Park Limited, and Southfield Farm Solar Park Limited (collectively, the Company, Solar Power Generation Portfolio) which are under common control as of June 30, 2014 and 2013, and the related combined statements of operations and comprehensive loss, changes in shareholder’s deficit, and cash flows for the year ended June 30, 2014 and the period from October 23, 2012 (date of inception) through June 30, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Solar Power Generation Portfolio at June 30, 2014 and 2013, and the results of their operations and their cash flows for the year ended June 30, 2014 and the period from October 23, 2012 (date of inception) through June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the combined financial statements, the Company’s recurring losses from operations and shareholder’s capital deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the combined financial statements. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

London, England

January 13, 2015

SOLAR POWER GENERATION PORTFOLIO

COMBINED BALANCE SHEETS

JUNE 30, 2014 AND 2013

	2014	2013
Long-Term Assets
Development in Progress	$2,937,429	$363,042

Total Long-Term Assets	$2,937,429	$363,042

Liabilities and Shareholder’s Deficit

Current Liabilities
Due to related party	$3,708,686	$512,103

Total Liabilities	3,708,686	512,103

Commitments and Contingencies (Note 5)

Shareholder’s Deficit
Combined share capital: $1.52 (£1.00) par value, 900 shares outstanding at June 30, 2014 and 2013.	1,369	1,369
Subscription receivable	(1,369)	(1,369)
Accumulated other comprehensive (loss) income	(48,140)	4,695
Accumulated deficit	(723,117)	(153,756)

Total Shareholder’s Deficit	(771,257)	(149,061)

Total Liabilities and Shareholder’s Deficit	$2,937,429	$363,042

The accompanying notes are an integral part of these combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012 (DATE OF INCEPTION) THROUGH JUNE 30, 2013

	2014	2013
General and Administrative Expenses	$569,361	$153,756

Net Loss	$(569,361)	$(153,756)

Loss per Share
Basic	$(633)	$(646)

Weighted Average Shares Used in Computing Loss per Share
Basic	900	238

Other Comprehensive Loss
Net loss	$(569,361)	$(153,756)
Foreign currency translation adjustments, net of tax of $0	(52,835)	4,695

Comprehensive Loss	$(622,196)	$(149,061)

The accompanying notes are an integral part of these combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012 (DATE OF INCEPTION) THROUGH JUNE 30, 2013

	Share Capital		Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholder’s Deficit
	Outstanding	Amount
Shares issued	900	$1,369	$(1,369)	$—	$—	$—
Net loss	—	—	—	—	(153,756)	(153,756)
Foreign currency translation adjustments, net of tax	—	—	—	4,695	—	4,695

Balance—June 30, 2013	900	1,369	(1,369)	4,695	(153,756)	(149,061)
Net loss	—	—	—	—	(569,361)	(569,361)
Foreign currency translation adjustments, net of tax	—	—	—	(52,835)	—	(52,835)

Balance—June 30, 2014	900	$1,369	$(1,369)	$(48,140)	$(723,117)	$(771,257)

The accompanying notes are an integral part of these combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012

(DATE OF INCEPTION) THROUGH JUNE 30, 2013

	2014	2013
Cash Flows Used In Operating Activities
Net Loss	$(569,361)	$(153,756)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-Cash allocation of operating expense	569,361	153,756

Net Cash Used In Operating Activities	—	—

Net Change in Cash and Cash Equivalents	—	—
Cash and Cash Equivalents—Beginning	—	—

Cash and Cash Equivalents—Ending	$—	$—

Supplemental Disclosure of Non-Cash Investing Activities:
Development in progress financed through advances from related parties	$2,574,387	$363,042

Stock issued in exchange for a subscription receivable	$—	$1,369

Supplemental Disclosure of Non-Cash Financing Activities:
Advances from related parties	$3,143,748	$516,798

The accompanying notes are an integral part of these combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012 (DATE OF INCEPTION) THROUGH JUNE 30, 2013

Note 1—Description of Business and Basis of Presentation

Description of Business

The Solar Power Generation Portfolio combined financial statements includes the results and financial position of several subsidiary undertakings (collectively, the Company) of Solar Power Generation Limited (SPGL), a company incorporated in the United Kingdom. The subsidiaries were incorporated under the Companies Act 2006 in the United Kingdom (U.K.). The Company engages in the development of distributed generation and utility-scale solar photovoltaic sites in the U.K. Each site, under U.K. permitting regulations, is required to be housed in an individual special purpose vehicle (SPV), which is set up as a wholly-owned subsidiary under SPGL.

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). They include the combined results of the following entities which are to be acquired by LightBeam Electric Company:

•	Galton Manor Solar Park Ltd., incorporated on April 24, 2013.

•	East Farm Solar Park Ltd., incorporated on April 24, 2013.

•	Holly Farm Solar Park Ltd., incorporated on April 24, 2013.

•	Hadlow Solar Park Ltd., incorporated on May 2, 2013.

•	Newlands Farm Solar Park Ltd., incorporated on May 24, 2013.

•	North Farm Solar Park Ltd., incorporated on May 24, 2013.

•	Owls Hatch Solar Park Ltd., incorporated on May 24, 2013.

•	Place Barton Farm Solar Park Ltd., incorporated on October 23, 2012.

•	Southfield Farm Solar Park Ltd., incorporated on February 13, 2013.

Each entity has £100 of share capital with a £1 par value per share. The combined entities are under the common control of Solar Power Generation Limited. Intercompany transactions have been eliminated upon combination. The combined financial statements are not consolidated financial statements and do not combine the subsidiaries of SPGL other than those listed above.

The accompanying combined financial statements also include allocations of costs incurred to develop the respective SPV that were incurred by British Solar Renewables Limited (BSR), a related party under common control on behalf of the SPV. The allocation was determined by applying the portion of costs incurred by BSR applicable to the development of the respective SPV’s and allocating these costs based on the percentage of development in progress balances of the SPVs to the total development progress balances of SPGL. Management believes the assumptions and methodologies used in the allocation of these costs are reasonable.

Note 2—Going Concern

These combined financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company is financed substantially through related party advances and is dependent upon the continuing ability to obtain debt or related

SOLAR POWER GENERATION PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012 (DATE OF INCEPTION) THROUGH JUNE 30, 2013

Note 2—Going Concern (Continued)

party financing to fund its operations until positive cash flow is generated from ongoing business operations. The Company’s management believes it will continue to be able to secure the additional financing it requires.

There is no assurance that continued related or third party financing will be available when needed on terms acceptable to the Company, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern.

These combined financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Note 3—Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The most significant estimates with regard to these combined financial statements relate to the assumptions utilized within allocation of expenses and going concern assumptions. Actual results could differ from those estimates, and such differences may be material to the combined financial statements.

Revenue Recognition

The Company will not generate revenue until financing is obtained and construction of the sites is completed. Prior to or upon completion of construction, the Company will either sell the individual sites to related parties or third parties, or will sell the electricity the site generates under the terms of a power purchase agreement (PPA) or at spot market prices. Revenue would then be recognized based upon the amount of electricity delivered at rates specified under the PPA contracts, assuming all other revenue recognition criteria are met.

Development in Progress

Development in progress represents the costs incurred on sites under development. The costs directly incurred in order to qualify the site for U.K. government approval and permitting that are directly identifiable to each solar energy site are capitalized under development in progress as incurred.

In addition, expenses in the amount of $1,392,007 in the year ended June 30, 2014 and $117,287 in the period from October 23, 2012 through June 30, 2013. were allocated and capitalized to the combined SPVs under Staff Accounting Bulletin Topic 1B, which represent costs incurred to develop the respective SPV that were incurred by BSR.

If the sites have not been sold, upon achieving commercial operations, development in progress is transferred to property, plant, and equipment and is depreciated over its estimated useful lives using the straight line method. Development in progress is not depreciated.

SOLAR POWER GENERATION PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012 (DATE OF INCEPTION) THROUGH JUNE 30, 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

The Company reviews its investment in sites under development for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When evaluating impairment, if the undiscounted cash flows estimated to be generated by a site is less than their carrying amount, management compares the carrying amount of the sites to their fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the excess of the asset’s carrying value over its estimated fair value. No impairment loss was recognized during the years ended June 30, 2014 and the period from October 23, 2012 through June 30, 2013.

Asset Retirement Obligation

In connection with the development of solar energy sites, the Company may have the legal requirement to remove long-lived assets constructed on leased property and to restore the leased property to its condition prior to the construction of the long-lived assets. This legal requirement is referred to as an asset retirement obligation (ARO). If the Company determines that an ARO is required for a specific facility, the Company records the present value of the estimated liability when the facility is constructed. AROs recorded for a leasing arrangement are accounted for as a liability in the initial period recognized. Upon initial recognition of the ARO liability, an equal ARO asset is also recognized, which is amortized over the term of the related property, plant and equipment. After initial recognition of the liability, the Company accretes the ARO to its future value over the facility’s useful life or lease period. As assets owned by the Company have not entered the construction phase, no AROs have been established.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax basis of assets and liabilities and their reported amounts for financial reporting purposes.

The Company evaluates sources of positive and negative evidence and has recorded a valuation allowance to reduce deferred tax assets to the amount more likely than not to be realized. In assessing the adequacy of recorded valuation allowances, the Company considers a variety of factors including losses in recent years, the scheduled reversal of deferred tax liabilities, forecasted future taxable income and prudent and feasible tax planning strategies.

The Company follows Accounting Standards Codification (ASC) 740, Income Taxes, on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. As of June 30, 2014 and 2013, the Company had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities would be included in interest expense. For the year ended June 30, 2014 and the period from October 23, 2012 through June 30, 2013 the Company did not incur any penalties and interest. All tax years are open at this time.

SOLAR POWER GENERATION PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012 (DATE OF INCEPTION) THROUGH JUNE 30, 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The standard will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related disclosures in certain circumstances. The new standard incorporates and expands upon certain principles that are currently in the auditing standards. Specifically, the new standard defines substantial doubt, requires assessments each annual and interim period, provides an assessment period of one year from the issuance date, and requires disclosures both when substantial doubt is alleviated by management’s plans and when substantial doubt remains unalleviated. ASU 2014-15 will be effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company’s combined financial statements.

In June 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, which eliminates development stage entities from certain parts of U.S. generally accepted accounting principles. This guidance permits the company to eliminate the requirements for development stage companies to (1) present inception-to-date information on the statement of operations and members’ equity and cash flows, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged and (4) disclose the first year in which the entity is no longer in the development stage. ASU 2014-10 is effective for years beginning after December 15, 2014, with early adoption permitted. The Company has early adopted ASU 2014-10, and as such, no longer is required to present the items noted above.

Foreign Currency

The combined financial statements are presented in U.S. dollars. The Company is located and operates in the U.K., and thus utilizes the pound sterling as its functional currency. Assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation gains or losses are reported in other comprehensive loss.

Note 4—Related Parties

The Company’s operations and development costs have been funded by BSR, a related party under common ownership control with the Company, to complete the site planning, development, permitting process, and construction for the various solar energy sites. Amounts due to the related party totaled $3,708,686 at June 30, 2014 and $512,103 at June 30, 2013.

Expenses in the amount of $569,361 in the year ended June 30, 2014 and $153,756 in the period from October 23, 2012 through June 30, 2013 were allocated and expensed to the combined SPVs under Staff Accounting Bulletin Topic 1B, which represent costs incurred to operate the respective SPV that were incurred by BSR.

During the period from October 23, 2012 through June 30, 2013, the combined SPVs were incorporated and share capital was established through a subscription receivable in the amount of $1,369.

SOLAR POWER GENERATION PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012 (DATE OF INCEPTION) THROUGH JUNE 30, 2013

Note 5—Commitments and Contingencies

Lease Commitments

The Company currently has no lease commitments. The Company has entered into various options to lease the land specified for each of the solar energy sites. The Company does not anticipate exiting any of the agreements and expects to exercise all open option agreements upon the permitting and approval of the sites and therefore does not believe it is probable that any termination penalty will be paid. There is no direct cost to the Company to enter into these lease options.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred.

Note 6—Income Taxes

All pretax activity is sourced in the U.K. Current and deferred taxes are zero due to the losses incurred. Net deferred taxes are zero due to the full valuation allowances recorded.

The following table presents a reconciliation of the statutory income tax rate to the Company’s effective tax rate, as a percentage of income before taxes for the years ended June 30, 2014 and the period from October 23, 2012 through June 30, 2013:

	2014	2013
United Kingdom tax rate	(22.50%)	(23.75%)
Effect of tax rate change	3.24%	0.75%
Valuation allowance	19.26%	23.00%

Effective income tax rate	—%	—%

In July 2012, the U.K. tax rate decreased from 24% to 23% effective April 1, 2013. In July 2013, the U.K. tax rate decreased from 23% to 21% effective April 1, 2014 and 20% effective April 1, 2015.

The following table presents significant components of the Company’s deferred tax assets and deferred tax liabilities as of June 30, 2014 and 2013:

	2014	2013
Deferred tax assets (liabilities)
Pre-trading general and administrative expenditure	$154,252	$34,284

Total gross deferred tax assets	154,252	34,284
Less: valuation allowance	(154,252)	(34,284)

Total net deferred tax assets (liabilities)	$—	$—

The deferred tax assets resulted from temporary differences between book and tax basis of property, plant, and equipment. The Company regularly assesses the likelihood that future taxable income levels will be

SOLAR POWER GENERATION PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2014 AND THE PERIOD FROM OCTOBER 23, 2012 (DATE OF INCEPTION) THROUGH JUNE 30, 2013

Note 6—Income Taxes (Continued)

sufficient to ultimately realize the tax benefits of the deferred tax assets. Existence of recent operating losses prohibits the Company from relying on estimates of future levels of profitability to realize the tax benefits of the deferred tax assets. Should the Company determine that future realization of the tax benefits is not more likely than not, additional valuation allowance would be established which would increase the Company’s tax provision in the period of such determination. The Company estimates it is more likely than not that the benefit of the deferred tax assets will not be realized. Accordingly, a full valuation allowance has been recorded as of June 30, 2014 and 2013.

The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. As of June 30, 2014, the Company does not have any unrecognized tax benefits and does not have any tax positions for which it is reasonably possible that the amount of gross unrecognized tax benefits will increase or decrease within 12 months after the year ended June 30, 2014.

The Company will file income tax returns in the U.K. The Company’s U.K. income tax returns for June 30, 2013 and forward are subject to examination.

Note 7—Loss Per Share

Basic and diluted loss per share are calculated by dividing net loss by the average number of shares outstanding during each period. The Company does not have any potentially dilutive securities in issue.

The calculations of loss per share are as follows:

	2014	2013
Numerator:
Net loss	$(569,361)	$(153,756)

Denominator:
Weighted average shares outstanding	900	238

Basic loss per share	$(633)	$(646)

Note 8—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 13, 2015, the date the financials were available to be issued. Except as described below no other events have occurred that require adjustment to or disclosure in the combined financial statements.

On December 12, 2014 and December 22, 2014 respectively, Hadlow and North Farms received funding from Macquarie to begin building, and are now in the construction phase.

As part of the funding agreement, the share capital for each of these farms (£100 each) has been transferred from Solar Power Generation Limited to Solar Power Investments Limited (which sits under Sustainable Power Generation Limited).

Macquarie holds debentures issued by Solar Power Investments Limited.

The owners of the Company are currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to sell all ownership interests in the entities listed in Note 1, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2013 AND 2012

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Green States Energy, Inc.

Short Hills, New Jersey

We have audited the accompanying consolidated balance sheets of Green States Energy, Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Green States Energy, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations, current liabilities in excess of current assets and debt maturing in the current year raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 17 to the financial statements, the accompanying 2013 and 2012 financial statements have been restated to correct misstatements.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

January 12, 2015

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013 As Restated	2012 As Restated
Assets

Current Assets
Cash and cash equivalents	$906,154	$358,749
Accounts receivable	521,392	335,163
Deferred tax asset	376,754	46,065
Prepaid expenses and other current assets	7,125	43,408
Grants receivable	2,083,824	—
Deferred costs, net	656,464	12,751

Total Current Assets	4,551,713	796,136

Investment in Energy Property, net	50,196,950	27,668,845

Other Assets
Intangible assets, net	3,439,950	2,337,233
Restricted cash	781,019	724,990

Total Other Assets	4,220,969	3,062,223

Total Assets	$58,969,632	$31,527,204

The accompanying notes are an integral part of these consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2013 AND 2012

	2013 As Restated	2012 As Restated
Liabilities and Equity

Current Liabilities
Accounts payable	$234,123	$858,879
Accrued expenses	1,724,489	969,189
Construction contract payable	9,895,001	—
Derivative liability—warrants	849,679	109,223
Development service fees payable, current portion	144,000	144,000
Notes payable, short-term	10,533,068	—
Deferred grant income, current	331,217	261,756

Total Current Liabilities	23,711,577	2,343,047

Long-Term Liabilities
Notes payable, long-term	13,175,516	8,428,136
Development service fees payable, net of current portion	1,853,360	1,957,062
Deferred tax liability	376,754	46,065
Asset retirement obligation	266,038	128,074
Deferred grant income, net of current	9,021,441	7,312,797

Total Long-Term Liabilities	24,693,109	17,872,134

Total Liabilities	48,404,686	20,215,181

Commitments and contingencies (Note 12)
Equity
Stockholder’s (Deficit) Equity
Preferred stock, par value $0.001, 40,000,000 shares authorized, 80,000 shares issued and outstanding	80	80
Common stock, par value $0.001, 100,000,000 shares authorized, 18,711,488 and 20,645,224 shares issued and outstanding in 2013 and 2012, respectively	18,711	20,644
Additional paid-in capital	6,718,218	3,813,186
Accumulated deficit	(7,650,219)	(2,405,700)

Total Stockholder’s (Deficit) Equity	(913,210)	1,428,210
Noncontrolling interest	11,478,156	9,883,813

Total Equity	10,564,946	11,312,023

Total Liabilities and Equity	$58,969,632	$31,527,204

The accompanying notes are an integral part of these consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013 As Restated	2012 As Restated
Revenues
Energy generation revenue	$3,379,374	$1,776,268

Operating Expenses
Operations and maintenance expense	3,156,265	2,870,901
Depreciation and amortization	2,008,295	1,248,356

Total Operating Expense	5,164,560	4,119,257

Operating Loss	(1,785,186)	(2,342,989)

Other Income (Expense)
Grant income	305,718	261,755
Bargain purchase gain	712,850	—
Change in fair value of derivative liability—warrants	(740,455)	475,332
Interest expense	(1,966,007)	(1,394,355)

Total Other Expense	(1,687,894)	(657,268)

Net Loss	(3,473,080)	(3,000,257)
Net (Loss) Income Attributable to Non-Controlling Interest	1,771,439	(1,101,599)

Net Loss Attributable to Green States Energy, Inc.	$(5,244,519)	$(1,898,658)

Earnings per Share
Common Stock
Basic and diluted	$(0.27)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholder’s Equity	Noncontrolling Interest	Total Equity

	Shares	Amount	Shares	Amount
Balance—December 31, 2011	80,000	$80	15,132,332	$15,132	$1,892,278	$(1,043,165)	$864,325	$10,528,487	$11,392,812
Effect of restatement— note 16	—	—	—	—	—	536,123	536,123	—	536,123
Balance—December 31, 2011—As Restated	80,000	80	15,132,332	15,132	1,892,278	(507,042)	1,400,448	10,528,487	11,928,935
Common stock issuances, net of offering costs of $308,321	—	—	2,576,334	2,576	1,514,244	—	1,516,820	—	1,516,820
Issuance of common stock for registration penalty	—	—	1,136,558	1,136	(1,136)	—	—	—	—
Issuance of Nonvested Common stock to employees	—	—	1,800,000	1,800	407,800	—	409,600	—	409,600
Phase II GSE NC 1, LLC contribution	—	—	—	—	—	—	—	629,676	629,676
Dividends declared	—	—	—	—	—	—	—	(172,751)	(172,751)
Net loss	—	—	—	—	—	(1,898,658)	(1,898,658)	(1,101,599)	(3,000,257)

Balance—December 31, 2012—As Restated	80,000	80	20,645,224	20,644	3,813,186	(2,405,700)	1,428,210	9,883,813	11,312,023
Common stock issuances, net of offering costs of $26,732	—	—	966,264	967	1,890,301	—	1,891,268	—	1,891,268
Stock surrender and retirement	—	—	(1,800,000)	(1,800)	1,800	—	—	—	—
Share-based compensation—Directors			300,000	300	63,731	—	64,031	—	64,031
Share-based compensation—Non-employees	—	—	400,000	400	316,600	—	317,000	—	317,000
Share-based compensation—employees	—	—	—	—	614,400	—	614,400	—	614,400
Share-based compensation—issuance of warrants for services	—	—	—	—	16,400	—	16,400	—	16,400
Share-based compensation			(1,800,000)	(1,800)	1,800	—	—	—	—
Dividends declared	—	—	—	—	—	—	—	(177,096)	(177,096)
Net income (loss)	—	—	—	—	—	(5,244,519)	(5,244,519)	1,771,439	(3,473,080)

Balance—December 31, 2013—As Restated	80,000	$80	18,711,488	$18,711	$6,718,218	$(7,650,219)	$(913,210)	$11,478,156	$10,564,946

The accompanying notes are an integral part of these consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013 As Restated	2012 As Restated
Cash Flows from Operating Activities
Net loss	$(3,473,080)	$(3,000,257)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	2,008,295	1,248,356
Accretion expense	13,235	7,329
Amortization of grant income	(305,718)	(261,755)
Share-based compensation	1,011,831	409,600
Loss on sale of energy property, net of closing costs of $21,169	56,718	—
Change in fair value of warrants	740,455	(475,332)
Miscellaneous	27,063	43,129
Bargain purchase gain	(712,850)	—
Changes in operating assets and liabilities:
Accounts receivable	(186,229)	(309,201)
Grant receivable, net of deferred grant	—	7,852,668
Prepaid expenses	36,283	49,882
Accounts payable and accrued expenses	130,545	992,361

Net Cash (Used in) Provided by Operating Activities	(653,452)	6,556,780

Cash Flows from Investing Activities
Acquisition of business	(6,700,000)	—
Purchase of energy property and equipment	(8,387,565)	(278,730)
Proceeds from sale of investment in energy property	525,000	—
Restricted cash	(56,029)	(212,490)

Net Cash Used in Investing Activities	(14,618,594)	(491,220)

The accompanying notes are an integral part of these consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013 As Restated	2012 As Restated
Cash Flows from Financing Activities
Payments on deferred developer fee	$(144,000)	$(132,000)
Proceeds from notes payable	15,874,581	—
Payments on notes payable	(594,133)	(8,251,540)
Payment of deferred financing costs	(1,031,169)	—
Issuances of common stock, net of offering costs	1,891,268	1,516,821
Issuance of warrants, net of offering costs	—	544,713
Distributions to noncontrolling interest	(177,096)	(128,113)
Capital contributions by noncontrolling interest holders, net of offering costs	—	629,676

Net Cash Provided by (Used in) Financing Activities	15,819,451	(5,820,443)

Net Increase in Cash and Cash Equivalents	547,405	245,117
Cash and Cash Equivalents—Beginning	358,749	113,632

Cash and Cash Equivalents—Ending	$906,154	$358,749

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for interest	$1,302,059	$841,360

Distributions to noncontrolling interest declared, but unpaid	$—	$44,638

Additions to energy property in construction contract payable	$4,895,001	$—

Non-cash investment activities—asset retirement obligation	$124,729	$—

The accompanying notes are an integral part of these consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Organization and Nature of Operations

Organization and Principles of Consolidation

Green States Energy, Inc. (GSE) was formed as a Florida corporation on June 3, 2010, and was re-incorporated in Delaware on December 9, 2011. The consolidated financial statements include the results of GSE, its consolidated subsidiaries, consisting of GSE Operations Company, LLC (GSE OPS), GSE NC 1, LLC (GSE NC), GSE NM1, LLC (GSE NM 1), and GSE MA1, LLC (GSE MA1), and its variable interest entity (VIE), GSE Development Company, LLC (GSE DEV) (collectively, the Company). All intercompany accounts and transactions have been eliminated in consolidation.

GSE OPS

GSE OPS was formed as a Delaware limited liability company on December 21, 2011. GSE OPS provides the operations and maintenance as well as the administrative functions for GSE operating assets. GSE OPS is wholly-owned by GSE.

GSE NC

GSE NC was formed as a Delaware limited liability company on December 23, 2011. GSE NC conducts its business through its wholly-owned subsidiaries. GSE is the managing member and holds all control rights from GSE NC and, accordingly, consolidates GSE NC. GSE NC’s wholly owned subsidiaries (collectively, the Subsidiaries) at December 31, 2013 and 2012 are as follows:

Sunrise NC Alexander Lessee, LLC (Alexander Project)

Sunrise NC Daughter Lessee, LLC (Daughter Project)

Sunrise NC Hindsman Lessee, LLC (Hindsman Project)

Sunrise NC Martin Lessee, LLC (Martin Project)

Sunrise NC RKAN Lessee, LLC (RKAN Project)

Sunrise NC Shields Lessee, LLC (Shields Project)

The Investor Member of GSE NC is Red Stone Renewable Energy Fund, LLC. For the period from date of formation until the later of 61 months from the date the assets were placed in service or the last day of the quarter in which the Investor Member meets a targeted internal rate of return (the Flip Date), the allocation of income and losses of GSE NC will be 99% to the Investor Member and 1% to the Managing Member. After the Flip Date, the allocation of income and losses will be 95% to the Managing Member and 5% to the Investor Member. As GSE is the Managing Member and holds all operational decision making authority, GSE NC is consolidated by the Company.

GSE NM 1

GSE NM1 was formed as a Delaware limited liability company in January 2013 for the purpose of acquiring certain investments in energy property in New Mexico (note 3). GSE NM1 conducts its business through its wholly-owned subsidiary, Sunrise Energy Ventures New Mexico, LLC (SEV NM). GSE is the managing member and holds all control rights for GSE NM1 and, accordingly, consolidates GSE NM1. GSE NM1 is the Managing Member and owns 95% of SEV NM. The remaining 5% is owned by Krumland Solar Advantages, LLC (Krumland). On September 30, 2017, Krumland’s interest will be automatically reduced to 1% and GSE NM1’s interest will be increased to 99%.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Organization and Nature of Operations (Continued)

GSE NM 1 (Continued)

Sunrise Energy Ventures New Mexico, LLC had the following consolidated subsidiaries at December 31, 2013:

Sunrise NM Bogle, LLC

Sunrise NM Kerr, LLC

Sunrise NM Lathrop, LLC

New Mexico Green Initiatives LLC

SEV NM Phase 2, LLC

SEV NM Phase 2, LLC (GSE NM 2) was formed as a Delaware limited liability company in December 2011. GSE NM1 is the Managing Member and owns 95% of GSE NM 2. The remaining 5% is owned by Sunrise Energy Ventures, LLC (Sunrise). On March 31, 2018 Sunrise’s interest will be automatically reduced to 1% and NM2’s interest increased to 99%.

GSE MA1

GSE MA1 was formed as a Delaware limited liability company in April 2013 for the purpose of developing energy producing assets in Massachusetts. GSE MA1 is the Managing Member and owns 100% of SLX Project 1170, LLC.

GSE DEV

GSE DEV was formed in 2011 for the purpose of providing development services to GSE and its affiliates. It is owned by three individuals, consisting of two executives and one stockholder of GSE.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has recurring net losses, current liabilities in excess of current assets, and debt maturing in the current year. The Company is financed substantially through private placements and third party financing. There is no assurance that continued private placements and third party financing will be available when needed on terms acceptable to the Company, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern.

Management plans to refinance its short-term debt to alleviate the cash payments required in the near term. However, as noted above, there is no assurance that financing will be available on terms acceptable to the Company.

Subsequent to year end, GSE refinanced the $9,895,001 construction payable into long-term debt with Bridge Bank for the GSE MA1 project that was placed into service in May 2014. This project is expected to generate approximately $24 million of contracted revenues for GSE over the next 20 years. In addition, GSE placed GSE MA2 into service in June of 2014, which is expected to generate approximately $18 million of contracted revenue for GSE over the next 20 years. Bridge Bank provided the long-term debt financing for the GSE MA2 project as well. GSE also received $5.6 million as part of the 1603 program from the U.S. Treasury for

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Organization and Nature of Operations (Continued)

Going Concern (Continued)

the MA1 and MA2 projects. In addition, GSE received $2.1 million as part of the 1603 program from U.S. Treasury in April of 2014 for the GSE NM2 project which further reduced the current note payable balance at December 31, 2013. As of November 30, 2014, GSE entered into a $8.9 million term loan with Bridge Bank for the GSE NC1 project. The new long-term loan refinances the entire note payable with Hunt Electric Corporation.

Nature of Operations

Through its Subsidiaries, the Company engages in the development, construction, financing, ownership, operation, and acquisition of distributed generation and utility-scale solar photovoltaic (PV) facilities (Solar Energy Facilities) in the United States. Financing of the acquisition or construction of Solar Energy Facilities is done primarily through equity and third-party debt. The Company sells the solar energy generated by the Solar Energy Facilities under pilot participation agreements (PPAs) to third-party customers, typically consisting of public utilities, energy cooperatives, municipalities, or private entities.

The cost of the facilities built in the United States of America may qualify for energy investment tax credits as provided under Section 48 of the Internal Revenue Code (IRC) (Section 48 Tax Credit) or alternatively, upon election, may be eligible for the United States Department of the Treasury (Treasury) grant payment for specified energy property in lieu of tax credits pursuant to Section 1603 of the American Recovery and Reinvestment Act of 2009 (Section 1603 Grant). The cost of the facilities built in the United States of America may also qualify for various state tax incentives, including the energy investment tax credits as provided under North Carolina General Statute §105-129.16A. In addition, XCEL Energy Inc., as part of its Solar*Rewards program, purchases Renewable Energy Credits (RECs) from GSE through GSE NM 1 and GSE NM 2.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses for the period presented. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers cash, demand deposits and highly liquid investments with original maturities of less than three months to be cash and cash equivalents. The Company maintains cash deposits with major banks, which may at times exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes the risk of loss to be remote.

Restricted Cash

At December 31, 2013, restricted cash consisted of $36,000 held in escrow related to the deferred development fee payable in conjunction with GSE NC (Note 5), $45,019 related to the development of MA1, $200,000 in debt service reserves of Bridge Bank for the financing of the New Mexico Projects, and cash held in

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 2—Summary of Significant Accounting Policies (Continued)

Restricted Cash (Continued)

escrow at GSE DEV of $500,000. At December 31, 2012, restricted cash consisted of funds held in escrow related to common stock offerings of $224,990, as well as cash held in escrow at GSE DEV of $500,000. Funds held in escrow related to common stock offerings were released in 2013 upon completion of all necessary compliance procedures. The release of cash held in escrow at GSE DEV is contingent upon future cash flows and distributions to the Investor Member.

Energy Property

Acquired energy property is recognized at fair value at the date of acquisition, less depreciation. Energy property constructed by the Company is recognized at its cost, less depreciation. The Company provides for depreciation utilizing the straight-line method by charges to operations over estimated useful lives of 30 years for Solar Energy Facilities. Expenditures during the construction of new Solar Energy Facilities are capitalized to development in progress as incurred until achievement of the commercial operation date (COD). Expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement, sale or other disposition of equipment, the cost and accumulated depreciation are removed from the accounts and the related gain or loss, if any, is reflected in the year of disposal.

When the Company abandons the anticipated construction of a new solar energy facility during the development phase, costs previously capitalized to development in progress are written off. No significant unrecoverable project costs were written off or recovered during the years ended December 31, 2013 or 2012.

Impairment of Long-Lived Assets

The Company reviews its investment in energy property and PPAs for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When evaluating impairment, if the undiscounted cash flows estimated to be generated by the energy property are less than its carrying amount, the differential carrying amount is determined to be not recoverable. The amount of the impairment loss is equal to the excess of the asset’s carrying value over its estimated fair value. No impairment losses were recognized during the years ended December 31, 2013 and 2012.

Deferred Costs

Costs in connection with leasing expenses are amortized over the term of the lease agreement using the straight-line method. Financing costs associated with the promissory note are amortized over the term of the loan. The Company utilized the straight-line method to amortize deferred costs. Accounting principles generally accepted in the United States of America require that the effective yield method be used to amortize financing costs; however, the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method. The following table summarizes deferred costs and accumulated amortization at December 31, 2013 and 2012:

	2013	2012
Deferred costs	$807,646	$13,481
Accumulated amortization	(151,182)	(730)

Total deferred costs, net	$656,464	$12,751

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 2—Summary of Significant Accounting Policies (Continued)

Deferred Costs (Continued)

Amortization of deferred costs included in operation and maintenance expense totaled $387,456 and $83,371 for the years ended December 31, 2013 and 2012, respectively.

Intangible Assets

Intangible assets consist of PPAs acquired through the acquisition of Solar Energy Facilities. Intangible assets are initially recognized at their fair value and are amortized over the term of the related PPAs using the straight-line method. Amortization of these intangibles totaled $381,283 and $260,896 in the years ended December 31, 2013 and 2012, respectively. The following table summarizes intangible assets at December 31, 2013 and 2012:

	2013	2012
Intangible assets
Pilot participation agreements	$4,093,000	$2,609,000
Accumulated amortization	(653,050)	(271,767)

Total intangible assets, net	$3,439,950	$2,337,233

Estimated amortization expense for each of the next five years and thereafter is as follows:

2014	$409,300
2015	409,300
2016	409,300
2017	409,300
2018	409,300
Thereafter	1,393,450

$3,439,950

Asset Retirement Obligation

In connection with the acquisition or development of Solar Energy Facilities, the Company may have the legal requirement to remove long-lived assets constructed on leased property and to restore the leased property to its condition prior to the construction of the long-lived assets. This legal requirement is referred to as an asset retirement obligation (ARO). If the Company determines that an ARO is required for a specific Solar Energy Facility, the Company records the present value of the estimated liability when the Solar Energy Facility is placed in service. AROs recorded for owned facilities are recorded by increasing the carrying value of investment in energy property and depreciated over the solar energy facility’s useful life, while an ARO recorded for a leasing arrangement is accounted for as a liability in the initial period recognized and amortized over the term of the lease. After initial recognition of the liability, the Company accretes the ARO to its future value over the solar energy facility’s useful life or lease period.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 2—Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company derives revenues from the sale of electricity and sale of solar renewable energy credits. The Company also receives other income through receipt of grants from government entities.

Energy generation revenue and solar renewable energy credits revenue are recognized as electricity is generated by the solar energy facility, delivered to the customers and when collectability is reasonably assured. Revenues are based on actual output and contractual sale prices set forth in long-term PPAs. The Company has a limited number of customers, generally of high credit quality. The Company extends credit based on an evaluation of customers’ financial conditions, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company considers invoices past due when they are outstanding longer than the stated term. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. No allowance for doubtful accounts was necessary at December 31, 2013 or 2012.

When the Company is eligible for Section 1603 Grants (Note 1), the Company recognizes a receivable and corresponding deferred income for the grants when the Solar Energy Facilities achieve COD. Eligibility and collectability is determined based upon an analysis of the related Solar Energy Facility’s compliance with legal and regulatory requirements, and completion of related Section 1603 Grant applications. Deferred grant income is amortized using the straight-line method over the useful life of the related Solar Energy Facility. These grants are based on the level of capital expenditures for qualifying projects. U.S. GAAP does not address accounting for grants, hence IAS 20 is generally followed. IAS 20 allows two approaches—to reduce capitalized property, plant and equipment and recognize grant as reduced depreciation, expense over useful life or record as deferred income and amortized using the straight-line method over the useful life of the asset.

Subsequent to its acquisition of the Subsidiaries and achievement of COD in December 2011, the Company became eligible and filed for the receipt of a Section 1603 Grant in the initial amount of $7,852,668, which was received in 2012. The Company has filed for a Section 1603 Grant related to the Solar Energy Facility held by NM 2 in the amount of $2,083,824, which it collected in April 2014. Income recognized from the amortization of deferred grants during the years ended December 31, 2013 and 2012 was $305,718 and $261,755, respectively.

Variable Interest Entity

The Company consolidates entities in which it has a controlling financial interest.

The Company follows the authoritative guidance included in generally accepted accounting principles on accounting for consolidation of VIEs. Such guidance applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In the normal course of business, the Company enters into a variety of transactions with VIEs. The Company determines the primary beneficiary based on an evaluation of which party has both: (i) the power to direct the activities that most significantly impact the economic performance of the VIE; and (ii) has the obligation to absorb losses, or the right to receive benefits that potentially are significant to the VIE. The Company evaluates its relationships with other entities to identify whether those entities are VIEs and to assess

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 2—Summary of Significant Accounting Policies (Continued)

Variable Interest Entity (Continued)

whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in the consolidated financial statements. The Company is the primary beneficiary for such a VIE, GSE DEV (Note 9).

Stock Warrants

The Company accounts for warrants issued with a fixed exercise price as equity instruments. Warrants issued with exercise prices based on the greater of a multiple of a future financing event or a fixed amount are accounted for as liability instruments in the consolidated balance sheets.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts for financial reporting purposes.

The Company records valuation allowances to reduce its deferred tax assets to the amount expected to be realized. In assessing the adequacy of recorded valuation allowances, the Company considers a variety of factors including the scheduled reversal of deferred tax liabilities, future taxable income and prudent and feasible tax planning strategies.

The Company follows applicable authoritative guidance on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. As of December 31, 2013 and 2012, the Company had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities are included in general and administrative expenses. For the years ended December 31, 2013 and 2012, the Company did not incur any penalties and interest.

Stock Split

In December 2012, the Company executed a 2:1 stock split for all then outstanding shares of its common stock. The amounts shown in the accompanying consolidated financial statements for shares authorized, issued and outstanding have been retrospectively adjusted to reflect the stock split as if it had occurred at the beginning of the period presented.

Note 3—Acquisition

On February 23, 2013, the Company, through its subsidiary GSE NM 1, acquired a 95% interest in SEV NM, which owned a solar energy project with facilities located in and around Roswell, New Mexico. The acquired project consisted of two distinct and separate phases, with separate non-controlling interest holders in each phase. The purpose of the acquisition was to expand the Company’s production capacity.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 3—Acquisition (Continued)

Phase 1 consisted of a fully-operational 2.9MW ground-mounted solar PV project consisting of 16 sites located in Roswell and Dexter, New Mexico. Phase 2 consisted of a planned 2.5 MW ground-mounted solar PV project located in Roswell, New Mexico. Management determined that Phase 1 constituted an acquisition of a business and accounted for the transaction as such. Phase 2 consisted primarily of certain intangible assets, which management determined did not constitute a business and accounted for it as an asset acquisition. Of the total purchase price of $7,470,000 in cash, $6,700,000 was allocated to the acquisition of Phase 1, and the remaining $770,000 was allocated to the acquisition of Phase 2.

A summary of the purchase price allocation with respect to Phase 1 follows:

		Estimated Useful Life
Assets acquired
Cash	$42,851	N/A
Energy property	6,700,000	30 years
Pilot participation agreements	1,200,000	20 years

	7,942,851
Closing costs	(530,001)
Cash purchase price	(6,700,000)

Bargain purchase price	$712,850

A bargain purchase gain in the amount of $712,850 was recognized at acquisition in 2013. The gain is the excess of the fair value of identifiable assets over total consideration. The gain was driven primarily by the financial distress of the seller and the Company’s ability to leverage preexisting relationships with the contractor involved in the project.

Note 4—Investment in Energy Property

Investment in energy property consists of the following as of December 31, 2013 and 2012:

	2013	2012
Solar energy facilities—operating	$42,106,933	$27,689,496
Asset retirement costs	245,253	120,524
Development in progress	10,036,711	824,450

	52,388,897	28,634,470
Accumulated depreciation	(2,191,947)	(965,625)

	$50,196,950	$27,668,845

Depreciation expense was $1,234,555 and $906,920 for the years ended December 31, 2013 and 2012, respectively.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 5—Notes Payable

The following is a summary of the Company’s indebtedness at December 31, 2013 and 2012:

	Interest Rate	Original Principal	December 31,
			2013	2012
Hunt Electric Corporation—GSE NC 1 notes	12.00%	$16,629,676	$8,428,136	$8,428,136
Hunt Electric Corporation—GSE NM 1	9.00%	1,271,795	1,134,650	—
Sunrise Energy Ventures—GSE NM 1	9.00%	134,650	134,650	—
Bridge Bank—1603 loan	8.00%	2,104,932	2,104,932	—
Bridge Bank—Senior loan	8.00%	6,197,797	5,846,054	—
Bridge Bank—GSE NM 2 term loan	8.00%	6,165,227	6,060,162	—

			23,708,584	8,428,136
Less current maturities			(10,533,068)	—

Long-term debt, net of current maturities			$13,175,516	$8,428,136

Hunt Electric Corporation—GSE NC 1 Notes

On December 23, 2011, each of the Subsidiaries entered into a promissory note with Hunt Electric Corporation, which are collateralized by the assets of the Subsidiaries. The notes bear interest at the greater of the Prime rate plus two percent or six percent per annum. Beginning on January 30, 2012, interest only payments began and were to continue until the maturity date on March 30, 2012, at which time all outstanding principal and interest was due unless extended. During 2012, the Company paid the necessary extension fees and the maturity date of the loan was extended to January 4, 2013. These fees totaled $252,818 and are included in interest expense in the accompanying statement of operations for the year ended December 31, 2012. In 2013, the Company amended the agreement again, extending the maturity date to March 15, 2014. The notes do not have any financial covenants; however, as of December 31, 2013, the Company was in default on certain payment provisions, therefore the Company is currently paying a default rate of interest of 12.0%. As of both December 31, 2013 and 2012, $8,428,136 remained outstanding on these notes. At both December 31, 2013 and 2012, the GSE NC 1 notes consisted of the following:

Daughter Project	$1,626,598
Alexander Project	1,599,620
Hindsman Project	1,589,707
Martin Project	1,595,660
RKAN Project	1,013,573
Shields Project	1,002,978

$8,428,136

As of October 31, 2014, the Company has entered into a term sheet with Bridge Bank for GSE NC1 notes payable. The new long-term loan will refinance the entire current note payable to Hunt Electric Corporation.

Hunt Electric Corporation—GSE NM 1

On February 12, 2013, the Company, through a subsidiary, entered into a promissory note arrangement with Hunt Electric, collateralized by certain assets of GSE NM 1. The promissory note had an initial principal amount

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 5—Notes Payable (Continued)

Hunt Electric Corporation—GSE NM 1 (Continued)

of $1,271,795, bears interest at 9.00% per annum, and is subordinated to the Bridge Bank loans. Interest is payable monthly; any unpaid principal and accrued interest is due September 1, 2018. Payments of principal are required prior to that date to the extent excess cash flows, as defined, exist after principal payments on the Bridge Bank loans are made.

Sunrise Energy Ventures—GSE NM 1

On February 12, 2013, the Company, through a subsidiary, entered into a promissory note arrangement with Sunrise Energy Ventures, LLC, collateralized by certain assets of GSE NM 1 and subordinated to the Bridge Bank loans. The promissory note had an original principal amount of $134,650 and bears interest at 9.00% per annum. Interest is payable monthly; any unpaid principal and accrued interest is due September 30, 2018. Payments of principal are required prior to that date to the extent excess cash flows, as defined, exist after principal payments on the Bridge Bank loans are made.

Bridge Bank Loans

On February 12, 2013, the Company, through a subsidiary, entered into the Senior Loan, GSE NM 2 Term Loan, and 1603 Loan with Bridge Bank, collateralized by certain assets of GSE NM 2. These loans bear interest at 8.00% per annum. The Senior Loan and GSE NM 2 Term Loan require quarterly principal payments and mature on February 11, 2018 and June 12, 2018, respectively. The 1603 Loan maturity was extended in April 2014 until May 2014.

Note 6—Stock Warrants

During 2010 the Company issued warrants for 4,583,370 shares of common stock. The warrants vested immediately and have a term of five years from the grant date with a weighted-average exercise price of $0.18. These warrants were accounted for as equity instruments.

During the year ended December 31, 2012, the Company issued warrants for 2,670,152 shares of the Company’s common stock. These warrants can be exercised at the lower of $1.85 per share or 70% of the common stock offering price on an initial public offering. Because these warrants include a down-round provision, the fair value of the warrants is recognized as a liability at the balance sheet date. No warrants classified as liability instruments were issued during the year ended December 31, 2013. The fair value of these warrants was estimated at the date of grant using the calculated-value method incorporating a Black-Scholes Option Pricing Model. Expected volatility is based on average volatilities of similar public entities. The risk-free interest rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life represents an estimate of the length of time the warrants are expected to remain outstanding. The warrants have a term of no greater than five years from the grant date and vested immediately. At December 31, 2013 and 2012, the fair value of warrants recognized as liabilities was $849,679 and $109,223, respectively.

Changes in the year-over-year fair value of warrants are recognized in other income (expense) in the consolidated statements of operations.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 6—Stock Warrants (Continued)

During the year ended December 31, 2013, the Company issued warrants for 628,070 shares of common stock at fixed exercise prices ranging from $3.00 to $3.70 per share. These warrants are classified as equity instruments. Included in these warrants are warrants for 99,460 shares of common stock in consideration for services, which resulted in share-based compensation expense of $16,400, which is included in operation and maintenance expense in the accompanying consolidated statements of operations.

The following table presents the range of weighted-average assumptions used in the valuation of warrants accounted for as liability instruments:

	2013	2012
Risk-free interest rate	1.30%	1.90%
Dividend yield	—	—
Expected volatility	52.00%	32.00%
Expected life (years)	3.9	5.0

The table below summarizes warrant activity in 2013 and 2012:

	2013		2012
	Warrants	Average Exercise Price	Warrants	Average Exercise Price
Balance—beginning of the year	11,040,952	$1.05	8,370,800	$0.80
Granted during the year	628,070	3.02	2,670,152	1.85

Balance—end of year	11,669,022	$1.16	11,040,952	$1.05

Exercisable—end of year	11,669,022	$1.16	11,040,952	$1.05

None of the warrants were exercised or forfeited.

Note 7—Fair Value Measurements

The accounting standard for fair value measurement and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurement and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value the partnership uses when measuring fair value:

Level 1	Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the partnership has the ability to access;

Level 2	Inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

Level 3	Inputs are unobservable inputs for the asset or liability that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 7—Fair Value Measurements (Continued)

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level input that is significant to the fair value measurement in its entirety. Warrants are valued using option pricing models that utilize both observable and unobservable inputs such as the Company’s common stock price, interest rates and price volatilities. The following table presents the Company’s financial instruments measured at fair value on a recurring basis at December 31, 2013 and 2012:

	Fair value measurements
	Level 1	Level 2	Level 3	Total
December 31, 2013
Warrants	$—	$—	$849,679	$849,679

	$—	$—	$849,679	$849,679

December 31, 2012
Warrants	$—	$—	$109,223	$109,223

	$—	$—	$109,223	$109,223

There were no transfers in or out of Level 3 for either of the years ended December 31, 2013 or 2012. All of the gains and losses related to the warrants are recorded in earnings.

The following table provides information regarding significant unobservable inputs utilized to value warrants:

As of December 31, 2013:

Significant Unobservable Input	Range	Weighted Average
GSE common stock price	$0.91—$0.96	$0.94

As of December 31, 2012:

Significant Unobservable Input	Range	Weighted Average
GSE common stock price	$0.650—$0.675	$0.66

Price volatilities used in the valuation were 52% and 32% for December 31, 2013 and 2012, respectively.

Note 8—Operating Leases

Site Leases

The Company, through its subsidiaries, has entered into various cancellable lease agreements for the sites where Solar Energy Facilities have been constructed. Rent expense for GSE NC 1 is payable monthly based on a contractual rate per kilowatt-hour for each kilowatt-hour of electricity generated by the facilities. Rent expense for GSENM2 is payable monthly based on a contractual rate per kilowatt-hour for each kilowatt-hour of electricity generated by the facilities. Rent expense for GSENM1 is based on a stated rate, subject to offset for energy production used by the lessor. Rent expense totaled $204,479 and $142,192 for the years ended December 31, 2013 and 2012, respectively.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 8—Operating Leases (Continued)

Site Leases (Continued)

Minimum rent payments for the next five years based on production estimates and thereafter, excluding potential offsets, are as follow:

2014	$254,683
2015	253,690
2016	252,702
2017	251,718
2018	250,739
Thereafter	3,205,936

$4,469,468

Note 9—Variable Interest Entity

GSE DEV

GSE DEV was formed in 2011 for the purpose of providing development services to GSE and its affiliates. GSE DEV is owned by three individuals, consisting of two executives and one stockholder of the Company.

The Company is the primary beneficiary of GSE DEV. As of December 31, 2013 and 2012, and for the years then ended, GSE DEV has been consolidated with the Company.

The consolidated balance sheets include the following amounts related to GSE DEV:

	2013	2012
Development service fees payable, current	$144,000	$144,000
Development service fee payable, non-current	$1,853,360	$1,957,062
Noncontrolling interest	$2,893,775	$238,342

The Company is not exposed to significant losses due to the operations of GSE DEV.

The Company, through its consolidated subsidiary GSE DEV, entered into an agreement with North Carolina Solar Trust, LLC (NCST), an unrelated party, in connection with the acquisition of the Subsidiaries in 2011. This agreement called for development service fees payable to NCST with an initial face value of $3,025,000 (Note 15).

The fees are non-interest bearing, payable from capital contributions and cash flows, as defined, with all amounts outstanding due and payable by December 31, 2024. The development services fee payable was initially recorded at its estimated present value and included a discount in the original amount of $332,236. The discount is being amortized over the estimated life of the agreement using the straight-line method, which approximates the effective interest method.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 9—Variable Interest Entity (Continued)

GSE DEV (Continued)

The following table summarizes the development service fee payable at December 31, 2013 and 2012:

	Face Amount	Discount	Discounted Amount
2013	$2,249,000	$(251,640)	$1,997,360
2012	$2,393,000	$(291,938)	$2,101,062

Amortization expense was $40,298 for the years ended December 31, 2013 and 2012, and is included in interest expense in the accompanying consolidated statements of operations. Amortization is based on estimated payments to NLST.

Estimated amortization expense for each of the next five years and thereafter is as follows:

2014	$40,298
2015	40,298
2016	40,298
2017	40,298
2018	40,298
Thereafter	50,150

$251,640

Note 10—Asset Retirement Obligation

The Company’s ARO relates to its owned Solar Energy Facilities. The lease and associated PPAs require that, upon the end of the period, the Solar Energy Facility be removed from the host customer’s site. The Company recognized an increase to investment in energy property and an asset retirement liability upon COD. Each period, the liability will be accreted to its future value while the aggregate capitalized cost of $245,253 is depreciated over the life of the related assets. As of December 31, 2013 and 2012, the asset retirement obligation was $266,038 and $128,074, respectively. Accretion expense was $13,235 and $7,329 for the years ended December 31, 2013 and 2012, respectively, and is included in operation and maintenance expense in the accompanying consolidated statements of operations.

Note 11—Income Taxes

Under the liability method, a deferred tax asset or liability is measured based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 11—Income Taxes (Continued)

The Company’s deferred income tax assets (liabilities) are as follows:

	2013	2012
Current
Accruals	$278,358	$29,243
Stock warrant liability	327,585	42,110
Valuation allowance	(229,189)	(25,288)

	$376,754	$46,065

Noncurrent
Net operating losses	$7,661,593	$4,861,465
Property and equipment	289,368	385,818
Investments in subsidiaries	(5,692,088)	(3,559,355)
Other	597,823	194,659
Valuation allowance	(3,233,450)	(1,928,652)

	$(376,754)	$(46,065)

The Company continues to evaluate unrecognized tax benefits as additional legislation and tax rulings are issued by the various tax authorities to which the Company is subject and as additional facts and circumstances develop.

The Company has federal and state net operating losses (pre-tax) of approximately $20,354,811 and $15,506,136, respectively, as of December 31, 2013. These net operating losses (NOLs) begin to expire in 2031.

Applicable authoritative accounting guidance requires that deferred tax assets be reduced by a valuation allowance if it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company’s past and anticipated future performance, the reversal of deferred tax liabilities, the length of carryback and carry forward periods and the implementation of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of deferred tax assets when significant negative evidence exist. Allocations of income from GSE NC and GSE NM are expected to be sufficient to allow the Company to realize the benefit of a portion of its deferred tax assets, including NOLs. The Company has recognized a valuation allowance against the remaining deferred tax assets.

Management’s judgment is required in determining tax provisions and evaluating tax positions. Although management believes its tax positions and related provisions reflected in the consolidated financial statements are fully supportable, it recognizes that these tax positions and related provisions may be challenged by various tax authorities. These tax positions and related provisions are reviewed on an ongoing basis and are adjusted as additional facts and information become available, including progress on tax audits, changes in interpretation of tax laws, developments in case law and closing of statute of limitations. The Company’s tax provision includes the impact of recording reserves and any changes thereto. As of December 31, 2013, the Company has a number of open tax years with various taxing jurisdictions that range from 2010 to 2013.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 12—Commitments and Contingencies

As a condition to claiming Section 1603 Grants, the Company is required to maintain compliance with Section 48 of the IRC for a period of five years following COD. Failure to maintain compliance with the requirements of Section 48 could result in recapture of the amounts received, plus interest. The Company was in compliance with all relevant requirements of Section 48 at December 31, 2013.

Note 13—Pilot Participation Agreements

The Company has entered into a 20-year PPA with the Tennessee Valley authority, which provides for the receipt of payments in exchange for the sale of all solar-powered electric energy. The electricity payments are calculated based on the amount of electricity delivered at a designated delivery point at a fixed price equal to $0.12 per kilowatt hour sold plus a variable rate, which has both a residential and commercial component. At December 31, 2013 and 2012, the residential rate was $0.1022 and $0.1083, respectively, and the commercial rate was $0.1214 and $0.1272, respectively, per kilowatt hour. The Company is dependent on this arrangement. Should the arrangement with the Tennessee Valley Authority be terminated or expire, the Company would be financially dependent on the stockholders.

Energy produced by Phase 1 and Phase 2 of the New Mexico projects is sold to XCel Energy, a local electric utility serving the Roswell, New Mexico area. Phase 1 and Phase 2 also sell all excess electricity and related attributes, such as solar renewable energy credits, to Southwestern Public Service Company, at a rate of $0.2000 and $0.1700 per kilowatt hour, respectively.

Note 14—Share-Based Compensation Arrangement

In 2012, the Company granted 1,800,000 non-vested shares to employees. The shares vest quarterly over a 2 year period starting on June 1, 2012. The non-vested shares are accounted for as equity awards with compensation expense measured on the grant date at the fair value of the Company’s common shares. Compensation expense recorded in 2013 and 2012 was $614,400 and $409,600, respectively. This grant was modified in 2013 as disclosed below.

In 2013, the Company established a share-based compensation plan (the Plan) providing for restricted shares awards to executives, board members and service providers. Awards under the plan include both a service condition, which is continuous employment over a four-year period, and a performance condition defined as a change in control or liquidity event, as defined. The Plan modified the 1,800,000 non-vested shares granted to employees in 2012, adding the vesting conditions. This modification did not result in incremental compensation expense as the modification changed the vesting of the shares to be not probable.

Additional restricted shares were issued to employees in 2013 under the Plan. As vesting of these shares is not probable, no compensation expense has been recognized for these awards. There was $67,876 and $0 of unrecognized compensation expense at December 31, 2013 and 2012 respectively, related to unvested restricted shares.

The following table is a summary of restricted shares granted to employees and the related grant date fair value:

	2013	2012
Restricted shares granted(a)	3,600,000	1,800,000
Granted date fair value	$0.77	$0.59

(a)	None of the restricted shares have vested or been forfeited.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 14—Share-Based Compensation Arrangement (Continued)

In 2013, the Company granted 300,000 restricted shares to Directors as a consideration for each year of service. Accordingly, the Company has recorded $ 63,731 as compensation expense in 2013.

In 2013, the Company granted 400,000 non-vested shares to non-employees in connection with the preliminary development of GSE MA1, a project in Sandwich, Massachusetts. Accordingly, the Company has recorded $317,000 as compensation expense in 2013.

Note 15—Subsequent Events

Management evaluated the activity of GSE and Subsidiaries through January 12, 2015, the date the financial statements were available to be issued, and concluded that all subsequent events requiring recognition or disclosure in the financial statements have been recognized or disclosed in the financial statements or the notes to the financial statements.

On January 31, 2014, GSE began development of a 3.7MW project in Shirley, MA. GSE MA2, LLC was formed as a Delaware limited liability company in December 2013. GSE MA2 is the Managing Member and owns 100% of SLX Project 1070, LLC. SLX Project 1070, LLC entered into an engineering, procurement and construction contract for approximately $11 million. The project is currently under construction and is expected to be completed by June 30, 2014.

On April 10, 2014, the Company received final approval by the United States Department of the Treasury for the Company’s Section 1603 grant application for Phase 2 in the amount of $2,083,824.

In December 2014, the Company negotiated a settlement of the development service fees payable to NCST. Under the terms of the settlement, the outstanding amount due of $2,249,000 ($1,997,360 net of discount) was reduced to $750,000. The reduced amount will be paid over a period of 72 months.

The owners of the Company are currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to sell the Green States Energy, Inc. operational assets of the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

Note 16—Earnings Per Share

Basic and diluted earnings per share are calculated by dividing net loss by the average number of shares outstanding during each period.

The calculation of earnings per share is as follows:

	2013	2012
	Common Stock	Common Stock
Numerator:
Net loss—Basic and Diluted	$(5,244,519)	$(1,898,658)

Denominator:
Weighted average shares outstanding—Basic and Diluted	19,266,669	18,132,316

Basic and diluted earnings per share	$(0.27)	$(0.10)

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 16—Earnings Per Share (Continued)

For 2013 and 2012, respectively, 609,150 and 0 warrants were excluded from diluted earnings per share calculations because they would have been anti-dilutive.

Note 17—Restatement of Consolidated Financial Statements

Subsequent to the issuance of its financial statements for the years ended December 31, 2013 and December 31, 2012, the Company determined that its consolidated financial statements as of and for the years then ended contained errors requiring restatement. As further described below, the restated financial statements reflect corrections related to a) investment in energy property, net and bargain purchase gain, b) estimated useful lives of long-lived assets and related asset retirement obligations and grant income, c) valuation of derivative liability- warrants, d) share-based compensation, e) treasury stock, f) restricted cash, g) reclassifications of certain amounts, h) registration penalty and i) income taxes.

The effects of the restatement on the consolidated balance sheets, statements of operations, statements of changes in stockholder’s equity and cash flows are summarized herein:

(a)	Investment in Energy Property and Bargain Purchase Gain—The Company determined that there were errors in the purchase price allocation for the acquisition of GSE NM1, including an overstatement of the total purchase consideration and an overstatement of the fair value allocated to tangible assets and pilot purchase agreements.

Fiscal 2013 Impact—The correction of these errors resulted in a reduction of $4,502,307 in bargain purchase gain, a decrease of $4,332,307 in investment in energy property, net; a decrease of $170,000 in intangible assets, net; an increase of $4,277,192 in accumulated deficit and a decrease of $225,115 in net income (loss) attributable to non-controlling interest.

(b)	Estimated Useful Lives of Long-Lived Assets—The Company concluded that the estimated useful lives used to calculate depreciation expense on investment property, recognize grant income and account for asset retirement obligations were incorrectly estimated to be 20 years and should have been 30 years.

Fiscal 2013 Impact—Correction of these errors resulted in an increase of $1,210,534 to investment in energy property, net; an increase of $14,875 in intangible assets, net; a decrease of $119,090 in asset retirement obligation; an increase of $283,736 to deferred grant income, net of current; an increase of $706,625 in accumulated deficit; an increase of $354,138 in net income (loss) attributable to non-controlling interest; a $152,859 decrease in grant income recorded in other income (expense); and a decrease of $856,492 in depreciation and amortization expense.

Fiscal 2012 Impact—Correction of these errors resulted in an increase of $436,577 to investment in energy property, net; a decrease of $51,431 in asset retirement obligation; an increase of $130,878 to deferred grant income, net of current; a decrease of $3,571 in accumulated deficit; an increase of $353,559 in net income (loss) attributable to non-controlling interest; a $130,878 decrease in grant income recorded in other income (expense); and decrease of $488,008 in depreciation and amortization expense.

(c)	Derivative Liability—Warrants—The Company determined that 469,610 warrants that qualify as derivatives were not recorded in 2013, 2012 and 2011. In addition, the volatility assumption used to value certain other warrants was determined to be incorrect.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

Fiscal 2013 Impact—Correction of these errors resulted in a decrease of $555,394 to derivative liability—warrants at December 31, 2013, and a decrease in income (change in fair value of derivative liability—warrants) of $417,086 for the year ended December 31, 2013, as well as a decrease of $555,394 in accumulated deficit as of December 31, 2013.

Fiscal 2012 Impact—Correction of these errors resulted in a decrease of $972,480 to derivative liability—warrants at December 31, 2012, and an increase in income (change in fair value of derivative liability—warrants) of $436,357 for the year ended December 31, 2012, as well as a decrease of $972,480 in accumulated deficit as of December 31, 2012.

Impact on Prior Periods—Correction of this error resulted in a decrease of $536,123 to accumulated deficit as of December 31, 2011 reflecting the cumulative impact on periods prior to 2012.

(d)	Share-Based Compensation—The Company determined that 1,800,000 non-vested shares granted to employees in 2012 were not recorded in 2012 as issued common shares, nor was compensation expense recorded related to these awards. These awards were modified in 2013 and became not probable of vesting due to new performance conditions. In addition, the Company issued 400,000 common shares to a non-employee in 2013 that were not recorded as issued common shares, nor was the expense recorded during 2013.

Fiscal 2013 Impact—Correction of these errors resulted in an increase in operations and maintenance expense of $995,431, an increase in additional paid-in capital of $1,404,331, an increase in common stock of $700, and an increase of $1,405,031 in accumulated deficit as of December 31, 2013.

Fiscal 2012 Impact—Correction of these errors resulted in an increase in operations and maintenance expenses of $409,600; an increase in additional-paid-in capital of $407,800; an increase in common stock of $1,800; an increase of $409,600 in accumulated deficit.

(e)	Treasury stock—The Company determined that 1,800,000 shares surrendered by the founders in 2013 and retired were inappropriately recorded as treasury stock.

Fiscal 2013 Impact—Correction of these errors resulted in a decrease of $1,648,800 in common stock held in treasury and a corresponding increase in additional paid-in capital.

(f)	Restricted cash—The Company determined that cash amounting to $200,000 which is held in debt service reserves of Bridge Bank for the financing of the New Mexico Projects is restricted in nature and should be classified as restricted cash.

Fiscal 2013 Impact—this result of this reclassification on the balance sheet was a decrease of cash balance by $200,000 and an increase in restricted cash of $200,000. Net cash used in investing activities on the statement of cash flows increased $200,000 and net increase in cash and cash equivalents decreased by $200,000. There is no impact for fiscal 2012.

(g)	Reclassifications—The Company determined that certain amounts were incorrectly classified.

Fiscal 2013 Impact—The current portion of deferred grant income was reclassified to a current liability resulting in an increase of deferred grant income—current of $331,217 and decrease of deferred grant income, net of current of $331,217.

Fiscal 2012 Impact—The current portion of deferred grant income was reclassified to current liabilities resulting in increase of deferred grant income—current by $261,756 and decrease of deferred grant income, net of current by $261,756.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

The Company determined that grant income on the statement of operations was incorrectly classified as revenue and has been reclassified to other income (expense).

Fiscal 2013 Impact—Other (expense) income increased by $305,718 and revenue decreased by $305,718.

Fiscal 2012 Impact—Other (expense) income increased by $261,755 and revenue decreased by $261,755

(h)	Registration Penalty—The Company issued common stock in December 2011 that contained a “make good” provision that provided for additional shares to be issued if the Company did not achieve certain milestones toward becoming publicly listed by May of 2012. The Company did not meet the defined milestones and accounted for the additional shares issued as an expense recorded at the fair value of the shares as of the issuance date in 2012. The Company determined that additional shares issued in connection with the “make good” provision should have been accounted for as equity and not as expense.

Fiscal 2013 Impact—Correction of this error resulted in a decrease of $628,532 to accumulated deficit and decrease of $628,532 to additional paid in capital.

Fiscal 2012 Impact—Correction of this error resulted in a decrease of $628,532 to registration penalty expense, a decrease of $628,532 to additional paid in capital; and a decrease in accumulated deficit of $628,532.

(i)	Income taxes—The above corrections have the following impact on the Company’s income tax balances.

Fiscal 2013 Impact—the above corrections resulted in an increase in deferred tax asset by $85,658 and an increase in deferred tax liability by $85,658.

Fiscal 2012 Impact—the above corrections resulted in an increase in deferred tax asset by $46,065 and an increase in deferred tax liability, noncurrent $46,065.

As of December 31, 2013	Previously Reported	Restated
Assets

Current Assets
Cash and cash equivalents	$1,106,154	$906,154
Accounts receivable	521,392	521,392
Deferred tax asset	291,096	376,754
Prepaid expenses and other current assets	7,125	7,125
Grants receivable	2,083,824	2,083,824
Deferred costs, net	656,464	656,464

Total Current Assets	4,666,055	4,551,713

Investment in Energy Property—net	53,318,723	50,196,950

Other Assets
Intangible assets, net	3,595,075	3,439,950
Restricted cash	581,019	781,019

Total Assets	$62,160,872	$58,969,632

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

As of December 31, 2013	Previously Reported	Restated
Liabilities and Equity

Current Liabilities
Accounts payable	$234,123	$234,123
Accrued expenses	1,724,489	1,724,489
Construction contract payable	9,895,001	9,895,001
Derivative liability—warrants	1,405,073	849,679
Development service fees payable, current portion	144,000	144,000
Notes payable, short-term	10,533,068	10,533,068
Deferred grant income, current	—	331,217

Total Current Liabilities	23,935,754	23,711,577

Long-Term Liabilities
Notes payable, long-term	13,175,516	13,175,516
Development service fees payable, net of current portion	1,853,360	1,853,360
Deferred tax liability	291,096	376,754
Asset retirement obligation	385,128	266,038
Deferred grant income, net of current	9,068,922	9,021,441

Total Long-Term Liabilities	24,774,022	24,693,109

Total Liabilities	48,709,776	48,404,686

Equity
Stockholder’s Equity (Deficit)
Preferred stock, par value $0.001, 40,000,000 shares authorized, 80,000 shares issued and outstanding	$80	$80
Common stock, par value $0.001, 100,000,000 shares authorized; 18,711,488 and 20,645,224 shares issued and outstanding in 2013 and 2012, respectively	18,011	18,711
Common stock held in treasury; 1,800,000 and 0 shares in 2013 and 2012, respectively	1,648,800	—
Additional paid-in capital	4,293,620	6,718,218
Accumulated deficit	(3,504,990)	(7,650,219)

Total Stockholder’s Equity (Deficit)	2,455,521	(913,210)
Noncontrolling interest	10,995,575	11,478,156

Total Equity	13,451,096	10,564,946

Total Liabilities and Equity	$62,160,872	$58,969,632

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

For the year ended December 31, 2013	Previously Reported	Restated
Revenues
Energy generation revenue	$3,379,374	$3,379,374

Operating Expenses
Operations and maintenance expense	2,082,947	3,156,265
Depreciation and amortization	2,864,787	2,008,295

Total Operating Expenses	4,947,734	5,164,560

Operating Loss	(1,568,360)	(1,785,186)

Other (Expense) Income
Grant income	458,577	305,718
Bargain purchase gain	5,215,157	712,850
Change in fair value of derivative liability—warrants	(323,370)	(740,455)
Interest expense	(1,966,007)	(1,966,007)
Loss on sale of assets	(77,887)	—

Total Other (Expense) Income	3,306,470	(1,687,894)

Net Income (Loss)	1,738,110	(3,473,080)
Net Income (Loss) Attributable to Noncontrolling Interest	1,642,417	1,771,439

Net Income (Loss) Attributable to Green States Energy, Inc.	$95,693	$(5,244,519)

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

For the year ended December 31, 2013	Previously Reported	Restated
Cash Flows from Operating Activities
Net income (loss)	$1,738,110	$(3,473,080)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	2,884,887	2,008,295
Accretion expense	20,198	13,235
Amortization of grant income	(458,577)	(305,718)
Share-based compensation	16,400	1,011,831
Loss on sale of energy property, net of closing costs of $21,169	56,718	56,718
Change in fair value of warrants	323,370	740,455
Miscellaneous	—	27,063
Bargain purchase gain	(5,215,157)	(712,850)
Changes in operating assets and liabilities:
Accounts receivable	(186,229)	(186,229)
Prepaid expenses	36,283	36,283
Accounts payable and accrued expenses	130,545	130,545

Net Cash Used in Operating Activities	(653,452)	(653,452)

Cash Flows from Investing Activities
Acquisition of business	(7,187,149)	(6,700,000)
Purchase of energy property and equipment	(7,900,416)	(8,387,565)
Proceeds from sale of investment in energy property	525,000	525,000
Restricted cash	143,971	(56,029)

Net Cash Used in Investing Activities	(14,418,594)	(14,618,594)

Cash Flows from Financing Activities
Payments on deferred developer fee	(144,000)	(144,000)
Proceeds from notes payable	15,874,581	15,874,581
Payments on notes payable	(594,133)	(594,133)
Payment of deferred financing costs	(1,031,169)	(1,031,169)
Issuances of common stock, net of offering costs	1,891,268	1,891,268
Distributions to noncontrolling interest	(177,096)	(177,096)

Net Cash Provided by Financing Activities	15,819,451	15,819,451

Net Increase in Cash and Cash Equivalents	747,405	547,405
Cash and Cash Equivalents—Beginning	358,749	358,749

Cash and Cash Equivalents—Ending	$1,106,154	$906,154

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for interest	$1,302,059	$1,302,059

Additions to energy property in construction contract payable	$4,895,001	$4,895,001

Stock surrender	$1,648,800	$—

Non-cash investment activities—asset retirement obligation	$185,425	$124,729

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

As of December 31, 2012	Previously Reported	Restated
Assets

Current Assets
Cash and cash equivalents	$358,749	$358,749
Accounts receivable	335,163	335,163
Deferred tax asset	—	46,065
Prepaid expenses and other current assets	43,408	43,408
Deferred costs, net	12,751	12,751

Total Current Assets	750,071	796,136

Investment in Energy Property—net	27,232,268	27,668,845

Other Assets
Intangible assets, net	2,337,233	2,337,233
Restricted cash	724,990	724,990
Deferred tax asset	42,916	—

Total Other Assets	3,105,139	3,062,223

Total Assets	$31,087,478	$31,527,204

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

As of December 31, 2012	Previously Reported	Restated
Liabilities and Equity

Current Liabilities
Accounts payable	$858,878	$858,879
Accrued expenses	969,189	969,189
Derivative liability—warrants	1,081,703	109,223
Deferred tax liability	42,916	—
Development service fees payable, current portion	144,000	144,000
Deferred grant income, current	—	261,756

Total Current Liabilities	3,096,686	2,343,047

Long-Term Liabilities
Notes payable, long-term	8,428,136	8,428,136
Development service fees payable, net of current portion	1,957,062	1,957,062
Deferred tax liability	—	46,065
Asset retirement obligation	179,505	128,074
Deferred grant income, net of current	7,443,675	7,312,797

Total Long-Term Liabilities	18,008,378	17,872,134

Total Liabilities	21,105,064	20,215,181

Equity
Stockholder’s Equity
Preferred stock, par value $0.001, 40,000,000 shares authorized, 80,000 shares issued and outstanding	$80	$80
Common stock, par value $0.001, 100,000,000 shares authorized; 18,711,488 and 20,645,224 shares issued and outstanding in 2013 and 2012, respectively	18,844	20,644
Common stock held in treasury; 1,800,000 and 0 shares in 2013 and 2012, respectively	—	—
Additional paid-in capital	4,033,919	3,813,186
Accumulated deficit	(3,600,683)	(2,405,700)

Total Stockholder’s Equity	452,160	1,428,210
Noncontrolling interest	9,530,254	9,883,813

Total Equity	9,982,414	11,312,023

Total Liabilities and Equity	$31,087,478	$31,527,204

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

For the year ended December 31, 2012	Previously Reported	Restated
Revenues
Energy generation revenue	$1,776,268	$1,776,268

Operating Expenses
Operations and maintenance	2,461,301	2,870,901
Depreciation and Amortization	1,736,364	1,248,356

Total Operating Expense	4,197,665	4,119,257

Operating Loss	(2,421,397)	(2,342,989)

Other Income (Expense)
Grant income	392,633	261,755
Registration penalty	(628,532)	—
Change in fair value of derivative liability—warrants	38,975	475,332
Interest expense, net	(1,394,355)	(1,394,355)

Total Other Income (Expense)	(1,591,279)	(657,268)

Net Loss	(4,012,676)	(3,000,257)
Net Income (Loss) Attributable to Noncontrolling Interest	(1,455,158)	(1,101,599)

Net Loss Attributable to Green States Energy, Inc.	$(2,557,518)	$(1,898,658)

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 17—Restatement of Consolidated Financial Statements (Continued)

For the year ended December 31, 2012	Previously Reported	Restated
Cash Flows from Operating Activities
Net (loss)	$(4,012,676)	$(3,000,257)
Adjustments to reconcile loss to net cash provided by operating activities:
Depreciation and amortization	1,776,662	1,248,356
Accretion expense	10,160	7,329
Amortization of deferred grant revenue	(392,633)	(261,755)
Share-based compensation	—	409,600
Change in fair value of warrants	(38,975)	(475,332)
Registration penalty	628,532	—
Miscellaneous	—	43,129
Changes in operating assets and liabilities:
Accounts receivable	(309,201)	(309,201)
Grant receivable, net of deferred grant	7,852,668	7,852,668
Prepaid expenses	49,882	49,882
Accounts payable and accrued expenses	992,361	992,361

Net Cash Provided by Operating Activities	6,556,780	6,556,780

Cash Flows from Investing Activities
Purchase of energy property and equipment	(278,730)	(278,730)
Restricted cash	(212,490)	(212,490)

Net Cash Used in Investing Activities	(491,220)	(491,220)

Cash Flows from Financing Activities
Payments on deferred developer fee	(132,000)	(132,000)
Payments on notes payable	(8,251,540)	(8,251,540)
Issuances of common stock, net of offering costs	1,516,821	1,516,821
Issuances of warrants, net of offering costs	544,713	544,713
Distributions to noncontrolling interest	(128,113)	(128,113)
Capital contributions by noncontrolling interest holders, net of offering	629,676	629,676

Net Cash Used in Financing Activities	(5,820,443)	(5,820,443)

Net Increase in Cash and Cash Equivalents	245,117	245,117
Cash and Cash Equivalents—Beginning	113,632	113,632

Cash and Cash Equivalents—Ending	$358,749	$358,749

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for interest	$841,360	$841,360

Issuance of common stock for registration penalty	$628,532	$—

Distributions to noncontrolling interest declared, but unpaid	$44,638	$44,638

GENALTA POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2014 AND 2013

GENALTA POWER INC.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Genalta Power Inc.

We have audited the accompanying consolidated balance sheets of Genalta Power Inc. and subsidiaries (the “Company”), as of September 30, 2014 and September 30, 2013, and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended September 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Genalta Power Inc., and subsidiaries as of September 30, 2014 and September 30, 2013, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s recurring losses from operations, negative cash flows from operating activities and shareholders’ capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these manners are also discussed in Notes 2 and 27 to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE LLP

Calgary, Canada

January 13, 2015

GENALTA POWER INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2014 AND 2013

	2014	2013
Assets

Current Assets
Cash	$4,938,115	$11,913,937
Restricted cash	2,859,447	1,679,445
Trade receivables, net of allowance for doubtful accounts (2014 – $11,666, 2013 – $12,437)	2,069,374	1,698,319
Goods and services tax receivable	210,046	541,995
Prepaid expenses	552,333	133,881
Engineering contracts work in progress	456,094	363,203

Total Current Assets	11,085,409	16,330,780

Non-Current Assets
Debt issuance costs	2,102,449	2,301,688
Investment in joint ventures	8,797,440	8,888,196
Property, plant and equipment, net	45,887,734	20,103,285
Operating assets under construction	10,464,866	24,946,471

Total Non-Current Assets	67,252,489	56,239,640

Total Assets	$78,337,898	$72,570,420

The accompanying notes are an integral part of these consolidated financial statements.

GENALTA POWER INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

SEPTEMBER 30, 2014 AND 2013

	2014	2013
Liabilities and Equity

Current Liabilities
Trade and other payables	$4,558,232	$4,231,914
Notes payable and demand loan	10,496,485	—
Note payable to related party	1,709,962	—
Current portion of long-term loans	3,183,630	2,260,152
Deferred revenue	502,044	—
Other liabilities	733,200	488,103
Accrued interest	1,019,245	1,212,444

Total Current Liabilities	22,202,798	8,192,613

Non-Current Liabilities
Vendor finance	648,441	1,012,215
Vehicle loans	83,779	143,059
Long-term loans	33,108,365	34,739,357
Debentures	17,684,986	18,556,320
Embedded derivative liabilities	4,639,627	1,019,512
Government grants	1,049,235	1,178,325
Asset retirement obligations	716,455	477,047

Total Non-Current Liabilities	57,930,888	57,125,835

Total Liabilities	80,133,686	65,318,448

Commitments and Contingencies (Note 25)

The accompanying notes are an integral part of these consolidated financial statements.

GENALTA POWER INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

SEPTEMBER 30, 2014 AND 2013

	2014	2013
Equity
Shareholders’ (Deficit) Equity
Class A common shares: No par value, 60,787,149 and 56,323,288 shares outstanding, as of September 30, 2014 and 2013, respectively.	13,244,392	9,731,380
Class B common shares: No par value, 18,574,712 shares outstanding as of September 30, 2014 and 2013.	3,812,927	3,812,927
Additional paid-in capital	1,446,278	3,664,767
Accumulated other comprehensive loss	(320,437)	(35,364)
Accumulated deficit	(26,228,754)	(9,921,738)

Total Shareholders’ (Deficit) Equity	(8,045,594)	7,251,972
Non-Controlling Interest	6,249,806	—

Total (Deficit) Equity	(1,795,788)	7,251,972

Total Liabilities and Equity	$78,337,898	$72,570,420

The accompanying notes are an integral part of these consolidated financial statements.

GENALTA POWER INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Revenue	$6,336,296	$4,509,598

Expenses
Operating	3,283,262	669,171
Natural gas purchases	144,812	47,249
Selling, general and administrative	5,776,920	3,772,130
Depreciation, amortization and accretion	3,749,334	1,720,976

Total Operating Expenses	12,954,328	6,209,526

Loss from Operations	(6,618,032)	(1,699,928)

Other Income (Expense)
Interest expense	(3,400,868)	(970,883)
Accretion on debentures and amortization of debt issuance costs	(2,525,086)	(1,474,899)
Loss on debenture conversion option	(3,812,802)	(81,971)
Gain on sale of investment and investment in warrants (related party)	—	2,554,636
Foreign exchange loss (gain)	(115,707)	28,777
Government grant and SRED income	40,937	152,850
Other	(11,636)	(3,441)

Total Other Income (Expense)	(9,825,162)	205,069

Loss before Provision for Income Taxes	(16,443,194)	(1,494,859)
Provision for Income Taxes	—	—

Net Loss	(16,443,194)	(1,494,859)
Less: Net Loss Attributable to Non-Controlling Interest	(136,178)	—

Net Loss Attributable to Shareholders of the Company	$(16,307,016)	$(1,494,859)

Earnings per Share
Class A Common Shares
Basic and Diluted	$(0.21)	$(0.02)

Class B Common Shares
Basic and Diluted	$(0.21)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

GENALTA POWER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Net Loss	$(16,443,194)	$(1,494,859)

Other Comprehensive Loss
Foreign currency translation adjustments	(285,074)	(273,105)

Comprehensive Loss	$(16,728,268)	$(1,767,964)

The accompanying notes are an integral part of these consolidated financial statements.

GENALTA POWER INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	Share Capital				Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)	Non-Controlling Interest	Total Equity

	Class A Common Shares		Class B Common Shares
	Outstanding	Amount	Outstanding	Amount
Balance—October 1, 2012	52,811,910	$6,744,174	18,574,712	$3,812,927	$2,782,217	$237,742	$(8,426,879)	$5,150,181	$—	$5,150,181
Net loss	—	—	—	—	—	—	(1,494,859)	(1,494,859)	—	(1,494,859)
Foreign currency translation adjustments	—	—	—	—	—	(273,105)	—	(273,105)	—	(273,105)
Share option exercise	561,111	118,275	—	—	(91,628)	—	—	26,647	—	26,647
Share-based compensation	783,599	540,396	—	—	(252,362)	—	—	288,034	—	288,034
Share issuance, net of issuance costs and warrants	2,166,668	2,328,535	—	—	1,226,539	—	—	3,555,074	—	3,555,074

Balance—September 30, 2013	56,323,288	9,731,380	18,574,712	3,812,927	3,664,766	(35,363)	(9,921,738)	7,251,972	—	7,251,972
Net loss	—	—	—	—	—	—	(16,307,016)	(16,307,016)	(136,178)	(16,443,194)
Foreign currency translation adjustments	—	—	—	—	—	(285,074)	—	(285,074)	—	(285,074)
Sale of subsidiary shares to non-controlling interest	—	—	—	—	(2,144,990)	—	—	(2,144,990)	6,765,775	4,620,785
Distribution paid to non-controlling interest	—	—	—	—	—	—	—	—	(379,791)	(379,791)
Share option exercise	1,800,278	813,917	—	—	(788,756)	—	—	25,161	—	25,161
Share-based compensation	580,250	604,260	—	—	490,190	—	—	1,094,450	—	1,094,450
Share issuance, net of issuance costs and warrants	2,083,333	2,094,835	—	—	225,068	—	—	2,319,903	—	2,319,903

Balance—September 30, 2014	60,787,149	$13,244,392	18,574,712	$3,812,927	$1,446,278	$(320,437)	$(26,228,754)	$(8,045,594)	$6,249,806	$(1,795,788)

The accompanying notes are an integral part of these consolidated financial statements.

GENALTA POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities
Net loss	$(16,443,194)	$(1,494,859)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and accretion	3,749,334	1,720,976
Equity-settled bonus compensation and share options	1,094,450	288,034
Accretion on debentures and amortization of debt issuance costs	2,525,086	1,474,899
Unrealized loss on debenture conversion option	3,812,802	81,971
Non-cash other income	—	(162,800)
Unrealized foreign exchange	88,512	(14,905)
Deferred revenue and grant income recognized	(40,936)	(106,120)
Gain on sale of investment and investment in warrants	—	(2,554,636)
Changes in non-cash working capital:
Trade receivables	(947,048)	189,317
Goods and services tax receivable	542,188	(138,653)
Prepaid expenses	(441,979)	(97,747)
Engineering contracts work in progress	(124,202)	(75,896)
Trade and other payables	320,268	1,447,020
Other liabilities	290,928	46,229
Accrued interest	(104,377)	427,470
Deferred revenue	517,705	—

Net Cash Used in Operating Activities	(5,160,463)	1,030,300

Cash Flow from Investing Activities
Property, plant and equipment	(18,644,815)	(35,973,131)
Investment in joint ventures	(601,735)	(1,484,227)
Proceeds on sale of investments	—	2,742,219
Restricted cash	(1,348,195)	(1,705,898)
Changes in non-cash working capital	536,191	626,500

Net Cash Used in Investing Activities	(20,058,554)	(35,794,537)

The accompanying notes are an integral part of these consolidated financial statements.

GENALTA POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Cash Flow from Financing Activities
Proceeds from issuance of shares and warrants	$2,335,554	$2,587,766
Proceeds from issuance of notes payable and loans	31,421,338	38,612,298
Proceeds from issuance of note payable to related party	1,848,314	—
Proceeds from issuance of debentures	—	4,925,225
Proceeds from government grants and tax incentives	—	899,110
Proceeds on sale of equity interest	4,620,785	—
Payment of share and loan issuance costs	(730,000)	(2,266,872)
Repayment of loans	(20,158,589)	(269,372)
Payment of cash distribution	(379,791)	—

Net Cash Provided by Financing Activities	18,957,611	44,488,155

Effect of Foreign Exchange Rate on Cash	(714,416)	(263,341)

Net Change in Cash	(6,975,822)	9,460,577
Cash—Beginning of year	11,913,937	2,453,360

Cash—End of year	$4,938,115	$11,913,937

Supplemental Cash Flow Information
Interest paid	$5,360,779	$3,584,220

Taxes paid (received)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 1—Description of Business and Basis of Preparation

Description of Business

Genalta Power Inc. was incorporated under the Business Corporations Act of British Columbia on May 30, 2007. Genalta Power Inc.’s principal business is to design, build, own, operate and maintain electrical power applications that convert waste energy and clean gas into electricity.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Principles of Consolidation

The consolidated financial statements included the results of Genalta Power Inc. and its subsidiaries, in which Genalta Power Inc. has a controlling interest (collectively, the Company). All significant intercompany transactions have been eliminated upon consolidation.

Note 2—Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. To date, the Company has had negative cash flow from operating activities and net losses. The Company’s ability to continue as a going concern is dependent upon the continuing ability to obtain debt or equity financing to fund its operations until positive cash flow is generated from ongoing business operations. There is no assurance that debt or equity financing will be available when needed on terms acceptable to the Company, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Management’s plan to remedy the doubt of a going concern includes several alternatives, including but not limited to, obtaining additional financing, the sale of assets, and sale of the Company in the near future; refer to the subsequent event disclosure (Note 27).

Note 3—Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regard to these consolidated financial statements relate to fair value of embedded derivatives, certain assumptions used in measuring the share-based payment expense, warrants and asset retirement obligations; recoverability of operating assets under construction and property, plant and equipment. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Restricted Cash

The Company classifies cash as restricted when it is unavailable for withdrawal or usage for general operations. The Company enters into debt agreements with terms that require the Company to maintain reserve accounts. The release of restricted cash is dependent upon timely repayment of the debt and compliance with financial covenants.

Concentrations of Credit Risk Management

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, trade receivables and goods and services tax receivable. The Company is exposed to credit risk on amounts held in individual banking institutions for balances that are above nominal guaranteed amounts. The Company periodically monitors published and available credit information of all its banking institutions.

Credit risk from trade receivables encompasses the default risk of the Company’s customers. The maximum exposure is the carrying amount of trade receivables. The Company holds no collateral or other security relating to trade receivables.

At September 30, 2014 and 2013, the Company had three customers with outstanding accounts receivable greater than 10% as follows:

	2014	2013
Customer 1	33%	40%
Customer 2	11%	27%
Customer 3	11%	11%

	55%	78%

At September 30, 2014 and 2013, the Company had four and three customers, respectively, who accounted for total revenue greater than 10% as follows:

	2014	2013
Customer 1	35%	29%
Customer 2	17%	29%
Customer 3	14%	13%
Customer 4	12%	0%

	78%	71%

Investments in Equity Method Investees

Investments in non-controlled affiliates in which the Company’s ownership ranges from 20 to 50 percent, or in instances in which the Company is able to exercise significant influence but not control, are accounted for under the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s underlying net income or loss is recorded as non-controlling interest within the consolidated

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Investments in Equity Method Investees (Continued)

statements operations. Distributions received from the investment reduce the Company’s investment balance. Investments in equity method investees are evaluated for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amounts of the impairment losses, if any.

Revenue Recognition

Power Generation Revenue

Power generation revenue is recognized when the power is delivered to the transfer meter, where the title risk and reward is transferred to the customer, on an accrual basis and may include estimates for power services delivered.

Engineering Services Revenue

Revenue from a contract to provide engineering services is recognized on a time and material basis at the contractual rates as labor hours are delivered and direct expenses are incurred.

Where it is probable that an engineering services agreement is in the first stage of a power purchase agreement, which will utilize Company assets, the revenue and costs are not recognized but accumulated as engineering contracts in progress.

Government Grants

Government grants and investment tax credits (such as Scientific Research and Experimental Development) are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to the grant or investment tax credit and that the grant will be received. Receipt of a grant does not of itself provide conclusive evidence that the conditions attached to the grant or investment tax credit have been or will be fulfilled. Government grants and investment tax credits are amortized and included in other income.

Government grants or investment tax credits related to assets are presented in the accompanying consolidated balance sheets as government grants and amortized to net loss over the useful life of the related assets. Grants or investment tax credits received for previously recognized expenses or expense recognized in the current year are presented as government grant income or scientific research and experimental development income on the accompanying consolidated statements of operations.

Deferred Revenue

Revenues received from customers that have not yet been earned of $502,044 and $Nil at September 30, 2014 and 2013, respectively, are included in deferred revenue and reported on the accompanying consolidated balance sheets.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Foreign Currencies

The consolidated financial statements are presented in U.S. dollars. The Company, and its wholly-owned subsidiaries, are located and operate within Canada and the functional currency is the Canadian dollar (CAD). In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in a foreign currency are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in the accompanying consolidated statements of operations as foreign exchange (loss) gains.

The Company’s consolidated financial statements are translated from the functional currency (CAD) to the presentation currency (USD) as follows: assets and liabilities are translated to U.S. dollars at the end of each reporting period at the rates prevailing on the balance sheet date. Revenues and expenses are translated to U.S. dollars at average exchange rates prevailing during the period. Foreign currency translation adjustments are reported in other comprehensive loss.

Property, Plant and Equipment

Property, plant and equipment is carried at cost, less accumulated depreciation.

Depreciation commences when assets are available for use and is recognized on a straight line basis to depreciate the capitalized cost of the asset to the estimated residual value over the estimated useful life of the asset. Plants and assets under construction are not depreciated until they become available for use.

The estimated useful lives, residual values and depreciation method are reviewed at least annually, with the effect of any changes in estimate accounted for on a prospective basis. Computer software and computer equipment are amortized on a straight line basis over 2 years and furniture and equipment are amortized on a straight line basis over 5 years. Power generation assets are amortized over the lesser of their expected useful life under contract or expected useful life; between 10 and 20 years.

Capitalized Interest

Interest expense directly attributable to the acquisition, construction or production of electrical power generation assets, are added to the cost of those assets until the date the assets are available for their intended use.

Debt Issuance Costs

Costs incurred in connection with obtaining financing are deferred and amortized over the terms of the respective loans using the effective-interest method. Amortization of debt issuance costs is recorded as interest expense in the consolidated statements of operations and is subject to the Company’s capitalized interest policy.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

In accordance with accounting guidance, management evaluates long-lived assets for impairment whenever events or changes in circumstances, such as significant adverse changes in regulation, business climate or market conditions, could potentially indicate an asset’s carrying amount may not be recoverable. In such an event, an undiscounted cash flow analysis is performed to determine if impairment exists. When a long-lived asset’s carrying amount exceeds the undiscounted estimated future cash flows associated with the asset. If such analysis indicates that the carrying value of the long-lived assets is not considered to be recoverable, the carrying value is reduced to the fair value and an impairment is recorded. Impairment would result in a reduction of the long-lived asset value through a non-cash charge to earnings.

Operating Assets under Construction

The Company designs and constructs electrical power applications that convert waste energy, such as waste heat, waste gas, and waste pressure, or clean gas into electricity. These operating assets are stated at cost, including material, engineering costs, other directly attributable costs, and a provision for estimated asset retirement obligations.

Operating assets under construction are not amortized until such time they are commissioned and put into service as a power plant.

Asset Retirement Obligations

In connection with the acquisition or development of electrical power applications, the Company may have the legal requirement to remove long-lived assets constructed and to restore the property to its original condition. This legal requirement is referred to as an asset retirement obligation (ARO). If the Company determines that an ARO is required for a specific electrical power application, the Company records the present value of the estimated liability when the electrical power application is constructed using the Company’s credit adjusted risk free rate. Upon initial recognition of the ARO liability, equal ARO asset is also recognized with the carrying value of the underlying asset, which is amortized over the term of the agreement. After initial recognition of the liability, the Company accretes the ARO to its future value over the electrical power applications useful life which is recorded as an expense within accretion on the accompanying statements of operations.

Fair Value Measurements

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values derived from Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values derived from Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are either directly or indirectly observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. In some valuations, the inputs may fall into different levels in the hierarchy. In these cases, the asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

The estimated fair value of financial instruments has been determined based on the Company’s assessment of available market information and appropriate valuation methodologies. The Company’s non-derivative financial instruments that are included in current assets and current liabilities are recorded at cost in the consolidated balance sheets. The estimated fair value of these financial instruments approximates their carrying value due to their short-term nature.

Derivative Instruments

Derivative instruments are recorded at fair value in the consolidated balance sheets. The Company’s derivatives related to the Company’s debenture conversion option and repayment features are measured and recorded at fair value using Level 3 inputs on a recurring basis, based on unobservable inputs.

The Company utilize market approaches to estimate the fair value of certain outstanding borrowings by discounting anticipated future cash flows derived from the contractual terms of the obligations and observable market interest and foreign exchange rates. The Company classifies the embedded derivatives on debenture Series A, B and C as liabilities. The fair value measurement of the debenture conversion option and repayment feature embedded in the debentures included significant unobservable inputs and was classified as Level 3 in the fair value hierarchy prior to settlement. The carrying values of all other outstanding long-term borrowings and our short-term borrowings approximate their fair values.

Derivative accounting is complex and requires management judgment in the following respects: identification of embedded derivatives, determination of the fair value of derivatives and designation of the normal purchases and sales exception. All of these judgments, depending upon their timing and effect, can have a significant impact on the Company’s earnings.

Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

Accounts receivable are reported in the balance sheet net of adjustments for doubtful accounts. The allowance for doubtful accounts reflect the Company’s best estimates of losses on the accounts receivable balances. The allowance is based on accounts receivable aging, historical experience, write-off forecasts and other currently available evidence.

Impairment of Financial Assets

Management reviews financial instruments for impairment whenever certain indicators are present suggesting that the carrying value of a financial instrument is not recoverable. This analysis requires a significant amount of judgment from management to identify events or circumstances indicating that a financial instrument is impaired. Once an impairment indicator is identified, management uses considerable judgment to determine if the impairment is other than temporary, in which case the financial instrument is written down to its estimated

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Impairment of Financial Assets (Continued)

fair value. An impairment that is other than temporary could significantly and adversely impact reported results of operations. No instances of impairment were noted on the Company’s financial assets for the years ended September 30, 2014 and 2013.

Warrants

Warrants may be issued in connection with financings or equity issuances. A warrant is convertible into one common share and its fair value on issuance is recorded in additional paid-in capital in the accompanying consolidated balance sheets. The fair value of the warrants is estimated using the Black-Scholes pricing model based on assumptions of expected volatility, risk-free rate of return, expected life and potential dividends.

Debenture and Debt Liabilities

Debentures and debt liabilities are recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion into shares of the Company (conversion option) or until the instrument’s maturity date.

No gain or loss is recognized in the accompanying consolidated statements of operations upon conversion or expiration of the conversion option. As such, a proportionate amount of any unamortized debt issuance costs and accretion related to the debentures converted into common shares is transferred to share capital on conversion. The debentures also have a repayment feature and/or conversion option that meets the definition of an embedded derivative. The conversion and repayment feature is accounted for separately and recognized at fair value at the end of each reporting period, with the changes in fair value recognized in earnings as loss on debenture conversion option within the accompanying statements of operations.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Share-Based Payments

The Company has a share option plan for directors, officers, employees, consultants and advisors. The options have vesting periods ranging from immediately to four years and have a maximum term of one year after the final vesting date. Options granted under the share option plan have a price that is not less than the price of the most recent private placement, or, if the common shares are listed on a stock exchange, the price which is, from time to time, permitted under the rules of the stock exchange or exchanges on which the common shares are listed. A maximum equivalent to 9% of the total number of issued and outstanding shares may be reserved for issuance under the plan. Share options granted under the share option plan carry no rights to dividends and no voting rights.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

Equity settled share-based payments to directors, officers and employees are measured at the fair value of the equity instruments at the grant date. The fair value of the equity instruments, including share options for common shares, expected to vest as determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period with a corresponding increase in additional paid-in capital.

At the end of the reporting period, the Company revises its estimate of the number of equity instruments expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognized in the accompanying consolidated statements of operations such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital.

At the time when the equity instruments are exercised or converted, the amount previously recognized in additional paid-in capital will be transferred to share capital. When the equity instruments are cancelled (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), they are treated as if they had vested on the date of cancellation and any cost not yet recognized in the accompanying consolidated statements of operations is expensed immediately. If equity instruments are cancelled by forfeiture as a result of vesting conditions not being satisfied, any expense previously recognized in relation to the forfeited equity instruments is reversed. As a result, on a cumulative basis, no amount is recognized if the equity instruments granted do not vest because of failure to satisfy a vesting condition.

Income Taxes

Tax expense comprises current and deferred tax. Tax expense is recognized in the consolidated statements of operations except to the extent it relates to items recognized in consolidated statements of other comprehensive loss or directly in equity.

Current Income Tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the accompanying consolidated balance sheets and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Deferred Tax (Continued)

probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred taxes are recognized as an expense or income, in the accompanying consolidated statements of operations, except when they relate to items that are recognized in the accompanying consolidated statements of other comprehensive loss or directly in equity, in which case the tax is also recognized in the accompanying consolidated statements of other comprehensive loss or directly in equity.

The Company follows ASC 740, Income Taxes, on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At September 30, 2014 and 2013, the Company had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities are included in other expenses. For the years ended September 30, 2014 and 2013, the Company did not incur any penalties and interest. The Company’s evaluation of uncertain tax position was performed for tax years ended September 30, 2010 and forward, the tax years which remain subject to examination by Canada Revenue Agency at September 30, 2014.

Comprehensive Loss

Comprehensive loss consists of net income and other gains and losses affecting equity that, under ASC 220, Comprehensive Income, are excluded from net loss. Significant components of other comprehensive loss include foreign currency translation adjustments.

Recently Issued Accounting Standards

In November 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-17, Pushdown Accounting, which gives an acquired entity the option of applying pushdown

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 3—Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards (Continued)

accounting in its stand-alone financial statements upon a change-in-control event. ASU 2014-17 is effective immediately. The adoption of ASU 2014-17 had no impact on the Company’s financial position, results of operations or cash flows.

In September 2014, FASB issued ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force), which amends current guidance for stock compensation tied to performance targets. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. ASU 2014-12 will be effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The adoption of ASU 2014-12 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The standard will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related disclosures in certain circumstances. The new standard incorporates and expands upon certain principles that are currently in the auditing standards. Specifically, the new standard defines substantial doubt, requires assessments each annual and interim period, provides an assessment period of one year from the issuance date, and requires disclosures both when substantial doubt is alleviated by management’s plans and when substantial doubt remains unalleviated. ASU 2014-15 will be effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenues from Contracts with Customers, which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance will be effective for the Company in the first quarter of its fiscal year ending December 31, 2017. The Company is currently in the process of evaluating the impact of this adoption of this ASU on the Company’s consolidated financial statements.

Note 4—Trade Receivables

	2014	2013
Trade receivables, net	$2,069,374	$1,698,319

Trade receivables are amounts due for engineering services rendered and for the sale of power. An allowance for doubtful accounts of $11,666 in 2014 and $12,437 in 2013 has been created against certain long outstanding invoices.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 5—Investment and Investment in Warrants

At September 30, 2012, the Company held an investment of 2,350,000 preferred shares and 2,000,000 warrants to purchase shares of Premier Power Renewable Energy Inc. (“Premier”), a company traded on the Over the Counter Bulletin Board (OTCBB). On February 28, 2013, the Premier investments were sold to a former Director of the Company for $2,660,931 and $52,490 in accrued interest to indemnify the Company for the loss that could occur with the investment in Premier as described below.

The Company acquired the investments on June 7, 2011 for $2,350,000 and allocated $1,826,734 and $523,266, to the preferred shares and warrants, respectively (the “Premier Investment”). The warrants were convertible to shares of Premier at a strike price of $1.00 per share. The warrant conversion option was to expire on June 7, 2016. The preferred shares were non-voting, each convertible to 1.3 common shares of Premier at $1.00 per share and they included a six-month option to acquire 250,000 additional preferred shares for $1.00, which expired on December 6, 2011. The preferred shares had a cumulative annual dividend of 20% after the first year of the investment, payable in cash or in common shares.

Concurrently with the purchase of the Premier Investment, a Director of the Company agreed to indemnify the Company for any loss in the Premier Investment incurred on the original investment cost, plus a cumulative return of 10 percent per year.

On the simultaneous sale of the Premier Investment and settlement of the indemnification received from the Director in 2013, the Company realized a gain of $2,554,636, from the indemnification, net of the proceeds received from the sale of the Premier Investment in accordance with the agreement.

Note 6—Investment in Joint Ventures

Name of joint venture	Principal activity	Place of incorporation and principal place of business	Joint venture held by the Company
			2014	2013
Judy Creek Gas Turbines	Waste heat power generation	Peace River, Canada	75%	75%
Olds Gas Plant	Waste heat and waste pressure power generation	Olds, Canada	75%	75%

The above joint ventures are accounted for using the equity method.

No revenues and expenses have been recognized related to these investments. The facilities are under construction and scheduled to commence operations in 2015. The government grant in Note 14 is the Company’s share of the grant claimed against the cost of this project. The Company has entered into agreements that allow the joint venture partner to purchase up to 100% of the project.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 6—Investment in Joint Ventures (Continued)

Summarized financial information of the two joint ventures is as follows:

	2014	2013
Non-current assets
Operating assets under construction	$10,751,865	$11,230,113

Total assets	$10,751,865	$11,230,113

Equity
Contribution	$10,751,865	$11,230,113

Total equity	$10,751,865	$11,230,113

Interest capitalized was $733,541 in 2014 and $465,886 in 2013.

Note 7—Property, Plant and Equipment and Operating Assets under Construction

Property, Plant and Equipment

The following presents the categories within property, plant and equipment at September 30, 2014 and 2013:

	2014	2013
Power plants	$49,789,900	$21,431,829
Vehicles	227,993	287,554
Computer software	175,431	157,361
Computer equipment	100,607	92,146
Office furniture, equipment and leasehold improvements	87,111	73,504

	50,381,042	22,042,394
Less accumulated depreciation	(4,493,308)	(1,939,109)

Property, plant and equipment	$45,887,734	$20,103,285

The Company recorded depreciation expense related to property, plant and equipment of $3,686,176 in 2014 and $1,683,389 in 2013.

At September 30, 2014 power plants include the cost of two power plants commissioned in the 2014 financial year. The terms of the power purchase agreements for these two power plants contain clauses where the client has an option to purchase an ownership interest in the generation facility at amortized cost plus an agreed adjustment factor, to a maximum of 25% in the first five years after commissioning and to a maximum 100% thereafter. The option may be exercised once every five years by giving 90 days’ notice. No such notice has been received and the projects remain wholly owned.

Operating Assets under Construction

The following presents the operating assets under construction at September 30, 2014 and 2013:

	2014	2013
Operating assets under construction	$10,464,866	$24,946,471

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 7—Property, Plant and Equipment and Operating Assets under Construction (Continued)

Operating Assets under Construction (Continued)

Interest incurred to fund the construction of electrical power applications has been capitalized during each electrical power application development until the commissioning date. Interest capitalized was $1,959,911 in 2014 and $2,613,337 in 2013.

Note 8—Trade and Other Payables

	2014	2013
Trade payables	$3,400,878	$3,265,452
Accrued payables	1,157,354	966,462

	$4,558,232	$4,231,914

Note 9—Debt Issuance Costs

Debt issuance costs consist of certain legal and bank fees related to the issuance of various debt instruments. Debt issuance costs consist of the following at September 30, 2014 and 2013:

	2014	2013
Deferred debt issuance costs	$3,509,374	$3,110,243
Accumulated amortization	(1,406,925)	(808,555)

	$2,102,449	$2,301,688

The Company recorded amortization expense related to debt issuance costs of $598,370 in 2014 and $403,852 in 2013.

Note 10—Notes Payable and Demand Loan

	2014	2013
Promissory notes	$7,725,447	$—
Demand loan	4,481,000	—

	$12,206,447	$—

Promissory Notes

In May 2014, the Company obtained an unsecured note from a director (a related party) whereby the Company promised to pay CAD $2,000,000 ($1,792,000 at September 30, 2014) bearing interest at 12% per annum paid monthly. The note was bifurcated at inception into the promissory notes payable of CAD $1,908,440 and 200,000 warrants of CAD $91,560 ($1,709,962 and $82,038 at September 30, 2014, respectively). At September 30, 2014, interest payable of $17,674 was accrued and recorded in current liabilities. The note may be prepaid in whole at any time with a one-time penalty payment of CAD $200,000 ($179,000 at September 30, 2014), representing 10% of the principal amount.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 10—Notes Payable and Demand Loan (Continued)

Promissory Notes (Continued)

In June 2014, the Company obtained an unsecured note whereby the Company promised to pay CAD $6,500,000 ($5,824,000 at September 30, 2014) bearing interest at 1% per month compounded monthly. At September 30, 2014, interest payable of $189,761 was accrued and recorded together with the amount of the promissory note. The note may be prepaid in whole at any time without penalty.

Demand Loan

In September 2014, the Company entered into a bridge loan financing facility for construction. The facility is available by way of three installments of CAD $5,000,000 each ($4,481,000 at September 30, 2014), with the initial advance immediately, second advance on or after October 10, 2014 and third advance on or after October 24, 2014. The facility bears interest at the greater of bank prime plus 5% per annum, or 8% per annum. Security for the facility is a general security agreement over all the assets of the Company.

The facility may be prepaid in whole or in part at any time without penalty.

Note 11—Vendor Finance

The Company purchased certain project equipment under a two year vendor finance arrangement at stated interest rate of zero percent with repayments occurring in eight quarterly installments and commencing three months after commissioning of the plant.

In June 2012, on installation of the equipment, the liability was recorded at a fair value of $2,321,997 and the difference from the $2,590,000 face value was to be accreted at an effective interest rate of 15% and recorded as finance expense. In September 2013, the Company settled reciprocal claims against and by the vendor to reduce the liability to $1,349,621. At September 30, 2014 and 2013, the liability had a carrying value of $1,576,256 and $1,349,621, respectively. During the years ended September 30, 2014 and 2013, $223,676 and $234,042, respectively, of interest was accreted on the financing.

Repayment of the vendor financing is currently expected to commence in the first quarter of 2015 and $927,815 and $337,406 has been included in current portion of long-term loans at September 30, 2014 and 2013, respectively.

Note 12—Interest Bearing Loans

	2014	2013
Term loan facility	$—	18,274,751
Project finance term loan	35,364,180	18,387,352
Less: current portion project and term loan	(2,255,815)	(1,922,746)

	$33,108,365	$34,739,357

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 12—Interest Bearing Loans (Continued)

Term Loan Facility

In December 2012, the Company closed a facility under which CAD $20,000,000 ($17,900,000 at September 30, 2014) was loaned in three installments between December 2012 and March 2013. In connection with this financing 1,750,000 warrants were issued in 2013. The loan was guaranteed by the following subsidiaries of the Company: Genalta GP I Ltd., GPI Engineering Inc. and GPI Services Inc., matures on December 18, 2016 and bears interest on a sliding scale that changes with increased power generating capacity, commencing at 10% per annum, reducing to 9% per annum when the Company operates between 20 and 35 megawatts of generating capacity, and reducing to 8% per annum after 35 megawatts of generating capacity is operational.

The loan was secured by a general security over all assets, real property and contracts of the Company, but subordinate to debt secured on specified operating assets in a subsidiary entity. The loan was subject to several financial covenants, including a requirement to achieve certain minimum consolidated earnings before interest, tax, depreciation and amortization (EBITDA, specifically defined in the loan agreement). On July 2, 2014 the Company settled this long-term loan for $19,485,193, which included the prepayment fee of 5% and interest due.

For the years ended September 30, 2014 and 2013, $1,067,758 and $253,746, respectively, of interest was accreted on the term loans.

Project Finance Term Loan Facility

Project Finance Term Loan 1

On July 5, 2013, a subsidiary entity within the group borrowed CAD $19,198,512 ($17,205,706 at September 30, 2014) on a term loan facility that also carries the option to request a construction loan facility that may be converted to a term loan on commissioning of the assets. The construction loan has not been drawn. The term loan matures on the earlier of the tenth anniversary of advance of funds; or the date of expiry of the power purchase agreement or client master agreement on which the facility is secured, the earliest of which is June 2022.

The loans are secured by a limited recourse guarantee and a securities pledge agreement made by specified group companies (as defined in the loan agreement), and a general security fixed and floating charge over all of the assets. They are repayable in monthly installments and bear interest at a rate equivalent to the Government of Canada yield plus an agreed loan interest rate spread and hedge premium.

At September 30, 2014, the loan interest rate spread was 375 basis points and rates of interest on the four loan portions averaged between 5.29% and 5.86% per annum. The loans are secured on the assets of specific power generating facilities. Monthly payments are a combination of interest and principal. Terms of the loan include requirements to establish and maintain reserve accounts in compliance with prescribed minimum debt service ratios for a twelve month period calculated as a ratio to debt repayments individually determined by power plant, to cover current debt servicing. In addition, equipment maintenance and income taxes reserve accounts are required at various times over the terms of the agreements. At September 30, 2014 and 2013, $1,551,690 and $1,679,445, respectively, was kept in reserve accounts for this purpose and is reported as restricted cash in the accompanying consolidated balance sheets. Debt issuance costs of CAD $1,201,215 ($1,076,529 at September 30, 2014) attributed to the term loan was recorded within debt issuance costs on the accompanying consolidated balance sheets.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 12—Interest Bearing Loans (Continued)

Project Finance Term Loan Facility (Continued)

Project Finance Term Loan 2

On July 2, 2014, a subsidiary entity within the group borrowed CAD $22,500,000 ($20,164,500 at September 30, 2014) on a term loan facility that also carries the option to request a construction loan facility that may be converted to a term loan on commissioning of the assets. The construction loan has not been drawn. The term loan matures on the earlier of the tenth anniversary of advance of funds or the date of expiry of the power purchase agreement or client master agreement on which the facility is secured.

The loan is secured by a limited recourse guarantee and a securities pledge agreement made by specified group companies (as defined in the loan agreement), and a general security fixed and floating charge over all of the assets. The term loan is repayable in monthly installments and bears interest at a rate equivalent to the Government of Canada yield plus an agreed loan interest rate spread and hedge premium.

At September 30, 2014, the loan interest rate spread was 275 basis points and rates of interest on the loan averaged 5.25% per annum. The loan is secured on the assets of specific power generating facilities. Monthly payments are a combination of interest and principal. Terms of the loan include requirements to establish and maintain reserve accounts in compliance with prescribed minimum debt service ratios for a twelve month period calculated as a ratio to debt repayments individually determined by power plant, to cover current debt servicing. In addition equipment maintenance and income taxes reserve accounts are required at various times over the terms of the agreements. At September 30, 2014, $1,307,757 was kept in reserve accounts for this purpose and is reported as restricted cash in the accompanying consolidated balance sheets. Debt issuance costs of CAD $708,641 ($635,084 at September 30, 2014) attributed to the term loan was recorded within debt issuance costs on the accompanying consolidated balance sheets.

Note 13—Debenture Series

	2014	2013
Debenture Series A	$7,229,759	$7,721,969
Debenture Series B	6,254,531	6,404,015
Debenture Series C	4,200,696	4,430,336

	$17,684,986	$18,556,320

Series A

In April 2012, the Company issued 8,350,000 series A debenture units maturing on April 5, 2017 and bearing interest at 11% per annum paid semi-annually. The debentures may be converted to equity at any time up to 45 days prior to maturity at the option of the debenture holders or the Company following a qualifying liquidity event (QLE, defined in the agreement) provided notice is given and the market price of the Company’s shares at the time is not less than CAD $1.00 ($0.90 at September 30, 2014). The conversion price is CAD $0.80 ($0.72 at September 30, 2014). The debentures may not be repaid early (other than by way of conversion to equity) and are subordinate to all senior indebtedness. On maturity of the debentures a repayment fee equal to 50% of the principal amount outstanding will become payable if a QLE has not yet occurred.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 13—Debenture Series (Continued)

Series A (Continued)

The debentures were bifurcated at inception on a relative fair value basis, into a liability component and warrants of CAD $7,815,165 and CAD $534,835, respectively ($7,003,951 and $479,319, respectively, at September 30, 2014). Debt issuance costs of CAD $1,047,120 ($938,429 at September 30, 2014), attributed to the debenture issuance was recorded within debt issuance costs of the accompanying consolidated balance sheets. The inception fair value of the liability component was estimated based on the net present value of the expected cash flows over the term of the debentures, discounted at a discount rate of 15%, which was management’s estimate of borrowing of the Company having regard to market values of financial instruments traded on public markets, the borrowing cost of the Company for similar liabilities without a conversion option and other factors which impact the availability of financing to the Company.

The difference between the CAD $8,350,000 ($7,483,270 at September 30, 2014) received in cash on the debenture series and the initial liability component recorded is accreted at an effective interest rate of 4.163% and recorded as finance expense. At September 30, 2014 and 2013, the debentures have been accreted to $7,229,759 and $7,721,969, respectively. For the year ended September 30, 2014 and 2013, interest payable of $404,630 and $425,502, respectively, was accrued and recorded in current liabilities and $96,528 in 2014 and $98,648 in 2013 of interest was accreted on the instruments.

The repayment feature was accounted for separately from the debenture at fair value with changes in fair value recorded in the current period. At inception and through September 30, 2013 the fair value of the repayment feature was not significant due to the high probability of a successful completion of a QLE occurring prior to the maturity of the debenture. At September 30, 2014, the probability of a QLE changed to 80% likelihood of occurring by April 5, 2017 and therefore, the embedded derivative liability was increased to the amount of CAD $691,000 ($619,274 at September 30, 2014) and a corresponding charge to loss on debenture conversion option on the accompanying consolidated statements of operations.

Series B

In April 2012, the Company issued 7,188,000 series B debenture units that mature on April 5, 2015 and bear interest at 11% per annum paid semi-annually. The debentures may be converted to equity at the option of the debenture holders, at the time of a QLE (defined in the agreement), at a price that is 60% of the price realized by the Company in that event. Alternatively, the debentures may be converted to equity at the option of the Company following a QLE provided any series A debentures that remain outstanding are converted concurrently and the conversion price is 60% of the volume weighted average trading price for the previous ten consecutive trading days if listed on a recognized stock exchange, or fair market value if not listed on a recognized stock exchange. The debentures may not be repaid early (other than by way of conversion to equity) and are subordinate to all senior indebtedness. On maturity of the debentures a repayment fee equal to 50% of the principal amount outstanding will become payable if a QLE has not yet occurred.

The debentures were bifurcated at inception into a liability component and warrants of CAD $6,116,546 and CAD $1,071,454, respectively ($5,481,649 and $960,237, respectively, at September 30, 2014). Debt issuance costs of CAD $958,862 ($859,332 at September 30, 2014), attributed to the debenture issuance was recorded within debt issuance costs of the accompanying consolidated balance sheets. The inception fair value of the liability was estimated based on the net present value of expected cash flows over the term of the debentures discounted at a

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 13—Debenture Series (Continued)

Series B (Continued)

discount rate of 15%, which was management’s estimate of borrowing of the Company having regard to market values of financial instruments traded on public markets, the borrowing cost of the Company for similar liabilities without a conversion option and other factors which impact the availability of financing to the Company.

The difference between the CAD $7,188,000 ($6,441,886 at September 30, 2014) received in cash on the debenture series and the initial liability component recorded is accreted at an effective interest rate of 11.06% and recorded as accretion expense. At September 30, 2014 and 2013, the debentures have been accreted to $6,254,531 and $6,404,015, respectively. For the year ended September 30, 2014 and 2013, interest payable of $348,321 and $366,288, respectively, was accrued and recorded in current liabilities and $346,854 in 2014 and $330,965 in 2013 of interest was accreted on the instruments.

The conversion feature is accounted for separately from the debenture at fair value and at inception was accounted for as an embedded derivative and a liability was recorded in the amount of CAD $1,004,703 ($900,415 at September 30, 2014). The fair value of the conversion feature is revalued at the end of each reporting period with the changes in fair value recorded in accretion on the accompanying consolidated statements of operations. At September 30, 2014 and 2013, the embedded derivative liability was increased to the amount of CAD $4,071,000 and CAD $1,051,293 ($3,648,430 and $1,019,512 at September 30, 2014 and 2013), respectively, and a corresponding charge to accretion on the accompanying consolidated statements of operations.

Series C

In November 2012, the Company issued 5,000,000 series C debenture units that mature on April 5, 2017 and bear interest at 8% per annum, payable semi-annually. The debentures may be converted to equity up to 45 days prior to maturity, at the option of the debenture holders, at any time following the occurrence of an issue of common shares or convertible securities for gross proceeds of CAD $5,000,000 ($4,480,000 at September 30, 2014) or greater (such an event occurred in September 2013 and the debentures may accordingly be converted at any time). The conversion price was set by the issue of the September 2013 equity at CAD $1.20 ($1.11 at September 30, 2014). The debentures may not be repaid early (other than by way of conversion to equity) and are subordinate to all senior indebtedness. On maturity of the debentures a repayment fee equal to 50% of the principal amount outstanding will become payable if a QLE (defined in the agreement) has not yet occurred.

The debentures were bifurcated at inception into a liability component and 1,250,000 warrants of CAD $4,462,671 and CAD $537,329, respectively ($3,999,446 and $481,554, respectively, at September 30, 2014). The inception fair value of the liability was estimated based on the net present value of expected cash flows over the term of the debentures, discounted at a discount rate of 15%, which was management’s estimate of borrowing of the Company having regard to market values of financial instruments traded on public markets, the borrowing cost of the Company for similar liabilities without a conversion option and other factors which impact the availability of financing to the Company.

The difference between the CAD $5,000,000 ($4,481,000 at September 30, 2014) received in cash on the debenture series and the initial liability component recorded is accreted at an effective interest rate of 2.54% and recorded as finance expense. At September 30, 2014 and 2013, the debentures have been accreted to $4,200,696

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 13—Debenture Series (Continued)

Series C (Continued)

and $4,430,336, respectively. For the years ended September 30, 2014 and 2013, interest payable of $176,215 and $186,612, respectively, was accrued and recorded in current liabilities and $109,787 in 2014 and $104,183 in 2013 of interest was accreted on the instruments.

The repayment feature was accounted for separately from the debenture at fair value with changes in fair value recorded in the current period. At inception and through September 30, 2013, the fair value of the repayment feature was not significant due to the high probability of a successful completion of a QLE occurring prior to the debenture maturity date. At September 30, 2014, the probability of a QLE changed to an 80% likelihood of occurring by April 5, 2017 and therefore, the embedded derivative liability was recorded in the amount of CAD $415,000 ($371,923 at September 30, 2014) and a corresponding charge to loss on debenture conversion option on the accompanying consolidated statements of operations.

For additional information on the method and significant assumptions used to calculate the fair value of the conversion and redemption features, refer to Note 24.

Note 14—Government Grants

Government Grant

The Company received a non-repayable grant from the Climate Control Emissions Management Corporation (CCEMC) related directly to construction of a joint venture project. The Company’s portion of the grant totaling $401,740 and $434,720 at September 30, 2014 and 2013, respectively, has been recognized as a non-current liability on the balance sheets and will be amortized as government grant income on the accompanying consolidated statements of operations over the useful life of the project when the related assets are placed in service. Scientific research and experimental development amounts totaling $647,495 and $743,605 at September 30, 2014 and 2013, respectively, have been deferred for recognition over the life of the related power plants.

Note 15—Asset Retirement Obligations

The Company has a contractual obligation to remove all buildings and equipment associated with the power generation facilities at the maturity of the contract, if requested by the customer. The total asset retirement obligation is estimated based on the Company’s net ownership in generation facilities, estimated cost to reclaim and estimated timing of the costs to be paid in future periods. The Company initially estimates these liabilities at the time the assets are constructed.

The total undiscounted cash flows required to satisfy the legal obligations are estimated to be $2,874,610 at September 30, 2014 and $1,241,575 at September 30, 2013 and are expected to be incurred in 2022 or later. A credit adjusted risk-free discount factor of 11% and an inflation rate of 2% were used in the determination of the liabilities. Additions to the asset retirement obligations were $176,250 and $221,038 for the years ended September 30, 2014 and 2013, respectively. At September 30, 2014 and 2013, the asset retirement obligation was $716,455 and $477,047, respectively. Accretion expense was $63,158 and $37,587 for the years ended September 30, 2014 and 2013, respectively, and is included in depreciation, amortization and accretion in the accompanying consolidated statements of operations.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 16—Income Taxes

All pretax income (loss) is sourced in Canada. Current taxes are zero due to the losses incurred. Net deferred taxes are zero due to the full valuation allowance recorded.

The following table presents a reconciliation of the statutory income tax rate to the Company’s effective tax rate, as a percentage of income before taxes for the years ended September 30, 2014 and 2013:

	2014	2013
Statutory tax rate(1)	(25.00%)	(25.00%)
Valuation allowance effect	22.02%	11.04%
Non-deductible expenses	1.33%	0.09%
Share-based payments	1.65%	13.87%

Effective income tax rate	—%	—%

(1)	The tax rate consists of the combined federal and provincial statutory rates for the Company and its subsidiaries for the years ended September 30, 2014 and 2013.

The following table presents significant components of the Company’s deferred tax assets and deferred tax liabilities at September 30, 2014 and 2013.

	2014	2013
Deferred tax assets (liabilities)
Property, plant and equipment and assets under construction	$(3,490,000)	$978,000
Other temporary differences	1,613,000	(183,000)
Tax loss carryforwards	8,267,000	2,104,000

Total gross deferred tax assets	6,390,000	2,899,000
Less: valuation allowance	(6,390,000)	(2,899,000)

Total net deferred tax assets (liabilities)	$—	$—

The utilization of the deferred tax assets is dependent on achieving future taxable income. At September 30, 2014 and 2013, the Company has unused tax losses of approximately $33,066,000 and $7,778,000, respectively, which may be used to reduce future years’ taxable income. The Company has SR&ED (Scientific Research and Experimental Development) deductible expenditure pools of approximately $1,285,000 and $1,391,000 at September 30, 2014 and 2013, respectively, available to be deducted against future taxable income (these pools do not expire). The Company has undepreciated capital cost pools of approximately $32,973,000 and $28,719,000, at September 30, 2014 and 2013, respectively, available to be deducted against future taxable income. A full valuation allowance has been taken as it is not more likely than not that the temporary differences will reverse in the foreseeable future.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 16—Income Taxes (Continued)

The losses expire as follows:

2028	$1,000
2029	99,000
2030	611,000
2031	144,000
2032	202,000
2033	6,721,000
2034	25,288,000

$33,066,000

In 2013, the Company received a SR&ED refund of $689,449 related to SR&ED investment tax credits (“ITC”) for qualifying expenditures incurred by the Company in the previous year. The balance has been deferred for recognition in future years over the life of the related power plants.

The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. At September 30, 2014, the Company does not have any unrecognized tax benefits and does not have any tax positions for which it is reasonably possible that the amount of gross unrecognized tax benefits will increase or decrease within 12 months after the year ended September 30, 2014.

The Company files income tax returns in Canada. The Company’s Canadian income tax returns from September 30, 2010 and forward are subject to examination.

Note 17—Share Capital

Class A Shares

During the year ended September 30, 2014, the Company:

•	Received gross proceeds of $2,310,392 from the issuance of 2,083,333 shares at a weighted average price of $1.11 per share.

•	Issued 580,250 shares at a weighted average price of $1.04 per share under the employee stock bonus program.

•	Issued 1,800,278 shares on exercise of share options at a weighted average exercise price of $0.45.

•	Paid cash fees of $75,105 to finders and issued warrants at a fair value of $140,452 in connection with the shares issued.

During the year ended September 30, 2013, the Company:

•	Received gross proceeds of $2,561,117 from the issuance of 2,166,668 shares at a weighted average price of $1.18 per share.

•	Issued 783,599 shares at a weighted average price of $0.69 per share under the employee stock bonus program.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 17—Share Capital (Continued)

Class A Shares (Continued)

•	Issued 561,111 shares on exercise of share options at a weighted average exercise price of $0.21.

•	Paid cash fees of $76,834 to finders and issued warrants at a fair value of $155,748 in connection with the shares issued.

Class A and class B shareholders are entitled to participate equally in all dividends granted by the Company.

Note 18—Warrants

	September 30, 2014		September 30, 2013
	Number of Warrants	Value ($)	Number of Warrants	Value ($)
Balance at beginning of the year	20,204,424	$3,013,762	16,662,756	$1,787,223
Issued—Debentures	—	—	1,250,000	529,293
Issued—Loans	200,000	84,616	1,750,000	541,498
Issued—Equity	520,833	140,452	541,668	155,748

Balance at end of year	20,925,257	$3,238,830	20,204,424	$3,013,762

During the year ended September 30, 2014 and 2013, 720,833 and 3,541,668, respectively, warrants were issued with a weighted average fair value of $0.31 and$ 0.35, respectively; no warrants were exercised during these periods.

The fair value of the warrants was estimated using the Black-Scholes pricing model; the table below details the weighted average input variables used in the Black-Scholes model.

	2014	2013
Weighted average expected volatility	62%—64%	60%—65%
Risk-free rate of return	1.16%—1.19%	1.14%—1.19%
Current share price	$1.11	$0.89—$1.16
Strike price	$1.21—$1.57	$0.78—$1.70
Expected life (years)	2.0—3.0	2.0—4.0
Dividend yield	Nil	Nil

Note 19—Share-Based Payments

Employee Share Option Plan

The Company recorded compensation expense of $565,325 and $411,142 relating to the share option plan for the years ended September 30, 2014 and 2013, respectively.

Fair Value of Share Options Granted

The fair value of share options granted is calculated at the grant date using the Black-Scholes model. The weighted average fair value of the share options granted during the year was $0.61 in 2014 and $0.25 in 2013.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 19—Share-Based Payments (Continued)

Fair Value of Share Options Granted (Continued)

Where relevant, the expected life used in the model has been adjusted based on management’s best estimate. Expected volatility is based on the historical share price volatility from a peer group of listed companies.

The table below details the weighted average input variables used in the Black-Scholes model to determine fair value for share-based compensation granted in the periods presented:

	2014	2013
Grant date share price	$1.08	$0.81
Exercise price	$0.90	$0.60
Expected volatility	66%	65%
Expected life (years)	4	4
Dividend yield	Nil	Nil
Risk free interest rate	1.64%	0.98%
Forfeiture rate	33.63%	20.25%

Volatility was determined by reference to the share price volatility of a number of peer companies. Forfeiture rate is based on the expected forfeitures prior to the vesting date.

The following reconciles the share options outstanding at the beginning and end of each year:

	2014			2013
	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Balance at beginning of the year	5,524,288	$0.56	$0.24	2,503,250	$0.40	$0.18
Granted during the year	1,420,057	0.90	0.61	5,583,868	0.60	0.25
Forfeited during the year	(1,732,334)	0.71	0.35	(1,501,719)	0.58	0.24
Exercised during the year	(3,156,430)	0.47	0.25	(1,061,111)	0.40	0.09

Balance at end of year	2,055,581	$0.78	$0.40	5,524,288	$0.56	$0.26

Exercisable at end of year	419,133	$0.57	$0.22	937,445	$0.41	$0.25

The weighted average share price at the date of exercise for share options exercised during the year ended September 30, 2014 and 2013 was $1.08 and $0.81, respectively.

The share options outstanding at September 30, 2014 have exercise prices ranging from $0.42 to $1.08 (2013—$0.44 to $0.81) and a weighted average remaining contractual life of 2.5 years (2013—2.4 years).

The exercisable share options outstanding at September 30, 2014 have exercise prices ranging from $0.45 to $0.90 (2013—$0.45 to $0.55) and a weighted average remaining contractual life of 1.5 years (2013—1.1 years).

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 19—Share-Based Payments (Continued)

Equity-Settled Employee Bonus Compensation Plan (Equity-Settled Bonus Plan)

The Equity-Settled Bonus Plan is used to grant awards of share-based compensation to employees as bonuses. The awards granted under this plan entitles employees to a specified number of common shares which are issued at vesting; the vesting period ranges from immediately to four years. The fair value of the awards granted is measured using the share price of the most recent common share issuance on the date the board approves the award. This fair value is recognized as compensation expense over the required vesting period. The maximum number of common shares that may be reserved for issuance is 5% of the total number of issued and outstanding shares.

During the year ended September 30, 2014, the board granted 265,000 (2013—nil) shares to employees under the Equity-Settled Bonus Plan; these shares had a weighted average fair value of $1.11 (2013—$nil) at the date of grant. The Company recorded compensation expense of $272,067 in 2014 and $112,021 in 2013 relating to the Equity-Settled Bonus Plan for the year. At September 30, 2014 and 2013, 559,000 and 446,000, respectively, common shares have been authorized and reserved under the Equity-Settled Bonus Plan.

Shares Issued in Lieu of Cash Payment for Services

Certain employment contracts allow the employee to elect to receive common shares in lieu of cash payment for services rendered. The Company measures the services received directly at the fair value of the services received as determined by the fair value of the common shares issued. During the years ended September 30, 2014 and 2013, 210,417 and 345,486, respectively, shares were issued in lieu of cash payment with a weighted average fair value of $1.11 (2013—$0.89) resulting in total compensation expense of $233,350 (2013—$306,286).

Note 20—Non-Controlling Interest

During 2014, the Company issued partnership units in Genalta I Limited Partnership for proceeds of CAD $5,000,000 ($4,620,785) and reduced its percentage ownership from 100% to 75%.

	2014	2013
Non-controlling interests arising on the disposal of interest in Genalta I Limited Partnership	$6,765,775	$—
Cash distribution	(379,791)	—
Net loss attributable to non-controlling interest	(136,178)	—

Closing Balance	$6,249,806	$—

Note 21—Fair Value Measurements

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level input that is significant to the fair value measurement in its entirety. Debenture conversion options are valued using option pricing models that utilize both observable and unobservable inputs such as the Company’s common stock price, interest rates and price volatilities.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 21—Fair Value Measurements (Continued)

The following table summarizes the derivative assets and liabilities that were measured at fair value:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
September 30, 2014
Debenture Embedded Derivatives
Series A	$—	$—	$619,274	$619,274
Series B	—		3,648,430	3,648,430
Series C	—	—	371,923	371,923

	$—	$—	$4,639,627	$4,639,627

September 30, 2013
Debenture Embedded Derivatives
Series B	$—	$—	$1,019,512	$1,019,512

There were no transfers in or out of Level 3 for either of the years ended September 30, 2014 and 2013 nor were there any settlements. All of the gains and losses related to the debenture embedded derivatives are recorded in earnings.

The following table summarizes derivative valuation activity using significant unobservable inputs for the Level 3 debenture embedded derivatives:

Balance—October 1, 2012	$1,021,180
Fair value change—Series B	45,181
Foreign currency translation adjustments	(46,849)

Balance—September 30, 2013	1,019,512
Fair value change—Series A	619,274
Fair value change—Series B	2,706,261
Fair value change—Series C	371,923
Foreign currency translation adjustments	(77,343)

Balance—September 30, 2014	$4,639,627

The fair values were determined using a binomial model. The 150% repayment feature of Series A, B and C and the conversion feature of Series B are accounted for separately from the debentures at fair value. The unobservable input with a significant impact on the valuation is the probability of successful completion of a QLE on or prior to April 5, 2015 (Series B) and 2017 (Series A and C).

Series A and C debentures were valued using a probability of an 80% likelihood of a QLE occurring by April 5, 2017 and a 20% probability of the debentures being held to maturity (2013—100% likelihood of a QLE occurring). Series B debentures were valued using a probability of a 50% likelihood of a QLE occurring by April 5, 2015 and a 50% probability of the debenture being held to maturity (2013—100% likelihood occurring).

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 21—Fair Value Measurements (Continued)

Quantitative information regarding significant unobservable inputs used for recurring Level 3 fair value measurements of derivatives carried at fair value, are as follows:

	Significant Unobservable Input(s) Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Best estimate of the QLE Probability	QLE(1) Probability	Effects on fair values at September 30, 2014
Debenture Series A	Probability of a QLE	80%	70% or 90%	+/- $309,727
Debenture Series B	Probability of a QLE	50%	40% or 60%	+/- ($146,081)
Debenture Series C	Probability of a QLE	80%	70% or 90%	+/- $185,469

	Significant Unobservable Input(s) Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Best estimate of the QLE Probability	QLE Probability	Effects on fair values at September 30, 2013
Debenture Series A	Probability of a QLE	80%	70% or 90%	+/- $309,357
Debenture Series B	Probability of a QLE	50%	40% or 60%	+/- $273,475
Debenture Series C	Probability of a QLE	80%	70% or 90%	+/- $185,226

(1)	The derivative valuations were stressed using a plus or minus 10% differential in the probability of a QLE occurring prior to their respective maturity dates.

The fair value of the assets and liabilities are included at the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of cash, restricted cash, trade receivables, trade and other payables, notes payable and the demand loan approximate the carrying value of the respective assets and liabilities due to the short-term nature of those instruments.

The following table shows the comparison and fair values of the Company’s financial assets and liabilities:

	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes payable and demand loan	$12,206,447	$12,206,447	$—	$—
Vendor finance	1,576,256	1,354,470	1,349,621	1,849,170
Vehicle loans	83,779	89,178	143,059	143,508
Long-term loans	35,364,180	34,018,539	36,662,103	46,930,421
Debentures	17,684,986	19,168,503	18,556,320	20,066,875

The fair value of vendor finance, vehicle loans, long-term loans and debentures is based on the net present value of the future cash flows discounted using a rate comparable to similar financing liabilities with similar terms and are level 2 measurements.

Exposure to interest rate risk is immaterial, and primarily relates to cash and cash equivalents. A 10% change in interest rates would not have a material effect on the value of the cash and cash equivalent balances.

Note 22—Non-Cash Transactions

During the year, the Company entered into the following non-cash transactions which are not reflected in the consolidated statement of cash flows:

•	Shares were issued as compensation for services by certain board of directors for $82,342 (2013—$172,087).

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 22—Non-Cash Transactions (Continued)

•	Shares were issued as compensation for employment services for $233,350 (2013—$306,286).

•	Shares were issued as employee share bonuses for $272,113 (2013—$112,026).

Note 23—Revenue

	2014	2013
Power generation	$6,195,021	$2,966,396
Engineering services	89,301	925,451
Other	51,974	617,751

	$6,336,296	$4,509,598

Note 24—Earnings Per Share

Basic and diluted earnings per share are calculated by dividing net loss by the average number of shares outstanding during each period.

The calculation of earnings per share is as follows:

	2014			2013
	Class A Common Shares	Class B Common Shares	Total	Class A Common Shares	Class B Common Shares	Total
Numerator:
Net loss—Basic and Diluted	$12,541,128	$3,902,066	$16,443,194	$(1,110,252)	$(384,607)	$(1,494,859)

Denominator:
Weighted average shares outstanding	59,698,600	18,574,712	78,273,312	53,619,983	18,574,712	72,194,695

Basic and Diluted earnings per share	$(0.21)	$(0.21)	$(0.21)	$(0.02)	$(0.02)	$(0.02)

For 2014 and 2013, respectively, 2,055,581 and 5,524,288 share options and warrants were excluded from diluted earnings per share calculations because their effect would have been anti-dilutive. All common shares related to the convertible debentures were excluded from the diluted earnings per share calculations because their effect would have been anti-dilutive.

Note 25—Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred. No amounts have been accrued at September 30, 2014 (2013—$nil).

Certain executive officers are entitled to a term of notice and specified compensation upon termination of employment in specific circumstances.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 25—Commitments and Contingencies (Continued)

Aggregate Future Maturities

Aggregate future maturities required on debt and other non-current liabilities for the years ending September 30, are as follows:

	2015	2016	2017	2018	2019	Thereafter	Total
Notes payable	$12,206,447	$—	$—	$—	$—	$—	$12,206,447
Vendor finance	927,815	648,441	—	—	—	—	1,576,256
Project finance	2,255,815	2,240,363	2,252,174	2,229,126	2,268,616	24,118,086	35,364,180
Debentures	6,254,531	—	11,430,455	—	—	—	17,684,986
Vehicle loans	30,651	24,521	22,477	6,130	—	—	83,779
Asset retirement obligations	—	—	—	—	—	2,874,610	2,874,610

	$21,675,259	$2,913,325	$13,705,106	$2,235,256	$2,268,616	$26,992,696	$69,790,258

Operating Leases

The Company leases certain office facilities and operating equipment under cancelable and non-cancelable agreements accounted for as operating leases. Based on foreign exchange rates at September 30, 2014, future minimum lease payments under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

For the year ending September 30,
2015	$294,312
2016	148,337
2017	5,910

$448,559

Total rent expense was $306,796 and $246,114 in 2014 and 2013, respectively.

Note 26—Changes in Non-Cash Working Capital

	2014	2013
Investing Activities
Trade receivables	431,559	412,477
Goods and services tax receivable	(242,284)	(360,586)
Trade and other payables	346,916	574,609

Changes in non-cash working capital in investing activities	$536,191	$626,500

Note 27—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through January 13, 2015, the date the financial statements were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the consolidated financial statements.

GENALTA POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

Note 27—Subsequent Events (Continued)

The owners of the Company are concurrently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to sell certain of the assets and liabilities of the Company, subject to the approvals of the directors and shareholders of the Company.

On January 7, 2015, the Company signed an agreement with an industry participant whereby each party will contribute their respective ownership interests in certain assets to a newly formed entity (“the Partnership”) in exchange for a 50% interest each in the Partnership. In addition, the Company has granted the Partnership an option to acquire three additional projects totaling 22 MW of expected capacity that are currently under development.

Under the terms of the agreement, the Company contributed five operating projects and one under development totaling 40 MW of capacity in the aggregate to the Partnership, with a net book value of $44,000,000 as of September 30, 2014 plus substantially all related liabilities. The partner has agreed to contribute its 67% ownership interest in an 11 MW power plant to the Partnership, and has also agreed to advance the Company a $14,800,000 unsecured loan, $5,800,000 of which has been advanced to the Company as of September 30, 2014.

The terms of the agreement provide that upon the occurrence of certain change in control events, the Company will have the right to acquire all of the energy projects contributed to the Partnership at a price that is set by the partnership agreement. Such right may be exercised by the Company at any time following its contribution of assets to the Partnership. The terms of the agreement also provide the other partner with similar purchase rights with respect to the assets that it contributed to the Partnership.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2013 AND 2012

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Global Ampersand LLC

Chowchilla, California

We have audited the accompanying consolidated balance sheets of Global Ampersand LLC and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, member’s deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Global Ampersand LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations, current liabilities in excess of current assets and debt maturing in the current year raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

January 12, 2015

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Current Assets
Cash	$442,323	$665,074
Accounts receivable	1,527,047	1,093,041
Prepaid expenses	—	501,405
Inventory:
Fuel	346,705	369,410
Parts and supplies	216,432	217,996

	563,137	587,406

Total Current Assets	2,532,507	2,846,926

Property, Plant and Equipment—net	19,526,688	21,677,250

Other Assets
Security deposits	1,507,152	1,488,639
Intangibles—emission reduction credits	2,492,609	2,492,609

Total Other Assets	3,999,761	3,981,248

Total Assets	$26,058,956	$28,505,424

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2013 AND 2012

	2013	2012
Liabilities and Member’s Deficit

Current Liabilities
Current portion of long-term debt and accrued interest	$57,568,839	$67,727,183
Accounts payable and other accrued liabilities	2,456,070	2,573,073
Deferred grant income, current portion	121,234	60,085
Due to related parties	3,428	45,537

Total Current Liabilities	60,149,571	70,405,878

Long-Term Liabilities
Deferred grant income, net of current portion	2,013,497	1,057,998
Long-term debt, net of current portion	—	10,230

Total Long-Term Liabilities	2,013,497	1,068,228

Total Liabilities	62,163,068	71,474,106
Commitments and contingent liabilities (Note 7)
Member’s Deficit	(36,104,112)	(42,968,682)

Total Liabilities and Member’s Deficit	$26,058,956	$28,505,424

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenue	$15,966,332	$13,244,961

Operating Expenses
Operations and maintenance	12,082,711	11,784,580
Cost of fuel	5,755,817	5,372,811
Depreciation	2,150,562	2,140,007

Total Operating Expenses	19,989,090	19,297,398

Loss from Operations	(4,022,758)	(6,052,437)

Other Income (Expense)
Grant income	119,559	18,437
Interest income	—	99,071
Interest expense	(5,732,231)	(6,289,775)

Total Other Expense	(5,612,672)	(6,172,267)

Net Loss	$(9,635,430)	$(12,224,704)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBER’S DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Member’s Deficit—January 1, 2012	$(56,564,022)

Debt Forgiveness	25,820,044
Net Loss	(12,224,704)

Member’s Deficit—December 31, 2012	(42,968,682)

Debt Forgiveness	16,500,000
Net Loss	(9,635,430)

Member’s Deficit—December 31, 2013	$(36,104,112)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows Used in Operating Activities
Net loss	$(9,635,430)	$(12,224,704)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,150,562	2,140,007
Interest accrued on long-term debt	4,001,959	(240,280)
Changes in operating assets and liabilities:
Prepaid expenses	501,405	(543,611)
Accounts receivable	(434,006)	809,053
Inventory	24,269	(67,035)
Security deposits	(18,513)	6,315,507
Accounts payable and other accrued liabilities	(117,003)	276,130
Due to related parties	(42,109)	45,537
Deferred grant revenue	1,016,648	1,118,083

Net Cash Used in Operating Activities	(2,552,218)	(2,371,313)

Cash Flows Used in Investing Activities
Purchases of property and equipment	—	(231,459)

Net Cash Used in Investing Activities	—	(231,459)

Cash Flows Provided by Financing Activities
Proceeds from note payable	483,343	—
Cash advances on debt	1,879,512	3,256,688
Cash payments made on debt	(33,388)	(33,602)

Net Cash Provided by Financing Activities	2,329,467	3,223,086

Net Change in Cash	(222,751)	620,314
Cash—Beginning	665,074	44,760

Cash—Ending	$442,323	$665,074

Supplemental Disclosure
Cash paid during the year for interest	$1,554,527	$4,534,099

Schedule of Non-Cash Activities
Debt forgiveness	$16,500,000	$25,820,044

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Organization

Global Ampersand LLC (the Company), formed under the state laws of Delaware on August 26, 2006 and is wholly-owned by ACM California LLC, engages in activities related to developing, owning, managing and operating biomass energy production facilities. Global Ampersand LLC owns a 100% capital interest in Merced Power, LLC (Merced) and Ampersand Chowchilla Biomass LLC (Chowchilla), respectively. Merced and Chowchilla each operates a 12.5MW biomass-fired electrical generation facility in Merced and Chowchilla, California, respectively (together, the Facilities). The Facilities use wood waste, construction waste, agricultural products, and other types of organic materials as fuel to generate electricity for sale to utility companies.

Nature of Operations

The cost of the facilities built in the United States of America may qualify for energy investment tax credits as provided under Section 48 of the Internal Revenue Code (IRC) (Section 48 Tax Credit) or alternatively, upon election, may be eligible for the United States Department of the Treasury (Treasury) grant payment for specified energy property in lieu of tax credits pursuant to Section 1603 of the American Recovery and Reinvestment Act of 2009 (Section 1603 Grant)

The Company is an exempt wholesale generator pursuant to Section 1262(6) of the Public Utility Holding Company Act of 2005 as determined by the Federal Energy Regulatory Commission. The Company sells electricity to Pacific Gas and Electric Company (PG&E) pursuant to two power purchase agreements (PPAs), each 20 years in term. On December 12, 2008, the Chowchilla facility’s commercial operation date was deemed and the term of the PPA began and will continue through December 11, 2023. On February 21, 2009, the Merced facility’s commercial operation date was deemed and the term of the PPA began and will continue through February 20, 2024, collectively (the CODs).

Note 2—Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. To date, the Company has had negative operating cash flows, net losses, has had debt forgiveness and has debt that is currently due or in default. The Company’s ability to continue as a going concern is dependent upon the continuing ability to obtain debt or equity financing to fund its operations and until positive cash flow is generated from ongoing business operations. There is no assurance that debt or equity financing will be available when needed on terms acceptable to the Company, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Management’s plan to remedy the doubt of a going concern is to sell the assets of the Company in the near future, refer to the discussion within the subsequent event (Note 9). In the event that the sale of the operational assets of the Company does not close, Management would seek to refinance its current debt to raise adequate capital to fund operations. However, as noted above there is no assurance that financing will be available on terms acceptable to the Company.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 3—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Global Ampersand LLC and its wholly-owned subsidiaries Merced and Chowchilla. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period presented. The most significant estimates with regard to these consolidated financial statements relate to impairment of long-lived assets and going concern assumptions. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash

The Company maintains cash deposits with financial institutions, which may at times exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes the risk of loss to be remote.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

As of December 31, 2013 and 2012, the Company has reviewed and determined that all balances in accounts receivable are fully collectible and, accordingly, there is no allowance for doubtful accounts.

Concentrations of Credit Risk

The Company sells electricity primarily to its sole customer, Pacific Gas & Electric Company (PG&E). Total revenues for sales to PG&E represent 99.3% in 2013 and 99.8% in 2012 and 100% of account receivables in both 2013 and 2012.

Inventories

The Company’s inventory consists of both fuel and parts. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Market is generally based on net realizable values.

Property, Plant and Equipment

Property, plant and equipment represent the costs of completed and operational projects transferred from construction in progress as well as land, furniture and fixtures, leasehold improvements, vehicles and other

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 3—Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment (Continued)

equipment. Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets’ useful lives. Biomass plants are depreciated over twenty years and the remaining assets are depreciated over five to ten years. Land is not depreciated. Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Upon retirement, sale or other disposition of equipment, the cost of and accumulated depreciation are removed from accounts and the related gain or loss, if any, is reflected in the year of disposal. Repair and maintenance costs are expensed as incurred.

Security Deposits

The Company records security deposits related to leased properties and security deposits with PG&E, as mandated within their PPA agreements. Security deposits were $1,507,152 in 2013 and $1,488,639 in 2012.

Intangible Assets—Emission Reduction Credits

Emission reduction credits are recorded at their cost at the date of acquisition and are classified as indefinite lived assets as the credits do not have a contractual life nor is there an identifiable consumption pattern. The Company evaluates the credits for impairment on an annual basis.

Impairment of Long-Lived Assets

The Company periodically evaluates its investments in long lived assets for impairment whether events have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows. The Company does not believe any events have occurred that would indicate its long-lived assets were impaired at December 31, 2013 and 2012, respectively.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income purposes.

Accordingly, there is no provision for federal and state income taxes.

There are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax would be reported as income taxes. Management’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of or changes in tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company’s tax returns for three years from the filing date and the current and prior three years remain subject to examination.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 3—Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company derives revenue from the generation of energy. Energy generation revenue is recognized as electricity is generated and delivered to the grid from either the Chowchilla or Merced biomass power facilities, and collectability is reasonably assured. Revenues are based on actual output and contractual sale prices set forth in long-term PPAs, assuming all other revenue recognition criteria are met. The Company evaluates its PPAs to determine whether they are in substance leases or derivatives and, if applicable, recognizes revenue pursuant to ASC 840 Leases and ASC 815 Derivatives and Hedging, respectively. As of December 31, 2013 and 2012, there were no PPAs that are accounted for as leases or derivatives and revenue is recognized on an accrual basis.

At December 31, 2013 and 2012, the Company is in compliance with all contractual covenants related to its PPA agreements.

When the Company is eligible for Section 1603 Grants, the Company recognizes receivable and corresponding deferred revenue for the grants when the Facilities are placed in service and the Section 1603 Grant is awarded. Eligibility and collectability are determined based upon an analysis of the related Facilities compliance with legal and regulatory requirements, and completion of related Section 1603 Grant applications. Deferred grant income is amortized using the straight-line method over the useful life of the related Facilities.

The Company has filed for Section 1603 Grants related to refurbishment of the Facilities, held by the Company in the aggregate amount of $24,582,707. As of December 31, 2013, the U.S. Department of Treasury has authorized payment for $2,272,726 of the total amount requested and has effectively denied payment on the remaining amounts based on the difference in the interpretation of the service dates of the Facilities. The Company is currently contesting this position. As such, the Company has not recorded the receivable and related deferred revenue.

Fair Value of Financial Instruments

At December 31, 2013 and 2012, the Company does not have assets or liabilities required to be measured at fair value in accordance with the authoritative guidance for fair value measurements.

Recently Issued Accounting Standards

In November 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-17, Pushdown Accounting, which gives an acquired entity the option of applying pushdown accounting in its stand-alone financial statements upon a change-in-control event. ASU 2014-17 is effective immediately and the Company has adopted ASU 2014-17. As discussed in Note 8, the Company was acquired by a related party on December 28, 2010. As the consolidated financial statements are being issued for the first time, the Company has adopted ASU 2014-17 effective on the December 28, 2010 change-in-control date.

In September 2014, FASB issued ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force), which amends current guidance for stock compensation tied to performance targets. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition and apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. ASU 2014-12 will be effective for interim and annual

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 3—Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards (Continued)

periods beginning after December 15, 2015 with early adoption permitted. The adoption of ASU 2014-12 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The standard will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related disclosures in certain circumstances. The new standard incorporates and expands upon certain principles that are currently in the auditing standards. Specifically, the new standard defines substantial doubt, requires assessments each annual and interim period, provides an assessment period of one year from the issuance date, and requires disclosures both when substantial doubt is alleviated by management’s plans and when substantial doubt remains unalleviated. ASU 2014-15 will be effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenues from Contracts with Customers, which provides guidance for revenue recognition. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance will be effective for the Company in the first quarter of its fiscal year ending December 31, 2017. The Company is currently in the process of evaluating the impact of this adoption of this ASU on the Company’s consolidated financial statements.

Earnings per Membership Interest

The Company, as a wholly-owned subsidiary of ACM California LLC, has a single membership interest and accordingly earnings per membership interest is the equivalent of earnings. Therefore, further presentation of earnings per membership interest information has not been presented.

Note 4—Property, Plant and Equipment

The following presents the categories within property, plant and equipment:

	2013	2012
Biomass plants	$26,819,839	$26,819,839
Machinery and equipment	3,075,750	3,075,750
Land	398,710	398,710
Computer equipment	320,566	320,566
Transmission equipment	198,869	198,869
Vehicles	61,748	61,748
Furniture and fixtures	35,390	35,390

	30,910,872	30,910,872
Less: accumulated depreciation	(11,384,184)	(9,233,622)

	$19,526,688	$21,677,250

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 4—Property, Plant and Equipment (Continued)

The Company recorded depreciation expense related to property, plant and equipment of $2,150,562 in 2013 and $2,140,007 in 2012.

Note 5—Intangible Assets—Emission Reduction Credits

State regulations require that the Company hold Emission Reduction Credits for the Chowchilla biomass plant. At the date of their acquisition, the cost of the emission reduction credits certificates were $2,492,609. While the Chowchilla biomass plant is in operation, these emission reduction credits have to be held at the San Joaquin Valley Air Pollution Control District as offsets to the estimated emissions from the plant. If operations cease at the Chowchilla biomass plant, the emission reduction credits, which are no longer required as part of the offsetting program, can be sold, leased, or banked for future use. The credits do not have a contractual life nor is there an identifiable consumption pattern. The Company has classified these as indefinite lived intangible assets.

In accordance with GAAP, the Company annually reviews the carrying value of intangible assets to determine whether impairment may exist. The Company does not believe any events have occurred that would indicate its emission reduction credits are impaired at December 31, 2013 and 2012, respectively.

Note 6—Long-Term Debt

The following is a summary of the Company’s indebtedness at December 31:

	2013	2012
Convertible Senior Secured Note (A)	$15,500,000	$32,000,000
Term Note Agreement (B)	33,329,472	31,449,951
Long-Term Financing Agreements (C)	8,474	41,862
Promissory Note (D)	483,334	—
Accrued Interest	8,247,559	4,245,600

	57,568,839	67,737,413
Less: current portion	(57,568,839)	(67,727,183)

	$—	$10,230

All debt, as described below is considered to be current either based on its maturity date or as a result of the Company’s non-compliance with certain financial and non-financial covenants, attached to the debt.

Convertible Senior Secured Note (A)

On June 29, 2007, the Company entered into a Convertible Senior Secured Note (the Note) with D.E. Shaw Synoptic Acquisition VII, LLC (D.E. Shaw). Under the terms of the Note, D.E. Shaw agreed to make advances of funds to the Company, from time to time, on or prior to the earlier of the closing of permanent financing, as defined in the Note, or the date of which acceptance of the Facilities occurs (the Maturity Date), in an aggregate principal amount of up to $26,500,000. The Company incurs a 15% per annum interest rate on all outstanding principal that compounds daily. All unpaid accrued interest is due and payable upon the maturity of the Note. In the event of default, interest shall be assessed at a rate of 18% per annum, compounding daily. The Note entered default in December 2007, at which point the default interest rate became effective.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 6—Long-Term Debt (Continued)

Convertible Senior Secured Note (A) (Continued)

From December 2007 through December 2010, the Company had subsequently amended the Note with D.E. Shaw (the Note Amendments) to:

i.	Increase principal borrowings from $26,500,000 to a maximum of $38,900,000.

ii.	Extend the maturity date through the earlier of June 15, 2011 or the date of the closing of permanent financings, as defined in the Note.

On December 15, 2010, ACM Corp. 6, a wholly-owned subsidiary of Akeida Environmental Master Fund (the Master Fund) (Note 8) acquired all of the debt from D.E. Shaw. The Note was subordinated on May 29, 2009 to the Term Note Agreement (B) described below.

Through the Note amendment dated December 28, 2012, ACM Corp. 6 agreed to provide the Company debt forgiveness, of interest and principal, in the amount of $25,820,044. Through the note amendment dated December 30, 2013, ACM Corp. 6 agreed to provide the Company debt forgiveness, of principal, in the amount of $16,500,000.

As ACM Corp. 6 is considered a related party (Note 8), the Company has recognized the debt forgiveness as a contribution to member’s equity within the statements of member’s equity in the amounts of $16,500,000 and $25,820,044 for the years ended December 31, 2013 and 2012, respectively. In addition, the interest rate was reduced to 0.1%.

The Note contains certain non-financial covenants. As of December 31, 2013 and 2012, the Company was not in compliance with certain covenants, which constitutes a default as defined within the Note. As a result of the default all outstanding principal and accrued interest has been presented as current liabilities on the accompanying consolidated balance sheets.

The Lender may, at its sole option, elect to convert up to $9,963,106 (the “Convertible Amount”) of the Note’s principal into a Class A Member’s Interest and become a member of the Company under the terms set forth with all of the rights, preferences, and obligations of Class A Members as defined in the operating agreement. However, as the Lender already retains a 100% member’s interest in the Company this option is unlikely to transpire.

Under certain terms of the Note it may become mandatory for the Lender to convert the Convertible Amount of the principal into Class A Member’s interest. However, in December 2007, the Note entered default, effectively terminating the Lender’s mandatory conversion clause thereafter. As a result, when the Note was acquired by the Company in 2010 the mandatory conversion feature was already negated.

Principal outstanding and accrued interest, due and payable on the Note, amounted to $15,500,000 and $32,000, respectively, in 2013. Principal outstanding and accrued interest, due and payable on the Note, amounted to $32,000,000 and $263, respectively, in 2012.

Term Note Agreement (B)

On May 25, 2009, the Company entered into a Term Note Agreement (the Term Note) with ACM Corp. 4 (the Holder), which is a related party of the Company (Note 8). The Term Note was for a principal amount of $9,000,000, with interest assessed at an annual rate of 15%. Interest is due and payable, in arrears on the 1st of

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 6—Long-Term Debt (Continued)

Term Note Agreement (B) (Continued)

each month. In the event of default the assumed interest rate shall revert to 20% per annum. No principal payments were made on the Term Note. The Term Note originally matured on May 25, 2011.

The Company has subsequently amended the Term Note four times (the Amendments). Under the Amendments the maturity date of the Term Note has been extended through December 31, 2015.

The Term Note calls for the Holder to provide certain voluntary advances at its sole discretion. During the years ended December 31, 2013 and 2012 the Holder has advanced the Company $1,879,521 and $3,256,688, respectively. The Holder has advanced the Company a total of $24,329,472 over the duration of the Term Note.

The Term Note contains certain financial and non-financial covenants. As of December 31, 2013 and 2012 the Company was not in compliance with certain covenants, which constitute a default on the Term Note. Additionally, the Company was in breach of the “Cross Default Clause” of the Term Note which specifies a default on the Note shall constitute a default on the Term Note. As a result of the default, all outstanding principal and accrued interest has been presented as current liabilities on the balance sheets.

Principal outstanding and accrued interest, due and payable on the Term Note, as of December 31, 2013, amounted to $33,329,472 and $8,168,057, respectively. Principal outstanding and accrued interest, due and payable, on the Term Note, as of December 31, 2012, amounted to $31,449,951 and $4,213,600, respectively.

On May 25, 2009, a Subordination Agreement was entered into between the Holder and D.E. Shaw. The Subordination Agreement advanced the Term Note (B) to senior debt and the Note (A) to subordinate debt.

Long-Term Financing Agreements (C)

On March 4, 2011 and April 6, 2011 the Company entered into certain long-term financing agreements (the Financing Agreements) for the acquisition of heavy equipment. The Financing Agreements have principal balances of $38,302 and $49,557, respectively and call for monthly payment of principal and interest. Interest is assessed at a rate of 7.65% per annum. The Financing Agreements are secured by the underlying heavy equipment.

Principal outstanding on the Financing Agreements, as of December 31, 2013 and 2012, amounted to $8,474 and $41,862, respectively.

Promissory Note (D)

On December 20, 2013 the Company entered into a Promissory Note with a lender (the Payee), in the principal amount of $500,000, with interest assessed at a rate of 10.71% per annum. The Promissory Note matures on April 30, 2014, at which time all outstanding principal and accrued interest is due and payable.

Principal outstanding on the Promissory Note as of December 31, 2013 amounted to $483,334.

The Payee of the Promissory Note is considered a related party (Note 8).

Letter of Credit

On July 2, 2012 the Company entered into a letter of credit agreement (the Letter Agreement) with a financer (the Financer). The Letter Agreement called for the Financer to make available to the Company up to

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 6—Long-Term Debt (Continued)

Letter of Credit (Continued)

$6,000,000 (the Line). Accordingly, the Company incurred a $50,000 monthly fee (the Procurement Fee) for the right of use of the Line. Additionally, the Company also incurs 10%, per annum, interest on all proceeds drawn and outstanding on the Line. The Letter Agreement shall terminate on June 30, 2015.

The Letter Agreement was subsequently amended in December 2012. Per the amendment the Financer increased the Line available to the Company by $2,000,000 for a total line of $8,000,000 (the Amended Line). Accordingly, the Procurement Fee paid by the Company was increased to $66,667, per month.

As of December 31, 2013 and 2012, the Company has not drawn from the Amended Line. The Company has incurred Procurement Fees of $800,004 in 2013 and $300,000 in 2012, which are included as part of the interest expense.

Note 7—Commitments and Contingent Liabilities

Lease Commitment

The Company leases 12.5 acres of real property in Madera County, California. The Company leases the property for the purpose of construction, installation, operation, and maintenance of the Chowchilla biomass power generation facility. The initial term of the lease is for a period of one hundred ninety-six months (ten months for construction and start-up of the facility). The lease calls for a First Term Extension Option to extend the term for an additional five years. If the First Term Extension Option is exercised, the Company shall have a second term extension option to extend the lease for an additional five years. Rent under the lease is $15,000 per month for years one through five; $16,000 per month for years six through ten; and $17,000 per month for years eleven through fifteen. If the Company elects the First Term Extension Option, rent will be $18,000 per month for years sixteen through twenty. If the Company elects to extend the lease under the second option, monthly rent will be $19,000 per month for years twenty-one through twenty-five. Rental payments will be reduced by 50% of the rental payment in effect at the start of decommissioning. The lease agreement provides for the Company to be solely responsible for all utility charges, maintenance expenses, real estate taxes, and insurance.

Prior to the beginning of the lease term, the Company had to make payments to the lessor to be used to prepare the premises for the start of the term. In addition to the premises preparation payments, the Company made a $90,000 deposit which will be held by the lessor during the term of the lease. At the end of the term, the lessor shall use the deposit to repair any and all damages to the buildings, roads, fencing, gates, clean-up, or as the lessor sees fit, in order to return the lessor’s property to the same condition that the property was in when it was leased to the Company, excepting reasonable wear and tear as may be expected over the term of the lease. Any remaining portion of the deposit shall be returned to the Company.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 7—Commitments and Contingent Liabilities (Continued)

Lease Commitment (Continued)

Future minimum rental payments required under the non-cancellable real estate operating lease, excluding certain operating expense payable by the Company are as follows:

For the year ending December 31,
2014	$192,000
2015	192,000
2016	192,000
2017	204,000
2018	204,000
Thereafter	612,000

$1,596,000

The total rental payments charged to expense, by the Company, amounted to $192,000 for the years ended December 31, 2013 and 2012, respectively.

Facilities Operating Commitment

On February 1, 2013, the Company entered into an operations and management agreement with Deltaway Operation Services, LLC (the Operator), (the O&M Agreement) for the operation and maintenance of the Facilities, through March 1, 2023.

As compensation for the services provided by the Operator, under the O&M Agreement the Company will pay all reasonable reimbursable cost and operating expenses incurred by the Operator. Additionally, the Company shall pay the Operator a management fee in the amount of $260,000, annually (the Management Fee).

The Management Fee is subject to escalation adjustments, on an annual basis effective January 1st, of the lesser of 2.25% or the annual change in the consumer price index as defined in appendix C of the O&M Agreement.

Under the O&M Agreement the Operator was paid $238,333 for operation and management services rendered during the year ended December 31, 2013. There was no escalation adjustment to the Management Fee.

On March 27, 2007, the Company entered into an operations and management agreement with NAES Corporation (the Prior Operator), (the NAES Agreement) for the operation and maintenance of the Facilities, for a five-year period commencing on December 31, 2007, the date at which the Prior Operator assumed control of the Facilities, through December 31, 2012. NAES remained the Prior Operator from January 1, 2013 through March 1, 2013 as the transitional period facility operator, at which time the Operator assumed control of the facilities.

As compensation for the services provided by the Prior Operator, under the NAES Agreement the Company paid all reasonable reimbursable cost and operating expenses incurred by the Prior Operator. Additionally, the Company paid the Prior Operator a management fee in the amount of $200,000, annually (the Prior Management Fee).

The Prior Management Fee is subject to escalation adjustments, on an annual basis effective January 1st, commencing on January 1, 2008. The escalation adjustment is determined based on employment cost trends published by the United States Bureau of Labor Statistics, as defined in appendix C of the NAES Agreement.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 7—Commitments and Contingent Liabilities (Continued)

Facilities Operating Commitment (Continued)

Under the NAES Agreement the Prior Operator was paid $218,219 for operation and management services rendered during the year ended December 31, 2012. This fee included a 2% escalation adjustment to the Prior Management Fee.

The Prior Operator is also eligible to earn an annual bonus or pay liquidating damages to the Company. The annual bonus or liquidating damages are calculated by comparing the performance goals defined in the agreement to actual performance. For the year ended December 31, 2012, no bonus or liquidating payments have been paid or received, respectively.

As of January 2013, the NAES Agreement was terminated and the Prior Operator was succeeded by Deltaway Operation Services, LLC as the “Operator”.

Future minimum facilities operation fees required under the agreement with the Operator, not including escalation cost, reimbursable or operating cost, are payable by the Company as follows:

For the year ending December 31,
2014	$260,000
2015	260,000
2016	260,000
2017	260,000
2018	260,000
Thereafter	1,300,000

$2,600,000

Power Purchase Agreement

Power purchase agreements have been executed with Pacific Gas and Electric for the two biomass plants. The PPAs have a term of 20 years from the date of execution of the latest amendments to the PPAs. The latest amendments to the PPAs were dated as of February 8, 2011. Revenue from the PPAs are accounted for as operating lease revenue. Future minimum revenue required under the PPAs are payable to the Company as follows:

For the year ending December 31,
2014	$12,115,000
2015	12,115,000
2016	12,115,000
2017	12,115,000
2018	12,115,000
Thereafter	147,439,000

$208,014,000

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 8—Related Parties

On December 28, 2010, Global Ampersand was acquired by ACM California LLC. ACM California LLC is a sole member entity owned by the Akeida Environmental Fund LP (Akeida), which is one of two shareholders in the Akeida Environmental Master Fund Ltd. (the Master Fund).

Through its subsidiaries, the Master Fund manages the Company and the Facilities and holds the senior and subordinate debt. ACM Corp. 4 and ACM Corp. 6 are wholly-owned subsidiaries of the Master Fund and are the Company’s Lenders (Note 6).

As owner, lender and manager to the Company, there are a number of related party transactions between various Akeida entities and the Company. These related party transactions can be categorized as either lender transactions or management transactions. ACM Corp. 4 is the Company’s senior lender under the Term Note Agreement (B) (Note 6). ACM Corp. 6 is the Company’s subordinate lender under the Convertible Senior Secured Note Agreement (A) (Note 6). Pursuant to the Agreements, the Company is liable for all reasonable costs and expenses incurred to administer and monitor the notes, which includes legal fees, administration fees and taxes. The Company is also responsible for reimbursing Akeida Capital Management (an Akeida entity) for costs incurred to manage the Company, which includes travel expenses, taxes, insurance and professional fees.

During the years ended December 31, 2013 and 2012, the Company incurred administration and monitoring costs related to the notes, with Akeida, in the amounts of $17,338 and $190,094, respectively. During the years ended December 31, 2013 and 2012, the Company incurred management cost, with Akeida, in the amounts of $121,520 and $1,960, respectively. In addition, Akeida continues to fund the payment of expenses on behalf of the Company.

Note 9—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through January 12, 2015, the date the financial statements were available to be issued. Except as described below no other events have occurred that require adjustment to or disclosure in the combined financial statements.

The owners of the Company are currently negotiating purchase agreements with LightBeam Electric Company (LightBeam) to sell the Chowchilla and Merced operational assets of the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

CONSTANTINE WIND ENERGY PORTFOLIO

COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

CONSTANTINE WIND ENERGY PORTFOLIO

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CONSTANTINE WIND ENERGY PORTFOLIO

We have audited the accompanying combined financial statements of CWE Northwind Limited, CWE Norwin Limited, CWE Endurance Limited, CWE DS Limited, and CWE WH Limited and its wholly owned subsidiaries (collectively, the Company, Constantine Wind Energy Portfolio), which are under common control, which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Constantine Wind Energy Portfolio as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying combined financial statements for the year ended December 31, 2013 have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the combined financial statements, the Company has suffered recurring losses from operations and have a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ DELOITTE LLP

London, England

January 13, 2015

CONSTANTINE WIND ENERGY PORTFOLIO

COMBINED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Current Assets
Cash	$2,828,891	$547,041
Accounts receivable	1,053,220	255,970
Value-added tax receivable	550,551	181,258
Prepaid expenses and other current assets	66,533	69,490

Total Current Assets	4,499,195	1,053,759

Property, Plant and Equipment—net	20,890,793	12,597,877

Other Assets
Restricted cash	280,296	—
Deferred financing costs—net	705,705	—

Total Other Assets	986,001	—

Total Assets	$26,375,989	$13,651,636

The accompanying notes are an integral part of these combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

COMBINED BALANCE SHEETS (CONTINUED)

DECEMBER 31, 2013 AND 2012

	2013	2012
Liabilities and Shareholders’ Deficit

Current Liabilities
Accounts payable	$280,011	$339,337
Accrued expenses	165,848	10,802
Related party payable	47,485	—
Current portion of long-term debt	388,547	—

Total Current Liabilities	881,891	350,139

Long-Term Liabilities
Asset retirement obligations	225,606	130,020
Long-term debt—less current maturities	5,636,603	—
Related party payable	20,424,413	13,284,211

Total Long-Term Liabilities	26,286,622	13,414,231

Total Liabilities	27,168,513	13,764,370

Commitments and Contingencies (Note 7)

Shareholders’ Deficit
Combined share capital; $1.65 (£1.00) par value, 104 shares outstanding at December 31, 2013; and $1.62 (£1.00) par value, 103 shares outstanding at December 31, 2012	168	166
Accumulated deficit	(753,656)	(110,918)
Accumulated other comprehensive loss	(39,036)	(1,982)

Total Shareholders’ Deficit	(792,524)	(112,734)

Total Liabilities and Shareholders’ Deficit	$26,375,989	$13,651,636

The accompanying notes are an integral part of these combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenue	$2,043,508	$351,593
Costs of Revenue	909,974	208,708

Gross Margin	1,133,534	142,885
General and Administrative Expenses (including $467,469 (2012: $91,760) to related parties)	615,501	140,736

Operating Income	518,033	2,149

Other Income (Expense)
Interest expense	(130,705)	—
Interest expense—related party	(1,048,162)	(98,281)
Foreign currency transaction gains (losses)	18,096	(1,932)

Total Other Income (Expense)	(1,160,771)	(100,213)

Loss before Benefit for Income Taxes	(642,738)	(98,064)
Benefit for Income Taxes	—	—

Net Loss	$(642,738)	$(98,064)

The accompanying notes are an integral part of these combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Net Loss	$(642,738)	$(98,064)

Other Comprehensive Loss
Foreign currency translation adjustments, net of tax of $0	(37,054)	(758)

Comprehensive Loss	$(679,792)	$(98,822)

The accompanying notes are an integral part of these combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

COMBINED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Shares Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Deficit

	Outstanding	Amount
Balance—January 1, 2012	2	$3	$(2,740)	$(12,854)	$(15,591)
Shares issued	101	163	—	—	163
Net loss	—	—	—	(98,064)	(98,064)
Foreign currency translation adjustments	—	—	758	—	758

Balance—December 31, 2012	103	166	(1,982)	(110,918)	(112,734)
Share issued	1	2	—	—	2
Net loss	—	—	—	(642,738)	(642,738)
Foreign currency translation adjustments	—	—	(37,054)	—	(37,054)

Balance—December 31, 2013	104	$168	$(39,036)	$(753,656)	$(792,524)

The accompanying notes are an integral part of these combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows (Used in) Provided by Operating Activities
Net loss	$(642,738)	$(98,064)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	576,858	127,245
Amortization of deferred financing costs	15,264	—
Accretion of asset retirement obligations	9,872	—
Interest accrued into related party payable	1,048,162	98,281
Loss on abandonment of development in progress	(129,788)	—
Changes in operating assets and liabilities:
Accounts receivable	(751,360)	(251,129)
Prepaid expenses and other current assets	4,172	(68,177)
Accounts payable and accrued expenses	83,930	343,522

Net Cash Provided by Operating Activities	214,372	151,678

Cash Flows Used in Investing Activities
Increase in restricted cash	(265,931)	—
Value-added tax receivable	(346,804)	(149,871)
Purchases of property, plant and equipment	(7,989,065)	(12,213,573)

Net Cash Used in Investing Activities	(8,601,800)	(12,363,444)

Cash Flows Provided by Financing Activities
Share capital issued	2	163
Deferred financing costs	(721,794)	—
Advances from related parties	5,510,015	12,748,299
Proceeds from issuance of long-term debt	5,956,105	—
Payments on long-term debt	(239,740)	—

Net Cash Provided by Financing Activities	10,504,588	12,748,462

Effect of Foreign Exchange Rate on Cash	164,690	10,336

Net Change in Cash	2,281,850	547,032
Cash—Beginning	547,041	9

Cash—Ending	$2,828,891	$547,041

Supplemental Disclosure
Cash payments for interest	$105,568	$—

Cash payments for income taxes	$—	$—

Supplemental Disclosures of Noncash Investing and Financing Activities
Asset retirement obligations	$78,259	$130,020

The accompanying notes are an integral part of these combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Summary of Significant Accounting Policies

Description of Business

The Constantine Wind Energy Portfolio combined financial statements combine the results and position of several subsidiary undertakings (collectively, the Company) of Constantine Wind Energy Limited. Constantine Wind Energy Limited (CWE) is a company incorporated under the Companies Act 2006 in the United Kingdom (UK), registered number 07663015, and is owned: 42.5% by Constantine Group plc, registered number 00649369; 42.5% by JEMM Capital Limited, registered number 06937797; and 15% by Mr Sean Notley, a private individual. The subsidiaries of CWE were also incorporated under the Companies Act 2006 in the United Kingdom. The Company engages in the development, construction, financing, ownership and operation of wind turbine facilities in the UK. Financing of the acquisition or construction of facilities is done primarily through advances from CWE and its shareholders. The Company sells the electricity generated by the wind facilities under power purchase agreements (PPAs) to third-party customers, typically consisting of public utilities, energy co-operatives, municipalities, or private entities. It receives the majority of its income from Feed-In Tariffs (FITs), which are 20-year subsidies for energy generation payable at a fixed rate per kWh underwritten by the government of the United Kingdom.

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). They include the combined results of the following entities:

CWE Northwind Limited, incorporated on June 9, 2011 with £1 of share capital

CWE Norwin Limited, incorporated on June 20, 2012 with £1 of share capital

CWE Endurance Limited, incorporated on November 7, 2011 with £1 of share capital

CWE DS Limited, incorporated on December 12, 2013 with £1 of share capital

CWE WH Limited, incorporated on November 2, 2012 with £100 of share capital, and its wholly-owned subsidiaries:

CWE Struan Limited

CWE Meikle Float Limited

CWE Airdrie Limited

CWE Jacobshall Limited

CWE Gardrum Limited

The combined entities are under the common control of Constantine Wind Energy Limited. Intercompany transactions have been eliminated upon combination. Constantine Wind Energy Limited owns 100% of the share capital of CWE Northwind Limited, CWE Norwin Limited, CWE Endurance Limited and CWE DS Limited, and 75% of the equity of CWE WH Limited. The combined financial statements combine 100% of the results and position of these companies (and the wholly-owned subsidiaries of CWE WH Limited), presented to reflect the assets or shares to be acquired by Fifty ID RE Limited, a company incorporated under the Companies Act 2006 in the UK, registered number 09158616, for immediate resale to LightBeam Electric Company (LightBeam), a company incorporated in the state of Delaware in the United States of America (see Note 10).

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regard to these combined financial statements relate to the assumptions utilized within the asset retirement obligation calculations, estimated lives of property, plant and equipment, and going concern assumptions. Actual results could differ from those estimates and such differences may be material to the combined financial statements.

Cash

The Company maintains cash, which consists principally of demand deposits with high credit quality financial institutions. The Company periodically assesses the financial condition of institutions and believes the risk of loss to be remote.

Restricted Cash

The Company classifies cash as restricted when it is unavailable for withdrawal or usage for general operations. During 2013, the Companies entered into debt agreements with various lenders that specify certain amounts of loan proceeds deposited into debt service reserve accounts. In addition, specified amounts are required to be deposited into the debt service reserve accounts at each loan repayment date. The balance of cash held in such accounts totaled $280,296 at December 31, 2013. The release of restricted cash is dependent upon timely repayment of the debt and compliance with financial covenants.

Revenue Recognition

The Company derives revenue from the sale of electricity and the related renewable energy feed-in tariffs (FITs) and levy exemption certificates (LECs), net of sales tax, collectively energy generation. Energy generation is recognized as delivered to the customers. Revenues are recorded on an accrual basis and are based on actual output and contractual sales prices set forth in the PPAs.

Accounts Receivable

The Company’s receivables are uncollateralized customer obligations from energy generation. The Company maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts. The allowance is based upon the creditworthiness of the Company’s customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance. The Company believes all amounts are collectible and an allowance for doubtful accounts is not required as of December 31, 2013 and 2012. Unbilled amounts included in accounts receivable were $446,170 at December 31, 2013 and $248,756 at December 31, 2012.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company places its cash with high quality institutions to mitigate the potential risk of loss.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk (Continued)

The Company sells electricity primarily to creditworthy utilities under long-term, fixed priced PPAs. The Company had two customers that amounted to approximately 95% of the combined revenues and receivables in 2013. The Company had three customers that accounted for 100% of the combined revenues and receivables in 2012. The majority of the Company’s income from energy generation derives from Feed-In Tariffs (FITs). FITs are 20-year subsidiaries for renewable energy generation underwritten by the government payable at a fixed rate per kWh but responsibility for paying these FITS to the Company rests with the utility companies.

Property, Plant and Equipment

Property, plant and equipment represent the costs of completed and operational projects transferred from development in progress. Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets’ useful lives of twenty years. Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Repair and maintenance costs are expensed as incurred.

Development in Progress

Costs incurred related to the developing, permitting, preconstruction, construction, and direct administrative costs are capitalized as development in progress. Interest costs incurred on debt during the construction phase and all deferred financing costs amortized during the construction phase are also capitalized in development in progress. The Company capitalizes interest on long-term projects using a rate that approximates the weighted average cost of borrowing. Upon achieving commercial operations, development in progress is transferred to property, plant and equipment and is depreciated over its estimated useful lives using the straight-line method.

Impairment of Long-Lived Assets

The Company reviews its investment in energy property for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When evaluating impairment, if the undiscounted cash flows estimated to be generated by the energy property are less than its carrying amount, management compares the carrying amount of the energy property to its fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the excess of the asset’s carrying value over its estimated fair value. No impairment loss was recognized during the periods ended December 31, 2013 and 2012.

Asset Retirement Obligation

In connection with the acquisition or development of wind turbine facilities, the Company may have the legal requirement to remove long-lived assets constructed on leased property and to restore the leased property to its condition prior to the construction of the long-lived assets. This legal requirement is referred to as an asset retirement obligation (ARO). If the Company determines that an ARO is required for a specific facility, the Company records the present value of the estimated liability when the facility is constructed. AROs recorded for a leasing arrangement are accounted for as a liability in the initial period recognized. Upon initial recognition of the ARO liability, an equal ARO asset is also recognized, which is amortized over the term of the lease. After initial recognition of the liability, the Company accretes the ARO to its future value over the facility’s useful life or lease period.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Deferred Financing Costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the lives of the respective loans using the straight line method, which approximates the effective-interest method. Amortization of deferred financing costs is recorded as interest expense in the combined statements of operations and is subject to the Company’s capitalized interest policy.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts for financial reporting purposes.

The Company records valuation allowances to reduce deferred tax assets to the amount expected to be realized. In assessing the adequacy of recorded valuation allowances, the Company considers a variety of factors including losses in recent years, the scheduled reversal of deferred tax liabilities, future taxable income and prudent and feasible tax planning strategies.

The Company follows Accounting Standards Codification (ASC) 740, Income Taxes, on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. As of December 31, 2013 and 2012, the Company had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities would be included in interest expenses. For the years ended December 31, 2013 and 2012, the Company did not incur any penalties and interest. The Company files income tax returns in the U.K. The Company’s U.K. income tax returns for August 31, 2013 and forward are subject to examination.

Value-Added Tax

The Company records value-added tax (VAT) as either a receivable or a payable on the accompanying combined balance sheets when net amounts are either due from or due to, respectively, related to the construction and operations of wind turbine facilities.

Comprehensive Loss

Comprehensive loss consists of net loss and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Significant components of other comprehensive loss, net of provision for income taxes, include foreign currency translation adjustments.

Foreign Currency

The combined financial statements are presented in U.S. dollars. The Company is located and operates in the U.K., and thus utilizes the pound sterling as its functional currency. Assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at average exchange

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Foreign Currency (Continued)

rates prevailing during the period. Any resulting translation gains or losses are reported in other comprehensive loss. Foreign currency translation adjustments resulted in translation losses of $37,054 in 2013 and $758 in 2012.

Risks and Uncertainties

The Company is subject to a variety of factors, including the economy, the regulatory environment, the electricity markets, and the availability of capital resources. As with any power generation facility, operation of the Company’s wind turbine facilities involves risk, including the performance of the facilities below expected levels of efficiency and output, shut downs due to breakdown or failure of equipment or processes, violation of permit requirements, operator error, labor disputes, weather interferences, or catastrophic events such as fires, earthquakes, floods, explosions, or other similar occurrences affecting a power generation facility or its power purchasers. The occurrence of any of these events could significantly reduce or eliminate revenues generated by these facilities or significantly increase the expenses of each of the facilities, adversely impacting the Company’s ability to make payments of principal and interest on its debt or finance lease obligations when due.

Note 2—Going Concern

These combined financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying combined financial statements, the Company had losses from operations, negative operating cash flows, and liabilities in excess of assets. The Company is financed substantially through related party advances from its shareholders and is dependent upon the continuing ability to obtain debt or related party financing to fund its operations until positive cash flow is generated from ongoing operations.

The Company’s parent company, Constantine Wind Energy Limited, and its shareholders have provided the Company with an undertaking that they will support the Company for the foreseeable future, or for so long as Constantine Wind Energy Limited retains control of the Company. However, as disclosed in Note 10, the owners of the company are currently negotiating a sale of the company to Fifty ID RE Limited to sell all ownership interest in the Company, contingent upon its immediate resale. Fifty ID is currently negotiating a purchase agreement with LightBeam Electric Company to immediately resell its acquired interest in the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock. Whilst management would expect a new owner to continue to support the company, the inherent uncertainty in respect of the initial public offering and their future plans and ability to support the company, raises substantial doubt about the Company’s ability to continue as a going concern.

These combined financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 3—Property, Plant and Equipment

The following presents the categories within property, plant and equipment at December 31, 2013 and 2012:

	2013	2012
Wind turbine facilities	$17,382,288	$9,100,626
Less: accumulated depreciation	(740,403)	(129,696)

	16,641,885	8,970,930
Development in progress	4,248,908	3,626,947

	$20,890,793	$12,597,877

The Company recorded depreciation expense related to property, plant and equipment of $576,858 in 2013 and $127,245 in 2012.

Interest incurred to fund the construction of wind turbine facilities has been capitalized during each facilities development. Interest capitalized totaled $186,326 in 2013 and $226,448 in 2012.

During 2013, the Company incurred losses related to the abandonment of development in progress in the amount of $129,788, which is included within the costs of revenue line of the accompanying statements of operations.

Note 4—Deferred Financing Costs

Deferred financing costs consist of certain legal and bank fees related to the issuance of various debt instruments described in Note 5. Deferred financing costs consist of the following at December 31, 2013 and 2012:

	2013	2012
Deferred costs	$721,794	$—
Accumulated amortization	(16,089)	—

Deferred financing costs—net	$705,705	$—

The Company recorded amortization expense related to deferred financing costs of $15,264 in 2013.

Note 5—Long-Term Debt

The following is a summary of the Company’s indebtedness at December 31, 2013 and 2012:

	2013	2012
Bank Term Loan	$1,956,794	$—
Credit Facility	4,068,356	—

	6,025,150	—
Less: current portion	(388,547)	—

	$5,636,603	$—

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 5—Long-Term Debt (Continued)

Bank Term Loan

On September 13, 2013, the Company, through CWE Endurance Limited, entered into a loan arrangement with Close Leasing Limited to provide funding of up to £2,000,000 ($3,297,600 at December 31, 2013). The loan has up to four draw periods allowable and $1,981,312 had been originally drawn as of December 31, 2013. The advances bear interest at fluctuating fixed and variable rates on a daily basis. The principal and interest on the fixed interest portion is repayable in equal quarterly installments for 57% of the advanced amount, with the remaining balance payable in September 2018. The repayments on the variable interest portion are interest only, payable quarterly, with the principal repayable in September 2018.

The first advance totaled £952,946 ($1,571,218 at December 31, 2013), of which of £592,445 ($976,824 at December 31, 2013) bears interest at the fixed rate of 8.53% and £360,501 ($594,394 at December 31, 2013) bears interest at the 3 month LIBOR rate plus 6.93%. The second advance totaled £248,723 ($410,094 at December 31, 2013) and bears interest at the fixed rate of 8.34% at December 31, 2013. At December 31, 2013, $1,956,794 remained outstanding from the amount originally drawn.

The debt is secured by fixed and floating charges over the assets and shares of CWE Endurance Limited. The debt includes various financial and non-financial covenants, including debt-service coverage. CWE Endurance Limited was in compliance with all financial covenants at December 31, 2013.

Credit Facility

On August 13, 2013, the Company, through CWE Northwind Limited, entered into a credit facility with Raiffeisen Bank International (RBI) to provide up to $10,475,000. The loan has up to five draw periods allowable and $4,296,529 had been originally drawn as of December 31, 2013. The advances bear interest at fluctuating fixed and variable interest rates with repayments due in quarterly installments of interest and principal through 2025.

The first advance totaled $2,176,546 and bears interest at a fixed rate of 6.175%. The second advance totaled $2,119,983 and bears interest at a fixed rate of 6.025%. At December 31, 2013, $4,068,356 remained outstanding from the amount originally drawn.

The debt is secured by fixed and floating charges over the assets and shares of CWE Northwind Limited. The notes include various financial and non-financial covenants, including debt-service coverage. CWE Northwind Limited was in compliance with all financial covenants at December 31, 2013.

The following are amounts due for long-term debt as of December 31, 2013:

For the year ending December 31,
2014	$388,547
2015	415,724
2016	444,955
2017	477,446
2018	1,661,676
Thereafter	2,636,802

$6,025,150

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 6—Related Parties

Related Party Payable

The Company receives funding from its parent, Constantine Wind Energy Limited. The funding advanced from Constantine Wind Energy bears interest at 8%, calculated quarterly with all outstanding principal and interest due on June 30, 2028. The Company had $20,424,413 at December 31, 2013 and $13,284,211 at December 31, 2012 outstanding.

The Company receives funding from its ultimate parent company. The funding advanced from the Constantine Wind Energy Limited bears interest at 8%, calculated quarterly, and does not have any set repayment terms. The Company had $47,485 at December 31, 2013 and $0 at December 31, 2012 outstanding.

The Company incurred interest (net of capitalized interest) and similar charges of $1,048,162 in 2013 and $98,281 in 2012 on amounts advanced by Constantine Wind Energy Limited.

The Company paid $467,469 in 2013 and $91,760 in 2012 for management fees to Constantine Group plc for administrative and technical support.

Other Related Party transactions

The Company made purchases of property, plant and equipment from TGC Renewables Limited (TCG), an associated company in which Constantine Group plc (a 42.5% shareholder in CWE, the Company’s parent) has held a controlling interest. Effective August 5, 2013, TCG ceased to be controlled by the Constantine Group. Property, plant and equipment purchased from TCG totaled $3,029,580 in 2013 and $9,743,479 in 2012.

Note 7—Commitments and Contingencies

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred.

Lease Commitments

The Company has entered into various land lease agreements for the sites where wind turbine facilities have been constructed or are in the process of being constructed. All such leases are treated as operating leases. The Company has annual commitments under these operating leases with payments, including certain leases with contingent rental payments, ranging from £4,000 to £13,500 ($6,595 to $22,259 at December 31, 2013) with terms expiring at various times through May 2049. Certain lease arrangements provide for contingent rental payments based on a percentage of revenue or facility performance. Terms of the leases generally contain indexation of rent based on the Retail Price Index (RPI) and certain landlord premiums and incentives. Rent expense totaled $149,657 in 2013 and $38,707 in 2012.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 7—Commitments and Contingencies (Continued)

Lease Commitments (Continued)

Future minimum rental payments required under non-cancellable operating leases, excluding certain operating expense payable by the Company are as follows:

For the years ending December 31,
2014	$393,757
2015	470,353
2016	470,353
2017	470,353
2018	470,353
Thereafter	7,910,199

$10,185,368

Note 8—Asset Retirement Obligations

The Company accounts for its Asset Retirement Obligation (ARO) in accordance with ASC 410, Asset Retirement and Environmental Obligations. The Company has a contractual obligation to remove the wind turbine facilities and restore the land site to its original state at the end of the lease term. The Company estimates the fair value of the ARO using the expected present value techniques in which it makes various assumptions including the estimates of the amounts and timing of future cash flows, credit-adjusted risk free rates (7.65% at December 31, 2013) and cost escalation rates (2% at December 31, 2013). The Company recognizes an increase to investment in property, plant and equipment and an asset retirement liability at the time the assets are constructed. Each period, the liability will be accreted to its future value while the aggregate capitalized cost of $215,200 is depreciated over the life of the related assets. The asset retirement obligation was $225,606 at December 31, 2013 and $130,020 at December 31, 2012. Accretion expense was $9,716 in 2013 and $0 in 2012, and is included in costs of revenue in the accompanying combined statements of operations.

Note 9—Income Taxes

All pretax income (loss) is sourced in the U.K. Current taxes are zero due to the losses incurred. Net deferred taxes are zero due to the full valuation allowance recorded.

The following table presents a reconciliation of the statutory income tax rate to the Company’s effective tax rate, as a percentage of income before taxes for the years ended December 31, 2013 and 2012:

	2013	2012
United Kingdom tax rate	(23.25%)	(24.50%)
Non-deductible expense	5.19%	11.20%
Effect of tax rate change	2.76%	0.81%
Increase to valuation allowance	15.30%	12.49%

Effective income tax rate	—%	—%

In July 2013, the U.K. tax rate decreased from 23% to 21% effective April 1, 2014 and was further lowered to 20% effective April 1, 2015.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 9—Income Taxes (Continued)

The following table presents significant components of the Company’s deferred tax assets and deferred tax liabilities as of December 31, 2013 and 2012:

	2013	2012
Deferred tax assets (liabilities)
Property, plant and equipment	$2,755	$(24,881)
Tax loss carryforward	113,498	37,281

Total gross deferred tax assets	116,253	12,400
Less: valuation allowance	(116,253)	(12,400)

Total net deferred tax assets (liabilities)	$—	$—

The deferred tax assets, other than tax loss carryforwards, resulted primarily from temporary differences between book and tax basis of property, plant, and equipment. The Company regularly assesses the likelihood that future taxable income levels will be sufficient to ultimately realize the tax benefits of the deferred tax assets. Existence of recent operating losses prohibits the Company from relying on estimates of future levels of profitability to realize the tax benefits of the deferred tax assets. Should the Company determine that future realization of the tax benefits is not more likely than not, additional valuation allowance would be established which would increase the Company’s tax provision in the period of such determination. The Company estimates it is more likely than not that the benefit of the deferred tax assets will not be realized. Accordingly, a full valuation has been recorded as of December 31, 2013 and 2012.

The Company had U.K. Corporation trading loss carryforwards of approximately $566,988 at December 31, 2013 and $162,092 at December 31, 2012. These carryforwards are available indefinitely within each operating company to reduce future taxable income in that operating company.

The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. As of December 31, 2013, the Company does not have any unrecognized tax benefits and does not have any tax positions for which it is reasonably possible that the amount of gross unrecognized tax benefits will increase or decrease within 12 months after the year ended December 31, 2013.

The Company may not have claimed capital allowances which have been used in these four computations. However, the Company will be able to use these allowances in future years.

The Company files income tax returns in the U.K. The Company’s U.K. income tax returns for August 31, 2013 and forward are subject to examination.

Note 10—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 13, 2015, the date the financials were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 10—Subsequent Events (Continued)

Subsequent to December 31, 2013, the Company raised additional finance from the following lenders:

•	a loan of £1,172,591 from Close Leasing Limited, received on August 18, 2014 bearing interest at 8.04%;

•	a loan of £1,200,000 from Triodos Bank NV, received on February 3, 2014 bearing interest at 8.10%;

•	a loan of £1,000,000 from Triodos Bank NV, received on December 10, 2014 bearing interest at 5.50%;

•	a loan of £1,200,000 from Triodos Bank NV, received on December 19, 2014 bearing interest at 5.40%; and

•	a loan of £3,400,00 from Assetz SME Capital Limited, received on November 5, 2014 bearing interest at 10.00%.

The owners of the Company are currently negotiating a purchase agreement with Fifty ID RE Limited (Fifty ID) to sell all ownership interest in the Company, contingent upon its immediate resale. Fifty ID is currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to immediately resell its acquired interest in the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

MUIRDEN ENERGY PORTFOLIO

COMBINED FINANCIAL STATEMENTS

AND INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2013 AND 2012

MUIRDEN ENERGY PORTFOLIO

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF THE MUIRDEN ENERGY PORTFOLIO

We have audited the accompanying combined financial statements of South Nittanshead Renewables LLP (a partnership) and Leylodge Renewables LLP (an affiliated partnership) (collectively, the Company, the Muirden Energy Portfolio), both of which are under common control, which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive loss, members’ deficit, and cash flows for the year ended December 31, 2013 and the period from August 16, 2012 (date of inception) through December 31, 2012, and the related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of South Nittanshead Renewables LLP and Leylodge Renewables LLP as of December 31, 2013 and 2012, and the combined results of their operations and their cash flows for the year ended December 31, 2013 and the period from August 16, 2012 (date of inception) through December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying combined financial statements for the year ended December 31, 2013 have been prepared assuming South Nittanshead Renewables LLP and Leylodge Renewables LLP will continue as a going concern. As discussed in Note 2 to the combined financial statements, South Nittanshead Renewables LLP and Leylodge Renewables LLP have suffered recurring losses from operations and have a net capital deficiency that raises substantial doubt about their ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2 to the combined financial statements. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ DELOITTE LLP

London, England

January 13, 2015

MUIRDEN ENERGY PORTFOLIO

COMBINED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Current Assets
Cash	$28,732	$—
Value-added tax receivable	53,248	—

Total Current Assets	81,980	—

Development in Progress	408,448	123,192

Total Assets	$490,428	$123,192

Liabilities and Members’ Deficit

Current Liabilities
Accounts payable	$37,782	$—
Due to member	49,558	—
Related party payable	413,700	123,321

Total Liabilities	501,040	123,321

Commitments and Contingencies (Note 5)

Members’ Deficit
Members’ deficit	(10,072)	(129)
Accumulated other comprehensive loss	(540)	—

Total Members’ Deficit	(10,612)	(129)

Total Liabilities and Members’ Deficit	$490,428	$123,192

The accompanying notes are an integral part of these combined financial statements.

MUIRDEN ENERGY PORTFOLIO

COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

	2013	2012
Revenue	$—	$—
Cost of Revenue	—	—

Gross Margin	—	—
General and Administrative Expenses	9,942	129

Operating Loss	(9,942)	(129)
Interest Expense	—	—

Net Loss	$(9,942)	$(129)

The accompanying notes are an integral part of these combined financial statements.

MUIRDEN ENERGY PORTFOLIO

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

	2013	2012
Net Loss	$(9,942)	$(129)
Other Comprehensive Loss
Foreign currency translation adjustments	(540)	—

Comprehensive Loss	$(10,482)	$(129)

The accompanying notes are an integral part of these combined financial statements.

MUIRDEN ENERGY PORTFOLIO

COMBINED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

	Accumulated Other Comprehensive Loss	Members’ Deficit	Total Members’ Deficit
Net loss	$—	$(129)	$(129)

Balance—December 31, 2012	—	(129)	(129)
Net loss	—	(9,942)	(9,942)
Foreign currency translation adjustments	(540)	—	(540)

Balance—December 31, 2013	$(540)	$(10,071)	$(10,611)

The accompanying notes are an integral part of these combined financial statements.

MUIRDEN ENERGY PORTFOLIO

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

	2013	2012
Cash Flows Used in Operating Activities
Net loss	$(9,943)	$(129)

Net Cash Used in Operating Activities	(9,943)	(129)

Cash Flows Used in Investing Activities
Purchase of development in progress	(232,370)	—
Value-added tax receivable	(50,519)	—

Net Cash Used in Investing Activities	(282,889)	—

Cash Flows Provided by Financing Activities
Advances from member	47,018	—
Advances from related party	273,074	129

Net Cash Provided by Financing Activities	320,092	129

Effect of Foreign Exchange Rate on Cash	1,472	—

Net Change in Cash	28,732	—
Cash—Beginning	—	—

Cash—Ending	$28,732	$—

Supplemental Disclosure of Noncash Investing Activities
Purchase of development in progress financed through accounts payable	$35,845	$—

The accompanying notes are an integral part of these combined financial statements.

MUIRDEN ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 1—Summary of Significant Accounting Policies

Description of Business

The Muirden Energy Portfolio combined financial statements includes the combined operations of South Nittanshead Renewables LLP and Leylodge Renewables LLP (collectively, the Company or combined entities). The combined entities were formed under Section 2 of the Limited Liability Partnerships Act 2000 in the United Kingdom (U.K.). South Nittanshead Renewables LLP was formed on October 29, 2012. Leylodge Renewables LLP was formed on August 16, 2012.

The Company engages in the development, construction, financing, ownership, and operation of wind turbine facilities in the U.K. Financing of the acquisition or construction of facilities is done primarily through advances from members and related parties. The Company will sell the electricity generated by the wind facilities, once completed, under power purchase agreements (PPAs) to third-party customers, typically consisting of public utilities, energy cooperatives, municipalities, or private entities.

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). They include the combined results of the combined entities. The combined entities are under common control. Since August 16, 2012 is the earliest of their respective formation dates, it is considered the Date of Inception for the purposes of the combined financial statements. All intercompany transactions have been eliminated upon combination.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regards to these combined financial statements relate to the assumptions utilized within the asset retirement obligation calculation, estimated lives of property, plant and equipment and going concern assumptions. Actual results could differ from those estimates and such differences may be material to the combined financial statements.

Cash

Cash consists of balances in depository accounts at high credit quality financial institutions. The Company periodically assesses the financial condition of institutions and believes the risk of loss to be remote.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high quality institutions to mitigate the potential risk of loss.

MUIRDEN ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Development in Progress

Costs incurred related to the developing, permitting, preconstruction, construction, and direct administrative costs are capitalized as development in progress. Upon achieving commercial operations, development in progress will be transferred to property, plant and equipment and will be depreciated over their estimated useful lives of twenty years using the straight-line method. No depreciation is recognized on development in progress.

Impairment of Long-Lived Assets

The Company reviews its investment in energy property for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When evaluating impairment, if the undiscounted cash flows estimated to be generated by the energy property are less than its carrying amount, management compares the carrying amount of the energy property to its fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the excess of the asset’s carrying value over its estimated fair value. No impairment loss was recognized during the year ended December 31, 2013 and the period from August 16, 2012 through December 31, 2012.

Asset Retirement Obligation

In connection with the acquisition or development of wind turbine facilities, the Company may have the legal requirement to remove long-lived assets constructed on leased property and to restore the leased property to its condition prior to the construction of the long-lived assets. This legal requirement is referred to as an asset retirement obligation (ARO). If the Company determines that an ARO is required for a specific facility, the Company records the present value of the estimated liability when the facility is constructed. AROs recorded for owned facilities are recorded by increasing the carrying value of property, plant and equipment and depreciated over the facility’s useful life, while an ARO recorded for a leasing arrangement is accounted for as a liability in the initial period recognized and amortized over the term of the lease. After initial recognition of the liability, the Company accretes the ARO to its future value over the facility’s useful life or lease period. As of December 31, 2013 and 2012, all development in progress related to planning activities of the wind turbine facilities and therefore no ARO was recorded.

Revenue Recognition

The Company will derive revenue from the sale of electricity and the related renewable energy feed-in tariffs (FITs), renewable obligation certificates (ROCs) and levy exemption certificates (LECs), collectively energy generation. Energy generation will be recognized as electricity is generated by the wind turbine facilities and delivered to the customers. Revenues are recorded on an accrual basis and are based on actual output and contractual sales prices set forth in the PPAs. As of December 31, 2013 and 2012 there were no assets in operation and no revenue generated related to such assets.

Value-Added Tax

The Company records value-added tax (VAT) as either a receivable or a payable on the accompanying combined balance sheets when net amounts are either due from or due to, respectively, related to the construction of wind turbine facilities.

MUIRDEN ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company operates as a limited liability partnership in the U.K. Under U.K. legislation, the Company is treated as a pass-through entity for tax purposes and each member will be assessed to tax on their proportionate share of the Company’s income or gains as if they were members of a general partnership governed by the Partnership Act 1890. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Although the Company is a partnership and is not directly subject to income taxes, the Company is required to follow applicable authoritative guidance with respect to accounting for uncertainty in income taxes. The Company regularly assesses its tax positions for uncertainty, which requires management judgment with respect to the technical merits and likely outcome of each position. As of December 31, 2013 and 2012, the Company had no uncertain tax positions and no unrecognized tax benefits. It is our policy to record tax related penalties and interest within interest expense. For the year ended December 31, 2013 and period from August 16, 2012 through December 31, 2012, the Company did not accrue any penalties or interest. All tax years remain open at this time.

Comprehensive Loss

Comprehensive loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Significant components of other comprehensive loss include foreign currency translation adjustments.

Foreign Currency

The combined financial statements are presented in U.S. dollars. The Company is located and operates in the U.K., and thus utilizes the pound sterling as its functional currency. Assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation gains or losses are reported in other comprehensive loss. Foreign currency translation adjustments resulted in translation losses of $540 in 2013.

Risks and Uncertainties

The Company is subject to a variety of factors, including the economy, the regulatory environment, the electricity markets, and the availability of capital resources. As with any power generation facility, operation of the Company’s wind turbine facilities involves risk, including the performance of the facilities below expected levels of efficiency and output, shut downs due to breakdown or failure of equipment or processes, violation of permit requirements, operator error, labor disputes, weather interferences, or catastrophic events such as fires, earthquakes, floods, explosions, or other similar occurrences affecting a power generation facility or its power purchasers. The occurrence of any of these events could significantly reduce or eliminate revenues generated by these facilities or significantly increase the expenses of each of the facilities, adversely impacting the Company’s ability to make payments of principal and interest on its debt or finance lease obligations when due.

MUIRDEN ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 2—Going Concern

These combined financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has losses from operations, negative operating cash flows and liabilities in excess of assets. The Company is financed substantially through related party advances and is dependent upon the continuing ability to obtain debt or related party financing to fund its operations until positive cash flow is generated from ongoing business operations. The Company’s management believes it will continue to be able to secure the additional financing it requires. There is no assurance that continued related or third party financing will be available when needed or on terms acceptable to the Company, or at all, which casts significant doubt on the Company’s ability to continue as a going concern.

These combined financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Note 3—Development In Progress

Development in progress consists of $408,448 at December 31, 2013 and $123,192 at December 31, 2012. The amount of $123,192 relates to development costs incurred by Muirden Energy LLP, a related party as described in Note 4, which were transferred to the Company post incorporation.

Note 4—Related Party Transactions

The Company engages with Muirden Energy LLP, a related company under common control, to provide financing, develop, construct, operate, and maintain its various wind turbine facilities.

There is no official agreement between the Company and Muirden Energy LLP. Advances received from Muirden Energy LLP do not bear interest and have no set repayment terms. The Company owed Muirden Energy LLP $413,700 at December 31, 2013 and $123,321 at December 31, 2012.

Due to member represents amounts advanced to the Company, such advances do not bear interest and have no set repayment terms. The Company owed a member $49,558 at December 31, 2013.

Note 5—Contingencies and Commitments

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred.

Lease Commitments

The Company has entered into various land lease agreements for the sites where wind turbine facilities are being constructed. All such leases are treated as operating leases. The Company has annual commitments under these non-cancellable operating leases with annual payments of approximately $25,000, subject to annual indexation by the Retail Price Index (RPI). The leases expire at various times through March 2039. Rent expense totaled $9,777 in 2013 and no rent expense was incurred for the period from August 16, 2012 through December 31, 2012.

MUIRDEN ENERGY PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

AUGUST 16, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 5—Contingencies and Commitments (Continued)

Lease Commitments (Continued)

Future minimum rental payments required under non-cancellable operating leases, excluding certain operating expense payable by the Company are as follows:

For the year ending December 31,
2014	$45,342
2015	49,464
2016	49,464
2017	49,464
2018	49,464
Thereafter	983,097

$1,226,295

Note 6—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 13, 2015, the date the financials were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the combined financial statements.

Leylodge Renewables LLP has entered into a loan facility with Assetz SME Capital Limited on August 9, 2014 of an amount up to £960,000 ($1,582,848 at December 31, 2013). The facility is to be used only to finance the development of two 250 kw Wind Turbines and associated works. The facility is for a term of 36 months, with £50,000 ($82,440 at December 31, 2013) payable at the end of month 12 and £4,167 ($6,871 at December 31, 2013) per month thereafter. Interest will be charged on the daily outstanding balance under the facility at 10.5%.

The owners of the Company are currently negotiating a purchase agreement with Fifty ID RE Limited (Fifty ID) to sell all ownership interests in the Company, contingent upon its immediate resale. Fifty ID is currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to immediately resell its acquired interest in the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

MOSSCLIFF POWER PORTFOLIO

COMBINED FINANCIAL STATEMENTS

AND INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2013 AND 2012

MOSSCLIFF POWER PORTFOLIO

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS’ OF THE MOSSCLIFF POWER PORTFOLIO

We have audited the accompanying combined financial statements of Mosscliff Power Limited, Mosscliff Power 2 Limited and Mosscliff Power 5 Limited (collectively, the Company, Mosscliff Power Portfolio), which are under common control, which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for the year ended December 31, 2013 and the period from November 27, 2012 (date of inception) through December 31, 2012, and the related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Companies’ preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Mosscliff Power Limited, Mosscliff Power 2 Limited and Mosscliff Power 5 Limited as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the year ended December 31, 2013 and the period from November 27, 2012 (date of inception) through December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying combined financial statements for the year ended December 31, 2013 have been prepared assuming Mosscliff Power Limited, Mosscliff Power 2 Limited and Mosscliff Power 5 Limited will continue as a going concern. As discussed in Note 2 to the combined financial statements, Mosscliff Power Limited, Mosscliff Power 2 Limited and Mosscliff Power 5 Limited have suffered recurring losses from operations and have a net capital deficiency that raises substantial doubt about their ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ DELOITTE LLP

London, England

January 13, 2015

MOSSCLIFF POWER PORTFOLIO

COMBINED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets

Current Assets
Cash	$452,957	$—
Accounts receivable	17,438	—
Value-added tax receivable	196,677	—
Prepaid expenses and other current assets	22,608	—
Due from related party	99,427	—

Total Current Assets	789,107	—

Property, Plant and Equipment—net	478,008	—

Other Assets
Prepaid rent	222,766	—
Deferred financing costs—net	28,124	—

Total Other Assets	250,890	—

Total Assets	$1,518,005	$—

Liabilities and Shareholders’ Deficit

Current Liabilities
Accounts payable and other accrued expenses	$20,345	$—
Current portion of long-term debt	34,021	—
Due to related party	720,526	—

Total Current Liabilities	774,892	—

Long-Term Liabilities
Asset retirement obligations	12,600	—
Long-term debt, less current portion	823,355	—

Total Long-Term Liabilities	835,955	—

Total Liabilities	1,610,847	—

Commitments and Contingencies (Note 7)

Shareholders’ Deficit
Combined share capital; $1.65 (£1.00) par value, 500 shares outstanding at December 31, 2013; and $1.62 (£1.00) par value, 250 shares outstanding at December 31, 2012	816	404
Subscription receivable	—	(404)
Accumulated deficit	(88,865)	—
Accumulated other comprehensive loss	(4,793)	—

Total Shareholders’ Deficit	(92,842)	—

Total Liabilities and Shareholders’ Deficit	$1,518,005	$—

The accompanying notes are an integral part of these combined financial statements.

MOSSCLIFF POWER PORTFOLIO

COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

	2013	2012
Revenue	$18,368	$—
Costs of Revenue	22,257	—

Gross Loss	(3,889)	—
General and Administrative Expenses	59,536	—

Loss from Operations	(63,425)	—

Other Expense
Interest expense	25,440	—

Total Other Expense	25,439	—

Net Loss before Provision for Income Taxes	(88,865)	—
Provision for Income Taxes	—	—

Net Loss	$(88,865)	$—

The accompanying notes are an integral part of these combined financial statements.

MOSSCLIFF POWER PORTFOLIO

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

	2013	2012
Net Loss	$(88,865)	$—

Other Comprehensive Loss
Foreign currency translation adjustments, net of tax of $0	(4,793)	—

Comprehensive Loss	$(93,658)	$—

The accompanying notes are an integral part of these combined financial statements.

MOSSCLIFF POWER PORTFOLIO

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

	Shares Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Subscription Receivable	Total Shareholders’ Deficit
	Outstanding	Amount
Shares issued	250	$404	$—	$—	$(404)	$—
Net loss	—	—	—	—	—	—

Balance—December 31, 2012	250	404	—	—	(404)	—
Shares issued	250	412	—	—	—	412
Proceeds received	—	—	—	—	404	404
Net loss	—	—	—	(88,865)	—	(88,865)
Foreign currency translation adjustments	—	—	(4,793)	—	—	(4,793)

Balance—December 31, 2013	500	$816	$(4,793)	$(88,865)	$—	$(92,842)

The accompanying notes are an integral part of these combined financial statements.

MOSSCLIFF POWER PORTFOLIO

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

	2013	2012
Cash Flows from Operating Activities
Net loss	$(88,865)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	2,775	—
Amortization of deferred financing costs	1,982	—
Changes in operating assets and liabilities:
Accounts receivable	(16,544)	—
Prepaid expenses and other current assets	(21,450)	—
Prepaid rent	(211,349)	—

Net Cash Used in Operating Activities	(333,451)	—

Cash Flows from Investing Activities
Value-added tax receivable	(186,598)	—
Advances to related parties	(214,957)
Purchases of property, plant and equipment	(304,405)	—

Net Cash Used in Investing Activities	(705,960)	—

Cash Flows from Financing Activities
Proceeds from the issue of share capital	816	—
Deferred financing costs incurred	(30,213)	—
Proceeds from issuance of long-term debt	808,860	—
Advances from related parties	683,599	—

Net Cash Provided by Financing Activities	1,463,062	—

Effect of Foreign Exchange Rate on Cash	29,306	—

Net Change in Cash	452,957	—
Cash—Beginning	—	—

Cash—Ending	$452,957	$—

Supplemental Disclosure
Cash payments for:
Interest	$23,458	$—

Income Taxes	$—	$—

Supplemental Disclosure of Non-Cash
Investing and Financing Activities
Property and equipment acquired through related party financing	$120,625	$—

Purchase of property, plant and equipment through accounts payable	$19,302	$—

Stock issued in exchange for a subscription receivable	$—	$404

The accompanying notes are an integral part of these combined financial statements.

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 1—Summary of Significant Accounting Policies

Description of Business

The Mosscliff Power Portfolio combined financial statements include the combined operations of Mosscliff Power Limited, Mosscliff Power 2 Limited and Mosscliff Power 5 Limited (collectively, the Company or combined entities). The combined entities were incorporated under the Companies Act 2006 in the United Kingdom (U.K.). Mosscliff Power Limited was incorporated on November 27, 2012 with £250 of share capital. Mosscliff Power 2 Limited was incorporated on May 17, 2013 with £150 of share capital. Mosscliff Power 5 Limited was incorporated on June 7, 2013 with £100 of share capital.

The Company engages in the development, construction, financing, ownership, and operation of wind turbine facilities in the U.K. Financing of the acquisition or construction of facilities is done primarily through advances from Mosscliff Environmental Limited and through third party debt. The Company sells the electricity generated by the wind facilities under power purchase agreements (PPAs) to third-party customers, typically consisting of public utilities, energy cooperatives, municipalities, or private entities.

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). They include the combined results of the combined entities since their respective incorporation dates, November 27, 2012 being the earliest of those dates and is considered the Date of Inception for the purposes of the combined financial statements. The combined entities are under common control. All intercompany transactions have been eliminated upon combination.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regard to these combined financial statements relate to the assumptions utilized within the asset retirement obligation calculation, estimated lives of property, plant and equipment and going concern assumptions. Actual results could differ from those estimates and such differences may be material to the combined financial statements.

Cash

Cash consists of balances in depository accounts at high credit quality financial institutions. The Company periodically assesses the financial condition of institutions and believes the risk of loss to be remote.

Accounts Receivable

The Company’s receivables are uncollateralized customer obligations generated by selling energy in the U.K. energy markets under PPAs. The Company maintains an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts. The allowance is based upon the creditworthiness of the Company’s customers, historical experience, the age of the receivable and current market and economic conditions.

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Accounts Receivable (Continued)

Uncollectible amounts are charged against the allowance. The Company believes that all amounts are collectible and an allowance for doubtful accounts is not required as of December 31, 2013 and 2012. Unbilled amounts included in accounts receivable were $17,438 at December 31, 2013.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company places its cash with high quality institutions to mitigate the potential risk of loss.

The Company sells electricity primarily to creditworthy utilities under long-term, fixed priced PPAs. In 2013, the Company had one customer that amounted to approximately 100% of combined revenues and approximately 100% of combined accounts receivable.

Property, Plant and Equipment

Property, plant and equipment represents the costs of completed and operational projects transferred from development in progress. Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets’ useful lives of twenty five years. Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Repair and maintenance costs are expensed as incurred.

Development in Progress

Costs incurred related to developing, permitting, preconstruction, construction, and direct administrative costs are capitalized as development in progress. Upon achieving commercial operations, development in progress are transferred to property, plant and equipment and are depreciated over their estimated useful lives using the straight-line method.

Impairment of Long-Lived Assets

The Company reviews its investment in energy property for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When evaluating impairment, if the undiscounted cash flows estimated to be generated by the energy property are less than its carrying amount, management compares the carrying amount of the energy property to its fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the excess of the asset’s carrying value over its estimated fair value. No impairment loss was recognized during the years ended December 31, 2013 and the period from November 27, 2012 through December 31, 2012.

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Deferred Financing Costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the lives of the respective loans using the effective-interest method. Amortization of deferred financing costs is recorded as interest expense in the combined statements of operations and is subject to the Company’s capitalized interest policy.

Asset Retirement Obligation

In connection with the acquisition or development of wind turbine facilities, the Company may have the legal requirement to remove long-lived assets constructed on leased property and to restore the leased property to its condition prior to the construction of the long-lived assets. This legal requirement is referred to as an asset retirement obligation (ARO). If the Company determines that an ARO is required for a specific facility, the Company records the present value of the estimated liability when the facility is constructed. After initial recognition of the liability, the Company accretes the ARO to its future value over the facility’s lease period.

Revenue Recognition

The Company derives revenue from the sale of electricity and the related renewable energy feed-in tariffs (FITs), renewable obligation certificates (ROCs), and levy exemption certificates (LECs), net of sales tax, collectively energy generation. Energy generation is recognized as electricity is delivered to the customers. Revenues are recorded on an accrual basis and are based on actual output and contractual sales prices set forth in the PPAs.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences arising between the tax basis of assets and liabilities and their reported amounts for financial reporting purposes.

The Company records valuation allowances to reduce its deferred tax assets to the amount expected to be realized. In assessing the adequacy of recorded valuation allowances, the Company considers a variety of factors including losses in recent years, the scheduled reversal of deferred tax liabilities, future taxable income and prudent and feasible tax planning strategies.

The Company follows Accounting Standards Codification (ASC) 740, Income Taxes, on accounting for uncertainty in income taxes, which, among other things, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure and transition. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. As of December 31, 2013 and the period from November 27, 2012 through December 31, 2012, the Company had no uncertain tax positions and no unrecognized tax benefits. Penalties and interest assessed by income tax authorities would be included in interest expenses. For the years ended December 31, 2013 and 2012, the Company did not incur any penalties and interest. All tax years are open at this time.

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 1—Summary of Significant Accounting Policies (Continued)

Value-Added Tax

The Company records value-added tax (VAT) as either a receivable or a payable on the accompanying combined balance sheets when net amounts are either due from or due to, respectively, related to the construction and operations of wind turbine facilities.

Comprehensive Loss

Comprehensive loss consists of net loss and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Significant components of other comprehensive loss, net of provision for income taxes, include foreign currency translation adjustments.

Foreign Currency

The combined financial statements are presented in U.S. dollars. The Company is located and operates in the U.K., and thus utilize the pound sterling as its functional currency. Assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation gains or losses are reported in other comprehensive loss. Foreign currency translation adjustments resulted in translation losses of $5,418 in 2013 and $0 for the period from November 27, 2012 through December 31, 2012.

Risks and Uncertainties

The Company is subject to a variety of factors, including the economy, the regulatory environment, the electricity markets, and the availability of capital resources. As with any power generation facility, operation of the Company’s wind turbine facilities involves risk, including the performance of the facilities below expected levels of efficiency and output, shut downs due to breakdown or failure of equipment or processes, violation of permit requirements, operator error, labor disputes, weather interferences, or catastrophic events such as fires, earthquakes, floods, explosions, or other similar occurrences affecting a power generation facility or its power purchasers. The occurrence of any of these events could significantly reduce or eliminate revenues generated by these facilities or significantly increase the expenses of each of the facilities, adversely impacting the Company’s ability to make payments of principal and interest on its debt or finance lease obligations when due.

Note 2—Going Concern

These combined financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying combined financial statements, the Company has losses from operations, negative operating cash flows and the Company’s liabilities exceed its assets. The Company is financed substantially through related party advances and debt and is dependent upon the continuing ability to obtain debt or related party financing to fund its operations until positive cash flow is generated from ongoing business operations. The Company’s management believes it will continue to be able to secure the additional financing it requires. There is no assurance that continued related or third party financing will be available when needed or on terms acceptable to the Company, or at all, which casts significant doubt on the Company’s ability to continue as a going concern.

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 2—Going Concern (Continued)

These combined financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Note 3—Property, Plant and Equipment

The following presents the categories within property, plant and equipment at December 31, 2013 and 2012:

	2013	2012
Wind turbine facilities—operating	$460,323	$—
Less: accumulated depreciation	(2,925)	—

	457,398
Development in progress	20,610	—

	$478,008	$—

The Company recorded depreciation expense related to property, plant and equipment of $2,775 in 2013.

Note 4—Deferred Financing Costs

Deferred financing costs consist of certain legal and bank fees related to the issuance of various debt instruments described in Note 5. Deferred financing costs consist of the following at December 31, 2013 and 2012:

	2013	2012
Deferred costs	$30,213	$—
Accumulated amortization	(2,089)	—

	$28,124	$—

The Company recorded amortization expense related to deferred financing costs of $1,982 in 2013.

Note 5—Long-Term Debt

In June 2013, the Company, through Mosscliff Power Limited, entered into a loan facility arrangement with Thin Cats Loan Syndicates Limited (TLS) to provide for up to £520,000 ($857,376 at December 31, 2013). The loan bears interest at 10.00%, or a lesser rate as determined by TLS per annum, indexed annually by the retail price index (RPI) (7.5% at December 31, 2013). Interest is payable monthly with monthly principal installments beginning on the first anniversary of the loan through June 2023. The debt is secured through fixed and floating charges over the assets and shares of Mosscliff Power Limited. The fair value of the debt approximates its carrying amount.

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 5—Long-Term Debt (Continued)

The following are amounts due for long-term debt as of December 31, 2013:

For the year ending December 31,
2014	$34,021
2015	71,982
2016	77,569
2017	83,591
2018	90,081
Thereafter	500,132

$857,376

Note 6—Related Party Transactions

Due From Related Parties

The Company contracts with Mosscliff Environmental Ltd (Mosscliff Environmental), a related company under common ownership, to develop, construct, operate, and maintain its various wind turbine facilities. Each wind turbine facility is contracted with installments due to Mosscliff Environmental at various points throughout the development and construction stages of the contract. The payment terms do not generally exceed one year and amounts under the contract do not bear interest. The Company may, at times, advance Mosscliff Environmental funding under these contracts in excess of amounts due or in the ordinary course of business in order to expedite progress. At December 31, 2013, the Company had a receivable from Mosscliff Environmental totaling $99,427, which is included within the due from related party line on the accompanying combined balance sheets.

Due To Related Parties

The Company, through Mosscliff Power 5 Limited, received advances from its directors to fund initial operations and the development and construction of a wind turbine facility. The advances received do not bear interest and are repayable on demand by the directors of the Company. The Company had $720,633 outstanding at December 31, 2013.

Other Related Party Transactions

During the year ended December 31, 2013, the Company incurred costs of $564,955 in relation to the development, construction, and operations of its wind turbine facilities through its contracts with Mosscliff Environmental.

Note 7—Commitments and Contingencies

Lease Commitments

The Company has entered into various land lease agreements for the sites where wind turbine facilities are constructed or will be constructed. All such leases are treated as operating leases. The Company has annual

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 7—Commitments and Contingencies (Continued)

Lease Commitments (Continued)

commitments under these non-cancellable operating leases with payments, including certain leases with contingent rental payments, ranging from $6,500 to $25,000 with terms expiring at various times through December 2063. Certain lease arrangements provide for contingent rental payments based on a percentage of revenue or facility performance. Terms of the leases generally contain escalations, indexation of rent based on the RPI, and certain landlord premiums and incentives. Rent expense for non-cancellable operating leases is recognized on a straight-line basis over the respective lease terms. The difference in straight line rent expense over scheduled payment amounts is recorded as a prepaid rent.

Rent expense totaled $6,779 in 2013, none of which relates to contingent rental charges. Prepaid rent totaled $240,903 at December 31, 2013, of which $6,678 was included in the prepaid expenses and other current assets in the accompanying combined balance sheet.

Future minimum rental payments required under non-cancellable operating leases, excluding certain operating expense payable by the Company are as follows:

For the year ending December 31,
2014	$51,937
2015	51,937
2016	51,937
2017	51,937
2018	51,937
Thereafter	2,268,149

$2,527,834

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred.

Note 8—Asset Retirement Obligations

The Company accounts for its Asset Retirement Obligation (ARO) in accordance with ASC 410, Asset Retirement and Environmental Obligations. The Company has a contractual obligation to remove the wind turbine facilities and restore the land site to its original state at the end of the lease term. The Company estimates the fair value of the ARO using expected present value techniques in which it makes various assumptions including the estimates of the amounts and timing of future cash flows, credit-adjusted risk free rates (7.65% at December 31, 2013) and cost escalation rates (2% at December 31, 2013). The Company recognized an increase in property, plant and equipment and an asset retirement liability at the time the assets were constructed. Each period, the liability will be accreted to its future value while the aggregate capitalized cost is depreciated over the life of the related assets. Accretion expense was de minimus in 2013, and is included in costs of revenue in the accompanying combined statements of operations.

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 9—Income Taxes

All pretax loss is sourced in the U.K. Current taxes are zero due to the losses incurred. Net deferred taxes are zero due to the full valuation allowance recorded.

The following table presents a reconciliation of the statutory income tax rate to the Company’s effective tax rate, as a percentage of income before taxes for the year ended December 31, 2013 and the period from November 27, 2012 through December 31, 2012:

	2013	2012
United Kingdom tax rate	(23.25%)	—%
Non-deductible legal costs	8.52%	—%
Other permanent differences	(3.22%)	—%
Effect of tax rate change	2.51%	—%
Valuation allowance	15.44%	—%

Effective income tax rate	—%	—%

In July 2013, the U.K. tax rate decreased from 23% to 21% effective April 1, 2014 and was further lowered to 20% effective April 1, 2015.

The following table presents significant components of the Company’s deferred tax assets and deferred tax liabilities as of December 31, 2013 and 2012:

	2013	2012
Deferred tax assets (liabilities)
Property, plant and equipment	$(612)	$—
Capitalized interest and financing fees	(11,574)	—
Other temporary differences	9,180
Tax loss carryforward	13,665	—

Total gross deferred tax assets	10,659	—
Less: valuation allowance	(10,659)	—

Total net deferred tax assets (liabilities)	$—	$—

Other temporary differences relate to U.S. GAAP adjustments on deferred financing costs, and reclassifications on imputed interest on loans, amortization on deferred financing costs and accrued rental expenses.

The deferred tax assets and deferred tax liabilities resulted primarily from temporary differences between book and tax basis of assets and liabilities. The Company regularly assesses the likelihood that future taxable income levels will be sufficient to ultimately realize the tax benefits of the deferred tax assets. Should the Company determine that future realization of the tax benefits is not more likely than not, additional valuation allowance would be established which would increase the Company’s tax provision in the period of such determination. The Company estimates it is more likely than not that the benefit of the deferred tax assets will not be realized. Accordingly, a full valuation has been recorded as of December 31, 2013.

As of December 31, 2013, the Company had U.K. Corporation trading loss carryforwards of approximately $82,755. These carryforwards are available indefinitely to reduce future taxable income.

MOSSCLIFF POWER PORTFOLIO

NOTES TO COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND THE PERIOD FROM

NOVEMBER 27, 2012 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2012

Note 9—Income Taxes (Continued)

The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. As of December 31, 2013, the Company does not have any unrecognized tax benefits and does not have any tax positions for which it is reasonably possible that the amount of gross unrecognized tax benefits will increase or decrease within 12 months after the year ended December 31, 2013.

The Company files income tax returns in the U.K. The Company’s U.K. income tax returns for March 31, 2014 and forward are subject to examination.

Note 10—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 13, 2015, the date the financials were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the combined financial statements.

The owners of the Company are currently negotiating a purchase agreement with Fifty ID RE Limited (Fifty ID) to sell all ownership interests in the Company, contingent upon its immediate resale. Fifty ID is currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to immediately resell its acquired interest in the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONTENTS

Interim Unaudited Condensed Consolidated Financial Statements

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

	September 30, 2014	December 31, 2013
Assets

Current Assets
Cash and cash equivalents	$303,036	$455,729
Prepaid rent	3,152	—
Contract receivable	50,000	—

Total Current Assets	356,188	455,729

Other Assets
Costs of initial public offering	271,087	—
Development projects	293,642	503,480

Total Other Assets	564,729	503,480

Total Assets	$920,917	$959,209

Liabilities and Stockholders’ (Deficit) Equity

Liabilities
Accounts payable	$2,500,135	$357,880
Salaries and payroll taxes payable	42,580	—
Financing obligation	50,000	—

Total Liabilities	2,592,715	357,880

Commitments and Contingencies (Note 10)

Stockholders’ (Deficit) Equity
Common stock: par value $0.01, 30,000 shares authorized, 16,045 and 15,587 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	161	156
Additional paid-in capital	4,181,136	2,608,031
Accumulated deficit	(5,853,095)	(2,006,858)

Total Stockholders’ (Deficit) Equity	(1,671,798)	601,329

Total Liabilities and Stockholders’ (Deficit) Equity	$920,917	$959,209

See notes to condensed consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
General and Administrative Expenses	$3,317,015	$679,271

Loss Before Provision for Income Taxes	(3,317,015)	(679,271)
Provision for Income Taxes	—	—

Net Loss	$(3,317,015)	$(679,271)

Net Loss per share
Basic and diluted	$(210.76)	$(46.10)

Weighted Average Shares Outstanding
Basic and diluted	15,738	14,735

See notes to condensed consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares Capital
	Outstanding	Amount
Balance—January 1, 2014	15,587	$156	$2,608,031	$(2,006,858)	$601,329
Loans to shareholders	—	—	25,000	—	25,000
Contracts receivable	—	—	(50,000)	—	(50,000)
Payments for referral fees	—	—	(19,920)	—	(19,920)
Distribution of development projects	—	—	—	(529,222)	(529,222)
Issuance of common stock	458	5	1,618,025	—	1,618,030
Net loss	—	—	—	(3,317,015)	(3,317,015)

Balance—September 30, 2014	16,045	$161	$4,181,136	$(5,853,095)	$(1,671,798)

See notes to condensed consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

	Shares Capital		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Outstanding	Amount
Balance—January 1, 2013	14,234	$142	$818,853	$(931,672)	$(112,677)
Loans to shareholders	—	—	(60,500)	—	(60,500)
Repayments of shareholder loans	—	—	95,347	—	95,347
Payments for referral fees	—	—	(22,000)	—	(22,000)
Issuance of common stock	1,353	14	909,531	—	909,545
Net loss	—	—	—	(679,271)	(679,271)

Balance—September 30, 2013	15,587	$156	$1,741,231	$(1,610,943)	$130,444

See notes to condensed consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities
Net loss	$(3,317,015)	$(679,271)
Changes in operating assets and liabilities:
Prepaid rent	(3,152)	—
Accounts payable	2,142,255	90,559
Salaries and payroll taxes payable	42,580	(41,891)

Net Cash Used in Operating Activities	(1,135,332)	(630,603)

Cash Flows from Investing Activities
Costs incurred for development projects	(455,595)	(252,601)

Net Cash Used in Investing Activities	(455,595)	(252,601)

Cash Flows from Financing Activities
Proceeds from financing of development projects	136,211	—
Loans receivable to shareholders	(25,000)	(60,500)
Repayments of shareholder loans	—	95,347
Payments for referral fees	(19,920)	(22,000)
Deferred costs—initial public offering	(271,087)	—
Issuance of common stock	1,618,030	909,545

Net Cash Provided by Financing Activities	1,438,234	922,392

Net Change in Cash and Cash Equivalents	(152,693)	39,188
Cash and Cash Equivalents—Beginning	455,729	92,153

Cash and Cash Equivalents—Ending	$303,036	$131,341

Supplemental Information
Noncash distribution of development projects to affiliate	$529,222	$—

Noncash investing activities
Contract receivable	$50,000	$—

Noncash financing activities
Financing obligation	$50,000	$—

See notes to condensed consolidated financial statements.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 1—Basis of Presentation

In the opinion of management, the accompanying condensed consolidated financial statements include all adjustments necessary to present fairly the financial position, results of operations and cash flows of LightBeam Electric Company (formerly LightBeam Energy, Inc.) (the Company) and its subsidiaries. These adjustments are of a normal, recurring nature. However, the condensed consolidated financial statements do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America or those normally made in the Company’s annual audited financial statements. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2013 for such disclosures.

The accompanying condensed consolidated financial statements are unaudited. The condensed balance sheet as of December 31, 2013 was derived from the audited balance sheet as of that date. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The information included in this interim unaudited condensed consolidated financial statements for the nine months ended September 30, 2014 and 2013, should be read in conjunction with the Company’s annual audited consolidated financial statements as of and for the years ended December 31, 2013 and 2012.

Referral Fees

Referral fees paid to investment bankers related to the acquisition of certain companies have been charged to expense when incurred.

Note 2—Going Concern Considerations

These condensed consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying condensed consolidated financial statements, the Company has had negative cash flows from operations for the period ended September 30, 2014 and 2013. The Company has not generated operating revenues during the periods ended September 30, 2014 and 2013. Since its inception, the Company has been funded through the issuance of common stock. The Company’s ability to continue as a going concern is dependent on its ability to obtain equity financing through the further issuance of common stock and on the successful execution of an initial public offering of its common stock. There is no assurance that additional funding will be available when needed, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern.

These condensed consolidated financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Management’s plan is to obtain additional financing through an initial public offering of its common stock in 2015. However as noted above, there is no assurance that financing will be available when needed.

Note 3—Stockholders’ Equity

The Company has authorized 30,000 shares of common stock, par value of $0.01 per share.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 4—Sale of Gridley WWTP Project

On September 3, 2014, the Company sold 100% of its membership interests in LightBeam Power Company Gridley WWTP LLC (Gridley WWTP LLC) to an unaffiliated third party, for a sales price of $50,000. The Company has an option to repurchase Gridley WWTP LLC and, if exercised, the $50,000 will be applied against the repurchase price or if LightBeam does not repurchase the facility, the receivable is due in 12 monthly installments beginning on the first day of the first calendar month after LightBeam’s repurchase option expires.

At the time of the sale, Gridley WWTP LLC’s assets consisted of costs related to several agreements for a power generating project, including a power purchase agreement with the City of Gridley, California, a lease with the City of Gridley whereby Gridley WWTP LLC obtained the right to install and operate the generating facility on the site, an option agreement whereby the City of Gridley has the right to purchase the project upon the satisfaction of certain conditions, permits and authorizations regarding the installation and operation of the power generating facility, and related geotechnical, environmental site assessments and similar reports.

Under the September 3, 2014 agreement, the Company has the right, but not the obligation, to repurchase the membership interests of Gridley WWTP LLC following construction of the power generating facility for a purchase price of $1,053,445. The Company’s option to repurchase the membership interests of Gridley WWTP LLC will expire on the earlier of 120 days after the buyer’s written notice of Substantial Completion of the power generating facility, or June 30, 2015.

Because the Company has the option to repurchase the property, the transaction has been recorded as a financing arrangement. The project costs have been maintained on the Company’s balance sheet as an asset. The Company has recorded a $50,000 contract receivable and an offsetting $50,000 financing obligation.

Note 5—Distribution of BART Project to LightBeam Development Company, LLC

From 2011 through May 2014, the Company incurred pre-development costs related to its planned solar energy facilities at the BART (Bay Area Rapid Transit) stations in Lafayette and Orinda, California in the aggregate amount of $529,222. These costs were comprised of legal fees and consulting fees related to acquiring power purchase agreements, leases, permits, authorizations, and other intangible assets. These costs were deferred and recorded as assets on the balance sheet of the Company. In May 2014, pursuant to its reorganization (Note 8), the Company distributed in a non-cash transaction these intangible assets related to the two BART projects to LightBeam Development Company, LLC (LDC). The Company recorded this distribution as a charge against equity.

Note 6—Consulting Agreements

Commencing in 2013, the Company executed consulting agreements with several individuals who are providing various energy industry related and financial consulting services related to the Company’s planned initial public offering. These agreements provide compensation of varying amounts that will be paid in common stock to the consultants, contingent upon the initial public offering. Due to the contingent nature of these agreements, no compensation expense has been recorded to date related to these arrangements. At September 30, 2014, the amount of compensation to be paid in common shares to consultants for services pursuant to these agreements contingent upon the initial public offering was $6,860,344. The amount of monthly compensation to be paid to consultants for services rendered subsequent to September 30, 2014, pursuant to these agreements was $652,000.

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 6—Consulting Agreements (Continued)

The Company has executed an agreement with an investment banking firm to assist the Company in identifying potential acquisitions of renewable energy generating assets. Upon the closing of a transaction at the initial public offering, the Company will pay an amount equal to the greater of (a) $300,000 and (b) the sum of (i) 3.0% of the first $10 million in transaction value paid in any transaction, (ii) 1.0% of the amount of transaction value in any transaction in excess of $10 million, up to $25 million, and (iii) 0.5% of the amount of transaction value paid in any transaction in excess of $25 million.

Note 7—Employment Agreements

The Company has executed employment agreements with several individuals who will serve as employees of the Company. The terms of the agreements provide for employee service to commence as of the date of and contingent upon the planned initial public offering. In addition, certain share grants of common shares will be issued to employees contingent upon the initial public offering. Due to the contingent nature of these agreements, no compensation expense has been recorded to date related to these arrangements. The amounts of the share grants are dependent upon the market capitalization of the Company at the initial public offering and the number of common shares to be issued in connection with the acquisitions at the date of the initial public offering.

Note 8—Reorganization

In September 2013, the Company determined that it would separate its project development efforts from its operating projects. In order to achieve this separation, it formed a Delaware corporation, LightBeam Development Company (LDC), as a wholly-owned subsidiary of the Company and assigned its interests in projects under development to LDC. In conjunction with this transaction, the Company issued a dividend to the Company stockholders of record as of September 13, 2013, in the form of the Company’s ownership interests in LDC. The actual assignment of the rights in the development projects and the transfer of the shares in LDC took place in May 2014. On the date of the assignment, the Company transferred the assets to LDC and charged to accumulated deficit. The stockholders of LDC hold the same pro rata interests in LDC as they held in the Company as of September 13, 2013.

Prior to the assignment of such assets and the transfer of LDC shares to the Company’s stockholders, the Company held all of the outstanding common stock of LDC, 100% of the membership interests in Gridley WWTP LLC, and other intangible rights. The Company continued to hold the membership interests in Gridley WWTP LLC until the sale of those membership interests to an unrelated third party in September 2014.

Note 9—Earnings Per Share

The calculations of earnings per share are as follows:

	2014	2013
Numerator:
Net loss	$(3,317,015)	$(679,271)

Denominator for basic and diluted loss per share:
Weighted average shares outstanding	15,738	14,735

Basic and diluted net loss per share	$(210.76)	$(46.10)

LIGHTBEAM ELECTRIC COMPANY

(FORMERLY LIGHTBEAM ENERGY, INC.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 9—Earnings Per Share (Continued)

On May 30, 2014, the Company declared a 10 for 1 stock dividend for stockholders of record as of September 13, 2013. The weighted average number of shares has been retrospectively applied for this stock dividend for all the periods presented.

Note 10—Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Note 11—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the condensed consolidated financial statements through January 12, 2015, the date the condensed consolidated financial statements were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the condensed consolidated financial statements.

Subsequent to September 30, 2014, the Company raised $1,980,000 of capital through the sale of its common stock. In January 2015, the Company forgave all outstanding loans receivable from the Company’s officers.

The Company intends to acquire the assets or stock of, Fifty ID RE Ltd., Genalta Power Inc., Global Ampersand LLC, Green States Energy Inc., Huerfano River Wind, LLC, and certain of the assets of Solar Power Generation Limited. Fifty ID RE Ltd. intends to acquire the assets or stock of Constantine Wind Energy Portfolio, Muirden Energy Portfolio and Mosscliff Power Portfolio, contingent upon its immediate resale to the Company. The Company is currently negotiating purchase agreements with these entities that are expected to be consummated on the date of the initial public offering of the Company’s common stock.

SOLAR POWER GENERATION PORTFOLIO

INTERIM UNAUDITED CONDENSED

COMBINED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

SOLAR POWER GENERATION PORTFOLIO

SOLAR POWER GENERATION PORTFOLIO

CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

SEPTEMBER 30, 2014 AND JUNE 30, 2014

	September 30, 2014	June 30, 2014
Long-Term Assets

Development in Progress	$3,888,111	$2,937,429

Total Long-Term Assets	$3,888,111	$2,937,429

Liabilities and Shareholder’s Deficit

Current Liabilities
Due to related party	$4,758,104	$3,708,686

Total Liabilities	4,758,104	3,708,686

Commitments and Contingencies (Note 5)

Shareholder’s Deficit
Combined share capital: $1.52 (£1.00) par value, 900 shares outstanding at September 30, 2014 and June 30, 2014	1,369	1,369
Subscription receivable	(1,369)	(1,369)
Accumulated other comprehensive loss	(613)	(48,140)
Accumulated deficit	(869,380)	(723,117)

Total Shareholder’s Deficit	(869,993)	(771,257)

Total Liabilities and Shareholder’s Deficit	$3,888,111	$2,937,429

See notes to condensed combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

CONDENSED COMBINED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
General and Administrative Expenses	$146,263	$135,644

Net Loss	$(146,263)	$(135,644)

Loss per Share
Basic	$(163)	$(151)

Weighted Average Shares Used in Computing Loss per Share
Basic	900	900

Other Comprehensive Loss

Net loss	$(146,263)	$(135,644)
Foreign currency translation adjustments, net of tax of $0	47,527	(14,716)

Comprehensive Loss	$(98,736)	$(150,360)

See notes to condensed combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

	Share Capital		Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholder’s Deficit
	Outstanding	Amount
Balance—July 1, 2014	900	$1,369	$(1,369)	$(48,140)	$(723,117)	$(771,257)
Net loss	—	—	—	—	(146,263)	(146,263)
Foreign currency translation	—	—	—	47,527	—	47,527

Balance—September 30, 2014	900	$1,369	$(1,369)	$(613)	$(869,380)	$(869,993)

See notes to condensed combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

	Share Capital		Subscription Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholder’s Deficit
	Outstanding	Amount
Balance—July 1, 2013	900	$1,369	$(1,369)	$4,695	$(153,756)	$(149,061)
Net loss	—	—	—	—	(135,644)	(135,644)
Foreign currency translation	—	—	—	(14,716)	—	(14,716)

Balance—September 30, 2013	900	$1,369	$(1,369)	$(10,021)	$(289,400)	$(299,421)

See notes to condensed combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Cash Flows From Operating Activities
Net Loss	$(146,263)	$(135,644)

Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash allocation of operating expense	146,263	135,644

Net Cash Used In Operating Activities	—	—

Net Change in Cash and Cash Equivalents	—	—
Cash and Cash Equivalents—Beginning	—	—

Cash and Cash Equivalents—Ending	$—	$—

Supplemental Disclosure of Non-Cash
Investing Activities:
Development in progress financed through advances from related parties	$950,682	$527,928

Supplemental Disclosure of Non-Cash
Financing Activities:
Advances from related parties	$1,049,418	$678,288

See notes to condensed combined financial statements.

SOLAR POWER GENERATION PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 1—Basis of Presentation

In the opinion of management, the accompanying condensed combined financial statements include all adjustments necessary to present fairly the financial position, results of operations, comprehensive loss, and cash flows of the Solar Power Generation Portfolio (the Company). These adjustments are of a normal, recurring nature. The financial statements do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America or those normally made in the Company’s annual audited combined financial statements. Please refer to the Company’s annual audited combined financial statements for the year ended June 30, 2014 for such disclosures.

The Company’s condensed combined financial statements include the results of the following entities which are to be acquired by LightBeam Electric Company:

•	Galton Manor Solar Park Ltd., incorporated on April 24, 2013.

•	East Farm Solar Park Ltd., incorporated on April 24, 2013.

•	Holly Farm Solar Park Ltd., incorporated on April 24, 2013.

•	Hadlow Solar Park Ltd., incorporated on May 2, 2013.

•	Newlands Farm Solar Park Ltd., incorporated on May 24, 2013.

•	North Farm Solar Park Ltd., incorporated on May 24, 2013.

•	Owls Hatch Solar Park Ltd., incorporated on May 24, 2013.

•	Place Barton Farm Solar Park Ltd., incorporated on October 23, 2012.

•	Southfield Farm Solar Park Ltd., incorporated on February 13, 2013.

Each entity has £100 of share capital with a £1 par value per share. The combined entities are under the common control of Solar Power Generation Limited. Intercompany transactions have been eliminated upon combination. The combined financial statements are not consolidated financial statements and do not combine the subsidiaries of SPGL other than those listed above.

The accompanying combined financial statements also include allocations of costs incurred to develop the respective SPV that were incurred by British Solar Renewables Limited (BSR), a related party under common control on behalf of the SPV. The allocation was determined by applying the portion of costs incurred by BSR applicable to the development of the respective SPV’s and allocating these costs based on the percentage of development in progress to total SPGL. Management believes the assumptions and methodologies used in the allocation of these cost are reasonable.

Note 2—Going Concern

These condensed combined financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company is financed substantially through related party advances and is dependent upon the continuing ability to obtain debt or related party financing to fund its operations until positive cash flow is generated from ongoing business operations. The Company’s management believes it will continue as a going concern and will be able to fund its

SOLAR POWER GENERATION PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 2—Going Concern (Continued)

operations through additional financing or its own operations in the near term as necessary. There is no assurance that continued related or third party financing will be available when needed on terms acceptable to the Company, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern.

These condensed combined financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Note 3—Development in Progress

Development in progress represents the costs incurred on sites under development. The costs directly incurred in order to qualify the site for U.K. government approval and permitting that are directly identifiable to each solar energy site are capitalized under development in progress as incurred.

In addition, expenses in the amount of $328,406 and $326,323 for the three months ended September 30, 2014 and 2013, respectively, were allocated and capitalized to the combined SPVs under Staff Accounting Bulletin Topic 1B, which represent costs incurred to develop the respective SPV that were incurred by BSR.

If the sites have not been sold, upon achieving commercial operations, development in progress is transferred to property, plant and equipment and is depreciated over its estimated useful lives using the straight line method. Development in progress is not depreciated.

Note 4—Related Party Payable

The Company’s operations and development costs have been funded by BSR, a related party under common control with the Company, to complete the site planning, development, permitting process, and construction for the various solar energy sites. Amounts due to the related party totaled $4,758,104 at September 30, 2014 and $3,708,686 at June 30, 2014.

Expenses in the amount of $146,263 and $135,644 for the three months ended September 30, 2014 and 2013, respectively, were allocated and expensed to the combined SPVs under Staff Accounting Bulletin Topic 1B, which represent operating costs incurred to operate the respective SPV that were incurred by BSR, a related party under common control on behalf of the SPV.

During 2013, the combined SPVs were incorporated and share capital was paid by SPGL through a subscription receivable in the amount of $1,369.

Note 5—Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred.

SOLAR POWER GENERATION PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 6—Loss Per Share

Basic and diluted loss per share are calculated by dividing net loss by the average number of shares outstanding during each period. The Company does not have any potentially dilutive securities in issue.

The calculations of loss per share are as follows:

	2014	2013
Numerator:
Net loss	$(146,263)	$(135,644)

Denominator:
Weighted average shares outstanding	900	900

Basic loss per share	$(163)	$(151)

Note 7—Income Taxes

As the Company continues to incur pretax losses through operations it has determined that it is more likely than not that the benefit of deferred tax assets will not be realized and therefore, the Company continues to maintain a full valuation allowance offsetting any change in deferred taxes.

Note 8—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 13, 2015, the date the financials were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the combined financial statements.

On December 12, 2014 and December 22, 2014 respectively, Hadlow and North Farms received funding from Macquarie to begin building, and are now in the construction phase.

As part of the funding agreement, the share capital for each of these farms (£100 each) has been transferred from Solar Power Generation Limited to Solar Power Investments Limited (which sits under Sustainable Power Generation Limited).

Macquarie holds debentures issued by Solar Power Investments Limited.

The owners of the Company are currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to immediately sell all ownership interests in the entities listed in Note 1, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

	September 30, 2014	December 31, 2013

Assets

Current Assets
Cash and cash equivalents	$1,735,235	$906,154
Accounts receivable	1,651,936	521,392
Deferred tax asset	255,757	376,754
Prepaid expenses and other current assets	141,212	7,125
Grants receivable	5,794,435	2,083,824
Deferred costs, net	1,250,364	656,464

Total Current Assets	10,828,939	4,551,713

Investment in Energy Property, net	59,136,152	50,196,950

Other Assets
Intangible assets, net	5,841,799	3,439,950
Restricted cash	1,279,811	781,019

Total Other Assets	7,121,610	4,220,969

Total Assets	$77,086,701	$58,969,632

See notes to condensed consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(UNAUDITED)

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

	September 30, 2014	December 31, 2013

Liabilities and Equity

Current Liabilities
Accounts payable	$1,148,350	$234,123
Accrued expenses	1,168,572	1,724,489
Construction contract payable	11,030,452	9,895,001
Derivative liability, warrants	498,317	849,679
Development service fees payable, current portion	144,000	144,000
Notes payable, short-term	13,017,222	10,533,068
Deferred grant income, current	524,365	331,217

Total Current Liabilities	27,531,278	23,711,577

Long-Term Liabilities
Notes payable, long-term	22,109,704	13,175,516
Development service fees payable, net of current portion	1,888,180	1,853,360
Deferred tax liability	255,757	376,754
Asset retirement obligation	481,403	266,038
Deferred grant income	14,337,970	9,021,441

Total Long-Term Liabilities	39,073,013	24,693,109

Total Liabilities	66,604,292	48,404,686

Equity
Stockholder’s Equity
Preferred stock, par value $0.001, 40,000,000 shares authorized, 80,000 shares issued and outstanding	80	80
Common stock, par value $0.001, 100,000,000 shares authorized, 18,461,000 and 18,711,488 shares issued and outstanding in 2014 and 2013, respectively	18,461	18,711
Additional paid-in capital	7,389,362	6,718,218
Accumulated deficit	(7,959,170)	(7,650,219)

Total Stockholder’s Equity	(551,267)	(913,210)
Noncontrolling interest	11,033,676	11,478,156

Total Equity	10,482,409	10,564,946

Total Liabilities and Equity	$77,086,701	$58,969,632

See notes to condensed consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Revenues
Energy generation revenue	$4,520,567	$2,441,885

Operating Expenses
Operating and maintenance expense	2,109,515	2,345,001
Depreciation and Amortization	1,639,029	1,667,830

Total Operating Expenses	3,748,544	4,012,831

Operating Income (Loss)	772,023	(1,570,946)

Other Income (Expense)
Grant income	284,759	196,317
Bargain purchase gain	—	712,850
Change in fair value of stock warrants	351,362	(677,392)
Interest expense	(2,029,117)	(1,287,132)

Total Other Expense	(1,392,996)	(1,055,357)

Net Loss	(620,973)	(2,626,303)
Net (Loss) Income Attributable to Noncontrolling Interest	(312,022)	2,344,898

Net Loss Attributable to Green States Energy, Inc.	$(308,951)	$(4,971,201)

Earnings per Share
Common Stock
Basic and diluted	$(0.02)	$(0.26)

See notes to condensed consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholder’s Equity	Noncontrolling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2014	80,000	$80	18,711,488	$18,711	$6,718,218	$(7,650,219)	$(913,210)	$11,478,156	$10,564,946
Common stock issuances, net of offering costs of $26,000	—	—	150,000	150	273,850	—	274,000	—	274,000
Share-based compensation—employees	—	—	—	—	396,894	—	396,894	—	396,894
Share-based compensation—non-employee	—	—	(400,000)	(400)	400	—	—	—	—
Dividends declared	—	—	—	—	—	—	—	(132,458)	(132,458)
Net income	—	—	—	—	—	(308,951)	(308,951)	(312,022)	(620,973)

Balance—September 30, 2014	80,000	$80	18,461,488	$18,461	$7,389,362	$(7,959,170)	$(551,267)	$11,033,676	$10,482,409

See notes to condensed consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholder’s Equity	Noncontrolling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2013	80,000	$80	20,645,224	$20,644	$3,813,186	$(2,405,700)	$1,428,210	$9,883,813	$11,312,023
Common stock issuances, net of offering costs of $38,018	—	—	522,007	522	1,090,502	—	1,091,024	—	1,091,024
Stock surrender and retirement	—	—	(1,800,000)	(1,800)	1,800	—	—	—	—
Share-based non-employee	—	—	400,000	400	316,600	—	317,000	—	317,000
Share-based compensation—employees	—	—	—	—	508,823	—	508,823	—	508,823
Share-based compensation	—	—	(1,800,000)	(1,800)	1,800	—	—	—	—
Dividends declared	—	—	—	—	—	—	—	(132,458)	(132,458)
Net income	—	—	—	—	—	(4,971,201)	(4,971,201)	2,344,898	(2,626,303)

Balance—September 30, 2013	80,000	$80	17,967,231	$17,966	$5,732,711	$(7,376,901)	$(1,626,144)	$12,096,253	$10,470,109

See notes to condensed consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities
Net loss	$(620,973)	$(2,626,303)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,639,029	1,667,830
Accretion expense	15,604	9,237
Amortization of deferred grant income	(284,759)	(196,317)
Share-based compensation	396,894	822,223
Loss on sale of energy property, net of closing costs of $21,169	—	56,718
Change in fair value of warrants	(351,362)	677,392
Changes in operating assets and liabilities:
Accounts receivable	(1,130,544)	(405,543)
Grant receivable	(3,710,610)	(2,434,804)
Deferred Grant	5,794,435	2,434,803
Prepaid expenses	(134,087)	(20,183)
Accounts payable and accrued expenses	1,481,125	1,978,408

Net Cash Provided by Operating Activities	3,094,752	1,963,461

Cash Flows from Investing Activities
Acquisition of business	—	(6,700,000)
Purchase of energy property and equipment	(12,656,496)	(10,850,920)
Proceeds from sale of investment in energy property	—	525,000
Restricted cash	(498,792)	24,990

Net Cash Used in Investing Activities	(13,155,288)	(17,000,930)

Cash Flows from Financing Activities
Payments on deferred developer fee	—	(108,000)
Proceeds from notes payable	14,092,163	15,901,581
Payments on notes payable	(2,652,715)	(378,647)
Payment of deferred financing costs	(689,419)	(768,547)
Issuances of common stock—net of offering costs	274,000	1,093,764
Distributions to noncontrolling interest	(134,412)	(134,412)

Net Cash Provided by Financing Activities	10,889,617	15,605,739

Net Increase in Cash and Cash Equivalents	829,081	568,270
Cash and Cash Equivalents—Beginning	906,154	358,749

Cash and Cash Equivalents—Ending	$1,735,235	$927,019

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$1,865,159	$1,006,812

Non-cash investment activities—asset retirement obligation	$199,761	$185,425

See notes to the condensed consolidated financial statements.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Note 1—Basis of Presentation

In the opinion of management, the accompanying condensed consolidated financial statements include all adjustments necessary to present fairly the financial position, results of operations and cash flows of Green States Energy, Inc. (GSE or the Company) and its Subsidiaries. These adjustments are of a normal, recurring nature. However, the financial statements do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America or those normally made in the Company’s annual audited consolidated financial statements. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2013 for such disclosures.

The accompanying condensed consolidated financial statements are unaudited. The condensed consolidated balance sheet as of December 31, 2013 was derived from the audited consolidated balance sheet as of that date. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The information included in this interim unaudited condensed consolidated financial statements for the nine months ended September 30, 2014 should be read in conjunction with the Company’s annual audited consolidated financial statements as of December 31, 2013.

Note 2—Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has recurring net losses, current liabilities in excess of current assets, and debt maturing in the current year. The Company is financed substantially through private placements and third party financing. There is no assurance that continued private placements and third party financing will be available when needed on terms acceptable to the Company, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern.

Management plans to refinance its short-term debt to alleviate the cash payments required in the near term. However, as noted above, there is no assurance that financing will be available on terms acceptable to the Company.

Subsequent to the period ended September 30, 2014, GSE refinanced the $9,895,001 construction payable into long-term debt with Bridge Bank for the GSE MA1 project that was placed into service in May 2014. This project is expected to generate approximately $24 million of contracted revenues for GSE over the next 20 years. As of October 31, 2014, GSE has entered into a term sheet with Bridge Bank for the GSE NC1 project. The new long-term loan will refinance the entire current note payable with Hunt Electric Corporation. Also, GSE anticipates closing the GSE NC1 long-term debt facility by year end 2014.

Note 3—Investment in Energy Property

Investment in energy property consists of the following as of September 30, 2014 and December 31, 2013:

	2014	2013
Solar energy facilities—Operating	$62,001,201	$42,106,933
Asset retirement obligation	445,014	245,253
Development in progress	—	10,036,711

	62,446,215	52,388,897
Accumulated depreciation	(3,310,063)	(2,191,947)

	$59,136,152	$50,196,950

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Note 3—Investment in Energy Property (Continued)

Depreciation expense was $1,315,879 and $1,104,935 for the nine months ended September 30, 2014 and 2013, respectively.

Note 4—Notes Payable

Bridge Bank Loans

On July 3, 2014, the Company, through a subsidiary GSEMA1, entered into three specific loans with Bridge Bank per the following schedule:

	Interest Rate	Original Principal	Outstanding Principal at September 30, 2014
Hunt Electric Corporation	12.00%	$16,629,676	$8,428,136
Hunt Electric Corporation NM1	9.00%	1,271,795	1,134,650
Sunrise Energy Ventures	9.00%	134,650	134,650
Bridge Bank 1603 Loan	8.00%	2,104,932	—
Bridge Bank Senior Loan	8.00%	6,197,797	5,564,521
Bridge Bank—GSE NM2 Term Loan	8.00%	6165,227	5,798,212
Bridge Bank—MAI Term Loan	7.00%	5,224,000	5,224,000
Bridge Bank—MAI PPA Loan	7.75%	5,600,000	5,600,000
Bridge Bank—1603 Loan	7.00%	2,713,164	2,713,164
Empower Note	3.00%	240,000	240,000
Altru Note	2.50%	315,000	289,593

			35,126,926
Less current maturities			(13,017,222)

Long-term debt—net of current maturities			$22,109,704

The PPA Loan and the Term Loan are collateralized by certain assets of GSEMA1. The 1603 Loan and PPA Loan bear interest at 7.00% per annum, while the Term Loan bears interest at 7.75% per annum. Interest payments for the PPA Loan and Term Loan are required monthly. The PPA Loan and Term Loan require quarterly principal payments and mature on July 3, 2021. The 1603 Loan matures on the earlier of the nine-month anniversary of the closing date (March 3, 2015) or the date GSE has received all of the Section 1603 Grant funds for the GSEMA1 project.

The Company entered into two unsecured borrowings during the period. The Empower note for $240,000 bears interest at 3% per annum, is due in 20 quarterly principle payments of $12,000 and matures in December 2019; and the Altru note for $315,000, which bears interest at 2.5% per annum, is due in 24 equal monthly principle payments of $13,125, and matures in June 2016.

Note 5—Stock Warrants

During 2010, the Company issued warrants for 4,583,370 shares of common stock. The warrants vested immediately and have a term of five years from the grant date with a weighted-average exercise price of $0.18. These warrants were accounted for as equity instruments.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Note 5—Stock Warrants (Continued)

During the year ended December 31, 2012, the Company issued warrants for 2,670,152 shares of the Company’s common stock. These warrants can be exercised at the lower of $1.85 per share or 70% of the common stock offering price on an initial public offering. Because these warrants include a down-round provision, the fair value of the warrants is recognized as a liability at the balance sheet date. No warrants classified as liability instruments were issued during the year ended December 31, 2013 or the nine months ended 2014. The fair value of these warrants was estimated at the date of grant using the calculated-value method incorporating a Black-Scholes Option Pricing Model. Expected volatility is based on average volatilities of similar public entities. The risk-free interest rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life represents an estimate of the length of time the warrants are expected to remain outstanding. The warrants have a term of no greater than five years from the grant date and vested immediately. At September 30, 2014 and December 31, 2014, the fair value of warrants recognized as liabilities was $498,317 and $849,679, respectively.

Changes in the year-over-year fair value of warrants are recognized in other income (expense) in the consolidated statements of operations.

During the period ended September 30 2014, the Company issued warrants for 571,890 shares of common stock at a fixed price of $3.00 per share. These warrants were classified as equity instruments.

The following table presents the range of weighted-average assumptions used in the valuation of warrants accounted for as liability instruments:

September 30, 2014
Risk-free interest rate	1.43%
Dividend yield	—
Expected volatility	52.00%
Expected life (years)	2.3 years

The table below summarizes warrant activity as of September 30, 2014:

	September 30, 2014
	Warrants	Average Exercise Price
Balance—beginning of the year January 1, 2014	11,669,022	$1.16
Granted during the year	571,890	3.00

Balance—September 30, 2014	12,240,912	$1.15

Exercisable—September 30, 2014	12,240,912	$1.15

None of the warrants were exercised or forfeited.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Note 6—Fair Value Measurements

The accounting standard for fair value measurement and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurement and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value the partnership uses when measuring fair value:

Level 1	Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the partnership has the ability to access;

Level 2	Inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

Level 3	Inputs are unobservable inputs for the asset or liability that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level input that is significant to the fair value measurement in its entirety. The following table presents the Company’s financial instruments measured at fair value on a recurring basis at September 30, 2014 and 2013:

	Fair value measurements
	Level 1	Level 2	Level 3	Total
September 30, 2014
Warrants	$—	$—	$498,317	$498,317

	$—	$—	$498,317	$498,317

Note 7—Pilot Participation Agreements

As part of the GSEMA1 project, the Company entered into a 20-year net metering Pilot Participation Agreement with the Town of Sandwich, which provides for the receipt of payments in exchange for the sale of all solar-powered electric energy. The Town of Sandwich will pay the greater of $.075 or the net metering rate then in effect, plus an 18.5% discount. In addition, the Company entered into a fixed price contract for the sale of Renewable Energy Credits at a fixed price of $.195 per kwh.

As part of the GSEMA2 project, the Company entered into a 20-year Pilot Participation Agreement with Massachusetts Development Finance Authority at $.07 for the first 10 years and then $.095 for years 11 - 20, In addition, the Company entered into a fixed price contract for the sale of Renewable Energy Credits at a fixed price of $.200 per kwh.

The cost of acquiring the Pilot Purchase Agreements for GSEMA1 and GSEMA2 was approximately $2.6 million and is recorded in intangible assets, net.

GREEN STATES ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Note 8—Commitments and Contingencies

As a condition to claiming Section 1603 Grants, the Company is required to maintain compliance with Section 48 of the IRC for a period of five years following commercial operation date (COD). Failure to maintain compliance with the requirements of Section 48 could result in recapture of the amounts received, plus interest. The Company was in compliance with all relevant requirements of Section 48 at September 30, 2014.

Note 9—Earnings Per Share

Basic and diluted earnings per share are calculated by dividing net loss by the average number of shares outstanding during each period.

The calculation of earnings per share is as follows:

	2014	2013
	Common Stock	Common Stock
Numerator:
Net loss—Basic and Diluted	$(308,951)	$(4,971,201)

Denominator:
Weighted average shares outstanding—Basic and Diluted	18,571,488	19,455,824

Basic and diluted earnings per share	$(0.02)	$(0.26)

Warrants have been excluded from diluted earnings per share calculations because they would have been anti-dilutive.

Note 10—Subsequent Events

Management evaluated the activity of GSE and Subsidiaries through January 12, 2015, the date the financial statements were available to be issued, and concluded that all subsequent events requiring recognition or disclosure in the financial statements have been recognized or disclosed in the financial statements or the notes to the financial statements.

On October 15, 2014, GSE closed on the debt facility with Bridge Bank on GSEMA2 project, for $8,020,000.

The owners of the Company are currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to sell the Green States Energy, Inc. operational assets of the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

	September 30, 2014	December 31, 2013
Assets

Current Assets
Cash	$417,095	$442,323
Accounts receivable	1,720,123	1,527,047
Prepaid expenses	259,322	—
Inventory	364,533	563,137

Total Current Assets	2,761,073	2,532,507

Property, Plant and Equipment—net	17,942,387	19,526,688

Other Assets
Security deposits	1,546,620	1,507,152
Intangibles—emission reduction credits	2,492,609	2,492,609

Total Other Assets	4,039,229	3,999,761

Total Assets	$24,742,689	$26,058,956

See notes to condensed consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(UNAUDITED)

SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

	September 30, 2014	December 31, 2013
Liabilities and Member’s Deficit

Current Liabilities
Current portion of long-term debt	$62,046,333	$57,568,839
Accounts payable and other accrued liabilities	2,368,314	2,456,070
Deferred grant income, current portion	121,234	121,234
Due to related parties	75,365	3,428

Total Current Liabilities	64,611,246	60,149,571

Long-Term Liabilities
Deferred income, net of current portion	1,922,571	2,013,497

Total Liabilities	66,533,817	62,163,068

Commitments and Contingencies (Note 6)
Member’s Deficit	(41,791,128)	(36,104,112)

Total Liabilities and Member’s Deficit	$24,742,689	$26,058,956

See notes to condensed consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Revenue	$12,133,504	$11,958,540

Operating Expenses
Operations and maintenance	7,660,960	8,788,500
Cost of fuel	4,145,279	4,375,363
Depreciation	1,584,301	1,613,000

Total Operating Expenses	13,390,540	14,776,863

Loss from Operations	(1,257,036)	(2,818,323)

Other Income (Expense)
Grant income	90,926	74,104
Interest expense	(4,520,906)	(4,258,156)

Total Other Expense	(4,429,980)	(4,184,052)

Net Loss	$(5,687,016)	$(7,002,375)

See notes to condensed consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF MEMBER’S DEFICIT

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Member’s deficit—January 1, 2014	$(36,104,112)
Net loss	(5,687,016)

Member’s deficit—September 30, 2014	$(41,791,128)

See notes to condensed consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities
Net loss	$(5,687,016)	$(7,002,375)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,584,301	1,613,000
Interest accrued on long-term debt	3,035,403	2,892,788
Changes in operating assets and liabilities:
Prepaid expenses	(259,322)	(426,340)
Accounts receivable	(193,076)	471,405
Inventory	198,604	40,892
Security deposits	(39,468)	11,487
Accounts payable and other accrued liabilities	(87,756)	(489,645)
Due to related parties	71,937	(42,110)
Deferred grant revenue	(90,926)	1,062,103

Net Cash Used in Operating Activities	(1,467,319)	(1,868,795)

Cash Flows from Financing Activities
Cash advances on debt	1,450,000	1,630,360
Cash payments made on debt	(7,909)	(25,463)

Net Cash Provided by Financing Activities	1,442,091	1,604,897

Net Change in Cash	(25,228)	(263,898)
Cash—Beginning	442,323	665,074

Cash—Ending	$417,095	$401,176

Supplemental Disclosure
Cash paid during the year for interest	$1,485,503	$1,241,193

See notes to condensed consolidated financial statements.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 1—Basis of Presentation

In the opinion of management, the accompanying condensed consolidated financial statements include all adjustments necessary to present fairly the financial position, results of operations and cash flows of Global Ampersand LLC (the Company). These adjustments are of a normal, recurring nature. However, the financial statements do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America or those normally made in the Company’s annual audited consolidated financial statements. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2013 for such disclosures.

The accompanying condensed consolidated financial statements are unaudited. The condensed consolidated balance sheet as of December 31, 2013 was derived from the audited consolidated balance sheet as of that date. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The information included in this interim unaudited condensed consolidated financial statements for the nine months ended September 30, 2014 should be read in conjunction with the Company’s annual audited consolidated financial statements as of December 31, 2013.

The Company, as a wholly-owned subsidiary of ACM California LLC, has a single membership interest and accordingly earnings per membership interest is the equivalent of earnings. Therefore, further presentation of earnings per membership interest information has not been presented.

Note 2—Going Concern

These condensed consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. To date, the Company has had negative operating cash flows, net losses, has had debt forgiveness and has debt that is currently due or in default. The Company’s ability to continue as a going concern is dependent upon the continuing ability to obtain debt or equity financing to fund its operations and until positive cash flow is generated from ongoing business operations. There is no assurance that debt or equity financing will be available when needed on terms acceptable to the Company, or at all, which casts substantial doubt on the Company’s ability to continue as a going concern.

These condensed consolidated financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Management’s plan to remedy the doubt of a going concern is to sell the assets of the Company in the near future, refer to the discussion within the subsequent event (Note 8).

In the event that the sale of the operational assets of the Company does not close, Management would seek to refinance its current debt to raise adequate capital to fund operations. However, as noted above there is no assurance that financing will be available on terms acceptable to the Company.

Note 3—Concentrations of Credit Risk

The Company sells electricity primarily to its sole customer, Pacific Gas & Electric Company (PG&E). Total revenues for sales to PG&E represent 100% for the nine months ended September 30, 2014 and 2013. Total accounts receivables from PG&E represent 100% as of September 30, 2014 and December 31, 2013.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 4—Inventory

	September 30, 2014	December 31, 2013
Inventory consists of:
Parts	$199,334	$216,432
Fuel	165,199	346,705

	$364,533	$563,137

Note 5—Long-Term Debt

The following is a summary of the Company’s indebtedness at:

	September 30, 2014	December 31, 2013
Convertible Senior Secured Note (A)	$15,500,000	$15,500,000
Term Note Agreement (B)	33,329,472	33,329,472
Long-Term Financing Agreements (C)	565	8,474
Promissory Notes (D)	1,933,334	483,334
Accrued Interest	11,282,962	8,247,559

	62,046,333	57,568,839
Less: current portion	(62,046,333)	(57,568,839)

	$—	$—

All debt, as described below is considered to be current either based on its maturity date or as result of the Company’s non-compliance with certain financial and non-financial covenants, attached to the debt.

Convertible Senior Secured Note (A)

On June 29, 2007, the Company entered into a Convertible Senior Secured Note (the Note) with D.E. Shaw Synoptic Acquisition VII, LLC (D.E. Shaw). The Company incurs a 15% per annum interest rate on all outstanding principal that compounds daily. All unpaid accrued interest is due and payable upon the maturity of the Note. In the event of default, interest shall be assessed at a rate of 18% per annum, compounding daily. The Note entered default in December 2007, at which point the default interest rate became effective.

On December 15, 2010, ACM Corp. 6, a wholly-owned subsidiary of Akeida Environmental Master Fund (the Master Fund) (Note 7) acquired all of the debt from D.E. Shaw. The Note was subordinated on May 29, 2009 to the Term Note Agreement (B) described below.

The Note contains certain non-financial covenants. As of September 30, 2014 and December 31, 2013, the Company was not in compliance with certain covenants, which constitutes a default as defined within the Note. As a result of the default all outstanding principal and accrued interest have been presented as current liabilities on the accompanying condensed consolidated balance sheets.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 5—Long-Term Debt (Continued)

Convertible Senior Secured Note (A) (Continued)

Principal outstanding and accrued interest, due and payable on the Note, amounted to $15,500,000 and $43,625, respectively, as of September 30, 2014. Principal outstanding and accrued interest, due and payable on the Note, amounted to $15,500,000 and $32,000, respectively, as of December 31, 2013.

Term Note Agreement (B)

On May 25, 2009, the Company entered into a Term Note Agreement (the Term Note) with ACM Corp. 4 (the Holder), which is a related party of the Company (Note 7). The Term Note was for a principal amount of $9,000,000, with interest assessed at an annual rate of 15%. Interest is due and payable, in arrears on the 1st of each month. In the event of default the assumed interest rate shall revert to 20% per annum. The Term Note originally matured on May 25, 2011.

Also on May 25, 2009, a Subordination Agreement was entered into between the Holder and D.E. Shaw. The Subordination Agreement advanced the Term Note (B) to senior debt and the Note (A) to subordinate debt.

The Term Note calls for the Holder to provide certain voluntary advances at its sole discretion. During the nine months ended September 30, 2014, the Holder did not advance the Company and during the nine months ended September 30, 2013, the Holder advanced the Company $1,632,521. The Holder has advanced the Company a total of $24,082,472 over the duration of the Term Note.

The Term Note contains certain financial and non-financial covenants. As of September 30, 2014 and December 31, 2013, the Company was not in compliance with certain covenants, which constitute as a default on the Term Note. Additionally, the Company was in breach of the “Cross Default Clause” of the Term Note which specifies a default on the Note shall constitute a default on the Term Note. As a result of the default, all outstanding principal and accrued interest have been presented as current liabilities on the balance sheets.

On October 30, 2014, the Company amended the Term Note to extend the maturity date to December 31, 2015 and waived the incremental 5% default interest rate and all unpaid interest assessed under the incremental 5% default interest rate.

Principal outstanding and accrued interest, due and payable, on the Term Note, as of September 30, 2014, amounted to $33,329,472 and $11,239,337, respectively. Principal outstanding and accrued interest, due and payable on the Term Note, as of December 31, 2013, amounted to $33,329,472 and $8,168,057, respectively.

Long-Term Financing Agreements (C)

On March 4, 2011 and April 6, 2011, the Company entered into certain long-term financing agreements (the Financing Agreements) for the acquisition of heavy equipment. The Financing Agreements have principal balances of $38,302 and $49,557, respectively, and call for monthly payment of principal and interest. Interest is assessed at a rate of 7.65% per annum. The Financing Agreements are secured by the underlying heavy equipment.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 5—Long-Term Debt (Continued)

Long-Term Financing Agreements (C) (Continued)

Principal outstanding on the Financing Agreements, as of September 30, 2014 and December 31, 2013, amounted to $565 and $8,474, respectively.

Promissory Notes (D)

On December 20, 2013 the Company entered into a Promissory Note with a lender (the Payee), in the principal amount of $500,000, with interest assessed at a rate of 10.71% per annum. The Promissory Note matured on April 30, 2014, at which time all outstanding principal and accrued interest was due and payable.

On January 8, 2014 the Company entered into a Promissory Note with a lender, in the principal amount of $100,000, with interest assessed at a rate of 12% per annum. The Promissory Note matured on April 30, 2014, at which time all outstanding principal and accrued interest was due and payable.

On January 8, 2014 the Company entered into a Promissory Note with a lender, in the principal amount of $100,000, with interest assessed at a rate of 18% per annum. The Promissory Note matured on April 30, 2014, at which time all outstanding principal and accrued interest was due and payable.

On January 10, 2014 the Company entered into a Promissory Note with a lender, in the principal amount of $200,000, with interest assessed at a rate of 18% per annum. The Promissory Note matured on April 30, 2014, at which time all outstanding principal and accrued interest was due and payable.

On March 27, 2014 the Company entered into a Promissory Note with a lender, in the principal amount of $1,000,000, with interest assessed at a rate of 12% per annum. The Promissory Note matured on September 27, 2014, at which time all outstanding principal and accrued interest was due and payable.

On August 14, 2014 the Company entered into a Promissory Note with a lender, in the principal amount of $50,000, with interest assessed at a rate of 12% per annum. The Promissory Note matures on December 31, 2015, at which time all outstanding principal and accrued interest is due and payable.

Principal under the Promissory Notes as of September 30, 2014 and December 31, 2013 amounted to $1,933,334 and $483,334, respectively. Accrued interest under the Promissory Notes as of September 30, 2014 and December 31, 2013 amounted to $97,986 and $0, respectively.

The Payees of the Promissory Notes are considered a related party (Note 7).

Letter of Credit

On July 2, 2012 the Company entered into a letter of credit agreement (the Letter Agreement) with a financer (the Financer). The Letter Agreement called for the Financer to make available to the Company up to $6,000,000 (the Line). Accordingly, the Company incurred a $50,000 monthly fee (the Procurement Fee) for the right of use of the Line. Additionally, the Company also incurs 10%, per annum, interest on all proceeds drawn and outstanding on the Line. The Letter Agreement shall terminate on June 30, 2015.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 5—Long-Term Debt (Continued)

Letter of Credit (Continued)

The Letter Agreement was subsequently amended in December 2012. Per the amendment the Financer increased the Line available to the Company by $2,000,000 for a total line of $8,000,000 (the Amended Line). Accordingly, the Procurement Fee paid by the Company was increased to $66,667, per month.

As of September 30, 2014 and December 31, 2013, the Company has not drawn from the Amended Line. The Company has incurred Procurement Fees of $600,003 for the nine months ended September 30, 2014 and 2013, respectively, which are included as part of the interest expense.

Note 6—Commitments and Contingent Liabilities

Lease Commitment

The Company leases 12.5 acres of real property in Madera County, California. The Company leases the property for the purpose of construction, installation, operation, and maintenance of the Chowchilla biomass power generation facility. The initial term of the lease is for a period of one hundred ninety-six months (ten months for construction and start-up of the facility). The lease calls for a First Term Extension Option to extend the term for an additional five years. If the First Term Extension Option is exercised, the Company shall have a second term extension option to extend the lease for an additional five years. Rent under the lease is $15,000 per month for years one through five; $16,000 per month for years six through ten; and $17,000 per month for years eleven through fifteen. If the Company elects the First Term Extension Option, rent will be $18,000 per month for years sixteen through twenty. If the Company elects to extend the lease under the second option, monthly rent will be $19,000 per month for years twenty-one through twenty-five. Rental payments will be reduced by 50% of the rental payment in effect at the start of decommissioning. The lease agreement provides for the Company to be solely responsible for all utility charges, maintenance expenses, real estate taxes, and insurance.

Prior to the beginning of the lease term, the Company had to make payments to the lessor to be used to prepare the premises for the start of the term. In addition to the premises preparation payments, the Company made a $90,000 deposit which will be held by the lessor during the term of the lease. At the end of the term, the lessor shall use the deposit to repair any and all damages to the buildings, roads, fencing, gates, clean-up, or as the lessor sees fit, in order to return the lessor’s property to the same condition that the property was in when it was leased to the Company, excepting reasonable wear and tear as may be expected over the term of the lease. Any remaining portion of the deposit shall be returned to the Company.

The total rental payments charged to expense, by the Company, amounted to $144,000 for the nine months ended September 30, 2014 and 2013, respectively.

Operating Lease

On September 5 and 8, 2014 (the Lease Date), the Company entered into equipment leases (the Equipment Leases) with Caterpillar Financial Services Corporation (the Lessor), for leasing of two wheeled loaders through September 5 and 8, 2016.

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 6—Commitments and Contingent Liabilities (Continued)

Operating Lease (Continued)

The Equipment Leases call for the Company to make monthly lease payments, to the Lessor, in the amount of $9,718 for a period of two years commencing on the Lease Date.

Total lease payments charged to expense, by the Company, amounted to $20,944 and $0 for the nine months ended September 30, 2014 and 2013, respectively.

Future minimum monthly lease payments required under the Equipment Leases are payable by the Company as follow:

For the years ending September 30,
2015	$233,232
2016	155,488

$338,720

Facilities Operating Commitment

On February 1, 2013, the Company entered into an operations and management agreement with Deltaway Operation Services, LLC (the Operator), (the O&M Agreement) for the operation and maintenance of the Facilities, through March 1, 2023.

As compensation for the services provided by the Operator, under the O&M Agreement, the Company will pay all reasonable reimbursable cost and operating expenses incurred by the Operator. Additionally, the Company shall pay the Operator a management fee in the amount of $260,000, annually (the Management Fee).

The Management Fee is subject to escalation adjustments, on an annual basis effective January 1, of the lesser of 2.25% or the annual change in the consumer price index as defined in appendix C of the O&M Agreement.

Under the O&M Agreement the Operator was paid approximately $199,000 and $152,000 for operation and management services rendered during the nine months ended September 30, 2014 and 2013, respectively.

Power Purchase Agreement

Power purchase agreements have been executed with Pacific Gas and Electric for the two biomass plants. The PPAs have a term of 20 years from the date of execution of the latest amendments to the PPAs. The latest amendments to the PPAs were dated as of February 8, 2011. Revenue from the PPAs is accounted for as operating lease revenue.

Note 7—Related Parties

On December 28, 2010, Global Ampersand was acquired by ACM California LLC. ACM California LLC is a sole member entity owned by the Akeida Environmental Fund LP (Akeida), which is one of two shareholders in the Akeida Environmental Master Fund Ltd. (the Master Fund).

GLOBAL AMPERSAND LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 7—Related Parties (Continued)

Through its subsidiaries, the Master Fund manages the Company and the Facilities, and holds the senior and subordinate debt. A shareholder of the Master Fund owns 100% of the capital interests of the Company. ACM Corp. 4 and ACM Corp. 6 are wholly-owned subsidiaries of the Master Fund and are the Company’s Lenders (Note 5).

As owner, lender and manager to the Company, there are a number of related party transactions between various Akeida entities and the Company. These related party transactions can be categorized as either lender transactions or management transactions. ACM Corp. 4 is the Company’s senior lender under the Term Note Agreement (B) (Note 5). ACM Corp. 6 is the Company’s subordinate lender under the Convertible Senior Secured Note Agreement (A) (Note 5). Pursuant to the Agreements, the Company is liable for all reasonable costs and expenses incurred to administer and monitor the notes, which includes legal fees, administration fees and taxes. The Company is also responsible for reimbursing Akeida Capital Management (an Akeida entity) for costs incurred to manage the Company, which includes travel expenses, taxes, insurance and professional fees.

During the nine months ended September 30, 2014 and 2013, the Company incurred administration and monitoring costs related to the notes, with Akeida, in the amounts of $2,454 and $17,338, respectively. During the nine months ended September 30, 2014 and 2013, the Company incurred management cost, with Akeida, in the amounts of $48,239 and $40,994, respectively. In addition, Akeida continues to fund the payment of expenses on behalf of the Company.

Note 8—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements through January 12, 2015, the date the financial statements were available to be issued. Except as described below no other events have occurred that require adjustment to or disclosure in the combined financial statements.

The owners of the Company are currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to sell the Chowchilla and Merced operational assets of the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

CONSTANTINE WIND ENERGY PORTFOLIO

INTERIM UNAUDITED CONDENSED

COMBINED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

CONSTANTINE WIND ENERGY PORTFOLIO

CONSTANTINE WIND ENERGY PORTFOLIO

CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

JUNE 30, 2014 AND DECEMBER 31, 2013

	June 30, 2014	December 31, 2013
Assets

Current Assets
Cash	$1,471,078	$2,828,891
Accounts receivable	864,461	1,053,220
Value-added tax receivable	662,355	550,551
Prepaid expenses and other current assets	93,676	66,533

Total Current Assets	3,091,570	4,499,195

Property, Plant and Equipment—net	29,661,634	20,890,793

Other Assets
Restricted cash	289,476	280,296
Deferred financing costs—net	768,419	705,705

Total Other Assets	1,057,895	986,001

Total Assets	$33,811,099	$26,375,989

See notes to condensed combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

CONDENSED COMBINED BALANCE SHEETS (CONTINUED)

(UNAUDITED)

JUNE 30, 2014 AND DECEMBER 31, 2013

	June 30, 2014	December 31, 2013
Liabilities and Shareholders’ Deficit

Current Liabilities
Accounts payable	$880,899	$280,011
Accrued expenses	69,166	165,848
Related party payable	—	47,485
Current portion of long-term debt	499,462	388,547

Total Current Liabilities	1,449,527	881,891

Long-Term Liabilities
Asset retirement obligation	302,702	225,606
Long-term debt—less current maturities	7,542,318	5,636,603
Related party payable	25,547,498	20,424,413

Total Long-Term Liabilities	33,392,518	26,286,622

Total Liabilities	34,842,045	27,168,513

Commitments and Contingencies

Shareholders’ Deficit
Combined share capital; $1.70 (£1.00) par value, 104 shares outstanding at June 30, 2014; and $1.65 (£1.00) par value, 104 shares outstanding at December 31, 2013	168	168
Accumulated deficit	(961,857)	(753,656)
Accumulated other comprehensive loss	(69,257)	(39,036)

Total Shareholders’ Deficit	(1,030,946)	(792,524)

Total Liabilities and Shareholders’ Deficit	$33,811,099	$26,375,989

See notes to condensed combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Revenue	$1,582,741	$790,378
Cost of Revenue	738,563	367,243

Gross Margin	844,178	423,135
General and Administrative Expenses (including $193,979 (2013: $133,844) to related parties)	221,752	144,625
Gain on Sale of Property, Plant and Equipment	(40,986)	—

Operating Income	663,412	278,510

Other Income (Expense)
Interest expense	(292,517)	(1,280)
Interest expense—related party	(580,090)	(472,855)
Foreign currency transaction gains	994	24,541

Total Other Income (Expense)	(871,613)	(449,594)

Loss before Income Taxes	(208,201)	(171,084)
Income Taxes	—	—

Net Loss	$(208,201)	$(171,084)

See notes to condensed combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Net Loss	$(208,201)	$(171,084)

Other Comprehensive (Loss) Income
Foreign currency translation adjustments, net of tax of $0	(30,221)	5,250

Comprehensive Loss	$(238,422)	$(165,834)

See notes to condensed combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

CONDENSED COMBINED STATEMENTS OF

CHANGES IN SHAREHOLDERS DEFICIT

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014

	Shares Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Deficit
	Outstanding	Amount
Balance—January 1, 2014	104	$168	$(39,036)	$(753,656)	$(792,524)
Share issued	—	—	—	—	—
Net loss	—	—	—	(208,201)	(208,201)
Foreign currency translation adjustments	—	—	(30,221)	—	(30,221)

Balance—June 30, 2014	104	$168	$(69,257)	$(961,857)	$(1,030,946)

See notes to condensed combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Cash Flows Provided by Operating Activities
Net loss	$(208,201)	$(171,084)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	469,379	256,228
Amortization of deferred financing costs	30,615	—
Interest accrued into related party payable	799,680	560,128
Gain on sale of property, plant and equipment	40,986	—
Changes in operating assets and liabilities:
Accounts receivable	218,770	(331,953)
Prepaid expenses and other current assets	(24,463)	(14,920)
Accounts payable and accrued expenses	479,773	(99,980)

Net Cash Provided by Operating Activities	1,806,539	198,419

Cash Flows Used in Investing Activities
Proceeds on sale of property, plant and equipment	(386,184)	—
Value-added tax receivable	(91,890)	(88,456)
Purchase of property, plant, and equipment	(7,980,101)	(3,406,733)

Net Cash Used in Investing Activities	(8,458,175)	(3,495,189)

Cash Flows Provided by Financing Activities
Deferred financing costs	(69,422)	—
Proceeds from issuance of long-term debt	2,002,320	—
Payments on long-term debt	(219,559)	—
Advances from related parties	3,516,968	3,835,741

Net Cash Provided by Financing Activities	5,230,307	3,835,741

Effect of Foreign Exchange Rate on Cash	63,516	(40,249)

Net Change in Cash	(1,357,813)	498,722
Cash—Beginning	2,828,891	547,041

Cash—Ending	$1,471,078	$1,045,763

Supplemental Disclosure
Cash payments for interest	$33,607	$—

Cash payments for income taxes	$—	$—

Supplemental Disclosures of Noncash Investing and Financing Activities
Asset retirement obligations	$59,602	$38,633

See notes to condensed combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 1—Basis of Presentation

In the opinion of management, the accompanying condensed combined financial statements include all adjustments necessary to present fairly the financial position, results of operations, comprehensive loss, and cash flows of the Constantine Wind Energy Portfolio (the Company). These adjustments are of a normal, recurring nature. However, the financial statements do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America or those normally made in the Company’s annual audited combined financial statements. Please refer to the Company’s annual audited combined financial statements for the year ended December 31, 2013 for such disclosures.

The company’s condensed combined financial statements include the results of the following entities:

CWE Northwind Limited, incorporated on June 9, 2011 with £1 of share capital

CWE Norwin Limited, incorporated on June 20, 2012 with £1 of share capital

CWE Endurance Limited, incorporated on November 7, 2011 with £1 of share capital

CWE DS Limited, incorporated on December 12, 2013 with £1 of share capital

CWE WH Limited, incorporated on November 2, 2012 with £100 of share capital, and its wholly-owned subsidiaries:

CWE Struan Limited

CWE Meikle Float Limited

CWE Airdrie Limited

CWE Jacobshall Limited

CWE Gardrum Limited

The combined entities are under the common control of Constantine Wind Energy Limited. Intercompany transactions have been eliminated upon combination.

The accompanying condensed combined financial statements are unaudited. The condensed combined balance sheet as of December 31, 2013 was derived from the audited combined balance sheet as of that date. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The information included in this interim unaudited condensed combined financial statement for the six months ended June 30, 2014 should be read in conjunction with the Company’s annual audited combined financial statements as of December 31, 2013.

Constantine Wind Energy Limited owns 100% of the share capital of CWE Northwind Limited, CWE Norwin Limited, CWE Endurance Limited and CWE DS Limited, and 75% of the equity of CWE WH Limited. The combined financial statements combine 100% of the results and position of these companies (and the wholly-owned subsidiaries of CWE WH Limited), with controlling interest presented, to reflect the assets or shares to be acquired by Fifty ID RE Limited, a company incorporated under the Companies Act 2006 in the UK, registered number 09158616, for immediate resale to LightBeam Electric Company (LightBeam), a company incorporated in the state of Delaware in the United States of America (see Note 9).

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 2—Going Concern

These combined financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying combined financial statements, the Company had losses from operations, negative operating cash flows, and liabilities in excess of assets. The Company is financed substantially through related party advances from its shareholders and is dependent upon the continuing ability to obtain debt or related party financing to fund its operations until positive cash flow is generated from ongoing operations.

The Company’s parent company, Constantine Wind Energy Limited, and its shareholders have provided the Company with an undertaking that they will support the Company for the foreseeable future, or for so long as Constantine Wind Energy Limited retains control of the Company. However, as disclosed in Note 10, the owners of the company are currently negotiating a sale of the company to Fifty ID RE Limited to sell all ownership interest in the Company, contingent upon its immediate resale. Fifty ID is currently negotiating a purchase agreement with LightBeam Electric Company to immediately resell its acquired interest in the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock. Whilst management would expect a new owner to continue to support the company, the inherent uncertainty in respect of the initial public offering and their future plans and ability to support the company, raises substantial doubt about the Company’s ability to continue as a going concern.

These combined financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Note 3—Property, Plant and Equipment

The following presents the categories within property, plant and equipment at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Wind turbine facilities	$24,890,226	$17,382,288
Less: accumulated depreciation	(1,234,766)	(740,403)

	23,655,460	16,641,885
Development in progress	6,006,174	4,248,908

	$29,661,634	$20,890,793

The Company recorded depreciation expense related to property, plant and equipment of $469,379 and $256,228 for the six months ended June 30, 2014 and 2013, respectively.

Interest incurred to fund the construction of wind turbine facilities has been capitalized during each facilities development. Interest capitalized totaled $224,090 during the six months ended June 30, 2014 and $85,939 during the six months ended June 30, 2013.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 4—Deferred Financing Costs

Deferred financing costs consist of certain legal and bank fees related to the issuance of various debt instruments described in Note 5. Deferred financing costs consist of the following at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Deferred costs	$816,278	$721,794
Accumulated amortization	(47,859)	(16,089)

Deferred financing costs—net	$768,419	$705,705

The Company recorded amortization expense related to deferred financing costs of $30,615 for the six months ended June 30, 2014.

Note 5—Long-Term Debt

The following is a summary of the Company’s indebtedness at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Bank Term Loan	$1,952,112	$1,956,794
Credit Facility	4,073,194	4,068,356
Credit Facility 2	2,016,474	—

	8,041,780	6,025,150
Less: current portion	(499,462)	(388,547)

	$7,542,318	$5,636,603

Bank Term Loan

On September 13, 2013, the Company, through CWE Endurance Limited, entered into a loan arrangement with Closed Leasing Limited to provide funding of up to £2,000,000 ($3,405,600 at June 30, 2014 and $3,297,600 at December 31, 2013). The loan has up to four draw periods allowable and the advances bear interest at fluctuating fixed and variable rates for each draw period and each draw is repayable in quarterly installments for 70% of the advanced amount, with the remaining balance payable in September 2018.

The first advance totaled £952,946 ($1,622,676 at June 30, 2014 and $1,571,218 at December 31, 2013), of which of £592,445 ($1,008,815 at June 30, 2014 and $976,824 at December 31, 2013) bears interest at the fixed rate of 8.53% and £360,501 ($613,861 at June 30, 2014 and $594,394 at December 31, 2013) bears interest at the 3 month LIBOR rate plus 6.93%. The second advance totaled £248,723 ($423,526 at June 30, 2014 and $410,094 at December 31, 2013) and bears interest at the fixed rate of 8.34%.

The debt is secured by fixed and floating charges over the assets and shares of CWE Endurance Limited. The loan includes various financial and non-financial covenants, including debt-service coverage. The Company was in compliance with all financial covenants at June 30, 2014 and December 31, 2013.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 5—Long-Term Debt (Continued)

Credit Facility

On August 13, 2013, the Company, through CWE Northwind Limited, entered into a credit facility with Raiffeisen Bank International (RBI) to provide up to $10,475,000. The loan has up to five draw periods allowable and the advances bear interest at fluctuating fixed and variable interest rates with repayments due in quarterly installments of interest and principal through 2025.

The first advance totaled £1,320,079 ($2,247,831 at June 30, 2014 and $2,176,546 at December 31, 2013) and bears interest at a fixed rate of 6.175%. The second advance totaled £1,320,079 ($2,189,414 at June 30, 2014 and $2,119,983 at December 31, 2013) and bears interest at a fixed rate of 6.025%.

The debt is secured by fixed and floating charges over the assets and shares of CWE Endurance Limited. The facility includes various financial and non-financial covenants, including debt-service coverage. The Company was in compliance with all financial covenants at June 30, 2014 and December 31, 2013.

Credit Facility 2

On February 3, 2014, the Company, through CWE Straun Limited, entered into a credit facility with Triodos Bank N.V. (Triodos) to provide up to £1,200,000 ($2,043,360 at June 30, 2014). The entire facility was utilized as of June 30, 2014. The facility is comprised of three component loans. The first loan was for £275,000 ($468,270 at June 30, 2014) and bears annual interest of 6.25%. The second loan was for £460,000 ($783,288 at June 30, 2014) and bears annual interest of 8.54%. The third loan was for £465,000 ($791,802 at June 30, 2014) and bears annual interest of 8.89%. The loans are repayable in monthly installments of interest and principal through February 2029.

The debt is secured by fixed and floating charges over the assets and shares of CWE Straun Limited. The facility includes various financial and non-financial covenants, including debt-service coverage. The Company was in compliance with all financial covenants at June 30, 2014.

The following are amounts due for long-term debt as of June 30, 2014:

For the year ending June 30,
2015	$499,462
2016	533,639
2017	571,303
2018	617,248
2019	1,750,244
Thereafter	4,069,884

$8,041,780

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 6—Related Parties

Related Party Payable

The Company receives funding from its parent, Constantine Wind Energy Limited. The funding advanced from Constantine Wind Energy Limited bears interest at 8%, calculated quarterly with all outstanding principal and interest due June 30, 2028. The Company had $25,547,498 at June 30, 2014 and $20,424,413 at December 31, 2013 outstanding.

The Company receives funding from its ultimate parent company, the Constantine Group. The funding advanced from the Constantine Group bears interest at 8%, calculated quarterly, and does not have any set repayment terms. The Company had $0 at June 30, 2014 and $47,485 at December 31, 2013 outstanding.

The Company incurred interest (net of capitalized interest) and similar charges of $580,090 during the six months ended June 30, 2014 and $472,855 during the six months ended June 30, 2013, on amounts advanced by Constantine Wind Energy Limited.

Other Related Party transactions

The Company paid $193,979 during the six months ended June 30, 2014 and $133,844 during the six months ended June 30, 2013 for management fees to its parent company for administrative and technical support.

The Company made purchases of property, plant and equipment from TGC Renewables Limited (TCG), an associated company in which Constantine Group plc (a 42.5% shareholder in CWE, the Company’s parent) has held a controlling interest. Effective August 5, 2013, TCG ceased to be controlled by the Constantine Group. Property, plant and equipment purchased from TCG totaled $438,373 and $1,114,769 during the six months ended June 30, 2014 and 2013, respectively.

Note 7—Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred.

Note 8—Income Taxes

As the Company continues to incur pretax losses through operations it has determined that it is more likely than not that the benefit of deferred tax assets will not be realized and therefore, the Company continues to maintain a full valuation allowance offsetting any change in deferred taxes.

Note 9—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 13, 2015, the date the financials were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the combined financial statements.

CONSTANTINE WIND ENERGY PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 9—Subsequent Events (Continued)

Subsequent to December 31, 2013, the Company raised additional finance from the following lenders:

•	a loan of £1,172,591 from Close Leasing Limited, received on August 18, 2014 bearing interest at 8.04%;

•	a loan of £1,200,000 from Triodos Bank NV, received on February 3, 2014 bearing interest at 8.10%;

•	a loan of £1,000,000 from Triodos Bank NV, received on December 10, 2014 bearing interest at 5.50%;

•	a loan of £1,200,000 from Triodos Bank NV, received on December 19, 2014 bearing interest at 5.40%; and

•	a loan of £3,400,00 from Assetz SME Capital Limited, received on November 5, 2014 bearing interest at 10.00%.

The owners of the Company are currently negotiating a purchase agreement with Fifty ID RE Limited (Fifty ID) to sell all ownership interest in the Company, contingent upon its immediate resale. Fifty ID is currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to immediately resell its acquired interest in the Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

MUIRDEN ENERGY PORTFOLIO

INTERIM UNAUDITED CONDENSED

COMBINED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

MUIRDEN ENERGY PORTFOLIO

MUIRDEN ENERGY PORTFOLIO

CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

JUNE 30, 2014 AND DECEMBER 31, 2013

	June 30, 2014	December 31, 2013
Assets

Current Assets
Cash	$13,640	$28,732
Value-added tax receivable	20,854	53,248
Other current assets	26,223	—

Total Current Assets	60,717	81,980
Development in Progress	1,060,133	408,448

Total Assets	$1,120,850	$490,428

Liabilities and Members’ Deficit
Current Liabilities
Accounts payable	$131,780	37,782
Due to member	613,362	49,558
Related party payable	436,377	413,700

Total Liabilities	1,181,519	501,040

Commitments and Contingencies (Note 4)
Members’ Deficit
Members’ deficit	(58,782)	(10,072)
Accumulated other comprehensive loss	(1,887)	(540)

Total Members’ Deficit	(60,669)	(10,612)

Total Liabilities and Members’ Deficit	$1,120,850	$490,428

See notes to condensed combined financial statements.

MUIRDEN ENERGY PORTFOLIO

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Revenue	$—	$—
Cost of Revenue	—	—

Gross Margin	—	—
General and Administrative Expenses	38,243	—

Operating Loss	(38,243)	—
Other Expenses
Foreign currency transaction losses	(10,467)	—

Net Loss	$(48,710)	$—

See notes to condensed combined financial statements.

MUIRDEN ENERGY PORTFOLIO

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Net Loss	$(48,710)	$—
Other Comprehensive (Loss) Income
Foreign currency translation adjustments	(1,347)	7

Comprehensive (Loss) Income	$(50,057)	$7

See notes to condensed combined financial statements.

MUIRDEN ENERGY PORTFOLIO

CONDENSED COMBINED STATEMENTS OF

CHANGES IN MEMBERS’ DEFICIT

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014

	Accumulated Other Comprehensive Loss	Members’ Deficit	Total Members’ Deficit
Balance—January 1, 2014	$(540)	$(10,072)	$(10,612)
Net loss	—	(48,710)	(48,710)
Foreign currency translation adjustments	(1,347)	—	(1,347)

Balance—June 30, 2014	$(1,887)	$(58,782)	$(60,669)

See notes to condensed combined financial statements.

MUIRDEN ENERGY PORTFOLIO

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities
Net loss	$(43,205)	$—
Changes in operating assets and liabilities:
Other current assets	(25,696)

Net Cash Used in Operating Activities	(68,901)	—

Cash Flows from Investing Activities
Value-added tax receivable	33,452	—
Purchase of property, plant, and equipment	(540,096)	—

Net Cash Used in Investing Activities	(506,644)	—

Cash Flows Provided by Financing Activities
Advances from member	601,043	—
Repayment to member of advances	(50,153)	—
Advances from related parties	8,944	—

Net Cash Provided by Financing Activities	559,834	—

Effect of Foreign Exchange Rate on Cash	619	—

Net Change in Cash	(15,092)	—
Cash—Beginning	28,732	—

Cash—Ending	$13,640	$—

Supplemental Disclosure
Cash payments for Interest	$—	$—

Supplemental Disclosure of Noncash Investing Activities
Purchase of development in progress financed through accounts payable	$95,069	$—

See notes to condensed combined financial statements.

MUIRDEN ENERGY PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 1—Basis of Presentation

The accompanying condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The financial position, results of operations, comprehensive (loss) income, and cash flows of the combined operations of South Nittanshead Renewables LLP and Leylodge Renewables LLP (collectively, the Muirden Energy Portfolio or the Company). The accompanying condensed combined financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the accompanying condensed combined financial statements. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. However, the Company believes the disclosures are adequate to make the information presented not misleading.

The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The information included in this interim unaudited condensed combined financial statement for the six months ended June 30, 2014 should be read in conjunction with the Company’s annual audited combined financial statements as of December 31, 2013.

Note 2—Going Concern

These condensed combined financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has losses from operations, negative operating cash flows and liabilities in excess of assets. The Company is financed substantially through related party advances and is dependent upon the continuing ability to obtain debt or related party financing to fund its operations until positive cash flow is generated from ongoing business operations. The Company’s management believes it will continue to be able to secure the additional financing it requires. There is no assurance that continued related or third party financing will be available when needed or on terms acceptable to the Company, or at all, which casts significant doubt on the Company’s ability to continue as a going concern.

These condensed combined financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Note 3—Related Party Transactions

The Company engages with Muirden Energy LLP, related companies under common control, to develop, construct, operate, and maintain its various wind turbine facilities. There is no official agreement between the Company and Muirden Energy LLP. Advances received from Muirden Energy LLP do not bear interest and have no set repayment terms. Company owed Muirden Energy LLP $436,377 at June 30, 2014 and $413,009 at December 31, 2013.

Due to member represents amounts advanced to the Company, such advances do not bear interest and have no set repayment terms. The Company owed a member $613,362 at June 30, 2014 and $49,558 at December 31, 2013.

MUIRDEN ENERGY PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 4—Contingencies and Commitments

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred.

Note 5—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 13, 2015, the date the financials were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the combined financial statements.

Leylodge Renewables LLP has entered into a loan facility with Assetz SME Capital Limited on August 9, 2014 of an amount up to £960,000 ($1,634,688 at June 30, 2014). The facility is to be used only to finance the development of two 250 kw Wind Turbines and associated works. The facility is for a term of 36 months, with £50,000 ($85,140 at June 30, 2014) payable at the end of month 12 and £4,167 ($7,096 at June 30, 2014) per month thereafter. Interest will be charged on the daily outstanding balance under the facility at 10.5%.

The owners of the Company are currently negotiating a purchase agreement with Fifty ID RE Limited (Fifty ID) to sell all ownership interest in the Company, contingent upon its immediate resale. Fifty ID is currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to immediately resell its acquired interest in Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

MOSSCLIFF POWER PORTFOLIO

INTERIM UNAUDITED CONDENSED

COMBINED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

MOSSCLIFF POWER PORTFOLIO

MOSSCLIFF POWER PORTFOLIO

CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

JUNE 30, 2014 AND DECEMBER 31, 2013

	June 30, 2014	December 31, 2013
Assets

Current Assets
Cash and cash equivalents	$40,485	$452,957
Accounts receivable	22,303	17,438
Value-added tax receivable	7,443	196,677
Prepaid expenses and other current assets	24,046	22,608
Due from related party	518,181	99,427

Total Current Assets	612,458	789,107

Property, Plant and Equipment—net	1,117,198	478,008

Other Assets
Prepaid rent	264,789	222,766
Deferred financing costs—net	26,797	28,124

Total Other Assets	291,586	250,890

Total Assets	$2,021,242	$1,518,005

See notes to condensed combined financial statements.

MOSSCLIFF POWER PORTFOLIO

CONDENSED COMBINED BALANCE SHEETS (CONTINUED)

(UNAUDITED)

JUNE 30, 2014 AND DECEMBER 31, 2013

	June 30, 2014	December 31, 2013
Liabilities and Shareholders’ Deficit

Current Liabilities
Accounts payable and other accrued expenses	$459,278	$20,345
Current portion of long-term debt	71,611	34,021
Due to related party	781,841	720,526

Total Current Liabilities	1,312,730	774,892

Long-Term Liabilities
Asset retirement obligations	13,500	12,600
Long-term debt—less current portion	813,845	823,355

Total Long-Term Liabilities	827,345	835,955

Total Liabilities	2,140,075	1,610,847

Commitments and Contingencies (Note 7)

Shareholders’ Deficit
Combined share capital; $1.70 (£1.00) par value, 500 shares outstanding at June 30, 2014; and $1.65 (£1.00) par value at December 31, 2013	816	816
Accumulated deficit	(111,356)	(88,865)
Accumulated other comprehensive loss	(8,293)	(4,793)

Total Shareholders’ Deficit	(118,833)	(92,842)

Total Liabilities and Shareholders’ Deficit	$2,021,242	$1,518,005

See notes to condensed combined financial statements.

MOSSCLIFF POWER PORTFOLIO

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Revenue	$49,445	$—
Cost of Revenue	35,399	—

Gross Margin	14,046	—
General and Administrative Expenses	834	4,295

Loss from Operations	13,212	(4,295)

Other Expense
Interest expense	35,703	7,861

Total Other Expense	35,703	7,861

Net Loss before Provision for Income Taxes	(22,491)	(12,156)
Income Tax Expense	—	—

Net Loss	$(22,491)	$(12,156)

See notes to condensed combined financial statements.

MOSSCLIFF POWER PORTFOLIO

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Net Loss	$(22,491)	$(12,156)

Other Comprehensive (Loss) Income
Foreign currency translation adjustments	(3,500)	162

Comprehensive Loss	$(25,991)	$(11,994)

See notes to condensed combined financial statements.

MOSSCLIFF POWER PORTFOLIO

CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014

	Shares Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Deficit
	Outstanding	Amount
Balance—January 1, 2014	500	816	(4,793)	(88,865)	(92,842)
Shares issued	—	—	—	—	—
Proceeds received	—	—	—	—	—
Net loss	—	—	—	(22,491)	(22,491)
Foreign currency translation adjustments	—	—	(3,500)	—	(3,500)

Balance—June 30, 2014	500	$816	$(8,293)	$(111,356)	$(118,833)

See notes to condensed combined financial statements.

MOSSCLIFF POWER PORTFOLIO

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities
Net loss	$(22,491)	$(12,156)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and accretion	13,597	59
Amortization of deferred financing costs	2,203	—
Changes in operating assets and liabilities:
Accounts receivable	(4,208)	—
Prepaid expenses and other current assets	(683)	(108,880)
Prepaid rent	(34,029)
Accounts payable and other accrued expenses	429,465	1,431

Net Cash Provided by (Used in) Operating Activities	383,854	(119,546)

Cash Flows from Investing Activities
Value-added tax receivable	191,745	(2,385)
Advances to related parties	(407,152)	—
Purchase of property, plant, and equipment	(624,132)	—

Net Cash Used in Investing Activities	(839,539)	(2,385)

Cash Flows from Financing Activities
Proceeds from the issue of share capital	—	816
Deferred financing costs incurred	—	(30,213)
Proceeds from issuance of long-term debt	—	808,860
Advances from related parties	36,959	132,818

Net Cash (Used in) Provided by Financing Activities	36,959	912,281

Effect of Foreign Exchange Rate on Cash	6,254	(15,920)

Net Change in Cash and Cash Equivalents	(412,472)	774,430
Cash and Cash Equivalents—Beginning	452,957	—

Cash and Cash Equivalents—Ending	$40,485	$774,430

Supplemental Disclosure
Cash payments for interest	$19,404	$7,861

Cash payments for income taxes	$—	$—

See notes to condensed combined financial statements.

MOSSCLIFF POWER PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 1—Basis of Presentation

The accompanying condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The financial position, results of operations, comprehensive loss and cash flows present the combined operations of Mosscliff Power Limited, Mosscliff Power 2 Limited, and Mosscliff Power 5 Limited (collectively, the Mosscliff Power Portfolio or the Company). The accompanying condensed combined financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the accompanying condensed combined financial statements. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. However, the Company believes the disclosures are adequate to make the information presented not misleading.

The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The information included in this interim unaudited condensed combined financial statement for the six months ended June 30, 2014 should be read in conjunction with the Company’s annual audited combined financial statements as of December 31, 2013.

Note 2—Going Concern

These condensed combined financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the accompanying condensed combined financial statements, the Company has losses from operations and the Company’s liabilities exceed its assets. The Company is financed substantially through related party advances and is dependent upon the continuing ability to obtain debt or related party financing to fund its operations until positive cash flow is generated from ongoing business operations. The Company’s management believes it will continue to be able to secure the additional financing it requires. There is no assurance that continued related or third party financing will be available when needed or on terms acceptable to the Company, or at all, which casts significant doubt on the Company’s ability to continue as a going concern.

These condensed combined financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and carrying value or classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Note 3—Property, Plant and Equipment

The following presents the categories within property, plant and equipment at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Wind turbine facilities—operating	$896,920	$460,323
Less: accumulated depreciation	(16,410)	(2,925)

	880,510	457,398
Development in progress	236,688	20,610

	$1,117,198	$478,008

MOSSCLIFF POWER PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 3—Property, Plant and Equipment (Continued)

The Company recorded depreciation expense related to property, plant and equipment of $13,597 and $59 for the six months ended June 30, 2014 and 2013, respectively.

Note 4—Deferred Financing Costs

Deferred financing costs consist of certain legal and bank fees related to the issuance of various debt instruments described in Note 5. Deferred financing costs consist of the following at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Deferred costs	$31,202	$30,213
Accumulated amortization	(4,405)	(2,089)

	$26,797	$28,124

The Company recorded amortization expense related to deferred financing costs of $2,203 for the six months ended June 30, 2014. There was no amortization expense for the six months ended June 30, 2013.

Note 5—Long-Term Debt

In June 2013, the Company, through Mosscliff Power Limited, entered into a loan facility arrangement with Thin Cats Loan Syndicates Limited (TLS) to provide for up to £520,000 ($885,456 at June 30, 2014 and $857,376 at December 31, 2013). The loan bears interest at 10.00%, or a lesser rate as determined by TLS per annum, indexed annually by the retail price index (RPI) (7.5% at June 30, 2014 and December 31, 2013). Interest is payable monthly with monthly principal installments beginning on the first anniversary of the loan through June 2023. The debt is secured through fixed and floating charges over the assets and shares of Mosscliff Power Limited.

The following are amounts due for long-term debt as of June 30, 2014:

For the years ending June 30,
2015	$71,611
2016	77,171
2017	83,161
2018	89,617
2019	96,574
Thereafter	467,322

$885,456

MOSSCLIFF POWER PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 6—Related Party Transactions

Due From Related Parties

The Company contracts with Mosscliff Environmental Ltd (Mosscliff Environmental), a related company under common ownership, to develop, construct, operate, and maintain its various wind turbine facilities. Each wind turbine facility is contracted with installments due to Mosscliff Environmental at various points throughout the development and construction stages of the contract. The payment terms do not generally exceed one year and amounts under the contract do not bear interest. The Company may, at times, advance Mosscliff Environmental funding under these contracts in excess of amounts due or in the ordinary course of business in order to expedite progress. The Company had a receivable from Mosscliff Environmental totaling $518,181 at June 30, 2014 and $99,427 at December 31, 2013, which is included within the due from related party line on the accompanying combined balance sheets.

Due To Related Parties

The Company, through Mosscliff Power 5 Limited, received advances from its directors to fund initial operations and the development and construction of a wind turbine facility. The advances received do not bear interest and are repayable on demand by the directors of the Company. The Company had $781,841 outstanding at June 30, 2014 and $720,526 outstanding at December 31, 2013.

Other Related Party Transactions

During the six months ended June 30, 2014, the Company incurred costs of $624,132 in relation to the development, construction, and operations of its wind turbine facilities through its contracts with Mosscliff Environmental.

Note 7—Contingencies and Commitments

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred.

Note 8—Income Taxes

As the Company continues to incur pretax losses through operations it has determined that it is more likely than not that the benefit of deferred tax assets will not be realized and therefore, the Company continues to maintain a full valuation allowance offsetting any change in deferred taxes.

Note 9—Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 13, 2015, the date the financials were available to be issued. Except as described below, no other events have occurred that require adjustment to or disclosure in the combined financial statements.

MOSSCLIFF POWER PORTFOLIO

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

Note 9—Subsequent Events (Continued)

The owners of the Company are currently negotiating a purchase agreement with Fifty ID RE Limited (Fifty ID) to sell all ownership interests in the Company, contingent upon its immediate resale. Fifty ID is currently negotiating a purchase agreement with LightBeam Electric Company (LightBeam) to immediately resell its acquired interest in Company, contingent upon LightBeam simultaneously closing on its initial public offering of LightBeam’s stock.

                Shares

LightBeam Electric Company

Common Stock

PRELIMINARY PROSPECTUS

BMO Capital Markets

Barclays

                , 2015

Through and including                 , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than estimated underwriting discounts and commissions, payable by us in connection with the sale and distribution of the common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee, and the New York Stock Exchange listing fee.

SEC registration fee	$	*
FINRA filing fee	$	*
New York Stock Exchange listing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation provides for indemnification of our directors, officers, authorized representatives, and other agents to the maximum extent permitted by the DGCL, and the amended and restated bylaws provide for indemnification of the directors, officers, authorized representatives, and other agents to the maximum extent permitted by the DGCL.

In addition, we intend to enter into indemnification agreements with our directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We intend to maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement filed as Exhibit 1.1 hereto, to indemnify us, our officers, and directors against certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2011, we have issued the following unregistered securities:

From March 9, 2011 through November 15, 2013, we issued an aggregate of 84.25 shares to six individuals for services rendered.

From June 12, 2012 through May 6, 2014, we sold an aggregate of 436.085 shares to 35 investors for an aggregate of $2,843,000.

On May 30, 2014, our board of directors issued to our stockholders two dividends of one share and nine shares, respectively, per share outstanding, or an aggregate of 13,943.6 shares.

From July 16, 2014 through September 17, 2014, we issued an aggregate of 95 shares to two individuals for services rendered.

From June 10, 2014 through January 6, 2015, we sold an aggregate of 1,207.05 shares to 17 investors for an aggregate of $5,322,000.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act, and/or Regulation D thereunder as transactions not involving a public offering and/or Regulation S thereunder as transactions conducted outside of the United States in accordance with the conditions of such Regulation and/or Rule 701 promulgated thereunder because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

2.1*	Purchase Agreements relating to Initial Portfolio

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Form of Amended and Restated Bylaws of the Registrant

5.1*	Opinion of Morgan, Lewis & Bockius LLP

10.1*	LightBeam Electric Company 2015 Incentive Plan

10.2*	Employment Agreement by and between LightBeam Electric Company and James Lavelle

10.3*	Employment Agreement by and between LightBeam Electric Company and Carl Weatherley-White

10.4*	Employment Agreement by and between LightBeam Electric Company and Dana Griffith

10.5*	Consulting Agreement by and between LightBeam Electric Company and Carl Weatherley-White

10.6*	Consulting Agreement by and between LightBeam Electric Company and Dana Griffith

10.7*	Consulting Agreement by and between LightBeam Electric Company and Phil Andrews

21.1*	Subsidiaries

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Deloitte & Touche LLP (U.K.)

23.3*	Consent of Deloitte & Touche LLP (Canada)

23.4*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

23.5*	Consent of Mary Lou Fiala

23.6*	Consent of David J. Hayes

23.7*	Consent of George R. Krouse.

23.8*	Consent of Gerald Luterman

23.9*	Consent of Angus Macdonald

24.1*	Powers of Attorney (included on signature page)

*	To be filed by amendment

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is included in the financial statements.

Item 17. Undertakings

For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sausalito, State of California, on January 13, 2015.

LIGHTBEAM ELECTRIC COMPANY

By:
James Lavelle Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Lavelle and Carl Weatherley-White, and each one of them, as his true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any Registration Statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

James Lavelle	Chairman and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)	January 13, 2015

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

2.1*	Purchase Agreements relating to Initial Portfolio

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Form of Amended and Restated Bylaws of the Registrant

5.1*	Opinion of Morgan, Lewis & Bockius LLP

10.1*	LightBeam Electric Company 2015 Incentive Plan

10.2*	Employment Agreement by and between LightBeam Electric Company and James Lavelle

10.3*	Employment Agreement by and between LightBeam Electric Company and Carl Weatherley-White

10.4*	Employment Agreement by and between LightBeam Electric Company and Dana Griffith

10.5*	Consulting Agreement by and between LightBeam Electric Company and Carl Weatherley-White

10.6*	Consulting Agreement by and between LightBeam Electric Company and Dana Griffith

10.7*	Consulting Agreement by and between LightBeam Electric Company and Phil Andrews

21.1*	Subsidiaries

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Deloitte & Touche LLP (U.K.)

23.3*	Consent of Deloitte & Touche LLP (Canada)

23.4*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

23.5*	Consent of Mary Lou Fiala

23.6*	Consent of David J. Hayes

23.7*	Consent of George R. Krouse

23.8*	Consent of Gerald Luterman

23.9*	Consent of Angus Macdonald

24.1*	Powers of Attorney (included on signature page)

*	To be filed by amendment